Confidential Treatment Requested by Space Exploration Technologies Corp.
Pursuant to 17 C.F.R. Section 200.83
As confidentially submitted to the Securities and Exchange Commission on March 30, 2026.
This draft Registration Statement has not been publicly filed with the Securities and Exchange Commission, and all information herein is strictly confidential.
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

Confidential Draft Submission No. 1
FORM S-1
REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

Space Exploration Technologies Corp.
(Exact name of registrant as specified in its charter)

Texas	7370	01-0627671
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
1 Rocket Road
Starbase, Texas 78521
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Elon Musk
Chief Executive Officer
1 Rocket Road
Starbase, Texas 78521
Tel: (310) 363-6000
(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:

George J. Sampas Hillary H. Holmes Harrison Tucker Atma J. Kabad Gibson, Dunn & Crutcher LLP 811 Main Street, Suite 3000 Houston, Texas 77002 Tel: (346) 718-6600	Bret Johnsen Michael Smith Space Exploration Technologies Corp. 1 Rocket Road Hawthorne, California 90250 Tel: (310) 363-6000	Byron B. Rooney Alan F. Denenberg Stephen A. Byeff Joze Vranicar Davis Polk & Wardwell LLP 450 Lexington Avenue New York, New York 10017 Tel: (212) 450-4000
Approximate date of commencement of proposed sale to the public:
As soon as practicable after this Registration Statement becomes effective.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box.  ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company.
See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act:

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☐
		Emerging growth company	☐
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐
The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

SUBJECT TO COMPLETION, DATED      , 2026
PRELIMINARY PROSPECTUS
Shares
Space Exploration Technologies Corp.
Class A Common Stock
This is the initial public offering of shares of Class A common stock, par value $0.001 per share, of Space Exploration
Technologies Corp., a Texas corporation. We are offering                shares of our Class A common stock.
Currently, no public market exists for our Class A common stock. We expect the initial public offering price to be between
$    and $    per share. We intend to apply to list our Class A common stock on           (“         ”) under the symbol “      .”
Following the completion of this offering, we will have two classes of common stock issued and outstanding: Class A common stock and Class B common stock. Each share of Class A common stock will entitle its holder to one vote per share. Each share of Class B common stock will entitle its holder to 10 votes per share. Class A shareholders and Class B shareholders will vote together as a single class on all matters to be voted on by shareholders, except Class B shareholders will be entitled to elect a majority of our board of directors in addition to having certain other class votes as described under
“Description of Capital Stock.”
Assuming an offering size as set forth above and an initial public offering price of $                per share (the midpoint of the
estimated price range set forth above), Elon Musk, our founder, Chief Executive Officer, Chief Technical Officer and
Chairman of our board, will hold approximately           % of the voting power of our common stock (or
approximately        % if the underwriters exercise their option to purchase additional shares of Class A common stock in full) immediately after the completion of this offering through his ownership of shares of our Class A and Class B common
stock of which approximately         % he controls through his ownership of our Class B common stock. As a result, Mr.
The information in this prospectus is not complete and may be changed. The securities described herein may not be sold until the registration statement filed with the
Securities and Exchange Commission is effective. This prospectus is not an offer to sell such securities, and it is not soliciting an offer to buy these securities, in any jurisdiction where the offer or sale is not permitted.
Musk will be able to control the outcome of matters requiring shareholder approval. This includes the election of (i) a majority of our board, through his ownership of Class B shares (as Class B Directors), for so long as he holds a majority of the voting power of the Class B common stock, and (ii) the remainder of our board, for so long as he holds a majority of the combined voting power of the Class A and Class B common stock. As a result, we will be a “controlled company” under
the corporate governance rules of                  following the completion of this offering and, as a result, we intend to rely on exemptions from certain corporate governance requirements. Please refer to “Management—Controlled Company
Exemption.”
Investing in our Class A common stock involves risks. Please refer to “Risk Factors” beginning on page 22 of this prospectus.

	Per Share	Total
Initial public offering price ........................................................................................	$	$
Underwriting discounts and commissions(1) ..............................................................	$	$
Proceeds, before expenses, to Space Exploration Technologies Corp. .....................	$	$
__________________
(1)Please refer to “Underwriting” for a description of all underwriting compensation payable in connection with this offering.
The underwriters may also exercise an option to purchase up to an additional       shares of our Class A common stock from
us, at the initial public offering price, less the underwriting discounts and commissions, for 30 days after the date of this prospectus.
At our request, the underwriters have reserved up to             percent of the shares of Class A common stock to be issued by
the Company and offered by this prospectus for sale, at the initial public offering price, to              . Please refer to
“Underwriting—Directed Share Program.” Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.
The shares of Class A common stock will be ready for delivery on or about             , 2026.
Joint Book-Running Managers
Prospectus Dated              , 2026.

SPACE

ACTIVATED
2002

FIRST:

2008	Liquid fuel rocket to reach orbit by a private company
2012	Private spacecraft to dock with the International Space Station
2015	To propulsively land an orbital class booster
2017	To refly an orbital class booster

KEY METRICS

Total Launches	~600
Missions Flown with One or More Reused Boosters	85%+
% of 2025 Global Mass to Orbit	80%+
Crewmembers Flown	74

Metrics as of December 31, 2025

CONNECTIVITY

ACTIVATED
2020

FIRST:

2019	To deploy a large-scale low-Earth orbit broadband satellite constellation
2019	Low-latency low-Earth orbit network

KEY METRICS

Starlink Broadband & Mobile Satellites	8,900+
% of Active Maneuverable Satellites	75%+
Starlink Subscribers	~8.9M
Countries	156

Metrics as of December 31, 2025

AI

ACTIVATED
2023

FIRST:

2026	Gigawatt-scale AI training cluster
2026	Gigawatt-scale Megapack Battery Installation

KEY METRICS

Nameplate Compute Draw	0.8GW
Major Model Versions	4
Daily Data Inflows	188K TB
Monthly Active Users	550M+

Metrics as of December 31, 2025

Confidential Treatment Requested by Space Exploration Technologies Corp.
Pursuant to 17 C.F.R. Section 200.83
 TABLE OF CONTENTS

Page
GLOSSARY OF TERMS .................................................................................................................................	v
PROSPECTUS SUMMARY ............................................................................................................................	1
RISK FACTORS ..............................................................................................................................................	22
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS ...........................	55
USE OF PROCEEDS .......................................................................................................................................	57
DIVIDEND POLICY ........................................................................................................................................	58
CAPITALIZATION .........................................................................................................................................	59
DILUTION .......................................................................................................................................................	61
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS ........................................................................................................................................	65
BUSINESS ........................................................................................................................................................	109
MANAGEMENT ..............................................................................................................................................	196
EXECUTIVE COMPENSATION ....................................................................................................................	202
CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS .............................................	212
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT ....................	215
DESCRIPTION OF CAPITAL STOCK ..........................................................................................................	217
SHARES ELIGIBLE FOR FUTURE SALE ....................................................................................................	224
MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR NON-U.S. HOLDERS OF CLASS A COMMON STOCK .....................................................................................................................	226
UNDERWRITING ...........................................................................................................................................	230
LEGAL MATTERS ..........................................................................................................................................	237
EXPERTS .........................................................................................................................................................	237
WHERE YOU CAN FIND ADDITIONAL INFORMATION ........................................................................	237
INDEX TO FINANCIAL STATEMENTS ......................................................................................................	F-1
Neither we nor the underwriters have authorized anyone to provide you with information other than that contained in this prospectus or in any free writing prospectus authorized by us. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We and the underwriters are not making an offer to sell, or seeking offers to buy, our Class A common stock in any jurisdiction where an offer or sale is not permitted. The information contained in this prospectus or any free writing prospectus is accurate only as of its date, regardless of its time of delivery or of any sale of shares of our Class A common stock.
Our business, financial condition, results of operations and future prospects may have changed since that date.
For investors outside of the United States: Neither we nor the underwriters have done anything that would permit this offering, or possession or distribution of this prospectus, in any jurisdiction where action for that purpose is required, other than the United States. Persons outside of the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of our
Class A common stock and the distribution of this prospectus outside of the United States.
This prospectus contains forward-looking statements that are subject to a number of risks and uncertainties, many of which are beyond our control. Please refer to “Risk Factors” and “Cautionary Statement Regarding Forward-
Looking Statements.”

Confidential Treatment Requested by Space Exploration Technologies Corp.
Pursuant to 17 C.F.R. Section 200.83
General Information
Except as otherwise indicated or required by the context, all references to “SpaceX,” the “Company,” “we,” “our”
and “us” or similar terms refer to Space Exploration Technologies Corp. and its consolidated subsidiaries. For the definitions of certain terms and abbreviations used in this prospectus, please refer to “Glossary of Terms” beginning on page v of this prospectus.
References to (i) our “bylaws” are to the form of amended and restated bylaws of the Company (as amended and restated from time to time) to be effective upon the completion of this offering, (ii) our “charter” are to the form of restated certificate of formation of the Company to be effective upon the completion of this offering and (iii) “our board” or “the board” are to the board of directors of the Company.
Basis of Presentation
The consolidated financial statements of SpaceX have been retrospectively recast for all periods presented to include the historical results of X.AI Holdings Corp., which was acquired by SpaceX, effective February 2, 2026 (the “xAI
Merger”), and X Holdings Corp. (“X Holdings”), which was acquired by xAI, effective March 28, 2025 (the “X
Merger”), because these transactions were between entities under common control. Refer to Note 1, Nature of
Business, to the audited consolidated financial statements included elsewhere in this prospectus.
Unless otherwise noted, common stock outstanding after the offering and other information based thereon in this prospectus does not reflect any of the following:
•                shares of Class A common stock issuable upon exercise of the underwriters’ option to purchase additional shares from us;
•                shares of Class A common stock reserved for issuance under our Amended and Restated 2024 Equity
Incentive Plan (the “A&R 2024 Plan”) and our Amended and Restated 2017 Equity Stock Plan (the “A&R 2017
ESPP”), which we plan to adopt in connection with this offering;
•                shares of Class A common stock subject to outstanding awards (other than restricted stock awards)
under our Equity Plans, and                 shares of Class B common stock subject to outstanding awards under our
Equity Plans;
•                shares of Class A common stock reserved for future issuance upon the conversion of           shares of
Class B common stock on a one-for-one basis at the election of the holders; and
•the payment of                      shares of Class A common stock and cash consideration which would occur upon closing of our agreement with EchoStar Corporation (“EchoStar”) to purchase certain AWS-3, AWS-4, and H-
Block spectrum licenses pursuant to the License Purchase Agreement, dated as of September 7, 2025 (as amended and restated on November 5, 2025), by and among SpaceX, Spectrum Business Trust 2025-1 and
EchoStar (the “EchoStar Transaction”), which transaction is subject to the receipt of required regulatory approvals and other closing conditions.
The term “Equity Plans” refers to our 2015 Plan, our A&R 2017 ESPP and our A&R 2024 Plan as well as (i) xAI’s
2023 Equity Incentive Plan, 2023 Incentive Plan and 2025 Equity Incentive Plan, each of which we assumed in the
xAI Merger and (ii) the 2017 Stock Plan, as amended, of Swarm Technologies, Inc. (“Swarm”), which we assumed in our acquisition of Swarm in 2021.
Unless otherwise indicated, all information contained in this prospectus assumes or gives effect to:
•a       -for-      forward split of our capital stock, which became effective on                 , 2026 (the “Stock Split”);
•prior to the completion of this offering, pursuant to the terms of our certificate of formation in effect as a private company prior to this offering, the reclassification of all of our outstanding shares of Class C common stock
into an aggregate of                      shares of Class A common stock (the “Class C Reclassification”) and the

Confidential Treatment Requested by Space Exploration Technologies Corp.
Pursuant to 17 C.F.R. Section 200.83
conversion of the outstanding shares of all our preferred stock into an aggregate of                     shares of our
Class A common stock and                    shares of our Class B common stock (the “Preferred Conversion”);
•the effectiveness of our charter and bylaws, which were approved by our board and our shareholders on
                , 2026 and will become effective upon the completion of this offering;
•an initial public offering price of $                per share of Class A common stock (the midpoint of the price range set forth on the cover of this prospectus);
•that the underwriters do not exercise their option to purchase additional shares of Class A common stock from us; and
•no purchase of shares of Class A common stock in this offering by our directors, officers or existing shareholders.
Industry and Market Data
Certain market and industry data and forecasts used in this prospectus have been obtained from, are based on, or use data from, the following sources, among others: (i) Boston Consulting Group, (ii) Cellular Telecommunications and
Internet Association, (iii) Corporate Jet Investor, (iv) Digital Cooperation Organization, (v) Ericsson Mobility
Report November 2025, (vi) Euromonitor International, Passport 2026 Edition, (vii) Global Satellite Operators
Association, (viii) Grand View Research, (ix) International Data Corporation, (x) International Energy Agency, (xi)
Introl, (xii) J.D. Power, (xiii) Jonathan McDowell, (xiv) JLL, (xv) Marine Traffic Dashboard, (xvi) McKinsey &
Company, (xvii) National Aeronautics and Space Administration (“NASA”), (xviii) Novaspace, (xix) Oliver
Wyman, (xx) Omdia, (xxi) QTS, (xxii) RAND Corporation, (xxiii) S&P Global Market Intelligence, (xxiv)
SemiAnalysis, (xxv) Silicon Data, (xxvi) Socomec, (xxvii) Space Foundation, (xxviii) Speedtest Global Index,
(xxix) TAdviser, (xxx) United Nations Conference on Trade and Development, (xxxi) U.S. Energy Information
Administration, (xxxii) U.S. Government Accountability Office, (xxxiii) World Bank, (xxxiv) World Economic
Forum, and (xxxv) YouGov. Some market data and statistical information contained in this prospectus are also based on management’s estimates and calculations, which are derived from our review and interpretation of publicly available industry publications, our internal research and our knowledge of the markets in which we currently, and will in the future, operate, as well as the sources referred to above. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such information. The estimates and assumptions used in determining our total addressable markets are further detailed in the section titled “Business—
Our Market Opportunity,” and you are urged to read the risk factor titled “The estimates of market opportunity and forecasts of market growth included in this prospectus may prove to be inaccurate.” Forecasts and other forward-
looking information obtained from the sources named above are subject to the same qualifications and uncertainties as the other forward-looking statements in this prospectus.
Statements as to market position, market opportunity and market size are based on data currently available to us, as well as management’s estimates, judgments, assessments, and assumptions. While we are not aware of any misstatements regarding market position, market opportunity, and market size information included in this prospectus, such information, which is derived in part from management’s estimates and beliefs, is inherently uncertain and imprecise. Projections, assumptions and estimates of estimated market position and market opportunity and the future performance of the industries in which we operate are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors,” “Cautionary
Statement Regarding Forward-Looking Statements” and elsewhere in this prospectus. These and other factors could cause results to differ materially from those expressed in the estimates made by third parties and by us. Investors are cautioned not to place undue reliance on statements of expected future market size or opportunity.
Trademarks and Trade Names
We own or have rights to various trademarks, service marks and trade names that we use in connection with the operation of our business. This prospectus may also contain trademarks, service marks and trade names of third parties, which are the property of their respective owners. Our use or display of third parties’ trademarks, service marks, trade names or products in this prospectus is not intended to, and does not imply, a relationship with us or an

Confidential Treatment Requested by Space Exploration Technologies Corp.
Pursuant to 17 C.F.R. Section 200.83
endorsement or sponsorship by or of us. Solely for convenience, the trademarks, service marks and trade names referred to in this prospectus may appear without the ®, ™ or SM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable licensor to these trademarks, service marks and trade names.
v
Confidential Treatment Requested by Space Exploration Technologies Corp.
Pursuant to 17 C.F.R. Section 200.83
GLOSSARY OF TERMS
The terms and abbreviations defined in this section are used throughout this prospectus:
•“AI” or “artificial intelligence” refers to advanced computational technologies and systems enabling machines to learn, comprehend reality, solve complex problems, exhibit creativity, make critical decisions, and function with growing autonomy.
•“AI compute” or “compute” refers to the computing infrastructure required to train and operate artificial intelligence models, including, without limitation, specialized processors, networking, storage, and power systems deployed in data centers or other computing environments.
•“AI ecosystem” refers to a complex, multi-layered network of technologies, products, systems, and infrastructure that develop, leverage, and deploy intelligent systems.
•“AI satellite” refers to a satellite equipped with onboard artificial intelligence processing capabilities designed to perform data analysis, inference, or other machine learning, automated decision-making and artificial intelligence algorithms, models and technologies workloads in orbit.
•“AI segment” refers to our AI business, which we acquired in connection with our acquisition of xAI in
February 2026, and includes our AI compute, Grok, and X.
•“AI training cluster” refers to an integrated system that provides computational power required for training and running advanced AI models.
•“The Algorithm” refers to our five-step iterative process that we use to rapidly innovate and optimize, emphasizing making the requirements less dumb, deleting unnecessary processes or parts, optimizing the necessary processes or parts, accelerating cycle timesteps, and automating only proven processes after the first four steps are completed.
•“Application Programming Interface” or “API” refers to a defined set of rules and protocols that allows different software systems to communicate with and interact with each other programmatically.
•“ARPU” refers to service revenue generated from Starlink Subscribers during a period divided by (i) the average number of Starlink Subscribers during the period and by (ii) the number of months in the period.
•“Artemis program” refers to a NASA program aimed at landing humans on the Moon by the late 2020s.
•“booster” refers to the first-stage rocket that provides the primary thrust during launch.
•“booster catch” refers to a recovery method in which a returning first-stage rocket booster is captured mid-air by mechanical arms on the launch tower rather than on legs at a landing zone or at sea.
•“booster launch” refers to a rocket launch in which a booster stage provides the primary thrust during liftoff and the initial phase of ascent before separating from the vehicle.
•“bps” refers to bits per second.
•“COLOSSUS” refers to our flagship data center, located on Paul R. Lowry Road in Memphis, Tennessee, forming part of our coherent gigawatt-scale AI training cluster.
•“Connectivity segment” refers to our Connectivity segment, which includes Starlink and associated offerings.
•“Credit Agreements” refers to our SpaceX Credit Facility and SpaceX Bridge Loan.
•“crewmember” refers to a person who has traveled on our spacecraft, measuring by each mission.
•“downlink capacity” refers to the maximum rate at which data can be transmitted from a satellite to users over a network or communication link in a given period of time.

Confidential Treatment Requested by Space Exploration Technologies Corp.
Pursuant to 17 C.F.R. Section 200.83
•“Draco thrusters” refers to thrusters used in Dragon spacecraft for precise orbital maneuvering and adjustments.
•“Dragon” refers to our Dragon spacecraft.
•“Falcon 1” refers to our two-stage, liquid-fueled small-lift launch vehicle that operated from 2006 to 2009.
•“Falcon 9” refers to our orbital-class rocket with reusable boosters, first launched in 2010, which has a payload capacity to LEO of approximately 23 metric tons.
•“Falcon Heavy” refers to our partially reusable super heavy-lift launch vehicle, first launched in 2018, which has a payload capacity to LEO of approximately 64 metric tons.
•“flight-proven booster launches” refers to a mission utilizing a booster that has previously completed at least one successful launch and recovery.
•“frontier model” refers to a leading-edge, sophisticated large language model, such as Grok, designed for rigorous reasoning and real-time information synthesis.
•“geostationary orbit” refers to a high Earth orbit that allows satellites to match Earth’s rotation, appearing stationary from the ground, often used for communication satellites.
•“geosynchronous transfer orbit” refers to an elliptical orbit used to transfer a spacecraft from a lower orbit to a geostationary orbit.
•“gigawatt” refers to one billion watts.
•“GPU” refers to a graphics processing unit.
•“Grok” refers to our family of frontier large language models, which represents a core pillar of our mission to advance humanity’s understanding of the universe through the development of truth-seeking artificial intelligence.
•“Grok API” refers to our application programming interface that enables developers to access and integrate
Grok large language models into external software applications and workflows.
•“Grok Business” refers to our subscription-based offering that provides organizations with access to Grok models and related tools for use in internal business applications and workflows, designed for deployment by small-to-medium teams.
•“Grok Enterprise” refers to our subscription-based offering that provides organizations with access to Grok models and related tools for use in internal business applications and workflows, designed for deployment by enterprise organizations.
•“Grok Voice” refers to the Grok real-time speech engine.
•“high-density compute” refers to compute infrastructure designed to deliver a large amount of processing power within a limited physical footprint, typically characterized by high processor concentration and elevated power usage per unit of space.
•“Imagine” refers to our image and video generation system.
•“inference” refers to the process by which a trained artificial intelligence model generates outputs (such as text, images, or predictions) from new input data.
•“International Docking System Standard” refers to a standard for autonomous docking capabilities used by spacecraft like Dragon.
•“IoT” refers to the network of physical objects embedded with sensors, software, and other technologies for the purpose of connecting and exchanging data with other devices and systems over the internet.

Confidential Treatment Requested by Space Exploration Technologies Corp.
Pursuant to 17 C.F.R. Section 200.83
•“Kardashev Type II” refers to a civilization that harnesses the full energy output of its local star, like our Sun, to power unprecedented growth and sustain the civilization’s existence.
•“large language model” or “LLM” refers to a sophisticated artificial intelligence model designed for advanced reasoning and natural language processing.
•“large-scale LEO broadband satellite constellation” refers to a satellite constellation network of over 1,000 satellites.
•“latency” refers to the time delay between the transmission of data from a source and its receipt at a destination, typically measured in milliseconds.
•“launch payload mass” refers to the theoretical payload mass that a particular spacecraft is capable of delivering to a specified orbit under specific conditions, which is derived from advanced computer simulations and performance modeling that apply to particular mission scenarios and trajectory assumptions. Actual payload that can be delivered for a given mission may be different and will vary depending on numerous mission parameters and operational factors, including mission-specific trajectory requirements, atmospheric conditions, vehicle and payload configuration, risk profile, and applicable regulatory or range-safety limitations.
•“launch system” refers to a comprehensive system comprising rockets and associated ground infrastructure used to launch spacecraft and payloads into space.
•“launch vehicle” refers to a rocket designed to transport payloads from terrestrial bodies (e.g., Earth, Moon, or
Mars) to space or to a designated orbital trajectory.
•“LEO satellite constellation” refers to a network of numerous satellites operating in Low-Earth Orbit, typically deployed to provide services such as broadband connectivity, including Starlink.
•“Low-Earth Orbit” or “LEO” refers to an orbit relatively close to Earth’s surface, typically used by satellites for applications like broadband internet due to its lower latency compared to higher orbits.
•“low-latency network” refers to a network with latency below 70 milliseconds.
•“Macrohard” refers to a platform we are currently developing that is designed to emulate digital workflows, augment human operation of computers, and create a fully AI-operated software company.
•“MACROHARD” refers to our data center on Tulane Road in Memphis, Tennessee. This data center is part of our coherent gigawatt-scale AI training cluster.
•“MACROHARDRR” refers to our data center in Southaven, Mississippi, which represents the next phase of expansion for our terrestrial AI compute in its coherent gigawatt-scale training cluster.
•“mass to orbit” refers to the total kilograms of payload deployed to orbit in a given period, and is a key indicator of our capacity and scalability that supports Space revenue and drives expansion across our Connectivity and AI segments.
•“MAU” refers to the average number of monthly active users for the last 30 days of the period.
•“Mbps” refers to megabits per second.
•“Megapack” refers to a containerized, utility-scale lithium-ion battery energy storage system produced by Tesla and designed to stabilize power grids, store renewable energy, and replace fossil fuel peaker plants.
•“megawatt” refers to one million watts.
•“Merlin” refers to the Merlin family of engines, which include vacuum and sea level variants and are fully developed and produced by the Company.

Confidential Treatment Requested by Space Exploration Technologies Corp.
Pursuant to 17 C.F.R. Section 200.83
•“microgravity” refers to very weak gravity, such as that experienced in orbiting spacecraft, which allows for unique manufacturing processes like creating ultra-pure materials.
•“Mid-Earth Orbit” or “MEO” refers to an orbital region between approximately 2,000 km and 35,786 km above
Earth’s surface.
•“mobile network operators” or “MNOs” refers to companies that provide mobile phone services to customers, with whom SpaceX partners to offer satellite-to-mobile connectivity.
•“Mobile Satellite Service” refers to providing wireless voice, messaging, and data connectivity to, from, or between mobile devices by using orbiting satellites rather than terrestrial cell towers.
•“Moore’s Law” refers to an observation, not a physical law, that the number of transistors on a microchip doubles roughly every two years, leading to exponentially faster, smaller, and cheaper electronics.
•“orbital AI compute” refers to artificial intelligence computing infrastructure contemplated to be deployed in space, consisting of satellite constellations that act as orbital data centers, harnessing solar energy for power and leveraging the space environment for cooling.
•“payload” refers to the portion of a vehicle’s total mass that consists of the cargo, passengers, satellites, or other mission-specific items being transported and that reaches the target orbit or destination. Payload is distinct from total mass (also referred to as gross mass or initial mass) which is the entire weight of the vehicle, including the payload, fuel / propellant, structure, engines, and any other items, at the start of a journey.
•“payload capacity to orbit” refers to a theoretical payload capacity that a particular launch vehicle is capable of delivering to a specified orbit (e.g., LEO or GEO) or celestial body (e.g., Mars) under specific conditions, which orbit is derived from advanced computer simulations and performance modelling that apply to particular mission scenarios and trajectory assumptions. Actual payload capacity for a given mission may be different and will vary depending on numerous mission parameters and operational factors, including mission-specific trajectory requirements, atmospheric conditions, vehicle and payload configuration, risk profile, and applicable regulatory or range-safety limitations.
•“Power Usage Effectiveness” refers to the global standard metric for data center efficiency, calculated as the ratio of total facility power to IT equipment power.
•“propellant” refers to the chemical substance or combination of substances consumed by a rocket engine to produce thrust by generating high-velocity exhaust gases.
•“propulsive landing” refers to the process of landing a rocket or spacecraft using its engines to control descent and achieve a soft, vertical touchdown.
•“radiative cooling” refers to a cooling method that dissipates heat by radiating it into space, often passively, and is expected to be used in orbital AI compute infrastructure.
•“Raptor engines” refers to high-performance family of engines developed and produced by the Company, such as those powering the Super Heavy booster and Starship upper stage, designed for efficiency and reusability.
•“reflight” refers to the reuse of a flight-proven rocket booster or upper stage that has successfully completed a prior space mission, and has been recovered, refurbished, and certified for subsequent launches.
•“return payload mass” refers to the theoretical payload mass that a particular spacecraft is capable of bringing back to Earth from a specified orbit under specific conditions, which is derived from advanced computer simulations and performance modelling that apply to particular mission scenarios and trajectory assumptions.
Actual payload that can be returned for a given mission may be different and will vary depending on numerous mission parameters and operational factors, including mission-specific trajectory requirements, atmospheric conditions, vehicle and payload configuration, risk profile, and applicable regulatory or range-safety limitations.

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•“rideshare” refers to a type of space mission where multiple satellites or payloads from different customers are launched together on a single rocket, sharing the cost.
•“satellite-to-mobile” refers to a service that provides global cellular connectivity directly to everyday smartphones via satellites, supplementing terrestrial networks and eliminating mobile dead zones.
•“Service Line” refers to an individual instance of Starlink broadband internet service provisioned under a subscription plan, generally associated with a specific Starlink User Terminal or group of terminals, and billed according to Starlink’s service plans and terms of service. The number of Service Lines is distinct from the number of unique devices, account holders, end users, or physical persons.
•“space economy” refers to economic activities related to the development, production, and operation of goods and services that utilize or support space-based infrastructure and capabilities, including launch services, satellite systems, and space-enabled technologies.
•“Space segment” refers to our Space segment, which includes our customer launch operations and offerings such as Falcon, Dragon, and Starship.
•“SpaceX Bridge Loan” refers to the Bridge Loan Credit Agreement, dated as of March 2, 2026, by and among the Company, as borrower, the guarantors from time to time party thereto, the lenders from time to time party thereto and Goldman Sachs Bank USA, as administrative agent and a lender.
•“SpaceX Credit Facility” refers to our Credit Agreement, dated as of February 7, 2025, by and among the
Company, as borrower, the guarantors from time to time party thereto, the lenders from time to time party thereto and Bank of America, N.A., as administrative agent, as amended by the First Amendment to Credit
Agreement and Waiver, dated as of March 2, 2026, by and among the Company, the lenders party thereto, and the other L/C Issuers party thereto.
•“spectrum” refers to the range of electromagnetic frequencies used for wireless communication, with licensed spectrum granting use for specific services.
•“Starlink” refers to our global Low-Earth Orbit satellite constellation and broadband network designed to deliver high-speed, low-latency internet connectivity worldwide.
•“Starlink Consumer Broadband” refers to a category of Starlink active users encompassing both individual residential users (households and personal use) and small-to-medium-sized businesses.
•“Starlink Enterprise Broadband” refers to a category of Starlink active users encompassing exclusively enterprise businesses.
•“Starlink Kit” refers to a set of products needed to connect to the Starlink network, typically including a Starlink
User Terminal and accessories.
•“Starlink Mobile” refers to a service that provides cellular connectivity directly to everyday smartphones via satellites, supplementing terrestrial networks and substantially reducing mobile dead zones.
•“Starlink Subscriber” refers to a unique Service Line that is directly assigned to a Starlink.com account registered to a person or entity that does not have a direct, negotiated agreement with the Starlink sales team.
•“Starlink User Terminal” refers to a device developed by the Company that connects to the Starlink satellite constellation to deliver high-speed, low-latency internet.
•“Starshield” refers to a secure satellite network designed specifically for government customers and national security applications.
•“Starship” refers to a fully reusable, super heavy-lift launch vehicle, first launched in 2023. Starship can be used to describe the stacked vehicle (booster and upper stage) or upper stage only.
x
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•“Sun-synchronous orbit” refers to a type of polar orbit around a planet in which a satellite passes over any given point of the planet’s surface at the same local mean solar time, allowing for consistent solar energy capture.
•“Super Heavy” refers to the reusable first-stage booster for the Starship launch vehicle, powered by 33 Raptor engines.
•“SuperGrok” refers to our subscription-based Grok service that provides users with expanded access to Grok models and related tools.
•“SuperGrok Heavy” refers to our subscription-based Grok service tier that provides users with expanded access to Grok models and related tools, including higher usage limits relative to SuperGrok.
•“Tbps” refers to terabits per second.
•“terawatt” refers to one trillion watts.
•“terawatt-scale” refers to infrastructure, systems, or facilities that are designed to generate, transmit, or consume approximately one terawatt or more of electrical power capacity.
•“terrestrial AI compute” refers to artificial intelligence computing infrastructure located on Earth, such as data centers and supercomputers, used for training and running AI models.
•“throughput” refers to the rate at which data or material can be processed or transferred, often referring to network capacity or production output.
•“tokens” refers to the basic units of text or images processed and generated by a large language model, used to measure AI workload, throughput, and computational output.
•“X” refers to our real-time information, entertainment, and free speech platform that serves as a foundational distribution and data engine for the AI ecosystem, providing real-time information.
•“xAI” refers to X.AI Holdings LLC or, prior to the xAI Merger, X.AI Holdings Corp., together with its subsidiaries, as applicable.
•“xAI Gov” refers to our offering that provides government customers with access to Grok models and related tools for use in governmental applications, workflows, and services.
•“X Premium+” refers to our highest subscription tier for X.

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PROSPECTUS SUMMARY
This summary highlights information contained elsewhere in this prospectus. This summary is not complete and does not contain all of the information you should consider before investing in our Class A common stock. You should read this entire prospectus carefully before making an investment decision. You should carefully consider, among other things, the sections titled “Risk Factors,” “Management’s Discussion and Analysis of Financial
Condition and Results of Operations,” and our consolidated financial statements and the related notes included elsewhere in this prospectus. Some of the statements in this summary constitute forward-looking statements. Please carefully consider “Cautionary Statement Regarding Forward-Looking Statements.”
“You want to wake up in the morning and think the future is going to be great—and that’s what being a space-faring civilization is all about. It’s about believing in the future and thinking that the future will be better than the past. And
I can’t think of anything more exciting than going out there and being among the stars.”
—Elon Musk
Our Mission
Our mission is to build the systems and technologies necessary to make life multiplanetary, to understand the true nature of the universe, and to extend the light of consciousness to the stars. To do this, we have formed the most ambitious, vertically integrated innovation engine on (and off) Earth with unmatched capabilities to rapidly manufacture and launch space-based communications that connect the world, to harness the Sun to power a  truth-
seeking artificial intelligence that advances scientific discovery, and ultimately to build a base on the Moon and cities on other planets.
Overview
Founded in 2002, SpaceX is the only company building the integrated hardware and software infrastructure of the future across space, connectivity, and AI. At our core, we are builders. We design, manufacture, launch, and operate products and services built on cutting-edge technologies, including the world’s most advanced rockets and spacecraft. We safely and reliably transport astronauts, satellites, and other payloads on missions that benefit life on
Earth. Since 2023, we have launched more than 80% of global mass to orbit each year with an over 99% mission success rate with Falcon rockets. We also operate a high-speed, low-latency global broadband data and communications network powered by over 8,900 Starlink broadband and mobile satellites in Low-Earth Orbit, delivering connectivity to millions of consumer, enterprise, and government customers across 156 countries, territories, and other markets, as of December 31, 2025. Using our dedicated satellite-to-mobile constellation, we offer connectivity services, supplementing terrestrial networks and substantially reducing mobile “dead zones”
across more than 20 countries.
With the potential to improve both space exploration and life on Earth, AI accelerates SpaceX’s mission to make life multiplanetary, to understand the true nature of the universe, and to extend the light of consciousness to the stars.
xAI, which was founded in 2023 and acquired by SpaceX in early 2026, is now an integral pillar of our vertically integrated company. We are rapidly constructing AI compute infrastructure—starting on Earth with the goal of extending to space—at industry-leading pace and cost efficiency. Our infrastructure supports training and inference for our frontier model, Grok, which has emerged as one of the world’s most advanced LLMs. Grok is designed as a truth-seeking AI model, built on our founder Elon Musk’s mission to enable humanity to understand the universe.
We believe that accomplishing this mission requires a truth-seeking approach to AI. We define truth seeking as the active, relentless pursuit of what is objectively true about reality, and grounded in evidence, logic, empirical data, and first principles thinking. Our goal is to understand and explain what the universe appears to be doing, as accurately as current knowledge allows. Grok has reached frontier-level performance across a broad range of challenging benchmarks—including reasoning, mathematics, coding, multimodal understanding, and general knowledge—in under two years from company founding, faster than the timelines demonstrated by other leading model providers. Grok also benefits from integration with X, our real-time information, entertainment, and free speech platform, which serves as a foundational distribution and data engine for our AI ecosystem and further enhances Grok’s truth-seeking objective.

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We believe that space represents the largest economic frontier in human history. Connectivity infrastructure in space is designed to help everyone on Earth have access to education, healthcare, entertainment, and communications, and to enable people to overcome many traditional limits, such as physical and political borders. We believe AI infrastructure in space can utilize the virtually limitless power of the Sun and thereby enable the use of AI as a transformative force for understanding the universe and improving the daily lives of all humans. We believe the convergence of these areas will enable an unprecedented expansion in the global economy, leading to an age of abundance. Our innovations and technological advancements are redefining industries on Earth, while we aim to create new ones on the Moon, Mars, and beyond. We are truly building the infrastructure of the future.
•Space. SpaceX is the only company that has cracked the code on accessing space at scale, revolutionizing an industry characterized by decades of stagnation, risk aversion, and economically perverse cost structures.
SpaceX upended this paradigm through the application of first-principles thinking, which rejects industry assumptions and builds solutions based on the fundamental laws of physics. Our intense, mission-driven, engineering-first culture and focus on extreme vertical integration have propelled us to achieve what many deemed impossible. We pioneered high-cadence, reliable, and affordable access to space with our Falcon family of rockets. In 2015, we established at least a 10-year lead over the industry by successfully landing our first
Falcon 9 booster back from space before anyone else. Space flight that historically cost billions per launch now costs in the tens of millions, fundamentally reducing the cost of space access and providing the opportunity to build new enterprises in space.
•Connectivity. Since activating service for customers in 2020, Starlink has rapidly expanded global access to high-speed internet, prioritizing underserved rural and remote communities worldwide. While building terrestrial networks in such communities can be prohibitively expensive, Starlink is capable of delivering broadband connectivity anywhere on Earth with just a Starlink Kit. As of December 31, 2025, we had over
8,900 Starlink broadband and mobile satellites in Low-Earth Orbit, operating the world’s most advanced broadband constellation providing internet connectivity to approximately 8.9 million Starlink Subscribers across
156 countries, territories, and other markets. In January 2024, we also began deploying our Starlink Mobile constellation that utilizes separate Starlink satellites with satellite-to-mobile capabilities, substantially reducing mobile “dead zones” around the world. As of December 31, 2025, our dedicated satellite-to-mobile constellation of approximately 650 V1 Starlink mobile satellites provides satellite-to-mobile data, over-the-top voice, and messaging services to approximately 7 million monthly unique devices across more than 20 countries.
•AI. We were the first company to deploy a coherent, gigawatt-scale AI training cluster. For complex reasoning and agentic workloads, compute is directly correlated with the quality of intelligence and task completion speed.
In under two years, we have established a dual advantage in both cost efficiency and deployment speed at scale.
By owning the compute infrastructure and vertically integrating across the full AI stack, we can train and iterate our frontier models at lower cost and higher velocity and accelerate development cycles. This eliminates external bottlenecks and drives rapid, continuous improvements in model performance. We believe this combination of our state-of-the-art AI compute infrastructure, our truth-seeking frontier model, and our access to real-time data on X creates a significant strategic advantage. As of December 31, 2025, our integrated AI platforms across Grok and X supported over one billion accounts, including over 550 million MAUs and generating approximately 350 million daily posts. Grok’s deep integration with X enables freshness, relevance, and contextual awareness that we believe is a competitive differentiator. This direct, real-time access to the information and human discourse on X enhances Grok’s truth-seeking capabilities by grounding outputs in up-
to-date knowledge and diverse viewpoints. As a result, we believe Grok can deliver the most objective and relevant insights and best serve high-frequency, high-value use cases across consumer and enterprise AI applications.
We have created distinct new markets across the space, connectivity, and AI industries by building the integrated hardware and software infrastructure of the future and by combining our broad range of capabilities. For example,
SpaceX’s recent acquisition of xAI unites SpaceX’s launch capabilities and global connectivity network with xAI’s
AI development capabilities. Specifically, we believe SpaceX’s reusable rockets, scaled satellite manufacturing, and operational expertise can enable the cost-effective and rapid deployment of massive AI compute satellite constellations—with potentially millions of satellites—for orbital data centers. We believe these AI compute

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satellites in Sun-synchronous orbit will be able to handle energy-intensive AI workloads, such as inference demand, at far greater scale and efficiency than terrestrial alternatives, with Starlink providing low-latency, global connectivity linking these orbital AI systems to people around the world and delivering real-time intelligence.
Our financial results reflect the strength of our operating model and our ability to create and scale multiple new businesses. Our Space and Connectivity segments contributed the substantial majority of our consolidated revenue in 2025, demonstrating the benefits of their scale and operating leverage in our vertically integrated business model.
In 2025, our Space segment generated revenue of $4,086 million, loss from operations of $(657) million, and
Segment Adjusted EBITDA of $653 million. Additionally, our Space segment funded $3,004 million in research and development expense during 2025 for our next-generation Starship launch vehicle program. Starship is designed to enable a step-function change in our launch capability across reusability, payload capacity, and launch cadence and is the key enabler of our long-term growth strategy by unlocking entirely new categories of missions. Our
Connectivity segment, primarily driven by Starlink, generated revenue of $11,387 million, income from operations of $4,423 million, and Segment Adjusted EBITDA of $7,168 million in 2025, representing year-over-year growth of
49.8%, 120.4%, and 86.2%, respectively, benefiting from subscriber growth, increasing enterprise adoption, and continued improvement in network efficiency. In our newly acquired AI segment, we plan to prioritize growth and investment to capture significant opportunities in AI applications and compute infrastructure. In 2025, our AI segment generated revenue of $3,201 million, loss from operations of $(6,355) million, and Segment Adjusted
EBITDA of $(1,237) million, reflecting its earlier stage of development and continued investments to support long-
term growth opportunities in AI.
Segment Adjusted EBITDA is a non-GAAP measure. Please refer to the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures” for additional information on our non-GAAP financial measures, including reconciliations of Segment Adjusted EBITDA to segment income (loss) from operations, the most directly comparable GAAP measure.
Why This Matters Now
For the entirety of its existence, human civilization has lived on a single celestial body: Earth. The current paradigm, in which human civilization is confined to one planet, exposes humanity to existential threats that are unpredictable and uncontrollable on a planetary scale. By moving beyond the only home we have ever known, we ensure species-
level redundancy and that the light of consciousness will not be tied to a single planet subject to the inevitable hazards of a harsh and vast universe. We do not want humans to have the same fate as dinosaurs. We want to give them a reason to look ahead with excitement, with the prospect that we are entering an age of abundance with an endlessly prosperous and exciting future.
For decades, a reality where humanity travels between the planets and the stars has felt tantalizingly close but still locked in the pages and screens of science fiction. We are capable of better understanding the universe, exploring the universe, and ultimately making life multiplanetary across the universe. We are becoming a civilization with the ability to reach beyond Earth’s cradle and begin to inhabit other worlds. While we remain dedicated to this fundamental mission, our progress in accessing space continues to yield opportunities that enrich life on Earth. For example, by dramatically reducing the cost of access to space, we have been able to expand our mission to address some of the Earth’s most pressing challenges, including bridging the digital divide by aiming to connect over three billion unconnected people to the internet and humanity’s collective knowledge.
The rapid emergence of the AI era intensifies the urgency of our mission, as AI has the potential to accelerate not only space exploration, but also transformative societal advancements on Earth. However, AI’s ability to revolutionize human potential is directly dependent on meeting exponentially increasing resource demands. On
Earth, the massive expansion of data center capacity to support growing compute demand is significantly outpacing electricity generation, which has remained largely stagnant outside of China. This supply and demand imbalance is already imposing unsustainable strains on terrestrial power grids, supply chains, and the environment. The Sun contains approximately 99.8% of the solar system’s energy and, as a result, we believe it is the only truly scalable solution to terrestrial energy constraints in the age of AI. Harnessing this energy in space is considerably more efficient than on land. Space-based solar arrays can generate more than five times the energy per unit area of terrestrial solar due to continuous illumination, lack of atmospheric interference, and optimal orientation. SpaceX is

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well-positioned to capture this space-based solar energy through our ability to rapidly access Sun-synchronous orbit through our satellite manufacturing scale and launch capability. As a result, we are expanding our footprint and harnessing the vast resources of space that are essential to sustaining technological development. Our goal is to ensure that AI becomes a force for human flourishing and a benefit to civilization, rather than a catalyst for terrestrial resource depletion and instability.
We believe that our current space efforts will catalyze transformative breakthroughs that could reshape terrestrial industries and lead to the emergence of new trillion-dollar markets on the Moon, Mars, and beyond. In particular, we believe our goal of establishing a lunar presence will enable terawatt-scale annual AI compute growth, support deeper space exploration and industrialization, and serve as a stepping stone to establishing a civilization on Mars.
We believe the next paradigm shift for humanity is the creation of a resilient, perpetually expanding spacefaring civilization that drives continuous innovation across new frontiers, ultimately propelling us to Kardashev Type II status—we believe we are capable of unlocking an era of unprecedented economic expansion, while also contributing to the safeguards of humanity’s future against existential risk.
Who We Are
SpaceX combines the most transformative and critical technologies in human history, including reusable rockets, a fully global internet service, satellite-to-mobile communications, a real-time information, entertainment and free speech platform, and a truth-seeking AI system designed to accelerate scientific discovery and augment human capabilities.
Our Unparalleled Launch Capabilities
Since our founding in 2002, SpaceX has cracked the code on accessing space at scale, transforming an industry characterized by decades of stagnation, risk aversion, and economically perverse cost structures. We design, manufacture, launch, and refurbish reusable launch vehicles that provide cost-efficient, reliable, and high-cadence access to space for our own purposes as well as for third-party commercial and government customers. Our extensive vertical integration and end-to-end control over the entire value chain, from design to launch to operations, allows us to achieve unprecedented speed and cost efficiency.
As of December 31, 2025, SpaceX had launched a total mass to orbit of approximately 7,000 metric tons with an over 99% mission success rate across our Falcon rockets. We have completed approximately 600 orbital space launches, and over 500 of those launches were completed by a flight-proven Falcon rocket. With the first successful launch of Falcon 1 in 2008, we became the first private company to successfully launch a liquid-fueled rocket to
Earth’s orbit. In December 2015, we achieved what many deemed impossible: landing a rocket launched to space back on Earth. By 2017, we were routinely recovering and reusing the Falcon 9 first-stage booster post-launch, delivering another step-function drop in space access costs via groundbreaking reusability. Our Falcon 9 rockets have demonstrated the ability to refly a first-stage over 30 times. With the future deployment of Starship, which is designed to be the world’s first fully and rapidly reusable spacecraft, we aim to reduce the cost to reach orbit by 99%
or more relative to the historical average launch cost, establishing the most affordable and scalable path to creating new opportunities in space, such as orbital AI compute and Mars exploration.
Our principal launch vehicles and spacecraft include:
•Falcon 9. As the world’s first orbital-class reusable rocket, Falcon 9 was first launched in 2010 and has a payload capacity to LEO of approximately 23 metric tons when fully expendable. Falcon 9 has completed approximately 580 orbital space launches as of December 31, 2025, and an over 99% mission success rate.
According to NASA, the first version of Falcon 9 in 2010 reduced launch cost to approximately $2,700 per kilogram, approximately 85% less than the historical average launch cost of $18,500 per kilogram.
•Falcon Heavy. Falcon Heavy first launched in 2018 when it put a Tesla all-electric sports car (“Tesla
Roadster”) and its mannequin passenger, known as Starman, into orbit around the Sun. With a payload capacity to LEO of approximately 64 metric tons, Falcon Heavy is a partially reusable super heavy-lift launch vehicle designed to deliver large payloads to orbit. Falcon Heavy is one of the most powerful operational rockets in the world measured by liftoff thrust, with 11 launches as of December 31, 2025 and a 100% mission success rate.

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•Dragon. Launched by Falcon 9 in 2012, our Dragon spacecraft became the first commercial spacecraft to deliver cargo to and from the International Space Station, an orbiting laboratory that serves as a research facility and destination for human spaceflight, and, eight years later, the first privately built vehicle to fly humans to the orbiting laboratory. Since 2020, our Dragon spacecraft has safely flown 74 crewmembers from 20 countries.
•Starship. First launched in 2023, Starship is designed to be a fully reusable, super heavy-lift launch vehicle.
Starship V3 is designed to deliver over 100 metric tons to Earth’s orbit in a fully reusable configuration while enabling rapid turnaround times akin to commercial aviation. Future generations of Starship are being designed to double this payload capacity. As of December 31, 2025, we had flown 11 Starship flight tests and achieved innovative milestones such as catching a booster using “chopstick” arms on the same tower it launched from.
We expect this capability will facilitate rapid refurbishment and reuse, allowing for multiple launches per day at reduced costs.
Upon achieving rocket reusability, we recognized the immense potential of our launch business to enable new revenue streams. This led to the development of Starlink, our global satellite internet constellation, consisting of thousands of LEO satellites designed to provide high-speed, low-latency broadband connectivity to underserved areas worldwide. Although the concept of using satellites for global internet connectivity dates back decades, technical challenges and the prohibitive cost of accessing space historically rendered attempts to provide such connectivity economically unviable. Within three years of our first satellite launch in 2019, we solved the technical and production challenges of the satellites, and within five years, we had deployed the largest LEO constellation in existence. Today, Starlink is the sole low-latency network available globally. By combining increasing launch cadence, expanding cargo capacity, and declining unit costs—driven by rapid reusability—we have generated a compounding competitive advantage. This not only fortifies our core business, but also provides vast new market opportunities uniquely enabled by space.
Our Leading Capabilities Across Space, Connectivity, and AI
Space. While our launch capabilities support our other businesses, such as Starlink Consumer Broadband and
Starlink Mobile, we also sell launches to third-party customers. We offer launch services to commercial, civil, and government customers through our reusable Falcon 9 and Falcon Heavy rockets for satellite, cargo, and crew missions. We are the primary launch provider for the U.S. government. In 2025, we launched 11 of 12 National
Security Space Launch (“NSSL”) medium and heavy lift missions and all five U.S. crew and cargo missions to the
International Space Station for NASA.
Connectivity. Our Connectivity business includes Starlink Consumer Broadband, Enterprise Solutions, Government
Solutions, and Starlink Mobile.
•Starlink Consumer Broadband. We operate the world’s largest and most advanced space-based internet broadband service. We provide fiber-like download speeds—at a median of 220 Mbps during peak hours for residential users as of December 2025—and the technological capability to provide service everywhere on
Earth, including the poles. This service quality is enabled by our vast network of over 8,900 Starlink broadband and mobile satellites in Low-Earth Orbit, which accounted for approximately 75% of all active maneuverable satellites in orbit as of December 31, 2025. We expect to deploy our next-generation V3 Starlink satellites, designed to offer one Tbps of downlink capacity per satellite, in the second half of 2026. We expect that a single Starship launch will be capable of deploying up to 60 V3 Starlink satellites to LEO, representing a potential twenty-fold increase in Starlink downlink capacity deployed relative to a Falcon 9 launch.
•Enterprise Solutions. SpaceX is a critical partner to a wide array of enterprises. We offer Starlink’s high-
speed, low-latency, reliable internet services to enterprise customers across industries including construction, agriculture, retail, telecom, hospitality, aviation, maritime, and land mobility. Starlink’s unique capabilities are well‑suited for deployments across field offices, remote worksites, research stations, drilling rigs, rural hospitals, aircraft, cruise ships, trains, and hotels. We also serve a broad fixed‑site customer base across industries such as retail and financial services that require high availability for critical operations as well as reliable connectivity in remote or hard-to-serve locations.

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•Government Solutions. For our government customers, we provide high-speed, resilient connectivity for public services, social impact, humanitarian efforts, and disaster response in even the most remote and challenging environments. Separately with Starshield, we have leveraged our commercial LEO satellite constellation engineering learnings and operational experiences to develop a secure, dedicated satellite network designed specifically for United States Government customers and national security applications.
•Starlink Mobile. We provide satellite-to-mobile connectivity, supplementing terrestrial networks and substantially reducing mobile “dead zones” across more than 20 countries. Through our partnerships with over
20 MNOs on six continents, we enable consumers, businesses, and public-sector customers to use their existing phones in more places, support critical connectivity during disasters and power outages, and open new applications for low-bandwidth mobile and IoT devices.
AI. We operate a highly vertically integrated AI platform.
•AI Compute Infrastructure. xAI has established a leading position in building and scaling terrestrial AI compute infrastructure, becoming the first company to deploy a coherent gigawatt-scale AI training cluster. We own and operate what we believe to be the largest AI training data center clusters on Earth, including
COLOSSUS and MACROHARD. The addition of TERAFAB, an announced chip manufacturing initiative in partnership with Tesla, aims to further extend our vertical integration to chip design and manufacturing to alleviate potential future chip shortages, optimize compute performance, and potentially reduce overall compute costs. We believe that the key constraints in the continued growth of AI are physical—chip manufacturing, data center infrastructure, and power generation; the future of AI will be determined by the control of the physical stack.
•Truth-Seeking Frontier Model. Since launching Grok-1 in November 2023, we have released four major versions and notable variations thereof, achieving one of the fastest iteration cycles in the industry. Grok has reached frontier-level performance across a broad range of challenging benchmarks—including reasoning, mathematics, coding, multimodal understanding, and general knowledge—in under two years from company founding, faster than the timelines demonstrated by other leading model providers. This accelerated rate of innovation stems from our highly vertically integrated stack: full ownership of training infrastructure; access to the world’s most powerful compute clusters; and relentless focus on truth seeking and real-world utility. A key competitive differentiator is Grok’s deep integration with X, enabling proprietary access to a real-time information stream of approximately 350 million daily posts, which enhances freshness, relevance, and contextual awareness for Grok. This direct, real-time access to the information and human discourse on X enhances Grok’s truth-seeking capabilities by grounding outputs in up-to-date knowledge and diverse viewpoints.
•Consumer and Enterprise Applications. We leverage our leading frontier models and compute infrastructure to deliver consumer and enterprise applications. We are also developing Macrohard, an agentic AI platform, which is an AI project between SpaceX and Tesla. Macrohard is designed to be capable of fully emulating digital workflows and augmenting human operation of computers—from coding and product development to management and entire business processes—using sophisticated autonomous agents. We believe Macrohard will have the potential to fundamentally transform how companies are structured and operate, thereby allowing dramatic increases in human productivity.
Our Repeatable Business Model
Our business model is built on a repeatable, engineering-driven framework that combines our unparalleled launch capabilities, extreme vertical integration, rapid iteration, and disciplined capital investment to create durable, large-
scale businesses. We execute this framework through the following core principles:
1.Leverage our unparalleled launch capabilities to enable massive scale;
2.Identify and create new trillion-dollar market opportunities;
3.Design a solution with world-class engineering and first-principles thinking;
4.Apply “The Algorithm” (make less dumb, delete, optimize, accelerate, automate);
5.Vertically integrate all the way to the end customer;

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6.Continuously drive cost down and throughput up; and
7.Generate significant cash flow and reinvest in the future.
Our Engineering-First Culture
We are able to achieve transformative technological breakthroughs because we accept only the laws of physics as the limiting factors to our work and mission. Our core approach is deeply rooted in first-principles thinking, which rejects any preconceived notions or experience-based norms. We have a track record of achieving what many have deemed impossible. Some of our industry-defining achievements and historic milestones include:
•The first private company to develop and launch a liquid-fuel rocket to reach orbit (2008);
•The first to successfully dock a private spacecraft with the International Space Station (2012);
•The first to successfully propulsively land (2015) and refly orbital-class rocket boosters (2017);
•The first to begin deploying a large-scale LEO broadband satellite constellation (2019);
•The first private company to transport astronauts to orbit, returning America’s ability to fly astronauts to and from the International Space Station (2020);
•The first to build a gigawatt-scale AI training cluster and largest coherent supercomputer (2026);
•The first gigawatt-scale Megapack battery installation (2026); and
•The only company capable of building orbital AI compute at scale.
Our AI Compute Infrastructure Advantage and Growth Strategy
Why Compute Matters. We believe AI leadership will be defined by the ability to rapidly scale compute capacity to support exponential usage growth and frontier intelligence. The training and inference demanded by advanced AI models require substantial computational resources. Reasoning models introduced in 2024 demonstrated that allocating more computational resources and giving models more time to process during inference directly leads to higher-quality intelligence. In addition, compute infrastructure with end-to-end, cluster-level coherence through tight integration across software and hardware systems enables more efficient, stable, and higher-fidelity training and inference at scale—ultimately enhancing model intelligence and performance. Within inference, we expect computationally-intensive reasoning, agentic, and multi-modal workloads will continue to grow as a portion of overall usage. We therefore believe operators with superior LLM-to-compute integration—the ability to efficiently support and allocate compute across both training and inference workloads—are best positioned to win the AI race.
Self-Reinforcing Network Effects Among Lower Cost Per Token, Model Quality, and User Adoption. AI systems are ultimately constrained or differentiated by the cost, speed, and scale at which they can generate and process tokens. A “token” represents the fundamental unit of data consumed and produced by modern AI models. This is because lower cost per token enables more frequent model training, larger and more sophisticated models, longer chains of processing for reasoning and agentic workloads, and significantly higher inference volumes at economically viable prices. This dynamic directly impacts model quality, responsiveness, and accessibility, while also determining the ability to serve the rising global demand across consumer, enterprise, and mission-critical AI applications. This creates a self-reinforcing advantage in which lower token costs drive greater model quality and user adoption, reinforcing AI leadership.
Cost of Compute is the Main Driver of Cost Per Token. The total cost per token is determined by the efficiency, availability, and unit economics of the underlying compute and the cost of building and operating compute infrastructure. Improvement in the cost of building and operating this compute infrastructure—whether through lower data center construction cost, lower power infrastructure cost, shorter time to grid interconnection, or higher cluster-level throughput—translates directly into lower cost per token. Accordingly, for a given level of intelligence, we expect the long-term economics of AI companies to be driven by the ability to consistently deliver bleeding-edge compute at the lowest possible cost per token. Because of our unique ability to vertically integrate across the infrastructure, compute hardware, and software layers, we believe we can achieve the lowest cost per token in the future.
We Have a Dual Speed and Cost Advantage in Terrestrial AI Compute. We own and operate what we believe to be the largest AI training data center clusters on Earth. Our AI compute facilities, COLOSSUS and MACROHARD, collectively provide 0.7 gigawatts of compute power, with additional power capacity available for data center

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operations. Our first-principles thinking enables us to build coherent compute at scale and at rapid speed with lower costs than most other companies in the industry. In order to bring compute clusters online as fast as possible, we employ a vertically integrated, nimble approach to construction. We brought the first cluster of COLOSSUS online in 122 days, repurposing the shell of an existing factory, and the first cluster of MACROHARD online even faster in
91 days. As an illustrative comparison, 91 days represents an eight-fold faster deployment timeline compared to an industry benchmark of approximately two years to bring online a 100 megawatt greenfield data center. We also demonstrated an over four-fold improvement in cost efficiency, achieving data center construction costs of $2.7 million per megawatt for the first two clusters of MACROHARD, compared to an industry benchmark of approximately $12.3 million per megawatt.
We Believe Orbital AI Can Accelerate Time to Power and Reduce Token Costs. The Sun contains approximately
99.8% of the solar system’s energy and offers what we believe is the only truly scalable solution to the challenge of accelerating demand for compute relative to terrestrial energy constraints. The logical path forward is to move power-intensive AI workloads into orbit, where solar energy is near-constant and uninterrupted. With such accessibility to energy, we believe that our launch business will enable us to consistently activate the highest performing hardware before our competitors without such access, shrinking the timeline to useful tokens on bleeding-edge hardware and sustaining our token cost advantage. We believe SpaceX is uniquely positioned to deploy and operate data centers in orbit that can eventually achieve a lower cost than terrestrial data centers over time due to our extreme vertically integrated approach across launch, satellite manufacturing at scale, network connectivity, and terrestrial data center expertise.
We Believe We Are Well-Positioned to Deliver Orbital AI Compute. We believe orbital AI compute is an incredibly difficult technical challenge that only we can solve at scale in the near term. We are the only company that has already accomplished all the key technical challenges associated with evolving connectivity satellites into AI compute satellites. In our view, we are well-positioned to deliver a full-scale AI compute satellite constellation.
Significant work remains, but we are confident in our singular leadership position.
•We have unmatched satellite launch capabilities to enable deployment at scale. Deployment of 100 gigawatts per year via satellites carrying over 100 kilowatts of compute power per metric ton will require thousands of launches per year and the transport of approximately one million metric tons to orbit annually. The fully reusable nature of Starship positions us to be capable of launching this level of mass. Starlink V1 and V2
Mini satellites have already demonstrated launch survivability and high reliability under vibration, shock, g-
loads, acoustic stress, and vacuum exposure, achieving 99.9% average uptime.
•We have already solved many of the significant technical hurdles to evolving connectivity satellites into
AI compute satellites. Through our leading expertise of connectivity satellites—including mass production, deployment, network operations, and inter-satellite lasers and mesh connectivity—we have already solved the hardest part in the development of AI compute satellites. Because AI compute satellites represent an evolution of spacecraft engineering already demonstrated through Starlink, we believe development of AI compute satellites will be easier for us than for anyone else. Our existing Starlink constellation is another crucial enabler of orbital AI compute, as its global network allows data from our AI satellites to reach ground stations anywhere on Earth.
•We will use our proven Starlink in-orbit technology to optimize our orbital AI compute. In order to operate orbital AI satellites, we plan to build on our vast experience of operating over 8,900 Starlink broadband and mobile satellites in Low-Earth Orbit. In 2025 alone, Starlink satellites proactively performed over 1,000 automated collision avoidance maneuvers per day guided by this technology to safely and efficiently operate the constellation. This operating model gives us control over workload placement across Earth and space while maintaining resilience through redundancy and fail safe systems. A high degree of controllability will allow the satellite to be optimized for brightness mitigation, disposal, and other modes of operation.
•We can manufacture our AI compute constellations at scale with rapid upgrade cycles. We have built one of the largest satellite manufacturing operations in the world. Our vertically integrated approach with limited reliance on third-party suppliers will be key to our mass-scaling efforts and should allow us to deploy the latest

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AI processors. We believe SpaceX will be the first and only company to manufacture satellites at the scale of automotive manufacturing.
•We are building chip manufacturing capabilities to scale our access to AI compute hardware. We announced a collaboration with Tesla in March 2026 to build the TERAFAB initiative with a long-term goal of producing one terawatt of compute hardware each year. With this internal manufacturing capability, we plan to alleviate potential future chip shortages at SpaceX and design chips that are optimized for the space environment.
•We can leverage our terrestrial experience to build and operate compute clusters and AI workloads at scale. We believe our experience operating compute infrastructure on Earth provides the technical and operational foundation to extend these capabilities into orbit. For example, we plan to subject compute hardware to extensive pre-deployment testing on Earth to identify early life failures before launch to reduce in-orbit disruption. For compute hardware that does fail, we plan to leverage existing Starlink fleet management software to reallocate traffic to other satellites and prevent cluster-level downtime.
We Believe Our Infrastructure is a Distinct Advantage in Delivering Superior AI. We expect the combination of lower cost per token, our ability to deploy and operate data centers in orbit, and our strength in connectivity to result in more scalable intelligence that is accessible globally at high speeds.
Our Strengths
•Global Leadership in Orbital Launch Services
•Unrivaled Satellite and Connectivity Platform across Design, Manufacturing, Deployment, and Operations
•Truth-seeking AI model enhanced by real-time data
•Extreme Vertical Integration Enabling High Velocity and Superior Cost Efficiency at Scale
•Unique Ability to Scale New Trillion-Dollar Markets Across Space, Connectivity, and AI
•Business Models that Are Incredibly Difficult to Replicate
•Mission-Driven Culture and World-Class Talent
Our Growth Strategies
Space
•Increase launch payload capacity
•Establish the lunar economy, including cargo transport, manufacturing, and energy production on the Moon
Connectivity
•Grow Starlink Broadband customers
•Expand our Starlink Mobile offering
•Increase the capacity of our constellations
AI
•Grow AI platform monetization
•Deepen enterprise and government adoption
•Launch digital human augmentation
•Increase the scale of our terrestrial power and AI compute infrastructure
•Deploy orbital AI compute at scale
•Design and manufacture our own chips
Future Markets
•Point-to-point terrestrial travel
•Space tourism
•In-orbit manufacturing

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•Passenger and cargo transport to the Moon and Mars
•Energy production on the Moon and Mars
•Manufacturing capabilities on the Moon and Mars
•Asteroid mining
Our Market Opportunity
We believe we have identified the largest actionable total addressable market (“TAM”) in human history. We estimate that our quantifiable TAM is $28.5 trillion, consisting of $370 billion in Space from space-enabled solutions; $1.6 trillion in Connectivity across $870 billion in Starlink Broadband and $740 billion in Starlink
Mobile; $26.5 trillion in AI across $2.4 trillion in AI infrastructure, $760 billion in consumer subscriptions, $600 billion in digital advertising, and $22.7 trillion in enterprise applications. For illustrative purposes of sizing our addressable market opportunity, we exclude China and Russia from our global estimates.
SpaceX’s Estimated TAM by Segment

$370B
$870B
$740B
$2.4T
$760B
$600B
$22.7T
$28.5T
Space-Enabled Solutions
Starlink Broadband
Starlink Mobile
AI Infrastructure
Consumer Subscriptions
Digital Advertising
Enterprise Applications
Total Addressable Market
SPACE: $370B
CONNECTIVITY: $1.6T
AI: $26.5T

Our Challenges
We face a number of challenges relating to our business and growth strategy. Our business plan is predicated on building, commercializing, and operating services and products at a scale that has not previously been achieved.
This objective requires us to develop and integrate complex and novel technologies, develop new processes and infrastructure, and coordinate across multiple suppliers, contractors, regulators, and stakeholders. Because we are attempting to execute at a scale for which there is no precedent, we face heightened uncertainty with respect to design, engineering, procurement, construction, commissioning, and operational performance. In particular, our ability to execute our growth strategy is highly dependent on the successful development and scaling of Starship and the ability to increase our launch cadence, both of which are subject to challenges and uncertainties inherent in the development and deployment of new and complex technologies. Additionally, our initiatives to develop orbital AI compute, in-orbit, lunar, and interplanetary industrialization, including through the establishment of a lunar economy, and human augmentation systems are in various early stages of conception, design, and development, as applicable. Many of the innovative products and services described elsewhere in this prospectus have not yet been proven at commercial scale, or at all, and may ultimately be unsuccessful. As a result, even if we are successful, our

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growth strategy may take longer to execute than anticipated, and you may not realize a return on your investment within the timeframe you anticipate, or at all.
In addition, a portion of our anticipated market opportunities is associated with industries such as in-orbit manufacturing, asteroid mining, and human augmentation. These industries are still emerging or do not exist today.
While we believe these industries will develop over time, the manner in which they emerge, including the timing of commercialization, the scale and pace of adoption, and the applicable competitive, technical, regulatory, geopolitical, and economic frameworks may differ materially from our current expectations.
Our Space, Connectivity, and AI segments are also subject to the following challenges and uncertainties.
•Space: Our growth strategy depends on our ability to increase our launch cadence and payload capacity, which is dependent on the successful development of Starship at scale. Unexpected design modifications, supply chain disruptions, anomalies, environmental issues, and other unforeseen technical challenges could result in delays or failures to deploy Starship on our anticipated schedule, which would delay or impede our ability to achieve our other business objectives, such as the deployment of our next-generation satellites, the expansion of our satellite-to-mobile connectivity services, and deployment of in-orbit AI compute infrastructure.
•Connectivity: Our satellite connectivity, including our global satellite-to-mobile connectivity services under
Starlink Mobile, depend on access to radio frequency spectrum and authorizations from the Federal
Communications Commission (the “FCC”) in the United States and telecommunications regulators in other countries. Acquiring the necessary authorizations can be a complex and time-consuming process. Without these licenses and approvals, we cannot generally offer connectivity services in a given market. Spectrum access itself is limited and highly regulated. Additionally, the growth of our connectivity services depends on our ability to increase market awareness and acceptance of connectivity through Starlink across numerous international markets, each with its unique challenges.
•AI: Our AI business is subject to challenges inherent in a nascent, highly competitive, capital intensive and rapidly changing industry. These include the potential for disruptive technological change, evolving industry and regulatory standards, the emergence of new and well-funded competitors, frequent new product and service introductions, and changing customer demands. Additionally, our AI business is in a relatively early stage, and we expect it will require significant capital expenditures to fund compute, data acquisition, model training, and product development.
Any number of these challenges, and others that may be currently unknown to us, could have a negative impact on our business, financial condition, and results of operations. For a discussion of the challenges, risks, and limitations that could harm our future prospects, please refer to “Cautionary Note Regarding Forward-Looking Statements,”
“Risk Factors,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations”
included elsewhere in this prospectus.
Founder, Chief Executive Officer, Chief Technical Officer and Chairman of Our Board
Mr. Musk is our founder, Chief Executive Officer, Chief Technical Officer and the Chairman of our board.
Assuming a size as set forth on the cover page of this prospectus and an initial public offering price of $
per share (the midpoint of the estimated price range set forth on the cover page of this prospectus), Mr. Musk will
hold approximately           % of the voting power of our common stock (or               % if the underwriters exercise
their option to purchase additional shares of Class A common stock in full) immediately after this offering through
his ownership of                shares of our Class A and                shares of our Class B common stock, and
approximately           % of our Class B common stock. Under our charter, the holders of our Class B common stock will have the right to elect a majority of our board (such directors, the “Class B Directors”), for so long as any shares of Class B common stock remain outstanding. As the holder of a majority of our shares of Class B common stock,
Mr. Musk will be able to elect, remove or fill any vacancy among the Class B Directors. In addition, for so long as he beneficially owns more than 50% of the voting power of our common stock, Mr. Musk will control the voting power over the selection of our board. As a result, Mr. Musk will have the power to control the outcome of matters requiring shareholder approval, including election of all our directors, and to control our business and affairs.

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Our Controlled Company Status
We will be a controlled company as of the completion of this offering under                   rules. A controlled company
is not required to have a majority of its board composed of independent directors or to establish independent compensation and nominating committees. As a controlled company, we will remain subject to rules that require us to have an audit committee composed entirely of independent directors.
Corporate Information
We were founded and incorporated as Space Exploration Technologies Corp., a Delaware corporation, on March 14,
2002 and reincorporated as a Texas corporation on February 14, 2024. Our principal executive offices are located at
1 Rocket Road, Starbase, Texas 78521. Our website address is www.spacex.com. Information contained on our website or linked therein or otherwise thereto does not constitute part of nor is it incorporated by reference into this prospectus or the registration statement of which this prospectus forms a part.

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Summary of Risk Factors
An investment in our Class A common stock involves risks and uncertainties. The following is a summary of the principal factors that make an investment in our Class A common stock speculative or risky, all of which are more fully described below in the section titled “Risk Factors.” This summary should be read in conjunction with the
“Risk Factors” section and should not be relied upon as an exhaustive summary.
•Any failure or delay in the development of Starship at scale or in achieving the required launch cadence, reusability and capabilities thereafter would delay or limit our ability to execute our growth strategy, including the deployment of next-generation satellites, global satellite-to-mobile connectivity, and orbital AI compute, which could materially adversely affect our business, financial condition, results of operations, and future prospects.
•Our business strategy depends on successfully designing, developing, and deploying our products and services, as well as related platforms, infrastructure, and other strategic initiatives, at an unprecedented scale, which presents significant execution, cost, and timing risks.
•Any delays or difficulties in obtaining, maintaining or renewing required regulatory approvals and licenses required for our space-related activities, including FAA launch and reentry licenses, would materially delay or disrupt our operations, harm our business, or limit our ability to execute our business strategy.
•Any delays or difficulties in obtaining, maintaining or renewing required communications licenses and spectrum authorizations for our satellite connectivity services, including FCC satellite spectrum licenses, could materially delay or disrupt our operations, harm our business, or limit our ability to execute our business strategy.
•Our AI products, X platform, and Starlink services are subject to complex and evolving U.S. and foreign laws and regulations regarding privacy, cybersecurity, data use, data combination, data protection, content, AI, competition, youth protection, safety, consumer protection and notification, advertising, e-commerce, sanctions, export controls, and other matters. Many of these laws and regulations are subject to change and uncertain interpretation, and we could be required to make changes to our products and business practices, and be exposed to monetary penalties, increased cost of operations, declines in user growth or engagement, or loss of customers, or other harm to our AI products, X platform, and Starlink services.
•We have experienced, and will likely continue to experience, launch delays and failures that could have a material adverse effect on our business, financial condition, results of operations, and future prospects.
•Our satellites, launch vehicles, and other space-related technologies operate, and in the case of orbital AI compute, will operate, in the harsh and unpredictable environment of space, exposing them to a wide and unique range of space-related risks that could cause them to malfunction or fail, and any such malfunction or failure could adversely affect our business, financial condition, results of operations, and future prospects.
•The continued proliferation of satellite constellations in Low-Earth Orbit, as well as the risk of collisions with space debris or other spacecraft, could limit or impair our launch flexibility and satellite deployment, which could adversely affect our business, financial condition, results of operations, and future prospects.
•Interruptions in the operation of critical satellite network, ground station, launch, manufacturing, or spacecraft or data center infrastructure could result in significant downtime, operational delays or loss of service, each of which could have a material adverse effect on our business, financial condition, results of operations, and future prospects.
•Manufacturing, testing and launching rockets, satellites, and spacecraft, including our efforts to reuse rockets and spacecraft, involve inherent risks that could result in human injury or death, property damage and environmental damage or other adverse environmental impacts due to accidents or equipment failures. Any such events could result in substantial losses, including reputational harm and legal liability, which could have a material adverse effect on our business.

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•Although we are focused on the vertical integration of our businesses, we depend on third parties to manufacture and supply certain key components necessary for the provision of our launch, connectivity, and AI services, and any supply shortages or disruptions or failures in their performance could have a material adverse effect on our business, financial condition, results of operations, and future prospects.
•Our ability to scale our AI products relies on our terrestrial and orbital AI compute infrastructure, which depends on the availability of power, GPUs, and other critical components, telecommunications services, and any shortages or disruptions thereof would materially adversely affect our business, financial condition, results of operations, and future prospects.
•We face intense competition in the markets in which we operate, and while we have historically outperformed certain competitors in our Space and Connectivity segments, we may not continue to do so, which could adversely affect our business, financial condition, results of operations, and future prospects.
•Adverse global macroeconomic and geopolitical conditions may negatively affect our business, financial condition, results of operations and future prospects.
•We depend on our ability to recruit and retain employees who have advanced engineering and technical skills, and intense competition for such employees may increase costs and affect our ability to meet development and production timelines.
•Any significant disruption in, or unauthorized access to, our computer and data systems or those of third parties that we utilize in our operations could result in a loss or degradation of service, loss of trust in us and harm to our business.
•The development and maintenance of the technologies and infrastructure necessary to support our current and future operations will require significant capital expenditures, and if we are unable to generate sufficient cash flow from operations or obtain additional financing on acceptable terms, our business, financial condition, results of operations, and future prospects could be materially and adversely affected.
•Our substantial level of indebtedness could materially adversely affect our financial condition.
•Our future revenue and operating results depend upon our ability to develop new technologies and respond to changes in customer demands and industry standards in highly competitive markets, and if we are unable to do so, our business, financial condition, results of operations, and future prospects may be materially and adversely affected.
•The estimates of future market opportunity and forecasts of market growth, and our ability to capture such markets, included in this prospectus may prove to be inaccurate.
•Our initiatives to develop orbital AI compute and in-orbit, lunar, and interplanetary industrialization are in early stages, involve significant technical complexity and unproven technologies, and may not achieve commercial viability.
•The global nature of our business poses risks with respect to unstable, malicious or arbitrary legal regimes and authorities.
•Our bylaws place restrictions on the forum, venue and procedures for legal actions or proceedings initiated by our shareholders, including certain requirements for mandatory arbitration, which could limit our shareholders’
ability to pursue certain claims and could affect the procedures and remedies available to our shareholders in such legal actions or proceedings and the rights available to them.
•Upon completion of this offering, Mr. Musk will serve as our Chief Executive Officer, Chief Technical Officer,
and Chairman of our board, and our dual class structure concentrates voting control with Mr. Musk and other holders of our Class B common stock. This will limit or preclude your ability to influence corporate matters and the election of our directors.

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The Offering

Issuer ......................................................................	Space Exploration Technologies Corp.

Class A common stock offered by us .....................	shares (or shares if the underwriters exercise their option to purchase additional shares of Class A common stock in full).

Class A common stock outstanding immediately after this offering ................................................	shares (or shares if the underwriters exercise their option to purchase additional shares of Class A common stock in full).

Class B common stock outstanding immediately after this offering ................................................	shares.

Voting power of Class A common stock after giving effect to this offering ...............................	% (or % if the underwriters exercise their option to purchase additional shares of Class A common stock in full).

Voting power of Class B common stock after giving effect to this offering ...............................	% (or % if the underwriters exercise their option to purchase additional shares of Class A common stock in full).

Voting rights ...........................................................
Each share of Class A common stock will entitle its holder to one vote per share. Each share of Class B common stock will
entitle its holder to 10 votes per share. Class A shareholders and
Class B shareholders will vote together as a single class on all matters to be voted on by shareholders under our charter,
except the holders of our Class B common stock will have the right to elect a majority of our board and have certain other voting rights as a class. Each share of Class B common stock will be convertible at any time at the option of the holder into one share of our Class A common stock. In addition, each share of Class B common stock will convert automatically into one
share of Class A common stock upon a Transfer (as defined in the charter) of that share of Class B common stock, whether or not for value, except for Permitted Transfers (as defined in the charter). Please refer to “Description of Capital Stock.”

Use of proceeds ......................................................
We expect to receive approximately $                of net proceeds
from this offering (or $                if the underwriters exercise
their option to purchase additional shares of Class A common stock in full), based upon the assumed initial public offering
price of $                per share (which is the midpoint of the price
range set forth on the cover page of this prospectus), after deducting underwriting discounts and commissions and
estimated offering expenses payable by us. Please refer to
“Underwriting.” We intend to use the net proceeds from this
offering to fund our growth strategy, including the expansion of our AI compute infrastructure, enhancements to our launch
infrastructure and launch vehicles, increases in the scale and capacity of our satellite constellations, and any remaining
amounts for general corporate purposes. Please refer to “Use of
Proceeds” for a more complete description of the intended use of proceeds from this offering.

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Dividend policy ......................................................
We currently anticipate that we will retain all future earnings, if any, to finance the growth and development of our business.
We do not intend to pay cash dividends in the foreseeable
future. Our future dividend policy is within the discretion of our board and will depend upon then-existing conditions, including our results of operations, financial condition, capital
requirements, investment opportunities, statutory restrictions on our ability to pay dividends, restrictions in our existing and any future debt agreements and other factors our board may deem
relevant. Covenants under our Credit Agreements also restrict our ability to pay dividends, and we may enter into credit
agreements or other borrowing arrangements in the future that restrict our ability to declare or pay cash dividends or make distributions in the future.

Directed share program ..........................................
At our request, the underwriters have reserved                percent
of the shares of Class A common stock to be issued by the
Company and offered by this prospectus for sale, at the initial
public offering price, to                . If purchased by these
persons, these shares of Class A common stock will be subject
to a                -day lock-up restriction. The number of shares of
Class A common stock available for sale to the general public will be reduced to the extent these individuals purchase such reserved shares of Class A common stock. Any reserved shares of Class A common stock that are not so purchased will be
offered by the underwriters to the general public on the same basis as the other shares of Class A common stock offered by this prospectus.

Controlled company ...............................................
Upon completion of this offering, Mr. Musk will beneficially own a majority of the voting power of our common stock and
the Class B common stock, which elects a majority of the
board. As a result, we expect to be a “controlled company”
within the meaning of the                  corporate governance
standards, and intend to rely on exemptions from certain of the corporate governance listing requirements. Please refer to
“Management—Controlled Company Exemption” and “Certain
Relationships and Related Person Transactions.”

Risk factors .............................................................
You should carefully read and consider the information set
forth in the section titled “Risk Factors” beginning on page 22, together with all of the other information set forth in this prospectus, before deciding whether to invest in our Class A common stock.

Listing and trading symbol .....................................	We intend to list our Class A common stock on under the symbol “ .”
The number of shares of our Class A and Class B common stock that will be outstanding after this offering is based
on           shares of Class A common stock and                   shares of Class B common stock outstanding as
of                 , 2026, after giving effect to the Class C Reclassification and the Preferred Conversion.

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Summary Historical Consolidated Financial and Operating Data
The following table sets forth the summary historical consolidated financial and operating data for the periods and as of the dates presented. The summary historical consolidated financial data as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024, and 2023 (except for pro forma basic and diluted net loss per share of common stock attributable to common shareholders and weighted average shares used in computing pro forma basic and diluted net loss per share of common stock attributable to common shareholders) has been derived from our audited consolidated financial statements included elsewhere in this prospectus. The summary historical consolidated financial and operating data presented below is not indicative of the results to be expected for any future period.
The summary historical consolidated financial and operating data of SpaceX has been prepared to reflect the retrospective combination of the companies for all periods presented to include the historical results of xAI, which was acquired by SpaceX, effective February 2, 2026, and X Holdings, which was acquired by xAI, effective
March 28, 2025, because these transactions were between entities under common control.
The following information should be read together with “Management’s Discussion and Analysis of Financial
Condition and Results of Operations” and our consolidated financial statements and related notes thereto included elsewhere in this prospectus. The summary historical consolidated financial data included in this section is not intended to replace the consolidated financial statements and is qualified in its entirety by our consolidated financial statements and related notes included elsewhere in this prospectus.
Statements of Operations Data:

	Year Ended December 31,
(in millions, except per share data)	2025	2024	2023
Revenue .........................................................................................	$18,674	$14,015	$10,387
Total costs and expenses .......................................................	21,263	13,549	13,892
Income (loss) from operations .......................................................	(2,589)	466	(3,505)
Net income (loss) ..........................................................................	$(4,937)	$791	$(4,628)
Net income (loss) per share of common stock attributable to common shareholders (1)
Basic ..........................................................................................	$(8.44)	$0.03	$(8.39)
Diluted .......................................................................................	$(8.44)	$0.01	$(8.39)
Weighted average shares used in computing net income (loss) per share of common stock (1)
Basic ..........................................................................................	585	570	552
Diluted .......................................................................................	585	1,991	552
__________________
(1)Please refer to Note 14, Earnings per Share to our audited consolidated financial statements appearing elsewhere in this prospectus for an explanation of our calculation of basic and diluted net income (loss) per share of common stock attributable to common shareholders.

Confidential Treatment Requested by Space Exploration Technologies Corp.
Pursuant to 17 C.F.R. Section 200.83
The following table sets forth the computation of unaudited pro forma basic and diluted net loss per share of common stock attributable to common shareholders for the period presented:

(in millions, except per share data)	Year Ended December 31, 2025
Numerator:
Net loss per share of common stock attributable to common shareholders .....................................	$
Denominator:
Weighted average shares used in computing net loss per share of common stock, basic and diluted ...........................................................................................................................................

Pro forma adjustment to reflect the Preferred Conversion as if the conversion occurred on
January 1, 2025, basic and diluted ................................................................................................

Weighted average shares used in computing pro forma net loss per share of common stock, basic and diluted ...........................................................................................................................

Pro forma net loss per share of common stock attributable to common shareholders, basic and diluted (2) ............................................................................................................................................
$
__________________
(2)Pro forma basic and diluted net income (loss) per share of common stock attributable to common shareholders and weighted-average number of shares used in the computation of the per share amount gives effect to (i) the Preferred Conversion as if such conversion had occurred on December 31, 2025, (ii) the Class C Reclassification as if such reclassification had occurred on December 31, 2025, and (iii)
the effectiveness of our charter, which will become effective upon the completion of this offering.
Statement of Cash Flows Data:

	Year Ended December 31,
(in millions)	2025	2024	2023
Net cash provided by operating activities ......................................	$6,785	$5,776	$4,520
Net cash used in investing activities ...............................................	$(19,575)	$(10,796)	$(4,867)
Net cash provided by financing activities ......................................	$26,350	$11,830	$422
Capital Expenditures:
The following table presents our capital expenditures by segment (unaudited):

	Year Ended December 31,
(in millions)	2025	2024	2023
Space ..............................................................................................	$3,832	$2,032	$1,497
Connectivity ...................................................................................	4,178	3,498	2,455
AI ....................................................................................................	12,727	5,633	463
Total Capital Expenditures .............................................................	$20,737	$11,163	$4,415

Confidential Treatment Requested by Space Exploration Technologies Corp.
Pursuant to 17 C.F.R. Section 200.83
Balance Sheet Data:

	December 31,
(in millions)	2025	2024
Cash and cash equivalents ........................................................................................	$24,747	$11,385
Total current assets ...................................................................................................	30,952	16,108
Property, plant, and equipment, net ..........................................................................	42,602	21,147
Total assets ..............................................................................................................	92,079	57,062
Debt and finance leases, current ..............................................................................	928	372
Total current liabilities .............................................................................................	21,400	11,791
Total liabilities ..........................................................................................................	50,754	31,258
Redeemable convertible preferred stock ..................................................................	38,752	20,941
Total shareholders’ equity .......................................................................................	2,573	4,863
Segment Operating and Financial Data (unaudited)
Space:

Year Ended December 31,
	2025	2024	2023
Mass to Orbit (in metric tons) (1) ....................................................	2,213	1,699	1,210
Launches (number) (1) .....................................................................	170	138	98
Segment income (loss) from operations (in millions) ....................	$(657)	$21	$(1)
Segment Adjusted EBITDA (in millions) (2) ..................................	$653	$1,154	$997
Connectivity:

Year Ended December 31,
	2025	2024	2023
Starlink Subscribers (in millions) (1) ...............................................	8.9	4.4	2.3
Starlink ARPU (dollars per month) (1) ............................................	$81	$91	$99
Segment income (loss) from operations (in millions) ....................	$4,423	$2,006	$469
Segment Adjusted EBITDA (in millions) (2) ..................................	$7,168	$3,849	$1,602
AI:

Year Ended December 31,
	2025	2024	2023
Nameplate compute draw (in gigawatts) (1) ....................................	0.8	0.3	0
Segment income (loss) from operations (in millions) ....................	$(6,355)	$(1,561)	$(3,973)
Segment Adjusted EBITDA (in millions) (2) ..................................	$(1,237)	$347	$1,222
______________
(1)Please refer to the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operation—Key Business
Metrics” for additional information on our key business metrics.
(2)Segment Adjusted EBITDA is a non-GAAP measure. Please refer to the section titled “Management’s Discussion and Analysis of Financial
Condition and Results of Operation—Non-GAAP Financial Measures” for additional information on our non-GAAP financial measures, including reconciliations of Segment Adjusted EBITDA to segment income (loss) from operations, the most directly comparable GAAP measure.

RISK FACTORS

Successful Super Heavy static fire test on February 9, 2023

“ I think fundamentally the future is vastly more exciting and interesting if we're a spacefaring civilization and a multiplanet species than if we're not [...] And that's what being a spacefaring civilization is all about.”

– ELON MUSK

S38

Confidential Treatment Requested by Space Exploration Technologies Corp.
Pursuant to 17 C.F.R. Section 200.83
RISK FACTORS
Investing in our Class A common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information contained in this prospectus, including our consolidated financial statements and the related notes thereto, before making a decision to invest in our Class A common stock. The disclosures in this section reflect our beliefs and opinions as to factors that could materially and adversely affect us in the future. We may not be able to accurately predict, control, or mitigate these risks.
References to past events are provided by way of example only and are not intended to be a complete listing or a representation as to whether or not such factors have or have not occurred in the past or their likelihood of occurring in the future. Additional risks and uncertainties that we are unaware of, or that we currently believe are not material, may also become important factors that adversely affect us. Many of the risks and uncertainties that could materially adversely affect us or our prospects are beyond our control or relate to portions of our business strategy that have a lengthy time horizon or involve unprecedented ventures. This can make assessment of certain risks more difficult and you should factor these uncertainties into your assessment of an investment in our Class A common stock. If any of the following risks and uncertainties occur, the price of our Class A common stock could decline, and you could lose part or all of your investment.
Risks Related to Our Business
Any failure or delay in the development of Starship at scale or in achieving the required launch cadence, reusability and capabilities thereafter would delay or limit our ability to execute our growth strategy, including the deployment of next-generation satellites, global satellite-to-mobile connectivity, and orbital AI compute, which could materially adversely affect our business, financial condition, results of operations, and future prospects.
If we are unable to successfully complete the development, testing, and deployment of Starship at scale in accordance with our anticipated schedule, or at all, or if we are unable to or achieve sufficient launch cadence, reusability, and capability, our ability to execute our growth strategy (such as the deployment of our next-generation
V3 Starlink satellites, V2 satellite-to-mobile connectivity, and providing orbital AI compute infrastructure) would be materially and adversely affected. The commercial deployment of Starship is subject to substantial risks and uncertainties inherent in the development of new and complex technologies. Delays or failures in the Starship program have in the past occurred, and may occur in the future due to a variety of factors, including unforeseen technical challenges, supply chain disruptions, manufacturing difficulties, delays in the development, construction or commissioning of launch and fueling infrastructure (such as launch pads, air separation units and other propellant production systems), regulatory hurdles, or the need for additional design modifications. If we are required to undertake unanticipated redesigns, conduct additional testing, or address operational setbacks, we may experience delays and incur significant additional costs, or be forced to reallocate critical resources from other projects. Any such delays can have cascading effects on our ability to achieve the scale we need to timely achieve future objectives. In addition, a critical part of our growth strategy involves increasing our launch cadence, reusability and capability, including increasing our payload per launch. This will require, among other things, the successful development and operation of reusable launch vehicles, substantially increased access to raw materials and components like fuel and propellant, the construction of additional facilities and securing of additional launch sites or rights to additional launches from existing sites, and navigating complex and evolving regulatory requirements and environmental and technological issues as we seek to increase our launch cadence. Our rocket programs have historically required substantial time and resources to reach the cadence and cost thresholds necessary for commercial viability, and the development of Starship may face similar or greater challenges. Any significant delay in achieving key development milestones, obtaining the necessary regulatory approvals or increasing and maintaining our launch cadence, reusability, and capability would impede the expansion of our service offerings, defer anticipated revenue streams, and negatively impact our growth trajectory and competitive positioning in rapidly evolving markets.
Our ability to execute our growth strategy is highly dependent on Starship. If we are unable to achieve the anticipated performance, launch cadence, or cost efficiencies associated with Starship within expected timeframes, our ability to deploy next-generation V3 Starlink satellites and orbital AI compute infrastructure at scale, reduce capital and operating costs, realize projected revenue growth, and retain existing customers from these initiatives

Confidential Treatment Requested by Space Exploration Technologies Corp.
Pursuant to 17 C.F.R. Section 200.83
could be materially and adversely affected. In addition, our ability to pursue new initiatives and capture emerging business opportunities—particularly those requiring high launch cadence, large payload capacity, or advanced in-
space capabilities, such as lunar operations and interplanetary missions—depends on the timely and successful deployment of Starship. Any inability to deliver Starship to market as planned could constrain our participation in new or expanding addressable markets, limit our competitive differentiation, and hinder our efforts to attract and retain customers. There can be no assurance that we will be able to achieve our objectives with respect to Starship within the expected timeframes, if at all, or that delays or setbacks will not materially impact our strategic plans.
Any delays or difficulties in obtaining, maintaining or renewing required regulatory approvals and licenses required for our space-related activities, including FAA launch and reentry licenses, would materially delay or disrupt our operations, harm our business, or limit our ability to execute our business strategy.
Our launch services are subject to extensive regulation in the United States and internationally. We must secure and maintain numerous governmental approvals to launch our rockets and conduct related launch and reentry activities.
Any failure or significant delay in obtaining required licenses and permits or failure to maintain them could disrupt our operations, constrain our growth, and adversely affect our ability to serve our customers. Our plans to deploy large-scale orbital infrastructure, including orbital AI compute systems, will require the operation of very large satellite constellations, potentially numbering up to one million satellites. These plans will depend on obtaining a wide range of domestic and international approvals, including spectrum authorizations, orbital debris mitigation approvals, and coordination and authorization requirements relating to space situational awareness and international regulatory regimes, and there can be no assurance that such approvals will be obtained on acceptable timelines, terms, or at all.
We depend on timely approvals from the FAA to conduct our launch operations. If we do not receive FAA launch licenses or related approvals on the schedules we anticipate or if we are subject to regulatory delays, we could be forced to delay or cancel planned launches, which could cause missed customer commitments, increased costs, and underutilization of our launch resources. Obtaining a launch license involves rigorous safety and environmental reviews, and unforeseen issues in meeting these requirements or additional conditions imposed during the review process could also impact our launch timelines. For example, current FAA regulations do not permit return-to-
launch-site reentries for Starship, requiring us to obtain a waiver from the FAA, which is not guaranteed and could delay or restrict such operations. Following an anomaly, mishap, or failure, the FAA or other authorities may require investigations, impose corrective actions, or restrict or delay our ability to conduct launch operations. We have in the past been, and may in the future become, subject to such actions, impacting our ability to increase launch cadence.
The regulatory framework governing commercial launches may also evolve over time. The FAA or other authorities could introduce new or more stringent requirements for launch licensing – for instance, heightened safety standards, environmental mitigation measures, or other operational restrictions – that could require us to invest in new technologies, adjust our procedures, or otherwise incur additional compliance burdens. Moreover, as the frequency of our launches and industry activity overall continues to grow, the FAA’s resources may become strained, which could lead to longer application processing times and other difficulties obtaining FAA licenses. Any significant delay in receiving required FAA licenses, the imposition of onerous new licensing conditions, or failure to obtain an approval for a key launch, could materially adversely affect our business, financial condition, results of operations, and future prospects.
Any delays or difficulties in obtaining, maintaining or renewing required communications licenses and spectrum authorizations for our satellite connectivity services, including FCC satellite spectrum licenses, could materially delay or disrupt our operations, harm our business, or limit our ability to execute our business strategy.
Our satellite connectivity services are subject to extensive regulation in the United States and internationally.
Obtaining and maintaining communications licenses and approvals from U.S. and foreign regulatory authorities is critical to our connectivity services. Our satellite connectivity, including our global satellite-to-mobile connectivity services under Starlink Mobile, depend on access to radio frequency spectrum and authorizations from the FCC in the United States and telecommunications regulators in other countries. Without these licenses and approvals, we generally cannot offer connectivity services in a given market. Acquiring the necessary authorizations can be a complex and time-consuming process, often involving technical coordination, public-interest or national security reviews, and cross-border considerations, including in certain jurisdictions where regulatory processes may be

Confidential Treatment Requested by Space Exploration Technologies Corp.
Pursuant to 17 C.F.R. Section 200.83
influenced by protectionist policies or preferences. Spectrum access itself is limited and highly regulated. On
September 8, 2025, we announced our entry into a definitive agreement with EchoStar to purchase its AWS-4 and
H-block spectrum licenses. The completion of the transaction is subject to the receipt of required regulatory approvals and other closing conditions. There can be no assurance that these conditions will be satisfied or waived in a timely manner, or at all. Even if the transaction is completed, there can be no assurance that our purchase of such licenses from EchoStar will be sufficient to meet our growing need for spectrum licenses and we may be unable to find other parties to provide us with additional spectrum licenses on terms acceptable to us, or at all. In addition, we must secure the global right to use the spectrum acquired from EchoStar from a number of international telecommunications regulators in order to make our V2 satellite-to-mobile services usable worldwide, and there can be no assurance that such authorizations will be granted on acceptable terms, or at all. Moreover, our rights to use certain frequencies are coordinated through the International Telecommunication Union (ITU) and are subject to international agreements to prevent harmful interference. We must comply with ITU rules and coordination procedures, and changes in international spectrum allocations or adverse decisions in global regulatory forums could also reduce the frequencies available to us or attach conditions that degrade our network’s performance.
Additionally, third parties have in the past, and may in the future, obtain spectrum rights for the purpose of blocking market entry.
Regulatory regimes for communications services vary widely across different countries and are continuously evolving. Each country may impose its own licensing conditions and operating requirements on satellite internet providers – for example, mandates to partner with a local entity, to host certain infrastructure within its borders, or to adhere to specific standards relating to data privacy and cybersecurity (including data localization) and, in some cases, regulators may deny, delay or decline to grant authorization for us to operate or use our spectrum in their jurisdiction at all. Regimes in certain of our target markets may also favor incumbent or legacy telecommunications companies, which may impede, delay, or prevent our ability to enter such markets. Compliance with the different requirements of applicable regulatory regimes can be challenging and costly, and any failure to comply with local laws and regulations could lead to penalties or the loss of our authorization to operate in that region. Furthermore, communications regulatory authorizations often require periodic renewal and ongoing compliance with conditions such as deployment milestones, fee payments, and interference mitigation obligations. If we are unable to obtain, retain, and renew the necessary spectrum rights and service licenses on acceptable terms in each of our target markets, or if regulatory bodies significantly delay our authorizations or impose burdensome requirements, our ability to expand and continue our connectivity services would be jeopardized, which would have a material adverse effect on our business, financial condition, results of operations, and future prospects.
Our AI products, X platform, and Starlink services are subject to complex and evolving U.S. and foreign laws and regulations regarding privacy, cybersecurity, data use, data combination, data protection, content, AI, competition, youth protection, safety, consumer protection and notification, advertising, e-commerce, sanctions, export controls, and other matters. Many of these laws and regulations are subject to change and uncertain interpretation, and we could be required to make changes to our products and business practices, and be exposed to monetary penalties, increased cost of operations, declines in user growth or engagement, or loss of customers, or other harm to our AI products, X platform, and Starlink services.
Our AI products, X platform, and Starlink services are subject to a variety of laws and regulations in the United
States and abroad, including privacy, cybersecurity, data use, data combination, data protection and personal information, the provision of our services to younger users, biometrics, encryption, rights of publicity and related concepts, content, integrity, intellectual property, advertising, marketing, distribution, data security, data retention and deletion, data localization and storage, data disclosure, AI and machine learning, electronic contracts and other communications, competition, protection of minors, consumer protection, sanctions, export controls, and notification, civil rights, accessibility, telecommunications, product liability, e-commerce, taxation and online payment services, as well as contractual requirements imposed by app stores, payment processors, and other partners. The introduction of new products or services, expansion of our activities in certain jurisdictions, or other actions that we may take may subject us to additional laws, regulations, or other government scrutiny and, in some cases, such laws, regulations, or government scrutiny may limit or delay our ability to introduce new products or services or expand our activities in certain jurisdictions. Particularly, our leadership position in various markets, especially in orbital launch services, could subject us to heightened regulatory scrutiny under competition laws. In

Confidential Treatment Requested by Space Exploration Technologies Corp.
Pursuant to 17 C.F.R. Section 200.83
addition, these U.S. and foreign laws and regulations may impose different obligations from each other. As a result of these laws, regulations, and requirements, we are exposed to the risk of significant fines and penalties or other adverse consequences, such as changes to our products, services, or business practices.
Our social media and AI-related activities expose us to a variety of risks related to harmful or illegal content, accuracy, misinformation and deepfakes, bias, discrimination, toxicity, sycophancy, AI deception, consumer protection and notification, products liability, intellectual property infringement or misappropriation, defamation, data privacy, cybersecurity, and sanctions and export controls. Social media and AI are the subject of increasing legislative and regulatory activity by various governmental and regulatory agencies in jurisdictions around the world, which are applying, or are considering applying, platform moderation, intellectual property, product liability, data privacy, age restrictions, data disclosure, cybersecurity, export controls, consumer protection, or other existing laws and regulations or new general legal frameworks to AI (such as the EU’s AI Act, California’s Frontier
Artificial Intelligence Act and New York’s Responsible AI Safety and Education Act). In the United States, an
increasing amount of legislative and regulatory activity regarding AI is taking place at the state level. Various other jurisdictions have enacted or are considering enacting regulations focused on AI. Restrictions under such laws or regulations, if implemented, could increase the costs and burdens to our AI segment and its customers, delay or halt deployment of new systems using our AI segment’s products, and reduce the number of new entrants and customers, negatively impacting our AI segment’s business and financial results. If we do not adequately address concerns and regulations relating to the responsible use of AI, public confidence in AI could be undermined, adoption of our AI products and services could slow, and we may suffer reputational or financial harm.
In addition, various regulatory authorities and agencies around the world are actively investigating and making inquiries relating to social media or the use of AI concerning a variety of matters, including inquiries relating to harmful or illegal content, recommendations, advertising, and consumer protection and notification, which have in the past resulted in, and may in the future result in investigations and proceedings being brought against us. For example, we have received inquiries from regulators and law enforcement authorities in the United States and internationally concerning allegations that our AI products were used to create nonconsensual explicit images or content representing children in sexualized contexts, and similar matters. We are subject to ongoing litigation, including putative class action lawsuits, relating to such allegations, and we may be subject to additional litigation in the future concerning these types of allegations. These regulatory inquiries, including those related to misuse of our
AI products, such as Grok, and those related to the X platform, could expose us to additional investigations, proceedings, and litigation, regulatory sanctions (including loss of access to certain markets, which has occurred in the past), liability and adverse publicity, any of which would adversely affect our business.
For example, in February 2026, the Irish Data Protection Commission, our AI segment’s privacy regulator in
Europe, launched a large-scale inquiry to determine whether our AI segment has complied with its obligations under the European Union’s General Data Protection Regulation (“GDPR”). This inquiry involves the processing of personal data of European Union data subjects, including children, using generative AI functionality associated with the Grok large language model within the X platform. In the United States, the Federal Trade Commission has
undertaken an inquiry into the chatbots of our AI segment and other major technology companies to understand how these companies have evaluated the safety of their chatbots when acting as companions to children and teens.
Regulatory requirements applicable to online platforms and content moderation (including, for example, the EU
Digital Services Act and similar regimes) and to AI systems could require us to implement costly compliance measures, restrict certain features or jurisdictions, or expose us to significant fines, liability, penalties, or operational constraints.
Authorities around the world have adopted or are considering adopting a number of legislative and regulatory proposals concerning data protection and privacy. Additionally, the increasing adoption of AI technologies, which often rely on the collection of large amounts of data and use of such data to train, fine-tune or otherwise develop AI models, has led data protection authorities around the world to consider and adopt new and evolving interpretations of data protection laws, imposing specific obligations with respect to the processing of personal data, including required notices, consents and opt-outs. Adverse legal rulings, legislation or regulations related to such data privacy matters may result in fines and orders requiring that we change our practices, which could have an adverse effect on how we provide services, and could harm our business, financial condition, results of operations and future prospects. These compliance obligations could also cause us to incur substantial costs or harm the quality and

Confidential Treatment Requested by Space Exploration Technologies Corp.
Pursuant to 17 C.F.R. Section 200.83
operations of our products and services in ways that harm our business. Further, we are subject to evolving laws and regulations that dictate whether, how, and under what circumstances we can transfer, receive or otherwise process personal data. The validity of various data transfer mechanisms we currently rely upon remains subject to legal, regulatory and political developments globally, which may require us to adapt our existing arrangements. Evolving data protection laws and regulations such as the GDPR and ePrivacy Directive, and regulatory actions affecting our
AI segment may restrict or adversely affect the X platform’s advertising services, Grok’s development and training, or the ability to offer certain products and services in certain jurisdictions.
We are also subject to tax laws, regulations, and policies of the U.S. federal, state, and local governments and of comparable taxing authorities in foreign jurisdictions where we conduct business. Changes in tax laws or in their interpretation or enforcement could result in fluctuations in our effective tax rate, exposure to new or additional tax liabilities, or adversely affect our after-tax profitability or financial position.
These U.S. federal and state, EU, and other international laws and regulations, which in some cases can be enforced by private parties in addition to government entities, are constantly evolving and can be subject to significant change. As a result, the application, interpretation, and enforcement of these laws and regulations are often uncertain, particularly in the new and rapidly evolving industry in which we operate, and may be interpreted and applied inconsistently from jurisdiction to jurisdiction and inconsistently with our current policies and practices. For example, regulatory or legislative actions or litigation concerning the manner in which we display content to our users, moderate content, provide our services to younger users, or are able to use data in various ways, including for advertising, have in the past and could in the future adversely affect user growth and engagement, affect the manner in which we provide our services, or adversely affect our financial results, including by imposing significant fines that increasingly may be calculated based on global revenue. For example, the UK’s Online Safety Act 2023 and
Australia’s Online Safety Amendment (Social Media Minimum Age) Act 2024 impose risk mitigation and age-
related requirements on certain online platforms. These laws and regulations, as well as any associated claims, inquiries, or investigations or any government actions, have led to, and may in the future lead to, unfavorable outcomes including increased compliance costs, changes to our products, loss of revenue, delays or impediments in the development of new products, negative publicity and reputational harm, increased operating costs, diversion of management time and attention, and remedies that harm our business, including fines, damages, or orders that we modify or cease existing business practices. In addition, our AI products and the X platform have historically been, and may continue to be, subject to claims and investigations relating to misinformation and deepfakes, defamation, intellectual property infringement or misappropriation, data privacy, cybersecurity, employment matters, advertising practices, and user harms; defending such matters could be costly and divert management attention.
Furthermore, Starlink and other SpaceX satellite services are subject to a variety of laws and regulations in the
United States and abroad covering cybersecurity, privacy, data use, data combination, data protection, data security, data retention and deletion, data localization and storage, and data disclosure to law enforcement agencies. As a satellite internet and communications provider, we collect and otherwise process various kinds of data in connection with our services, such as customer personal information, account registration information, device identifiers, network and connectivity data, and government information. These laws and regulations govern how we handle such information, and they may, among others, impose requirements relating to cybersecurity and privacy governance, data security measures, data security breach notification, cross border data transfers, and customer consent obligations. In particular, the California Consumer Privacy Act (as amended), the GDPR (and its equivalent in the
United Kingdom) and other data privacy laws and regulations impose stringent and burdensome requirements in connection with the processing of personal information and include significant penalties for non-compliance.
Additionally, as a government contractor, we are also subject to the Department of War’s Cybersecurity Maturity
Model Certification requirements, which requires companies that do business with the Department of War to, depending on the level of scrutiny required, meet or exceed certain specified cybersecurity standards to be eligible for new contract awards. Many of these laws and regulations are subject to change and uncertain interpretation, and their application may vary significantly across jurisdictions. Compliance may require us to modify our policies, procedures, and controls, and increase our compliance costs and operational complexity. We may post public privacy policies and other statements regarding our collection, storage, sharing and other processing of personal information, and any actual or perceived failure to comply with such privacy policies and other statements, as well

Confidential Treatment Requested by Space Exploration Technologies Corp.
Pursuant to 17 C.F.R. Section 200.83
as the foregoing data privacy and cybersecurity laws and regulations, may subject us to enforcement actions, investigations, litigation, reputational harm or requirements to modify or cease our business practices.
Our business strategy depends on successfully designing, developing, and deploying our products and services, as well as related platforms, infrastructure, and other strategic initiatives, at an unprecedented scale, which presents significant execution, cost, and timing risks.
Our business plan is predicated on building, commercializing, and operating products and services, as well as related infrastructure and strategic initiatives at a scale that has not previously been achieved. This objective requires us to integrate complex technologies, develop new processes and infrastructure, and coordinate across multiple suppliers, contractors, regulators, and stakeholders. Because we are attempting to execute at a scale for which there is limited precedent, we face heightened uncertainty with respect to design, engineering, procurement, construction, commissioning, and operational performance, which is further heightened by the novel nature of the technologies underlying the products and services we intend to develop.
As a result, timelines for developing and deploying our products and services may be longer than we currently anticipate, and we may encounter delays due to, among other things, technical challenges, including those resulting from the nascent state of certain of our products and services, the unavailability or immaturity of key technologies, supply chain constraints, energy shocks, including related price volatility, labor availability, permitting and regulatory approvals, or the need to redesign or reengineer key components. In addition, the costs associated with developing and deploying our products and services and related platforms, infrastructure and strategic initiatives at scale may exceed our current estimates, including due to inflationary pressures, energy prices, unforeseen engineering complexities, the cost of developing or licensing technologies that are not yet commercially available, competitive dynamics, changes in scope, or the need for additional capital expenditures, contingency reserves or working capital.
If we are unable to successfully execute our growth strategy on the anticipated timeline or within our expected cost parameters, our business, financial condition and results of operations could be materially adversely affected. Delays or cost overruns could also impact our ability to achieve projected returns, meet contractual commitments, access additional financing on acceptable terms, or maintain investor confidence. Moreover, even if we successfully deploy our growth strategy, including Starship, TERAFAB, and the creation of the lunar economy, they may not perform as expected at scale, which could result in operational inefficiencies, increased costs, reduced revenues, or declines in our stock price.
We have experienced, and will likely continue to experience, launch delays and failures that could have a material adverse effect on our business, financial condition, results of operations, and future prospects.
Launch vehicle underperformance, propulsion anomalies, structural failures, software errors, or other malfunctions could result in launch delays or partial or total mission failures, including the loss of satellites or payloads. The occurrence of mission failures or other significant operational disruptions could also expose us to litigation as well as increased scrutiny from regulatory authorities, lead to the imposition of additional compliance requirements, and adversely affect our brand and reputation, and our ability to obtain future licenses, permits, or government contracts.
We do not typically obtain insurance coverage for our satellites, payloads, or launch vehicles, and as a result we bear the full financial cost of any such losses. Repeated anomalies or high visibility mission failures could also negatively affect our brand, reputation, ability to win new business, and our customers’ ability to procure launch and in-orbit insurance at competitive rates (to the extent we decide to pursue it). Such repeated anomalies or mission failures could also result in, regulators delaying, conditioning or denying approvals, waivers or licenses required for future launches or reentries, which could reduce our launch cadence and delay the deployment of our satellites and other services. In the past, certain of our launch vehicles have experienced partial or total mission failures, including anomalies that resulted in the loss of payloads and damage to launch vehicles. In certain circumstances, such mission failures could result in, debris from our launch vehicles causing significant damage to persons or property on the ground as well as environmental damage. There can be no assurance that similar or other failures will not occur with future launches. In addition, satellites may be deployed into incorrect or suboptimal orbits due to vehicle performance issues, separation events, or guidance, navigation and control errors. Incorrect orbital placement can

Confidential Treatment Requested by Space Exploration Technologies Corp.
Pursuant to 17 C.F.R. Section 200.83
materially reduce a satellite’s operational life, impair performance, increase fuel consumption, or render the satellite unusable.
Our satellites, launch vehicles, and other space-related technologies operate, and in the case of orbital AI compute, will operate, in the harsh and unpredictable environment of space, exposing them to a wide and unique range of space-related risks that could cause them to malfunction or fail, and any such malfunction or failure could adversely affect our business, financial condition, results of operations, and future prospects.
Operating in space subjects our satellites, launch vehicles, spacecraft, and related systems to extreme and highly variable conditions that can adversely affect performance, reduce useful life, or result in total mission failure. Space is inherently hostile. Hardware must withstand: significant vibration and acoustic loads during launch; wide-ranging thermal cycles; radiation from solar and cosmic sources; micrometeoroids and orbital debris; and other environmental hazards, each of which testing cannot fully replicate. In particular, we have not, and no one else has, previously operated or attempted to operate orbital AI compute, and the conditions of space on such AI infrastructure have not been tested. Once deployed, orbital AI compute infrastructure will not be readily accessible, and as a result, will not be easily repaired or upgraded, such that any component failures could result in permanent capacity loss, accelerated depreciation, decommissioning or need for replacement of the infrastructure.
In addition, space weather events, such as geomagnetic storms, solar flares, and other forms of radiation activity, have in the past disrupted and could in the future disrupt satellite propulsion, power systems, and communications equipment, potentially leading to reduced performance or permanent damage. Although we incorporate certain radiation-hardened components, shielding, and redundancy into our systems, these measures may not be sufficient to prevent material adverse impacts in all scenarios. Failures or performance degradation resulting from these risks could delay deployments, reduce available capacity, increase operating costs, require significant capital expenditures to replace affected assets, or interrupt or degrade services provided to customers. Furthermore, the useful life of our satellites is inherently shorter than that of the information technology systems and infrastructure they host. As a result, we must periodically launch replacement satellites as existing satellites reach the end of their useful lives and are decommissioned, which may truncate the effective lifespan of those underlying information technology systems and infrastructure. Any such events could adversely affect our reputation, compliance with applicable laws and regulations, business, financial condition, results of operations, and future prospects.
The continued proliferation of satellite constellations in Low-Earth Orbit, as well as the risk of collisions with space debris or other spacecraft, could limit or impair our launch flexibility and satellite deployment, which could adversely affect our business, financial condition, results of operations, and future prospects.
The continued proliferation of Low-Earth Orbit constellations can increase the risk of collisions with space debris or other spacecraft if operators fail to adhere to responsible space safety, debris mitigation, or coordination practices.
Our growth strategy depends, in part, on continuing to launch additional satellites into Low-Earth Orbit. As the number of satellites and other objects in Low-Earth Orbit continues to grow, the probability of accidental collisions, fragmentation events, or other in-orbit incidents increases, which could result in the loss or degradation of our satellites, increased costs for collision avoidance maneuvers, or the need to replace or reposition assets on an accelerated schedule. Not all satellite operators or other space actors adhere to the same rigorous space safety, debris mitigation, or coordination practices that we adhere to, which may increase the likelihood of congestion, conjunctions, or other operational risks outside of our control and, in extreme cases, could contribute to fragmentation events or cascading debris effects that further increase collision risks in Low-Earth Orbit.
In addition, some domestic and international authorities have applied heightened regulatory scrutiny as interest in utilizing Low-Earth Orbit for satellite operations has increased. Debris mitigation regulations may emerge if congestion increases. Failure to meet debris requirements could result in monetary penalties or loss of licensing authority, which would adversely affect our satellite constellation deployment and expansion plans, and future regulatory actions could impose more restrictive operational, deployment, or debris mitigation requirements that could limit our ability to launch or operate satellites in Low-Earth Orbit. In addition, there is a burgeoning effort to further regulate Low-Earth Orbit, MEO, and GSO and establish liability regimes for operators, including regimes similar to those under the Comprehensive Environmental Response, Compensation and Liability Act, which imposes strict liability for environmental contamination or remediation costs, as well as growing concern over the potential

Confidential Treatment Requested by Space Exploration Technologies Corp.
Pursuant to 17 C.F.R. Section 200.83
environmental effects of emissions and other byproducts from rocket launches in Earth’s upper atmosphere.
Additional regulation in this area could adversely impact our business, financial condition, results of operations, and future prospects.
Furthermore, any damage to our satellites or impairment of their functionality resulting from collisions with space debris or other spacecraft could materially and adversely affect our ability to deliver reliable services to our customers, harm our reputation, and expose us to potential contractual liabilities or insurance claims. The growing challenges associated with space debris management may require us to invest in additional technologies or processes to safeguard our assets and maintain compliance with evolving regulatory frameworks, which could have a material adverse effect on our business, financial condition, results of operations, and future prospects.
Interruptions in the operation of critical satellite network, ground station, launch, manufacturing, or spacecraft or data center infrastructure could result in significant downtime, operational delays or loss of service, each of which could have a material adverse effect on our business, financial condition, results of operations, and future prospects.
Our ability to provide reliable services across our Space, Connectivity, and AI business segments depends on the uninterrupted operation of our critical infrastructure, including but not limited to satellite and communications networks, ground stations, launch facilities, and data centers. An interruption or failure affecting any aspect of this infrastructure, whether due to equipment malfunctions, power outages, disruptions in, or unauthorized access to, our computer systems (such as software or hardware failures, or cyberattacks), natural disasters (such as earthquakes, floods, fires, or severe weather events), terrorism, war, sabotage, pandemics, epidemics, or other unforeseen circumstances, could result in significant downtime, operational delays, or complete loss of service. Any such attack could destroy or disable a significant number of our satellites and, depending on its scale, could trigger a cascading collision event that renders our licensed orbits, and potentially other orbits, unusable for an extended period.
Similarly, the use of our satellites to enable communications access in conflict zones may expose us to retaliation from foreign governments and non-state actors. Such an event could have a material adverse effect on our business, financial condition, results of operations, and future prospects. These events may disrupt power, damage facilities, interrupt service despite contingency plans or compromise our ability to deliver services to customers as promised, hinder our ability to meet regulatory or contractual requirements, and erode trust among our customers, partners, regulators and stakeholders. In particular, an interruption or failure affecting our critical infrastructure could result in outages of service to our Starlink Subscribers. Any such outage could erode the trust of existing and potential
Starlink Subscribers in our service, which could result in the loss of existing or potential subscribers. In addition, the complexity and interdependence of our engineering, manufacturing, assembly and terrestrial, space transportation, and infrastructure systems mean that a disruption in one component can have cascading effects throughout our operations. For example, an outage at a data center or ground station could impact command and control functions, mission planning, or real-time telemetry, while interruptions at launch facilities could cause postponements or cancellations of scheduled launches.
Adverse global macroeconomic and geopolitical conditions may negatively affect our business, financial condition, results of operations and future prospects.
Adverse global or regional economic and geopolitical conditions could reduce demand for certain of our products and services, which may negatively affect our business, financial condition, results of operations and future prospects. Economic downturns, inflation, higher interest rates, tighter credit conditions, reduced consumer spending, lower business or government investment, or geopolitical developments may negatively affect demand for our offerings. Reduced consumer or enterprise spending for each of our Starlink connectivity services or our AI-
related offerings would limit our ability to grow our business, which may slow the pace at which we deploy satellites and expand our constellation or adversely affect the utilization of our launch capabilities.

Confidential Treatment Requested by Space Exploration Technologies Corp.
Pursuant to 17 C.F.R. Section 200.83
Manufacturing, testing and launching rockets, satellites, and spacecraft, including our efforts to reuse rockets and spacecraft, involve inherent risks that could result in human injury or death, property damage and environmental damage or other adverse environmental impacts due to accidents or equipment failures. Any such events could result in substantial losses, including reputational harm and legal liability, which could have a material adverse effect on our business.
The manufacturing, testing, launching, and recovery of our rockets, satellites, and spacecraft are complex activities that are conducted under challenging conditions and involve a high degree of risk. Our reusable vehicles will reenter
Earth’s atmosphere and fly over populated land for extended periods, which carries inherent risks to populations in the event of failure, such as structural breakup, loss of control, or debris dispersal. Although we implement extensive safety protocols and operational safeguards designed to protect personnel and the public, these protocols and safeguards may not in all circumstances prevented exposure of our personnel and potentially members of the public to hazards such as explosions, structural failures or debris dispersal. A manufacturing defect, testing anomaly, launch failure, recovery incident, or similar event involving injury to humans, any human fatalities, property damage, or environmental damage or other adverse environmental impacts could result in substantial losses, including reputational harm and legal liability, which could have a material adverse effect on our business.
Although we are focused on the vertical integration of our businesses, we depend on third parties to manufacture and supply certain key components necessary for the provision of our launch, connectivity, and AI services, and any supply shortages or disruptions or failures in their performance could have a material adverse effect on our business, financial condition, results of operations, and future prospects.
Disruptions in the supply chain for essential raw materials or components, challenges in the supplier qualification process, or increases in the prices of inputs could materially and adversely affect our business, financial condition, results of operations, and future prospects. Despite our supply chain being largely vertically integrated, our reliance on third-party manufacturers and suppliers for key components introduces risks related to supply chain continuity, quality assurance, and vendor performance. We depend on both domestic and international suppliers for certain specialized materials, components, and services that are essential to the production and operation of our launch vehicles, spacecraft, satellites, user terminals (including Starlink consumer terminals), AI segment and related infrastructure. Any failure or delay by these partners to deliver components in the required quantities, within specifications, or on schedule has in the past and may in the future adversely affect our production schedules, operational reliability, and our ability to meet contractual obligations. In addition, disruptions in the supply chain due to shortages, quality issues, natural disasters, geopolitical events, labor disputes, pandemics, epidemics, tariffs or trade restrictions, criminal activity (including terrorism, sabotage or cyberattacks) or other factors outside our control could result in significant delays, increased costs, or an inability to deliver products and services to customers in a timely and cost-effective manner. The process of qualifying new suppliers or transitioning to alternative vendors can be time-consuming and may not be successful, further increasing our exposure to supply chain interruptions. Furthermore, our limited pool of qualified vendors for certain critical products or services exposes us to increased pricing pressures and quality risks. Our reliance on a small number of sole or limited-source suppliers for key inputs for our space operations exposes us to significant risks, as any failure by these vendors to deliver products or services in the quantities required, within specifications, or on schedule could adversely affect our ability to meet customer demands and contractual obligations. Any of the supply shortages, disruptions or failures described above could have a material adverse effect on our business, financial condition, results of operations, and future prospects.
Our ability to scale our AI products relies on our terrestrial and orbital AI compute infrastructure, which depends on the availability of power, GPUs, and other critical components, telecommunications services, and any shortages or disruptions thereof would materially adversely affect our business, financial condition, results of operations, and future prospects.
Our ability to scale our data center infrastructure, which supports our AI segment, is increasingly constrained by the availability of power at economically feasible prices, long lead times, availability of materials, and changing regulatory requirements. For example, energy supply is constrained globally due to the significant increase in demand for, and limited availability of, energy to power AI compute. Securing this capacity can involve entering into complex, long-lead-time arrangements or proceeding with alternative sources of power generation. We

Confidential Treatment Requested by Space Exploration Technologies Corp.
Pursuant to 17 C.F.R. Section 200.83
currently rely significantly on natural gas and gas turbine technology to power our data center operations. As such, our ability to scale our infrastructure depends in part on our continued access to natural gas supply at economically feasible prices, the availability of gas turbines and related equipment, and the maintenance of a regulatory environment that permits and supports the use of natural gas for large-scale power generation. Our AI products also rely on GPUs and other processors, servers, network equipment and other critical components sourced from third-
party suppliers for use in our data centers. Manufacturing and supply of servers and network equipment for our technical infrastructure, particularly for GPUs and other specialized components, is limited to a small number of qualified suppliers. We do not have long-term contracts with many of our direct chip suppliers. While TERAFAB is intended to expand our internal chip manufacturing capabilities and alleviate potential future chip shortages, we expect to continue sourcing a significant portion of our compute hardware from third-party suppliers, and there can be no assurance that we will be able to achieve our objectives with respect to TERAFAB within the expected timeframes, or at all. Our AI segment also relies on services from third-party telecommunications providers, including connectivity to the cloud, and internet bandwidth suppliers to provide uninterrupted and error-free services through their networks. We may be unable to obtain GPUs or other necessary components or telecommunications services at prices or volumes that are acceptable to us or in a timely manner. Our suppliers and telecommunications and internet service providers also serve other customers, including certain of our competitors, and such suppliers or providers may prioritize capacity for such other customers, increase prices on short notice, require onerous prepayments, or reduce or delay deliveries to us. Any failure by our suppliers and service providers to meet our cost, quality, volume, or delivery requirements, or any shortage or disruption in the supply of chips, telecommunications services or other components required for our AI segment, could result in service disruption or outages, delay critical data center or network infrastructure upgrades or expansions, impair our ability to train our AI models and meet customer demand for our AI segment products and materially adversely affect our business, financial condition, results of operations and future prospects.
We also rely on third-party cloud compute providers for a portion of the compute used for the X platform and may from time to time rely on third-party data center providers, which exposes us to several risks that are beyond our direct control, including vulnerability to outages, performance issues, and cyberattacks. We have non-cancellable, multi-year capacity commitments to cloud compute providers, requiring payment regardless of usage. A termination or lapse in service from third-party cloud compute and data center providers could expose us to service interruptions, significant delays, and additional expenses to re-architect products for a different provider. Additionally, in the event of nonperformance by us or our providers, or an industry downturn, we may incur liabilities, have excess capacity that we cannot easily redeploy, and fail to receive payments from our counterparties or customers.
We face intense competition in the markets in which we operate, and while we have historically outperformed certain competitors in our Space and Connectivity segments, we may not continue to do so, which could adversely affect our business, financial condition, results of operations, and future prospects.
The markets in which we operate are rapidly evolving and intensely competitive, and we face competition from a range of established and emerging companies, including large, well-capitalized technology companies and aerospace firms, including foreign competitors. Some competitors are investing significant capital to develop and deploy satellite constellations and related infrastructure that compete directly with our offerings, and companies based in
China and other jurisdictions may benefit from government support, favorable regulatory environments, or strategic national prioritization.
Some of our current and potential competitors, particularly in our AI segment, have greater financial, technical, manufacturing, or other resources than we do, and may devote more resources to the development and commercialization of competing products and services. Competitors may adopt more aggressive pricing, secure more favorable supplier or distribution arrangements, bundle services, form strategic alliances or otherwise take actions that enhance their competitive position in ways that could adversely affect our business. In certain markets, regulatory or geopolitical factors may result in preferential treatment for domestic competitors or otherwise limit our ability to compete effectively.
Competition continues to intensify as new technologies are developed and new entrants emerge. While we have historically outperformed certain competitors in aspects of our business, such as our Space and Connectivity segments, there can be no assurance that we will maintain this position.

Confidential Treatment Requested by Space Exploration Technologies Corp.
Pursuant to 17 C.F.R. Section 200.83
We depend on our ability to recruit and retain employees who have advanced engineering and technical skills, and intense competition for such employees may increase costs and affect our ability to meet development and production timelines.
We depend on our ability to recruit and retain employees who have advanced engineering and technical skills and, in some cases, employees with the necessary national security clearances to perform under our government contracts or win new business. These employees are in great demand and are likely to remain a limited resource in the foreseeable future. The current tight labor market has adversely impacted our ability to recruit qualified personnel, including engineers, particularly with respect to our AI segment. Increased restrictions on the import or retention of foreign labor may also increase demand for engineering personnel and adversely impact our ability to hire and retain qualified personnel. Continued turnover may impact employee morale and create other challenges as we attempt to scale our AI business. In addition, significant amounts of time and resources are required to train technical and other personnel, and we have in the past lost and may in the future lose new employees to our competitors or other companies before we realize the benefit of our investment in recruiting and training them. Our ability to recruit and retain qualified employees depends on a number of things, including our ability to pay market compensation, provide opportunities for advancement, and secure visa sponsorships and work permits for qualified international candidates. If we are unable to recruit and retain a sufficient number of these employees, then our ability to maintain our competitiveness and grow our business could be negatively affected. In addition, because of the highly technical nature of our products and services, the loss of any significant number of our existing engineering personnel could have a material adverse effect on our business, financial condition, results of operations, and future prospects. A significant portion of the talent pool for advanced engineering and technical roles is international, and changes in immigration laws or policies in the jurisdictions in which we operate could limit our ability to hire and retain such candidates and intensify competition for talent.
From time to time, we are involved in litigation, investigations, and other regulatory proceedings which could be costly, time-consuming, and divert management attention, materially adversely affecting our business.
From time to time, we have been and may in the future become involved in various legal proceedings relating to a variety of matters, including intellectual property, commercial, regulatory, product liability, employment, personal injury, class action, employee or contractor health and safety, environmental, whistleblower, securities and other litigation and claims, and governmental and other regulatory investigations and proceedings, including tax examinations. Additionally, our share price may be volatile and, in the past, companies that have experienced volatility in the market price of their stock have been subject to securities litigation, including class action litigation.
Such matters could be costly, time-consuming, and divert management’s attention from executing our strategic initiatives and operating our business. The industries in which we operate have historically experienced significant litigation and regulatory scrutiny, and with our public profile, expanding operations and the novel nature of some of our offerings, including our AI solutions, we may face an increased risk of such actions. Litigation and regulatory proceedings are inherently unpredictable. Any adverse judgments, settlements, or regulatory penalties could result in substantial financial costs, reputational harm, and operational disruptions. Certain of our hardware products are new and relatively unproven. If a product defect were to arise, especially one leading to product liability claims, the resulting warranty and damage claims, together with any associated harm to our reputation, could have a material adverse effect on our business, financial condition, results of operations, and future prospects. Even if we prevail in these matters, the defense and resolution of litigation and regulatory proceedings may require significant resources and management attention, which could materially and adversely affect our business, financial condition, results of operations, and future prospects. Additionally, the mere initiation of litigation or government inquiries, regardless of the outcome, could negatively impact investor confidence and our stock price. As we continue to innovate and pursue new commercial and government contracts, expand our product offerings, and enter new markets, the likelihood of facing legal and regulatory challenges may increase, further exposing us to these risks. Please refer to
“Business—Legal Proceedings” and Note 17, Commitments and Contingencies, to the audited consolidated financial statements include elsewhere in this prospectus.

Confidential Treatment Requested by Space Exploration Technologies Corp.
Pursuant to 17 C.F.R. Section 200.83
Any significant disruption in, or unauthorized access to, our computer and data systems or those of third parties that we utilize in our operations could result in a loss or degradation of service, loss of trust in us and harm to our business.
An operational disruption in, or unauthorized access to, our computer and data systems or those of third parties that we utilize in our operations could compromise sensitive (including classified or otherwise government-controlled), proprietary, confidential, or personal information, impede operations, and result in financial losses, legal liabilities, reputational harm, and erosion of our competitive position in launch services, space-based internet, and mobile phone services. Our business depends on the continuous and secure operation of our information technology systems and infrastructure, including those that support our launch operations, manufacturing facilities, Starlink services, government services, employee databases, and mission-critical communications. Our systems and infrastructure may also be subject to cyberattacks, including sophisticated hacking attempts by nation-states, state-sponsored actors, cybercriminals, or other malicious third parties, which could result in unauthorized access to, disruption of, or degradation of our satellite systems, ground infrastructure, or data networks. Such disruptions or unauthorized access, which may result from a wide variety of incidents or activities, including inadvertent compromises arising from process, coding or human errors, cyberattacks, data breaches, exploitation of known or unknown software or hardware vulnerabilities, malware, ransomware, credential harvesting, computer viruses, social engineering (such as phishing), denial of service attacks, software or hardware failure, or other malicious or disruptive incidents or activities—whether perpetrated by external actors, including nation-states, state-sponsored organizations, or cybercriminal groups, insiders, or other threat actors, any of whom may see their efforts enhanced by the use of AI
—could lead to the theft, destruction, or unauthorized disclosure of sensitive (including classified or otherwise government-controlled), proprietary, confidential or personal information, including technical data, customer or partner information, and intellectual property, particularly because some of our products and services involve the collection, storage, and processing of such data and information. Our development and deployment of AI models, internal and third-party AI tools, and other AI applications expose us to increased and novel risks and vulnerabilities, including prompt injection, hallucinations, errors, and other issues related to AI agents, as well as the risk of compromise of valuable intellectual property including source code, model weights, and other assets. Certain internal and external threat actors, such as nation-states, state-sponsored organizations, organized threat networks and corporate espionage actors, among others have and will continue to sustain malicious activities for extended periods and deploy significant resources to attempt, and in some cases succeed, at causing significant disruptions in, or unauthorized access to, our computer systems or those of third parties that we utilize in our operations. Such incidents have in the past and may in the future also disrupt or degrade our ability to design, produce, launch, or manage our products and services, resulting in operational delays, violations of applicable data privacy and cybersecurity laws and regulations, disruptions in, or unauthorized access to, our customers’ computer systems, increased costs, loss of revenue, loss of trust, litigation or regulatory penalties.
As the scale, frequency, sophistication, or intensity of cyber and data privacy threats continue to evolve, and as our reliance on interconnected systems and third-party vendors grows, we remain exposed to vulnerabilities despite our efforts to implement security measures, monitoring, and incident response protocols. There can be no assurance that our cybersecurity risk management processes, including our policies, procedures, and controls, will be effective in promptly or effectively detecting, containing, or remediating cybersecurity attacks. Any significant security and data breach or system failure could materially and adversely affect our business, financial condition, results of operations, and future prospects, and could result in loss of trust among customers, regulators, government agencies, and partners. Furthermore, our efforts to investigate, mitigate, contain, and remediate the harm caused by a significant disruption in, or unauthorized access to, our computer and data systems or those of third parties that we utilize in our operations may be costly and time-consuming and may not be successful, and we may make errors or fail to take necessary actions. Remediation efforts, litigation, regulatory investigations, and compliance obligations (including obligations to notify appropriate regulators and affected parties) arising from such incidents could require substantial management attention and resources, and we rely on our own funds to cover such losses or liabilities. In addition, rapid changes to U.S. and international cybersecurity and privacy laws and regulations have expanded regulatory regimes and compliance requirements, and regulators continue to undertake enforcement actions in these areas. We expect the regulatory environment to grow more complicated, which may increase our operational and compliance expenditures, as well as those of our suppliers. Moreover, some third parties we utilize in our operations may receive or store information provided by us or by our customers. If these third parties fail to adopt or adhere to adequate data

Confidential Treatment Requested by Space Exploration Technologies Corp.
Pursuant to 17 C.F.R. Section 200.83
privacy and security practices, or their systems or networks are breached in the manner described above, our data or our customers’ data may be improperly accessed, used, or disclosed to unauthorized recipients, which could result in financial losses, legal liabilities, reputational harm, and additional compliance obligations. We do not control the privacy and cybersecurity measures put in place by such third parties, and any contractual protections with such third parties, such as obligations to indemnify us, if any, may be ineffective or otherwise inadequate.
The development and maintenance of the technologies and infrastructure necessary to support our current and future operations will require significant capital expenditures, and if we are unable to generate sufficient cash flow from operations or obtain additional financing on acceptable terms, our business, financial condition, results of operations, and future prospects could be materially and adversely affected.
Our business requires substantial capital expenditures to design, develop, expand, and maintain our technologies and infrastructure to support our operations. For example, we have incurred and expect to continue to incur significant capital expenditures in connection with the design, development, and deployment of our satellite constellations, launch vehicles, ground stations, manufacturing facilities, and programs including TERAFAB, AI compute infrastructure, including data centers, and other supporting infrastructure. These expenditures include, but are not limited to, costs associated with research and development, construction and expansion of production capabilities, acquisition of property and equipment, and ongoing maintenance and upgrades to ensure reliability and competitiveness. In particular, the development, testing, and deployment of Starship in accordance with our anticipated schedule, as well as our pursuit of orbital AI, other space-related services, and lunar and interplanetary missions, require the investment of significant capital resources. In addition, we have made and intend to continue to make substantial capital expenditures to support the growth of our AI products, including costs related to obtaining third-party GPUs, manufacturing our own GPUs, and constructing, leasing, maintaining, enhancing, and expanding our data centers. We may choose to increase or accelerate the pace of any of these investments at any time, which could result in periods of reduced profitability or increased losses as we prioritize long-term growth over near-term financial performance. Many of the products and services that are important for our growth prospects are novel and untested, and therefore our estimates of capital expenditures may prove to be inaccurate.
If we raise additional capital through further issuances of equity or convertible debt securities, our shareholders could suffer significant dilution and any new equity securities we issue could have rights, preferences, and privileges superior to those of holders of our Class A common stock. The agreements governing our indebtedness contain various restrictive covenants and any additional debt financing secured by us in the future could involve restrictive covenants relating to our capital-raising activities and other financial and operational matters, which could limit our operational flexibility and make it more difficult for us to obtain additional capital and to pursue business opportunities. Our ability to access the capital markets or secure other sources of financing may be adversely affected by factors beyond our control, including fluctuations in market conditions, changes in investor sentiment, increases in interest rates, or adverse events affecting the broader industry or economy.
Our substantial level of indebtedness could materially adversely affect our financial condition.
We have significant indebtedness that could materially adversely affect our business by increasing our vulnerability to general adverse economic and industry conditions; requiring us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund operations, our growth strategy, product development and strategic initiatives; limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate; and exposing us to the risk of increased interest rates as our borrowings are, and may in the future be, at variable interest rates. Our substantial indebtedness may also adversely affect our credit ratings or outlook, which may increase our cost of capital, limit our access to financing, and impair our ability to obtain additional financing on acceptable terms, or at all. The occurrence of any one of these events could have a material adverse effect on our business, results of operations, and financial condition, and ability to satisfy our obligations under the agreements governing our indebtedness. If we fail to comply with the terms of our debt agreements, our lenders could declare a default and accelerate our repayment obligations, which could materially and adversely affect our business, financial condition, results of operations, and future prospects.

Confidential Treatment Requested by Space Exploration Technologies Corp.
Pursuant to 17 C.F.R. Section 200.83
Our future revenue and operating results depend upon our ability to develop new technologies and respond to changes in customer demands and industry standards in highly competitive markets, and if we are unable to do so, our business, financial condition, results of operations, and future prospects may be materially and adversely affected.
Our future revenue growth and operating results are highly dependent on our ability to design, develop and successfully commercialize new and innovative technologies, products, and services on a timely and cost-effective basis. The markets in which we operate are characterized by rapid and disruptive technological change, evolving industry standards, the emergence of new and well-funded competitors, frequent new product and service introductions, changing customer demands and regulatory changes. As a result, we may from time to time rapidly adjust, modify or change our strategic priorities, capital allocation, product or service focus or operational initiatives across our business in response to these other changes. In particular, the AI industry is nascent, highly competitive, capital intensive and rapidly changing. There are a number of companies today that develop or may develop products or services that compete with our AI segment, and new competitors may emerge over time. Some of our current or potential competitors in the AI market are large technology companies that have significant financial, technical and marketing resources, and in some cases greater access to data, and others are smaller specialized companies that possess specialized expertise and may have greater flexibility than we do. We also have a limited number of customers for our AI products when compared to certain of our competitors. Current and potential competitors have established, or may in the future establish, cooperative relationships among themselves or with third parties to increase the ability of their AI technologies to address the needs of current and prospective users of our AI products. Furthermore, current or prospective users may decide to develop competing products for particular use cases or to establish strategic relationships with our competitors for such use cases. Current and potential competitors and bad actors, may also attempt to reverse engineer or otherwise replicate our AI technology, including through model extraction or distillation techniques. Increased competition with our AI products could result in price reductions, revenue shortfalls, loss of customers and loss of market share, which may harm our business, financial condition results of operations and future prospects. In our Connectivity segment, including Starlink broadband and
Starlink Mobile, we face competition from terrestrial fixed network providers, mobile network operators, and other satellite providers, and our services may be less competitive in certain markets, including dense urban areas where terrestrial fiber and wireless networks may offer higher capacity, lower cost, or more consistent performance. In addition, our Starlink Mobile offering operates in a highly competitive and evolving market, and may be affected by the pace of technological development, spectrum availability, and the success of our partnerships with mobile carriers. The X platform faces intense competition from social media, messaging and media companies and traditional media outlets, such as television, radio and print, for advertising budgets. Advertisers generally do not have long-term commitments to the X platform and may reduce or discontinue their advertising spending for a variety of reasons outside our control. We are expending resources to improve the X platform and improve its attractiveness to users and advertisers. While we have introduced new user interface enhancements, algorithm updates, and other product features, improvements to the X platform, introducing new products and services on the
X platform and other initiatives may be costly and difficult to implement, and we cannot be sure that they will be positively received by users, content creators, or advertisers, or provide positive returns on our investment. Losing users who migrate to other platforms may negatively impact our potential subscription or advertising revenue.
Additionally, if users do not continue to contribute content and otherwise engage with the X platform, we are unable to provide users with valuable and timely content, or if content that is considered to be problematic or offensive is made available on the X platform, the size of the X platform’s user base and their engagement may decline, leading to a decline in monetizable usage and the loss of potential subscription revenue from such users, and the X platform may experience brand or reputational harm. A decline in users on the X platform, or the volume or quality of their content on the X platform, could also impact the ongoing development of our AI product, which in part utilizes data and user-generated content from the X platform. We plan to publicly launch the Money product on the X platform
(the “Money Product”); however, we are competing against large, established companies with significantly greater resources and market presence than us. If we are unable to anticipate technological trends, respond to technological advancements or changing customer demands, or successfully develop and commercialize new or enhanced offerings, we may be unable to establish or maintain a meaningful market position and our business, financial condition, results of operations, and future prospects could be materially and adversely affected.

Confidential Treatment Requested by Space Exploration Technologies Corp.
Pursuant to 17 C.F.R. Section 200.83
The estimates of future market opportunity and forecasts of market growth, and our ability to capture such markets, included in this prospectus may prove to be inaccurate.
Our estimates for the total addressable market for our Space, Connectivity and AI businesses, as well as estimates regarding the growth of AI and its impacts, contained elsewhere in this prospectus are based on a number of internal and third-party estimates. For example, our estimates of market opportunity for our Space, Connectivity and AI businesses rely in part on third-party data and a number of internal assumptions. With respect to our Space segment, these estimates rely in part on estimates published by Novaspace regarding the size of the global market for space-
enabled solutions, including spacecraft manufacturing, launch services and related activities. Our connectivity market estimates are based in part on estimates of the number of households, businesses, aircraft and maritime vessels globally derived from third-party sources, together with assumptions regarding ARPU and monthly service revenue derived from third-party industry data and our internal expectations regarding pricing, adoption rates and service penetration across different geographic regions and economic environments. Our AI market estimates are based in part on projections of global data center compute demand from third-party sources, including estimates published by RAND Corporation, together with internal assumptions regarding the portion of global compute capacity that may be utilized for AI workloads and other operational assumptions such as power usage, utilization rates and pricing.
These estimates require us to make numerous assumptions and judgments regarding factors that are inherently uncertain and subject to change, including the pace of technological development, future demand for launch, connectivity and AI services, the rate of adoption of satellite connectivity and AI technologies, the availability and cost of power and computing hardware, the evolution of regulatory frameworks, and broader macroeconomic conditions.
While we believe our assumptions and the data underlying our estimates are reasonable, these assumptions and estimates may not be correct and the conditions supporting our assumptions or estimates may change at any time, thereby reducing the predictive accuracy of these underlying factors. As a result, our estimates of the total addressable market for our services, as well as the expected growth rate for the total addressable market for our services, may prove to be inaccurate.
Our initiatives to develop orbital AI compute and in-orbit, lunar, and interplanetary industrialization are in early stages, involve significant technical complexity and unproven technologies, and may not achieve commercial viability.
Our initiatives to develop orbital AI compute and in-orbit, lunar, and interplanetary industrialization, and human augmentation systems are in early stages of design and development and have not yet been proven at commercial scale, or at all, and may ultimately be unsuccessful. These efforts require substantial and ongoing investments of financial, technical, and human resources over extended time horizons, including, but not limited to, research and development, testing, infrastructure, regulatory approvals, and mission execution. The technologies, systems, and operational capabilities required for each of these initiatives involve significant technical complexity and are subject to design, engineering, and performance risks, many of which may only become apparent as development and testing progress. Many of these technologies, systems and operational capabilities are novel and untested, and we expect to incur significant capital expenditures over a period of years before our AI products and services and other strategic initiatives, including AI compute infrastructure and in-orbit, lunar, and interplanetary industrialization efforts, become profitable, which may never occur. In addition, in-orbit refueling of Starship is essential to our lunar,
Mars, asteroid mining, and other deep space ambitions beyond geostationary Earth orbit. In-orbit refueling is complex, and we have not yet demonstrated or attempted it. We may not be able to develop, commercialize, scale, or successfully implement these or other strategic initiatives on the timelines we currently anticipate, or at all.
Furthermore, the viability of orbital AI compute depends in part on the cost advantages of solar energy relative to existing terrestrial energy sources. To the extent that breakthrough developments in terrestrial energy access, such as advances in nuclear energy, significantly reduce energy costs or alleviate infrastructure constraints, the viability of our orbital AI compute infrastructure may be materially diminished. Even if our orbital AI compute infrastructure proves to be commercially viable, a material slowdown in the growth of AI applications and related compute demand could result in existing terrestrial data centers sufficiently meeting such demand, thereby reducing the need for our orbital AI compute infrastructure. As a result, we may be required to devote financial, technical, human or

Confidential Treatment Requested by Space Exploration Technologies Corp.
Pursuant to 17 C.F.R. Section 200.83
other resources in excess of our current expectations, and there can be no assurance that these investments will generate adequate revenue, which could adversely affect our business, financial condition, results of operations, and future prospects.
The markets for orbital AI compute, and other orbital, lunar, and interplanetary transportation and industrial activities are still emerging and evolving or do not currently exist, and such markets may not develop as we expect.
The markets for orbital AI compute and other orbital, lunar, and interplanetary transportation and industrial activities are subject to significant uncertainty because these markets do not exist today. For example, a portion of our anticipated market opportunities is associated with industries such as in-orbit manufacturing, asteroid mining, and human augmentation. Any estimate we make regarding the size or timing of our anticipated market opportunities is inherently uncertain and necessarily involves significant assumptions about future customer demand, adoption, technological development, regulatory conditions and the emergence of a broader commercial market that does not currently exist. While we believe these industries will develop over time, the manner in which they emerge, including the timing of commercialization, the scale and pace of adoption, and the applicable technical, regulatory, geopolitical and economic frameworks may differ materially from our current expectations. If these industries do not develop, develop on slower timelines, at smaller scales, or under different economic or regulatory conditions than we anticipate, this could require us to modify, delay, or abandon certain of our business plans, or cause such plans not to develop at all, which could materially and adversely affect our business, financial condition, results of operations, and future prospects.
The global nature of our business poses risks with respect to unstable, malicious or arbitrary legal regimes and authorities.
We, particularly through Starlink, maintain global operations. As a result, we may face risks that our operations will be subject to unstable, capricious, or malicious legal regimes and authorities. The increasing militarization of space and the potential development of space-based warfare capabilities may expose our assets and operations to heightened geopolitical and security risks, including the risk that foreign governments or other actors could target our satellites or related infrastructure. Certain foreign governments have publicly discussed the potential use of anti-
satellite weapons against the Starlink constellation. These and other actions by foreign governments, whether through military, regulatory or other means, may adversely affect our operations and assets. Even if we attempt to comply with known local laws, our assets (both physical, intangible and financial) may be subject to seizure or other expropriation. There is no guarantee that we will be able to maintain operations in any jurisdiction, and, if our assets or properties are subject to seizure or other expropriation, there can be no assurances that we will be able to recover our assets or properties. Any such legal or adverse effect on us. For example, in August 2024, Starlink received an order from Brazil’s Supreme Court that froze Starlink’s Brazilian financial assets and prevented Starlink from conducting financial transactions in Brazil (the “Brazil Asset Seizure”). The action taken by the Brazilian Supreme
Court arose out of purported violations of Brazilian law by X, which at the time was not owned by us and was only affiliated with Mr. Musk. It is possible that we may be subject to actions like the Brazil Asset Seizure in the future
(whether in Brazil or another country) and, regardless of whether any such action is consistent with local and international law, we may never recover assets seized in any similar action. Additionally, actions that we take to minimize the impact of actions such as the Brazil Asset Seizure to our customers, for example, by continuing to provide service without charge or otherwise altering payment processes and methods to permit customers to maintain service, may have a material impact on our financial performance. As evidenced by the Brazil Asset
Seizure, we may be subject to adverse actions from governmental actors on the basis of assumptions, facts or events that are not directly related to our operations and instead relate to the actions of our directors, officers, or shareholders or operations of businesses that are affiliated with them.
Our services are subject to risks related to supplying services to the U.S. government.
Supplying services to the U.S. government subjects us to unique risks, including compliance with complex regulations, vulnerability to changes in government priorities or funding levels, and exposure to contractual disputes or audits. As a contractor to various U.S. government agencies, we are subject to extensive federal procurement regulations, including the Federal Acquisition Regulation (FAR) and Defense Federal Acquisition Regulation

Confidential Treatment Requested by Space Exploration Technologies Corp.
Pursuant to 17 C.F.R. Section 200.83
Supplement (DFARS), as well as other rules governing cost accounting, cybersecurity, ethics, and national security.
These regulations impose stringent requirements on our operations, business practices, and reporting, and noncompliance could result in civil or criminal penalties, suspension or debarment from government contracting, or loss of existing or future business. These requirements, although customary in U.S. government contracts, increase our performance and compliance costs. These costs might increase in the future. For those reasons and in order to achieve our orbital compute goals, we may prioritize our own launch payloads over additional U.S. government contracts or third-party customers. This prioritization of launch capacity may limit revenue growth in our Space segment, and impact our relationship with regulators, and could invite litigation from customers or competitors. In addition, government contracts are susceptible to unilateral termination, reduction in scope, or delays at the government’s convenience, which may occur due to shifting budgetary priorities, changes in defense or space policy, or the reallocation of funding to other programs. The termination or reduction of funding for a government program could result in a loss of anticipated future revenue attributable to that program. The actual receipt of revenue on awards may never occur or may change because a program schedule could change or the program could be canceled, or a contract could be reduced, modified, or terminated early. In addition, in certain circumstances, governments or other customers may be reluctant to rely on our satellite connectivity or defense-related services if they believe the availability of such services could be restricted or suspended based on geopolitical considerations, conflicts, sanctions, or other policy determinations, which could adversely affect our ability to win or retain contracts. In addition, our significant business relationships with U.S. defense and government agencies may cause us to be perceived as closely aligned with the U.S. government or military. This perception could discourage certain consumers, enterprises, or foreign governments from purchasing our products and services which could adversely affect our sales in the United States and internationally. We and our facilities could also be targeted by foreign adversaries and non-state actors due to such perception. Government customers may also subject our contracts to rigorous audits and investigations, which can result in disputes regarding contract performance, cost allowability, or compliance with applicable laws and regulations. Adverse audit findings or contractual disputes could lead to repayments, financial penalties, or restrictions on our ability to compete for future contracts.
Certain of our government contracts also require that we maintain facility security clearances and that certain of our employees obtain and maintain personnel security clearances. Obtaining and maintaining these clearances involves a lengthy and uncertain process and depends on factors outside of our control, and we may experience delays in receiving required clearances or be unable to hire or retain a sufficient number of employees with the necessary clearances to perform under certain contracts. If we are unable to obtain or maintain required facility or personnel security clearances, we may be unable to bid on, win, or perform certain classified programs, and existing contracts could be terminated or not renewed, which could materially and adversely affect our business, financial condition, results of operations, and future prospects.
Further, our business is subject to economic sanctions and trade embargo laws, various import regulations, including tariffs, and stringent U.S. import and export control laws. Any failure by us to comply with any of the foregoing could result in our debarment from government contracts, limitations on our ability to enter into contracts with the
U.S. government, civil or criminal penalties, fines, investigations, more onerous compliance requirements, or loss of export privileges.
We derive significant revenue from U.S. government contracts that are subject to competitive bidding, funding approvals and other government budgetary processes, which factors could adversely affect our business, financial condition, results of operations, and future prospects.
We derive significant revenue from U.S. government contracts that were awarded through a competitive bidding process. Competitive bidding presents a number of risks, including: the need to bid on programs in advance of the completion of their design, which may result in unforeseen technological difficulties and cost overruns; the substantial cost and managerial time and effort that must be spent to prepare bids and proposals for contracts that may not be awarded to us; the need to estimate accurately the resources and cost structure that will be required to service any contract we are awarded; and the expense and delay that may arise if interested parties or our competitors protest or challenge contract awards made to us pursuant to competitive bidding, and the risk that any such protest or challenge could result in the delay of our contract performance, the distraction of management, the resubmission of bids on modified specifications, or in termination, reduction or modification of the awarded contract.

Confidential Treatment Requested by Space Exploration Technologies Corp.
Pursuant to 17 C.F.R. Section 200.83
Our business with governmental entities is subject to changes in policies, priorities, regulations, mandates, and funding levels, any of which could materially impact our operations and financial results. U.S. government program funding is subject to Congressional appropriations on a fiscal year basis even though contract performance may take more than one year. As a result, at the outset of a major program, the contract is usually incrementally funded and additional funds are normally committed to the contract only as Congress makes appropriations in future fiscal years. U.S. government contracts may also be undefinitized at the time of the start of performance. Under undefinitized contract actions, the U.S. government has the ability to unilaterally definitize contracts and, absent a successful appeal of such action, the unilateral definitization of the contract would obligate us to perform under terms and conditions imposed by the U.S. government. Such unilaterally imposed contract terms could include less favorable pricing or terms and conditions more burdensome than those negotiated in other circumstances. U.S.
government contracts typically involve long lead times for design and development and are subject to significant changes in contract scheduling.
Additionally, the U.S. government’s budget deficit and the national debt, as well as any inability of the U.S.
government to complete its budget process for any government fiscal year and consequently having to shut down or operate on funding levels equivalent to its prior fiscal year pursuant to a “continuing resolution,” could have a material and adverse impact on our business, financial condition, results of operations, and future prospects.
Moreover, if we fail to establish and maintain important relationships with U.S. government agencies, our ability to successfully maintain and develop new business could be materially and adversely affected. The current political environment in the United States is highly polarized, and shifts in the composition of the U.S. Congress or changes in the presidential administration can result in significant changes in government spending priorities, regulatory posture, and the allocation of contracts and resources across industries and programs. Our relationships with U.S.
government agencies and the favorability of the regulatory and procurement environment in which we operate may be affected by which political party controls the presidency or one or both chambers of the U.S. Congress. As a result, there can be no assurance that current government relationships, contracts, or levels of funding will be maintained, and any significant adverse developments could have a material and adverse impact on our growth and competitive position.
In addition, our Space segment revenue primarily derived from fixed-price contracts, under which we agree to deliver specified products or services at a predetermined price regardless of the actual costs incurred. As a result, if we experience cost overruns on these contracts, including from factors outside our control, we are required to absorb the excess costs, which may reduce profitability or result in losses, strain cash flows, and impact our ability to invest in future growth. Any unanticipated increases in labor, material, or other direct or indirect costs—including those arising from inflation, supply chain disruptions, design changes, regulatory requirements, or unforeseen technical challenges—must be borne by us. When these overruns occur, our margins on affected contracts may be significantly reduced or eliminated, which could adversely affect our business, financial condition, results of operations, and future prospects. Additionally, absorbing excess costs may limit our ability to allocate resources to other strategic initiatives, delay investment in research and development, or constrain our capacity to pursue new business opportunities. In addition, we sometimes receive advanced payments and billings in excess of the amount of revenue we recognize, which we record as deferred revenue. As a result, our cash flows may be subject to fluctuation across periods in a manner that may be unrelated to our underlying performance.
The expansion of our connectivity services depends on our ability to increase market awareness and acceptance of such services and enter into and maintain strategic partnerships, and any failure to do so could materially and adversely affect our business, financial condition, results of operations and future prospects.
Our ability to expand our Starlink consumer and enterprise connectivity services depends on our ability to increase market awareness and acceptance of connectivity through Starlink. There can be no assurance that our efforts to increase awareness will be successful. In particular, such efforts may not be successful if we are unable to offer
Starlink services at competitive prices. Additionally, constraints in the distribution of user terminals could delay service activations, increase costs, or otherwise limit our ability to scale such services as anticipated. The expansion of our global satellite-to-mobile connectivity offerings depends substantially on our ability to enter into and maintain successful partnerships with telecommunications carriers and providers of spectrum licenses globally. In addition, our next-generation V2 satellite-to-mobile services will require phone manufacturers to incorporate additional

Confidential Treatment Requested by Space Exploration Technologies Corp.
Pursuant to 17 C.F.R. Section 200.83
hardware into their devices. The failure to enter into or successfully maintain such partnerships could materially and adversely affect our business, financial condition, results of operations, and future prospects.
If the recommendations, forecasts, content, analyses or other output that our AI technologies, including Grok, assist in producing are or are alleged to be deficient, inaccurate, harmful, illegal, or used for an improper purpose, we could continue to be subjected to claims and investigations, and we could be subjected to legal liability and brand, reputational, or competitive harm.
AI technologies, the models, algorithms, prompts and datasets on which they rely, and the recommendations, forecasts, analyses or other output that such AI technologies assist in producing, may be flawed, insufficient, of poor quality, rely upon incorrect, inaccurate, harmful or illegal data, reflect unwanted forms of bias, hallucinate, misrepresent, mislead or contain other errors or inadequacies, any of which may not be easily detectable. Although we devote significant resources to develop, test, and maintain our AI technologies, we may not be able to identify or resolve all AI-related issues, deficiencies, and failures before they arise. AI technologies have been known to produce mischaracterized or “hallucinatory” inferences or outputs, and certain of our AI products, such as Grok, have been alleged to be susceptible to “data poisoning” in the past. We may not have insight into, or control over, the practices of third parties who may utilize our AI technologies. As such, third parties have in the past used, and may in the future use, such AI technologies for improper purposes, including through the dissemination of illegal, inaccurate, defamatory or harmful content, intellectual property infringement or misappropriation, furthering bias or discrimination, cybersecurity attacks, including spear phishing and social engineering attacks, data privacy violations, other societal harms, including activities that threaten people’s safety, financial security, or mental well-
being on- or offline, or to develop competing technologies. Inappropriate or controversial data practices by data scientists, engineers, and end users of AI technologies, including our AI segment’s systems, could impair the acceptance of AI technologies generally, including our AI products. If the recommendations, forecasts, content, or analyses that our AI technologies assist in producing are or are alleged to be deficient, inaccurate, offensive, illegal, or otherwise harmful, we could be subjected to claims and investigations, and we could be subjected to legal liability and brand, reputational or competitive harm. We have in the past been, and may in the future be, subject to regulatory investigations and litigation related to such claims regarding our recommendations, forecasts, content or analyses. Also please refer to “—Our AI products, X platform, and Starlink services are subject to complex and evolving U.S. and foreign laws and regulations regarding privacy, cybersecurity, data use, data combination, data protection, content, AI, competition, youth protection, safety, consumer protection and notification, advertising, e-
commerce, sanctions, export controls, and other matters. Many of these laws and regulations are subject to change and uncertain interpretation, and we could be required to make changes to our products and business practices, and be exposed to monetary penalties, increased cost of operations, declines in user growth or engagement, or loss of customers, or other harm to our AI products, X platform, and Starlink services.” In addition, if we do not have sufficient rights to use the models, algorithms, prompts and datasets on which our AI technologies rely, or the recommendations, forecasts, content, analyses or other output that our AI technologies assist in producing, we could also incur liability through the violation of applicable laws and regulations, third-party intellectual property, privacy or other rights, or contracts to which we are a party. Furthermore, failure to properly disclose the use of consumer-
facing AI technologies may result in consumer protection or regulatory enforcement activity. Use of AI technologies, including our AI products, may result in disruptions in, or unauthorized access to, users’ computer systems, which could also lead to the unauthorized disclosure of sensitive (including classified), proprietary, confidential or personal information, new potential cyberattack methods for third parties or an increase in the frequency, sophistication or intensity of cyberattacks. Moreover, if AI technologies are perceived to be significantly disruptive to society, it could lead to governmental or regulatory restrictions or prohibitions on their use, societal concerns or unrest, or both, any of which could materially and adversely affect our ability to develop, deploy, or commercialize AI technologies and execute our business strategy. Our implementation of AI technologies, including through our AI segment’s systems, could result in legal liability, regulatory action, operational disruption, brand, reputational or competitive harm, or other adverse impacts.

Confidential Treatment Requested by Space Exploration Technologies Corp.
Pursuant to 17 C.F.R. Section 200.83
Environmental laws, regulations, litigation, liabilities and proceedings may adversely affect our operations, including our launch operations, manufacturing activities, fuel storage and handling operations, launch facilities and ground infrastructure, and data center operations and expansion plans.
Our operations, including our launch operations, manufacturing activities, fuel storage and handling operations, launch facilities and ground infrastructure, and data center operations and expansion plans are subject to a variety of state and federal environmental laws and regulations governing matters such as air emissions, wastewater discharges and the discharge, treatment, storage, disposal and remediation of hazardous substances and wastes, including the
Comprehensive Environmental Response, Compensation and Liability Act, the Resource Conservation and
Recovery Act, the Clean Air Act, the Clean Water Act and permitting requirements of federal, state and local environmental authorities. Liability under these laws imposes strict liability for environmental contamination or remediation costs. Changing regulatory requirements for permits and approvals relating to operational infrastructure, including energy generation assets (e.g., renewables, generators or grid connections), manufacturing facilities, launch facilities, fuel storage and handling facilities, and data centers may cause delays, higher costs or denials, and a failure to comply with these requirements may result in fines, shutdowns or competitive harm. In addition, growing scrutiny of data centers’ overall ecological footprint could lead to community opposition, fines or mandates for changing existing practices. We are or may become subject to environmental lawsuits and proceedings, and various parties have threatened lawsuits that allege we are unlawfully operating natural gas-fired turbines without required permits at facilities in Southaven, Mississippi. While we have obtained such permits, the outcome of these legal actions is uncertain. Injunctive relief or the rescission of issued permits would prevent our ability to utilize power generation sources that are required for the operation of these data centers and would adversely affect our AI business. We cannot predict with certainty how future legislative or regulatory developments will affect our business, but compliance with new or modified environmental requirements could require us to incur significant unanticipated expenditures that could adversely affect our financial condition, results of operations, speed of deployment and cash flows.
In addition, our launch facilities and related operations are subject to environmental permitting, land use, wetlands, coastal management and other environmental review requirements, such as the National Environmental Policy Act or related federal and state laws, that may give rise to litigation, regulatory enforcement actions or permitting disputes. Environmental groups, regulatory authorities or other stakeholders may challenge our launch activities, launch cadence, construction or expansion of facilities, fuel storage or handling practices, or other operational activities under federal, state or local environmental laws. Such actions may seek injunctive relief, civil penalties or additional environmental review and mitigation measures, any of which could delay launches, restrict operations, increase compliance costs or otherwise adversely affect our business, financial condition, results of operations and future prospects.
We may face substantial potential liability and operational disruptions if we violate the intellectual property rights or other rights of third parties, and if we fail to adequately protect, maintain, defend or enforce our intellectual property and other similar rights, we could lose an important competitive advantage, in each case which could have a material adverse effect on our business, financial condition, results of operations, customer trust and future prospects.
Our success and ability to compete also depends in part on our ability to operate without infringing, misappropriating or otherwise violating the intellectual property rights of third parties. Companies in the AI and technology industries own large numbers of patents, copyrights, trademarks, and trade secrets, and frequently enter into litigation based on allegations of infringement, misappropriation, or other violations of intellectual property or other rights, including in novel areas such as those relating to AI training and AI outputs. Plaintiffs have in the past and may in the future file infringement or other litigation or administrative or adversarial actions relating to the training or development of our AI models. We cannot guarantee that the operation of our business does not and will not infringe or violate the rights of third parties, and we may be unaware of the intellectual property rights that others may claim cover some or all of our products or services. Moreover, we may not have the freedom to operate unimpeded by the patent or other rights of others. Third parties may have dominating, blocking or other patents or other rights relevant to our technology, of which we are not aware.

Confidential Treatment Requested by Space Exploration Technologies Corp.
Pursuant to 17 C.F.R. Section 200.83
Intellectual property and related laws are constantly evolving, can be highly uncertain and involve complex legal and factual questions for which important principles remain unresolved. For example, in the United States and in many foreign jurisdictions, policies regarding the breadth of claims allowed in patents and scope of protections for content can be inconsistent. We cannot predict future changes in the interpretation of patent, intellectual property and other related laws or changes to patent, intellectual property and other related laws that might be enacted into law by U.S. and foreign legislative bodies.
We rely on statutory safe harbors, including those set forth in the Digital Millennium Copyright Act and Section 230
of the Communications Decency Act in the United States and the Digital Services Act in the EU, to protect against liability for various activities, including linking, caching, ranking, recommending and hosting. Legislation or court rulings affecting these safe harbors may harm us and may impose significant operational challenges. There are legislative proposals and pending litigation in the United States, EU, and around the world that could diminish or eliminate safe harbor protection for websites and online platforms.
If we violate, or are alleged to have violated, the intellectual property rights of third parties, including patents, copyrights, trademarks, trade secrets, or other intellectual property rights and related rights, we may be subject to costly and time-consuming litigation, substantial financial penalties, and reputational harm, any of which could materially disrupt our operations, product development and strategic initiatives. As we continue to develop new or update existing technologies, products, and services, there is a risk that third parties may allege that our operations or offerings infringe upon their intellectual property rights. For example, we are currently a defendant in litigation alleging copyright infringement relating to the claimed use of copyrighted works to train our AI models. Other plaintiffs may file infringement or other litigation relating to the training or development of our AI models. In addition, we are currently subject to, and in the future may be subject to claims from various “non-practicing entities” or other companies that own patents and other intellectual property rights that often attempt to aggressively assert their rights in order to extract value from technology companies by threatening costly litigation or that have minimal operations or relevant product revenue and against whom our patents may provide little or no deterrence or protection. We are and may in the future be subject to additional copyright litigation or other litigation, including litigation relating to allegations that we have trained or developed our AI models on copyrighted works in a manner that infringes on copyrights, or in a manner that otherwise violates the intellectual property or other rights of third parties, or that our models produce outputs in a manner that infringes on copyrights or other intellectual property or other rights. Moreover, the impact of AI on intellectual property ownership and licensing rights, including copyrights, has not been fully addressed by U.S. or international courts or other federal, state or international laws or regulations (or by courts, laws or regulations in foreign jurisdictions), and our use of AI models may reduce our ability to protect our own intellectual property. In addition, former employers of our current, former, or future employees may assert claims that such employees have improperly disclosed to us confidential or proprietary information of these former employers. Any such claims or allegations, whether or not they have merit, could result in costly litigation, substantial damages, injunctions against the use of certain technologies, or the need to obtain licenses on unfavorable terms. In addition, certain of our contracts with customers, suppliers, and partners contain indemnification provisions that could require us to defend against infringement or other claims and pay damages or settlements, thereby increasing our financial exposure. The outcome of intellectual property litigation is inherently uncertain, and adverse judgments could materially and adversely affect our business, financial condition, results of operations, and future prospects. If we are unable to obtain necessary licenses, non-infringing substitute technologies, or otherwise mitigate these risks, we may be forced to discontinue certain products or services, delay or curtail research and development activities, or limit our expansion into new markets.
Additionally, failure to adequately protect, maintain, defend, or enforce our intellectual property—including patents, copyrights, trademarks, trade secrets, and proprietary technologies—may lead to loss of competitive advantage, weakened market position, and financial harm from unauthorized use or infringement. We rely and expect to continue to rely upon a combination of patents, trademarks, trade secrets, copyrights, confidentiality procedures, contractual commitments and other legal rights to establish and protect our intellectual property. However, the steps we take to protect our intellectual property and other rights may be inadequate due to various circumstances. We may be unable or choose not to pursue or maintain certain types of intellectual property protection or registration for our intellectual property in the United States or foreign jurisdictions, and the measures we do take may not prevent our competitors or other third parties from independently developing products, services, and technology similar to or

Confidential Treatment Requested by Space Exploration Technologies Corp.
Pursuant to 17 C.F.R. Section 200.83
duplicative of our products and services. We will not be able to protect our intellectual property if we are unable to enforce our rights or if we do not detect unauthorized use of our intellectual property. In addition, our patents or other intellectual property rights may be challenged, invalidated, circumvented or rendered unenforceable, and pending and future trademark and patent applications may not be approved. While it is our policy to enter into confidentiality agreements with our employees, contractors and other third parties to limit and control access to and disclosure of our trade secrets, intellectual property and confidential information, we may fail to enter into such agreements with all relevant entities and any such agreements may be breached, or this intellectual property may otherwise be disclosed or become known to our competitors, including through hacking, theft, or other misappropriation, including by employees, which could cause us to lose any competitive advantage resulting from these trade secrets, intellectual property and proprietary information. Accordingly, we cannot guarantee that the steps we have taken to protect our intellectual property will be adequate to prevent infringement of our rights or misappropriation of our technology, trade secrets or know-how.
Additionally, to protect our intellectual property rights, we may be required to spend significant resources to monitor, defend, enforce and protect these rights. Monitoring unauthorized uses of our intellectual property is difficult and costly. We may not be able to detect unauthorized use of, or take appropriate steps to enforce, our intellectual property rights. Litigation may be necessary in the future to enforce our intellectual property rights and to protect our trade secrets, and any such litigation may be costly and time consuming, result in the diversion of time and attention of our management team, and may not be successful or could result in the impairment or loss of portions of our intellectual property. Furthermore, our efforts to enforce our intellectual property rights may be met with defenses, counterclaims and countersuits attacking the validity and enforceability of our intellectual property rights. Despite our efforts, we may not be able to prevent unauthorized use, copy, reverse engineering, misappropriation of our technology or intellectual property rights to create technology that compete with ours, or independent development of similar technologies. Insufficient protection could force us into costly and uncertain litigation or enforcement actions, allowing competitors to launch rival products and eroding our revenue and profitability.
Acquisitions or divestitures we pursue may not achieve the anticipated benefits, synergies or strategic objectives.
We may not achieve the anticipated benefits, synergies, or strategic objectives of any acquisition or divestiture in a timely manner, or at all, including those we expect from the recent acquisition of xAI and the acquisition of spectrum assets and licenses from EchoStar in connection with our Starlink Mobile initiatives. Acquisitions or divestitures may present unforeseen liabilities or disruptions to our operations, which could adversely impact our business, financial condition, results of operations, and future prospects. We may assume unexpected obligations or incur costs associated with acquired businesses, including litigation, regulatory compliance, environmental liabilities, or contractual disputes, which could result in material losses or divert management focus from ongoing operations.
Integrating acquired businesses, partnerships, or joint ventures may present significant challenges, including aligning operations, systems, and cultures, which could result in inefficiencies, increased costs, or failure to realize anticipated benefits. The process of integration is often complex and time-consuming, and we may encounter unforeseen difficulties in harmonizing business practices, integrating technologies and IT systems, retaining key personnel, or reconciling differences in corporate cultures and management philosophies. In addition, the integration of acquired entities or new partners exposes us to disruptions in, or unauthorized access to, our computer systems and data or may divert management attention and resources from our core operations, potentially impacting our ability to execute on other strategic initiatives or maintain existing customer relationships. We may also face challenges in achieving expected synergies, cost savings, or strategic objectives within anticipated timeframes, or at all, which could adversely affect our business, financial condition, results of operations, and future prospects. If we are unable to successfully integrate acquisitions, partnerships, or joint ventures, or if the anticipated benefits of these transactions do not materialize as expected, we could experience operational disruptions, loss of key personnel or customers, increased costs, and diminished competitive position. Any failure to effectively integrate acquired businesses, partnerships, or joint ventures could materially and adversely affect our business, financial condition, results of operations, and future prospects.

Confidential Treatment Requested by Space Exploration Technologies Corp.
Pursuant to 17 C.F.R. Section 200.83
Similarly, divestitures could result in the loss of revenue, disruption of customer or partner relationships, or challenges in separating assets and personnel. There can be no assurance that we will be able to identify, consummate, or integrate future acquisitions or divestitures on favorable terms, or at all, and any such activities may heighten our exposure to operational, financial, and regulatory risks unique to our industry.
We have experienced, and will likely continue to experience, development and manufacturing delays and damage or destruction during pre-launch operations, any of which could have a material adverse effect on our business, financial condition, results of operations, and future prospects.
The development, manufacturing, and operation of launch vehicles and satellites are complex and capital-intensive activities that are subject to numerous risks. Our launch vehicles, satellites, and related systems have in the past experienced and may in the future experience delays, damage or destruction during design and manufacturing, including delays in fabrication, assembly, inspection, testing, and component qualification. These issues may arise from engineering challenges, supplier performance problems, quality control shortcomings, unexpected design modifications, or disruptions in our manufacturing facilities. Any of these factors may delay development or production schedules, increase costs, or result in hardware that must be reworked or replaced.
Our operations also involve significant risks during pre-launch preparation. Launch vehicles and satellites can be damaged or destroyed during transport, fueling, integration, or ground testing. Furthermore, the early retirement or inoperability of satellites or related infrastructure may require us to accelerate depreciation or recognize impairment charges, thereby adversely affecting our business, financial condition, results of operations, and future prospects.
Even minor anomalies may require extensive troubleshooting or repairs, resulting in launch delays, increased mission costs, or the loss of flight hardware. Because launch operations require coordination across multiple systems
—including propulsion, avionics, ground infrastructure, and third-party range providers—issues in any one area can lead to postponements or mission cancellations.
Our ability to continue and expand launch and satellite operations depends upon our ability to obtain new and leverage existing U.S. export control and sanctions authorizations, and any significant changes to the geopolitical landscape or U.S. government regulatory approach to licensing could materially and adversely impact our international business operations by compromising existing licenses or limiting our ability to engage in commercial dealings in or involving geopolitically sensitive countries.
The launch and satellite operations are subject to stringent export control and economic and trade sanctions laws, including the U.S. International Traffic in Arms Regulations (“ITAR”), the Export Administration Regulations, and
sanctions administered and enforced by the U.S. Treasury Department’s Office of Foreign Assets Control
(“OFAC”). Under U.S. export control laws, we are required to obtain export authorizations from the Departments of
Commerce or State to export or share any controlled goods, technology, or software with foreign persons, including foreign person employees, or to foreign destinations. The availability of such authorizations may be impacted by significant changes to the geopolitical landscape. The U.S. government may revise export control regulations, restrict exports to new or additional locations, or otherwise change its approach to licensing in ways that, while outside of our control, materially impact our international supply chain, existing export licenses, and business operations. For example, under the ITAR, we are required to determine the proper licensing jurisdiction and classification of products, software and technology; and obtain licenses or other forms of U.S. government authorizations to engage in certain activities related to and that support our business operations. The authorization requirements include the need to get permission to release controlled technology to foreign person employees and other foreign persons.
In addition, we are required to obtain OFAC authorization in certain situations, including to provide connectivity services or engage in other business operations in certain global markets that may be subject to economic sanctions or trade embargoes. While we have been successful in obtaining such authorizations in the past, there can be no assurances that authorizations or licenses will be available in the future. In addition, significant changes to the geopolitical landscape, such as the outbreak of armed conflict, could result in the imposition of new or expanded economic or trade sanctions that may impact or prevent our ability to provide services or otherwise operate in certain markets. Failures by us to comply with import, export control, or sanctions laws and regulations could result in civil or criminal penalties, fines, investigations, more onerous compliance requirements, loss of export privileges,

Confidential Treatment Requested by Space Exploration Technologies Corp.
Pursuant to 17 C.F.R. Section 200.83
debarment from government contracts, or limitations on our ability to enter into contracts with the U.S. government.
Other regulators, such as the EU or UK, may also impose restrictions on our ability to operate in geopolitically sensitive countries or territories.
Our use of open source technology could impose limitations on our ability to commercialize our space-based internet and mobile phone services, AI products, and X platform, or otherwise negatively affect our business.
We use open source technology in some of our software, including in our Starlink products and services, and in our
AI segment’s and X platform’s software and products, and we expect to continue to use open source technology in the future. Open source technology is licensed by its authors or other third parties under open source licenses, which in some instances may subject us to certain unfavorable conditions. For example, certain open source licenses may give rise to requirements to disclose or license our proprietary source code or make available any derivative works or modifications of the open source code on unfavorable terms or at no cost. Although we monitor and have implemented policies relating to our use of open source technology to avoid subjecting our products and services to conditions we do not intend, we cannot guarantee such efforts will be successful and we may face allegations from others alleging ownership of, or seeking to enforce the terms of, an open source license, including by demanding release of the open source software, derivative works or modifications, or our proprietary source code that was developed using such technology, or demanding access to our software free of charge or on other unfavorable terms.
These allegations could also result in litigation. Additionally, our AI products are trained on data sets that may include open source software, and it is possible that certain outputs of our AI products may be subject to open source license restrictions or obligations. The terms of many open source licenses are ambiguous and have not been interpreted by United States or foreign courts. There is a risk that these licenses could be construed in a way that could impose unanticipated conditions or restrictions on our ability to commercialize our AI segment’s products. In such an event, we may be required to seek licenses from third parties to continue commercially offering our AI segment’s products, to make our proprietary code generally available in source code form, to re-engineer our AI segment’s products or to discontinue the sale of our AI segment’s products or such other products if re-engineering could not be accomplished on a timely basis, any of which could adversely affect our business, financial condition, results of operations, and future prospects.
In addition, the use of open source technology may entail greater technical and legal risks than those associated with the use of third-party commercial software as open source licensors generally do not provide support, warranties, controls on origin of the software, indemnification or other contractual protections regarding infringement claims or the quality of the code, including the existence of security vulnerabilities. Many of the risks associated with usage of open source technology, such as the lack of warranties or assurance of title, cannot be eliminated and could, if not properly addressed, negatively affect our business. To the extent that our technologies and other business operations depend upon the successful and secure operation of the open source technology we use, any undetected errors or defects in this open source software could prevent the deployment or impair the functionality of our software, delay the introduction of new technological capabilities, result in a failure of our technologies, and injure our brand and reputation. For example, undetected errors or defects in open source software could render it vulnerable to breaches or security attacks and make our AI segment’s products more vulnerable to data breaches or security attacks. Any of the foregoing would have a material adverse effect on our business, financial condition, results of operations and future prospects.
Payment, banking, and other financial service-related activities may subject us to additional regulatory requirements, regulatory actions, and other risks that could be costly and difficult to comply with or that could harm our business.
We plan to publicly launch the Money Product, which will offer payment, banking and other financial services functionalities, including enabling our users to purchase tangible, virtual, and digital goods from merchants and send money to other users, among other activities. These activities will subject us to a variety of laws and regulations in the United States, Europe, and elsewhere globally, including those governing anti-money laundering and counter-
terrorism financing, money transmission, stored value, gift cards and other prepaid access instruments, electronic funds transfer, virtual currency, consumer protection, charitable fundraising, global and local economic sanctions, and import and export restrictions. In addition, we could become subject to new consumer protection laws and regulations that may be adopted or amended, including those related to payment, banking, and other financial

Confidential Treatment Requested by Space Exploration Technologies Corp.
Pursuant to 17 C.F.R. Section 200.83
services activities as well as sharing, collection, and use of payment, banking, and other financial services-related data. Depending on how the Money Product evolves, we may also be subject to other laws and regulations including those governing gambling, cryptocurrencies, brokerage, banking, credit, and lending. In some jurisdictions, the application or interpretation of these laws and regulations is not clear. We have received certain payments licenses in the United States and other jurisdictions for our anticipated regulated payments-related products and activities.
These licenses increase flexibility in how our use of payments may evolve, help mitigate regulatory uncertainty, and will generally require us to demonstrate compliance with many domestic and foreign laws in relation to our licensed payments products and activities. Our efforts to comply with these laws and regulations may still not guarantee compliance. In the event that we are found to be in violation of any such legal or regulatory requirements, we may be subject to monetary fines or other penalties such as a cease and desist order, or we may be required to make product changes, any of which could have a material and adverse effect on our business, financial condition, results of operations and future prospects.
In addition, we will be subject to a variety of additional risks as a result of payment, banking, and other financial services transactions, including: increased costs and other resources to address errors in transactions or customer disputes; potential fraudulent or otherwise illegal activity by users, developers, employees, or third parties;
restrictions on the investment of consumer funds used to transact payments; and additional disclosure and reporting requirements. We plan to publicly launch the Money Product and may in the future undertake additional payment, banking, and other financial services initiatives, which may subject us to many of the foregoing risks and additional licensing requirements.
Our efforts to support the creation of permanent installations on the Moon and Mars depend on the successful development and deployment of next-generation capabilities.
Activities related to the industrialization and development of the Moon and Mars require the successful development and deployment of next-generation capabilities such as fully reusable launch vehicles, including Starship, in-space refueling and propellant storage, in space communications systems, and other capabilities required for operations beyond Earth’s orbit. These systems involve significant technological, engineering, and operational challenges, including the need to develop habitable transportation and surface environments, and perform complex in-orbit operations. Solving these challenges will require developing solutions that are novel or untested and will require substantial capital investment. If these efforts take longer than anticipated, or if technical, operational, or engineering challenges arise in connection with these efforts, our goals with respect to the Moon and Mars, including government contracts, and other and multiplanetary initiatives could be delayed, modified, or cancelled and could materially and adversely affect our business, financial condition, and results of operations. Even if such goals are achieved, they may not generate meaningful revenue or achieve profitability for an extended period of time.
Our AI segment is capital intensive, has incurred significant operating losses, and operates in a nascent and rapidly evolving market in which the potential of AI remains uncertain.
AI is a nascent and rapidly evolving technology, and although we believe AI holds significant promise for consumers and enterprises, its long-term impact will depend on the degree to which AI products and services prove to be broadly useful in real-world applications. There can be no assurance that demand for AI solutions will develop or be sustained at the levels we anticipate, or at all. While industry interest in AI has grown substantially, the commercial value proposition of frontier AI models remains largely unproven, and long-term market acceptance of our AI products and services is uncertain. Developing, training, and providing inference for frontier AI models requires substantial and growing capital expenditures, including investments in specialized computing hardware, data center infrastructure, energy procurement, and technical personnel, and we expect these costs to continue to increase for the foreseeable future. In addition, we plan to allocate substantial capital to build our AI compute infrastructure, and we expect a multi-year investment horizon before these deployments translate into sustained positive AI Segment Adjusted EBITDA. Our AI segment has incurred significant operating losses since inception, and we may not achieve profitability in this segment, or, if achieved, sustain it, and there can be no assurance that the returns on our AI investments will be adequate to justify the capital deployed. Furthermore, the continued
improvement of AI model capabilities has historically depended in part on scaling laws, the empirical observation that model performance improves with increased compute, data, and model size, but there is uncertainty as to how

Confidential Treatment Requested by Space Exploration Technologies Corp.
Pursuant to 17 C.F.R. Section 200.83
long these scaling relationships will continue to hold. As a result of these factors, our AI segment may not achieve the growth or returns we expect.
We have a history of net losses and may not achieve profitability in the future.
We incurred net losses of $(4,937) million and $(4,628) million for the years ended December 31, 2025 and 2023, respectively, and we may not achieve or, if achieved, sustain profitability in the future. As of December 31, 2025, we had an accumulated deficit of $37,035 million. While we have experienced significant growth in revenue over the last three years, we cannot predict whether we will maintain this level of growth or when we will achieve profitability again. We also expect our operating expenses to increase in the future, including our general and administrative expenses as a result of increased costs associated with operating as a public company and as we continue to invest for our future growth, including substantial capital expenditures to design, develop, expand, and maintain our technologies and infrastructure to support our operations. Our revenue could decline for a number of reasons, including if we are unable to execute on our growth strategy and as a result of the other risks described in this prospectus. Furthermore, if we fail to maintain or increase our revenue to offset increases in our operating expenses or manage our costs as we invest in our business, including if we do not maintain or improve our operating efficiencies, we may not achieve or sustain profitability. Any failure by us to achieve or sustain profitability on a consistent basis could have a material adverse effect on our business, financial condition and results of operations and cause the market price of our Class A common stock to decline.
The timing of our revenue and cost recognition may fluctuate due to factors outside of our control, which could cause our periodic results of operations to fluctuate and make our results difficult to predict.
In our financial results, we recognize revenue and costs for a majority of customer payloads at the launch or deployment of the customer’s payload to its intended orbit. While we plan launches and schedule payloads in advance, the timing of these launches or deployments may vary and can be delayed or otherwise affected by a number of factors outside of our control, including the customer’s delay in delivering their payload for integration onto the launch vehicle, adverse weather, and other operational considerations. As a result, the timing of revenue recognition may shift between reporting periods. For example, if the launch of a customer’s payload was expected to occur near the end of a reporting period but instead occurs shortly thereafter (e.g., on April 1 instead of March 30), the associated revenue would be recognized in the subsequent quarter. In addition, if a significant number of launches or deployments occur within a short period of time, the concentration of those events may result in greater variability in the timing of revenue recognition between reporting periods. These factors may cause our quarterly or annual results of operations to fluctuate and may make our results difficult to predict.
Failure to comply with requirements to design, implement, and maintain effective internal controls could have a material adverse effect on our business and stock price.
As a privately held company, we were not required to evaluate our internal control over financial reporting in a manner that meets the standards of publicly traded companies required by Section 404(a) of the Sarbanes-Oxley Act
(“Section 404”).
As a public company, we will have significant requirements for enhanced financial reporting and internal controls.
The process of designing and implementing effective internal controls is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a system of internal controls that is adequate to satisfy our reporting obligations as a public company. If we are unable to establish or maintain appropriate internal financial reporting controls and procedures, it could cause us to fail to meet our reporting obligations on a timely basis, result in material misstatements in our consolidated financial statements, and harm our results of operations. In addition, we will be required, pursuant to Section 404, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting in the second annual report following the completion of this offering.
This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting. The rules governing the standards that must be met for our management to assess our internal control over financial reporting are complex and require significant documentation, testing, and possible remediation. Testing and maintaining internal controls may divert our management’s attention from other

Confidential Treatment Requested by Space Exploration Technologies Corp.
Pursuant to 17 C.F.R. Section 200.83
matters that are important to our business. Additionally, our independent registered public accounting firm will be required to attest to the effectiveness of our internal control over financial reporting on an annual basis, beginning with our second annual report.
We are currently in the process of updating our control processes and automating certain of our procedures and systems in anticipation of becoming a public company, but our internal controls over financial reporting currently do not meet all of the standards contemplated by Section 404 that we will eventually be required to meet. Because we currently do not have comprehensive documentation of our internal controls and have not yet tested our internal controls in accordance with Section 404, we cannot conclude in accordance with Section 404 that we do not have a material weakness in our internal controls or a combination of significant deficiencies that could result in the conclusion that we have a material weakness in our internal controls. In connection with updating our control processes and the implementation of the necessary procedures and practices related to internal control over financial reporting, we have identified deficiencies and may identify deficiencies in the future that we may not be able to remediate in time to meet the deadline imposed by the Sarbanes-Oxley Act for compliance with the requirements of
Section 404. In addition, we may encounter problems or delays in completing the remediation of any deficiencies identified by our independent registered public accounting firm in connection with the issuance of their attestation report. Our testing, or the subsequent testing (if required) by our independent registered public accounting firm, may reveal deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses. Any material weaknesses could result in a material misstatement of our annual or quarterly consolidated financial statements or disclosures that may not be prevented or detected.
Our insurance coverage strategy may not be adequate to protect us from all business risks.
We may be subject, in the ordinary course of business, to losses resulting from accidents, acts of God and other claims against us, for which we may have no insurance coverage. As a general matter, we do not maintain as much insurance coverage as many other companies do, and in some cases, we do not maintain any at all, including with respect to our in-orbit satellites, which we currently do not insure and do not expect to insure in the future.
Additionally, the policies that we do have may include significant deductibles or self-insured retentions, policy limitations and exclusions, and we cannot be certain that our insurance coverage will be sufficient to cover all future losses or claims against us. A loss that is uninsured or which exceeds policy limits may require us to pay substantial amounts, which may harm our financial condition and operating results.
Risks Related to Our Corporate Structure, Ownership of our Class A Common Stock and This Offering
Conflicts of interest could arise in the future between us, on the one hand, and Mr. Musk and entities owned by or affiliated with him, on the other hand, concerning among other things, business transactions, potential competitive activities or other business opportunities.
Conflicts of interest could arise in the future between us, on the one hand, and Mr. Musk and entities owned by or affiliated with him, on the other hand, concerning among other things, business transactions, potential competitive business activities or other opportunities. In the normal course of business, we have engaged in a variety of transactions with some of these companies. Please refer to “Certain Relationships and Related Person Transactions.”
In addition, we have previously engaged, are currently engaged, and expect to continue to engage in the future in a number of strategic collaborations with Tesla, including with respect to Macrohard and TERAFAB. Certain of these projects, including Macrohard and TERAFAB, are in the very early stages, as a result of which we and Tesla have not finalized a variety of details relating to our collaboration, including, but not limited to, financial terms, intellectual property rights, and the ultimate term of our collaboration. Furthermore, Mr. Musk and other businesses owned by or affiliated with him may now, or in the future, directly or indirectly, compete with us for investment or business opportunities.
Mr. Musk or his affiliates may become aware, from time to time, of certain business opportunities (such as acquisition opportunities or technological developments) and may direct such opportunities to other businesses in which they have invested, in which case we may not become aware of or otherwise have the ability to pursue such opportunity. In addition, Mr. Musk and his affiliates may dispose of their interests in other companies or other assets in the future, without any obligation to offer us the opportunity to purchase any of those interests or assets.

Confidential Treatment Requested by Space Exploration Technologies Corp.
Pursuant to 17 C.F.R. Section 200.83
Under our charter, Mr. Musk and his affiliates are not restricted from owning assets or engaging in businesses that compete directly or indirectly with us and will not have any duty to refrain from engaging, directly or indirectly, in the same or similar business activities or lines of business as us, including those business activities or lines of business deemed to be competing with us, or doing business with any of our customers or vendors. Moreover, we have in the past entered into, and may in the future enter into, transactions with entities affiliated with Mr. Musk. We may enter into such transactions in lieu of pursuing other opportunities that some other shareholders may prefer or that may prove to be more accretive than the opportunities we elect to pursue. In any of these matters, the interests of Mr. Musk and entities owned by or affiliated with him may differ or conflict with the interests of our other shareholders. Any actual or perceived conflicts of interest with respect to the foregoing could have an adverse impact on the trading price of our Class A common stock.
Certain of our directors and key employees may have conflicts of interest because they are also employees or directors of affiliates of Mr. Musk or other large shareholders. The resolution of these conflicts of interest may not be in our or your best interests.
Certain of our directors and key employees may have conflicts of interest because they are also employees or directors of affiliates of Mr. Musk or other large shareholders. Such directors may have interests in, serve on the boards of, or have financial or other relationships with other companies, ventures, or initiatives that are related to or competitive with our business, including but not limited to other space or AI companies, technology ventures, satellite communications businesses, and government or commercial space contracts. Please refer to “Management.”
These relationships and interests could create actual or perceived conflicts of interest, particularly with respect to the allocation of time, resources, business opportunities, or strategic decisions. In addition, our charter provides that, to the fullest extent permitted by applicable law, we renounce certain corporate opportunities that may be presented to
Mr. Musk and certain of our directors and their respective affiliates, and such persons may have no duty to present such opportunities to us. Please refer to “Description of Capital Stock—Corporate Opportunities.” Any actual or perceived conflicts of interest could harm our reputation, lead to disputes, divert management attention, or result in decisions that are not in the best interests of us or our shareholders, which could materially and adversely affect our business, financial condition, results of operations, and future prospects.
We are highly dependent on the continued services of Mr. Musk, our Chief Executive Officer and Chief
Technical Officer, and other key personnel, and the loss or reduced involvement of one or more of these individuals could adversely affect our ability to execute our business strategy.
We are highly dependent on the continued service and performance of Mr. Musk, whose leadership, vision, and expertise are critical to the development of our technologies and the execution of our business strategy. Mr. Musk has been, and continues to be, a driving force behind our growth, innovation, and operational success. The loss of
Mr. Musk, whether due to death, disability, or otherwise, or his inability or unwillingness to continue in his current roles, could significantly disrupt our management structure, adversely affect our ability to execute our strategic plans, and negatively impact our reputation and relationships with customers, partners, and other stakeholders. Our intense, mission-driven, engineering-first culture has been a key driver of our growth and execution, and any erosion of this culture, including as a result of the loss or reduced involvement of Mr. Musk, could have a material adverse effect on our business, financial condition, results of operations, and future prospects. We do not maintain key-
person life insurance on Mr. Musk. Further, although Mr. Musk devotes significant time to our businesses and is highly active in our management, he does not devote his full time and attention to our businesses and devotes time and attention to other significant roles (and may in the future serve in additional roles). For instance, Mr. Musk currently serves as Technoking and Chief Executive Officer of Tesla and is involved in other emerging technology ventures, including Neuralink and The Boring Company. Mr. Musk has also previously served as Senior Advisor to the President of the United States. Any such loss or reduced involvement in our business could result in a material adverse effect on our business, financial condition, results of operations, and future prospects. The process of identifying and recruiting a successor with the combination of skills and experience possessed by Mr. Musk, as well as the ability to maintain the confidence of the market, could be lengthy and uncertain, and there can be no assurance that we would be able to attract or retain a suitable replacement in a timely manner or at all.
We, Mr. Musk, and other companies Mr. Musk is affiliated with frequently receive an immense amount of media attention. The actions and statements of Mr. Musk and his affiliated ventures, whether or not directly relating to us,

Confidential Treatment Requested by Space Exploration Technologies Corp.
Pursuant to 17 C.F.R. Section 200.83
may draw significant public attention and scrutiny to us and could potentially have a positive or negative impact on our business, relationships with customers and regulators, or stock price.
In addition to Mr. Musk, we have key personnel who are invaluable to our businesses. We rely upon their knowledge, expertise, and leadership to develop, manufacture, launch, sell, and support our products and services.
None of our key employees are bound by an employment agreement for any specific term and we may not be able to successfully attract and retain the senior leadership necessary to continue to grow our business. Our compensation arrangements, such as our equity award programs, may not always be successful in attracting new employees and retaining and motivating existing key personnel. Our success depends upon our ability to attract and retain key personnel and any failure to do so could have a material adverse effect on our business, financial condition, results of operations, and future prospects.
A significant reduction by Mr. Musk or other existing shareholders of their ownership interest in us could adversely affect us.
We believe that Mr. Musk’s substantial ownership interest in us provides him with an economic incentive to assist us to be successful. Upon the expiration or earlier waiver of the lock-up restrictions on transfers or sales of our securities following the completion of this offering, Mr. Musk will not be subject to any obligation to maintain his ownership interest in us and may elect at any time thereafter to sell all or a substantial portion of or otherwise reduce his ownership interest in us. If Mr. Musk sells all or a substantial portion of his ownership interest in us, he may have less incentive to assist in our success, which could adversely affect our future prospects. Additionally, future resales of our Class A common stock by Mr. Musk or other existing shareholders, or the perception that such sales may occur, could cause the market price of our Class A common stock to decline significantly, regardless of our actual business performance.
Following the consummation of this offering, we will be a “controlled company” within the meaning of the rules and, as a result, will qualify for and rely on exemptions from certain corporate governance requirements.
Because Mr. Musk will beneficially own                 shares of Class A common stock and                 shares of Class B
common stock, which represents greater than 50% of the voting power of our common stock with respect to director elections and moreover, holders of our Class B common stock, voting separately as a class, will be entitled to elect
51% of the total number of authorized directors constituting our board (rounded up to the nearest whole number),
following the completion of this offering, we expect to be a controlled company under the rules of                     .
Under the                     rules, a company of which more than 50% of the voting power is held by a person or group of
persons acting together is a controlled company and may elect not to comply with certain                     corporate
governance requirements, including the requirements that:
•a majority of the board consist of independent directors as defined under the rules of                     ;
•the nominating committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and
•the compensation committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.
These requirements will not apply to us as long as we remain a controlled company. Following the completion of this offering, we intend to utilize some or all of these exemptions. As a result, we do not expect to have a compensation or nominating committee that is composed entirely of independent directors or that have committee
charters that address all of the                  requirements. Additionally, we may elect to take advantage of certain other exemptions in the future for as long as we remain a “controlled company.” Accordingly, you will not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of
                    . Please refer to “Management.”

Confidential Treatment Requested by Space Exploration Technologies Corp.
Pursuant to 17 C.F.R. Section 200.83
Our ability to provide returns to shareholders will depend on appreciation in our share price, as we do not plan to pay dividends for the foreseeable future.
The ability of investors to realize a return on their investment will depend largely on the appreciation of the price of our Class A common stock, as we do not anticipate paying dividends in the foreseeable future. We have never declared or paid any cash dividends on our common stock, and we currently intend to retain all available funds and any future earnings to support the growth and operation of our business, including investment in new technologies and commercial opportunities. As a result, investors seeking cash returns from their investment will not receive any dividend income, and the only way to realize a return may be through an increase in the market price of our Class A common stock, which may not occur. The trading price of our Class A common stock may be volatile and subject to wide fluctuations in response to various factors, including our financial condition and operating results, changes in our business or future prospects, technological innovations, announcements by us or our competitors, changes in the regulatory environment, harm to our brand and reputation, and broader market or economic conditions. Some of these factors are outside of our control, and the trading price of our Class A common stock may not reflect our actual operating performance. Accordingly, investors may not be able to realize a gain on their investment and could lose all or part of their investment in our Class A common stock.
Upon completion of this offering, Mr. Musk will serve as our Chief Executive Officer, Chief Technical Officer,
and Chairman of our board, and our dual class structure concentrates voting control with Mr. Musk and other holders of our Class B common stock. This will limit or preclude your ability to influence corporate matters and the election of our directors.
Our Class B common stock will have ten votes per share; our Class A common stock will have one vote per share;
and, except as summarized here, our Class A common stock will vote together with our Class B common stock on any matter submitted to the shareholders for a vote. Under our charter, holders of our Class B common stock, voting separately as a class, will be entitled to elect 51% of the total number of authorized directors constituting our board
(rounded up to the nearest whole number) and will have the ability to remove those directors for as long as there is at least one share of Class B common stock outstanding. As a result, holders of our Class B common stock will have control over the composition of our board and significant influence over the outcome of matters requiring shareholder approval. Please refer to “Description of Capital Stock” for certain other actions that will require approval of a majority of the voting power of the outstanding shares of Class B common stock voting separately as a class. This concentration of voting power will limit or preclude the ability of holders of our Class A common stock, including purchasers of Class A common stock in this offering, to influence corporate matters and the election of our directors.
Upon completion of this offering, Mr. Musk will beneficially own a majority of the outstanding shares of our
Class B common stock and a majority of the voting power of the common stock (the Class A common stock and the
Class B common stock voting together) and therefore will be able to elect all the members of our board. Mr. Musk, who will serve as our Chief Executive Officer and Chairman of our board under our charter and can only be removed from our board or these positions by the vote of Class B holders, as set forth in our charter, will exert significant influence over our business and affairs.
Class B common stock will continue to have ten votes per share, except that, subject to exceptions for certain inter-
family transfers and transfers to certain entities that qualify as “permitted transferees” (as described elsewhere in the this prospectus), transfers by holders of our Class B common stock will generally result in those shares converting to
Class A common stock. The conversion of Class B common stock to Class A common stock will have the effect, over time, of increasing the relative voting power of those holders of Class B common stock who retain their shares.
If Mr. Musk retains a significant portion of his holdings of Class B common stock for an extended period of time, he could continue to control the election and removal of a majority of our board.
However, other persons will also hold shares of Class B common stock. If Mr. Musk were to sell, transfer or otherwise dispose of a sufficient number of his shares of Class B common stock such that he no longer holds a majority of the outstanding shares of Class B common stock, another holder or group of holders of Class B common stock could obtain the ability to elect and remove a majority of our board and thereby effectively control the

Confidential Treatment Requested by Space Exploration Technologies Corp.
Pursuant to 17 C.F.R. Section 200.83
Company. Any such change in control could result in changes to our strategic direction, management, business plans or policies that may not be aligned with the interests of holders of our Class A common stock.
In addition, our charter will provide that other than for specified class votes by the Class B common stock or any rights granted to other classes in the future, classes of stock will not be entitled to any separate class votes provided for under the Texas Business Organizations Code (the “TBOC”), including among others (i) the increase or decrease of the aggregate number of authorized shares of a class outstanding, (ii) the exchange, reclassification, or cancellation of all or part of the shares of a class, (iii) a change of shares of a class, with or without par value, into the same or a different number of shares of the same or another class, with or without par value, (iv) the creation of a new class of shares with rights and preferences equal, prior, or superior to the shares of the class and (v) cancellation or other effectuation of the dividends on the shares of the class or series that have accrued but have not been declared.
The TBOC and our charter include provisions that may limit shareholders’ ability to bring a cause of action against our directors or officers for certain acts or omissions in their capacity as directors or officers of the
Company, including minimum share ownership for derivative proceedings and the presumption of the business judgment rule.
The TBOC and our governing documents include certain provisions that may limit our shareholders’ ability to bring certain derivative claims against our officers and directors. For example, the TBOC provides that, if a corporation has a class of stock listed on a national securities exchange, the governing documents may provide that the minimum ownership threshold for a shareholder or group of shareholders to institute or maintain such derivative proceeding is
3% of shares outstanding. The TBOC also permits corporations to request a court, at the start of a transaction
(including related party transactions) or investigation of a derivative claim, to judicially determine the independence and disinterestedness of directors on special committees reviewing transactions or individuals on panels reviewing derivative claims. Future challenges to independence or disinterestedness would require new facts. Our bylaws will provide that these TBOC provisions will apply to us.
In addition, Section 21.419 of the TBOC sets forth certain presumptions concerning compliance by directors and officers with respect to their duties to a corporation, including the duty of care and duty of loyalty. Specifically, in taking or declining to take any action on any matters of a corporation’s business, Section 21.419, which applies to us, provides that a director or officer is presumed to have acted (i) in good faith, (ii) on an informed basis, (iii) in furtherance of the interests of the corporation and (iv) in obedience to the law and the corporation’s governing documents. These provisions are described as codifying the “business judgment rule.” In order to succeed in a cause of action against a director or officer, the Company or a shareholder must rebut one or more of the foregoing presumptions and prove with particularity the director or officer’s act or omission constituted a breach of duty as a director or officer and that such breach involved fraud, intentional misconduct, an ultra vires act or a knowing violation of law.
Our bylaws will impose minimum stock ownership and solicitation requirements on shareholders seeking to submit proposals for shareholder approval, which could limit the ability of our shareholders to bring matters before a meeting of shareholders.
Upon the completion of this offering, we will qualify as a “nationally listed corporation” under Section 21.373 of the
TBOC, and our bylaws will provide that the shareholder proposal requirements permitted by that section will apply immediately upon qualifying as a “nationally listed corporation.” As a result, except with respect to director nominations and procedural resolutions ancillary to the conduct of a shareholders’ meeting, a shareholder or group of shareholders seeking to submit a proposal for approval at a meeting of shareholders will be required to satisfy specified ownership, holding-period and solicitation requirements. Under these provisions, the proposing shareholder or shareholder group must hold an amount of voting shares (determined as of the date of submission of the proposal) equal to at least 3% of our voting shares, must have held that amount continuously for at least six months before the date of the meeting and throughout the entire duration of the meeting, and must solicit holders of shares representing at least 67% of the voting power of shares entitled to vote on the proposal at the shareholder meeting. For the purpose of this paragraph, “voting shares” means shares that entitle the holder of the shares to vote on the proposal. These requirements are more restrictive than the requirements that would otherwise apply absent

Confidential Treatment Requested by Space Exploration Technologies Corp.
Pursuant to 17 C.F.R. Section 200.83
such a bylaw provision and may make it more difficult, or in some cases impracticable, for shareholders to submit proposals for consideration at a shareholders’ meeting. As a result, our shareholders may have fewer opportunities to present proposals for shareholder approval, even on matters they believe are important, which could limit shareholder influence over corporate governance and other matters.
Our bylaws place restrictions on the forum, venue and procedures for legal actions or proceedings initiated by our shareholders, including certain requirements for mandatory arbitration, which could limit our shareholders’
ability to pursue certain claims and could affect the procedures and remedies available to our shareholders in such legal actions or proceedings and the rights available to them.
Our bylaws will provide that, unless the Company consents in writing to the selection of an alternative forum, the sole and exclusive forum for the filing, adjudication, and trial of all disputes between (i) one or more shareholders and (ii) the Company or its directors, officers, or controlling persons, or any underwriter of securities issued by the
Company (or controlling person thereof) relating to any of the following: (1) a derivative proceeding, meaning a civil dispute brought in the right of the Company; (2) the governance, governing documents, or internal affairs of the
Company; (3) any state securities or trade regulation law; (4) an alleged act or omission by a person in the person’s capacity as a shareholder, controlling person, or managerial official of the Company; (5) an alleged breach by a shareholder, controlling person, director, officer, or other managerial official of a duty owed, in his or her capacity as such, to the Company or to any shareholder thereof; (6) an action seeking to hold a shareholder, controlling person, director, officer, or other managerial official of the Company liable for an obligation of the Company, other than on account of a written contract signed by the person to be held liable in a capacity other than as a shareholder or managerial official; and (7) an action arising out of the TBOC, will be the Texas Business Court, Eleventh
Division (the “Business Court”) (for purposes of this summary, each, an “Internal Dispute”).
The provision selecting the Business Court as the exclusive forum for Internal Disputes may limit a shareholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, or other employees, which may discourage lawsuits against us and our directors, officers, and other employees. A shareholder will not be permitted to bring an Internal Dispute in federal court or in any state court other than the
Business Court, and will not be able to avail itself of any potential advantages or procedural protections of such forums. Any person or entity purchasing or otherwise acquiring any interest in our shares of capital stock will be deemed to have notice of and consented to these provisions.
In addition, our bylaws will provide that any person or entity purchasing or otherwise acquiring or holding any interest in shares of stock of the Company shall be deemed to have irrevocably and unconditionally waived any right it may have to a trial by jury in any Internal Dispute. This will prevent a shareholder from requesting that a jury decide disputed issues of fact and may discourage lawsuits against us and our directors, officers, and other employees.
Our bylaws also provide that certain claims must be resolved by mandatory arbitration under the rules of the
International Chamber of Commerce (the “ICC”), rather than litigation in court. These claims include: (i) claims under any federal securities or trade regulation law, including, without limitation, the Securities Act of 1933, as amended (the “Securities Act”), and the Securities Exchange Act of 1934, as amended (the “Exchange Act”), regardless of whether such claims is asserted on a direct or derivative basis; and (ii) any Internal Dispute as provided above to which the Business Court lacks jurisdiction or authority (for purposes of this summary, each, an “Other
Dispute”).
Pursuant to our bylaws and the ICC Arbitration Rules, arbitration is subject to different procedural rules than litigation in state or federal court, which may prevent a shareholder from availing itself of procedural protections that would be available under litigation in state or federal court and may affect the rights and remedies available to shareholders in such proceedings.
Further pursuant to our bylaws, for any arbitration involving five or more claimants who assert claims arising under the same subject matter, all claims other than the first-filed will be stayed pending disposition of the first-filed claim, which may affect the timing of any final decision on claims initiated after the first-filed claim. In addition,

Confidential Treatment Requested by Space Exploration Technologies Corp.
Pursuant to 17 C.F.R. Section 200.83
arbitration awards are subject to limited rights of appeal, which could require us or our shareholders to accept unfavorable decisions.
Our bylaws further provide that for any Internal Dispute filed in the Business Court or any Other Dispute initiated in arbitration, shareholders will waive the right to proceed on a class, mass, collective, or otherwise joint or consolidated basis, except that the Company will reserve the right, at its sole option, to join or consolidate similar claims. This may limit the procedures that would otherwise be available to shareholders asserting such Internal
Disputes or Other Disputes and may limit the remedies available in such legal proceedings.
It is possible that one or more provisions of our bylaws, including those regarding the exclusive forum for Internal
Disputes, mandatory arbitration for Other Disputes, or waiver of the right to proceed on a class, mass, or collective basis, may be found by a court to be inapplicable or unenforceable. In addition, the mandatory arbitration provision in our bylaws could be subject to litigation or regulatory scrutiny, which could result in the provision being enjoined or in additional costs or uncertainty. In such case, we may incur additional costs or delays associated with resolving such actions, including in other jurisdictions, which could adversely affect our business, financial condition, or results of operations.

Confidential Treatment Requested by Space Exploration Technologies Corp.
Pursuant to 17 C.F.R. Section 200.83
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
This prospectus contains forward-looking statements. Forward-looking statements include those that express a belief, expectation, or intention, as well as those that are not statements of historical fact. Forward-looking statements contained in this prospectus include information regarding our future operating results and financial position, our business strategy and plans and our objectives for future operations. Forward-looking statements contained in this prospectus also include, but are not limited to, statements about:
•the development and deployment of Starship in accordance with our anticipated schedule and launch cadence and our ability to achieve expected performance, reusability, and cost efficiencies;
•the size and growth of our various existing and future markets, including the markets for commercial launch services, satellite connectivity services, our AI platforms, AI compute infrastructure, and lunar and interplanetary transportation and industrial activities, including the extent to which such markets develop, particularly emerging or unproven markets that may not materialize as expected or on anticipated timelines;
•demand for our products and services, including our launch, connectivity, and AI offerings, and our ability to grow our customer base and generate revenue;
•the deployment of our next-generation Starlink satellites, satellite-to-mobile connectivity, and orbital AI compute infrastructure, including our ability to successfully develop, scale, and commercialize such technologies, which are subject to significant technical complexity, capital requirements, new innovations and regulatory approvals;
•our target launch cadence and expansion of our manufacturing and operational capacity, including our ability to scale production, supply chain, infrastructure, and workforce efficiently;
•our ability to execute our growth strategy and scale our operations efficiently including managing costs, timelines, and operational complexity;
•our ability to solve novel issues and navigate and monetize technologies and environments that have never been accessed or economized before;
•our ability to design, develop and successfully commercialize new and innovative technologies, products, and services, including our AI platforms and TERAFAB, in rapidly evolving and competitive markets;
•our ability to scale and monetize our AI products and services, including the development, performance, and adoption of our frontier models and related applications;
•the amount, nature and timing of our capital expenditures and the impact of such capital expenditures on our growth and performance, including our ability to fund such expenditures, manage costs, and achieve expected returns on investment;
•our ability to obtain sufficient power, GPUs, and other critical components and manage our supply chain to support our operations and growth;
•our ability to obtain and maintain required regulatory approvals, licenses and spectrum authorizations in the
United States and internationally, and the timing, scope, and conditions of such approvals;
•the competitive landscape in the industries in which we operate and our ability to compete effectively;
•the implementation, interpretation, and impact of current or future regulations including laws and regulations relating to space operations, communications, AI, data privacy, and other areas; and
•general economic conditions.

Confidential Treatment Requested by Space Exploration Technologies Corp.
Pursuant to 17 C.F.R. Section 200.83
These forward-looking statements may be accompanied by words such as “anticipate,” “believe,” “estimate,”
“expect,” “intend,” “may,” “outlook,” “plan,” “potential,” “predict,” “project,” “will,” “should,” “could,” “would,”
“likely,” “future,” “budget,” “goal,” “commit,” “pursue,” “target,” “seek,” “objective” or the negative of these words, or similar expressions that are predictions of or indicate future events or trends that do not relate to historical matters. We caution you that the foregoing list may not contain all of the forward-looking statements made in this prospectus.
The forward-looking statements in this prospectus speak only as of the date of this prospectus, or such other date as specified herein. We undertake no obligation to update these statements unless required by law, and we caution you not to place undue reliance on them. Forward-looking statements are not assurances of future performance and involve risks and uncertainties. We have based these forward-looking statements on our current expectations and assumptions about future events. Forecasts, goals, and expectations that cover multi-year time horizons inherently involve increased risks and actual results may differ materially from current expectations. While our management considers these expectations and assumptions to be reasonable, they are inherently subject to significant business, economic, competitive, regulatory, technological, environmental, political, and other risks, contingencies and uncertainties, which are difficult to predict and many of which are beyond our control. These risks, contingencies, and uncertainties and other important factors are described in the “Risk Factors” and “Management’s Discussion and
Analysis of Financial Condition and Results of Operations” sections of this prospectus. Should one or more of such risks or uncertainties occur, or should underlying assumptions prove incorrect, our actual results, performance, achievements or plans could differ materially from those expressed or implied in any forward-looking statements. In addition, because we operate in rapidly evolving and certain highly competitive markets, we may from time to time rapidly adjust, modify or change our strategic priorities, capital allocation, product or service focus or operational initiatives in response to technological developments, competitive dynamics, regulatory changes or other factors, which could cause actual results to differ materially from those expressed or implied by the forward-looking statements contained herein. New risks emerge from time to time, some risks are inherently unknown to us, and it is not possible for our management to predict all such risks. Many of the risks and uncertainties that could materially adversely affect us or our prospects are beyond our control or relate to portions of our business strategy that have a lengthy time horizon or involve unprecedented ventures. This can make assessment of certain risks more difficult and you should factor these uncertainties into your assessment of an investment in our Class A common stock. All forward-looking statements in this prospectus are expressly qualified in their entirety by the cautionary statements in this section.

Confidential Treatment Requested by Space Exploration Technologies Corp.
Pursuant to 17 C.F.R. Section 200.83
USE OF PROCEEDS
We expect to receive approximately $           of net proceeds from this offering (or $           if the underwriters
exercise their option to purchase additional shares of Class A common stock in full), based upon the assumed initial
public offering price of $           per share (which is the midpoint of the price range set forth on the cover page of this prospectus) after deducting underwriting discounts and commissions and estimated offering expenses payable by us.
We intend to use the net proceeds from this offering to fund our growth strategy, including the expansion of our AI compute infrastructure, enhancements to our launch infrastructure and launch vehicles, increases in the scale and capacity of our satellite constellations, and any remaining amounts for general corporate purposes.
Assuming no exercise of the underwriters’ option to purchase additional shares, each $1.00 change in the assumed
initial public offering price of $           per share (which is the midpoint of the price range set forth on the cover page of this prospectus) would cause the net proceeds from this offering, after deducting the underwriting discounts and
commissions and estimated offering expenses payable by us, to change by approximately $          million, assuming
no change to the number of shares of our Class A common stock offered by us, as set forth on the cover page of this prospectus. Similarly, an increase (decrease) of one million shares of Class A common stock sold in this offering by
us would increase (decrease) our net proceeds by $          million, assuming the initial public offering price of
$           per share (which is the midpoint of the price range set forth on the cover page of this prospectus) remains the same, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. If the net proceeds increase for any reason, we would use the additional net proceeds for the purposes set forth above. If the net proceeds decrease for any reason, then we expect that we would use the lower amount of net proceeds for the purposes set forth above.
The expected use of net proceeds from this offering represents our intentions based upon our present plans and business conditions. We cannot predict with certainty all of the particular uses for the net proceeds from this offering or the amounts that we will actually spend on each of the uses set forth above. Accordingly, our management will have significant flexibility in applying the net proceeds from this offering. The timing and amount of our actual expenditures will be based on many factors, including cash flows and the anticipated growth of our business.

Confidential Treatment Requested by Space Exploration Technologies Corp.
Pursuant to 17 C.F.R. Section 200.83
DIVIDEND POLICY
We do not anticipate declaring or paying any cash dividends to holders of our common stock in the foreseeable future. We currently intend to retain future earnings, if any, to finance the growth of our business. Our future dividend policy is within the discretion of our board and will depend upon then-existing conditions, including our results of operations, financial condition, capital requirements, investment opportunities, statutory restrictions on our ability to pay dividends, restrictions in our existing and any future debt agreements and other factors our board may deem relevant. Covenants under our Credit Agreements also restrict our ability to pay dividends, and we may enter into credit agreements or other borrowing arrangements in the future that restrict our ability to declare or pay cash dividends or make distributions in the future. Please refer to “Management’s Discussion and Analysis of Financial
Condition and Results of Operations—Liquidity and Capital Resources” for a description of the restrictions on our ability to pay dividends.
Please refer to “Risk Factors—Risks Related to Our Corporate Structure, Ownership of our Class A Common Stock
and This Offering—Our ability to provide returns to shareholders will depend on appreciation in our share price, as we do not plan to pay dividends for the foreseeable future.”

Confidential Treatment Requested by Space Exploration Technologies Corp.
Pursuant to 17 C.F.R. Section 200.83
CAPITALIZATION
The following table sets forth our cash and cash equivalents and capitalization as of December 31, 2025:
•on an actual basis;
•on a pro forma basis, giving effect to (i) the Preferred Conversion as if such conversion had occurred on
December 31, 2025, (ii) the Class C Reclassification as if such reclassification had occurred on December 31,
2025, and (iii) the effectiveness of our charter, which will become effective upon the completion of this offering; and
•on a pro forma as adjusted basis, giving effect to (i) the pro forma adjustments set forth above, (ii) the sale of
shares of our Class A common stock in this offering at an assumed initial offering price of $           per share,
which is the midpoint of the range set forth on the cover page of this prospectus, and (iii) the application of the net proceeds from this offering as described under “Use of Proceeds.”
The table below should be read in conjunction with, and is qualified in its entirety by reference to “Management’s
Discussion and Analysis of Financial Condition and Results of Operations,” “Description of Capital Stock” and our
consolidated financial statements and related notes included elsewhere in this prospectus.

	As of December 31, 2025
(Dollars in millions, except par values)	Actual	Pro Forma	Pro Forma as Adjusted
Cash and cash equivalents ............................................................	$24,747	$	$

Long-term debt:
SpaceX Credit Facility(1) ..........................................................	$—	$	$
SpaceX Bridge Loan(2) .............................................................	—
X 2027 and X 2030 Notes .......................................................	27
X B-1 Term Loan(2) ..................................................................	6,504
X B-3 Term Loan(2) ..................................................................	5,966
xAI Fixed Rate Term Loan(2) ...................................................	995
xAI Floating Rate Term Loan(2) ...............................................	995
xAI 12.5% Secured Senior Notes(2) .........................................	3,000
Other Financings(3) ...................................................................	4,562
Unamortized deferred financing costs .....................................	(390)
Total long-term debt ...........................................................	$21,659	$	$
Redeemable convertible preferred stock:
Redeemable convertible preferred stock, par value $0.001; 2,350,667,143 shares issued and 2,045,962,549 shares outstanding, actual; no shares issued or outstanding, pro forma and pro forma as adjusted ..........................................	$38,752	$	$
Shareholders’ equity:
Class A common stock, par value $0.001; 407,132,926 shares issued and 390,721,547 shares outstanding, actual; shares authorized, shares issued and outstanding, pro forma; shares authorized, shares issued and outstanding, pro forma as adjusted ..................................................................	1
Class B common stock, par value $0.001; 128,805,625 shares issued and outstanding, actual; shares authorized, shares issued and outstanding, pro forma and pro forma as adjusted ..........................................	0

Confidential Treatment Requested by Space Exploration Technologies Corp.
Pursuant to 17 C.F.R. Section 200.83

Class C common stock, par value $0.001; 96,306,368 shares issued and outstanding, actual; shares authorized, no shares issued or outstanding, pro forma and pro forma as adjusted ...........................................................	0
Class D common stock, par value $0.0001; no shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted ...............	—
Additional paid-in capital ........................................................	37,709
Accumulated deficit .................................................................	(37,035)
Accumulated other comprehensive income .............................	1,898
Total shareholders’ equity ...................................................	$2,573	$	$
Total capitalization .......................................................................	$62,984	$	$
________________
(1)As of                , 2026, we had $                of borrowings outstanding under the SpaceX Credit Facility.
(2)On March 2, 2026, we entered into the SpaceX Bridge Loan. Proceeds were used to repay amounts outstanding under the X B-1 Term Loan, the X B-3 Term Loan, the xAI Fixed Rate Term Loan, the xAI Floating Rate Term Loan and the xAI 12.500% Senior Secured Notes. As
of                , 2026, we had $                of borrowings outstanding under the SpaceX Bridge Loan.
(3)Includes obligations related to certain AI infrastructure assets recorded as failed sale-leaseback transactions.

Confidential Treatment Requested by Space Exploration Technologies Corp.
Pursuant to 17 C.F.R. Section 200.83
DILUTION
Purchasers of the Class A common stock in this offering will experience immediate and substantial dilution in the net tangible book value per share of the Class A common stock for accounting purposes. Our net tangible book value
as of                  , 2026 was approximately $              , or $                per share of Class A common stock. Net tangible
book value per share is determined by dividing our tangible net worth (tangible assets less total liabilities) by the total number of outstanding shares of Class A common stock outstanding immediately prior to the completion of this offering. After giving effect to the sale of shares of Class A common stock in this offering, the payment of underwriting discounts and commissions and estimated offering expenses by us and the Preferred Conversion as if
the conversion occurred on January 1, 2025, our adjusted pro forma net tangible book value as of                  , 2026
would have been approximately $                , or $                per share of Class A common stock. This represents an
immediate decrease in the net tangible book value of $                per share of Class A common stock to Mr. Musk
and other existing investors and an immediate dilution (i.e., the difference between the offering price and the adjusted pro forma net tangible book value immediately after this offering) to new investors purchasing shares of
Class A common stock in this offering of $                per share. The following table illustrates the per share dilution to new investors purchasing shares of Class A common stock in this offering:

Initial public offering price per share ........................................................................		$
Pro forma net tangible book value per share as of , 2026..........................	$
Decrease per share attributable to new investors in this offering ..............................
As adjusted pro forma net tangible book value per share after giving further effect to this offering ........................................................................................................

Dilution in pro forma net tangible book value per share to new investors in this offering(1) ................................................................................................................
$
_______________
(1)If the initial public offering price were to increase or decrease by $1.00 per share, then dilution in pro forma net tangible book value per
share of Class A common stock to new investors in this offering would equal $                or $                , respectively. Similarly, if the
number of shares of Class A common stock offered by us were to increase or decrease by                      shares, then dilution in pro forma net
tangible book value per share of Class A common stock to new investors in this offering would be $                or $                , respectively.
The following table summarizes, on an adjusted pro forma basis as of                 , 2026, the total number of shares of
Class A and Class B common stock owned by Mr. Musk and other existing investors and to be owned by new investors in this offering, the total consideration paid, and the average price per share paid by Mr. Musk and other
existing investors and to be paid by new investors in this offering at $                , calculated before deduction of
underwriting discounts and commissions and estimated offering expenses.

	Shares Acquired(1)		Total Consideration(2)		Average Price Per Share
	Number	Percent	Amount	Percent
Elon Musk and other existing investors ............................................		%	$	%	$
New investors in this offering ............		%	$	%	$
Total ...................................................		100.0%		$100.0%	$
________________
(1)If the underwriters exercise their option to purchase additional shares in full, Mr. Musk and other existing investors would own
approximately                % and our new investors in this offering would own approximately                % of the total number of shares of our
common stock outstanding after this offering.
(2)If the underwriters exercise their option to purchase additional shares in full, the total consideration paid by our new investors would be
approximately $                (or                %).
The data in the table excludes                shares of Class A common stock and Class B common stock initially reserved for issuance under our Equity Plans.
Each $1.00 increase or decrease in the assumed initial public offering price would increase or decrease, as applicable, the total consideration paid by new investors and the total consideration paid by all shareholders by
$           million, assuming that the number of shares of Class A common stock offered by us remains the same and

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after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.
Similarly, an increase or decrease of                      shares in the number of shares of Class A common stock offered by us would increase or decrease, as applicable, the total consideration paid by new investors and the total
consideration paid by all shareholders by $              million, assuming that the assumed initial public offering price remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

“ It's important to consider for the competitiveness of any technology company, what matters is not the position at any point in time, but what is your velocity and acceleration. And if you're moving faster than anyone else, in any given technology arena, you will be the leader. And xAI is moving faster than any other company. No one is even close."

– ELON MUSK

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
OPERATIONS
The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our audited consolidated financial statements and the related notes and other financial information included elsewhere in this prospectus. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. You should review the sections titled
“Cautionary Note Regarding Forward-Looking Statements” for a discussion of forward-looking statements and
“Risk Factors” for a discussion of factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis and elsewhere in this prospectus. Our audited consolidated financial statements and related notes have been prepared to reflect the retrospective combination of the companies for all periods presented as the acquisitions of xAI and X
Holdings were accounted for as transactions between entities under common control.
Our Mission
Our mission is to build the systems and technologies necessary to make life multiplanetary, to understand the true nature of the universe, and to extend the light of consciousness to the stars. To do this, we have formed the most ambitious, vertically integrated innovation engine on (and off) Earth with unmatched capabilities to rapidly manufacture and launch space-based communications that connect the world, to harness the Sun to power a  truth-
seeking artificial intelligence that advances scientific discovery, and ultimately to build a base on the Moon and cities on other planets.
Starship Flight Test
Overview
Founded in 2002, SpaceX is the only company building the integrated hardware and software infrastructure of the future across space, connectivity, and AI. At our core, we are builders. We design, manufacture, launch, and operate products and services built on cutting-edge technologies, including the world’s most advanced rockets and spacecraft. We safely and reliably transport astronauts, satellites, and other payloads on missions that benefit life on

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Earth. Since 2023, we have launched more than 80% of global mass to orbit each year with an over 99% mission success rate with Falcon rockets. We also operate a high-speed, low-latency global broadband data and communications network powered by over 8,900 Starlink broadband and mobile satellites in Low-Earth Orbit, delivering connectivity to millions of consumer, enterprise, and government customers across 156 countries, territories, and other markets, as of December 31, 2025. Using our dedicated satellite-to-mobile constellation, we offer connectivity services, supplementing terrestrial networks and substantially reducing mobile “dead zones”
across more than 20 countries.
With the potential to improve both space exploration and life on Earth, AI accelerates SpaceX’s mission to make life multiplanetary, to understand the true nature of the universe, and to extend the light of consciousness to the stars.
xAI, which was founded in 2023 and acquired by SpaceX in early 2026, is now an integral pillar of our vertically integrated company. We are rapidly constructing AI compute infrastructure—starting on Earth with the goal of extending to space—at industry-leading pace and cost efficiency. Our infrastructure supports training and inference for our frontier model, Grok, which has emerged as one of the world’s most advanced LLMs. Grok is designed as a truth-seeking AI model, built on our founder Elon Musk’s mission to enable humanity to understand the universe.
We believe that accomplishing this mission requires a truth-seeking approach to AI. We define truth seeking as the active, relentless pursuit of what is objectively true about reality, and grounded in evidence, logic, empirical data, and first principles thinking. Our goal is to understand and explain what the universe appears to be doing, as accurately as current knowledge allows. Grok has reached frontier-level performance across a broad range of challenging benchmarks—including reasoning, mathematics, coding, multimodal understanding, and general knowledge—in under two years from company founding, faster than the timelines demonstrated by other leading model providers. Grok also benefits from integration with X, our real-time information, entertainment, and free speech platform, which serves as a foundational distribution and data engine for our AI ecosystem and further enhances Grok’s truth-seeking objective.
We believe that space represents the largest economic frontier in human history, unlocking unprecedented opportunities in orbit and on Earth. Earth has limits, so we must build infrastructure and industries in space, expanding human capabilities to improve life on Earth and to establish life beyond. Connectivity infrastructure in space is designed to help everyone on Earth have access to education, healthcare, entertainment, and communications, and to enable people to overcome many traditional limits, such as physical and political borders.
We believe AI infrastructure in space can utilize the virtually limitless power of the Sun and thereby enable the use of AI as a transformative force for understanding the universe and improving the daily lives of all humans. We believe the convergence of these areas will enable an unprecedented expansion in the global economy, leading to an age of abundance. Our innovations and technological advancements are redefining industries on Earth, while we aim to create new ones on the Moon, Mars, and beyond. We are truly building the infrastructure of the future.
SpaceX is the only company that has cracked the code on accessing space at scale, revolutionizing an industry characterized by decades of stagnation, risk aversion, and economically perverse cost structures. SpaceX upended this paradigm through the application of first-principles thinking, which rejects industry assumptions and builds solutions based on the fundamental laws of physics. Our intense, mission-driven, engineering-first culture and focus on extreme vertical integration have propelled us to achieve what many deemed impossible. We have demonstrated the ability to achieve groundbreaking technological innovations with speed, quality control, and precision. We pioneered high-cadence, reliable, and affordable access to space with our Falcon family of rockets, with a goal to transform the rocket launch industry into airline-like operations. In 2015, we established at least a 10-year lead over the industry by successfully landing our first Falcon 9 booster back from space before anyone else. We have continued to invest significantly in further increasing our lead by pursuing full and rapid reusability at scale, including investing over $15 billion in our next-generation rocket, Starship.
We believe rocket launches and landings should be as routine and commonplace as airplanes taking off and landing.
To achieve this sort of cadence, our iterative approach emphasizes rapid designing, testing, and process optimization, putting flight hardware in the flight environment as often as possible. This allows us to accelerate our learning by repeatedly using and improving our systems. This has resulted in a significantly higher flight rate at costs that are much lower than launch programs that existed before SpaceX. For example, according to NASA, the first version of Falcon 9 in 2010 had a launch cost to approximately $2,700 per kilogram, which represented a reduction of approximately 85% compared to the historical average launch cost per kilogram of $18,500. The first

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version of Falcon Heavy in 2018 further reduced this cost to approximately $1,400 per kilogram, a reduction of approximately 92% compared to the historical average cost. With the future deployment of Starship, which is designed to be the world’s first fully and rapidly reusable spacecraft, we aim to further reduce the cost to reach orbit by 99% or more relative to the historical average launch cost. Central to our cost advantage is the reusability of key hardware—most notably boosters—which we recover, refurbish, and refly many times instead of discarding after single use. This dramatically lowers per-launch costs by minimizing hardware replacement expenses and spreading fixed production costs across repeated uses. Space flight that historically cost billions per launch now costs in the tens of millions, fundamentally reducing the cost of space access, providing the opportunity to build new enterprises in space.
Similarly, xAI has cracked the code in the complexities of building and scaling AI compute infrastructure, becoming the first company to deploy a coherent, gigawatt-scale AI training cluster. We believe the combination of our proprietary AI infrastructure capability, our truth-seeking frontier model, Grok, and our access to real-time data on
X creates a formidable competitive advantage, allowing us to maintain a leading position in the development of advanced artificial intelligence. This advantage stems from our complete vertical integration and the common culture infused by our founder, Elon Musk. In just a few years, we have demonstrated an ability to build coherent compute at scale and rapid speed with lower cost. COLOSSUS and MACROHARD collectively provide 0.7 gigawatts of compute power, with additional power capacity available for data center operations. We believe speed is a competitive advantage. In order to bring compute clusters online as fast as possible, we employ a vertically integrated, nimble approach to construction. At COLOSSUS, we brought online the first cluster of approximately
100,000 H100 processors, approximately 130 megawatts of compute power, in just 122 days, repurposing the shell of an existing factory. At MACROHARD, we brought online the first cluster of approximately 110,000 GB200 processors, approximately 210 megawatts of compute power, even faster in 91 days. As an illustrative comparison,
91 days represents an eight-fold faster deployment timeline compared to an industry benchmark of approximately two years to bring online a 100 megawatt greenfield data center. Furthermore, in the case of MACROHARD, following the initial cluster, we brought online the second cluster of 110,000 GB300 processors and 220 megawatts of compute power in 64 days, demonstrating our ability to rapidly scale our facilities once built. We also demonstrated a meaningfully lower cost structure in data center construction, delivering capacity at $2.7 million per megawatt for the first two clusters of MACROHARD which represents an over four-fold improvement compared to an industry benchmark of approximately $12.3 million per megawatt.
We are able to deploy power and compute significantly faster than other AI companies through first-principles thinking, behind-the-meter power generation, coupled with what we believe is the world’s largest network of sustainable battery storage systems, and innovations in advanced liquid cooling, high-density rack layouts, and efficient networking. Our facilities also incorporate innovative design features that limit the effects on regional electricity pricing for neighbors and include advanced water cleaning, reclamation, and recycling processes to support sustainable operations. We partner with utilities and communities to connect to and enhance the grid over time, and do so while pledging to cover costs of all new power delivery infrastructure upgrades to service our data centers, including adequate network upgrade costs, to ensure that these expenses are not passed on to the ordinary household. Our ability to rapidly and cost-effectively scale with the latest processors keeps us ahead of competitors who deploy traditional and more expensive methods. As a result, we believe MACROHARD became one of the world’s first data centers to deploy GB200s and GB300s, the most advanced AI processors available to date, at significant scale, and is currently powering training for our next frontier models, including Grok-5. Furthermore, through our TERAFAB initiative in partnership with Tesla, we intend to further extend our vertical integration to chip design and manufacturing to alleviate potential future chip shortages, optimize compute performance, and potentially reduce overall compute costs. Our shovels-to-tokens approach allows us to train and iterate our frontier models at high velocity, accelerating development cycles, eliminating external bottlenecks, and driving rapid, continuous improvements in model performance.
We were the first private company to develop and launch a liquid-fuel rocket to reach orbit with the successful launch of Falcon 1 in 2008. In 2019, we were the first to begin deploying a large-scale LEO broadband satellite constellation. In February 2026, we acquired xAI, the first company to build a gigawatt-scale AI training cluster and largest coherent supercomputer. The graphic below illustrates key milestones for our business.

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KEY MILESTONES

~7,000
Metric Tons
Delivered to Orbit

~8.9M
Starlink
Subscribers

AI
2023
AI was activated
2025
Acquired X
2026
First to build a gigawatt-scale AI training cluster
CONNECTIVITY
2019
First to deploy a large-scale LEO broadband satellite constellation
2020
Starlink broadband service was activated
2023
First 1 million Starlink subscribers
2024
First launch of Starlink Mobile satellites
SPACE
2002
SpaceX was founded
2008
First private company to develop and launch a liquid-fuel rocket to reach orbit
2012
First to successfully dock a private spacecraft with the International Space Station
2015
First to successfully propulsively land orbital-class rocket booster
2017
First to refly an orbital-class rocket booster
2020
The first private company to transport astronauts to orbit, returning America's ability to fly astronauts to and from the International Space Station
2023
First Starship flight test
2024
Mechazilla "Chopstick" Catch
2025
500th Falcon mission
2002
2026

Metrics are as of December 31, 2025

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Our Repeatable Business Model
Our business model is built on a repeatable, engineering-driven framework that combines our unparalleled launch capabilities, extreme vertical integration, rapid iteration, and disciplined capital investment to create durable, large-
scale businesses. We execute this framework through the following core principles:
1.Leverage our unparalleled launch capabilities to enable massive scale. Our rockets—with unmatched launch cadence, best-in-class reliability, and dramatically reduced cost-to-orbit—are the foundation that we expect will enable us to create economic opportunities in space and deliver a diversified portfolio of services.
Our launch capabilities enable large-scale deployment of assets that would not otherwise be economically viable.
2.Identify and create new trillion-dollar market opportunities. We focus on market opportunities that are useful for humanity and that present trillion-dollar opportunities, including global broadband and mobile connectivity for consumers, enterprises, and governments; and AI applications and computational infrastructure.
We prioritize opportunities where structural inefficiencies or legacy technological limitations have constrained supply.
3.Design a solution with world-class engineering and first-principles thinking. We apply physics-based engineering and first-principles thinking to design products and systems from the ground up—boiling things down to the most fundamental truths and reasoning up from there. This helps us drive massive, step-function improvements in performance, scalability, and cost.
4.Apply “The Algorithm” (make less dumb, delete, optimize, accelerate, automate). We operate under a set of core execution principles that we refer to as “The Algorithm,” a five-step iterative process that we use as our guiding principles day-to-day. We make the requirements less dumb, delete unnecessary processes or parts
(embracing the principle that the best part is no part), only then optimize the necessary processes or parts, and then accelerate cycle time (many entities have launched once; no one other than us has ever launched over 100 times per year), and automate only proven processes after the first four steps are completed. We apply the
Algorithm across every aspect of our organization, creating a cultural and operational standard of excellence that has defined SpaceX since inception.
5.Vertically integrate all the way to the end customer. We design and manufacture a significant portion of our components in-house, including engines, avionics, structures, and software, even producing the “tools that make the tools,” enabling us to test, fail, and iterate rapidly. We can then release newer, more advanced hardware with speed and cost efficiency.
6.Continuously drive cost down and throughput up. Through rocket reusability, manufacturing at scale, advanced automation, and rigorous operational discipline, we continuously reduce unit costs while increasing launch cadence, satellite network, and AI hosting capacity.
7.Generate significant cash flow and reinvest in the future. As our businesses scale, they generate significant cash flow, which we reinvest into nascent market opportunities—driving a self-reinforcing cycle of constant innovation and potentially creating significant additional value.
Segments in Our Vertically-Integrated Innovation Engine
We have three reportable segments in our vertically integrated innovation engine: Space, Connectivity, and AI. In our Space segment, we design, manufacture, and launch reusable rockets to provide high cadence, reliable, and affordable access to space at unprecedented scale. In our Connectivity segment, we operate a worldwide high-speed, low-latency broadband data and communications network powered by over 8,900 Starlink broadband and mobile satellites in Low-Earth Orbit, delivering connectivity to millions of consumer, enterprise, and government customers across 156 countries, territories, and other markets. In our AI segment, we operate a highly vertically integrated AI platform spanning our truth-seeking frontier model Grok, AI solutions for consumer and enterprise customers, X—
our real-time information, entertainment, and free speech platform—and AI computational infrastructure.

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Our financial results reflect the strength of our operating model and our ability to create and scale multiple new businesses. Our Space and Connectivity segments contributed the substantial majority of our consolidated revenue in 2025, demonstrating the benefits of their scale and operating leverage in our vertically integrated business model.
In 2025, our Space segment generated revenue of $4,086 million, loss from operations of $(657) million, and
Segment Adjusted EBITDA of $653 million. Additionally, our Space segment funded $3,004 million in research and development expense during 2025 for our next-generation Starship launch vehicle program. Starship is designed to enable a step-function change in our launch capability across reusability, payload capacity, and launch cadence and is the key enabler of our long-term growth strategy by unlocking entirely new categories of missions. Our
Connectivity segment, primarily driven by Starlink, generated revenue of $11,387 million, income from operations of $4,423 million, and Segment Adjusted EBITDA of $7,168 million in 2025, representing year-over-year growth of
49.8%, 120.4%, and 86.2%, respectively, benefiting from subscriber growth, increasing enterprise adoption, and continued improvement in network efficiency. In our newly acquired AI segment, we plan to prioritize growth and investment to capture significant opportunities in AI applications and compute infrastructure. In 2025, our AI segment generated revenue of $3,201 million, loss from operations of $(6,355) million, and Segment Adjusted
EBITDA of $(1,237) million, reflecting its earlier stage of development and continued investments to support long-
term growth opportunities in AI.
Segment Adjusted EBITDA is a non-GAAP measure. Please refer to the section titled “—Non-GAAP Financial
Measures” for additional information on our non-GAAP financial measures, including reconciliations of Segment
Adjusted EBITDA to segment income (loss) from operations, the most directly comparable GAAP measure.
Space
Since our founding in 2002, SpaceX has cracked the code on accessing space at scale, transforming an industry characterized by decades of stagnation, risk aversion, and economically perverse cost structures. We design, manufacture, launch, and refurbish reusable launch vehicles that provide cost-efficient, reliable, and high-cadence access to space for our own purposes as well as for third-party commercial and government customers. We use four primary launch facilities in the United States, as well as seven landing facilities comprising autonomous drone ships and landing pads that we use based on the type of rocket and required orbital path. Our extensive vertical integration and end-to-end control over the entire value chain, from design to launch to operations, allows us to achieve unprecedented speed and cost efficiency.

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Falcon 9 First Stage Booster Landing
As of December 31, 2025, SpaceX had launched a total mass to orbit of approximately 7,000 metric tons with an over 99% mission success rate across our Falcon rockets. We have completed approximately 600 orbital space launches, and over 500 of those launches were completed by a flight-proven Falcon rocket. In 2025 alone, SpaceX completed 170 missions across Falcon and Starship vehicles and 159 flight-proven booster launches with an over
99% success rate on attempted booster recoveries. We launched over 2,200 metric tons, representing over 80% of mass to orbit for the world in 2025. With the first successful launch of Falcon 1 in 2008, we became the first private company to successfully launch a liquid-fueled rocket to Earth’s orbit. Just two years later, in 2010, the commercial debut of the Falcon 9 rocket revolutionized space access by delivering unprecedented cost efficiency. For example, according to NASA, the first version of Falcon 9 in 2010 reduced launch cost to approximately $2,700 per kilogram, which represented a reduction of approximately 85% compared to the historical average launch cost per kilogram of
$18,500. The first version of Falcon Heavy in 2018 further reduced this cost to $1,400 per kilogram, a reduction of approximately 92% compared to the historical average. We have also reduced our internal cost of launch through a combination of engineering improvements, manufacturing efficiencies, and economies of scale—most notably, through our ability to drive more frequent reuse of rockets.
We generate Space revenue primarily through launch and mission services of Falcon 9, Falcon Heavy, and Dragon provided to commercial and government customers. We fly to LEO, MEO, GEO, lunar, and interplanetary trajectories, as well as the International Space Station. Our Space segment revenue is derived from fixed-price contracts related to the development and provision of launch services for both commercial customers and governmental agency space programs, either at a “point in time” or “over time.”
We manage our Space segment to support our businesses and those of our customers. We plan launches and allocate payloads in advance, although it can be difficult to manage the timing of customer payload arrivals. When an expected customer payload for a planned launch is not available, we instead use launch capacity for our satellites. As a result, we adjust expected launch payloads frequently, impacting period-to-period financial comparison. For a majority of customer payloads, revenue and costs are primarily recognized at the launch or deployment of the customer’s spacecraft to its intended orbit, with some revenues and costs being recognized over time. For launches dedicated to deploying our Starlink satellites, we capitalize the associated costs within our Connectivity segment and depreciate them over time, and we do not recognize revenue for those launches in our Space segment. We allocate a

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significant amount of launch capacity to our Connectivity segment, and expect to allocate a significant amount to our AI segment in the future. Our Space segment revenue only reflects customer launches and other customer activities. As a result, notwithstanding an increasing launch cadence, our Space segment has relatively lower revenue scale and revenue growth compared to our other segments, though its financial results do not reflect the foundational strategic value that it provides to us in bolstering the growth of our Connectivity and AI segments.
Connectivity. Starlink provides global access to high-speed internet, including underserved rural and remote communities worldwide. As of December 31, 2025, we had over 8,900 Starlink broadband and mobile satellites in
Low-Earth Orbit, providing broadband connectivity to approximately 8.9 million Starlink Subscribers across 156 countries, territories, and other markets. We also provide satellite-to-mobile texting and over-the-top voice services to approximately 7 million monthly unique devices across more than 20 countries.
Starlink Mini
•Starlink Consumer Broadband. We operate the world’s largest and most advanced space-based internet broadband service with median latency at approximately 25 milliseconds in December 2025. We provide fiber-
like download speeds—at a median of 220 Mbps during peak hours for residential users as of December 2025—
and the technological capability to provide service everywhere on Earth, including the poles. This service quality is enabled by our vast network of over 8,900 Starlink broadband and mobile satellites in Low-Earth
Orbit, which accounted for approximately 75% of all active maneuverable satellites in orbit as of December 31,
2025. We expect to deploy our next-generation V3 Starlink satellites, designed to offer one Tbps of downlink capacity per satellite, in the second half of 2026. We expect that a single Starship launch will be capable of deploying up to 60 V3 Starlink satellites to LEO, representing a potential twenty-fold increase in Starlink downlink capacity deployed relative to a Falcon 9 launch. As of December 31, 2025, we had approximately 8.9 million Starlink Subscribers, up approximately 100% from 4.4 million subscribers a year prior. We charge our
Starlink Subscribers a monthly subscription fee, which varies based on geographic market and download speed, plus typically a one-time upfront terminal cost.
•Enterprise Solutions. SpaceX is a critical partner to a wide array of enterprises. We offer Starlink’s high-
speed, low-latency, reliable internet services to enterprise customers across industries including construction, agriculture, retail, telecom, hospitality, aviation, maritime, and land mobility. Starlink’s unique capabilities are well‑suited for deployments across field offices, remote worksites, research stations, drilling rigs, rural

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hospitals, aircraft, cruise ships, trains, and hotels. Our enterprise customers include companies such as United
Airlines, Carnival, Maersk, and John Deere, among others. We also serve a broad fixed‑site customer base across industries such as retail and financial services that require high availability for critical operations as well as reliable connectivity in remote or hard-to-serve locations. As companies continue to invest in secure and resilient networks and backup systems to keep critical infrastructure online—such as point‑of‑sale and payment processing systems—we often start as a backup solution and then transition to being the primary solution. Our enterprise contracts are based on a combination of subscriptions, data consumption, capacity, or other pricing models depending on each customer’s particular needs. Since 2023, no Starlink Enterprise customer having contributed more than $750,000 of annual revenue has voluntarily discontinued their service, demonstrating the strong performance and value of our offering. This is despite the ability of our customers to cancel the service at any time.
•Government Solutions. For our government customers, we provide high-speed, resilient connectivity for public services, social impact, humanitarian efforts, and disaster response in even the most remote and challenging environments. Examples include support for the FEMA in coordinating disaster recovery after hurricanes and wildfires, the NOAA for at-sea testing and environmental monitoring, the Government of the
Philippines for linking remote islands, schools, and public institutions, the Government of Jamaica for improving digital access in remote and maritime areas, and the Government of Ecuador for supporting education and healthcare connectivity in isolated communities. Separately with Starshield, we have leveraged our commercial LEO satellite constellation engineering learnings and operational experiences to develop a secure, dedicated satellite network designed specifically for United States Government customers and national security applications.
•Starlink Mobile. We provide satellite-to-mobile connectivity, supplementing terrestrial networks and substantially reducing mobile “dead zones” across more than 20 countries. We partner with MNOs including major wireless carriers like T-Mobile in the United States, and other international operators including One NZ,
Optus, Telstra, Rogers, KDDI, Salt, Entel, Kyivstar, and VMO2. Through these partnerships, we enable consumers, businesses, and public-sector customers to use their existing phones in more places, support critical connectivity during disasters and power outages, and open new applications for low-bandwidth mobile and IoT devices. Our current capabilities under our “V1” constellation (consisting of approximately 650 dedicated mobile satellites in orbit) include light data, text messaging (SMS), and over-the-top voice services (e.g.,
WhatsApp, FaceTime, Skype). We are developing more comprehensive satellite-to-mobile services, including broadband data and IoT connectivity, which are expected to deliver resilient, infrastructure-independent connectivity worldwide at 5G-like speeds. We have partnerships with over 20 MNOs on six continents, covering an area that is home to more than 1.4 billion people. We charge MNOs either a fixed fee or a per-
mobile user fee-based amount, which is typically passed through to the customer via the carrier as an “add-on”
feature.
We generate revenue in our Connectivity segment primarily through subscription fees from consumer subscribers.
We drive consumer revenue through monthly subscription fees based on geographic market and download speed, recognizing revenue ratably over the service period, plus typically a one-time sale of a kit. In addition, we generate revenue from enterprises through contracts structured as a combination of subscriptions, data consumption, and capacity, or on a percentage-of-completion basis, depending on each customer’s particular needs. We generate government revenue via long term contracts for Starshield, a secure satellite network designed specifically for government customers and national security applications. We also earn Starlink Mobile revenue through revenue-
sharing arrangements with MNO partners, based on connectivity services included in their plans.
In 2025, revenue from consumer subscribers represented over 60% of Connectivity segment revenue. We expect revenue from consumer subscribers to remain the primary driver of Connectivity segment growth, and that Starlink
Mobile will become a significant new contributor of Connectivity segment revenue.
AI. We operate a highly vertically integrated AI platform spanning gigawatt-scale AI compute infrastructure, our truth-seeking frontier AI model, Grok, AI solutions for consumer and enterprise customers, and X, our real-time information, entertainment, and free speech platform. We believe AI is rapidly converging toward AGI, where human cognitive capabilities can be replicated and scaled at machine speeds, profoundly augmenting human

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productivity. Once an AGI system exists, its true value derives from the ability to create limitless duplicates of human-like intelligence, necessitating vast computational resources and cost-efficient deployment to achieve meaningful scale. Without large-scale, power-efficient infrastructure, AGI cannot be deployed broadly or economically—making such infrastructure a critical strategic differentiator.
MACROHARD Facility in Memphis, Tennessee
•AI Compute Infrastructure. xAI has established a leading position in building and scaling terrestrial AI compute infrastructure, becoming the first company to deploy a coherent gigawatt-scale AI training cluster. Our
AI compute facilities, COLOSSUS and MACROHARD, collectively provide 0.7 gigawatts of compute power, with additional power capacity available for data center operations. Our first-principles thinking enables us to build coherent compute at scale and at rapid speed with lower costs than most other companies in the industry.
We brought the first cluster of COLOSSUS online in 122 days, repurposing the shell of an existing factory, and the first cluster of MACROHARD online even faster in 91 days. As an illustrative comparison, 91 days represents an eight-fold faster deployment timeline compared to an industry benchmark of approximately two years to bring online a 100 megawatt greenfield data center. We also demonstrated an over four-fold improvement in cost efficiency, achieving data center construction costs of $2.7 million per megawatt for the first two clusters of MACROHARD compared to an industry benchmark of approximately $12.3 million per megawatt. This dual speed and cost advantage stems from our complete vertical integration and the shared culture infused by our founder, Mr. Musk, across our Space, Connectivity, and AI segments. The addition of
TERAFAB, an announced chip manufacturing initiative in partnership with Tesla, aims to further extend our vertical integration to chip design and manufacturing to alleviate potential future chip shortages, optimize compute performance, and potentially reduce overall compute costs. We believe that the key constraints in the continued growth of AI are physical—chip manufacturing, data center infrastructure, and power generation; the future of AI will be determined by the control of the physical stack.
•Truth-Seeking Frontier Model. xAI has developed one of the world’s most advanced, truth-seeking frontier models with Grok. Since launching Grok-1 in November 2023, we have released four major versions and notable variations thereof, achieving one of the fastest iteration cycles in the industry, culminating in Grok-4.20
(February 2026), which we believe delivers leading performance across editing, emotional intelligence, and voice interactions. Grok has reached complex reasoning, creative image generation and frontier-level

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performance across a broad range of challenging benchmarks—including reasoning, mathematics, coding, multimodal understanding, and general knowledge—in under two years from company founding, faster than the timelines demonstrated by other leading model providers. This accelerated rate of innovation stems from our highly vertically integrated stack: full ownership of training infrastructure, access to the world’s most powerful compute clusters, and relentless focus on truth seeking and real-world utility. A key competitive differentiator is
Grok’s deep integration with X, enabling proprietary access to a real-time information stream of approximately
350 million daily posts, which enhances freshness, relevance, and contextual awareness for Grok. This direct, real-time access to the information and human discourse on X enhances Grok’s truth-seeking capabilities by grounding outputs in up-to-date knowledge and diverse viewpoints. We believe that this combination of compute infrastructure scale and the massive dataset available to us through X, subject to some limitations for certain content, has allowed us to train our cutting-edge models far more comprehensively than others, achieve industry-leading performance, and provide model outputs that analyze real-time information on global events.
We expect that our compute infrastructure and direct access to real-time data via X constitute substantial performance advantages for Grok that will result in increasingly rapid and dramatic iteration cycles.
•Consumer and Enterprise Applications. We leverage our leading frontier models and compute infrastructure to deliver consumer and enterprise applications. In under six months, we developed Grok Voice, a real-time speech engine, including in multilingual performance. In the 30 days ending on December 31, 2025, our image and video generation system, Imagine, produced approximately eight billion images and over 1.8 billion videos.
We are also developing Macrohard, an agentic AI platform, which is an AI project between SpaceX and Tesla.
Macrohard is designed to be capable of fully emulating digital workflows and augmenting human operation of computers—from coding and product development to management and entire business processes—using sophisticated autonomous agents. We believe Macrohard will have the potential to fundamentally transform how companies are structured and operate, thereby allowing dramatic increases in human productivity. In addition, we believe our existing government relationships and track record as large government contractors are a structural advantage as governments become significant consumers of AI applications.
As of December 31, 2025, our integrated AI platforms across Grok and X supported over one billion accounts, including over 550 million MAUs. A growing portion of our users are subscribers paying for SuperGrok,
SuperGrok Heavy, and X Premium / Premium+ tiers for additional access and features. We also monetize user activity through high-impact advertising inventory on X. We believe X’s scale, real-time engagement, and integration with Grok provide a differentiated foundation for building a unified user experience across communication, content discovery, commerce, and financial services, among others. For enterprises, we offer tailored deployments of Grok customized to specific workflows and security needs through Grok Business and
Grok Enterprise, sold on license-, consumption-, or outcome-based pricing models.
Our Capital Allocation and Funding Strategy
Since our beginning, we have managed through multiple investment cycles. We initially raised capital to fund what is now our Space segment, which generates revenue from commercial and government customers while serving as the backbone for our Connectivity segment. We invested in our Connectivity segment as we generated Segment
Adjusted EBITDA from our Space segment, along with additional equity capital that we raised externally, creating a segment that generates predictable and recurring revenue from consumer, enterprise, and government customers. We continue to invest meaningfully in both our Space and Connectivity segments to build out the infrastructure of the future through our next-generation Starship launch platform and our expanded Starlink broadband and mobility networks.
We have a stellar track record of capital allocation and value creation in Space and Connectivity. Since SpaceX’s founding in 2002, we have raised over $9 billion of equity capital to fund the development and growth of these two business segments. The Space segment became Segment Adjusted EBITDA positive on a sustained basis beginning in 2018 and the Connectivity segment became in aggregate Segment Adjusted EBITDA positive on a sustained basis beginning in 2023. In 2025, our Space segment generated a loss from operations of $(657) million and Segment
Adjusted EBITDA of $653 million, including the impact of funding $3,004 million in research and development expense for our next-generation Starship launch vehicle program. In 2025, our Connectivity segment generated income from operations of $4,423 million and Segment Adjusted EBITDA of $7,168 million.

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We acquired xAI in February 2026, which forms the basis of our AI segment. We expect to allocate substantial capital to expand our compute infrastructure, and we expect a multi-year investment horizon before these deployments translate into sustained positive AI Segment Adjusted EBITDA. During this investment period, our capital expenditures will scale as quickly as we are able to deploy power and compute to address the $26.5 trillion potential market opportunity for AI. We plan to access a range of debt and equity financing solutions available to us as a public company to fund future investments in growth and to maintain strong liquidity. We aim to maintain an investment grade credit rating.
Segment Adjusted EBITDA is a non-GAAP measure. Please refer to the section titled “—Non-GAAP Financial
Measures” for additional information on our non-GAAP financial measures, including reconciliations of Segment
Adjusted EBITDA to segment income (loss) from operations, the most directly comparable GAAP measure.
Key Business Metrics
We use the following key business metrics to evaluate our business, measure our performance, identify trends, formulate business plans, and make strategic decisions.
Space
In our Space segment, we use mass to orbit and launches as key business metrics to measure our scale and throughput. Mass to orbit and launches grow more rapidly than Space segment revenue because these metrics include our internal constellation deployments from which we do not recognize inter-segment revenue.
Mass to Orbit: Mass to orbit is the total kilograms of payload that we deploy to orbit in a given period, and is a key indicator of SpaceX’s capacity and scalability that supports Space revenue and drives expansion across our
Connectivity and AI segments. We calculate this metric by summing verified mass, including Starlink satellites, customer payloads, and development cargo, from all successful orbital and flight tests. This measure excludes failed or scrubbed attempts. We increased mass to orbit from 1,210 metric tons in 2023 to 2,213 metric tons in 2025.
Falcon 9 launches contribute steadily at an average capacity of 12 metric tons per mission to various orbits while we transition to Starship, which is designed to be fully reusable and capable of delivering over 100 metric tons.
Mass to Orbit (in metric tons)

2,500
2,000
1,500
1,000
500
0
1,210
1,699
2,213
2023
2024
2025

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Launches: Launches are a key measure of our operational scale, which in turn supports our revenue growth and mission to expand humanity’s presence in space. Launches in a period represent the sum of all successful orbital and flight tests across our rockets, including internal Starlink deployments, development tests, and launches for our third-party customers, and excluding any cancellations or scrubs that occurred in that period. Falcon 9 is the most active orbital launch vehicle today, with approximately 580 orbital space launches as of December 31, 2025, and an over 99% mission success rate. In 2025, we launched 165 Falcon 9 rockets, of which 157 were flight-proven booster launches. While we have steadily increased our Falcon 9 launch cadence over recent years, we expect Falcon 9 launches to decrease over time. While Falcon 9 currently drives the majority of our launch activity, we expect
Starship, which is designed to be the world’s first fully, rapidly, reusable launch vehicle, to become a larger contributor to our launch volume as it enters operational service. As the most powerful launch system ever developed, we expect that Starship V3 will be able to carry a payload of over 100 metric tons. To date, we have executed 11 Starship flight tests to advance our goal of rapidly and fully reusable orbital capability, a breakthrough we believe will transform our launch economics and benefit both our business and customers who rely on our launch services. We allocate a significant amount of launch capacity to our Connectivity segment, and expect to allocate a significant amount to our AI segment in the future. Our Space segment revenue only reflects our customer launches and customer activities.
Launches

200
150
100
50
0
98
96
138
134
170
165
2023
2024
2025
FALCON
STARSHIP

Connectivity
In our Connectivity segment, we view Starlink Subscribers and Starlink Subscriber ARPU as key business metrics to evaluate our growth and monetization.
Starlink Subscribers: We define a Starlink Subscriber as a unique Service Line that is directly assigned to a
Starlink.com account registered to a person or entity that does not have a direct, negotiated agreement with the
Starlink sales team. A Service Line is an individual instance of Starlink broadband internet service provisioned under a subscription plan, generally associated with a specific Starlink terminal or group of terminals, and billed according to Starlink’s service plans and terms of service. The number of Service Lines is distinct from the number of unique devices, account holders, end users or physical persons. An individual, household, or business may share a single Service Line among multiple end-users. Likewise, an individual, household, or business may maintain

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multiple service lines (e.g., both a Residential Service Line and a separate Roam Service Line, which would be defined as two separate Service Lines and therefore two Starlink Subscribers).
We use this measure to assess the adoption of Starlink as we expand within and across geographies and business segments. Starlink Subscribers includes both Personal (e.g., Residential and Roam) and Business (e.g., Local
Priority and Global Priority) subscription plans, but does not include managed enterprise and government customers with contracts in domains including aviation, maritime, land mobility, fixed sites and government entities. We calculate Starlink Subscribers for a period as the number of unique Service Lines at the end of the period. Starlink
Subscribers totaled approximately 8.9 million and 4.4 million, up 100% and 97% on a year-over-year basis, in the years ended December 31, 2025 and December 31, 2024, respectively.
Starlink Subscribers
Starlink Subscriber ARPU: We calculate ARPU as service revenue generated from Starlink Subscribers during the period divided by (i) the average number of Starlink Subscribers during the period and by (ii) the number of months in the period. Our strategy is focused on driving sustainable revenue growth and expanding our margins through operational efficiencies and technological advancements, rather than prioritizing increases in ARPU. This approach aligns with our long-term vision of expanding global connectivity and market access. We generally expect Starlink
Subscriber ARPU to decline over the next few years as the portion of our subscriber base outside North America continues to grow, as we add lower priced service plans, and as we adjust the monthly service plan fees we charge for broadband offerings. However, we expect these dynamics to be offset by increased scale and technological advancement in our launch, satellite, and user terminal operations, ultimately supporting overall revenue growth and cost reduction.

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Starlink Subscriber ARPU (in dollars per month)

$100
$80
$60
$40
$20
$0
$99
$91
$81
2023
2024
2025

AI
Nameplate Compute Draw: We calculate Nameplate Compute Draw for a period as the number of GPUs installed in our data centers at the end of the period multiplied by their respective all-in power draw. Nameplate Compute Draw reflects installed capacity and does not represent actual power consumption or utilization. It does not include power we install and use for our supporting infrastructure such as cooling systems, power distribution losses, lighting, security systems, or facility-level overhead. We use this metric to assess our ability to deploy and scale compute capacity.
Nameplate Compute Draw (in gigawatts)

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Segment Income (Loss) from Operations
Space Income (Loss) from Operations
Space income (loss) from operations for the year ended December 31, 2025 decreased by $678 million to $(657)
million compared to $21 million for the year ended December 31, 2024, while Space income (loss) from operations for the year ended December 31, 2024 increased by $22 million to $21 million for the year ended December 31,
2024 compared to $(1) million for the year ended December 31, 2023. The year-over-year decrease in 2025 was primarily driven by an accelerated investment in development of the Starship vehicle as well as launch facilities to support future Starship launches, partially offset by an increase in revenue and decrease in cost of revenue.
Connectivity Income (Loss) from Operations
Connectivity income from operations for 2025 increased $2,417 million to $4,423 million compared to $2,006 million for the year ended December 31, 2024 while Connectivity income from operations for the year ended
December 31, 2024 increased $1,537 million to $2,006 million compared to $469 million for the year ended
December 31, 2023. The year-over-year increase in 2025 was primarily driven by increased revenue from growth of our consumer and enterprise customers by $2,378 million and $1,410 million, respectively, partially offset by higher depreciation of capitalized launch and satellite costs due to the increase in Starlink flights, as well as higher marketing and international expansion costs to drive subscriber growth.
AI Income (Loss) from Operations
AI segment income (loss) from operations for 2025 decreased $4,794 million to $(6,355) million compared to
$(1,561) million for the year ended December 31, 2024, while AI segment income (loss) from operations for the year ended December 31, 2024 increased $2,412 million to $(1,561) million compared to $(3,973) million for the year ended December 31, 2023. The decrease in 2025 was primarily driven by higher cloud computing costs, facilities-related costs and employee expenses, partially offset by higher revenue.
Segment Adjusted EBITDA
Segment Adjusted EBITDA is defined as segment income (loss) from operations excluding (i) depreciation and amortization, (ii) share-based compensation, (iii) restructuring charges and (iv) impairment.
Space Segment Adjusted EBITDA
Space Segment Adjusted EBITDA for 2025 decreased $501 million to $653 million compared to $1,154 million in
2024, while Space Segment Adjusted EBITDA for 2024 increased $157 million to $1,154 million compared to $997 million in 2023. The year-over-year decrease in 2025 was primarily driven by an accelerated investment in development of the Starship vehicle, as well as launch facilities to support future Starship launches, partially offset by an increase in NASA Cargo Resupply Services (CRS) for additional missions to the International Space Station, along with increased revenue from a U.S. Department of War contract. Our Space Segment Adjusted EBITDA is also driven by the reusability and efficiency of our rockets, which boosts cadence and reliability and supports a diversified base of commercial and government customers. These efforts have created a strong foundation for our
Space Segment Adjusted EBITDA, and we believe position us to unlock further high-value opportunities in the expanding space economy.
Connectivity Segment Adjusted EBITDA
Connectivity Segment Adjusted EBITDA for 2025 increased $3,319 million to $7,168 million compared to $3,849 million in 2024 while Connectivity Segment Adjusted EBITDA for 2024 increased $2,247 million to $3,849 million compared to $1,602 million in 2023. The year-over-year increase in 2025 was primarily driven by higher revenue from growth in our consumer and enterprise customers, partially offset by higher marketing and international expansion costs to grow our subscribers, as well as higher research and development costs for our next-generation product development. We have driven our strong sequential Connectivity Segment Adjusted EBITDA growth by expanding the scale and efficiency of our LEO satellite constellations and our highly verticalized supply chain, which has delivered major cost reductions in user terminal production.

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AI Segment Adjusted EBITDA
AI Segment Adjusted EBITDA for 2025 decreased $1,584 million to $(1,237) million compared to $347 million in
2024 while AI Segment Adjusted EBITDA for 2024 decreased $875 million to $347 million, compared to $1,222 million in 2023. The decrease in 2025 was primarily driven by higher cloud computing costs, facilities-related costs and employee expenses, partially offset by higher revenue. AI Segment Adjusted EBITDA is primarily driven by our strategy to rapidly and cost-effectively scale compute infrastructure. We expect to continue to expand our terrestrial data centers, and to launch orbital data centers, and we expect a multi-year investment horizon before these deployments translate into sustained positive Segment Adjusted EBITDA for our AI segment.
Segment Adjusted EBITDA is a non-GAAP measure. Please refer to the section titled “—Non-GAAP Financial
Measures” for additional information on our non-GAAP financial measures, including reconciliations of Segment
Adjusted EBITDA to segment income (loss) from operations, the most directly comparable GAAP measure.
Capital Expenditures
The following table presents our capital expenditures by segment:

	Year Ended December 31,
(in millions)	2025	2024	2023
Space ..............................................................................................	$3,832	$2,032	$1,497
Connectivity ...................................................................................	4,178	3,498	2,455
AI ....................................................................................................	12,727	5,633	463
Total Capital Expenditures .............................................................	$20,737	$11,163	$4,415
Space Capital Expenditures
Space capital expenditures for 2025 increased $1,800 million to $3,832 million compared to $2,032 million in 2024, while Space capital expenditures for 2024 increased $535 million to $2,032 million compared to $1,497 million in
2023. The increase in each year-over-year period was primarily driven by increased investment in our launch site infrastructure for Starship.
Connectivity Capital Expenditures
Connectivity capital expenditures for 2025 increased $680 million to $4,178 million compared to $3,498 million in
2024, while Connectivity capital expenditures for 2024 increased $1,043 million to $3,498 million compared to
$2,455 million in 2023. The increase in each year-over-year period was primarily driven by higher capitalized launch and satellite costs due to an increase in Starlink flights and an increased investment in our ground infrastructure.
AI Capital Expenditures
AI capital expenditures for 2025 increased $7,094 million to $12,727 million compared to $5,633 million in 2024, while AI capital expenditures for 2024 increased $5,170 million to $5,633 million compared to $463 million in
2023. This increase was primarily driven by significant investments in the rapid expansion of our terrestrial data centers, including the development, construction, and equipping of new facilities and supporting infrastructure.
Drivers of Our Performance
Developing Starship. Starship is our next-generation vehicle that we expect will dramatically expand our launch capability through full and rapid reusability combined with unprecedented mass to orbit capability. As the most powerful launch system ever developed, we expect that Starship V3 will be able to carry a payload of over 100 metric tons, and that future generations could reach 200 metric tons, potentially as soon as Starship V4. Starship is central to our goal of unlocking growth through our unique vertically integrated business model. Starship is expected to be the only vehicle with fully reusable first and second stages, which is critical to reducing launch costs and increasing launch cadence. We believe that Starship can eventually reduce the cost to reach orbit by 99% or more

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relative to the historical average launch cost per kilogram according to NASA of $18,500, establishing a scalable path to creating the infrastructure of the future, such as orbital AI compute.
We have already demonstrated catching and reusing the first stage booster for Starship through our innovative
“chopsticks” method to catch the booster. We have launched 11 Starship flight tests, with V1 Starship launched six times and V2 launched five times. Future test launches will use V3, our next-generation super heavy booster and upper stage. This next-generation Starship introduces major changes for better orbital performance and reusability.
We plan to demonstrate key development milestones of catching the upper stage and demonstrating in-orbit propellant transfer capabilities. These milestones will be the key unlocks for a rapidly reusable rocket that we expect will take hundreds of thousands of tons of mass to orbit to drive growth in our Connectivity and AI segments, and allow us to develop the lunar economy and eventually to reach Mars.
Launch Costs and Cadence. Our launch costs and cadence underpin the foundational competitive advantage that enables the performance of each of our segments. The reusability of our launch vehicles meaningfully reduces the cost per kilogram to orbit by eliminating or limiting the need to manufacture new vehicles for every mission.
Reusability also enables higher launch cadence by shortening the time between flights, as vehicles can be rapidly reflown after their return. These factors enable performance in our Connectivity segment by supporting faster and more cost‑effective deployment of our satellite constellations. We expect they will support our AI segment as we aim to deploy a large fleet of orbital AI compute. We expect continued enhancements to our launch infrastructure and launch vehicles, including Starship, to drive cost down and throughput up, extending these benefits to our businesses, as well as to our third‑party customers who rely on our launch capabilities. As we continue to reduce launch costs and increase launch cadence, we expect to transform the rocket launch industry into airline-like operations, enabling continuous and affordable access to space. Period-to-period comparisons of launch costs and cadence are impacted by factors out of our control, including timing of delivery of customer payloads which impacts the mix of customer and internal payloads and related financial reporting, or weather which can delay a launch from one period to another.
Increasing Satellite Capacity. The scale, reliability, and capacity of our LEO broadband and mobile satellite constellations drive our Connectivity segment’s growth and operating performance. In 2025, launching and operating higher-throughput satellites supported Starlink’s service quality and customer reach by increasing available network capacity and improving service consistency during peak usage periods. As of December 31, 2025, we operated over 8,900 Starlink broadband and mobile satellites in Low-Earth Orbit, with the majority composed of our second-generation, V2 Mini satellites. We expect to deploy our next-generation V3 Starlink satellites, designed to offer one Tbps of downlink capacity per satellite, in the second half of 2026 and expect that a single Starship launch will be capable of deploying up to 60 V3 Starlink satellites to LEO, representing a 20-fold increase in
Starlink downlink capacity deployed relative to a Falcon 9 launch.
We also provide satellite-to-mobile connectivity, supplementing terrestrial networks and substantially reducing mobile “dead zones” in more than 20 countries. During 2025, we grew our constellation from approximately 360 mobile V1 satellites to approximately 650 mobile V1 satellites. Through this constellation and in partnership with more than 20 mobile network operators, we provided data, over-the-top voice, and messaging services to approximately 7 million monthly unique devices over 20 countries. During 2025, we also entered into agreements to acquire 65 MHz of spectrum in the United States as well as certain global Mobile Satellite Service spectrum licenses from EchoStar for $19.6 billion of equity and cash consideration, as described below under “—Liquidity and Capital
Resources—Material Cash Commitments.” We expect the spectrum acquisition to close in November 2027, subject to required regulatory approvals and other closing conditions. We expect the wider bandwidth operations enabled by this spectrum purchase will provide stronger support for current performance and potential future services, including broadband data and IoT connectivity at 5G-like speeds.
These investments in satellite scale, per-satellite capacity, and expanded capabilities are instrumental to the growth and operating performance of our Connectivity segment, enabling us to onboard new users while improving service quality.

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Increasing Starlink Brand Awareness and Acquiring New Subscribers. Our growth is driven in part by increased global awareness of Starlink’s capabilities and our ability to convert that awareness into customer adoption. Trust, visibility, and demonstrated reliability are central to customer acquisition, particularly for those in remote and infrastructure-limited regions. Proven performance in rural, remote, and disaster-affected areas, along with strong brand awareness, reinforces Starlink’s reputation as essential infrastructure, leading to higher adoption in new markets.
As of December 31, 2025, we had over 8,900 Starlink broadband and mobile satellites in Low-Earth Orbit, operating the world’s most advanced broadband constellation providing internet connectivity to approximately 8.9 million
Starlink Subscribers across 156 countries, territories, and other markets, collectively home to more than 3.2 billion people. We are focused on growing the number of Starlink Subscribers by expanding our consumer distribution network across thousands of authorized retail stores globally, and executing region-specific marketing campaigns to increase brand awareness. By clearly demonstrating Starlink’s superior speed, low-latency, and ease of installation, we expect to drive meaningful subscriber growth.
We plan to deepen our penetration with enterprise and government customers through direct, vertical-specific acquisition strategies. In recent years, we have assembled dedicated sales and engineering teams to market and support fleet-wide conversions in aviation and maritime, customized deployments for land mobility, and specialized networks for secure government applications via Starshield. By leveraging proven performance in mission-critical environments and expanding through channel partners in select geographies, we expect to drive increased adoption among high-value enterprise and government accounts.
Accelerating Investment in Growth and Innovation. We are simultaneously developing and scaling a wide range of complex, capital‑intensive projects, including Starship and terrestrial and orbital AI compute. We believe speed is a competitive advantage, and periodically we decide to increase and accelerate our investments. For example, in 2025 we accelerated our timeline for Starship development, increasing R&D in our Space segment to $3,004 million, compared to $1,835 million in 2024. In our AI segment, in 2025 we successfully accelerated deployment of compute for the development of Grok, increasing R&D in our AI segment to $5,064 million, compared to $1,176 million in
2024. We believe pursuing multiple ambitious programs in parallel enables us to compound advantages across our vertically integrated innovation engine and unlock new large addressable markets over time. The timing of our investments is not fixed and may accelerate based on technical progress, market opportunity, or resource availability. As a result, our operating results, margins and profitability may fluctuate from period to period as we continue to prioritize execution speed, capacity expansion, and technological leadership over near‑term margin optimization. We believe that this approach maximizes long‑term value creation by allowing us to move faster than competitors, scale earlier in emerging markets, and reinforce durable competitive advantages that we expect to benefit our business over time.
Supply Chain and Manufacturing Efficiency for User Terminals. The operating performance of our Connectivity segment depends in part on the cost and availability of user terminals at scale. We are vertically integrated across terminal design, production, and support, including silicon, hardware, software, manufacturing, fulfillment, and operations, which enables us to control our means of production as well as rapidly iterate to continuously improve the performance of our user terminals and optimize product cost. Since our initial launch of our user terminal, we have optimized the design of our phased-array antennas, our self-aligning antenna responsible for connecting user equipment to our LEO satellite network, for manufacturability and high-volume scale. Over the past five years, we have significantly lowered production costs and have scaled terminal output to approximately 150,000 terminals per week. We plan to continue to further scale production significantly and make gains that improve margins, lower customer barriers, and broaden addressable markets.
Scaling our AI Compute Rapidly and Efficiently. Our ability to rapidly and cost-effectively scale AI compute is a significant driver of our competitiveness. We view scaling of compute capacity through a simple lens: power availability and the powered shell together determine how quickly we can deploy compute, and our model and serving stack in that powered shell determines how efficiently we convert that compute into useful tokens. In order to scale our AI segment rapidly and efficiently, our strategy is extreme vertical integration, “from shovels to tokens.”

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Power Availability and Powered Shells. We have demonstrated an industry-leading ability to rapidly deploy large-scale data center infrastructure at unprecedented speed and cost efficiency. Our COLOSSUS and
MACROHARD data centers collectively provide over 0.7 gigawatts of compute power, with additional power capacity available for data center operations. We brought the first cluster of COLOSSUS online in 122 days, repurposing the shell of an existing factory, and the first cluster of MACROHARD online even faster in 91 days. As an illustrative comparison, 91 days represents an eight-fold faster deployment timeline compared to an industry benchmark of approximately two years to bring online a 100 megawatt greenfield data center. We also demonstrated an over four-fold improvement in cost efficiency, achieving data center construction costs of $2.7 million per megawatt for the first two clusters of MACROHARD compared to an industry benchmark of approximately $12.3 million per megawatt.
COLOSSUS and MACROHARD were brought online almost entirely through on-site power generation capabilities that we designed, built, and deployed ourselves. We view our proven ability to construct power infrastructure at this scale and speed as a significant competitive advantage. We partner closely with local utilities to fund grid infrastructure expansions and access excess capacity, while proactively curtailing our grid usage whenever required to prioritize community needs. Megapacks—utility-scale battery storage systems—
deliver critical redundancy and help stabilize operations during peak demand. Going forward, MACROHARD and MACROHARDRR are expected to be primarily powered by a dedicated natural gas power plant, supplemented over time by additional grid capacity that we are directly funding through our local utility partners. Our comprehensive expertise across the full infrastructure stack—from power procurement and on-site generation to distribution and advanced cooling systems—enables us to translate available power into usable compute capacity with exceptional efficiency. As we continue to scale and optimize, we expect to drive further improvements in Power Usage Effectiveness. These gains will reinforce our long-term cost per token leadership and accelerate the path from buildout to monetization.
AI Token Generation Efficiency. We are highly vertically integrated. We design, own or lease, and install all of our powered shells and dedicated processor capacity. This full-stack ownership enables us to efficiently convert power capacity into usable compute, precisely control cluster configuration, and operate a true end-to-end system spanning infrastructure through to model deployment. Our operating performance depends on how effectively we utilize deployed compute once capacity comes online—specifically, our ability to convert raw infrastructure into reliable, high-throughput token generation at scale. Achieving this requires tight coordination across model training and inference workflows, hardware configuration, and data center operations so that utilization and throughput ramp efficiently as we expand. We believe we hold a meaningful efficiency advantage by tightly integrating the model layer directly with the compute layer. Unlike third-party environments that impose multiple abstraction layers, we run our serving stack close to the processors and optimize serving, networking, and cluster configuration as a single unified system. This “LLM-to-Compute”
integration reduces overhead, improves hardware utilization, and increases the proportion of available compute that is converted into delivered output tokens. Output tokens represent the final generated response delivered to the user, while total processing can be substantially higher when a request triggers additional inference-time reasoning steps. Because we control workload scheduling and serving logic, we can prioritize high token efficiency—intelligently balancing compute allocated to reasoning with strong final output to maintain or improve response quality. This end-to-end control, combined with our sourcing relationships with leading compute providers, gives us a performance-per-watt advantage and enables us to adopt new processor generations at scale more rapidly through a repeatable playbook for reconfiguration and recommissioning.
Orbital AI Compute Has the Potential to Massively Increase Our Ability to Scale Our AI Compute,
Accelerate Our Pace, and to be More Cost Effective Relative to Terrestrial Options. We believe we are the only company with a commercially viable path to building orbital AI compute at scale. This is underpinned by our unique ability to launch substantial mass into orbit cost efficiently through reusable rockets and manufacture secure, reliable, and high performance satellites at low cost and high volume. We plan to develop orbital data centers to enable scaling of compute capacity for us and our customers that is independent of terrestrial power infrastructure constraints. Space offers the potential to access virtually limitless power and an operating environment that supports sustained high‑density compute, including structural advantages for power generation, cooling, and uninterrupted operations as capacity grows. We plan to employ a modular shell approach built around our scalable satellite constellation, which enables compute capacity to be deployed and

Confidential Treatment Requested by Space Exploration Technologies Corp.
Pursuant to 17 C.F.R. Section 200.83
expanded efficiently as capacity requirements grow. The architecture also supports shorter refresh cycles at the token layer, as we can upgrade compute as successive chip generations arrive, increasing token output per unit of installed capacity. Our goal over time is to launch 100 gigawatts of compute to space each year. If operated continuously, the generation resources used to support 100 gigawatts of compute could generate approximately one-fifth of the annual power production in the United States, which was 4.4 thousand terawatt hours in 2025, according to the U.S. Energy Information Administration (EIA). We expect space‑based compute to massively increase AI compute scale, while also improving token economics. Because of our unique ability to vertically integrate across the infrastructure, compute hardware, and software layers, we believe we can achieve the lowest cost per token in the future.
Ability to Increase Revenue from our Consumer User Base. Our performance depends in part on our ability to effectively increase revenue from our over one billion accounts, including over 550 million monthly active AI users across Grok and X through multiple complementary monetization channels:
Growing our Advertising Platform. Advertising remains a core monetization channel for our AI segment, with revenue driven by our ability to deliver highly relevant ads. We aim to grow advertising revenue per user by strengthening performance advertising, expanding AI‑driven targeting and measurement, and introducing richer ad formats and creative tools. A central focus of ours is making ads feel like content—contextually relevant, aligned with user interests, and integrated into real‑time conversations. Grok increasingly supports this strategy by helping advertisers with campaign creation, creative optimization, and alignment with trending topics and user intent. While these factors help us drive advertising revenue, the pricing of our advertising products is also affected by other factors, including the global economy and the highly competitive nature of our industry. We believe continued investment in AI‑powered advertising will further improve advertiser ROI while further enhancing user experience.
Conversion of Users to Paid Subscribers. In parallel, we are focused on converting a greater portion of our user base into paying subscribers through our X subscription (Premium and Premium+) and Grok subscription offerings. Subscribers benefit from enhanced functionality, exclusive features, and access to our latest AI models. As of December 31, 2025, we reached over five million subscribers. We plan to continue adding new features and functionality while releasing increasingly capable Grok models to increase the penetration rate of our subscriber base. Our AI segment has demonstrated exceptional model velocity: since launching Grok, we have developed leading frontier models at a far faster rate of innovation than others. We believe this pace of innovation strengthens the value proposition of our subscription offerings and supports long‑term subscriber growth.
Progress Toward the Everything App and New Monetization Channels. We aim to evolve X into an
“Everything App,” integrating real-time information, communications, media, payments, banking, commerce and more within one consumer experience. This can increase the usefulness of X, and therefore increase the usage and monetization potential of X. We have rapid product launch velocity, with a frequent cadence of new features and products launched since 2023, including features such as long‑form video, improved group interactions, and creator tools. We plan to further broaden the value proposition of X through offerings like
Money, a product we launched in beta in November 2025, which aims to expand platform utility by enabling payments and other financial services. We released X Chat in November 2025, which features end-to-end encryption and has no connection to advertising, unlike other services. We intend to further embed Grok throughout the platform to enhance discovery, analysis of posts, user support, and personalization, making core workflows more useful and reducing friction for users to adopt paid features.
Growing Enterprise and Government Adoption of Our AI Offerings. Our future growth and financial performance depend in part on our ability to increase adoption and usage of our AI offerings among enterprise and government customers. We have launched Grok Business, Grok Enterprise, Grok API, and xAI Gov, products that we believe will be attractive to enterprises and governments, and we expect substantial opportunities to acquire new customers.
Over time, we also believe enterprises and governments will present significant opportunities for revenue expansion as they deploy our models more broadly across their organizations, adopt new capabilities, and build and operate solutions using our API. Our ability to realize these expansion opportunities depends on continued innovation, reliable performance, and meeting evolving technical, security, and compliance requirements.

Confidential Treatment Requested by Space Exploration Technologies Corp.
Pursuant to 17 C.F.R. Section 200.83
We have a strong track record of launching new model updates and capabilities. We see a major opportunity in providing enterprises with AI solutions that emulate, automate, and augment human workflows. Through Macrohard
—our human augmentation platform—we aim to capture this opportunity. Macrohard learns multimodal workflows and replicates and augments how humans interact with software, without requiring deep integrations into individual applications. This enables autonomous agents to work seamlessly across tools and operating environments, and we expect this capability to be adopted by enterprise and government customers seeking to improve their productivity.
Components of Results of Operations
Description of Our Segments
Space
Revenue - Space
Space segment generates revenue primarily through launch and mission services of Falcon 9, Falcon Heavy,
Starship, and Dragon. Space revenue is derived from fixed-price contracts related to the development and provision of launch and mission services for the deployment of spacecraft and other payloads to their intended orbits for both commercial customers and governmental agency space programs.
The Company recognizes Space revenue either at a point in time or over time. For contracts where revenue is recognized at a point in time, due to the interchangeability of flight hardware and minimal unique engineering costs, revenue and costs are deferred and not recognized until upon the launch or deployment of the customer’s spacecraft to its intended orbit. The Company recognizes revenue over time when the Company’s performance on the contract creates an asset with no alternative use and when the Company has an enforceable right to payment for performance to date. The Company measures progress on these contracts using the cost-to-cost input method, which the Company believes represents the most appropriate measure towards satisfaction of its performance obligation.
For launches of our Starlink satellites, the Company does not recognize any inter-segment revenue, rather those launch costs are capitalized in satellites in Property, plant, and equipment, net.  We allocate a significant amount of launch capacity to our Connectivity segment, and expect to allocate a significant amount to our AI segment in the future. Our Space segment revenue only reflects our customer launches and customer activities.
Expenses - Space
Cost of Revenue
The Company’s Falcon 9 and Falcon Heavy are composed of boosters (also known as first stages), second stages,
Merlin engines, and fairings. Boosters, fairings, and Merlin engines are reusable and are classified as property, plant, and equipment and are depreciated to cost of revenue. The second stages are not reusable and are recorded to cost of revenue when they are launched for point in time revenue transactions or assigned for over-time revenue transactions. Dragon is comprised of a fully reusable capsule that is classified as Property, plant, and equipment, net and is depreciated to cost of revenue. Starship is comprised of a booster, ship, and Raptor engines and is currently in the development stage. A majority of Starship costs are currently expensed to Research and development as incurred. Raptor engines are expensed when used in test flights.
Space segment’s cost of revenue includes second stages flown related to the Company’s Falcon 9 and Falcon Heavy launches, launch operations and overhead, depreciation (inclusive of booster, Merlin engine, and fairing depreciation), employee compensation costs (including salaries, benefits, and share-based compensation) for our operations teams, launch testing and overhead, engineering costs, inventory excess and obsolescence, shared costs incurred in the production of launch hardware, and ongoing product support.
Research and Development
Space segment’s research and development (“R&D”) expenses mainly relate to the development, build, and testing of Starship. Starship costs consist of test flight hardware, Raptor engines, employee compensation costs (including salaries, benefits, and share-based compensation), tooling and equipment expenses, depreciation for R&D

Confidential Treatment Requested by Space Exploration Technologies Corp.
Pursuant to 17 C.F.R. Section 200.83
equipment, and allocated overhead. R&D also includes certain expenses related to the development of features and modules created through engineering services for the Company’s Falcon vehicles, where the Company retains the associated intellectual property.
Selling, General, and Administrative
Space segment’s selling, general, and administrative (“SG&A”) expenses include allocated employee compensation costs (including salaries, benefits, and share-based compensation) for our sales, facilities, legal, finance, information technology, human resources, and other administrative employees, depreciation, and corporate aircraft costs.
Impairment
Space impairment includes impairment losses on fixed assets due to anomalies on the Company’s flight vehicles and launch sites, which occur outside our normal business operations.
Connectivity
Revenue - Connectivity
Connectivity segment generates revenue from (i) the broadband and mobile connectivity services provided through
Starlink and (ii) the sale of the Starlink Kit (inclusive of the terminal).
The Company recognizes revenue from broadband and mobile connectivity services over time as the customer simultaneously receives and consumes the benefits provided. The Company generates service revenue from (i)
fixed-price services that require advance or recurring monthly payments by the customer or (ii) variable-priced services based on actual data consumption. The amounts received from customers for advanced payments for broadband and mobile connectivity services are recognized either ratably over the subscription term or based on actual data consumption. The Company’s contracts are generally month-to-month and the revenue recognized for these recurring consumer customers is equal to the amount billed in that month.
The Company recognizes revenue over time for certain contracts related to our Starshield business that are long-term in nature. For revenue that is recognized over time, we use the cost-to-cost input method. The Company records revenue based upon costs (such as materials and labor hours) incurred to date relative to the total estimated cost at completion.
The Company records revenue for the Starlink Kit upon delivery to the customer, or in the instance of certain enterprise customers, when it is installed. Starlink Kit revenue is reported net of sales returns, credits, and chargebacks.
Expenses - Connectivity
Cost of Revenue
Connectivity segment’s cost of revenue includes depreciation (inclusive of launch, satellite, and ground infrastructure costs), Starlink Kit costs, shipping and handling costs, ground operating expenses, employee compensation costs (including salaries, benefits, and share-based compensation) for our engineering and operations teams, payment processor fees, warranty expense, inventory excess and obsolescence, and customs and duties.
Research and Development
Connectivity segment’s R&D expenses mainly relate to the development, build, and testing of our next-generation satellites, Starlink Kits, and ground infrastructure. These costs include employee compensation costs (including salaries, benefits, and share-based compensation), contractor compensation expenses, equipment lease expenses, depreciation for R&D equipment, and allocated overhead.

Confidential Treatment Requested by Space Exploration Technologies Corp.
Pursuant to 17 C.F.R. Section 200.83
Selling, General, and Administrative
Connectivity segment’s SG&A expenses include allocated employee compensation costs (including salaries, benefits, and share-based compensation) for our sales, facilities, legal, finance, information technology, human resources, and other administrative employees, licensing and regulatory fees, marketing expenses, depreciation, and bad debt expense.
Impairment
Connectivity impairment include costs related to discontinuation of a product line for Starlink Kits that is non-
recurring.
AI
Revenue - AI
AI segment generates revenue from the sale of digital platform services, including advertising, subscription, and licensing services offered to consumers and enterprise customers.
The Company generates revenue from (i) the sale of ad products displayed on its platform, (ii) providing subscription-related offerings such as premium subscriptions on X, which allows accounts to pay for exclusive platform features, (iii) offering products and licenses in the form of data licensing arrangements that allow partners to access data on X, which consists of public posts and their content, (iv) premium subscriptions to its Grok suite of
AI models, and (v) providing API access to Grok models.
Revenue for advertising services is recognized in the period when advertising is delivered as evidenced by a person engaging with an ad on the Company’s platforms in a manner satisfying the types of engagement selected by the advertisers. Revenue for subscriptions on X and for subscriptions to Grok is recognized ratably over the period of the subscription term. Data licensing revenue is generally recognized ratably over the period in which the Company provides data as the customer consumes and benefits from the use of the licensed data. Certain data licensing arrangements and usage-based revenue are recognized as services are consumed. Revenue from providing API access to Grok models is recognized ratably over the contract term for stand-ready access or as services are consumed for pay-per-use arrangements.
Expenses - AI
Cost of Revenue
AI segment’s cost of revenue includes infrastructure costs, revenue share expenses, payment processor fees, amortization of acquired intangible assets, and allocated labor and overhead costs. Infrastructure costs consist primarily of costs related to data center facilities, including lease and hosting costs, related support, maintenance, energy, and bandwidth costs, depreciation of servers and networking equipment, public cloud hosting costs, and employee compensation costs (including salaries, benefits, and share-based compensation) for our operations teams.
Research and Development
AI segment’s R&D expenses mainly relate to the training of Grok, our large language model (“LLM”), development, build, and testing of our next-generation AI-enabled products and allocated data center costs to train
AI-enabled products. These costs include employee compensation expenses (including salaries, benefits, and share-
based compensation), allocated depreciation of data center assets, including processors, equipment lease expenses, and cloud computing expenses.
Selling, General, and Administrative
AI segment’s SG&A expenses consist primarily of employee compensation expenses (including salaries, benefits, and share-based compensation) for our sales, sales support, marketing, finance, legal, information technology, human resources and other administrative employees. In addition, SG&A expenses include fees and costs for

Confidential Treatment Requested by Space Exploration Technologies Corp.
Pursuant to 17 C.F.R. Section 200.83
professional services, including consulting, content moderation, third-party legal and accounting services and facilities costs and other supporting overhead costs that are not allocated to other departments.
Restructuring Charges
AI restructuring charges are the result of the acquisition of Twitter in October 2022 by X Holdings. The charges include workforce restructuring for former Twitter employees, as well as impairment and early termination penalties as a result of consolidation of Twitter’s various office leases.
Impairment
AI impairment includes a one-time impairment of the Twitter brand when Twitter was rebranded to X in July 2023.
Other Corporate Expenses
Interest Expense
Interest expense includes interest expense related to our borrowings, amortization of associated debt issuance costs, undrawn fees, and finance leases. Interest expense is reflected net of capitalized interest.
Interest Income
Interest income includes interest income earned on cash and cash equivalents and marketable securities, and dividend income from our investments in mutual funds.
Other Income (Expense), Net
Other income (expense), net consists of gain or loss on digital assets, and gain or loss on foreign currency transactions.
Provision for (Benefit from) Income Taxes
The provision for (benefit from) income taxes consists primarily of income taxes in certain federal, state, local and foreign jurisdictions in which we conduct business. Foreign jurisdictions typically have different statutory tax rates from those in the United States. Accordingly, our effective tax rates may vary depending on the impact of the valuation allowance as well as the relative proportion of foreign income to domestic income, generation of tax credits, changes in the valuation of our deferred tax assets and liabilities, and changes in tax laws.

Confidential Treatment Requested by Space Exploration Technologies Corp.
Pursuant to 17 C.F.R. Section 200.83
Comparison of the Years Ended December 31, 2025 and 2024
Consolidated Results of Operations
The following table sets forth our consolidated statements of operations data for the periods indicated:

	Year Ended December 31,		2025 vs. 2024 Change
(in millions)	2025	2024	$ Change	% Change
Revenue ...............................................................	$18,674	$14,015	$4,659	33.2%
Costs and expenses
Cost of revenue ..............................................	9,451	7,996	1,455	18.2%
Research and development .............................	8,643	3,464	5,179	149.5%
Selling, general, and administrative ...............	2,644	1,813	831	45.8%
Restructuring charges .....................................	487	213	274	128.6%
Impairment .....................................................	38	63	(25)	(39.7)%
Total costs and expenses ...........................	21,263	13,549	7,714	56.9%
Income (loss) from operations ............................	(2,589)	466	(3,055)	NM
Interest expense ...................................................	(1,945)	(1,580)	(365)	23.1%
Interest income ....................................................	492	371	121	32.6%
Other income, net ................................................	(177)	985	(1,162)	NM
Income (loss) before income taxes ......................	(4,219)	242	(4,461)	NM
Provision for (benefit from) income taxes ..........	718	(549)	1,267	NM
Net income (loss) ................................................	$(4,937)	$791	$(5,728)	NM
_________________
NM — Absolute percentage comparisons from positive to negative values or to zero values are considered not meaningful.
Revenue
Revenue for the year ended December 31, 2025 increased by $4,659 million, or 33.2%, compared to the prior year ended December 31, 2024. This increase was primarily due to an increase in revenue from our Connectivity segment of $3,788 million as our Starlink Subscriber base continued to grow as well as increases in revenue from our Space segment of $290 million and our AI segment of $581 million.
Cost of Revenue
Cost of revenue for the year ended December 31, 2025 increased by $1,455 million, or 18.2%, compared to the prior year ended December 31, 2024. This increase was primarily due to an increase in costs in our Connectivity segment of $1,153 million driven by an increase in the number of satellites placed into orbit and higher cloud hosting costs of
$491 million in our AI segment, partially offset by a decrease in cost of revenue from our Space segment of $189 million due to more launch costs being capitalized for the increase in Starlink satellite launches.
Research and Development
Research and development expense for the year ended December 31, 2025 increased by $5,179 million, or 149.5%, compared to the prior year ended December 31, 2024. This increase was primarily due to higher R&D costs in our
AI segment of $3,888 million driven by the cost of GPU hardware and cloud computing as a result of our AI data center expansions and higher R&D costs from our Space segment of $1,169 million driven by accelerated investment in our Starship vehicle.
Selling, General, and Administrative
Selling, general, and administrative expense for the year ended December 31, 2025 increased by $831 million, or
45.8%, compared to the prior year ended December 31, 2024. This increase was primarily due to higher employee and facilities-related costs for our AI segment of $722 million as our AI business grew rapidly, higher marketing and

Confidential Treatment Requested by Space Exploration Technologies Corp.
Pursuant to 17 C.F.R. Section 200.83
international expansion costs of $38 million and $32 million, respectively, for our Connectivity segment. These increases were partially offset by lower expenses in our Space segment.
Restructuring Charges
Restructuring charges for the year ended December 31, 2025 increased by $274 million, or 128.6%, compared to the prior year ended December 31, 2024.  This increase was primarily due to additional expense related to the settlement to former Twitter employees as part of the workforce reduction program implemented in 2022.
Impairment
Impairment for the year ended December 31, 2025 decreased by $25 million, or 39.7%, compared to the prior year ended December 31, 2024. The decrease was primarily related to a discontinuation of a Starlink Kit production line in our Connectivity segment that occurred during the year ended December 31, 2024 with no impairment in 2025, partially offset by an increase in impairment in our Space Segment during the year ended December 31, 2025 primarily related to a post-landing anomaly.
Income (Loss) from Operations
Income (loss) from operations for the year ended December 31, 2025 decreased by $3,055 million compared to the prior year ended December 31, 2024 driven by the factors described above.
Interest Expense
Interest expense for the year ended December 31, 2025 increased by $365 million, or 23.1%, compared to the prior year ended December 31, 2024. This increase was primarily due to additional debt raised by the Company and other financing arrangements entered into during the year by our AI segment.
Interest Income
Interest income for the year ended December 31, 2025 increased by $121 million, or 32.6%, compared to the prior year ended December 31, 2024. This increase was primarily due to an increase in dividend income earned from marketable securities.
Other Income (Expense), Net
Other income (expense), net for the year ended December 31, 2025 decreased by $1,162 million, compared to the prior year ended December 31, 2024. This decrease was primarily due to an unrealized loss on digital assets.
Provision for (Benefit from) Income Taxes
Provision for income taxes for the year ended December 31, 2025 increased by $1,267 million compared to the prior year ended December 31, 2024. This increase was primarily due to the recognition of a valuation allowance on net deferred tax assets in 2025.
Net Income (Loss)
Net income (loss) for the year ended December 31, 2025 decreased by $5,728 million compared to the prior year ended December 31, 2024 driven by the factors described above.

Confidential Treatment Requested by Space Exploration Technologies Corp.
Pursuant to 17 C.F.R. Section 200.83
Segment Results
Space

	Year Ended December 31,		2025 vs. 2024 Change
(in millions)	2025	2024	$ Change	% Change
Revenue ...............................................................	$4,086	$3,796	$290	7.6%
Costs and expenses
Cost of revenue ..............................................	1,352	1,541	(189)	(12.2)%
Research and development .............................	3,004	1,835	1,169	63.7%
Selling, general, and administrative ...............	349	375	(26)	(6.9)%
Impairment .....................................................	38	24	14	61.5%
Total costs and expenses ...........................	$4,743	$3,775	$968	25.7%
Income (loss) from operations .............................	$(657)	$21	$(678)	NM
_________________
NM — Absolute percentage comparisons from positive to negative values or to zero values are considered not meaningful.
Revenue
Revenue for the year ended December 31, 2025 increased by $290 million, or 7.6%, compared to the prior year ended December 31, 2024. This increase was primarily driven by increased revenue for an extended contract with
NASA for additional Cargo Resupply Services (CRS) missions to the International Space Station and increased revenue from a U.S. Department of War contract. While total Falcon launches increased by 31 from 134 in 2024 to
165 in 2025, customer launches and average price per launch remained flat year over year.
Cost of Revenue
Cost of revenue for the year ended December 31, 2025 decreased by $189 million, or 12.2%, compared to the prior year ended December 31, 2024. This decrease was primarily due to the relative increase in Starlink satellite launches from 89 launches in 2024 to 122 launches in 2025, resulting in relatively more of our launch operations and overhead costs capitalized in our Connectivity segment, and other operational improvements.
Research and Development
Research and development for the year ended December 31, 2025 increased by $1,169 million, or 63.7%, compared to the prior year ended December 31, 2024. This increase was primarily driven by accelerated investment in development of the Starship vehicle and continued development of production and launch facilities to support future
Starship launches.
Selling, General, and Administrative
Selling, general, and administrative for the year ended December 31, 2025 decreased by $26 million, or 6.9%, compared to the prior year ended December 31, 2024. This decrease was primarily due to lower allocated general and administrative overhead of $52 million, offset by higher employee compensation expenses (including salaries, benefits, and share-based compensation) of $16 million.
Impairment
Impairment for the year ended December 31, 2025 increased by $14 million, or 61.5%, compared to the prior year ended December 31, 2024. This increase was primarily due to a non-recurring impairment loss on a Falcon 9 booster due to a post-landing anomaly during the year.

Confidential Treatment Requested by Space Exploration Technologies Corp.
Pursuant to 17 C.F.R. Section 200.83
Income (Loss) from Operations
Space income from operations for the year ended December 31, 2025 decreased by $678 million compared to the prior year ended December 31, 2024 driven by the factors described above.
Connectivity

	Year Ended December 31,		2025 vs. 2024 Change
(in millions)	2025	2024	$ Change	% Change
Revenue ...............................................................	$11,387	$7,599	$3,788	49.8%
Costs and expenses
Cost of revenue ..............................................	5,921	4,768	1,153	24.2%
Research and development .............................	575	453	122	27.1%
Selling, general, and administrative ...............	468	333	135	40.4%
Impairment .....................................................	—	39	(39)	NM
Total costs and expenses ................................	$6,964	$5,593	$1,371	24.5%
Income from operations ......................................	$4,423	$2,006	$2,417	120.4%
_________________
NM — Absolute percentage comparisons from positive to negative values or to zero values are considered not meaningful.
Revenue
Revenue for the year ended December 31, 2025 increased by $3,788 million, or 49.8%, compared to the prior year ended December 31, 2024. This increase was primarily driven by an increase of $2,377 million in revenue from our consumer subscribers, composed of 99.9% growth in Starlink Subscribers, offset by an 11.2% decline in Starlink
Subscriber ARPU, primarily due to international expansion and the addition of lower priced service plans. In addition, Connectivity revenue had an increase of $1,411 million from our enterprise and government customers, primarily driven by the growth in our mobile connectivity services.
Cost of Revenue
Cost of revenue for the year ended December 31, 2025 increased by $1,153 million, or 24.2%, compared to the prior year ended December 31, 2024. This increase was primarily due to higher depreciation of $827 million from capitalized launch and satellite costs, higher operating expenses of $283 million mainly driven by international expansion, ground operating costs, payment processor fees, and employee compensation expenses (including salaries, benefits, and share-based compensation), and higher freight costs of $115 million.
Research and Development
Research and development for the year ended December 31, 2025 increased by $122 million, or 27.1%, compared to the prior year ended December 31, 2024. This increase was primarily due to higher employee compensation expenses, overhead, material, and third-party development costs attributable to next-generation product development of satellites and Starlink Kits.
Selling, General, and Administrative
Selling, general, and administrative for the year ended December 31, 2025 increased by $135 million, or 40.4%, compared to the prior year ended December 31, 2024. This increase was primarily driven by higher marketing costs of $38 million, higher international expansion costs of $32 million, and higher allocated general and administrative overhead of $47 million.

Confidential Treatment Requested by Space Exploration Technologies Corp.
Pursuant to 17 C.F.R. Section 200.83
Impairment
Impairment for the year ended December 31, 2025 decreased by $39 million compared to the prior year ended
December 31, 2024. The decrease was primarily related to the discontinuation of a Starlink Kit production line in
2024 with no impairment in 2025.
Income from Operations
Connectivity income from operations for the year ended December 31, 2025 increased by $2,417 million, or
120.4%, compared to the prior year ended December 31, 2024 driven by the factors described above.
AI

	Year Ended December 31,		2025 vs. 2024 Change
(in millions)	2025	2024	$ Change	% Change
Revenue ...............................................................	$3,201	$2,620	$581	22.2%
Costs and expenses
Cost of revenue ..............................................	2,178	1,687	491	29.1%
Research and development .............................	5,064	1,176	3,888	330.8%
Selling, general, and administrative ...............	1,827	1,105	722	65.4%
Restructuring charges .....................................	487	213	274	129.1%
Total costs and expenses ...........................	$9,556	$4,181	$5,375	128.6%
Loss from operations ...........................................	$(6,355)	$(1,561)	$(4,794)	307.1%
_________________
NM — Absolute percentage comparisons from positive to negative values or to zero values are considered not meaningful.
Revenue
AI revenue for the year ended December 31, 2025 increased by $581 million, or 22.2%, compared to the prior year ended December 31, 2024. This increase was primarily due to an increase in subscriber revenue, and advertising and platform services revenue.
Cost of Revenue
AI cost of revenue for the year ended December 31, 2025 increased by $491 million, or 29.1%, compared to the prior year ended December 31, 2024. This increase was primarily due to the increase in GPU and cloud computing costs attributable to increased subscriber revenue.
Research and Development
Research and development for the year ended December 31, 2025 increased by $3,888 million, or 330.8%, compared to the prior year ended December 31, 2024. This increase was primarily due to higher GPU and cloud computing expenses and higher depreciation expense associated with the build out of our compute infrastructure.
Selling, General, and Administrative
Selling, general, and administrative for the year ended December 31, 2025 increased by $722 million, or 65.4%, compared to the prior year ended December 31, 2024. This increase was primarily due to higher employee compensation expenses (including salaries, benefits, and share-based compensation) of $519 million as we continue to expand our AI business, higher legal expenses of $189 million, and higher facilities and general and administrative costs of $14 million.

Confidential Treatment Requested by Space Exploration Technologies Corp.
Pursuant to 17 C.F.R. Section 200.83
Restructuring Charges
Restructuring charges for the year ended December 31, 2025 increased by $274 million or 129.1%, compared to the prior year ended December 31, 2024. This increase was primarily due to additional expense recorded to settle with former Twitter employees as part of the workforce reduction program implemented in 2022.
Loss from Operations
AI loss from operations for the year ended December 31, 2025 increased by $4,794 million, or 307.1%, compared to the prior year ended December 31, 2024 driven by the factors described above.
Comparison of the Years Ended December 31, 2024 and 2023
Consolidated Results of Operations

	Year Ended December 31,		2024 vs. 2023 Change
(in millions)	2024	2023	$ Change	% Change
Revenue ...............................................................	$14,015	$10,387	$3,628	34.9%
Costs and expenses
Cost of revenue ..............................................	7,996	6,110	1,886	30.9%
Research and development .............................	3,464	2,105	1,359	64.6%
Selling, general, and administrative ...............	1,813	1,665	148	8.9%
Restructuring charges .....................................	213	237	(24)	(10.1)%
Impairment .....................................................	63	3,775	(3,712)	(98.3)%
Total costs and expenses ...........................	13,549	13,892	(343)	(2.5)%
Income (loss) from operations ............................	466	(3,505)	3,971	NM
Interest expense ...................................................	(1,580)	(1,693)	113	(6.7)%
Interest income ....................................................	371	249	122	49.0%
Other income, net ................................................	985	(42)	1,027	NM
Income (loss) before income taxes ......................	242	(4,991)	5,233	NM
Benefit from income taxes ..................................	(549)	(363)	(186)	51.2%
Net income (loss) ................................................	$791	$(4,628)	$5,419	NM
_________________
NM — Absolute percentage comparisons from positive to negative values or to zero values are considered not meaningful.
Revenue
Revenue for the year ended December 31, 2024 increased by $3,628 million, or 34.9%, compared to the prior year ended December 31, 2023. This increase was primarily due to an increase in revenue from our Connectivity segment of $3,730 million as both our Starlink consumer subscriber base continued to grow as well as our Connectivity enterprise and government sales, and an increase in revenue from our Space segment of $239 million, partially offset by decrease in revenue from our AI segment of $341 million.
Cost of Revenue
Cost of revenue for the year ended December 31, 2024 increased by $1,886 million, or 30.9%, compared to the prior year ended December 31, 2023. This increase was primarily due to a higher cost of revenue from the Connectivity segment of $1,982 million as a result of the higher volume spend on Starlink Kits as deliveries increased and higher depreciation of launch costs driven by an increase in the number of satellites placed into orbit, partially offset by cost efficiency from increased reusability of our Falcon launch vehicles in our Space segment of $128 million.

Confidential Treatment Requested by Space Exploration Technologies Corp.
Pursuant to 17 C.F.R. Section 200.83
Research and Development
Research and development for the year ended December 31, 2024 increased by $1,359 million, or 64.6%, compared to the prior year ended December 31, 2023. This increase was primarily due to higher cost in our AI segment of
$990 million related to our equipment hardware and higher R&D costs of $297 million in our Space segment for our
Starship vehicle and related facilities.
Selling, General, and Administrative
Selling, general, and administrative for the year ended December 31, 2024 increased by $148 million, or 8.9%, compared to the prior year ended December 31, 2023.  This increase was primarily due to: (i) higher international expansion costs of $18 million, higher employee compensation expenses (including salaries, benefits, and share-
based compensation) of $11 million, and higher allocated general and administrative overhead of $54 million in our
Connectivity segment, and  (ii) higher employee compensation expenses (including salaries, benefits, and share-
based compensation) and professional fees of $25 million in our Space segment.
Restructuring Charges
Restructuring charges for the year ended December 31, 2024 decreased by $24 million, or 10.1%, compared to the prior year ended December 31, 2023.  This decrease was due to the impairment on office leases assumed as part of the Twitter acquisition that occurred during the year ended December 31, 2023, partially offset by an increase in workforce-related restructuring charges.
Impairment
Impairment for the year ended December 31, 2024 decreased by $3,712 million, or 98.3%, compared to the prior year ended December 31, 2023. The impairment during the year ended December 31, 2023 was primarily related to the impairment of the Twitter brand following its rebranding to X.
Income (Loss) from Operations
Income from operations for the year ended December 31, 2024 increased by $3,971 million compared to the prior year ended December 31, 2023 driven by the factors described above.
Interest Expense
Interest expense for the year ended December 31, 2024 decreased by $113 million, or 6.7%, compared to the prior year ended December 31, 2023. This decrease was primarily due to the debt issuance costs related to the X Bridge
Credit Facilities being amortized only through July 2024, the original maturity date, as compared to a full year of amortization in 2023.
Interest Income
Interest income for the year ended December 31, 2024 increased by $122 million, or 49.0%, compared to the prior year ended December 31, 2023. This increase was primarily due to an increase in dividend income earned from marketable securities.
Other Income (Expense), net
Other income (expense), net for the year ended December 31, 2024 increased by $1,027 million compared to the prior year ended December 31, 2023. This increase was primarily due to an unrealized gain on digital assets.
Benefit from Income Taxes
Benefit from income taxes for the year ended December 31, 2024 increased by $186 million, or 51.2%, compared to the prior year ended December 31, 2023. This increase was primarily due to the release of a partial valuation allowance against net deferred tax assets in 2024.

Confidential Treatment Requested by Space Exploration Technologies Corp.
Pursuant to 17 C.F.R. Section 200.83
Net Income (Loss)
Net income for the year ended December 31, 2024 increased by $5,419 million compared to the prior year ended
December 31, 2023 driven by the factors described above.
Space

	Year Ended December 31,		2024 vs. 2023 Change
(in millions)	2024	2023	$ Change	% Change
Revenue ...............................................................	$3,796	$3,557	$239	6.7%
Costs and expenses
Cost of revenue ..............................................	1,541	1,669	(128)	(7.6)%
Research and development .............................	1,835	1,538	297	19.3%
Selling, general, and administrative ...............	375	351	24	7.0%
Impairment .....................................................	24	—	24	NM
Total costs and expenses ...........................	$3,775	$3,558	$217	6.1%
Income (loss) from operations ............................	$21	$(1)	$22	NM
_________________
NM — Absolute percentage comparisons from positive to negative values or to zero values are considered not meaningful.
Revenue
Revenue for the year ended December 31, 2024 increased by $239 million, or 6.7%, compared to the prior year ended December 31, 2023. This increase was primarily due to an increase of $614 million as total Falcon launches increased by 38 from 96 in 2023 to 134 in 2024, with customer launches increasing by 14, offset by a decrease of
$391 million due to a decrease in missions to the International Space Station and lower revenue from a large NASA contract.
Cost of Revenue
Cost of revenue for the year ended December 31, 2024 decreased by $128 million, or 7.6%, compared to the prior year ended December 31, 2023. This decrease was primarily due to increased reusability of our Falcon launch vehicles, lowering the cost of each launch, and relative increase in Starlink satellite launches from 63 launches in
2023 to 89 launches in 2024, resulting in relatively more of our launch operations and overhead costs capitalized in our Connectivity segment and other operational improvements.
Research and Development
Research and development for the year ended December 31, 2024 increased by $297 million, or 19.3%, compared to the prior year ended December 31, 2023. This increase was primarily due to increased investment in the development of the Starship vehicle and related launch facilities.
Selling, General, and Administrative
Selling, general, and administrative for the year ended December 31, 2024 increased by $24 million, or 7.0%, compared to the prior year ended December 31, 2023. This increase was primarily due to higher employee compensation expenses (including salaries, benefits, and share-based compensation) and professional fees of $25 million.
Impairment
Impairment for the year ended December 31, 2024 increased by $24 million compared to the prior year ended
December 31, 2023. This increase was primarily due to non-recurring impairment losses resulting from one-time launch anomalies experienced during the year.

Confidential Treatment Requested by Space Exploration Technologies Corp.
Pursuant to 17 C.F.R. Section 200.83
Income (Loss) from Operations
Income from operations for the year ended December 31, 2024 increased by $22 million compared to the prior year ended December 31, 2023 driven by the factors described above.
Connectivity

	Year Ended December 31,		2024 vs. 2023 Change
(in millions)	2024	2023	$ Change	% Change
Revenue ...............................................................	$7,599	$3,869	$3,730	96.4%
Costs and expenses
Cost of revenue ..............................................	4,768	2,786	1,982	71.1%
Research and development .............................	453	381	72	18.8%
Selling, general, and administrative ...............	333	233	100	43.0%
Impairment .....................................................	39	—	39	NM
Total costs and expenses ...........................	$5,593	$3,400	$2,193	64.5%
Income from operations ......................................	$2,006	$469	$1,537	327.4%
_________________
NM — Absolute percentage comparisons from positive to negative values or to zero values are considered not meaningful.
Revenue
Revenue for the year ended December 31, 2024 increased by $3,730 million, or 96.4%, compared to the prior year ended December 31, 2023. This increase was primarily driven by an increase of $2,013 million in revenue from our consumer subscribers, composed of 96.5% growth in Starlink Subscribers offset by a 8.1%% decline in Starlink
Subscriber ARPU primarily due to international expansion.  In addition, Connectivity revenue had an increase of
$1,717 million from our enterprise and government customers, primarily driven by the growth in our Starshield business.
Cost of Revenue
Cost of revenue for the year ended December 31, 2024 increased by $1,982 million, or 71.1%, compared to the prior year ended December 31, 2023. This increase was primarily due to higher volume spend on Starlink Kits of $907 million driven by higher kit deliveries and higher depreciation of $555 million from capitalized launch and satellite costs driven by an increase in the number of launches and satellites placed into orbit.
Research and Development
Research and development for the year ended December 31, 2024 increased by $72 million, or 18.8%, compared to the prior year ended December 31, 2023. This increase was primarily due to higher labor, overhead, material, and third-party development costs attributable to next-generation product development.
Selling, General, and Administrative
Selling, general, and administrative for the year ended December 31, 2024 increased by $100 million, or 43.0%, compared to the prior year ended December 31, 2023. This increase was primarily due to higher international expansion costs of $18 million, higher employee compensation expenses (including salaries, benefits, and share-
based compensation) of $11 million, and higher allocated general and administrative overhead of $54 million.
Impairment
Impairment for the year ended December 31, 2024 increased by $39 million compared to the prior year ended
December 31, 2023. This increase was due to a discontinuation of a certain Starlink Kit production line.

Confidential Treatment Requested by Space Exploration Technologies Corp.
Pursuant to 17 C.F.R. Section 200.83
Income from Operations
Income from operations for the year ended December 31, 2024 increased by $1,537 million, or 327.4%, compared to the prior year ended December 31, 2023 driven by the factors described above.
AI

	Year Ended December 31,		2024 vs. 2023 Change
(in millions)	2024	2023	$ Change	% Change
Revenue ...............................................................	$2,620	$2,961	$(341)	(11.5)%
Costs and expenses
Cost of revenue ..............................................	1,687	1,655	32	1.9%
Research and development .............................	1,176	186	990	531.5%
Selling, general, and administrative ...............	1,105	1,081	24	2.3%
Restructuring charges .....................................	213	237	(24)	(10.2)%
Impairment .....................................................	—	3,775	(3,775)	NM
Total costs and expenses ...........................	$4,181	$6,934	$(2,753)	(39.7)%
Loss from operations ...........................................	$(1,561)	$(3,973)	$2,412	(60.7)%
_________________
NM — Absolute percentage comparisons from positive to negative values or to zero values are considered not meaningful.
Revenue
Revenue for the year ended December 31, 2024 decreased by $341 million, or 11.5%, compared to the prior year ended December 31, 2023. This decrease was due to decreased advertising sales on X. In 2024, substantially all of our AI segment revenue consisted of advertising and data licensing revenue generated from X, formerly known as
Twitter.
Cost of Revenue
Cost of revenue for the year ended December 31, 2024 increased by $32 million, or 1.9%, compared to the prior year ended December 31, 2023. This increase was primarily due to higher depreciation of $97 million on servers, partially offset by lower infrastructure and revenue share expenses of $46 million, and lower employee and facilities-related expenses of $18 million resulting from the Company’s restructuring and cost reduction efforts.
Research and Development
Research and development for the year ended December 31, 2024 increased by $990 million, or 531.5%, compared to the prior year ended December 31, 2023. This increase was primarily due to increased investments made in advancing our AI technologies, including employee compensation expenses (including salaries, benefits, and share-
based compensation) and infrastructure services of $703 million and higher depreciation of $321 million for our equipment hardware.
Selling, General, and Administrative
Selling, general, and administrative for the year ended December 31, 2024 increased by $24 million, or 2.3%, compared to the prior year ended December 31, 2023. This increase was primarily due to an increase in our amortization expense of $107 million related to the Twitter brand becoming a finite-lived intangible asset and higher legal costs of $65 million, partially offset by lower employee and facilities related costs of $125 million and lower professional fees of $23 million resulting from the Company’s restructuring and cost reduction efforts.
Restructuring charges
Restructuring charges for the year ended December 31, 2024 decreased by $24 million, or 10.2%, compared to the prior year ended December 31, 2023. This decrease was due to the impairment on the office leases assumed as part

Confidential Treatment Requested by Space Exploration Technologies Corp.
Pursuant to 17 C.F.R. Section 200.83
of the Twitter acquisition that primarily occurred during the year ended December 31, 2023, partially offset by an increase in workforce-related restructuring charges.
Impairment
Impairment for the year ended December 31, 2024 decreased by $3,775 million compared to the prior year ended
December 31, 2023. The impairment during the year ended December 31, 2023 was related to the impairment of the
Twitter brand intangible asset following its rebranding to X.
Loss from Operations
Loss from operations for the year ended December 31, 2024 decreased by $2,412 million, or 60.7%, compared to the prior year ended December 31, 2023 driven by the factors described above.
Non-GAAP Financial Measures
Management believes that certain financial measures that are not presented in accordance with GAAP provide management and investors with useful supplemental information that provides a meaningful view of our financial condition and results of operations across periods by removing the impact of items that management believes do not directly reflect our ongoing operating performance. Adjusted EBITDA and Segment Adjusted EBITDA are supplemental measures that are not required by or presented in accordance with GAAP. In evaluating our performance as measured by Adjusted EBITDA and Segment Adjusted EBITDA, management recognizes and considers the limitations of these measures. Other companies in our industry may calculate Adjusted EBITDA and
Segment Adjusted EBITDA differently than we do or may not calculate them at all, limiting their usefulness as comparative measures. Because of these limitations,  Adjusted EBITDA and Segment Adjusted EBITDA should not be considered in isolation or as a substitute for net income (loss), income (loss) from operations, or any other measure calculated in accordance with GAAP, and should be considered together with our GAAP financial measures and the reconciliations to the corresponding most directly comparable GAAP financial measures set forth in this prospectus.
Adjusted EBITDA is defined as net income (loss) excluding (i) depreciation and amortization, (ii) share-based compensation, (iii) impairment, (iv) restructuring charges, (v) interest expense, (vi) interest income, (vii) other income (expense), net and (viii) provision for income taxes. Segment Adjusted EBITDA is defined as segment income (loss) from operations excluding (i) depreciation and amortization, (ii) share-based compensation, (iii)
restructuring charges, and (iv) impairment. Adjusted EBITDA and Segment Adjusted EBITDA are key performance measures that our management uses to assess our financial performance as well as for internal planning and forecasting purposes. We consider Adjusted EBITDA and Segment Adjusted EBITDA to be meaningful performance measures for investors to evaluate our operating performance and to compare the financial results between periods.

Confidential Treatment Requested by Space Exploration Technologies Corp.
Pursuant to 17 C.F.R. Section 200.83
The following table sets forth a reconciliation of Net income (loss), the most directly comparable GAAP measure, to
Adjusted EBITDA:

	Year Ended December 31,
(in millions)	2025	2024	2023
Net income (loss) ...........................................................................	$(4,937)	$791	$(4,628)
Add (deduct):
Depreciation and amortization .......................................................	6,701	3,824	2,635
Share-based compensation .............................................................	1,947	784	679
Restructuring charges .....................................................................	487	213	237
Impairments ....................................................................................	38	63	3,775
Interest expense ..............................................................................	1,945	1,580	1,693
Interest income ...............................................................................	(492)	(371)	(249)
Other (income) expense, net ...........................................................	177	(985)	42
Provision for (benefit from) income taxes .....................................	718	(549)	(363)
Adjusted EBITDA .......................................................................	$6,584	$5,350	$3,821
The following table sets forth a reconciliation of Income (loss) from operations for each segment, the most directly comparable GAAP measure, to Segment Adjusted EBITDA:

	Year Ended December 31,
	2025
(in millions)	Space	Connectivity	AI	Total Reportable Segments
Income (loss) from operations ............................	$(657)	$4,423	$(6,355)	$(2,589)
Add: .....................................................................
Depreciation and amortization ............................	757	2,376	3,568	6,701
Share-based compensation ..................................	515	369	1,063	1,947
Restructuring charges ..........................................	—	—	487	487
Impairment ..........................................................	38	—	—	38
Segment Adjusted EBITDA ................................	$653	$7,168	$(1,237)	$6,584

Confidential Treatment Requested by Space Exploration Technologies Corp.
Pursuant to 17 C.F.R. Section 200.83

	Year Ended December 31,
	2024
(in millions)	Space	Connectivity	AI	Total Reportable Segments
Income (loss) from operations ............................	$21	$2,006	$(1,561)	$466
Add: .....................................................................
Depreciation and amortization ............................	637	1,508	1,679	3,824
Share-based compensation ..................................	472	296	16	784
Restructuring charges ..........................................	—	—	213	213
Impairment ..........................................................	24	39	—	63
Segment Adjusted EBITDA ................................	$1,154	$3,849	$347	$5,350

	Year Ended December 31,
	2023
(in millions)	Space	Connectivity	AI	Total Reportable Segments
Income (loss) from operations ............................	$(1)	$469	$(3,973)	$(3,505)
Add: .....................................................................
Depreciation and amortization ............................	571	884	1,180	2,635
Share-based compensation ..................................	427	249	3	679
Restructuring charges ..........................................	—	—	237	237
Impairment ..........................................................	—	—	3,775	3,775
Segment Adjusted EBITDA ................................	$997	$1,602	$1,222	$3,821
Liquidity and Capital Resources
Our primary sources of liquidity are cash flows generated from operations, our total cash and cash equivalents of
$24,747 million as of December 31, 2025, and borrowings under our credit facilities. As of December 31, 2025, we have $1,500 million available to borrow under the SpaceX Credit Facility.  The cash we generate from our core operations also enables us to fund our research and development projects including our Starship rocket and next-
generation satellites, the construction of future data centers, and the continued expansion of our AI-enabled products.
In addition, because we expect a significant portion of our future expenditures to fund growth initiatives, we retain flexibility to adjust spending across segments. For example, if our near-term data center needs decrease in scale or ramp more slowly than expected, including due to global economic, tax, trade or business conditions, we may reduce future capital expenditures in this segment and reallocate those expenditures to other segments based on business priorities and growth opportunities. Finally, we continually evaluate our cash needs and may decide it is best to raise additional capital or seek alternative financing sources to fund the rapid growth of our business, including through drawdowns on existing or new debt facilities. As part of this ongoing evaluation, we may also seek to refinance the SpaceX Bridge Loan, including with the proceeds from notes offerings, bank borrowings, and other financial arrangements. Conversely, we may also from time to time determine that it is in our best interests to voluntarily repay certain indebtedness early.
Accordingly, we believe we have sufficient sources of funding to meet our business requirements for at least the next 12 months from the issuance of these consolidated financial statements.
Debt Agreements
SpaceX Credit Facility
In February 2025, SpaceX entered into a five-year senior unsecured revolving credit agreement with a syndicate of banks, under which the Company may borrow up to $1,500 million (“SpaceX Credit Facility”). The SpaceX Credit

Confidential Treatment Requested by Space Exploration Technologies Corp.
Pursuant to 17 C.F.R. Section 200.83
Facility is subject to certain customary representations, warranties, covenants, and events of default, including a maximum financial covenant requiring the Company to maintain a Consolidated Leverage Ratio (as defined in the
SpaceX Credit Facility) of no greater than 3.75 to 1.0 as of the end of each fiscal quarter (subject to temporary increases to 4.25 to 1.0 following certain qualified acquisitions) and other customary reporting requirements. The
SpaceX Credit Facility also includes sublimits of up to $150 million for financial letters of credit and up to $1,000 million for performance letters of credit. The SpaceX Credit Facility terminates, and all outstanding loans become due and payable, on February 7, 2030, unless the parties agree to an extension in accordance with the terms of the
SpaceX Credit Facility. As of December 31, 2025, no amounts were outstanding under the SpaceX Credit Facility.
Borrowings under the SpaceX Credit Facility bear interest, at the Company’s option, at a rate per annum equal to (i)
a forward-looking term rate based on SOFR (“Term SOFR”) plus an applicable margin ranging from 0.75% and
1.25% (depending on the Company’s debt rating), or (ii) a base rate equal to the highest of (a) Federal Funds Rate plus 0.5%, (b) the Prime Rate, (c) Term SOFR plus 1.00%, and (d) 1.00% plus an applicable margin ranging from
0.0% and 0.25% (depending on the Company’s debt rating). The Company may also borrow in various alternative currencies, with interest calculated at rates based on SONIA for Pound Sterling-denominated loans and EURIBOR for Euro-denominated loans, plus an applicable margin. In addition, the Company pays a commitment fee on the unused portion of the SpaceX Credit Facility, which ranges from 0.07% to 0.11% per annum based on the
Company’s debt rating.
In March 2026, the Company entered into a First Amendment to Credit Agreement and Waiver (the “First
Amendment”) with its lenders, in connection with the Company’s entry into the SpaceX Bridge Loan (as defined below). The First Amendment, among other things, (i) waived certain specified defaults and (ii) amended certain definitions and covenants under the SpaceX Credit Facility to conform to the terms of the SpaceX Bridge Loan.
SpaceX Bridge Loan
In March 2026, SpaceX entered into a new bridge loan credit agreement (the “SpaceX Bridge Loan”) with a syndicate of lenders, providing for an unsecured bridge term loan facility in an aggregate principal amount of
$20,000 million. The SpaceX Bridge Loan matures on September 2, 2027, with two three-month extensions at the
Company’s option, subject to the absence of a continuing default and the payment of an extension fee of 0.25% of the aggregate outstanding principal per extension, resulting in a final extended maturity date of March 2028.
The proceeds of the SpaceX Bridge Loan were used to repay the X B-1 Term Loan, the X B-3 Term Loan, the xAI
Fixed Rate Loan, the xAI Floating Rate Loan and the xAI 12.5% Senior Secured Notes (as defined and described in
Note 10, Debt, to the consolidated financial statements included elsewhere in this prospectus). The Company may also use the remaining proceeds for general corporate purposes.
The SpaceX Bridge Loan bears interest, at the Company’s election, at a rate per annum equal to (i) Term SOFR plus an applicable margin ranging from 0.75%-1.75% (depending on the Company’s debt rating), or (ii) a base rate equal to the highest of (a) the Federal Funds Rate plus 0.5%, (b) the Prime Rate, (c) Term SOFR plus 1.0% and (d) 1.00%, plus an applicable margin ranging from 0.00% to 0.75% (depending on the Company’s debt rating). In addition, the
Company is obligated to pay duration fees equal to 0.125% of outstanding principal on the first anniversary of closing and 0.25% of outstanding principal on the fifteen-month anniversary of closing.
The obligations of the Company under the SpaceX Bridge Loan are guaranteed on a joint and several basis by X
Corp., X.AI LLC, and CTC Property LLC (each a subsidiary of the Company). The SpaceX Bridge Loan may be prepaid at any time, in whole or in part, without premium or penalty. The Company is required to use the net proceeds of certain debt financings to repay amounts outstanding under the SpaceX Bridge Loan and to apply the net proceeds of a qualified initial public offering, including this offering, to repay such amounts within six months following receipt.
The SpaceX Bridge Loan contains customary events of default and affirmative and negative covenants, including restrictions on liens, subsidiary indebtedness, fundamental changes (including a prohibition on the disposition of
Starlink assets and other material businesses outside the consolidated group), and changes in the nature of the
Company’s business. The sole financial maintenance covenant requires the Company to maintain a Consolidated
Leverage Ratio — defined as consolidated funded indebtedness (net of 85% of unrestricted cash) to Consolidated

Confidential Treatment Requested by Space Exploration Technologies Corp.
Pursuant to 17 C.F.R. Section 200.83
EBITDA (as defined in the SpaceX Bridge Loan) — of no greater than 3.75 to 1.0 as of the end of each fiscal quarter, with a temporary step-up to 4.25 to 1.0 for four fiscal quarters following a qualifying acquisition of at least
$1.0 billion.
Material Cash Commitments
From time to time in the ordinary course of business, we enter into agreements with suppliers for the purchase of parts and raw materials to manufacture our products. However, due to contractual terms, variability in the precise growth curves of our development and production ramps, and opportunities to renegotiate pricing, these contracts generally do not have long-term binding and enforceable purchase orders, and the timing and magnitude of purchase orders beyond the short term is difficult to accurately project. Because we do not have long-term purchase orders for these parts and raw materials, future purchases may result in material cash commitments. For additional information about this risk, please refer to “Risk Factors” in this prospectus.
On September 7, 2025, the Company entered into a License Purchase Agreement (the “Spectrum License Purchase
Agreement”) with Spectrum Business Trust 2025-1, a Nevada Business Trust (“Trust”) and EchoStar Corporation
(“EchoStar” and the transactions contemplated thereby, “Spectrum Transactions”). On November 5, 2025 the parties amended and restated the Spectrum License Purchase Agreement to include EchoStar’s licenses for up to 15 MHz of additional unpaired AWS-3 spectrum. The total consideration for the acquisition of EchoStar’s spectrum is approximately $19.6 billion, consisting of (i) approximately $11.1 billion in equity, payable through the issuance of approximately 52.4 million shares of the Company’s Class A common stock at a fixed value of $212 per share, and
(ii) up to $8.5 billion related to the payoff of designated EchoStar debt, with any shortfall below $8.5 billion to be paid in cash. The allocation of cash and equity consideration is subject to certain adjustments based on the amount of
EchoStar debt satisfied at or prior to closing. The Spectrum Transactions are expected to close on or about
November 30, 2027.  Upon closing, the Company will either use cash and cash equivalents on hand or seek alternative financing sources to fund the cash payment to EchoStar.
As of December 31, 2025, we and our subsidiaries had outstanding $22,048 million in aggregate principal amount of indebtedness.  As a result of the debt refinance completed on March 2, 2026 as described above, we now have outstanding $20,072 million in aggregate principal amount of indebtedness and no debt principal payments are due until August 28, 2027 if we choose not to extend.  As of December 31, 2025, our total minimum lease payments was
$5,420 million, of which $1,293 million is due within a year. For details regarding our indebtedness and lease obligations, refer to Note 10, Debt, and Note 11, Leases, to the consolidated financial statements included elsewhere in this prospectus.
Summary of Cash flows
The following table summarizes our cash flows for the periods indicated:

	Year Ended December 31,
(in millions)	2025	2024	2023
Net cash provided by (used in)
Operating activities ....................................................................	$6,785	$5,776	$4,520
Investing activities .....................................................................	$(19,575)	$(10,796)	$(4,867)
Financing activities ....................................................................	$26,350	$11,830	$422
Operating Activities
Net cash provided by operating activities increased by $1,009 million from $5,776 million during the year ended
December 31, 2024 to $6,785 million during the year ended December 31, 2025. This increase was primarily driven by an increase in working capital for accounts payable, other liabilities and deferred revenue, partially offset by lower net income.
Net cash provided by operating activities increased by $1,256 million from $4,520 million during the year ended
December 31, 2023 to $5,776 million during the year ended December 31, 2024. This increase was primarily driven

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by higher net income offset by a decrease in working capital for inventory, accounts receivable, prepaid expenses and other assets.
Investing Activities
Net cash used in investing activities increased by $8,779 million from $10,796 million during the year ended
December 31, 2024 to $19,575 million during the year ended December 31, 2025.  This increase was primarily driven by an increase in capital expenditures of $9,574 million related to the build out of data centers and related infrastructure, and space launch facilities and related infrastructure, partially offset by a net increase in cash received from marketable securities.
Net cash used in investing activities increased by $5,929 million from $4,867 million during the year ended
December 31, 2023 to $10,796 million during the year ended December 31, 2024.  This increase was primarily driven by an increase in capital expenditures of $6,748 million related to the build out of data centers and related infrastructure, and space launch facilities and related infrastructure, partially offset by an increase in cash received for the maturities of marketable securities.
Financing Activities
Net cash provided by financing activities increased by $14,520 million from $11,830 million during the year ended
December 31, 2024 to $26,350 million during the year ended December 31, 2025.  This increase was primarily driven by an increase in proceeds from debt and other financing arrangements and proceeds from sale of our capital stock, partially offset by an increase in repayments on debt and other financing arrangements.
Net cash provided by financing activities increased by $11,408 million from $422 million during the year ended
December 31, 2023 to $11,830 million during the year ended December 31, 2024.  This increase was primarily driven by an increase in proceeds from the sale of our capital stock, partially offset by an increase in the buyback of common and preferred shares by the Company.
Critical Accounting Estimates
The preparation of financial statements and related disclosures in conformity with GAAP and the Company’s discussion and analysis of its financial condition and operating results require the Company’s management to make judgments, assumptions and estimates that affect the amounts reported. Note 2, “Summary of Significant
Accounting Policies” of the Notes to Consolidated Financial Statements included elsewhere in this Prospectus describes the significant accounting policies and methods used in the preparation of the Company’s consolidated financial statements. Management bases its estimates on historical experience and on various other assumptions it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities.
Revenue Recognition
Space contract revenue is derived from fixed-price contracts related to the development and provision of launch services for the deployment of spacecraft and other payloads to their intended orbit for both commercial customers and governmental agency space programs. Connectivity contract revenue for Starshield customers is mostly derived from fixed-price contracts related to the development of a secure satellite network designed specifically for government and national security applications.
The Company recognizes revenue over time when the Company’s performance on the contract creates an asset with no alternative use and when the Company has an enforceable right to payment for performance to date. The
Company measures progress on these contracts using the cost-to-cost input method, as the Company believes this represents the most appropriate measure towards satisfaction of its performance obligation. Under the cost-to-cost input method, the Company records revenue based upon costs (such as materials and labor hours) incurred to date relative to the total estimated cost at completion.
The Company’s contracts recognized over time using the cost-to-cost input method are complex and require the
Company to estimate the total costs to perform over the term of the contracts, as well as the measurement of

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progress towards completion for each performance obligation. For Space contracts, developing the estimated total cost at completion for each performance obligation requires the use of significant management judgment, including assumptions regarding launch timing, labor hours, allocation of shared costs for launch vehicles that have been identified as reusable for multiple launches, as well as expected technological changes to launch vehicles and spacecraft. For Connectivity contracts, developing the estimated total cost at completion for each performance obligation requires the use of significant management judgment, including assumptions regarding labor hours, allocation of shared costs used in the production of satellites, satellite material costs, as well as expected technological changes to satellites. Material changes in estimated contract revenue or costs at completion and the resulting changes in contract profit could have a material impact on the Company’s financial condition and operating results.
Legal and Other Contingencies
The Company is subject to various legal proceedings and claims that arise in the ordinary course of business, the outcomes of which are inherently uncertain. The Company records a liability when it is probable a loss has been incurred and the amount is reasonably estimable, the determination of which requires significant judgment.
Resolution of legal matters in a manner inconsistent with management’s expectations could have a material impact on the Company’s financial condition and operating results.
Recent Accounting Pronouncements
Refer to Note 2, Summary of Significant Accounting Policies, to the consolidated financial statements included elsewhere in this prospectus.

“ Starlink internet is what’s being used to pay for humanity getting to Mars. So I’d like to thank everyone out there who bought Starlink, because you’re helping secure the future of civilization and helping make life multiplanetary.”

– ELON MUSK

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BUSINESS
“You want to wake up in the morning and think the future is going to be great—and that’s what being a space-faring civilization is all about. It’s about believing in the future and thinking that the future will be better than the past. And
I can’t think of anything more exciting than going out there and being among the stars.”
—Elon Musk
Our Mission
Our mission is to build the systems and technologies necessary to make life multiplanetary, to understand the true nature of the universe, and to extend the light of consciousness to the stars. To do this, we have formed the most ambitious, vertically integrated innovation engine on (and off) Earth with unmatched capabilities to rapidly manufacture and launch space-based communications that connect the world, to harness the Sun to power a  truth-
seeking artificial intelligence that advances scientific discovery, and ultimately to build a base on the Moon and cities on other planets.
Overview
Founded in 2002, SpaceX is the only company building the integrated hardware and software infrastructure of the future across space, connectivity, and AI. At our core, we are builders. We design, manufacture, launch, and operate products and services built on cutting-edge technologies, including the world’s most advanced rockets and spacecraft. We safely and reliably transport astronauts, satellites, and other payloads on missions that benefit life on
Earth. Since 2023, we have launched more than 80% of global mass to orbit each year with an over 99% mission success rate with Falcon rockets. We also operate a high-speed, low-latency global broadband data and communications network powered by over 8,900 Starlink broadband and mobile satellites in Low-Earth Orbit, delivering connectivity to millions of consumer, enterprise, and government customers across 156 countries, territories, and other markets, as of December 31, 2025. Using our dedicated satellite-to-mobile constellation, we offer connectivity services, supplementing terrestrial networks and substantially reducing mobile “dead zones”
across more than 20 countries.
With the potential to improve both space exploration and life on Earth, AI accelerates SpaceX’s mission to make life multiplanetary, to understand the true nature of the universe, and to extend the light of consciousness to the stars.
xAI, which was founded in 2023 and acquired by SpaceX in early 2026, is now an integral pillar of our vertically integrated company. We are rapidly constructing AI compute infrastructure—starting on Earth with the goal of extending to space—at industry-leading pace and cost efficiency. Our infrastructure supports training and inference for our frontier model, Grok, which has emerged as one of the world’s most advanced LLMs. Grok is designed as a truth-seeking AI model, built on our founder Elon Musk’s mission to enable humanity to understand the universe.
We believe that accomplishing this mission requires a truth-seeking approach to AI. We define truth seeking as the active, relentless pursuit of what is objectively true about reality, and grounded in evidence, logic, empirical data, and first principles thinking. Our goal is to understand and explain what the universe appears to be doing, as accurately as current knowledge allows. Grok has reached frontier-level performance across a broad range of challenging benchmarks—including reasoning, mathematics, coding, multimodal understanding, and general knowledge—in under two years from company founding, faster than the timelines demonstrated by other leading model providers. Grok also benefits from integration with X, our real-time information, entertainment, and free speech platform, which serves as a foundational distribution and data engine for our AI ecosystem and further enhances Grok’s truth-seeking objective.
We believe that space represents the largest economic frontier in human history, unlocking unprecedented opportunities in orbit and on Earth. Earth has limits, so we must build infrastructure and industries in space, expanding human capabilities to improve life on Earth and to establish life beyond. Connectivity infrastructure in space is designed to help everyone on Earth have access to education, healthcare, entertainment, and communications, and to enable people to overcome many traditional limits, such as physical and political borders.
We believe AI infrastructure in space can utilize the virtually limitless power of the Sun and thereby enable the use of AI as a transformative force for understanding the universe and improving the daily lives of all humans. We believe the convergence of these areas will enable an unprecedented expansion in the global economy, leading to an

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age of abundance. Our innovations and technological advancements are redefining industries on Earth, while we aim to create new ones on the Moon, Mars, and beyond. We are truly building the infrastructure of the future.
SpaceX is the only company that has cracked the code on accessing space at scale, revolutionizing an industry characterized by decades of stagnation, risk aversion, and economically perverse cost structures. SpaceX upended this paradigm through the application of first-principles thinking, which rejects industry assumptions and builds solutions based on the fundamental laws of physics. Our intense, mission-driven, engineering-first culture and focus on extreme vertical integration have propelled us to achieve what many deemed impossible. We have demonstrated the ability to achieve groundbreaking technological innovations with speed, quality control, and precision. We pioneered high-cadence, reliable, and affordable access to space with our Falcon family of rockets, with a goal to transform the rocket launch industry into airline-like operations. In 2015, we established at least a 10-year lead over the industry by successfully landing our first Falcon 9 booster back from space before anyone else. We have continued to invest significantly in further increasing our lead by pursuing full and rapid reusability at scale, including investing over $15 billion in our next-generation rocket, Starship.
We believe rocket launches and landings should be as routine and commonplace as airplanes taking off and landing.
To achieve this sort of cadence, our iterative approach emphasizes rapid designing, testing, and process optimization, putting flight hardware in the flight environment as often as possible. This allows us to accelerate our learning by repeatedly using and improving our systems. This has resulted in a significantly higher flight rate at costs that are much lower than launch programs that existed before SpaceX. For example, according to NASA, the first version of Falcon 9 in 2010 had a launch cost to approximately $2,700 per kilogram, which represented a reduction of approximately 85% compared to the historical average launch cost per kilogram of $18,500. The first version of Falcon Heavy in 2018 further reduced this cost to approximately $1,400 per kilogram, a reduction of approximately 92% compared to the historical average cost. With the future deployment of Starship, which is designed to be the world’s first fully and rapidly reusable spacecraft, we aim to further reduce the cost to reach orbit by 99% or more relative to the historical average launch cost. Central to our cost advantage is the reusability of key hardware—most notably boosters—which we recover, refurbish, and refly many times instead of discarding after single use. This dramatically lowers per-launch costs by minimizing hardware replacement expenses and spreading fixed production costs across repeated uses. Space flight that historically cost billions per launch now costs in the tens of millions, fundamentally reducing the cost of space access, providing the opportunity to build new enterprises in space.
Similarly, xAI has cracked the code in the complexities of building and scaling AI compute infrastructure, becoming the first company to deploy a coherent, gigawatt-scale AI training cluster. We believe the combination of our proprietary AI infrastructure capability, our truth-seeking frontier model, Grok, and our access to real-time data on
X creates a formidable competitive advantage, allowing us to maintain a leading position in the development of advanced artificial intelligence. This advantage stems from our complete vertical integration and the common culture infused by our founder, Elon Musk. In just a few years, we have demonstrated an ability to build coherent compute at scale and rapid speed with lower cost. COLOSSUS and MACROHARD collectively provide 0.7 gigawatts of compute power, with additional power capacity available for data center operations. We believe speed is a competitive advantage. In order to bring compute clusters online as fast as possible, we employ a vertically integrated, nimble approach to construction. At COLOSSUS, we brought online the first cluster of approximately
100,000 H100 processors, approximately 130 megawatts of compute power, in just 122 days, repurposing the shell of an existing factory. At MACROHARD, we brought online the first cluster of approximately 110,000 GB200 processors, approximately 210 megawatts of compute power, even faster in 91 days. As an illustrative comparison,
91 days represents an eight-fold faster deployment timeline compared to an industry benchmark of approximately two years to bring online a 100 megawatt greenfield data center. Furthermore, in the case of MACROHARD, following the initial cluster, we brought online the second cluster of 110,000 GB300 processors and 220 megawatts of compute power in 64 days, demonstrating our ability to rapidly scale our facilities once built. We also demonstrated a meaningfully lower cost structure in data center construction, delivering capacity at $2.7 million per megawatt for the first two clusters of MACROHARD which represents an over four-fold improvement compared to an industry benchmark of approximately $12.3 million per megawatt.
We are able to deploy power and compute significantly faster than other AI companies through first-principles thinking, behind-the-meter power generation, coupled with what we believe is the world’s largest network of

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sustainable battery storage systems, and innovations in advanced liquid cooling, high-density rack layouts, and efficient networking. Our facilities also incorporate innovative design features that limit the effects on regional electricity pricing for neighbors and include advanced water cleaning, reclamation, and recycling processes to support sustainable operations. We partner with utilities and communities to connect to and enhance the grid over time, and do so while pledging to cover costs of all new power delivery infrastructure upgrades to service our data centers, including adequate network upgrade costs, to ensure that these expenses are not passed on to the ordinary household. Our ability to rapidly and cost-effectively scale with the latest processors keeps us ahead of competitors who deploy traditional and more expensive methods. As a result, we believe MACROHARD became one of the world’s first data centers to deploy GB200s and GB300s, the most advanced AI processors available to date, at significant scale, and is currently powering training for our next frontier models, including Grok-5. Furthermore, through our TERAFAB initiative in partnership with Tesla, we intend to further extend our vertical integration to chip design and manufacturing to alleviate potential future chip shortages, optimize compute performance, and potentially reduce overall compute costs. Our shovels-to-tokens approach allows us to train and iterate our frontier models at high velocity, accelerating development cycles, eliminating external bottlenecks, and driving rapid, continuous improvements in model performance.
In pursuing our mission, SpaceX has created new opportunities across our three foundational competitive advantages, Space, Connectivity, and AI:
•Space. Launch is one of our foundational competitive advantages. We were the first private company to develop and launch a liquid-fuel rocket to reach orbit (2008), the first to successfully dock a private spacecraft with the International Space Station (2012), the first to propulsively land (2015) and refly an orbital-class rocket booster (2017), the first to begin deploying a large-scale LEO broadband satellite constellation (2019), and the first private company to launch astronauts to orbit, allowing American astronauts to again fly to and from the
International Space Station on an American launch vehicle (2020). As of December 31, 2025, SpaceX had completed approximately 600 orbital space launches, and over 500 of those launches were completed by a flight-proven Falcon rocket, drastically reducing the cost of access to space. We are the only private company that is certified by NASA to send human missions to orbit. We are currently developing Starship, designed to be the world’s most powerful launch vehicle. Starship is designed to be a fully and rapidly reusable transportation system capable of carrying larger payloads farther and at lower marginal cost per launch than our current Falcon vehicles. Our unparalleled launch capabilities power every aspect of our business.
•Connectivity. Since activating service for customers in 2020, Starlink has rapidly expanded global access to high-speed internet, prioritizing underserved rural and remote communities worldwide. While building terrestrial networks in such communities can be prohibitively expensive, Starlink is capable of delivering broadband connectivity anywhere on Earth with just a Starlink Kit. As of December 31, 2025, we had over
8,900 Starlink broadband and mobile satellites in Low-Earth Orbit, operating the world’s most advanced broadband constellation providing internet connectivity to approximately 8.9 million Starlink Subscribers across
156 countries, territories, and other markets. In January 2024, we also began deploying our Starlink Mobile constellation that utilizes separate Starlink satellites with satellite-to-mobile capabilities, substantially reducing mobile “dead zones” around the world. As of December 31, 2025, our dedicated satellite-to-mobile constellation of approximately 650 V1 Starlink mobile satellites provides satellite-to-mobile data, over-the-top voice, and messaging services to approximately 7 million monthly unique devices across more than 20 countries.
•AI. We were the first company to deploy a coherent, gigawatt-scale AI training cluster. We own and operate what we believe to be the largest AI training data center clusters on Earth, consisting of hundreds of thousands
GPUs—all in the same spirit that enabled us to launch Grok faster than any other leading foundational AI model
—while maintaining full vertical integration from on-site power generation and water reclamation to GPU deployment. In under two years, we have established a dual advantage in both cost efficiency and deployment speed at scale. By owning the compute infrastructure and vertically integrating across the full AI stack, we can train and iterate our frontier models at lower cost and higher velocity and accelerate development cycles. This eliminates external bottlenecks and drives rapid, continuous improvements in model performance. The addition of the TERAFAB initiative aims to further extend our control to the foundational processor layer. We believe that the key constraints in the continued growth of AI are physical—chip manufacturing, data center

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infrastructure, and power generation; the future of AI will be determined by the control of the physical stack.
We believe no other AI company has better control over the full physical stack than SpaceX. We believe this combination of our state-of-the-art AI compute infrastructure, our truth-seeking frontier model, and our access to real-time data on X creates a significant strategic advantage. As of December 31, 2025, our integrated AI platforms across Grok and X supported over one billion accounts, including over 550 million MAUs and generating approximately 350 million daily posts. Grok’s deep integration with X enables freshness, relevance, and contextual awareness that we believe is a competitive differentiator. This direct, real-time access to the information and human discourse on X enhances Grok’s truth-seeking capabilities by grounding outputs in up-
to-date knowledge and diverse viewpoints. As a result, we believe Grok can deliver the most objective and relevant insights and best serve high-frequency, high-value use cases across consumer and enterprise AI applications.
For complex reasoning and agentic workloads, compute is directly correlated with the quality of intelligence and tasks completion speed. Over the long-term, however, we expect Earth’s finite resources will not be able to sustain the immense computational demands of advanced AI models. Sustainably satisfying this compute demand will require space-based infrastructure that utilizes the ultimate fusion energy source: the Sun. We believe we are the only company with a commercially viable path to building orbital AI compute at scale, due to our unique ability to launch substantial mass into orbit through reusable, cost-efficient rockets, to manufacture secure, reliable, and high-performance satellites at low cost and high volume, and to manage large-scale constellations. We expect that owning scalable, power-efficient infrastructure to train and operate frontier models will be the most important driver for AI differentiation as AI systems converge toward artificial general intelligence (“AGI”)—which has the potential to unlock large-scale productivity gains, scientific discovery, and societal abundance.
We have created distinct new markets across the space, connectivity, and AI industries by building the integrated hardware and software infrastructure of the future and by combining our broad range of capabilities. For example,
SpaceX’s recent acquisition of xAI unites SpaceX’s launch capabilities and global connectivity network with xAI’s
AI development capabilities. Specifically, we believe SpaceX’s reusable rockets, scaled satellite manufacturing, and operational expertise can enable the cost-effective and rapid deployment of massive AI compute satellite constellations—with potentially millions of satellites—for orbital data centers. We believe these AI compute satellites in Sun-synchronous orbit will be able to handle energy-intensive AI workloads, such as inference demand, at far greater scale and efficiency than terrestrial alternatives, with Starlink providing low-latency, global connectivity linking these orbital AI systems to people around the world and delivering real-time intelligence. Our goal is to leverage our launch leadership, global connectivity network, and AI expertise to allow us to continue building the integrated infrastructure of the future on Earth, the Moon, Mars, and beyond to benefit humanity.

THE ALGORITHM

01	MAKE THE REQUIREMENTS LESS DUMB
02	DELETE THE PART OR PROCESS STEP
03	OPTIMIZE
04	ACCELERATE
05	AUTOMATE

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1

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We have an intense, mission-driven, engineering-first culture that seeks to achieve what many have deemed impossible. “The Algorithm,” as it is known internally, is a five-step iterative process that emphasizes making the requirements less dumb, deleting unnecessary processes or parts (embracing the principle that the best part is no part), only then optimizing the necessary processes or parts, accelerating cycle time, and automating only proven processes. We strive to make the incredible and extraordinary accessible and repeatable, and we have grown rapidly by continuously leveraging our core strengths, including:
•Global leadership in orbital launch services;
•Unrivaled satellite and connectivity platform across design, manufacturing, deployment, and operations;
•Truth-seeking AI model enhanced by real-time data;
•Extreme vertical integration enabling high velocity and superior cost efficiency at scale;
•Unique ability to scale new trillion-dollar markets across Space, Connectivity, and AI;
•Business models that are incredibly difficult to replicate; and
•Our mission-driven culture and world-class talent.
We have a stellar track record of capital allocation and value creation in Space and Connectivity. Since SpaceX’s founding in 2002, we have raised over $9 billion of equity capital to fund the development and growth of these two business segments. The Space segment became Segment Adjusted EBITDA positive on a sustained basis beginning in 2018 and the Connectivity segment became in aggregate Segment Adjusted EBITDA positive on a sustained basis beginning in 2023. In 2025, our Space segment generated a loss from operations of $(657) million and Segment
Adjusted EBITDA of $653 million, including the impact of funding $3,004 million in research and development expense is for our next-generation Starship launch vehicle program. In 2025, our Connectivity segment generated income from operations of $4,423 million and Segment Adjusted EBITDA of $7,168 million.
Our financial results reflect the strength of our operating model and our ability to create and scale multiple new businesses. Our Space and Connectivity segments contributed the substantial majority of our consolidated revenue in 2025, demonstrating the benefits of their scale and operating leverage in our vertically integrated business model.
In 2025, our Space segment generated revenue of $4,086 million, loss from operations of $(657) million, and
Segment Adjusted EBITDA of $653 million. Additionally, our Space segment funded $3,004 million in research and development expense during 2025 for our next-generation Starship launch vehicle program. Starship is designed to enable a step-function change in our launch capability across reusability, payload capacity, and launch cadence and is the key enabler of our long-term growth strategy by unlocking entirely new categories of missions. Our
Connectivity segment, primarily driven by Starlink, generated revenue of $11,387 million, income from operations of $4,423 million, and Segment Adjusted EBITDA of $7,168 million in 2025, representing year-over-year growth of
49.8%, 120.4%, and 86.2%, respectively, benefiting from subscriber growth, increasing enterprise adoption, and continued improvement in network efficiency. In our newly acquired AI segment, we plan to prioritize growth and investment to capture significant opportunities in AI applications and compute infrastructure. In 2025, our AI segment generated revenue of $3,201 million, loss from operations of $(6,355) million, and Segment Adjusted
EBITDA of $(1,237) million, reflecting its earlier stage of development and continued investments to support long-
term growth opportunities in AI.
Segment Adjusted EBITDA is a non-GAAP measure. Please refer to the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures” for additional information on our non-GAAP financial measures, including reconciliations of Segment Adjusted EBITDA to segment income (loss) from operations, the most directly comparable GAAP measure.
Why This Matters Now
For the entirety of its existence, human civilization has lived on a single celestial body: Earth. The current paradigm, in which human civilization is confined to one planet, exposes humanity to existential threats that are unpredictable and uncontrollable on a planetary scale. These threats include naturally occurring catastrophic events—such as

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asteroid impacts, volcanic activity, or solar fluctuations—as well as man-made global conflicts. Geological and astronomical records indicate a non-zero probability of extinction-level events occurring over periods measurable in millions of years. Reliance on a single planetary home constitutes a single point of failure and carries existential risk with a probability of one that must be solved. By moving beyond the only home we have ever known, we ensure species-level redundancy and that the light of consciousness will not be tied to a single planet subject to the inevitable hazards of a harsh and vast universe. We do not want humans to have the same fate as dinosaurs. We want to give them a reason to look ahead with excitement, with the prospect that we are entering an age of abundance with an endlessly prosperous and exciting future.
Artist Visualization of Life on Mars
For decades, a reality where humanity travels between the planets and the stars has felt tantalizingly close but still locked in the pages and screens of science fiction. We are capable of better understanding the universe, exploring the universe, and ultimately making life multiplanetary across the universe. We are becoming a civilization with the ability to reach beyond Earth’s cradle and begin to inhabit other worlds. While we remain dedicated to this fundamental mission, our progress in accessing space continues to yield opportunities that enrich life on Earth.
We believe our steps into the expanse will be accelerated by the rapid emergence of AI. As humanity moves into the unknown, we believe AI will be our greatest tool for innovation and navigation, helping us better understand day-to-
day life and the universe, and master the complexity of establishing new civilizations in the far-flung reaches of space. For AI to help us understand the universe, we believe it must be able to discard the often popular, but wrong, in favor of the unpopular, but true. By combining the innate human desire to seek truth and explore with our breakthrough technologies, we believe humanity will eventually reach new frontiers across the universe, while enhancing the quality and resilience of life on Earth.
The rapid emergence of the AI era intensifies the urgency of our mission, as AI has the potential to accelerate not only space exploration, but also transformative societal advancements on Earth. However, AI’s ability to revolutionize human potential is directly dependent on meeting exponentially increasing resource demands. On
Earth, the massive expansion of data center capacity to support growing compute demand is significantly outpacing electricity generation, which has remained largely stagnant outside of China. For example, U.S. compute demand has already outpaced available power supply with estimated demand of 62 gigawatts in 2025 exceeding the power generation of 49 gigawatts, according to industry sources. U.S. compute demand is expected to grow to 134

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gigawatts by 2030, outpacing power generation of 109 gigawatts, nearly doubling the shortfall between demand and supply from 13 gigawatts today to 25 gigawatts by 2030. Such structural power shortages are expected to intensify over the coming years. This supply and demand imbalance is already imposing unsustainable strains on terrestrial power grids, supply chains, and the environment. The Sun contains approximately 99.8% of the solar system’s energy and, as a result, we believe it is the only truly scalable solution to terrestrial energy constraints in the age of
AI. Harnessing this energy in space is considerably more efficient than on land. Space-based solar arrays can generate more than five times the energy per unit area of terrestrial solar due to continuous illumination, lack of atmospheric interference, and optimal orientation. SpaceX is well-positioned to capture this space-based solar energy through our ability to rapidly access Sun-synchronous orbit through our satellite manufacturing scale and launch capability. As a result, we are expanding our footprint and harnessing the vast resources of space that are essential to sustaining technological development. Our goal is to ensure that AI becomes a force for human flourishing and a benefit to civilization, rather than a catalyst for terrestrial resource depletion and instability. We believe owning scalable, power-efficient infrastructure to train and operate frontier models will be the most important competitive differentiator as AI systems converge toward AGI—which has the potential to unlock large-
scale productivity gains, scientific discovery, and societal abundance.
We believe space represents the largest economic frontier in human history. Our unmatched launch cadence has massively increased access to space, enabling rapid and reliable missions for humans, cargo, and satellites—creating unprecedented opportunities for innovation, scientific discovery, and global connectivity. SpaceX has always been a mission-driven company, founded with the goal of making humanity multiplanetary. By dramatically reducing the cost of access to space, we have been able to expand our mission to address some of the Earth’s most pressing challenges, including bridging the digital divide by aiming to connect over three billion unconnected people to the internet and humanity’s collective knowledge. Starlink is our groundbreaking solution for global internet connectivity, delivering high-speed, low-latency access to the most remote and underserved corners of the world—
from Antarctica’s frozen wilderness to vast oceans and towering mountaintops—overcoming barriers posed by traditional terrestrial infrastructure. Starlink’s unparalleled global reach has the potential to enable society to educate billions of people, to help lift entire communities out of poverty, and to provide essential connectivity to schools, hospitals, and critical services, fostering a more equitable and informed future for humanity. We support essential applications such as education in rural and underserved regions, telemedicine for hard-to-reach patients, seamless connectivity for aviation and maritime users, and resilient communications during natural disasters. For example, during the 2023 Maui wildfires, which devastated Lahaina and left thousands without power or cellular service,
Starlink rapidly deployed over 650 terminals to restore high-speed internet connectivity, enabling first responders, humanitarian organizations, and survivors to coordinate relief efforts, access aid resources, communicate with family, and support recovery in areas where traditional infrastructure had completely failed. During Hurricanes
Helene and Milton in 2024 in the southeastern United States, our Starlink terminals provided a rapid lifeline for communication and recovery when traditional cell towers, broadband lines, and power infrastructure were knocked out for days or weeks by widespread damage caused by flooding and high winds.
Our AI technology also has the ability to elevate the quality of life for people and communities around the world.
We believe AI has the potential to revolutionize human potential—from advanced manufacturing and infrastructure development to scientific research and medicine—delivering tangible real-world benefits for individuals, organizations, and governments. For example, AI systems can expedite scientific discovery for researchers, aid healthcare professionals in precise medical analysis and diagnosis, and empower educators to craft tailored learning experiences for students. Moreover, these technologies can optimize Earth’s resource allocation, enhance disaster response strategies, and drive efficiencies in transportation and energy systems.
We believe that our current space efforts will catalyze transformative breakthroughs that could reshape terrestrial industries and lead to the emergence of new trillion-dollar markets on the Moon, Mars, and beyond. In particular, we believe our goal of establishing a lunar presence will enable terawatt-scale annual AI compute growth, support deeper space exploration and industrialization, and serve as a stepping stone to establishing a civilization on Mars.
Due to technological advancements that we are working towards, such as in-space propellant transfer, we believe our Starship vehicle will be capable of landing massive amounts of cargo on the Moon. Once there, we believe it will be possible to establish a permanent presence for scientific and manufacturing pursuits. For example, we believe that factories on the Moon will be able to take advantage of lunar resources to manufacture millions of AI satellites

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and deploy them farther into space. Our goal is to establish a sustainable lunar presence for scientific exploration, industrialization, and as a stepping stone to Mars, serving as a proving ground for habitats, resource utilization, and
Starship systems essential for long-term human survival beyond Earth.
We believe the next paradigm shift for humanity is the creation of a resilient, perpetually expanding spacefaring civilization that drives continuous innovation across new frontiers, ultimately propelling us to Kardashev Type II status—a civilization that harnesses the full energy output of our Sun. In the near term, we expect space-enabled technologies to enhance life on Earth through greater global connectivity and breakthroughs forged in the harsh environments of our solar system, leading to accelerating progress in energy and AI. As we build infrastructure in the Earth’s orbit, and potentially on the Moon, Mars and beyond, we believe we are capable of unlocking an era of unprecedented economic expansion, while also contributing to the safeguards of humanity’s future against existential risk.
Who We Are
Our mission is to build the systems and technologies necessary to make life multiplanetary, to understand the true nature of the universe, and to extend the light of consciousness to the stars. To do this, we’ve formed the most ambitious, vertically integrated innovation engine on (and off) Earth. We are combining the most transformative and critical technologies in human history, including reusable rockets, a fully global internet service, satellite-to-mobile communications that enable connectivity everywhere, our real-time information, entertainment, and free speech platform, and a truth-seeking AI system designed to accelerate scientific discovery and augment human capabilities.
These capabilities form a self-reinforcing ecosystem: launch systems deploy and maintain the satellite network, which delivers ubiquitous connectivity and vast data flows; the platform surfaces real-time information and supports open discourse; and AI processes data at scale to drive breakthroughs in physics, materials science, and space exploration. Together, they create a foundation for the development of the infrastructure of the future and the ultimate goal of establishing a self-sustaining human presence on other planets.
SpaceX designs, manufactures, launches, and operates the world’s most advanced rockets and spacecraft. We safely and reliably transport astronauts, satellites, and other payloads on missions that benefit life on Earth. Since 2023, we have launched more than 80% of mass to orbit each year with an over 99% mission success rate. We believe our unparalleled launch capabilities represent the foundational competitive advantage that enables all other parts of our business. We operate a high-speed, low-latency broadband data and communications network powered by over
8,900 Starlink broadband and mobile satellites in Low-Earth Orbit, delivering connectivity to millions of consumer, enterprise, and government customers across 156 countries, territories, and other markets, as of December 31, 2025.
We also built one of the world’s most advanced LLMs in under two years and are rapidly scaling the associated AI compute infrastructure—starting on Earth with the goal of extending to space—at industry-leading pace and cost efficiency. We believe that space represents the largest economic frontier in human history and that AI is a transformative force for understanding the universe. Together, we believe that space and AI will enable an age of abundance that will lead to an unprecedented expansion in the global economy. We are the only company that has the foundational infrastructure across hardware and software necessary to drive transformative innovation across space, connectivity, and AI. Our technological advancements are redefining industries on Earth, while aiming to create new ones on the Moon, Mars, and beyond.
Our Unparalleled Launch Capabilities
Since our founding in 2002, SpaceX has cracked the code on accessing space at scale, transforming an industry characterized by decades of stagnation, risk aversion, and economically perverse cost structures. We design, manufacture, launch, and refurbish reusable launch vehicles that provide cost-efficient, reliable, and high-cadence access to space for our own purposes as well as for third-party commercial and government customers. We use four primary launch facilities in the United States, as well as seven landing facilities comprising autonomous drone ships and landing pads that we use based on the type of rocket and required orbital path. Our extensive vertical integration and end-to-end control over the entire value chain, from design to launch to operations, allows us to achieve unprecedented speed and cost efficiency.

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As of December 31, 2025, SpaceX had launched a total mass to orbit of approximately 7,000 metric tons with an over 99% mission success rate across our Falcon rockets. We have completed approximately 600 orbital space launches, and over 500 of those launches were completed by a flight-proven Falcon rocket. In 2025 alone, SpaceX completed 170 missions across Falcon and Starship vehicles and 159 flight-proven booster launches with an over
99% success rate on attempted booster recoveries. We launched over 2,200 metric tons, representing over 80% of mass to orbit for the world in 2025. With the first successful launch of Falcon 1 in 2008, we became the first private company to successfully launch a liquid-fueled rocket to Earth’s orbit. Just two years later, in 2010, the commercial debut of the Falcon 9 rocket revolutionized space access by delivering unprecedented cost efficiency. For example, according to NASA, the first version of Falcon 9 in 2010 reduced launch cost to approximately $2,700 per kilogram, which represented a reduction of approximately 85% compared to the historical average launch cost per kilogram of
$18,500. The first version of Falcon Heavy in 2018 further reduced this cost to $1,400 per kilogram, a reduction of approximately 92% compared to the historical average. We have also reduced our internal cost of launch through a combination of engineering improvements, manufacturing efficiencies, and economies of scale—most notably, through our ability to drive more frequent reuse of rockets.
In December 2015, we achieved what many deemed impossible: landing a rocket launched to space back on Earth.
By 2017, we were routinely recovering and reusing the Falcon 9 first-stage booster post-launch, delivering another step-function drop in space access costs via groundbreaking reusability. Our Falcon 9 rockets have demonstrated the ability to refly a first-stage over 30 times. Since 2020, our Dragon spacecraft has safely flown 74 crewmembers from
20 countries. With the future deployment of Starship, which is designed to be the world’s first fully and rapidly reusable spacecraft, we aim to reduce the cost to reach orbit by 99% or more relative to the historical average launch cost, establishing the most affordable and scalable path to creating new opportunities in space, such as orbital AI compute and Mars exploration.
Booster Reusability Enables Increasing Launch Rates

ANNUAL FALCON FAMILY LAUNCHES
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NEW BOOSTERS FLOWN

Our principal launch vehicles and spacecraft include:
•Falcon 9. As the world’s first orbital-class reusable rocket, Falcon 9 was first launched in 2010 and has a payload capacity to LEO of approximately 23 metric tons when fully expendable. Falcon 9 has completed approximately 580 orbital space launches as of December 31, 2025, and an over 99% mission success rate,

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making it the most active orbital launch vehicle today. In 2025 alone, we launched 165 Falcon 9 rockets, of which 157 were flight-proven booster launches.
•Falcon Heavy. Falcon Heavy first launched in 2018 when it put a Tesla Roadster and its mannequin passenger, known as Starman, into orbit around the Sun. With a payload capacity to LEO of approximately 64 metric tons,
Falcon Heavy is a partially reusable super heavy-lift launch vehicle designed to deliver large payloads to orbit.
Falcon Heavy is one of the most powerful operational rockets in the world measured by liftoff thrust, with 11 launches as of December 31, 2025 and a 100% mission success rate.
•Dragon. Launched by Falcon 9 in 2012, our Dragon spacecraft became the first commercial spacecraft to deliver cargo to and from the International Space Station and, eight years later, the first privately built vehicle to fly humans to the orbiting laboratory. Since its first flight, Dragon has visited the International Space Station 50 times, and restored America’s ability to launch astronauts. Dragon has also supported all of NASA’s private astronaut missions to the International Space Station, flown the first all-commercial astronaut crew, completed the first human spaceflight over the Earth’s polar regions, and supported the first-ever commercial spacewalk.
•Starship. First launched in 2023, Starship is designed to be a fully reusable, super heavy-lift launch vehicle.
Starship V3 is designed to deliver over 100 metric tons to Earth’s orbit in a fully reusable configuration while enabling rapid turnaround times akin to commercial aviation. Future generations of Starship are being designed to double this payload capacity. As of December 31, 2025, we had flown 11 Starship flight tests and achieved innovative milestones such as catching a booster using “chopstick” arms on the same tower it launched from.
We expect this capability will facilitate rapid refurbishment and reuse, allowing for multiple launches per day at reduced costs.
Upon achieving rocket reusability, we recognized the immense potential of our launch business to enable new revenue streams, as our launch capacity would eventually outstrip demand from traditional space customers alone.
This realization, along with our efforts to make life multiplanetary, drove us to reimagine what was possible when access to space became more affordable. Rather than asking what was being done in space, we asked what large-
scale global need could be better served from space. This led to the development of Starlink, our global satellite internet constellation, consisting of thousands of LEO satellites designed to provide high-speed, low-latency broadband connectivity to underserved areas worldwide. Although the concept of using satellites for global internet connectivity dates back decades, technical challenges and the prohibitive cost of accessing space historically rendered attempts to provide such connectivity economically unviable. Within three years of our first satellite launch in 2019, we solved the technical and production challenges of the satellites, and within five years, we had deployed the largest LEO constellation in existence. Today, Starlink is the sole low-latency network available globally.
As the leader in space access, our launch operations are an important and expanding competitive advantage. By combining increasing launch cadence, expanding cargo capacity, and declining unit costs—driven by rapid reusability—we have generated a compounding competitive advantage. This not only fortifies our core business, but also provides vast new market opportunities uniquely enabled by space.
Our Leading Capabilities Across Space, Connectivity, and AI
Space. While our launch capabilities support our other businesses, such as Starlink Consumer Broadband and
Starlink Mobile, we also sell launches to third-party customers. We offer launch services to commercial, civil, and government customers through our reusable Falcon 9 and Falcon Heavy rockets for satellite, cargo, and crew missions. We fly to LEO, MEO, GEO, lunar, and interplanetary trajectories, as well as the International Space
Station. We are the primary launch provider for the U.S. government. In 2025, we launched 11 of 12 National
Security Space Launch (“NSSL”) medium and heavy lift missions and all five U.S. crew and cargo missions to the
International Space Station for NASA. We serve commercial and government customers—including NASA, the
National Reconnaissance Office (“NRO”), Axiom Space, SES, Eutelsat, and Oneweb. We charge our customers based on the type of rocket, mass to orbit, size of payload, and type of service, such as whether the launch is dedicated to a single customer or part of a “rideshare” with other customers.
Starship is our next-generation reusable rocket vehicle that we expect will expand our launch capability dramatically through full and rapid reusability combined with currently unprecedented mass to orbit capability. As the most

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powerful launch system ever developed, we expect that Starship V3 will be able to carry a payload of over 100 metric tons, and that future generations could reach 200 metric tons, potentially as soon as Starship V4. Starship is designed to deliver our next-generation satellites to orbit, long-haul point-to-point transportation on Earth, the cargo and crew necessary to develop a base on the Moon and a city on Mars for research and human spaceflight development.
Connectivity. Starlink provides global access to high-speed internet, including underserved rural and remote communities worldwide. As of December 31, 2025, we had over 8,900 Starlink broadband and mobile satellites in
Low-Earth Orbit, providing broadband connectivity to approximately 8.9 million Starlink Subscribers across 156 countries, territories, and other markets. We also provide satellite-to-mobile texting and over-the-top voice services to approximately 7 million monthly unique devices across more than 20 countries.
•Starlink Consumer Broadband. We operate the world’s largest and most advanced space-based internet broadband service with median latency at approximately 25 milliseconds in December 2025. We provide fiber-
like download speeds—at a median of 220 Mbps during peak hours for residential users as of December 2025—
and the technological capability to provide service everywhere on Earth, including the poles. This service quality is enabled by our vast network of over 8,900 Starlink broadband and mobile satellites in Low-Earth
Orbit, which accounted for approximately 75% of all active maneuverable satellites in orbit as of December 31,
2025. We expect to deploy our next-generation V3 Starlink satellites, designed to offer one Tbps of downlink capacity per satellite, in the second half of 2026. We expect that a single Starship launch will be capable of deploying up to 60 V3 Starlink satellites to LEO, representing a potential twenty-fold increase in Starlink downlink capacity deployed relative to a Falcon 9 launch. As of December 31, 2025, we had approximately 8.9 million Starlink Subscribers, up approximately 100% from 4.4 million subscribers a year prior. We charge our
Starlink Subscribers a monthly subscription fee, which varies based on geographic market and download speed, plus typically a one-time upfront terminal cost.
•Enterprise Solutions. SpaceX is a critical partner to a wide array of enterprises. We offer Starlink’s high-
speed, low-latency, reliable internet services to enterprise customers across industries including construction, agriculture, retail, telecom, hospitality, aviation, maritime, and land mobility. Starlink’s unique capabilities are well‑suited for deployments across field offices, remote worksites, research stations, drilling rigs, rural hospitals, aircraft, cruise ships, trains, and hotels. Our enterprise customers include companies such as United
Airlines, Carnival, Maersk, and John Deere, among others. We also serve a broad fixed‑site customer base across industries such as retail and financial services that require high availability for critical operations as well as reliable connectivity in remote or hard-to-serve locations. As companies continue to invest in secure and resilient networks and backup systems to keep critical infrastructure online—such as point‑of‑sale and payment processing systems—we often start as a backup solution and then transition to being the primary solution. Our enterprise contracts are based on a combination of subscriptions, data consumption, capacity, or other pricing models depending on each customer’s particular needs. Since 2023, no Starlink Enterprise customer having contributed more than $750,000 of annual revenue has voluntarily discontinued their service, demonstrating the strong performance and value of our offering. This is despite the ability of our customers to cancel the service at any time.
•Government Solutions. For our government customers, we provide high-speed, resilient connectivity for public services, social impact, humanitarian efforts, and disaster response in even the most remote and challenging environments. Examples include support for the FEMA in coordinating disaster recovery after hurricanes and wildfires, the NOAA for at-sea testing and environmental monitoring, the Government of the
Philippines for linking remote islands, schools, and public institutions, the Government of Jamaica for improving digital access in remote and maritime areas, and the Government of Ecuador for supporting education and healthcare connectivity in isolated communities. Separately with Starshield, we have leveraged our commercial LEO satellite constellation engineering learnings and operational experiences to develop a secure, dedicated satellite network designed specifically for United States Government customers and national security applications.
•Starlink Mobile. We provide satellite-to-mobile connectivity, supplementing terrestrial networks and substantially reducing mobile “dead zones” across more than 20 countries. We partner with MNOs including

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major wireless carriers like T-Mobile in the United States, and other international operators including One NZ,
Optus, Telstra, Rogers, KDDI, Salt, Entel, Kyivstar, and VMO2. Through these partnerships, we enable consumers, businesses, and public-sector customers to use their existing phones in more places, support critical connectivity during disasters and power outages, and open new applications for low-bandwidth mobile and IoT devices. Our current capabilities under our “V1” constellation (consisting of approximately 650 dedicated mobile satellites in orbit) include light data, text messaging (SMS), and over-the-top voice services (e.g.,
WhatsApp, FaceTime, Skype). We are developing more comprehensive satellite-to-mobile services, including broadband data and IoT connectivity, which are expected to deliver resilient, infrastructure-independent connectivity worldwide at 5G-like speeds. We have partnerships with over 20 MNOs on six continents, covering an area that is home to more than 1.4 billion people. We charge MNOs either a fixed fee or a per-
mobile user fee-based amount, which is typically passed through to the customer via the carrier as an “add-on”
feature.
Global Starlink Coverage

ACTIVE STARLINK
SUBSCRIBERS

156 Countries	**~8.9M** Starlink Subscribers	**~7M** Starlink Mobile Monthly Unique Devices

Inclusive of countries, territories, and other markets | Metrics as of December 31, 2025

AI. We operate a highly vertically integrated AI platform spanning gigawatt-scale AI compute infrastructure, our truth-seeking frontier AI model, Grok, AI solutions for consumer and enterprise customers, and X, our real-time information, entertainment, and free speech platform. We believe AI is rapidly converging toward AGI, where human cognitive capabilities can be replicated and scaled at machine speeds, profoundly augmenting human productivity. Once an AGI system exists, its true value derives from the ability to create limitless duplicates of human-like intelligence, necessitating vast computational resources and cost-efficient deployment to achieve meaningful scale. Without large-scale, power-efficient infrastructure, AGI cannot be deployed broadly or economically—making such infrastructure a critical strategic differentiator.
•AI Compute Infrastructure. xAI has established a leading position in building and scaling terrestrial AI compute infrastructure, becoming the first company to deploy a coherent gigawatt-scale AI training cluster. Our
AI compute facilities, COLOSSUS and MACROHARD, collectively provide 0.7 gigawatts of compute power, with additional power capacity available for data center operations. Our first-principles thinking enables us to build coherent compute at scale and at rapid speed with lower costs than most other companies in the industry.
We brought the first cluster of COLOSSUS online in 122 days, repurposing the shell of an existing factory, and the first cluster of MACROHARD online even faster in 91 days. As an illustrative comparison, 91 days

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represents an eight-fold faster deployment timeline compared to an industry benchmark of approximately two years to bring online a 100 megawatt greenfield data center. We also demonstrated an over four-fold improvement in cost efficiency, achieving data center construction costs of $2.7 million per megawatt for the first two clusters of MACROHARD compared to an industry benchmark of approximately $12.3 million per megawatt. This dual speed and cost advantage stems from our complete vertical integration and the shared culture infused by our founder, Mr. Musk, across our Space, Connectivity, and AI segments. The addition of
TERAFAB, an announced chip manufacturing initiative in partnership with Tesla, aims to further extend our vertical integration to chip design and manufacturing to alleviate potential future chip shortages, optimize compute performance, and potentially reduce overall compute costs. We believe that the key constraints in the continued growth of AI are physical—chip manufacturing, data center infrastructure, and power generation; the future of AI will be determined by the control of the physical stack.
•Truth-Seeking Frontier Model. xAI has developed one of the world’s most advanced, truth-seeking frontier models with Grok. Since launching Grok-1 in November 2023, we have released four major versions and notable variations thereof, achieving one of the fastest iteration cycles in the industry, culminating in Grok-4.20
(February 2026), which we believe delivers leading performance across editing, emotional intelligence, and voice interactions. Grok has reached complex reasoning, creative image generation and frontier-level performance across a broad range of challenging benchmarks—including reasoning, mathematics, coding, multimodal understanding, and general knowledge—in under two years from company founding, faster than the timelines demonstrated by other leading model providers. This accelerated rate of innovation stems from our highly vertically integrated stack: full ownership of training infrastructure, access to the world’s most powerful compute clusters, and relentless focus on truth seeking and real-world utility. A key competitive differentiator is
Grok’s deep integration with X, enabling proprietary access to a real-time information stream of approximately
350 million daily posts, which enhances freshness, relevance, and contextual awareness for Grok. This direct, real-time access to the information and human discourse on X enhances Grok’s truth-seeking capabilities by grounding outputs in up-to-date knowledge and diverse viewpoints. We believe that this combination of compute infrastructure scale and the massive dataset available to us through X, subject to some limitations for certain content, has allowed us to train our cutting-edge models far more comprehensively than others, achieve industry-leading performance, and provide model outputs that analyze real-time information on global events.
We expect that our compute infrastructure and direct access to real-time data via X constitute substantial performance advantages for Grok that will result in increasingly rapid and dramatic iteration cycles.
•Consumer and Enterprise Applications. We leverage our leading frontier models and compute infrastructure to deliver consumer and enterprise applications. In under six months, we developed Grok Voice, a real-time speech engine, including in multilingual performance. In the 30 days ending on December 31, 2025, our image and video generation system, Imagine, produced approximately eight billion images and over 1.8 billion videos.
We are also developing Macrohard, an agentic AI platform, which is an AI project between SpaceX and Tesla.
Macrohard is designed to be capable of fully emulating digital workflows and augmenting human operation of computers—from coding and product development to management and entire business processes—using sophisticated autonomous agents. We believe Macrohard will have the potential to fundamentally transform how companies are structured and operate, thereby allowing dramatic increases in human productivity. In addition, we believe our existing government relationships and track record as large government contractors are a structural advantage as governments become significant consumers of AI applications.
As of December 31, 2025, our integrated AI platforms across Grok and X supported over one billion accounts, including over 550 million MAUs. A growing portion of our users are subscribers paying for SuperGrok,
SuperGrok Heavy, and X Premium / Premium+ tiers for additional access and features. We also monetize user activity through high-impact advertising inventory on X. We believe X’s scale, real-time engagement, and integration with Grok provide a differentiated foundation for building a unified user experience across communication, content discovery, commerce, and financial services, among others. For enterprises, we offer tailored deployments of Grok customized to specific workflows and security needs through Grok Business and
Grok Enterprise, sold on license-, consumption-, or outcome-based pricing models.

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SpaceX and Tesla Collaboration
SpaceX and Tesla developed the early foundation of a strong and constructive partnership through a series of limited but successful commercial engagements. Our relationship with Tesla evolved meaningfully following Tesla’s
January 2026 commitment to invest in xAI—an investment that, upon SpaceX’s acquisition of xAI, was converted into an equity interest in SpaceX. Tesla and xAI continue to build upon their longstanding collaborative relationship by evaluating future strategic opportunities between the companies.
One expected area of collaboration is an AI project called Macrohard. This project aims to combine our frontier AI model with Tesla’s physical AI prowess to achieve the goal of augmenting the operational functions of entire companies. We expect Macrohard to benefit from running on both state-of-the-art processors and cost efficient, next-generation Tesla processors, a critical advantage of our vertical integration.
Another expected area of collaboration is TERAFAB, an announced AI chip manufacturing initiative designed to vertically integrate the design, fabrication, and deployment of advanced logic and memory chips. We believe this initiative will alleviate potential future chip shortages and optimize compute performance. The collaboration will include the Advanced Technology Fab in Texas, which we expect to be the world’s largest chip manufacturing facility. Our strategy for TERAFAB is to vertically integrate across the design of lithography masks, fabrication of logic and memory chips, and design of advanced packaging in a single closed-loop plant. Conducting all these activities end-to-end in a single facility enables rapid testing and iterations, allowing us to improve chip design and scale manufacturing faster. We expect that our speed and cost advantage from vertical integration will allow us to scale efficiently in AI chip manufacturing towards our long-term goal of producing one terawatt of compute each year. We are partnering to build TERAFAB in order to support growth in two kinds of chips— one type optimized for terrestrial edge and inference to be used primarily in Tesla’s Optimus robots and vehicles, and another type optimized for the space environment to be used in our orbital compute infrastructure. While TERAFAB is intended to expand our internal chip manufacturing capabilities, we expect to continue sourcing a significant portion of our compute hardware from third-party suppliers. We view TERAFAB as complementary to these relationships, enabling us to augment our access to compute hardware at massive scale and further complete our highly vertically integrated compute platform by extending our control to the foundational chip layer. We believe that the key constraints in the continued growth of AI are physical—chip manufacturing, data center infrastructure, and power generation; the future of AI will be determined by the control of the physical stack. We believe that we are better positioned than other AI companies given our unique control over the full physical stack. We plan to explore other areas of strategic collaboration with Tesla in the future.
Our Repeatable Business Model
Our business model is built on a repeatable, engineering-driven framework that combines our unparalleled launch capabilities, extreme vertical integration, rapid iteration, and disciplined capital investment to create durable, large-
scale businesses. We execute this framework through the following core principles:
1.Leverage our unparalleled launch capabilities to enable massive scale. Our rockets—with unmatched launch cadence, best-in-class reliability, and dramatically reduced cost-to-orbit—are the foundation that we expect will enable us to create economic opportunities in space and deliver a diversified portfolio of services.
Our launch capabilities enable large-scale deployment of assets that would not otherwise be economically viable.
2.Identify and create new trillion-dollar market opportunities. We focus on market opportunities that are useful for humanity and that present trillion-dollar opportunities, including global broadband and mobile connectivity for consumers, enterprises, and governments; and AI applications and computational infrastructure.
We prioritize opportunities where structural inefficiencies or legacy technological limitations have constrained supply.
3.Design a solution with world-class engineering and first-principles thinking. We apply physics-based engineering and first-principles thinking to design products and systems from the ground up—boiling things down to the most fundamental truths and reasoning up from there. This helps us drive massive, step-function improvements in performance, scalability, and cost.

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4.Apply “The Algorithm” (make less dumb, delete, optimize, accelerate, automate). We operate under a set of core execution principles that we refer to as “The Algorithm,” a five-step iterative process that we use as our guiding principles day-to-day. We make the requirements less dumb, delete unnecessary processes or parts
(embracing the principle that the best part is no part), only then optimize the necessary processes or parts, and then accelerate cycle time (many entities have launched once; no one other than us has ever launched over 100 times per year), and automate only proven processes after the first four steps are completed. We apply the
Algorithm across every aspect of our organization, creating a cultural and operational standard of excellence that has defined SpaceX since inception.
5.Vertically integrate all the way to the end customer. We design and manufacture a significant portion of our components in-house, including engines, avionics, structures, and software, even producing the “tools that make the tools,” enabling us to test, fail, and iterate rapidly. We can then release newer, more advanced hardware with speed and cost efficiency.
6.Continuously drive cost down and throughput up. Through rocket reusability, manufacturing at scale, advanced automation, and rigorous operational discipline, we continuously reduce unit costs while increasing launch cadence, satellite network, and AI hosting capacity.
7.Generate significant cash flow and reinvest in the future. As our businesses scale, they generate significant cash flow, which we reinvest into nascent market opportunities—driving a self-reinforcing cycle of constant innovation and potentially creating significant additional value.
Starship is a powerful example of this business model in action. Upon achieving a fully and rapidly reusable design, we believe Starship will support a step-function increase in launch capacity and be capable of landing massive amounts of cargo on the Moon. Once there, we believe it will be possible to establish a permanent presence for scientific and manufacturing pursuits. For example, we believe that factories on the Moon could take advantage of lunar resources to manufacture millions of AI satellites and deploy them farther into space. Additionally, we are collaborating with NASA under the Artemis program to land humans on the Moon, with the goal of using Starship for transportation, which will be the first such mission since 1972.
We will continue leveraging our expanding launch capabilities, combined with our engineering and manufacturing expertise, to create and scale new markets in space for the benefit of humanity—on Earth, the Moon, Mars, and beyond.
Our Engineering-First Culture
We are able to achieve transformative technological breakthroughs because we accept only the laws of physics as the limiting factors to our work and mission. Our core approach is deeply rooted in first-principles thinking, which rejects any preconceived notions or experience-based norms. Our unparalleled track record demonstrates our capacity to execute space missions and achieve technological breakthroughs with speed and precision that others have not achieved. We have a track record of achieving what many have deemed impossible. Some of our industry-
defining achievements and historic milestones include:
•The first private company to develop and launch a liquid-fuel rocket to reach orbit (2008);
•The first to successfully dock a private spacecraft with the International Space Station (2012);
•The first to successfully propulsively land (2015) and refly orbital-class rocket boosters (2017);
•The first to begin deploying a large-scale LEO broadband satellite constellation (2019);
•The first private company to transport astronauts to orbit, returning America’s ability to fly astronauts to and from the International Space Station (2020);
•The first to build a gigawatt-scale AI training cluster and largest coherent supercomputer (2026);
•The first gigawatt-scale Megapack battery installation (2026); and

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•The only company capable of building orbital AI compute at scale.
Our organizational philosophy fosters an engineering- and data-led culture that embraces failure as an essential learning opportunity and is maniacally focused on efficiency and speed. This culture allows us to deliberately move quickly to test new hardware, knowing that early failures provide more valuable data than protracted analysis. We view our factories as the machines that build the machines and maintain a relentless focus on our ability to move, fail, and fix fast.
Our AI Compute Infrastructure Advantage and Growth Strategy
We believe AI leadership will be defined by the ability to rapidly scale compute capacity to support exponential usage growth and frontier intelligence. There is a meaningful compounding benefit of greater usage, creating more data for training, driving improvements in model performance, and in turn leading to greater usage. We believe that our highly vertically integrated, shovels-to-tokens approach allows us to train and iterate our frontier models at lower cost and higher velocity, accelerating development cycles, eliminating external bottlenecks, and driving rapid, continuous improvements in model performance. This dynamic reinforces the criticality of scale and cost efficiency in compute infrastructure as the primary differentiator in the AI landscape.
Why Compute Matters. The training and inference demanded by advanced AI models require substantial computational resources. Greater compute capacity enables more intelligence by training new generations of models with increasing frequency and creating more capable models, ability to support inference, or usage, across a large and growing user base, and extraction of the highest performance from those models. As the AI user base expands, we also expect compute demand per user to increase significantly. Reasoning models introduced in 2024 demonstrated that allocating more computational resources during inference directly leads to higher-quality intelligence. AI agents popularized in 2026 demonstrated that allocating more computational resources enabled multi-step task execution, meaningfully increasing compute demand per human user interaction. In addition, compute infrastructure with end-to-end, cluster-level coherence through tight integration across software and hardware systems enables more efficient, stable, and higher-fidelity training and inference at scale—ultimately enhancing model intelligence and performance. Within inference, we expect computationally-intensive reasoning, agentic, and multi-modal workloads will continue to grow as a portion of overall usage. We therefore expect demand for compute will continue to increase across consumer, enterprise, and government applications as AI adoption accelerates. For example, U.S. compute demand has already outpaced available power supply with estimated demand of 62 gigawatts in 2025 exceeding the power generation of 49 gigawatts, according to industry sources. U.S. compute demand is expected to grow to 134 gigawatts by 2030, outpacing power generation of 109 gigawatts, nearly doubling the shortfall between demand and supply from 13 gigawatts today to 25 gigawatts by
2030. Furthermore, we believe that third-party estimates on data center demand are constrained by the practical supply limitations that exist in a terrestrial context and the power shortage may be far greater than what research estimates suggest. We believe operators with superior LLM-to-compute integration—the ability to efficiently support and allocate compute across both training and inference workloads—are best positioned to win the AI race.
Self-Reinforcing Network Effects Among Lower Cost Per Token, Model Quality, and User Adoption. AI systems are ultimately constrained or differentiated by the cost, speed, and scale at which they can generate and process tokens. A “token” represents the fundamental unit of data consumed and produced by modern AI models, for example corresponding to words, images, audio, or other modalities. It serves as the atomic unit through which models read, reason, and generate output. As such, tokens are the primary basis for measuring both the cost of training and cost of inference, making them a foundational economic metric in the AI space. Companies that can structurally reduce energy, compute, networking, and deployment costs per token will be positioned to train faster, iterate more rapidly, and ultimately manufacture greater intelligence, scale models more rapidly, and deliver increasingly powerful and accessible AI solutions. This creates a self-reinforcing advantage in which lower token costs drive greater model quality and user adoption, reinforcing AI leadership. This is because lower cost per token enables more frequent model training, larger and more sophisticated models, longer chains of processing for reasoning and agentic workloads, and significantly higher inference volumes at economically viable prices. This dynamic directly impacts model quality, responsiveness, and accessibility, while also determining the ability to serve the rising global demand across consumer, enterprise, and mission-critical AI applications. As AI systems scale toward increasingly complex reasoning tasks and higher usage intensity, improvement in cost per token

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enables meaningful advantages in performance quality, scaled distribution, and monetization. This is particularly true as the industry converges towards recursive self-improving learning that minimizes human intervention, which is highly token consumptive.
Cost of Compute is the Main Driver of Cost Per Token. The cost of compute is the primary driver of cost per token across both training and inference workloads. Each token processed by an AI model requires a quantifiable amount of computational effort. The total cost per token is determined by the efficiency, availability, and unit economics of the underlying compute resources. According to SemiAnalysis, for most AI companies without a build cost advantage, their total capital cost of building compute infrastructure derives approximately 30% from data center construction costs (including, but not limited to, the shell; mechanical, electrical, and plumbing (“MEP”); and grid interconnection) and approximately 70% from the cost of procuring processors and critical IT equipment. Ongoing operational costs of utilizing this compute infrastructure include the cost of power to run the processors, cost of maintaining those processors, and cost of delivering inference workloads to the end user. Improvement in the cost of building and operating this compute infrastructure—whether through lower data center construction cost, lower power infrastructure cost, shorter time to grid interconnection, or higher cluster-level throughput—translates directly into lower cost per token. Accordingly, for a given level of intelligence, we expect the long-term economics of AI companies to be driven by the ability to consistently deliver bleeding-edge compute at the lowest possible cost per token. Because of our unique ability to vertically integrate across the infrastructure, compute hardware, and software layers, we believe we can achieve the lowest cost per token in the future.
We Have a Dual Speed and Cost Advantage in Terrestrial AI Compute. We have established a leading position in building and scaling terrestrial AI compute infrastructure, becoming the first company to deploy a coherent gigawatt-scale AI training cluster. We own and operate what we believe to be the largest AI training data center clusters on Earth. Our AI compute facilities, COLOSSUS and MACROHARD, collectively provide 0.7 gigawatts of compute power, with additional power capacity available for data center operations. Our first-principles thinking enables us to build coherent compute at scale and at rapid speed with lower costs than most other companies in the industry. We brought the first cluster of COLOSSUS online in 122 days, repurposing the shell of an existing factory, and the first cluster of MACROHARD online even faster in 91 days. As an illustrative comparison, 91 days represents an eight-fold faster deployment timeline compared to an industry benchmark of approximately two years to bring online a 100 megawatt greenfield data center. We also demonstrated an over four-fold improvement in cost efficiency, achieving data center construction costs of $2.7 million per megawatt for the first two clusters of
MACROHARD, compared to an industry benchmark of approximately $12.3 million per megawatt. We are able to deploy power and compute significantly faster than other AI companies through first-principles thinking, behind-
the-meter power generation, coupled with what we believe is the world’s largest network of sustainable battery storage systems, and innovations in advanced liquid cooling, high-density rack layouts, and efficient networking.

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Compute Deployment Speed and Efficiency

Up to 2 Years
INDUSTRY BENCHMARK
91 Days
MACROHARD
110K
GB200S
8X FASTER

Note: Industry Benchmark of 24 months refers to build time for a 100 megawatt greenfield data center and is illustratively compared to the time needed to bring online the first clusters of COLOSSUS and MACROHARD

$12.3M Per MW
$2.7M Per MW
INDUSTRY BENCHMARK
MACROHARD
4X CHEAPER

Our first-principles thinking and innovations in advanced liquid cooling, high-density rack layouts, and efficient networking enable rapid, cost-effective scaling with the latest processors—keeping us ahead of competitors deploying traditional methods. Faster deployments reinforce our cost advantage: we are able to access and bring online the highest performing hardware before our competitors, allowing us to sustain a token cost advantage. For

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example, we believe MACROHARD became one of the world’s first data centers to deploy GB200s and GB300s at significant scale and is currently powering training for our next frontier models, including Grok-5. We have already proven in multiple large-scale terrestrial data centers that we have built not only faster than competitors in the industry, but also at a lower cost.
We have a Unique Right to Win in Orbital AI. The Sun contains approximately 99.8% of the solar system’s energy and offers what we believe is the only truly scalable solution to terrestrial energy constraints, as we expect the cost and availability of terrestrial energy sources over time will necessitate a transition to orbital AI solutions. The logical path forward is to move power-intensive AI workloads into orbit, where solar energy is near-constant and uninterrupted. With such accessibility to energy, we believe that our launch business will enable us to consistently activate the highest performing hardware before our competitors without such access, shrinking the timeline to useful tokens on bleeding-edge hardware and sustaining our token cost advantage. Manufacturing next-generation satellites and launching them into space in very large numbers is a core component of our plans. We believe we are the only company with a commercially viable path to building orbital AI compute at scale. This is underpinned by our unique ability to launch substantial mass into orbit cost-efficiently through reusable rockets and to manufacture secure, reliable, and high-performance satellites at low cost and high volume.
•Terrestrial compute leadership. We believe the same cost and build advantages that have underpinned our leadership in gigawatt-scale terrestrial data centers will enable us to innovate across other terrestrial data center formats such as modular data centers for inference. We believe our modular terrestrial data center architectures will provide a foundation for the deployment of compute infrastructure in orbit given similarities in form factor in contrast to a gigawatt-scale campus.
•Satellites. Just as we expect our expertise in terrestrial data centers will enable us to package AI compute into modular, satellite form factors, we expect our leadership in satellite communications to allow us to interconnect our fleet of AI satellites into a massive, coherent constellation of compute. For example, as of December 31,
2025, our constellation already incorporated over 21,000 inter-satellite lasers that create a dynamic mesh network in space, enabling traffic to route through orbit rather than relying solely on terrestrial backhaul infrastructure. We are designing next-generation, high-performance AI compute satellites built for high volume, low cost, and with the reliability required for long-duration operation in space.
•Starship. We expect each of our Starship V3 vehicles to carry over 100 metric tons to Earth’s orbit in a reusable configuration, and future generations could reach 200 metric tons in capacity, potentially as soon as
Starship V4. Future generations of Starship are being designed to double this payload capacity, eventually delivering millions of tons to orbit and beyond per year. Delivering large amounts of mass to orbit at low cost will be critical to deploying AI compute satellites at scale.
We Believe Orbital AI Can Accelerate Time to Power and Reduce Token Costs. The Sun contains approximately
99.8% of the solar system’s energy and offers what we believe is the only truly scalable solution to the challenge of accelerating demand for compute relative to terrestrial energy constraints. The logical path forward is to move power-intensive AI workloads into orbit, where solar energy is near-constant and uninterrupted. With such accessibility to energy, we believe that our launch business will enable us to consistently activate the highest performing hardware before our competitors without such access. We believe SpaceX is uniquely positioned to deploy and operate data centers in orbit that can eventually achieve a lower cost than terrestrial data centers over time due to our extreme vertically integrated approach across launch, satellite manufacturing at scale, network connectivity and terrestrial data center expertise.
•Time to useful tokens on new generations of infrastructure. Although we have already demonstrated an ability to rapidly scale new generations of compute in terrestrial deployments, we believe orbital AI will accelerate our time to useful tokens on bleeding-edge AI infrastructure. Physical deployment of new hardware is expected to be enabled by our launch business, where we believe reusability and launch cost efficiency will drive rapid cycles of payload delivery. Rapid time to useful tokens on that hardware will be enabled by the
Sun’s near-constant, uninterrupted supply of power, which would circumvent terrestrial power infrastructure constraints such as power procurement, grid interconnections, and permitting. As new generations of AI infrastructure continue to deliver step-function improvements in token efficiency, we believe that maintaining

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an AI fleet consistently at the bleeding edge of the frontier curve has the potential to deliver a sustainable cost per token advantage relative to our competitors.
•Construction, power, and cooling infrastructure. In orbit, construction costs are replaced by launch costs and satellite production costs. We expect reusable launch systems and high flight cadence will significantly reduce the cost per kilogram to orbit, enabling more efficient deployment of compute payloads to orbit, and eventually approach the cost of fuel. We believe our advanced satellite manufacturing capabilities enable us to build AI compute satellites at scale and lower cost than competitors. Other terrestrial data center construction costs such as building the shell, MEP, and grid interconnection are not applicable in space. As a result, once Starship and our AI satellites are fully deployed at scale, we believe that the initial deployment costs of in-orbit compute in the aggregate will be less than construction costs of others’ terrestrial data centers.
•Cost to procure and service processors. The cost of processors is a significant cost for both terrestrial and orbital data centers. We do not believe that moving compute to space in and of itself will have a meaningful impact on the cost of procuring processors. However, we believe that diversifying our long-term access to the supply of processors, including through our TERAFAB initiative in partnership with Tesla, will be a key driver in reducing the overall cost of compute hardware over time. By combining internally manufactured, lower cost chips with those we source from third-party suppliers, we expect the overall cost of our processors to decline. In addition to reducing costs, we also expect that this hybrid sourcing strategy will help alleviate potential future chip shortages at SpaceX. In addition, we intend to conduct intensive pre-deployment testing to reduce the rate of chip failure in space, as we do not anticipate servicing or repairing processors in space.
•Ongoing operations. The total cost of operating data centers is heavily influenced by energy, cooling, and distribution requirements. In orbit, chips are expected to be powered by solar energy which is low cost and unlimited, and we expect to leverage radiative cooling architectures, which incur no operating costs compared to liquid or air cooling. Our integrated, space-based Starlink network architecture also enables more cost efficient routing of data between compute clusters and to end users on a global basis.
We Believe We Are Well-Positioned to Deliver Orbital AI Compute. We believe orbital AI compute is an incredibly difficult technical challenge that only we can solve at scale in the near term. We are the only company that has already accomplished all the key technical challenges associated with evolving connectivity satellites into AI compute satellites. In our view, due to our proven experience, we are well-positioned to deliver a full-scale AI compute satellite constellation. Significant work remains, but we are confident in our singular leadership position.
•We have unmatched satellite launch capabilities to enable deployment at scale. Our ability to launch mass at scale and low cost is our foundational competitive advantage. Deployment of 100 gigawatts per year via satellites carrying over 100 kilowatts of compute power per metric ton will require thousands of launches per year and the transport of approximately one million metric tons to orbit annually. The fully reusable nature of
Starship positions us to be capable of launching this level of mass. We plan to leverage our PEZ dispenser system, an integrated payload deployment system for Starship, along with our experience in developing fully deployable single-unit systems that are designed to substantially reduce the risks associated with in-orbit assembly. Starlink V1 and V2 Mini satellites have already demonstrated launch survivability and high reliability under vibration, shock, g-loads, acoustic stress, and vacuum exposure, achieving 99.9% average uptime.
Although introducing AI processors would traditionally increase component-level failure rates, we plan to subject compute hardware to extensive pre-deployment testing on Earth to identify early life failures before launch.
•We have already solved many of the significant technical hurdles to evolving connectivity satellites into
AI compute satellites. Through our leading expertise of connectivity satellites—including mass production, deployment, network operations, and inter-satellite lasers and mesh connectivity—we have already solved the hardest part in the development of AI compute satellites. AI compute satellites represent an evolution of spacecraft engineering already demonstrated at scale through Starlink. Because of this foundation, we believe development of AI compute satellites will be easier for us than for anyone else. AI compute satellites must integrate high-density compute payloads developed with radiation-tolerant designs and components with high electrical power generation, advanced thermal management, and inter satellite networking. To source the

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electricity needed to power our AI processors, we aim to continuously scale our existing space-grade solar technologies through insourced process development and build a constellation in dawn-dusk Sun-synchronous orbit that delivers near-constant solar exposure. We expect Solar cells optimized for the space environment will be produced at a rapid rate, with early satellites generating 100 kilowatts of solar power and scaling from there.
In orbit, thermal control must be accomplished through radiation rather than convection and conduction. We plan to advance thermal control systems proven on Starlink, including the use of radiators, vapor chambers, active cooling loops, and coatings to dissipate the heat generated by AI hardware in space’s vacuum. We will also utilize inter-satellite lasers pioneered by Starlink for mesh networking at scale, creating coherent computing clusters across free space instead of wired connections used in terrestrial data centers. Our existing Starlink constellation, with over 21,000 inter-satellite lasers and our space-to-ground optical terminals, is a crucial enabler of orbital AI compute, as its global network allows data from our AI satellites in Sun-synchronous orbit to reach ground stations anywhere on Earth. The SpaceX AI satellites will be designed for high rate, automated production to enable the scale of satellites needed for the large amounts of compute planned in space.
•We will use our proven Starlink in-orbit technology to optimize our orbital AI compute. In order to operate orbital AI satellites, we plan to build on our vast experience of operating over 8,900 Starlink broadband and mobile satellites in Low-Earth Orbit. In 2025 alone, Starlink satellites proactively performed over 1,000 automated collision avoidance maneuvers per day guided by this technology to safely and efficiently operate the constellation. This operating model gives us control over workload placement across Earth and space while maintaining resilience through redundancy and fail safe systems. To ensure optimized thermal management and power generation, we will design each satellite’s solar arrays to face the sun for constant power while its housing radiator panels face cold deep space for radiative cooling. A high degree of controllability will allow the satellite to be optimized for brightness mitigation, disposal, and other modes of operation. As more advanced AI hardware becomes available, we plan to manage the lifecycle of deployed systems by shifting older hardware to lower intensity workloads as performance characteristics evolve, and retiring systems that are no longer needed through controlled end of life disposition, including transition to graveyard orbits where appropriate. Space based compute also introduces orbital debris risk, which we already manage at constellation scale through our autonomous collision avoidance system across Starlink.
•We can manufacture our AI compute constellations at scale with rapid upgrade cycles. We have built one of the largest satellite manufacturing operations in the world with standardized bus architectures, rapid iteration cycles, and automotive-style production lines, enabling us to evolve bus architecture and subsystem design with limited reliance on third-party suppliers. Our highly vertically integrated approach will be key to our mass-
scaling efforts and should allow us to deploy the latest AI processors. Our ability to quickly develop and deploy new generations of AI compute to orbit will be a key advantage in maintaining frontier performance of the constellation. We believe SpaceX will be the first and only company to manufacture satellites at the scale of automotive manufacturing.
•We are building chip manufacturing capabilities to scale our access to AI compute hardware. We announced a collaboration with Tesla in March 2026 to build the TERAFAB initiative with a long-term goal of producing one terawatt of compute hardware each year. Our strategy for TERAFAB is to vertically integrate across design of lithography masks, fabrication of logic and memory chips, design of advanced packaging and rapidly test and iterate in order to improve chip design and performance. With this internal manufacturing capability, we plan to alleviate potential future chip shortages at SpaceX and design chips that are optimized for the space environment. We expect that our speed and cost advantage from vertical integration will allow us to scale efficiently in AI chip manufacturing.
•We can leverage our terrestrial experience to build and operate compute clusters and AI workloads at scale. We believe our experience operating compute infrastructure on Earth provides the technical and operational foundation to extend these capabilities into orbit. For example, manufacturing and silicon defects in
AI processors can cause failures early in life. We plan to subject compute hardware to extensive pre-deployment testing on Earth to identify early life failures before launch to reduce in-orbit disruption. Over time, we plan to design AI compute processors optimized for the space environment. Our operating experience will be critical in informing our orbital data center designs for highly reliable operations even with potential chip failures. This capability is further supported by our flexible allocation of AI workloads across compute clusters, enabling us to

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utilize orbital data centers for workloads without hardware reconfigurations or maintenance. For compute hardware that does fail, we plan to leverage existing Starlink fleet management software to reallocate traffic to other satellites and prevent cluster-level downtime. We further believe that our strong relationships with chip makers enhance our ability to build a well-functioning, integrated AI compute system in space.
We Believe Our Infrastructure is a Distinct Advantage in Delivering Superior AI. We believe that the key constraints in the continued growth of AI are physical – chip manufacturing, data center infrastructure, and power generation; the future of AI will be determined by the control of the physical stack. We believe no other AI company has better control over the full physical stack than SpaceX. We expect the combination of lower cost per token, our ability to deploy and operate data centers in orbit, and our strength in connectivity to result in more scalable intelligence that is accessible globally at high speeds by way of the following structural advantages:
•Time to power. If we are able to deploy our AI compute satellite constellation, we believe it will enable compute capacity to be deployed and expanded efficiently as capacity requirements grow. This approach will also allow us to deploy new generations of compute hardware in quicker succession relative to terrestrial approaches where data centers cannot be easily retrofitted for new compute hardware. Due to terrestrial retrofitting limitations, adding terrestrial capacity typically demands building large, new data centers designed for specific generations of compute hardware. This approach is usually burdened with long lead times for activities such as power procurement, utility grid interconnections, and permitting before new computing hardware can generate useful tokens. We believe our orbital, modular approach will allow us to circumvent terrestrial power infrastructure constraints.
•Highly scalable compute capacity. Unlike terrestrial facilities constrained by physical footprint and availability of power in a given location, orbital data centers leverage a decentralized mesh architecture. This permits the aggregation of massive compute clusters interconnected over long distances by inter-satellite lasers pioneered by Starlink. Space offers effectively unlimited power and vast expanse to sustain uninterrupted operations as capacity grows. We believe this abundance of power and physical area will allow us to scale our connected compute capacity faster and far beyond levels that are terrestrially viable.
•Low latency. Our satellite constellation provides a direct, orbital data path that circumvents the bottlenecks of terrestrial communications networks. This architecture is particularly suitable to support high-speed connectivity for latency-sensitive workloads, which we believe are increasingly valued in certain consumer- and enterprise-facing applications.
•Global distribution. Because of the global coverage of our satellite constellation, not only can we deliver high-
speed, ultra-low latency AI solutions, we can do so anywhere in the world. We believe our increasingly global network of Starlink satellites will enable us to deliver frontier intelligence, at high speed and reliability, to communities and economies around the world.
Design and manufacture our own chips. TERAFAB aims to be the world’s largest chip manufacturing facility, with the goal of achieving one terawatt of annual compute production capacity. While TERAFAB is intended to expand our internal chip manufacturing capabilities, we expect to continue sourcing a significant portion of our compute hardware from third-party suppliers. We view TERAFAB as complementary to these relationships, enabling us to augment our access to compute hardware at massive scale and further complete our highly vertically integrated compute platform by extending our control to the foundational chip layer. By developing end-to-end capabilities spanning the design of lithography masks, fabrication of logic and memory chips, and advanced packaging, all in a vertically integrated closed-loop single plant, we will be able to more rapidly iterate to improve chip design and performance. We plan to design chips that are optimized for the space environment. This collaboration directly enables our planned orders-of-magnitude increases in AI compute deployment in orbit which would be constrained by pure reliance on external foundries. Leveraging shared engineering resources, intellectual property, and infrastructure across Tesla and SpaceX, TERAFAB creates powerful ecosystem synergies that accelerate innovation cycles and reduce costs. Just as we manufacture approximately 80% of Starship in-house, enabling it to be the world’s most powerful and, eventually, the most cost-effective launch vehicle through full and rapid reusability, we expect significant speed and cost advantages from TERAFAB’s vertical integration. We

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believe this will provide us with a critical competitive advantage in the race to scale AI infrastructure, especially as we begin our orbital AI satellite deployments.
Industry Overview
We are focused on three rapidly evolving industries: space, connectivity, and AI. Technological advancements and breakthrough innovation are enabling what we believe is the next great economic frontier, as progress across space launch, global communications, frontier models, AI compute, robotics, and automation reshape what is possible on and off Earth. There are several key trends driving the growth and evolution of these industries in which we operate:
•Reusable launch and industrialized space operations are materially reducing the cost of access to orbit, increasing mass carried per launch, and enabling high-cadence deployment of space-based infrastructure;
•High‑volume satellite manufacturing, combined with rapid constellation refresh cycles, is expanding the ability for ubiquitous connectivity across unconnected, underconnected, and mobile “dead zone” areas; and
•AI, automation, and robotics are accelerating engineering iteration cycles, streamlining operations, and revolutionizing complex construction, reducing reliance on scarce specialized labor while delivering faster, more precise, and cost-optimized infrastructure.
The Space Industry
For most of the space age—dating back to the first launches in the 1950s—spaceflight was shaped by onerous regulatory requirements and government budgets that determined launch cadence. The prevailing cost-plus procurement model offered limited incentives to reduce costs or increase launch cadence, creating an operating environment that constrained technological innovation. Government agencies served as the primary launch services providers and the industry remained stagnant for decades. According to NASA, until the 2000s and the introduction of the Falcon 9 by SpaceX, global commercial launch activity averaged 25 to 35 launches per year. As a result, the space industry remained a niche domain with limited ability to support large commercial markets or scaled space-
based infrastructure.
During this period, satellites—which comprised the majority of launch payload—were typically bespoke, expensive systems requiring significant non-recurring engineering that consisted of development cycles that were measured in decades. Launch vehicles were designed to be largely expendable and optimized for single-mission use, reinforcing a low-throughput ecosystem that lacked flexibility, scalability, and responsiveness to evolving customer requirements.
The need for more advanced launch capabilities became clear as space-based use cases expanded to include communications, navigation, Earth observation, environmental monitoring, scientific research, Intelligence,
Surveillance and Reconnaissance, and access to the International Space Station. In 2006, NASA awarded SpaceX, along with Rocketplane Kistler, the landmark Commercial Orbital Transportation Services contract that heralded the age of commercial space launch, marking a shift toward a more scalable approach to accessing space. This inflection point catalyzed a transition toward systems designed for more frequent operations, lower cost, and greater operational flexibility.
Fundamental breakthroughs in high cadence, reliable, and affordable access to space—driven largely by SpaceX—
have expanded space from a purely mission-driven activity to a fully industrialized and commercial sector capable of supporting and enabling industries far beyond traditional launch and satellites. SpaceX’s advancements reduced the cost of access to orbit from tens of thousands of dollars per kilogram to just a few thousand dollars per kilogram.

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Cost of Space Launches to Low-Earth Orbit
(constant 2021 $ per kilogram; plotted on a logarithmic axis)

LAUNCH COST ($ / KG)
256,000
128,000
64,000
32,000
16,000
8,000
4,000
2,000
1,000
1962
1969
1976
1983
1990
1997
2004
2011
2018
YEAR OF FIRST SUCCESSFUL LAUNCH
PAYLOAD SIZE
HEAVY
MEDIUM
SMALL
Space Shuttle
Ariane 5G
Falcon 1
Falcon 9
Falcon Heavy

As launch economics have changed rapidly over the last decade, demand for orbital infrastructure has expanded dramatically. Commercial operators have launched thousands of satellites since 2015 as constellation architectures scale and diversify. According to the U.S. Government Accountability Office, the number of satellites in orbit has grown from approximately 1,400 in 2015 to more than 11,000 in 2025. With over 8,900 Starlink broadband and mobile satellites in Low-Earth Orbit as of December 31, 2025, SpaceX owns and operates approximately 75% of all active maneuverable satellites. Additionally, launch activity has continued to grow, with approximately 220 metric tons of payload launched to orbit in 2012 increasing to approximately 2,600 metric tons in 2025, of which over 80%
was launched by SpaceX.
Government demand is rising in parallel: according to the Space Foundation, excluding classified spending, U.S.
Government space spending in 2024 totaled approximately $77 billion. Notably, U.S. national security customers have also awarded approximately $13.7 billion across the National Security Space Launch (“NSSL”) Program’s
Phase 3 Lane 2 contracts through 2032, supporting approximately 54 missions from 2025 to 2032, with the overall
Phase 3 manifest nearly doubling Phase 2’s manifest to 84 missions. Amid escalating geopolitical tensions that further underscore the critical role of resilient launch infrastructure, we believe government space budgets around the world are positioned for sustained, long‑term growth.

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Falcon Heavy Boosters Landing
On the back of dramatically reduced launch cost pioneered by SpaceX over the past two decades, the global economy is reorganizing around a new domain: space. We believe the development of a lunar economy will be central to unlocking the full potential of this new domain and advancing the long-term transition to a multiplanetary civilization.
The Connectivity Industry
Modern life relies on connectivity. Over the past several decades, the technologies that underpin global connectivity have evolved rapidly, reshaping the way individuals, families, and organizations communicate, collaborate, and access information.
Despite remarkable technological advancements, terrestrial networks remain constrained by the same inherent structural limitations that have hindered them since their inception. According to the Global Satellite Operators
Association, terrestrial network infrastructure only covers approximately 20% of global land mass, resulting in significant unserved and underserved regions across both developed and developing economies. This terrestrial connectivity gap spans areas that are remote, difficult to build in, or economically impractical to serve—and also includes mobile “dead zones” within otherwise well-connected areas and in urban markets. According to the J.D.
Power U.S. Wireless Network Quality Performance Study, U.S. wireless customers experienced service problems in approximately one out of every 12 mobile interactions, even in well-connected areas. As demand for ubiquitous, high-reliability connectivity continues to rise, terrestrial networks alone are increasingly unable to bridge the widening gap between user demand and available coverage.
The development of large-scale LEO constellations represented a paradigm shift, breaking from the long-standing dependence on terrestrial networks for global connectivity. Deployed at unprecedented scale—such as through
SpaceX’s Starlink and Mobile constellations—these satellites can provide high-speed, low-latency service that integrates seamlessly with terrestrial infrastructure. This evolution has transformed satellite connectivity from a solution of last resort into a core pillar of resilient, ubiquitous global communications.

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Consumer Broadband
Residential internet access began with the dial-up connection in the late 1990s with maximum speeds of .056 Mbps, when early users relied on narrowband copper phone lines to connect. As demand for speed and reliability grew, dial-up gave way to DSL, cable, and eventually fiber, each increasing downlink capacity and enabling more connected devices. According to the Speedtest Global Index, the global average broadband download speed has increased to approximately 120 Mbps. Satellite internet also emerged in the 1990s through geostationary orbit
(GEO) systems that extended coverage to remote and unconnected regions—beginning with early offerings such as
Hughesnet’s first satellite service DirecPC, which provided downstream speeds of roughly 400 kbps compared to dial-up averages of 28.8 kbps—but these systems were constrained by limited throughput and high latency, making it difficult to keep pace as consumer requirements evolved. Starlink satellites operate in Low-Earth Orbit, substantially closer to the Earth’s surface than traditional geostationary communications satellites. This architecture reduces signal latency and is designed to support broadband connectivity in remote and underserved areas. Each launch of additional Starlink satellites increases the overall capacity of the network, which provides service globally.
In today’s digital landscape, consumers increasingly rely on seamless, high-performance connectivity to power all aspects of connected life—from every day digital services to demanding applications that require high throughput, consistent performance, and low latency. These needs are particularly challenging to satisfy in regions where terrestrial networks are limited, degraded, or unavailable due to prohibitive deployment costs, rugged terrain, low population density, or outdated infrastructure. Consequently, consumer broadband has evolved into a multifaceted ecosystem, where diverse access technologies converge and providers compete based on superior reliability, consistent performance, and an exceptional overall user experience.
Consumer demand for data is surging at a pace that terrestrial infrastructure has struggled to match. According to
International Data Corporation’s Global DataSphere, in 2025, global data generation was estimated to have reached more than 585 exabytes of per day—up from approximately 10.8 exabytes per day in 2010—reflecting an immense escalation in consumption. With fixed broadband connections projected to reach two billion by 2030 according to
Ericsson, and terrestrial expansion often economically unfeasible in remote and challenging regions, only space-
based systems can deliver truly global, ubiquitous, high-throughput coverage capable of supporting this explosive growth in data demand.
Enterprise and Government Broadband
Enterprise broadband internet has evolved alongside residential internet, beginning with fixed private lines that connected offices and infrastructure. As businesses adopted real-time, distributed workflows, they needed secure, low-latency connectivity across multiple sites and mobile assets. Mobility became essential in sectors like manufacturing, transportation, and logistics, extending connectivity demands beyond fixed locations into dynamic environments that terrestrial networks often cannot support reliably or economically. Enterprises now expect seamless, uninterrupted performance with instant failover where terrestrial systems are unavailable or unstable—
driving adoption of hybrid architectures that combine ground networks with space-based solutions.
Enterprise connectivity demand continues to rise as organizations digitize operations and rely on real‑time, cloud‑based workflows that require secure, low‑latency connectivity across distributed sites and mobile environments. This is particularly true in the case of aviation, maritime, and land mobility applications, where aircraft, vessels, and ground fleets are inherently mobile and therefore unable to depend on continuous terrestrial network coverage for connectivity. These platforms increasingly require resilient communications to support flight and voyage operations, crew applications, passenger internet access, telematics, and port or shipboard logistics. In aviation, legacy GEO-based systems that are still prevalent across most major commercial fleets typically provide low Mbps speeds and significantly higher latency, often exceeding 500 milliseconds, falling well short of the approximately 100 Mbps throughput and sub-50 milliseconds latency that today’s applications—such as streaming, cloud services, and real-time collaboration—increasingly demand. Therefore, there is a need for modern LEO-
powered in-flight connectivity systems—such as Starlink Broadband—that can deliver passenger download speeds exceeding 400 Mbps with latency as low as 21 milliseconds. Terrestrial networks cannot meet these evolving demands where deployment is costly, complex, and slowed by regulatory constraints, and legacy satellite solutions have not delivered the latency or consistency needed for enterprise‑grade applications.

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Defense and civil agencies similarly require secure, resilient, and global connectivity, often operating in contested or infrastructure-poor regions where terrestrial networks are unavailable or vulnerable. As the battlefield becomes increasingly connected, the need for robust, persistent connectivity across all domains is more urgent than ever.
Modern missions depend on high-throughput, low-latency connectivity for command and control, autonomous systems, emergency response, and humanitarian operations, driving demand for architectures that maintain performance where terrestrial systems fail. Substantial government investment into mission-critical, space-based communication services illustrates the institutional reliance on LEO architecture for defense applications. High-
throughput, low-latency LEO constellations add a new architectural layer that enhances redundancy, operational continuity, and flexibility across mission sets. There is an increasing need for purpose-built secure platforms—such as Starshield, that can provide encrypted, high-assurance communications and modular payload integration—further expand the utility of space-based connectivity for defense, civil, and national resilience needs. Together, these advances position space as the foundational component of future mission‑critical communications architectures.
Satellite-to-Mobile Service
Since the early rise of mobile phones, terrestrial networks have expanded at immense cost and increasing density to support successive generations of cellular technology—from the primarily voice-centric networks of the 1980s to today’s high-speed 5G data networks. These investments have enabled much of the global population to become well‑connected, yet the capital‑intensive nature of terrestrial build‑outs has resulted in vast geographic mobile “dead zones” where coverage remains too expensive or is nonexistent. In many regions particularly those that are remote or sparsely populated, extending towers is economically impractical for mobile network operators, resulting in large segments of the population with limited or no access to reliable connectivity. Early satellite-based cellular options, beginning in the 1980s with dedicated satellite phones, helped fill these gaps but required bulky hardware and carried high usage cost, limiting them to narrow and mission-driven use cases. As consumer expectations for ubiquitous coverage have grown, mobile network operators face structural limits in closing these “dead zones” with terrestrial infrastructure alone, making LEO-based augmentation the most viable path to continuous, reliable mobile connectivity at global scale.
Early satellite-to-mobile services (i.e., those connecting directly to standard smartphones) emerged in the 2020s with support for basic messaging and, in some cases, voice in areas without terrestrial coverage. These offerings provided more contiguous communication for safety, continuity, and remote operations. However, they were introduced at the same time mobile data consumption was accelerating dramatically, and consumer expectations for “always-
connected” devices were rising. As a result, satellite-to-mobile technology is now evolving beyond emergency-only communication. It is shifting toward enabling everyday smartphones to remain seamlessly connected when outside traditional cellular or Wi-Fi range, integrating satellite connectivity into routine mobile usage, rather than treating it as a contingency layer. At the same time, telecom operators have been reducing capital expenditures amid slower revenue growth, weaker monetization, and declining returns on invested capital—pressures that have limited their willingness to maintain historically high levels of network deployment. These shifts are also increasing demand for harmonized, scalable spectrum allocations capable of supporting higher-capacity satellite-to-mobile services without interfering with terrestrial networks, with the potential to add an incremental $1.4 trillion of economic growth over the next 10 years, as forecasted by Cellular Telecommunications and Internet Association.
These industry shifts have opened the door for deeper collaboration among satellite operators, MNOs, carriers, spectrum owners, device manufacturers, and regulators. As satellite network performance continues to improve and these partnerships expand, satellite-to-mobile offerings—such as Starlink Mobile—are poised to evolve from a
“backup” layer into a meaningful complement to terrestrial networks, extending coverage and enhancing overall network resilience and performance.
The AI Industry
Humanity is defined by our relentless pursuit of knowledge, with each transformative breakthrough dramatically expanding our capacity to create, preserve, and share ideas across time and space. AI marks the next—and arguably most consequential—chapter in this progression. For the first time, we are creating systems that do more than simply amplify or transmit human-generated knowledge. These systems can reason, learn, and generate new knowledge autonomously—synthesizing information, forming hypotheses, and in some domains even making original

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discoveries. In doing so, they augment, accelerate, and will likely surpass unaided human cognition. This represents a profound shift: we are moving from tools that simply extend the mind to autonomous agents and companions that actively participate in the act of knowing.
Over the past decade, the convergence of big data, advances in AI hardware, and the breakthrough development of
LLMs have transformed AI from a speculative academic field into a foundational driver of the modern economy.
AI Compute
Massive demand for frontier AI models is accelerating the build-out of AI infrastructure at a pace and scale with few historical precedents. Meeting projected AI needs will require $7 trillion in global data center investment through
2030, with generative AI workloads expected to account for roughly 70% of total data-center power demand by the end of the decade. Each new generation of frontier models requires exponentially greater compute, following well-
established scaling laws that link model performance to the volume and quality of training data, parameter count, and total compute expected. The rise of agentic AI and the potential emergence of artificial general intelligence are expected to further amplify inference workloads, driving a step-function increase in compute requirements and the corresponding data center capacity needed to support them. Frontier AI has become fundamentally infrastructure-
constrained. Only operators with access to massive amounts of power, very large GPU clusters and tightly integrated training infrastructure can train cutting-edge models, and these systems exhibit non-linear performance advantages that compound over time. Compute infrastructure scale helps determine model iteration speed, model quality, and capital efficiency—making infrastructure itself a critical capability.
AI Frontier Models
A new class of frontier models has emerged, which includes LLMs and multimodal models. LLMs are neural network-based models trained on massive datasets to interpret user questions and generate responses to highly complex questions. LLMs can synthesize existing research, propose new ideas, and communicate in a natural language that requires no programming expertise by the user. Demand for these tools has been explosive—according to a YouGov survey, approximately 60% of Americans have used AI tools since December 2024, and 34% use AI tools at least weekly. Multimodal models are AI systems that can process, understand, and generate outputs across multiple types of data simultaneously—such as text, images, audio, video, and sometimes other modalities—rather than being limited to just one (like text-only language models). Multimodal models offer several key benefits over traditional unimodal (e.g., text-only) systems by processing and integrating multiple data types like text, images, audio, video, and sometimes sensor data simultaneously. They provide richer contextual understanding, capturing relationships and nuances across modalities that are invisible in isolation, leading to more accurate predictions and reasoning.
AI frontier models are shaped by the values, objectives, and design choices of their creators. Model intelligence and performance reflect decisions around data curation, training methodologies, alignment frameworks, and system constraints, resulting in different reasoning styles, interpretations, and responses across models. Therefore, values can be embedded in the technology, influencing accuracy, logic, and utility of the model outputs and how well models can serve end users.
Following rapid frontier model innovation and broad adoption of chat-based tools, organizations are now beginning to deploy agentic systems—AI that can use tools and operate with limited supervision. This marks the beginning of what we believe will be a broader transition from co-pilots to agentic systems that enable high-complexity workflows and create materially higher inference demand.
Consumer and Enterprise Applications
Advances in digital communication have reshaped how information is created, shared, and consumed, laying the foundation for today’s social media platforms. These platforms have become essential channels for digital advertising by combining large‑scale user engagement with targeted content and ad distribution. Recent advances in
AI are further strengthening advertising, allowing enterprises to optimize campaigns and measure outcomes. At the same time, consumer expectations for AI‑powered tools are rising, with users seeking timely, accurate and trustworthy information across an expanding universe of digital content.

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We believe the ongoing convergence of consumer platforms, consumer AI, and integrated digital services will accelerate the emergence of super‑app ecosystems that combine communication, content creation, information, commerce, and banking within a single platform. These trends are expected to expand the role of internet platforms as distribution channels and support next‑generation AI‑enabled applications and advertising solutions.
For enterprises and governments, frontier models and agentic AI—autonomous systems capable of multi-step reasoning and independent task execution—are beginning to manage increasingly complex processes and workflows. As of February 2026, more than 80% of Fortune 500 companies were using AI active agents. Entire industries are being reshaped by AI-driven applications, including agentic commerce (personalized AI-directed shopping), vibe coding (software development with minimal or no human-written code), and autonomous driving for vehicles.
The ultimate frontier in AI is human augmentation: creating systems that amplify and multiply human reasoning, creativity, decision-making, and productivity, enabling people to perform highly complex tasks with unprecedented speed, scale, and insight. By enhancing how humans think, learn, and interact, such systems act as cognitive multipliers, supercharging individual and collective capabilities far beyond biological limits. As AI evolves, we expect both consumer platforms and enterprises to adopt increasingly agentic systems that serve as powerful extensions of human intelligence. These tools will orchestrate multi-step workflows, interact seamlessly with business applications, and accelerate operational processes, with humans at the center of judgment, creativity, and strategy. Emerging efforts in enterprise AI, including initiatives like Macrohard, illustrate how future systems could coordinate entire business functions as force multipliers—dramatically expanding what a human team can achieve with minimal scaling friction and maximal leverage. Human augmentation also offers a transformative solution to the escalating effort required for breakthroughs in technology and beyond. For example, the human effort needed to sustain Moore’s Law (chip density doubling approximately every two years) has increased eighteenfold since the early 1970s; AI augmentation could reverse this trend by empowering engineers, researchers, and innovators to iterate faster, explore more possibilities, and achieve exponential progress with smaller, core teams of experts.
As humanity expands beyond Earth, augmented human intelligence will be essential to managing the immense operational, scientific, and logistical complexity of a spacefaring civilization. The core promise of augmentation lies in multiplication: AI not as a substitute for human minds, but as an amplifier for human ingenuity, curiosity and purpose that unlocks new frontiers of what humans can accomplish together.
Our Strengths
We have an intense, mission-driven, and engineering-first culture that seeks to achieve what many have deemed impossible. We make the incredible and extraordinary possible and repeatable by continuously leveraging our core strengths:
Global Leadership in Orbital Launch Services
Our unique ability to reliably, quickly, and cost efficiently launch rockets at scale into space is our core competitive advantage that enables other parts of our business. Our launch capabilities form the foundation of our orbital infrastructure and have created new multi-trillion-dollar opportunities in space, global connectivity, and AI. We believe no other launch provider is competitive at this scale today, nor is likely to become so in the near term. Our fleet of 24 flight-proven, reusable rockets and our growing share of total mass delivered to orbit has increased every year since 2021. Reusability completely changes the economics of space access. Qualified for 40 launches, our reusable rockets can fly multiple times with only minimal refurbishment between missions, sharply lowering the cost per launch, while boosting our launch rate, asset use, and overall efficiency compared to traditional expendable rockets. As a result, we can offer competitive launch prices, rapidly deploy our own satellites and infrastructure, and make it easier and cheaper for us to pursue new opportunities requiring orbital access. Our higher launch rates and reusability also create a virtuous cycle: more flights lead to faster improvements in design, manufacturing, and operations through accumulated experience. Additionally, not only did we demonstrate at least a 10-year advantage over the rest of the industry when we first landed our Falcon 9 booster back from space in 2015, but we have continued to invest significantly in further increasing our lead by pursuing full and rapid reusability at scale, including investing over $15 billion in our next-generation rocket, Starship.

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Unrivaled Satellite and Connectivity Platform across Design, Manufacturing, Deployment, and Operations
We are able to design, engineer, and manufacture the world’s most advanced satellites at scale, enabling the creation and scaling of new businesses leveraging this core satellite technology platform, including: Starlink Broadband, our space-based internet broadband service; Starlink Mobile, our global satellite-to-mobile service; and emerging AI initiatives. Unlike traditional satellite manufacturers that rely on fragmented supply chains and low-volume production, we have built an integrated satellite platform that spans architecture, chip design, software, power systems, and final assembly. As we rapidly iterate on our next-generation satellites in-house, some others are contracting outsourced manufacturers to build satellite architectures with capacity comparable to satellites that we retired years ago. As of December 31, 2025, our constellation also incorporates over 21,000 inter-satellite lasers that create a dynamic mesh network in space, enabling data traffic to route through orbit rather than relying solely on terrestrial backhaul infrastructure. By controlling satellite design, production, launch and operations, we can tailor payloads, networking capabilities, and power requirements to support new use cases. For example, our AI compute constellations will leverage our core satellite technologies already developed for our existing Starlink constellations.
We will build new satellites that can host processors for high-density compute payloads, offer enhanced power generation with larger solar panels and storage systems, and enable higher-capacity networking capabilities to support low-latency workloads in orbit. Our high-throughput manufacturing capabilities—combined with our launch capabilities—enable us to produce and deploy thousands of satellites per year, an uneconomic proposition for those lacking an ability to deliver substantial mass into space. This capability accelerates our deployment timelines and allows us to commercialize entire constellations with capital efficiency that we believe is difficult to replicate.
Our global connectivity platform, Starlink, is powered by the world’s largest LEO constellation and supported by our vertically integrated launch and satellite manufacturing capabilities to enable the delivery of high-speed, low-
latency broadband and mobile connectivity to homes and businesses everywhere in the world. Our vertically integrated model allows us to provide reliable service with unmatched speed and cost across geographies where traditional terrestrial infrastructure has been limited, uneconomical, or unavailable.
Truth-Seeking AI Model Enhanced by Real-Time Data
AI frontier models are shaped by the values, objectives, and design choices of their creators that influence accuracy, logic, and utility of the model outputs. We believe Grok represents a differentiated approach to AI, grounded in a core objective of truth seeking and powered by continuous, proprietary access to real-time data inflows through its integration with X. With approximately 350 million daily posts, X enables freshness, relevance, and contextual awareness for Grok that we believe is a competitive differentiator. This direct, real-time access to the information and human discourse on X enhances Grok’s truth-seeking capabilities by grounding outputs in up-to-date knowledge and diverse viewpoints.
This architecture reflects our core philosophy that maximizing truth seeking—through the active, relentless pursuit of what is objectively true about reality, grounded in evidence, logic, empirical data, and first principles thinking—
drives superior model outputs and higher utility intelligence. By combining our unique truth-seeking model with proprietary access to one of the world’s largest real-time information platforms, we believe Grok can deliver the most objective and relevant insights and best serve high-frequency, high-value use cases across consumer and enterprise AI applications.
Extreme Vertical Integration Enabling High Velocity and Superior Cost Efficiency at Scale
While conventional aerospace manufacturing relies heavily on fragmented and outsourced supply chains, we operate with extreme vertical integration. By designing and manufacturing a significant portion of our components in-house, we bypass many of the slow, bloated sourcing channels that structurally constrain the rest of the industry. For example, approximately 80% of Starship, SpaceX’s next-generation launch vehicle, is manufactured in-house. Our vertical integration allows us to achieve iterative cycles in weeks, compared to years for some legacy companies, enabling us to build newer, more technologically advanced products faster than many of our competitors. We believe this technological and logistical gap is widening meaningfully as our speed and cost advantage compound.
Our vertical integration extends beyond design and manufacturing—it permeates our entire business model, encompassing engineering, deployment, and operations. We are the only company building integrated hardware and

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software infrastructure of the future across space, connectivity and AI. This end-to-end control allows us to deliver value through structural advantages in speed, cost and quality.
Our strong belief in the benefits of extreme vertical integration is further exemplified by our acquisition of xAI. We not only develop best-in-class LLMs to support the application layer of AI, where we leverage real-time data ingestion from X (subject to some limitations for certain content), but we also own and operate the physical compute infrastructure required to train and run inference on those models, providing a substantial cost and speed advantage.
Through our TERAFAB initiative in partnership with Tesla, we intend to further extend our vertical integration to chip design and manufacturing to alleviate potential future chip shortages, optimize compute performance, and reduce overall compute costs. This highly vertically integrated approach allows us to train and iterate our frontier models at high velocity, accelerating development cycles, eliminating external bottlenecks, and driving rapid, continuous improvements in model performance. Compute availability is also critical for running more complex workloads and delivering higher performance inference at scale. As AI adoption accelerates and demand for low-
latency, high-throughput inference increases, we believe operators with the ability to support and efficiently allocate compute across both training and inference workloads are best positioned to win the AI race. Our human augmentation and Macrohard solutions are being designed to capitalize on this shift, enabling us to deliver superior performance for our customers. This advantage of vertical integration exists in both a terrestrial context, where we own our own data centers and the associated power infrastructure, and eventually in a space-based context, where we are planning to build our own orbital AI compute infrastructure. The key constraints in the continued growth of
AI are physical—chip manufacturing, data center infrastructure, and power generation. Differentiation is rapidly shifting from model architecture alone to AI compute scale, cost efficiency, power availability, and speed of deployment. We believe that physical infrastructure, not models, will be the primary competitive differentiator for
AI companies, and no other AI company has better control over the full physical infrastructure than SpaceX.
Unique Ability to Scale New Trillion-Dollar Markets Across Space, Connectivity, and AI
We believe space represents the largest economic frontier in human history. We believe we have a distinct ability to identify, activate, and commercialize new multi-trillion-dollar markets that did not previously exist. Historically, space access was impaired by high launch costs, low flight cadence, and limited demand. While such constraints may limit others’ ability to access space at a scale, our ability to build large-scale and complex hardware infrastructure is a meaningful competitive advantage. By pioneering the world’s first and only fleet of reusable rockets at scale, we revolutionized space access through dramatically lower cost and unmatched reliability.
Lowering costs by orders of magnitude does not just expand the launch market, it enables the creation of entirely new industries on Earth and in space that have historically been technologically and economically infeasible for others to access historically.
When we have identified a new trillion-dollar market opportunity to pursue, we design a solution rooted in the same world-class engineering and first-principles thinking that has driven our technological breakthroughs and success to date. Our first trillion-dollar market was connectivity: we founded Starlink, a satellite service supported by our low-
latency, high-speed LEO constellation. Starlink required the rapid, low-cost deployment of millions of kilograms of hardware into orbit, a feat economically impossible to solve for anyone lacking our foundational launch capabilities.
Our Starlink constellation powers a global connectivity platform capable of supporting the world’s largest and most advanced space-based internet broadband service and satellite-to-mobile service, enabling high-speed internet access to homes, enterprises, governments, and mobile users around the world. We believe our next trillion-dollar market is
AI compute, and we expect to leverage our rockets and satellites for massive orbital deployments of AI infrastructure. We believe this AI compute infrastructure will help us develop and monetize the Grok model faster than other AI companies that are dependent on finite sources of power on Earth. No other company has built the capabilities to create value across all these end markets at scale.
In addition, we believe we are poised to catalyze transformative breakthroughs in other industries on Earth and in space such as long haul point-to-point terrestrial travel, in-orbit manufacturing, passenger and cargo transportation to the Moon and Mars, manufacturing and energy production on the Moon and Mars, and asteroid mining. In particular, we believe that if we achieve our goal of establishing a lunar presence, it will potentially enable terawatt-
scale annual AI compute growth, support deeper space exploration and industrialization, and serve as a stepping stone to establishing a civilization on Mars. As we continue to scale and expand into new trillion-dollar markets, we

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expect our more mature businesses will continue to generate substantial cash flows, enabling us to reinvest in emerging opportunities.
Business Models that Are Incredibly Difficult to Replicate
Our business model is simple to describe: leverage our unparalleled launch capabilities to reduce the cost of access to space, apply first-principles thinking and world-class engineering to solve large structural constraints, vertically integrate across the value chain, continuously improve cost efficiency and throughput, and reinvest cash flow to expand our capabilities and create new markets. While simple to describe, we believe this model is extraordinarily difficult to replicate. We believe no other organization can execute this combination of reusable orbital launch systems at industrial scale, breakthrough engineering designs with reliable high-volume manufacturing, full stack proprietary software, and end-to-end operational control. These capabilities reinforce each other, and our vertical integration enables faster innovation cycles and structural cost advantages that widen our competitive advantage.
Our business model has allowed us to build a diversified portfolio of complementary businesses and revenue streams from a common technological foundation. Our Space segment generates revenue from commercial and government customers, while also serving as the backbone for our Connectivity segment which generates highly predictable and recurring subscription revenue from Starlink broadband consumer, enterprise, and government customers, as well as
Starlink Mobile subscribers. The result is a powerful, self-reinforcing value creation cycle: success in one business fuels faster growth in the others, enabling reinvestment into the next frontier. We believe this model has the potential to create compounding value across our ecosystem, allowing our lead to grow and become more durable over time.
Mission-Driven Culture and World-Class Talent
We have the benefit of being founded and led by Elon Musk, one of the great visionaries of our generation. We believe that our ability to attract and retain world-class technical and engineering talent is a significant competitive advantage. Our founding goal of making life multiplanetary serves as the ultimate mission-driven filter and retention tool, which has only been enhanced by xAI’s truth-seeking mission of understanding the universe. Top engineers are drawn to SpaceX to work on some of the hardest, most consequential problems facing humanity—doing things that have never been done before, like landing and re-using rockets, working towards making humanity multiplanetary, and gaining a better understanding of the mysteries of the universe through AI. They are also drawn to our intense, engineering-led, first-principles culture, which treats the laws of physics as the only true constraints. We reinforce this culture through “The Algorithm,” a five-step iterative process that emphasizes making the requirements less dumb, deleting unnecessary processes or parts (embracing the principle that the best part is no part), only then optimizing what remains, accelerating cycle time, and automating only proven processes. Our organizational philosophy embraces failure as an essential learning opportunity and maintains a relentless focus on efficiency and speed, enabling rapid iteration and repeatable execution on the hardest technical problems. To this end, our engineering-oriented organization maintains access to some of the world’s most selective talent pool. In 2025, we accepted under 2% of our engineering applicants, reflecting our ability to be highly selective and hire among the best talent in the industry. We also foster commitment by aligning employee interests with organizational success:
our broad-based employee ownership program ensures that those who help us build the future are also direct beneficiaries of our success. This commitment to quality and mission results in exceptional employee loyalty, reflected by an average tenure across our broader SpaceX leadership team of 12 years.
Our Growth Strategies
We have created what we believe to be the world’s most ambitious vertically integrated innovation engine that captures significant growth across three domains: Space, Connectivity, and AI. While our Space segment provides us with a foundational competitive advantage that enables all other parts of our business, our Connectivity and AI segments are expected to be the primary drivers of revenue growth in the near term. In the next few years, we are focused on increasing the monetization of our existing Connectivity infrastructure and our existing AI user base. We also intend to continue to build out our AI infrastructure, which we expect to enable growth as we address the significant AI market opportunity. Our growth strategy aligns with our value creation cycle where we identify emerging opportunities, invest in innovation, rigorously test and iterate, launch new offerings, and generate strong cash flows to fuel the next wave of breakthroughs.

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Space
Increase launch payload capacity. We plan to drive meaningful growth in payload delivered to orbit (mass to orbit)
through higher launch cadence and increased payload per launch, while enhancing launch efficiency and reducing costs. Our next-generation fully and rapidly reusable Starship V3 vehicle is designed to carry over 100 metric tons to
Earth’s orbit in a reusable configuration, driving substantial improvements in payload capacity per launch, while enabling significantly more frequent flights, at unparalleled cost efficiency. As of December 31, 2025, we had flown
11 Starship flight tests and achieved innovative milestones, such as the creation of booster catches using “chopstick”
arms that facilitate rapid refurbishment and reuse, including launching multiple times per day. To enable a more frequent launch cadence and overall greater payload delivery, we are also expanding our ground launch infrastructure, including investing in additional pads, on-site propellant production, and other support facilities. We expect these efforts to continue to drive launch payload growth that is expected to provide the foundational capacity needed to scale our Starlink Broadband and Starlink Mobile constellations that underpin our Connectivity platform.
Our growing payload capacity is also intended to underpin the deployment of orbital AI compute that will accelerate our AI business, as well as benefit third-party customers who use our launch offerings.
Establish the lunar economy. Advancing access to the Moon represents an important next step in the evolution of our Space segment. We are focused on developing the capability to transport significant amounts of cargo and crew to the lunar surface in a repeatable and economically viable manner. By leveraging in‑space refueling of Starship, we expect to materially reduce the cost of lunar missions relative to historical approaches. Establishing the lunar economy requires first proving reliable extraction of water ice to sustain life and producing hydrogen-oxygen propellant, alongside building power, transport, and storage infrastructure in an extreme, high-cost environment. If achieved, we believe these same resources and the Moon’s low gravity unlock the potential for scalable growth through an efficient fuel production and refueling hub, creating a strategic access point that can potentially support deeper space industrialization and serve as a foundation for advancing a civilization on Mars. We aim to leverage in-
situ resource utilization to establish the lunar economy as a critical stepping stone to Mars and the broader space economy, beginning with uncrewed landings and building toward a sustainable presence with solar-powered lunar infrastructure. As an example, the Moon also holds over an estimated 1 million tons of Helium-3, a critical resource for the nuclear and quantum computing industries, which we plan to transport to Earth using Starship after it is harvested. We expect the Moon to serve as a proving ground for space-based ecosystems and habitats, a launch point for satellites into orbit and deep space, and as the foundation for our future space-based industrial capabilities. We intend to utilize the Moon as a production location for AI compute satellites, establishing lunar factories to reduce costs and terrestrial resource use and enable us to scale AI compute to terawatts annually.
Connectivity
Grow Starlink Broadband customers. In the near term, we are focused on increasing global awareness of our
Starlink brand and capabilities to grow our base of Starlink Broadband subscribers and to increase Starlink
Broadband adoption in new and existing markets.
•Starlink Consumer Broadband. We have grown the number of Starlink Subscribers rapidly over the last several years. As of December 31, 2025, we had approximately 8.9 million Starlink Subscribers across 156 countries, territories, and other markets. These subscribers represent a small fraction of the estimated 3.2 billion potential end users in the markets we currently serve, many of whom still lack reliable high-speed broadband.
Because we report Starlink Subscribers on a per‑Service Line basis, the number of individual end users who access Starlink is already likely meaningfully higher than 8.9 million, as multiple people may share a single
Service Line, including within a household. We intend to grow the number of Starlink Subscribers by expanding our consumer distribution network across thousands of authorized retail stores globally and execute region-specific marketing campaigns to increase Starlink brand awareness. By clearly demonstrating Starlink’s superior speed, low-latency, affordability, and ease of installation—not only in rural, remote, and infrastructure-
limited areas, but also in suburban and urban areas with wireline broadband options—we expect to drive meaningful subscriber and revenue growth.
•Enterprise and Government Starlink Customers. We plan to drive growth in enterprise and government
Starlink customers through our direct, vertical-specific sales model. In recent years, we have assembled

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dedicated sales and engineering teams to market and support fleet-wide conversions in the aviation and maritime sectors. This has enabled partnerships with many of the world’s leading airlines, including United
Airlines, Southwest Airlines, Qatar Airways, Lufthansa Group, British Airways, Alaska Airlines, and Hawaiian
Airlines, many of which have implemented or committed to fleet-wide Starlink installations for seamless in-
flight connectivity. We have also partnered with premier cruise operators, such as Carnival Corporation, Royal
Caribbean Group, MSC Cruises, and Norwegian Cruise Line Holdings, for full-fleet deployments that deliver reliable high-speed internet across thousands of vessels worldwide. In addition, we have partnered with land mobility operators, including John Deere, the New York Police Department, and the New York City Fire
Department, as well as passenger rail operators such as Brightline (Florida), and Italo Treno, to provide remote monitoring and management of their fleets. We are actively driving growth in these sectors by onboarding new major airlines, cruise lines, and land mobility operators around the world, expanding existing relationships through deeper fleet penetration, and introducing advanced service tiers to make Starlink the standard connectivity solution for aviation, maritime, and land mobility customers globally. We also intend to expand our government customer base, securing major contracts with the United States and allied governments while delivering secure, resilient, and mission-critical connectivity for defense operations, humanitarian efforts, disaster response, and national security applications in even the most remote and challenging environments. We also serve a broad fixed‑site customer base across industries such as retail and financial services that require high availability for critical operations as well as reliable connectivity in remote or hard-to-serve locations. As companies continue to invest in secure and resilient networks to keep critical infrastructure—such as point‑of‑sale and payment processing systems—we see an opportunity to grow our broad fixed‑site customer base, often starting as back-up and then transitioning to primary.
Expand our Starlink Mobile offering. As of December 31, 2025, we provide Starlink Mobile services to approximately 7 million monthly unique devices across more than 20 countries. We partner with leading device manufacturers, application developers, and mobile network operators to enhance the services we provide over one satellite network, including over-the-top voice, video, and messaging. In 2025, we entered into agreements to acquire 65 MHz of spectrum in the United States and certain global Mobile Satellite Service spectrum licenses from
EchoStar, which will enable a step-change in the possibilities for our Starlink Mobile service. Furthermore, we anticipate that Starship will be able to deploy approximately 50 mobile satellites per launch, significantly increasing capacity per launch and accelerating the deployment of our next-generation constellation. With the deployment of our next-generation constellation, which is designed to fully utilize the acquired spectrum, and the expansion of our
MNO partnerships, we aim to further deliver on our goal of providing connectivity for everyone and substantially reducing mobile “dead zones” worldwide—eventually with 5G-like speeds to unmodified cell phones and IoT devices globally.
Increase the capacity of our constellations. Our current constellations of over 8,900 Starlink broadband and mobile satellites, including over 3,000 satellites deployed in 2025, support over 600 Tbps of cumulative downlink capacity.
To support larger numbers of customers through our Connectivity segment, we plan to materially increase the capacity of our broadband and mobile constellations. For our Starlink broadband constellation, we will continue deployment of more of our V2 Mini Starlink satellites, and in the second half of 2026, we expect to begin deployment of our next-generation V3 Starlink satellites, each of which is designed to offer one Tbps of downlink capacity per satellite. We expect Starship will be able to deploy up to 60 V3 Starlink satellites per launch, representing a 20-fold increase in downlink capacity deployed per launch compared to Falcon 9, enabling a more rapid expansion of our Starlink broadband constellation at a significantly lower cost. For our Starlink Mobile constellation, we currently have approximately 650 existing dedicated mobile satellites. We are developing more comprehensive satellite-to-mobile services, including broadband data and IoT connectivity, which are expected to deliver resilient, infrastructure-independent connectivity worldwide at 5G-like speeds. We plan to expand our mobile constellation by deploying our next-generation mobile V2 satellites which, combined with the EchoStar spectrum acquisition and optimized 5G protocols, are expected to increase capacity by orders of magnitude compared to our first-generation constellation. By prioritizing these step-change capacity increases in our satellite-
to-mobile capabilities, we expect to both enhance high‑speed, low‑latency service quality in existing markets and provide services to previously capacity‑limited and unserved regions, including dense urban areas and emerging
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AI
Grow AI platform monetization. We plan to continue to grow revenue from our existing user base of over one billion accounts, including over 550 million MAUs across our integrated AI platforms across Grok and X, leveraging our unique combination of real‑time data, large‑scale distribution, leading foundational model, and hardware expertise. We aim to increase the number of Grok and X Premium subscribers and to grow advertising revenues with our enhanced advertising offering powered by Grok. Since the introduction of our X subscription offering in 2022 and Grok subscription offering in 2025, we have increased the number of available features to add value to our subscribers, including providing access to our latest and enhanced AI tools. As of December 31, 2025, we had over five million subscribers. While our subscriber growth has been strong, we believe we are still early in increasing paid penetration across our AI user base. We intend to drive further advertising revenue growth by improving our performance advertising capabilities, embedding AI to optimize ad campaigns, and launching richer ad formats, including those that increase advertiser ROAS and their spend with us. We also expect X’s real-time content stream and engagement feedback, subject to some limitations for certain content, to strengthen Grok’s advertising product performance and relevance, improving outcomes for both consumers and advertisers, and increasing retention. We further believe there might be an incremental monetization opportunity by introducing advertising into our stand-alone Grok offering.
Additionally, we continue to evolve X into an “Everything App,” integrating real-time information, communications, media, payments, banking, and more within one consumer app experience. This can improve the usefulness of X, and therefore increase the usage and monetization potential of X. We have demonstrated rapid product launch velocity, with frequent features and products launched since 2023, including Grok integration, long‑form video, audio and video calling, secure messaging, tool calling, long-form articles, and creator tools. We plan to further broaden the value proposition of X through offerings like Money, a product we launched in beta in
November 2025, which aims to expand platform utility by enabling payments and other financial services. We updated X chat in 2025, featuring end-to-end encryption and no connection to our ad personalization, unlike other messaging services. We intend to further embed Grok throughout X to enhance discovery, analysis of posts, user support, and personalization, increasing the usefulness of X and further improving the value of a paid subscription.
Deepen enterprise and government adoption. We believe adoption of AI by both enterprise and government reflects a structural industry shift, with room for substantial long-term growth. Our Grok Business, Grok Enterprise, and xAI
Gov offerings position us to scale in tandem with broader enterprise and governmental AI adoption. Our Grok API further extends our reach by enabling developers to integrate our models directly into their applications and workflows. We intend to further support our enterprise offerings with a specialized salesforce and forward deployed engineers, engineers who embed directly with a client to implement our solution, to support customer acquisition and expansion.
Launch digital human augmentation. In partnership with Tesla, we are developing Macrohard, an agentic platform designed to fully emulate digital workflows and augment human operation of computers—from coding and product development to management and entire business processes. Similar to how autonomous systems emulate human inputs to execute complex tasks, Macrohard is designed to augment how humans operate computers and tools to analyze, create, and manage workflows. Unlike other enterprise software and AI applications that primarily digitize workflows and systematize historical processes, our solutions are designed to operate as real-time, intelligence-
driven extensions of the user. At its core, Macrohard will use a multi‑agent architecture in which Grok coordinates specialized agents that operate through standard graphical user interfaces, rather than relying on rigid, tool‑specific
APIs, enabling broad applicability across enterprise software. We expect this capability will enable companies to onboard digital workers on demand and materially increase adoption among enterprise and government customers and support revenue expansion. Macrohard aims to combine our frontier AI model with Tesla’s physical AI prowess to achieve the goal of augmenting the operational functions of entire companies. We expect Macrohard to benefit from running on both state-of-the-art processors and cost efficient Tesla processors, a critical advantage of our vertical integration.We believe Macrohard has the potential to fundamentally transform how companies across all industries are structured and operate, thereby allowing dramatic increases in human productivity and prosperity.
Increase the scale of our terrestrial power and AI compute infrastructure. We plan to rapidly scale our terrestrial
AI compute infrastructure through the continued deployment of large-scale clusters to support the training and

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inference of our AI models. To rapidly bring gigawatt-scale data centers online, we leverage world-class engineering, first-principles thinking and deep “shovels-to-tokens” vertical integration. Our AI compute facilities,
COLOSSUS and MACROHARD, collectively provide 0.7 gigawatts of compute power, with additional power capacity available for data center operations. Our first-principles thinking enables us to build coherent compute at scale and at rapid speed with lower costs than most other companies in the industry. We brought the first cluster of
COLOSSUS online in 122 days, repurposing the shell of an existing factory, and the first cluster of MACROHARD online even faster in 91 days. As an illustrative comparison, 91 days represents an eight-fold faster deployment timeline compared to an industry benchmark of approximately two years to bring online a 100 megawatt greenfield data center. We also demonstrated an over four-fold improvement in cost efficiency, achieving data center construction costs of $2.7 million per megawatt for the first two clusters of MACROHARD compared to an industry benchmark of approximately $12.3 million per megawatt. As AI workloads increase in complexity and scale, data center operators face constraints related to power density, cooling, network bandwidth, supply chain management, construction expertise and capital deployment. Our experience in designing mission-critical hardware systems, optimizing power efficiency, and operating distributed infrastructure networks provides a differentiated foundation for continuing to grow and advance the next-generation compute platform. We believe that continued investment in our compute infrastructure is critical to supporting long-term consumer and enterprise growth as AI adoption accelerates, while also providing a powerful foundation for our transition to orbital AI compute at scale.
Deploy orbital AI compute at scale. We believe growth of the projected $26.5 trillion-dollar AI market will be constrained by Earth’s inability to rapidly scale power generation, underscoring the challenge of achieving terawatt-
scale compute without harming people and the environment. While we expect terrestrial power generation to continue to grow, we believe the physical, environmental, and regulatory constraints will prevent it from delivering the orders-of-magnitude increases needed to match future energy demands of the AI era. Power from the Sun, an enormous, free fusion reactor in the sky, represents approximately 99.8% of the solar system’s energy and offers the only truly scalable solution to terrestrial energy constraints. By combining virtually unlimited solar power in space with our industry-leading launch costs and satellite manufacturing capabilities, we believe we can deliver compute over time at a fundamentally lower cost structure than is possible on Earth. By the end of the decade, we intend to deploy the first modular orbital AI compute shells and begin monetizing capacity through the sale of AI software and AI compute. We aim to ramp this to launch 100 gigawatts of AI compute capacity on solar-powered satellites each year, equivalent to roughly one fifth of total annual U.S. power production in 2025. Such compute capacity will also play a critical role in advancing our human augmentation vision by expanding the reach, speed, and capability of AI beyond what is possible with terrestrial compute infrastructure alone.
We believe we are well-positioned to execute and deliver orbital AI compute to build the infrastructure of the future.
We believe orbital AI compute is an incredibly difficult challenge that only we can solve at scale in the near term.
Design and manufacture our own chips. We plan to deepen our strategic collaboration with Tesla through
TERAFAB. TERAFAB aims to be the world’s largest chip manufacturing facility, with the goal of eventually achieving one terawatt of annual compute production capacity. While TERAFAB is intended to expand our internal chip manufacturing capabilities, we expect to continue sourcing a significant portion of our compute hardware from third-party suppliers. We view TERAFAB as complementary to these relationships, enabling us to augment our access to compute hardware at massive scale and further complete our highly vertically integrated compute platform by extending our control to the foundational chip layer. By developing end-to-end capabilities spanning the design of lithography masks, fabrication of logic and memory chips, and advanced packaging, all in a vertically integrated closed-loop single plant, we will be able to more rapidly iterate to improve chip design and performance. We plan to design chips that are optimized for the space environment. This collaboration directly enables our planned orders-of-
magnitude increases in AI compute deployment in orbit which would be constrained by pure reliance on external foundries. Leveraging shared engineering resources, intellectual property, and infrastructure across Tesla and
SpaceX, TERAFAB is designed to create powerful ecosystem synergies that accelerate innovation cycles and reduce costs. Just as we manufacture approximately 80% of Starship in-house, we expect significant speed and cost advantages from TERAFAB’s vertical integration. We believe this integration, if achieved, will provide us with a

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critical competitive advantage in the race to scale AI infrastructure, especially as we begin our orbital AI satellite deployments.
Future Markets
We aim to build the infrastructure of the future in Space, leveraging our foundational competitive advantage, the ability to launch mass at scale. By opening access to space to industries on Earth, we can grow our business by creating new markets. Our technological capabilities enable us to repeatedly create new markets by pushing the boundaries of what space can support. As we continue to advance and scale, we expect to unlock new market opportunities. Over the long-term, we expect our Starship-enabled opportunities to include:
•Point-to-point terrestrial travel. We plan to develop ultra-fast long-haul point-to-point Earth transport using
Starship, enabling passengers and cargo to travel between major cities in a fraction of current transit times, revolutionizing global logistics and passenger travel with unprecedented speed and efficiency.
•Space tourism. With meaningful advances in space technology and the continued build-out of orbital flight infrastructure, we expect increasing interest in human space travel as it becomes easier and more common to access space.
•In-orbit manufacturing. We aim to establish in-space manufacturing facilities that leverage the unique microgravity conditions of space to produce materials, pharmaceuticals, and advanced components that are difficult or impossible to manufacture on Earth, opening new high-value industrial markets.
•Passenger and cargo transport to the Moon and Mars. We intend to support large-scale passenger and cargo missions to the Moon and Mars, delivering the people, equipment, and supplies needed to establish permanent human settlements and accelerate the path to becoming a self-sustaining multiplanetary civilization.
•Energy production on the Moon and Mars. We aim to develop large-scale solar energy production on the
Moon and Mars, taking advantage of the thin atmosphere and constant solar exposure to generate power for manufacturing, habitats, and future infrastructure at scale.
•Manufacturing capabilities on the Moon and Mars. We plan to build manufacturing infrastructure on the
Moon and Mars that utilizes local resources to produce fuel, construction materials, and other essential resources, reducing dependence on Earth resupply and enabling sustainable long-term presence.
•Asteroid mining. We plan to pursue asteroid mining operations to extract metals and other critical resources from near-Earth and main-belt asteroids, providing abundant raw materials for space-based industries and reducing the need to launch mass from Earth.
Our Market Opportunity
We believe space represents the largest economic frontier in human history. Our innovations and technological advancements are redefining existing industries and creating new market opportunities across Space, Connectivity and AI. We believe we have a distinct ability to identify, develop, and commercialize new multi-trillion-dollar markets that did not previously exist. We currently stand alone in our ability to deliver revolutionary breakthroughs across spaceflight and exploration, global connectivity, and artificial intelligence, enabling an age of abundance that we believe has the potential to propel an unprecedented expansion in the global economy.
By pioneering the world’s first and only fleet of reusable rockets at scale, we revolutionized space access through dramatically lower cost and unmatched reliability. Lowering costs by orders of magnitude creates entirely new industries on Earth and in space that were technologically and economically infeasible for others to access historically. Our first trillion-dollar market was Starlink, a satellite service supported by our low-latency, high-speed
LEO constellation that required the rapid, low-cost deployment of millions of kilograms of hardware into orbit. Our
Starlink constellation powers a global connectivity platform capable of supporting broadband and mobile services, enabling high-speed internet access to homes, enterprises, governments, and mobile users across virtually any location on Earth. We believe our next trillion-dollar markets are AI compute, which we contemplate will leverage

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our rockets and satellites for massive orbital deployment and Macrohard, an agentic platform designed to fully emulate digital workflows and augment human operation of computers leveraging our AI technologies.
We believe we have identified the largest TAM in human history. We estimate that our quantifiable TAM is $28.5 trillion, consisting of $370 billion in Space from space-enabled solutions; $1.6 trillion in Connectivity across $870 billion in Starlink Broadband and $740 billion in Starlink Mobile; $26.5 trillion in AI across $2.4 trillion in AI infrastructure, $760 billion in consumer subscriptions, $600 billion in digital advertising, and $22.7 trillion in enterprise applications. For illustrative purposes of sizing our addressable market opportunity, we exclude China and
Russia from our global estimates.
In addition to the markets we serve today, we believe we are poised to catalyze transformative breakthroughs and create entirely new markets. Given these are longer-term opportunities at earlier stages of development, we do not quantify them in our TAM estimates; however, we believe that over time each of these markets could eventually represent multi-trillion-dollar economic opportunities. These new markets include long haul point-to-point terrestrial travel, space tourism, in-orbit manufacturing, asteroid mining, energy production and manufacturing on the Moon and Mars, and passenger and cargo transportation to the Moon and Mars.
SpaceX’s Estimated TAM by Segment
Space
While the size of the space market is massive for any company to address, our capabilities in space represent a foundational competitive advantage that allow us to address markets that represent significant portions of global gross domestic product (“GDP”)—connectivity and AI. We estimate a total market opportunity of $370 billion across space-enabled solutions, with the lunar economy presenting a significant upside not included in the estimate.
Space-Enabled Solutions. According to Novaspace, space-enabled solutions represented a $370 billion market in
2025, including spacecraft manufacturing, launch services, satellite operations, positioning, navigation and timing
(“PNT”) devices and value-added services, as well as uncontracted costs of government space agencies. Both commercial and government customers participate in this market, with growing space-based defense budgets reflecting prioritization of security, resilience, and strategic autonomy by governments globally. For the purpose of

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sizing our TAM, we exclude the value of satellite communications services, as we include those within our
Connectivity segment.
Lunar Economy. We believe the development of a sustained human and commercial presence on the Moon has the potential to give rise to a new lunar economy encompassing transportation, infrastructure, communications, energy, manufacturing (including the production of satellites and advanced chips), resource extraction, and scientific and commercial activity. Early demand is already emerging from government space agencies and research institutions, and we expect this to expand over time to include commercial enterprises seeking to leverage the Moon as a platform for logistics, industrial activity, and deep-space exploration. Establishing a lunar economy requires first proving reliable extraction of water ice to sustain life and producing hydrogen-oxygen propellant, alongside building power, transport, and storage infrastructure in an extreme, high-cost environment. If achieved, we believe these same resources and the Moon’s low gravity unlock the potential for scalable growth through an efficient fuel production and refueling hub, creating a strategic access point that can potentially support deeper space industrialization and serve as a stepping stone to establishing a civilization on Mars. Although we believe the potential size and scope of the lunar economy is extraordinarily large, we are not providing an estimate of the TAM for this opportunity at this time because expectations regarding the timing, pace of adoption, regulatory frameworks, and ultimate scope of commercial activity beyond Earth are rapidly evolving alongside the development and deployment of the technology necessary to establish a lunar presence (such as Starship). As the Moon transitions from a scientific outpost into an industrial frontier, SpaceX is positioned to spearhead this revolutionary expansion, and we believe that continued advancements in our launch capabilities, space infrastructure capabilities, and cost efficiency will allow us to meaningfully accelerate the development of a sustainable lunar economy.
Connectivity
We believe the global connectivity market represents a substantial and durable opportunity, driven by the increasing reliance of consumers, enterprises, and governments on high-speed, low-latency, reliable connectivity across both terrestrial and remote environments. Across Starlink Broadband and Starlink Mobile, we estimate a total market opportunity of $1.6 trillion.
Starlink Broadband. The global demand for ubiquitous, high-speed broadband internet creates an approximately
$870 billion dollar opportunity. Our satellite broadband service, Starlink, is positioned to capture value across multiple massive and rapidly expanding markets:
•Consumer Broadband. As the digital economy continues to expand, ubiquitous, high-speed, reliable internet has become a structural necessity for households worldwide—powering opportunity and the next wave of global prosperity. According to Euromonitor, there were approximately 1.8 billion global households in 2025.
As of December 31, 2025, 13% of global households remained unconnected to the internet, according to
International Data Corporation, or 225 million households based on Euromonitor’s estimate of the number of global households. As Starlink develops, we believe that our broadband network can connect, and improve the existing connection, of every household globally. Given varying economic conditions and consumer purchasing power across different countries, we use a different monthly ARPU for different parts of the world based on country-specific consumer broadband ARPU from Omdia as we seek to make our service affordable and accessible across different economic development contexts. Region-specific ARPU assumptions result in a weighted average of $31 monthly ARPU for residential broadband internet services globally, according to
Omdia. This global average consists of a weighted average monthly ARPU of $43 in high-income markets, $16 in upper-middle income markets, and $9 in lower-middle income and low income markets per World Bank classification. Together this represents a total addressable market of $660 billion based on 1.8 billion households.
•Enterprise Solutions. We offer fixed site and mobility broadband solutions tailored for the needs of our enterprise customers across many different industries, including construction, agriculture, retail, telecom, hospitality, aviation, maritime, and land mobility, and others. For the purpose of sizing market opportunity, we include small and medium sized businesses within our Enterprise Solutions market opportunity. Our Starlink enterprise offerings can provide important primary or back-up connectivity for every business in the geographies where we are licensed to operate. According to Grand View Research, the global business

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broadband market in 2025 across small to medium sized business and enterprise usage is estimated to be $200 billion. The vast majority of the $200 billion market size consists of fixed site broadband offerings from traditional internet service providers. Because our Starlink solutions are uniquely well-suited for in-motion environments, remote, or hard-to-serve locations, we are able to serve more diverse use cases beyond fixed sites. We believe we have a differentiated right to win these verticals such as aviation and maritime. Existing connectivity solutions in these markets are not able to provide sufficient speed, latency and reliability, with frequent service outages driven by weather, orbital mechanics and coverage gaps. Our Starlink constellation directly addresses these deficiencies, creating a compelling path for us to capture a substantial share of aviation and maritime opportunities and to unlock previously unattainable levels of service quality and customer willingness to pay. There are approximately 23,900 commercial aircraft, according to Oliver Wyman, and approximately 24,500 privately owned aircraft, according to Corporate Jet Investor, in the world, which can be served by our aviation offering. For Starlink maritime, our potential customer base as of 2025 consists of approximately 99,000 commercial merchant ships, defined as being 100 gross tons or more, approximately
21,000 fishing vessels, and approximately 4,000 cruise ships and private yachts, according to Marine Traffic
Dashboard. Given the existence of other markets similar to aviation and maritime, where our superior technology can unlock previously unattainable value, we believe there is a significant opportunity beyond the existing $200 billion business broadband market.
•Government Solutions. Driven by increasing demand for resilient, low-latency, and highly secure communications in contested and remote environments, defense organizations and governments around the world are increasingly turning to commercial satellite providers with connectivity solutions to supplement and enhance traditional military networks. According to Novaspace, the global satellite communications market driven by defense and government demand in 2025 was $5 billion. The estimate of the government communications market includes only publicly disclosed programs and budgets and does not include classified missions or other restricted uses, which we believe represent additional sources of demand.
Starlink Mobile. According to Omdia, as of December 31, 2025, there were eight billion mobile connected devices globally. We believe our Starlink Mobile offering will be able to provide continuous global coverage and substantially reduce mobile “dead zones.” For example, according to the J.D. Power U.S. Wireless Network Quality
Performance Study, U.S. wireless customers experienced service problems in approximately one out of every 12 mobile interactions, even in well-connected areas. The next-generation of Starlink Mobile satellites, in combination with our recent purchase of wireless spectrum from EchoStar, is designed to provide high bandwidth and low latency connectivity directly to end user devices, enabling a connectivity solution on par with terrestrial mobile networks. Given varying economic conditions and consumer purchasing power across different countries, we assume a different monthly ARPU for different parts of the world as we seek to make our service affordable and accessible across different economic development contexts. Our region-specific ARPU assumptions result in a weighted average monthly mobile ARPU of $8 per user. This global average consists of a weighted average monthly
ARPU of $18 in high-income markets, $5 in upper-middle income markets, $2 in lower-middle, and $2 in low income markets. Based on the total number of connected devices globally and the mobile ARPU, we estimate the
Starlink Mobile market opportunity to be $740 billion. We expect to continue to partner with mobile network operators globally as we expand coverage and participate in the broader mobile connectivity market.
Artificial Intelligence
The market for artificial intelligence is currently undergoing explosive structural growth, emerging as a foundational utility for the modern global economy and unlocking a multi-trillion-dollar opportunity. Our frontier models, consumer and enterprise applications, and AI infrastructure solutions are strategically positioned to capture value across four key components of this vast ecosystem, resulting in an estimated total market opportunity of $26.5 trillion.
AI Infrastructure. According to RAND Corporation, global data center compute demand is estimated to be 235 gigawatts in 2030, of which 70% is estimated to be utilized for AI workloads. Assuming a target Power Usage
Effectiveness of 1.2 and an all-in chip power consumption per GPU of 1.3 kilowatts per GPU—that of an H100
SXM—this AI workload demand corresponds to 104 million GPUs required. We apply an 80% utilization rate per the National Electrical Installation Standards and a GPU rental rate of $3.33 per hour, according to Silicon Data,

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which is based on the median of neocloud GPU rental rates in 2025; we note that the rental rate has historically varied subject to market conditions. As a result, we estimate the AI compute infrastructure market opportunity to be approximately $2.4 trillion.
Consumer Subscriptions. As demand for AI solutions surges, fueled by widespread adoption of AI tools that enhance productivity, creativity, personalization, and real-time assistance in everyday life, consumers are increasingly turning to subscription-based access to high-performance AI platforms. These platforms, equipped with advanced reasoning, seamless real-time data integration, and multimodal capabilities, are essential in today’s ever-
more receptive and interconnected world. We believe SpaceX is well positioned to address this opportunity through our X and Grok platforms by delivering a differentiated product centered on truth-seeking and real-time relevance.
Through Grok’s integration with X and proprietary access to real-time data inflows, we believe we can better address a broader set of high-frequency, high-value consumer use cases and increase user engagement and willingness to pay, positioning Grok to capture a larger share of the consumer AI subscription market relative to standalone, non-integrated offerings. We estimate our market opportunity based on the global population of individuals aged 10 and over in 2025—approximately five and a half billion according to Euromonitor—multiplied by the weighted average monthly subscription revenue of $12, resulting in an annualized market opportunity of approximately $760 billion. Our weighted average monthly revenue assumes different monthly subscription fees across different geographies around the world. We assume $30 monthly cost of a SuperGrok subscription in high-
income countries, $8 monthly cost in upper-middle and lower-middle income countries, and significantly lower monthly cost in low income countries, as defined by the World Bank.
Digital Advertising. Digital advertising represents a large and growing global market opportunity as businesses increase marketing budgets towards digital platforms that enable targeted advertising, measurable performance, and direct engagement with consumers. In 2025, global digital advertising spending totaled $600 billion according to
S&P Global Market Intelligence. We believe that X’s ability to combine large-scale user engagement, real-time content, and advanced AI-driven performance marketing tools positions us well to participate in this significant market opportunity.
Enterprise Applications. AI is revolutionizing enterprise applications as organizations across industries increasingly adopt AI solutions to automate complex workflows, augment knowledge workers, enhance decision-making, redefine productivity, and improve operational efficiency. Specifically, we believe that our enterprise applications, including Macrohard, agentic AI, will increasingly support knowledge workers across industries by automating routine cognitive tasks, assisting with research and analysis, generating content and code, and refining decision-
making processes. Ultimately, we believe this transformation could evolve knowledge workers into empowered managers of autonomous agents, unlocking unprecedented levels of creativity and productivity.
We believe we are still in the early days of AI transforming enterprises, with AI-powered enterprise applications poised to reshape the digital economy. The Digital Cooperation Organization (“DCO”) defines the digital economy as economic activity reliant on, significantly enhanced, or enabled by digital technologies and their applications, including the following products and services: AI and advanced analytics, blockchain and decentralized technologies, cloud services, digital connectivity, digital devices and the IoT, encryption and cybersecurity, immersive technologies, and robotics and autonomous systems. DCO estimates that the digital economy will grow three times faster in 2026 on a year-over-year basis compared to the estimated growth of the global GDP, reaching approximately $22.7 trillion in 2026. In a survey of CTOs, senior technologists, policymakers, and digital economy experts, also conducted by DCO, AI and advanced analytics were identified by 69% of respondents as their top digital technology priority—higher than any other surveyed priority. We believe that our enterprise strategy, which is focused on serving the digital needs of the world’s largest industries with AI solutions, positions us competitively to pursue this rapidly growing opportunity.
Future Markets
Beyond the established markets reflected in our TAM, we envision that ongoing advancements in our technology and infrastructure will unlock entirely new markets over time. As launch costs decline, satellite capabilities advance, and large-scale compute infrastructure expands, innovative applications and new markets may emerge that harness our integrated infrastructure across space, connectivity, and AI. Although these prospects remain nascent, with

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uncertain timing and scale—and thus are excluded from our quantified total addressable market estimates—we believe they hold trillions of dollars of eventual potential for groundbreaking innovation and value creation, eventually representing multi-trillion-dollar economic opportunities.
Long-Haul Point-to-Point Terrestrial Travel. Our Starship vehicle has the potential to revolutionize terrestrial commercial transportation by achieving an unparalleled combination of speed, reliability and cost efficiency. This capability could reduce most international long-haul flights to under 30 minutes, enabling point-to-point travel to the furthest location in an hour or less. While we must surmount technological, economic and regulatory obstacles to fully capitalize on this opportunity—such as restrictions on supersonic flights over land in certain regions due to sonic booms, and the economic feasibility of shorter routes—we believe we are strategically positioned to take share of the terrestrial logistics and transportation market.
Space Tourism. Historically, human spaceflight has been limited to government astronauts, augmented by a limited number of privately funded missions. Yet, with meaningful advances in space technology and the ongoing expansion of orbital flight infrastructure, we anticipate a gradual increase in accessibility of spaceflight over time, potentially enabling a new category of commercial human spaceflight and tourism. Under 30 people out of the global population visited Earth’s orbit in 2025, which we believe could be a far greater number in the future.
Passenger and Cargo Transport to the Moon and Mars. Looking further ahead, advances in reusable launch systems and deep-space transportation infrastructure may enable new forms of interplanetary logistics, including passenger and cargo transportation to the Moon and Mars. Supporting a sustained human presence on another planet would require the regular transport of people, equipment, and materials at a scale not previously possible.
Energy Production and Manufacturing on the Moon and Mars. Establishing a sustained human and industrial presence on the Moon and Mars would require reliable, large-scale energy generation to support habitats, manufacturing, and scientific operations. Potential solutions could include solar power systems, taking advantage of the thin atmosphere, constant solar exposure, and other advanced energy technologies designed to operate in the unique environmental conditions of the Moon and Mars. Over time, we believe that advances in planetary infrastructure may enable manufacturing on the Moon and Mars using locally available resources.
In-Orbit Manufacturing. Terrestrial manufacturing is inherently constrained by gravity, which imposes fundamental limitations on processes at the atomic and molecular level. Establishing in-orbit infrastructure unlocks large-scale, high-value production free from those traditional barriers, enabling breakthroughs in precision and efficiency. The microgravity environment of space fosters innovative advancements in key industries, such as pharmaceuticals—where it enhances drug solubility, purity, crystallization, and stability—as well as, advanced materials and semiconductors, allowing for superior crystal formation and material properties unattainable on Earth.
Beyond these particle-level innovations, in-orbit facilities overcome Earth’s energy constraints by harnessing abundant, uninterrupted solar power, facilitating energy-intensive operations with unparalleled sustainability.
Asteroid Mining. Asteroid resources, including platinum-group metals, rare earth elements, nickel, cobalt, iron and water, represent a vast untapped reservoir beyond Earth’s gravity well, with some near-Earth objects containing concentrations of elements far exceeding typical terrestrial ore grades. With meaningful advances in reusable launch capabilities, autonomous robotics, and in-situ processing technologies, we believe the accessibility of asteroid resources will expand over time, unlocking a new category of commercial space resource extraction. We believe our experience in launch systems, spacecraft development, and space infrastructure uniquely positions us to pursue asteroid mining operations to extract metals and other critical resources from near-Earth and main-belt asteroids, providing abundant raw materials for space-based infrastructure, reducing the need to launch all mass from Earth.
Our Solutions & Services
Unparalleled Launch Capability
Our unmatched launch capability is the foundational competitive advantage that enables our unique solutions and services. We are the market leader in orbital launch, providing low-cost, reliable, and frequent access to space for commercial and government customers. Our launch services are built around a fleet of reusable rockets and spacecraft. SpaceX’s family of rocket systems and spacecraft address missions ranging from routine cargo delivery

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to the International Space Station to deep-space exploration. The Falcon class of rockets delivered over 80% of mass to orbit in the year ending December 31, 2025. Starship, a two-stage super heavy-lift launch vehicle that we have been flight testing since 2023, further enhances our industry-defining launch offerings.
Separate from our fleet of reusable rockets, SpaceX’s launch advantage is equally underpinned by our fleet of advanced spacecraft. Our International Space Station cargo and human spaceflight missions are launched on Falcon
9 and flown on the Dragon crew and cargo spacecraft. The vehicles autonomously dock to the station, delivering pressurized and unpressurized cargo, and passengers. Both Dragon variants are partially reusable and perform fully autonomous rendezvous, docking, and return operations.
Our Fleet of Launch Vehicles and Spacecraft
Our Fleet of Launch Vehicles

FALCON 9	FALCON HEAVY	STARSHIP
REUSABILITY	Partial	Partial	Full & Rapid Design
HEIGHT	70 m / 229.6 ft	70 m / 229.6 ft	124.4 m / 408 ft
DIAMETER	3.7 m / 12 ft	12.2 m / 39.9 ft (total width)	9 m / 29.5 ft
MASS	594,054 kg / 1,207,920 lbs	1,420,788 kg / 3,125,735 lbs	5,533,000 kg / 12,198,177 lbs
PAYLOAD CAPCITY TO LEO	22,800 kg / 50,265 lbs	63,800 kg / 140,660 lbs	100+ Mt
PAYLOAD CAPACITY TO GTO	8,300 kg / 18,300 lbs	26,700 kg / 58,860 lbs	100+ Mt
PAYLOAD CAPACITY TO MARS	4,020 kg / 8,860 lbs	16,800 kg / 37,040 lbs	100+ Mt
TOTAL NUMBER OF FLIGHTS	~600	11	11
FIRST LAUNCH	June 4, 2010	February 6, 2018	April 20, 2023

Please refer to the definition of “payload capacity to orbit” in the Glossary for additional details | Metrics as of December 31, 2025

Falcon 9. The Falcon 9 is a reusable, two-stage rocket designed and manufactured by SpaceX for the safe, reliable, and cost-effective transport of satellites, scientific payloads, cargo, and crew to Earth orbit and beyond. Powered by liquid oxygen and rocket-grade kerosene, the first-stage is equipped with nine Merlin 1D engines producing over 1.7 million pounds of thrust at sea level, while the second stage utilizes a single vacuum-optimized Merlin engine for precise orbital insertion. First launched in 2010, Falcon 9 is the world’s first orbital-class reusable rocket, and has become the most active orbital launch vehicle today, with approximately 580 orbital space launches as of December
2025 and an over 99% mission success rate. Falcon 9 is capable of delivering approximately 23 metric tons to LEO and eight metric tons to geosynchronous transfer orbit. Reusability allows SpaceX to refly the most expensive parts of the rocket, which in turn drives down the cost of space access. Falcon 9’s reusable components primarily include its booster, which lands on one of our autonomous drone ships out on the ocean or on one of our landing zones near our launch pads ahead of being refurbished for a future launch, and its payload fairing halves, which are recovered via parachute-assisted splashdowns and are refurbished and reused after retrieval. The second stage is not designed for recovery or reuse and instead safely deorbits after successful payload deployment.

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Falcon 9 Overview

FALCON 9

HEIGHT	70 m / 229.6 ft
DIAMETER	3.7 m / 12 ft
MASS	594,054 kg / 1,207,920 lbs
PAYLOAD CAPACITY TO LEO	22,800 kg / 50,265 lbs
PAYLOAD CAPACITY TO GTO	8,300 kg / 18,300 lbs
PAYLOAD CAPACITY TO MARS	4,020 kg / 8,860 lbs
FIRST LAUNCH	June 4, 2010

Please refer to the definition of “payload capacity to orbit” in the Glossary for additional details

Falcon 9 introduced a combination of technical innovation, cost reduction, and operational scale that materially altered the economics of orbital launch and established our position as the leading commercial launch provider.
•First Orbital-Class Reusable Rocket: In December 2015, Falcon 9 achieved the first vertical landing of an orbital-class booster, followed in April 2016 by the first autonomous drone ship landing in the Atlantic Ocean.
Reuse of boosters and fairings, a practice pioneered by SpaceX in the launch industry, fundamentally enables our launch rate and capacity and forms the basis for the launch system’s inherent reliability. Through recovering, inspecting, and evaluating flown hardware, SpaceX gains insight into system performance that would not be otherwise achievable. Partial reusability for orbital spaceflight has reduced cost per ton to orbit by approximately 85% as compared to the historical average launch cost per kilogram of $18,500. Today, Falcon 9 boosters are qualified for up to 40 flights, with individual boosters achieving flight records exceeding 30 reuses as of December 31, 2025.
•Reusability Enabled Cost Structure Advantage: Reuse of the first-stage—representing the majority of vehicle manufacturing cost—has materially reduced marginal launch costs relative to fully expendable systems.
•Highest Operational Tempo in History: With approximately 580 orbital space launches over 15 years of operation, Falcon 9 is the most frequently flown active orbital launch vehicle to date. In 2025, Falcon 9 conducted 165 launches, accounting for over half of all global orbital launches in the year while delivering over
80% of mass to orbit.
•Track Record of Success: As of December 2025, Falcon 9 has achieved an over 99% mission success rate, defined as successful completion of the mission’s primary objective. Falcon 9 has achieved over 530 successful booster landings and more than 500 launches completed by a flight-proven Falcon rocket, underscoring the reliability of its reusability architecture.
•Human Spaceflight Certified: Falcon 9, paired with SpaceX’s Dragon crew spacecraft, is the only U.S.-based launch vehicle certified by NASA under the Commercial Crew Program to transport astronauts to and from the
International Space Station. As of December 31, 2025, Falcon 9 has successfully launched 19 human spaceflight missions with a 100% mission success rate.

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•In-House Engine Development and Manufacturing: Falcon 9 is powered by Merlin engines that are designed, developed, and manufactured in‑house, providing vertical integration across propulsion design, production, and testing. The Merlin engine achieves one of the highest thrust‑to‑weight ratios of any rocket engine in operational service, contributing to Falcon 9’s performance and payload capacity.
Falcon 9
As we transition primary production and development resources toward the fully and rapidly reusable Starship system, Falcon 9 continues to serve as the backbone of our launch revenue base; generating high-margin recurring cash flows while providing critical operational experience in high-cadence reuse. The proven capabilities of Falcon
9 established us as the leading provider of launch services globally and laid the technological and economic foundation for the next era of space transportation.
Falcon Heavy. Falcon Heavy is a partially reusable super heavy-lift launch vehicle, designed to deliver large payloads to orbit. Building on the proven architecture of the Falcon 9 rocket, Falcon Heavy is composed of three reusable Falcon 9 nine-engine boosters whose combined 27 Merlin engines generate more than five million pounds of thrust at liftoff—one of the most powerful operational rockets in the world today. It is capable of carrying approximately 64 metric tons of payload to LEO and 27 metric tons to geosynchronous transfer orbit. Falcon
Heavy’s reusable components primarily include its three boosters, which are designed to land vertically on drone ships in the ocean and landing zones near our launch sites, and its payload-faring halves, which are recovered via parachute-assisted splashdown and are refurbished and reused after retrieval. The second stage is not designed for recovery or reuse and is designed to safely deorbit after successful payload deployment, similar to Falcon 9.

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Falcon Heavy Overview

FALCON HEAVY

HEIGHT	70 m / 229.6 ft
WIDTH	12.2 m / 39.9 ft
MASS	1,420,788 kg / 3,125,735 lbs
PAYLOAD CAPACITY TO LEO	63,800 kg / 140,660 lbs
PAYLOAD CAPACITY TO GTO	26,700 kg / 58,860 lbs
PAYLOAD CAPACITY TO MARS	16,800 kg / 37,040 lbs
FIRST LAUNCH	February 6, 2018

Please refer to the definition of “payload capacity to orbit” in the Glossary for additional details

•Reusability: Falcon Heavy incorporates a design focused on reusability, which has contributed to lowering the cost of access to space and altering the launch industry’s economic model for large or high-value payloads. The vehicle’s two side boosters, equipped with hypersonic grid fins and advanced propulsion systems, enable controlled recovery and soft landings. This capability enables reusability, with missions launching on flight-
proven boosters generally priced below those of traditional expendable flights.

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Falcon Heavy
•Exploratory Missions Beyond Earth’s Orbit: Falcon Heavy first launched in February 2018, when it put a
Tesla Roadster and its passenger, Starman, into orbit around the Sun. This was the first instance of a car sent into deep space and demonstrated the rocket’s capability for trans-Mars injection. Since its inaugural flight,
Falcon Heavy has completed missions that expanded the scope of space exploration and commercial spaceflight. Falcon Heavy has been selected by NASA to launch critical weather satellites, interplanetary probes including Europa Clipper (Jupiter) and Dragonfly (Saturn), and the upcoming Nancy Grace Roman telescope, designed to study exoplanets and dark energy and matter.

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Starman in Orbit
•Perfect Performance Record: As of December 2025, Falcon Heavy has successfully completed 11 launches, all resulting in successful payload delivery. Falcon Heavy flown boosters have also safely completed 18 total recoveries and 16 reflights. It was certified for National Security Space Launch in 2019, authorizing its use for
U.S. government operations alongside Falcon 9.
Starship. A fully reusable two-stage super heavy-lift launch vehicle, Starship stands to fundamentally transform spaceflight by making it more accessible, cost-effective, and scalable than ever before. Comprising the Super Heavy booster (powered by 33 Raptor engines) and the Starship upper stage (with three sea-level and three vacuum Raptor engines), Starship V3 is designed to deliver up to 100 metric tons to space in a fully reusable configuration while enabling rapid turnaround times akin to commercial aviation, and future generations could reach 200 metric tons, potentially as soon as Starship V4. To date, we have flown 11 Starship flight tests and achieved innovative milestones, including multiple successful ascents of the world’s most powerful rocket; the launch, return, catch, and reuse of the Super Heavy booster; the return of its upper stage within 3 meters of its intended landing point; the transfer of approximately five metric tons of cryogenic propellant between tanks while in space, a first of its kind operation that provides key data for future full-scale propellant transfer operations; successful in-space relights of the Raptor engines; and multiple controlled reentries through Earth’s atmosphere.

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Starship Overview

STARSHIP

HEIGHT	124.4 m / 408 ft
DIAMETER	9 m / 29.5 ft
MASS	5,533,000 kg / 12,198,177 lbs
PAYLOAD CAPACITY TO LEO	100+ Mt
PAYLOAD CAPACITY TO GTO	100+ Mt
PAYLOAD CAPACITY TO MARS	100+ Mt
FIRST LAUNCH	April 20, 2023

Please refer to the definition of “payload capacity to orbit” in the Glossary for additional details

•Full and Rapid Reusability and Drastically Reduced Launch Costs: Starship’s core design innovation is its full and rapid approach to reusability: both stages return to Earth for catch and rapid refurbishment. The Super
Heavy booster returns to the launch site following stage separation and is caught mid-air by the launch tower’s mechanical arms, also known as “chopsticks,” to facilitate immediate inspection, refurbishment, and relaunch.
“Chopstick” Super Heavy Booster Catch

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The Starship upper stage, after orbital delivery or missions beyond, is designed to reenter protected by advanced heat shield tiles, execute a propulsive landing burn, and be similarly caught mid-air by the launch tower’s mechanical arms. We believe that Starship’s full and rapid reusability will enable sub-one hour reflights, causing a paradigm shift in launch cadence.
Starship Landing Burn
•Improvements in Engine Development Underpin Starship’s Massive Payload Capacity: With a payload bay volume rivaling the pressurized sections of the International Space Station, Starship is designed to deploy structures like space station modules, large telescopes, our next-generation V3 Starlink satellites, and future AI compute satellites. Starship is powered by 39 Raptor engines, which are full-flow staged combustion cycle rocket engines burning cryogenic liquid methane and liquid oxygen. Raptor engines offer nearly triple the thrust per engine, higher efficiency, and better performance for heavy-lift and deep space missions compared to the
Merlin engine used on Falcon 9. Each Raptor 3 engine in Starship saves nearly a ton of vehicle mass compared to previous generations by removing heat shields and simplifying plumbing. Starship’s capacity enables the next leg of our growth, including scaling our Starlink Mobile constellation and orbital AI compute.
•Orbital Refueling: Starship’s expected orbital refueling capability will allow tanker variants to refill the upper stage in LEO and extend its range for deep-space missions beyond Earth’s orbit. These capabilities are expected to revolutionize mission architecture, with each Starship designed to be capable of transporting large numbers of people or hundreds of metric tons of cargo to destinations like the surface of the Moon and Mars.
•Sustainable Human Exploration Beyond Earth: Starship was designed from the beginning to fly to other worlds and enable self-growing bases on the Moon, an entire civilization on Mars, and ultimately expansion beyond our solar system. As NASA’s Human Landing System for Artemis, Starship is built to deliver astronauts and cargo to the lunar surface and serve as the key enabler for supporting permanent presence on the
Moon.
•Versatility Across Mission Profiles: Beyond deep space, Starship is designed to adapt to diverse roles including the U.S. Space Force’s Rocket Cargo program for rapid point-to-point global logistics, Starlink and other commercial satellite constellations, in-orbit manufacturing components and hardware, space tourism, and others.

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Starship is designed to enable a step-function advancement in our capabilities, featuring rapid, full reusability of both the Super Heavy booster and the Starship spacecraft to achieve unprecedented throughput at significantly reduced costs compared to existing systems. As Starship progresses toward full operational utilization, the Falcon 9 and Falcon Heavy platforms will remain key assets for specialized missions, including NASA crew rotations and national security payloads.
Dragon Cargo Spacecraft. The Dragon cargo spacecraft is an uncrewed vehicle designed primarily for transporting cargo to and from the International Space Station under NASA’s Commercial Resupply Services program. As an evolution of the original Dragon spacecraft, this vehicle represents a critical component of our portfolio, enabling reliable, cost-effective logistics for space missions. The spacecraft consists of a pressurized section for environmentally controlled cargo and an unpressurized trunk section for additional payloads. It has a launch payload mass of up to 6,000 kilograms and a return payload mass of 3,000 kilograms, making it uniquely suited for both delivery and retrieval of scientific experiments, supplies, and hardware, and establishing SpaceX as the only company capable of returning significant amounts of cargo from the International Space Station back to Earth.
Dragon Cargo Overview

DRAGON

HEIGHT	8.1 m / 26.7 ft
DIAMETER	4 m / 13 ft
SPACECRAFT VOLUME	9.3 m^3 / 328 ft^3
TRUNK VOLUME	37 m^3 / 1,300 ft^3
LAUNCH PAYLOAD MASS	6,000 kg / 13,228 lbs
RETURN PAYLOAD MASS	3,000 kg / 6,614 lbs
FIRST FLIGHT	December 8, 2010

Please refer to the definitions of “launch payload mass” and “return payload mass” in the Glossary for additional details

•Key features: Key highlights of the Dragon cargo spacecraft include its propulsion system with 16 Draco thrusters for precise orbital maneuvering, autonomous docking capabilities via NASA’s International Docking
System Standard (IDSS), and a trunk equipped with solar panels for power generation during flight.
•Launch vehicle, return mechanism and mission profiles: The spacecraft is launched atop the Falcon 9 rocket and returns to Earth via parachute-assisted splashdown in the ocean, where it is recovered for refurbishment and reuse. Dragon supports extended in-orbit durations, typically spending several weeks docked to the International
Space Station before undocking with returned cargo.
•Historic accomplishments: Launched by Falcon 9 in 2012, our Dragon spacecraft became the first commercial spacecraft to deliver cargo to and from the International Space Station and, eight years later, the first privately built vehicle to fly humans to the orbiting laboratory. This achievement ended U.S. reliance on foreign vehicles for International Space Station resupply following the Space Shuttle’s retirement in 2011. The original Dragon variant (later known as Dragon 1) completed 20 cargo missions to the International Space Station between 2010 and 2020 and established a critical role in advancing research on the space station as the only spacecraft capable

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of returning significant amounts of cargo to Earth. The upgraded cargo spacecraft pioneered autonomous docking without robotic arm assistance, delivered major hardware upgrades for the station including new solar arrays, and recently debuted the ability to reboost the station’s altitude. It remains the only reusable cargo spacecraft in operation.
Dragon Crew Spacecraft. Dragon is engineered to fly humans to and from Earth orbit, including the International
Space Station. The spacecraft is designed to accommodate up to seven passengers, with a pressurized cabin for crew habitation, life support systems, and cargo.
Dragon Orbiting Earth's Poles
•Key features: Dragon Crew spacecraft is equipped with advanced avionics, touchscreen interfaces for manual control, and an integrated trunk with solar power generation. Dragon Crew’s propulsion includes 16 Draco thrusters for orbital adjustments and 8 Super Draco engines for its launch escape system, enabling rapid separation from the rocket in the unlikely event of an emergency.
•Launch vehicle, return mechanism and mission profiles: The spacecraft is launched atop the Falcon 9 rocket and returns to Earth via parachute-assisted splashdown in the ocean, where it is recovered for refurbishment and reuse. The design emphasizes reusability, with vehicles certified for multiple flights after refurbishment, and supports missions lasting up to nine months on the International Space Station.
•Historic accomplishments: Revolutionary accomplishments of Dragon include being the first privately developed spacecraft to transport humans to and from the International Space Station, achieved during the
Demo-2 mission in May 2020 which carried NASA astronauts Doug Hurley and Bob Behnken. This milestone returned human spaceflight capabilities to the United States for the first time since the Space Shuttle’s retirement in 2011, reducing dependence on foreign spacecraft. Dragon has enabled regular astronaut rotations under NASA’s Commercial Crew Program, flying nearly 15 successful Crew and Private Astronaut missions to the International Space Station to date, while pioneering space tourism by carrying commercial astronauts on private flights. Its autonomous docking technology, life support for extended durations, and abort system have set new safety standards achieving a flawless record in crewed operations.

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Connectivity
Starlink Consumer Broadband
Starlink Consumer Broadband is a broadband network powered by our global LEO satellite constellation, designed to deliver high-speed, low-latency internet connectivity anywhere on Earth. The service provides fiber-like download speeds with latency low enough to support intensive real-time applications, such as content streaming, video calls, and online gaming, while requiring only visible sight to the sky and electricity for installation. Since launch, Starlink has scaled rapidly, serving approximately 8.9 million subscribers across 156 countries, territories, and other markets as of December 31, 2025.
Starlink Consumer Broadband is enabled by the largest satellite constellation in human history, operating in LEO to deliver latency comparable to many terrestrial broadband connections. We provide download speeds exceeding 400
Mbps with round-trip latencies as low as 21 milliseconds—performance that rivals or surpasses traditional terrestrial broadband while also reaching locations no traditional fiber or cellular network can economically serve. Satellite-
based communications are uniquely suited to reach underserved and remote areas by delivering coverage directly from LEO without requiring local infrastructure. In contrast, terrestrial networks depend on costly, ground-based buildouts that are often uneconomical in low-density or hard-to-access regions. As of December 31, 2025, the constellation incorporated over 21,000 inter-satellite lasers that create a dynamic mesh network in space, enabling traffic to route through orbit rather than relying solely on terrestrial backhaul infrastructure. Satellites autonomously maneuver to avoid collisions and are designed for controlled end-of-life deorbit, supporting long-term orbital sustainability. Successive generations of our broadband satellites, including V3 Starlink satellites, are expected to increase throughput, power capacity, and network efficiency, with production vertically integrated and performed largely in-house.
Starlink Broadband V2 and V3 Satellites

V2

Launched
February 2023

Downlink Capacity
96 GBPS

V3

Launch Targeted
for 2026

Downlink Capacity
1,024 GBPS

On Earth, users access the network through proprietary Starlink terminals that we design and manufacture. Over several years, we have significantly reduced the cost of satellite access hardware while improving performance and reliability—which we believe collectively provides us a meaningful and durable competitive advantage over other terrestrial and satellite broadband providers. Our portfolio of terminals, which we are able to manufacture and sell for a fraction of the cost of terminals used by other satellite internet providers, includes three primary consumer

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configurations including: a Standard terminal designed for fixed residential and small business use, featuring a wide field of view; a Mini terminal roughly the size of a laptop, designed for mobility and travel use cases with a built-in
WiFi router and the ability to operate on portable battery systems or 12V vehicle power; and the Performance terminal, designed for demanding environments, with a maximum download speed over 450 Mbps and a higher power consumption of 110W or more under load. Each type of terminal is designed to be quick and seamless for a consumer to self-set up, support in-motion connectivity up to speeds of 100 mph, and deliver global, oceanwide coverage for consumer maritime use. We believe that this combination of low cost, portability (particularly in the case of our Starlink Mini terminal), and ease of installation of our terminals will help scale our consumer broadband offering.
Starlink Standard and Mini Kits
We monetize Starlink primarily through subscription plans paired with hardware sales. Service tiers vary by speed, priority access, geographic coverage, and mobility requirements, including Local and Global Priority options for small to medium sized business, enterprise, and government Starlink customers. As the constellation scales and capacity expands with next-generation satellites, we expect Starlink to continue growing as a global, recurring-
revenue connectivity platform and foundational layer of a space-enabled digital economy.
Enterprise Solutions
Enterprise Solutions offers the same fundamental advantages of Starlink Consumer Broadband—high throughput, low-latency, and global coverage—into mission-critical, in-motion, and distributed connectivity environments for enterprises. Starlink’s architecture is designed to deliver consistent performance across routes, oceans, and remote industrial sites. Enterprise services are supported by dedicated hardware configurations and commercial structures tailored to usage intensity, service-level requirements, and fleet-scale deployments.

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Enterprise Solutions
Aviation Connectivity
Starlink Aviation provides broadband connectivity for commercial and private aircraft, enabling high-quality internet service for passengers and crew from gate to gate, including during taxi and prior to take-off. The service is differentiated by materially lower latency and higher throughput than legacy in-flight connectivity systems, enabling streaming, video conferencing, and real-time applications at scale while in flight—even bandwidth-intensive applications such as gaming, previously impractical from an airplane. Starlink’s global network is designed to eliminate “dead zones” and supports performance on polar and high-latitude routes that can be challenging for traditional providers. In recent years, we have assembled dedicated sales and engineering teams to market and support fleet-wide conversions in the aviation sector. This has enabled partnerships with many of the world’s leading airlines, including United Airlines, Southwest Airlines, Qatar Airways, Lufthansa Group, British Airways,
Alaska Airlines, and Hawaiian Airlines, many of which have implemented or committed to fleet-wide Starlink installations for seamless in-flight connectivity.
Maritime Connectivity
Starlink Maritime provides broadband connectivity for vessels operating in coastal and deep-ocean environments, supporting both operational requirements (navigation, telemetry, maintenance, logistics) and end-user connectivity
(crew welfare and passenger internet). The service is designed for consistent coverage regardless of proximity to land, including routes that may experience service degradation under legacy satellite architectures. Starlink terminals are engineered for marine operating conditions and are designed to be installed or swapped efficiently alongside existing onboard communications systems, reducing downtime during retrofit. For many maritime operators,
Starlink functions as a wholesale or “syndicated” connectivity layer: vessel owners or cruise operators purchase and allocate capacity across passengers, crew, and critical ship systems, including when reselling Wi-Fi access as an onboard service. Pricing structures vary by vessel class, expected consumption, coverage requirements (coastal vs.
ocean), and priority level, and are generally implemented through recurring subscription arrangements with fleet-
based commercial terms. To support fleet-wide conversions in the maritime sector, we have partnered with premier cruise operators, such as Carnival Corporation, Royal Caribbean Group, MSC Cruises, and Norwegian Cruise Line
Holdings, for full-fleet deployments that deliver reliable high-speed internet across thousands of vessels worldwide.

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Land Mobility and IoT
Starlink supports in-motion connectivity for land mobility and industrial IoT applications where terrestrial networks are intermittent or unavailable. These deployments include fleet vehicles, remote field operations, and ruggedized use cases that require continuous broadband while moving, often across large geographies. The service is particularly relevant for emergency responders, disaster recovery, and critical infrastructure continuity, where resilient communications materially impact safety and response effectiveness. In industrial settings, Starlink can serve as a connectivity backbone for connected equipment and telemetry-driven workflows, enabling real-time monitoring and remote operations in agriculture, energy, and logistics environments. Commercial deployments are typically structured around fleets or enterprise accounts, with hardware and service tiers aligned to mobility requirements, usage intensity, and priority performance. We have partnered with land mobility operators, including
John Deere and the New York Police Department, as well as passenger rail operators such as Brightline (Florida), and Italo Treno, to provide remote monitoring and management of their fleets.
Starlink Enterprise Broadband
Starlink Enterprise Broadband is designed to provide primary or backup connectivity for distributed business locations globally, including sites that are difficult to serve economically with fiber or that require redundancy for uptime. Starlink’s lack of dependence on wireline infrastructure—which is subject to damage or disruption from natural disasters, conflict, and other events—makes it well-suited for businesses that rely on continuous broadband connectivity and cannot afford a terrestrial offering going temporarily “offline.” Customers deploy Starlink to support point-of-sale systems, corporate networking, video and security systems, and business continuity, including during disasters and localized outages where terrestrial infrastructure may be impaired. The service is differentiated by rapid installability, geographic flexibility, and reliable performance in remote and hard-to-reach locations, making it suitable for retailers, industrial operators, and remote facilities (including offshore and field sites). Pricing models include multiple tiers and configurations depending on speed, priority access, coverage footprint, and the number of sites deployed, with typical enterprise arrangements structured as recurring subscriptions paired with hardware.
Government Solutions
We provide U.S. civil, state, and local government agencies as well as international civil government agencies high-
speed, resilient connectivity for public services, social impact, humanitarian efforts, and disaster response in even the most remote and challenging environments. Examples include support for the FEMA in coordinating disaster recovery after hurricanes and wildfires, the NOAA for at-sea testing and environmental monitoring, the Government of the Philippines for linking remote islands, schools, and public institutions, the Government of Jamaica for improving digital access in remote and maritime areas, and the Government of Ecuador for supporting education and healthcare connectivity in isolated communities.
Separately, we operate Starshield, a secure satellite network designed specifically for national security applications.
Built on the technology, manufacturing, and launch infrastructure that underpin Starlink, Starshield is focused on three core mission areas: Earth observation, global secure communications, and hosted payloads. Starshield satellites are designed to integrate a wide range of sensors and instruments, allowing government customers to deploy mission-specific capabilities in LEO without having to design, build, and launch standalone spacecraft for every program.
Starshield builds on the end-to-end data encryption used in our commercial network by adding high-assurance cryptographic capabilities tailored to military and other government requirements. By combining this security posture with our high-cadence launch capability and evolving Starlink-derived infrastructure, we aim to offer a scalable national security platform that can be updated, replenished, and expanded as mission needs change over time.
Starlink Mobile
We are extending the reach of Starlink beyond fixed and mobility terminals through our mobile service, connecting smartphones (with no modifications or incremental hardware) and other terrestrial devices directly to our satellites.

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We aim to entirely eliminate mobile “dead zones.” By using satellites that effectively function as cell towers in space, we enable data, over-the-top voice, video and messaging in remote and hard-to-reach locations where terrestrial networks have historically been unavailable or unreliable. Starlink Mobile is already commercially available for messaging in select markets and has been used to support emergency communications following natural disasters, demonstrating its strength as resilient, infrastructure-independent connectivity.
Starlink Mobile V1 and V2 Satellites
Our mobile constellation builds on the same LEO architecture as our broadband network, with satellites specifically designed to communicate directly with everyday LTE handsets and IoT devices without requiring specialized or additional hardware. These satellites use exclusive licensed spectrum, allowing us to integrate into MNOs’ existing networks while delivering coverage far beyond the reach of ground-based towers. Since launching the first mobile satellites in early 2024, we have rapidly scaled the network to hundreds of in-orbit spacecraft and demonstrated key technical milestones, including the first SMS tests within days of launch, live video calls, and public posts sent directly from standard smartphones through a Starlink Mobile satellite. Our ability to design, manufacture and launch these satellites on our own vehicles enables us to iterate quickly on payloads and software, expanding capacity and performance over time.
Today, our Starlink Mobile service is delivered in partnership with leading mobile network operators around the world. We are initially focused on messaging for consumer subscribers in areas with limited or no terrestrial coverage, with a roadmap to support broader data, voice and IoT services. We partner with over 20 MNOs across six continents, including T-Mobile in the United States, and other international operators including One NZ, Optus,
Telstra, Rogers, KDDI, Salt, Entel, Kyivstar, and VMO2. Through these partnerships, we enable consumers, businesses and public-sector customers to use their existing phones in more places, support critical connectivity during disasters and power outages, and open new applications for low-bandwidth mobile and IoT devices.

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Map of Starlink Mobile Coverage

CANADA
UNITED STATES
MEXICO
THE BAHAMAS
PUERTO RICO
JAMAICA
PERU
CHILE
UNITED KINGDOM
SWITZERLAND
SPAIN
UKRAINE
KAZAKHSTAN
MONGOLIA
JAPAN
PHILIPPINES
NIGERIA
KENYA
DEMOCRATIC REPUBLIC OF CONGO
ZAMBIA
AUSTRALIA
NEW ZEALAND
AVAILABLE
COMING SOON
EMERGENCY CONNECTIVITY

Metrics as of December 31, 2025

AI
Grok
Grok represents a core pillar of our mission to advance humanity’s understanding of the universe through the development of truth-seeking artificial intelligence. Grok is designed and optimized for rigorous reasoning, real-time information synthesis, and transparent outputs, with a product philosophy centered on intellectual honesty, first-
principles thinking, and engagement with complex topics.
Grok is designed as a truth-seeking AI model, built on our founder Elon Musk’s mission to enable humanity to understand the universe. We believe that accomplishing this mission requires a truth-seeking approach to AI. We define truth seeking as the active, relentless pursuit of what is objectively true about reality, and grounded in evidence, logic, empirical data, and first principles thinking. Our goal is to understand and explain what the universe appears to be doing, as accurately as current knowledge allows. In pursuit of this truth-seeking objective, Grok also benefits from its integration with X, our real-time information, entertainment, and free speech platform. This direct, real-time access to the information and human discourse on X enhances Grok’s truth-seeking capabilities by grounding outputs in up-to-date knowledge and diverse viewpoints.
Since the initial release of Grok 1, we have iterated rapidly, releasing Grok 2, Grok 3, and, the current version, Grok
4, each delivering material improvements in pre-training, reasoning depth, multimodal capabilities, latency, and scale. Our accelerated development cadence positions Grok among the fastest-advancing frontier models relative to peers, including OpenAI, Anthropic, and Google. Grok is differentiated by its emphasis on real-time data integration, particularly through insights derived from the X platform (subject to some limitations for certain content), enabling dynamic awareness of current events and user discourse, as well as by explicit investment in reasoning transparency and explainability. Grok enhances the X ecosystem by improving content understanding, personalization, and recommendation systems, thereby increasing user engagement and platform intelligence. We are currently developing next-generation iterations, including Grok 5, which are expected to further expand reasoning fidelity, multimodal integration, and domain-specific performance.

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Terrestrial AI Compute
Our terrestrial AI compute forms the backbone of the Grok model family and is anchored by the COLOSSUS and
MACROHARD data centers that boast some of the world’s largest and most advanced AI training clusters.
COLOSSUS and MACROHARD collectively provide 0.7 gigawatts of compute power, with the additional power capacity available for data center operations. We brought the first cluster of COLOSSUS online in 122 days, repurposing the shell of an existing factory, and the first cluster of MACROHARD online even faster in 91 days. As an illustrative comparison, 91 days represents an eight-fold faster deployment timeline compared to an industry benchmark of approximately two years to bring online a 100 megawatt greenfield data center. We also achieved an over four-fold improvement in construction cost efficiency, with data center construction costs of $2.7 million per megawatt for the first two clusters of MACROHARD, compared to an industry benchmark of approximately $12.3 million per megawatt. MACROHARD is capable of operating entirely by our self-built behind-the-meter gigawatt-
scale natural gas power plant. Our data centers are integrated with the world’s largest Megapack deployment, providing additional layers of reliability and operating performance. At all our existing data centers we have employed a brownfield retrofit strategy leveraging existing industrial sites, advanced direct-to-chip cooling to support higher rack densities, and high-speed networking. The clusters deploy leading-edge GPUs to maximize training throughput and model performance. MACROHARDRR, located in Southaven, Mississippi, represents the next phase of expansion and is designed to train our next-generation Grok 5 AI model. As we continue to expand our AI compute infrastructure, we will also continue to enhance our power capabilities utilizing a combination of grid-power and behind-the-meter natural gas power plant buildouts. At COLOSSUS, our grid power capabilities are designed to purchase power from the grid as available, and to rely on our behind-the-meter, self-generated power and Megapack installations when grid power is curtailed.
MACROHARD and MACROHARDRR Facilities
X Platform
X is a real-time information, entertainment, and free speech platform that serves as a foundational distribution and data engine for our AI ecosystem. With a global user base generating substantial volumes of content at all times across a wide variety of topics, X provides a uniquely dynamic data for model training and real-time context integration, subject to some limitations for certain content, which significantly differentiates Grok from the other frontier lab offerings.

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X is Our Real-time Information, Entertainment, and Free Speech Platform

11:12
Elon Musk
@elonmusk
Terafab.ai
1.3K Following 237.1M Followers
Followed by StarbaseTX and SpaceX
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Elon Musk @elonmusk · 15h
Optimus+PV will be the first Von Neumann probe, a machine fully capable of replicating itself using raw materials found in space
5.4K 5.7K 44K 32M
Elon Musk reposted
Sir Doge of the Coin · 10h
5:49
SpaceX
@SpaceX
Following
SpaceX designs, manufactures and launches the world's most advanced rockets and spacecraft
Earth spacex.com Joined April 2009
122 Following 41.3M Followers 1 Subscription
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Hawthorne, CA
Security Officer
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SpaceX @SpaceX · 2/2/26
SpaceX has acquired xAI, forming one of the most ambitious, vertically integrated innovation engines on (and off) Earth →
spacex.com/updates#xai-jo...
5:50
xAI
@xai
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xAI @xai · 2/11/26
Since xAI was formed just 30 months ago, the small and talented team has made remarkable progress.
The future has never looked more exciting!

X is our real-time information, entertainment, and free speech platform that serves as a global town square with integrated AI capabilities powered by Grok. Designed to evolve toward an “everything app,” X enables users to post content, share media, engage in conversations, host, view, and participate in live group discussions, follow real-time events, use encrypted messaging, and leverage advanced features such as Grok-assisted post creation, content discovery, and conversational AI directly within the interface via the prominent Grok icon.

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Grok Holds Front and Center Real Estate on the X Platform

9:41
Follow
SpaceX
@SpaceX
SpaceX designs, manufactures and launches the world's most advanced rockets and spacecraft
Earth
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SpaceX @SpaceX · 1h
Falcon 9 launches 25 @Starlink satellites from California
9:41
Top stories in space tech, in a few bullets
Thoughts
Here are the top stories in space tech right now (March 27, 2026), in a few bullets:
NASA pivots Artemis to lunar surface base: The agency is canceling the lunar orbital Gateway station and redirecting resources toward a $20 billion crewed Moon base over the next seven years, with dozens of missions. New Administrator Jared Isaacman emphasizes putting astronauts on the surface faster, with greater reliance on commercial partners like SpaceX Starship for key roles (including potential trans-lunar injection).
today.com
Elon Musk unveils massive orbital data centers: SpaceX/Starlink plans for enormous "Terafab" satellites longer than the ISS (with huge solar arrays) to support in-space AI/compute, potentially scaling to 1 million satellites. Blue Origin is also entering the orbital data center race. pcmag.com
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With native integration of Grok’s frontier models, including real-time access to X data for up-to-date insights, trending analysis, and enhanced search, X delivers personalized feeds, smarter recommendations, and low-latency
AI assistance for our users worldwide. Our X Premium subscription options, including Basic, Premium and
Premium+ tiers, offer expanded features, ad-reduced experiences, and priority Grok interactions. In 2023, Grok’s chat functionality was integrated into the X app allowing for the user to open the chat interface to type prompts and get real time answers.
Public X data enhances Grok’s training and reasoning capabilities, while the platform continues to deliver measurable performance outcomes for advertisers, with an increasing strategic focus on performance-based marketing solutions.
In addition to X consumer products, X offers advertisers and developers a powerful suite of tools to reach highly engaged audiences. Advertisers can target audiences through diverse ad formats—such as Promoted Ads, Vertical
Video Ads, Collection Ads, and premium options such as X Amplify and Takeovers—blending seamlessly with organic content for authentic engagement. With advanced targeting based on public conversations, events, keywords, interests, locations, and look-alike audiences, brands can connect with audiences while benefiting from flexible, performance-based pricing (pay only for actions such as clicks or engagements) and often lower costs compared to other platforms. We expect that our ongoing innovations—including Grok-powered integrations, new contextual ad tests, and expanded aspect ratio support for easy reuse of ad creative—make X a competitive choice for driving traffic, conversions, and brand awareness and visibility among X’s hundreds of millions of MAUs.
Developers have access to a continuous, high-volume, real-time stream of data around current events, trends, or sentiment, which they can access through an official X Developer Platform and APIs.
Ads are Seamlessly Integrated into a User’s X Feed
By combining high-volume user interactions with frontier AI, AI compute infrastructure, and vertical integration, X accelerates progress toward ubiquitous connectivity, real-time global awareness, and the foundational social layer for multiplanetary human endeavors.

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Grok Consumer Products
Our consumer products are powered by Grok, including Grok language and coding models, Grok image and video generation models (more commonly known as Grok Imagine), and Grokipedia. These applications leverage the underlying Grok model family to deliver advanced multimodal interaction, real-time information awareness, and transparent reasoning outputs. We currently offer three different tiers of subscription for Grok—basic, SuperGrok, and SuperGrok Heavy, each priced on a monthly or annual basis. Higher pricing tiers unlock expanded access to advanced models, increased usage limits, priority compute, and a suite of premium features tailored to power users and enterprise-grade applications.
Grok Chat. Grok Chat represents the primary conversational interface of Grok, enabling users to submit text or voice queries for explanations, problem-solving, research, coding, brainstorming, and in-depth discussions with real-
time integration of web search, X data, code execution, and multimodal analysis of images or documents. Available via grok.com, dedicated mobile apps, X platform integration, and the xAI API, it provides  truth-seeking, helpful, and minimally censored responses optimized for factual precision and complex reasoning.
Grok Chat

9:41
Grok
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9:41
Ask
Imagine
Hey Grok, where is this?
This dramatic sunset silhouette captures **SpaceX's Starbase facility** in **Boca Chica, near Brownsville, Texas**—the heart of humanity's push to make life multiplanetary.
The three prominent tall, dark rectangular structures in the foreground are the iconic **production high bays** (including the Mid Bay, High Bay, and the massive Mega Bay/Starfactory extensions), where Starship and Super Heavy vehicles are built, integrated, and prepared for testing and flight. These dark-clad buildings house the vertical integration and assembly lines for the world's most powerful rocket system.
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Grok Imagine. Grok Imagine is Grok’s generative visual and multimedia creation suite, powered by proprietary models for producing high-quality images, short videos (up to 10 seconds at 720p in current iterations), short videos
(up to 30 seconds at 720p in current iterations), and synchronized audio from text prompts, reference images, or existing visuals. It supports text-to-image/video editing, image-to-video editing, and video-to-video editing, style transfer, and cinematic motion with strong prompt adherence and photorealistic output, accessible through the Grok platform, Imagine tab, and dedicated API.

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Grok Imagine

9:41
Ask
Imagine
Astronauts shot in cinematographic space...
Tap to imagine

9:41
Ask
Imagine
Photorealistic images of Starship shot in a...
Tap to imagine

Grok Voice. Grok Voice delivers natural, real-time conversational AI through voice interactions, allowing users to seamlessly speak and listen to Grok for faster access to information and task execution.
Grok Enterprise Products
Grok Teams. Grok Teams empowers small-to-medium-sized organizations to integrate Grok’s advanced AI capabilities directly into collaborative workflows. Teams gain access to dedicated workspaces with secure sharing, enhanced privacy protections, and administrative controls for inviting users and managing access. Grok Teams accelerates analysis, innovation, and creation while ensuring data remains private and is never used for training.
Grok API. The Grok API provides programmatic access to Grok’s frontier models, including advanced reasoning, vision, tool-use, image generation, voice AI, and real-time search capabilities, tailored for enterprise-scale integration. It offers features like agentic workflows, and enterprise-grade options such as custom allocations, secure authentication, and dedicated support. Designed for developers and organizations building production applications, the API enables seamless embedding of Grok’s powerful AI into custom solutions, driving innovation across industries with speed, precision, and reliability. For example, the enterprise version of the Grok Voice Agent API allows developers and businesses to build multilingual voice agents capable of speech recognition, tool calling, real-
time data querying, and low-latency responses. It supports production-grade voice applications that enhance customer service, internal operations, and interactive experiences with high performance in audio reasoning benchmarks.
Infrastructure and Facilities
SpaceX maintains a highly vertically integrated, geographically diverse manufacturing ecosystem that designs, produces, and qualifies a significant share of components in-house, from raw materials and rocket engines to complete launch vehicles, crewed spacecraft, satellites, and user terminals, enabling unprecedented iteration speed, quality control, and cost efficiency essential for successful production of reusable systems and high-cadence operations. Our manufacturing facilities are complemented by our physical infrastructure, which supports launch and orbital operations for human spaceflight, satellite deployment, and cargo missions, as well as large-scale

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artificial intelligence training and inference. We continue to invest in expansions and improvements across our sites to accommodate anticipated growth in launch cadence, Starlink Subscribers, and AI compute requirements.
SpaceX Facilities

Redmond, WA
Palo Alto, CA
Vandenburg Space Force Base, CA
Hawthorne, CA
McGregor, TX
Bastrop, TX
Starbase, TX
Memphis, TN
Southaven, MS
NASA’s Kennedy Space Center, FL
Cape Canaveral Space Force Base, FL

While none of our properties are individually material to our operations because of the long-term timetables for renewal and the opportunities for alternative sites, we maintain an effective network of vertically integrated facilities across the United States, including:
•Starbase, Texas: Development, manufacturing, testing, and launch of Starship takes place at Starbase, home to
SpaceX headquarters and one of the world’s first commercial spaceports designed for orbital missions. The site is located at the newly created city of Starbase in Cameron County, Texas, along the Gulf of America. Its infrastructure includes Starfactory, a manufacturing facility designed to mass produce Starship and Super Heavy at scale; a large office structure co-locating engineering and production personnel; and large, vertical integration buildings including the upcoming Gigabay, which will be able to support Starship and Super Heavy vehicles up to 85 meters (279 feet) tall and will provide 24 work cells for integration and refurbishment work, along with cranes capable of lifting up to 400 tons. Starbase also has two orbital launch pads for flight of the world’s most powerful rocket, complete with two of the tallest launch towers in the world, specially designed to integrate, test, launch, and catch Starship and Super Heavy vehicles. The Starbase team also operates a site for full and subscale vehicle structural testing, static fires, and component level testing.
Starbase is also home to several hundred SpaceX employees and their families, many of whom have relocated from across the country to the community to support the development and operation of Starship. SpaceX, in partnership with the newly formed city, is developing local infrastructure and municipal services, including utilities, governance, schools, and environmental conservation initiatives, to support a world-class, concentrated engineering and manufacturing community focused on the rapid advancement of Starship and SpaceX’s long-term mission. This

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close integration of residential life, engineering, and manufacturing around a single program enables a mission-
focused environment designed to accelerate development, testing, and launch operations.
SpaceX Headquarters at Starbase, Texas

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•Hawthorne, California: Our original flagship facility in Hawthorne, California manufactures Falcon 9 and
Falcon Heavy first and second stages, Dragon Crew and Dragon Cargo spacecraft, Merlin engines, Starship’s
Raptor engines, Starlink User Terminals, as well as other various Starship components. The site supports high-
reliability production for hundreds of successful missions, including NASA-certified crew rotations. We also maintain a corporate presence in Hawthorne.
Hawthorne, California

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•McGregor, Texas: The McGregor rocket engine complex is the most active rocket development and testing facility in the world. It serves as the primary site for qualification, acceptance, and post-flight testing of Merlin and Raptor engines. It features 15 specialized test stands, including dedicated vertical stands for Raptor engines and multiple stands for Falcon 9’s Merlin engines, as well as component-level testing facilities for Starship hardware, including composite overwrapped pressure vessels, tanks, and experimental systems.
McGregor, Texas
,

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•Redmond, Washington: The Redmond Starlink satellite manufacturing facility has produced an average of approximately 70 satellites per week (approximately 3,640 per year at full rate) from December 2025 to
February 2026, covering bus structures, phased-array antennas, propulsion, solar arrays, and inter-satellite lasers, enabling rapid Starlink constellation expansion.
Redmond, Washington

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•Bastrop, Texas: We build the majority of Starlink products at our manufacturing facility in Bastrop, Texas, which opened in 2023, producing tens of thousands of Starlink Kits per day and all of the current generation
Starlink Standard and Performance Kits.
In 2026, we expect to more than double the size of the Bastrop facility to further support insourced manufacturing and the design and production of new Starlink products, as well as the design and manufacture of Starlink gateway antennas.
Bastrop, Texas
•Kennedy Space Center and Cape Canaveral, Florida: SpaceX operations in Florida span across NASA’s
Kennedy Space Center and Cape Canaveral Space Force Station, which includes two active launch sites—
Launch Complex 39A (LC-39A) and Space Launch Complex 40 (SLC-40)—Falcon booster and Dragon spacecraft refurbishing facilities, launch operations, and payload processing buildings. Both launch sites support critical missions to geostationary orbit and the International Space Station while also providing launch opportunities to a wide range of low, mid, and polar orbit inclinations for science and national security missions. SpaceX also utilizes Landing Zones 40 and 2 at the Cape, which support Return to Launch Site landings for Falcon boosters ahead of recovery and refurbishment for future missions.
Once recovered, flight hardware is refurbished at one of two state-of-the-art SpaceX facilities, HangarX and X2, on
Kennedy Space Center. These facilities also house our Falcon Launch and Landing Control Center, where our
Dragon spacecraft are refurbished and prepared for their next missions after they are recovered off the coast of southern California, where we produce Starship heatshield tiles in the Bakery, and where we process customer payloads before launch in our Payload Processing Facility.
For future launches, SpaceX is expanding its operations in Florida to bring Starship to the Cape. In addition to the under-construction Starship launch pad at LC-39A, SpaceX plans to use Space Launch Complex 37 (SLC-37) on
Cape Canaveral Space Force Station as another Starship launch site. SLC-37 will host two orbital launch pads, including up to two towers for Starship launch, catch, and testing operations. SpaceX is also building a new integration facility called Gigabay, next to its HangarX location at Kennedy Space Center by late 2026.

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NASA’s Kennedy Space Center, Florida
Cape Canaveral Space Force Station, Florida

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•Vandenberg Space Force Base, Space Launch Complex 4: Space Launch Complex 4 East at Vandenberg
Space Force Base is our West Coast launch site and serves as our primary facility for polar and high-inclination orbit missions critical to Starlink constellation deployment, national security payloads, Earth observation satellites, and select lunar trajectories. The facility includes a modernized orbital launch pad optimized for
Falcon 9 launches, featuring a fixed launch mount, integration tower, propellant loading infrastructure, flame trench, and support systems enabling frequent operations. Adjacent Space Launch Complex 4 West functions as a dedicated Falcon 9 booster landing zone, supporting downrange recoveries to maximize reusability.
Vandenberg Space Force Base, California

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•Memphis, Tennessee and Southaven, Mississippi: We operate a cluster of high-density data centers in the
Greater Memphis Area extending into northern Mississippi along the state border, to power training and inference for frontier AI models, including the Grok family. The flagship COLOSSUS supercomputer campus is held under a long-term lease and located on Paul R. Lowry Road in Memphis, Tennessee; the
MACROHARD facility is located on Tulane Road in Memphis, Tennessee; and the MACROHARDRR facility is located on Stateline Road in Southaven, Mississippi.
Memphis, Tennessee

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•Palo Alto, California: The corporate headquarters for our AI operations following the acquisition of xAI in
February 2026 is located in Palo Alto, California. This location, under long-term lease, houses our advanced AI research, development, and engineering teams and is strategically situated in Silicon Valley to attract and retain top AI research talent. The engineers responsible for the design, training, and continued evolution of Grok, our proprietary frontier AI model, are based at this facility.
Palo Alto, California

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In addition to our infrastructure and facilities across the United States, we also operate a fleet of recovery vessels, autonomous spaceport drone ships (“ASDS”), and a network of Starlink ground stations.
•Our recovery fleet: Our fleet of ASDS forms the maritime backbone of SpaceX’s reusable rocket architecture, enabling high-probability downrange booster landings for Falcon 9 and Falcon Heavy missions while maximizing vehicle recovery and rapid refurbishment. The core ASDS fleet consists of three operational vessels: “Of Course I Still Love You,” the pioneering East Coast-to-Pacific vessel homeported at the Port of
Long Beach, California, and dedicated to supporting primarily polar and high-inclination launches from
Vandenberg Space Force Base with its large landing deck and thruster-based dynamic positioning; “Just Read the Instructions,” stationed at Port Canaveral, Florida, serving East Coast operations from Cape Canaveral and
Kennedy Space Center; and “A Shortfall of Gravitas,” the newest and most advanced addition since 2021, also based at Port Canaveral with enhanced autonomy, station-keeping precision, and upgraded deck infrastructure to handle frequent, high-cadence missions. These autonomous ships have collectively facilitated hundreds of successful booster touchdowns, dramatically reducing expendable flight profiles and enabling the reuse of boosters over 30 times. Complementing the drone ships are dedicated support vessels for fairing half recovery, such as “Bob” and “Doug,” named after astronauts Bob Behnken and Doug Hurley, and Dragon retrieval vessel
“Shannon,” named in honor of astronaut Shannon Walker. These support vessels ensure comprehensive ocean-
based recovery operations across Atlantic and Pacific theaters and underpin our constellation deployments, national security launches, and crewed missions while advancing toward full reusability for Starship in future offshore scenarios.

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Autonomous Drone Ship “A Shortfall of Gravitas”
•Starlink ground stations: A Starlink ground station, also referred to as a gateway, is a terrestrial relay station that communicates with our satellite constellation. These stations transmit data between satellites and terrestrial internet networks. We operate ground stations around the world, with over 100 sites in the United States.

ses

KEY METRICS

SES F9 launches 2013-2025	19
Year relationship tenure	13+
F9 missions in 2026 and beyond	3+

BACKGROUND

SES is a premier global communications satellite operator managing an extensive fleet of geostationary (GEO) and medium Earth orbit (MEO) satellites.

As the satellite industry became increasingly capital-intensive and competitive, SES identified a critical need for high-cadence, cost-effective, and reliable access to orbit to maintain its fleet and drive down costs.

OUR SOLUTION

SES is a prominent commercial partner of SpaceX. In 2013, SES became the first commercial entity to launch a satellite on a Falcon 9 into geostationary transfer orbit. This partnership reached a milestone in 2017, when SES became the first company to launch a commercial satellite on a flight-proven rocket booster, validating SpaceX's reusability model for the global aerospace industry. Overall, SES and SpaceX have completed 19 successful missions together and counting delivering both SES and Intelsat spacecraft to orbit.

KEY BENEFITS

01 Early adopter of flight-proven booster technology, helping validate reusability

02 Accelerated time-to-orbit with a 100% mission success rate

UNITED

KEY METRICS

Aircraft equipped with Starlink	344
Passengers flown on equipped aircraft	7M+
Flights connected with Starlink	167K
Devices connected with Starlink	3.7M+
Wi-Fi customer satisfaction scores	2X

KEY BENEFITS

01 Seamless high-bandwidth experiences including live streaming, online gaming, and multi-device support

02 Industry-leading performance with speeds up to 250 Mbps and low 44 ms latency

03 Improved operational tools for pilots and crew through reliable connectivity in remote areas or during outages

04 Average install time is about 8 hours, 10 times faster than non-Starlink equipment

05 Global coverage that eliminates traditional dead zones over oceans and polar regions

BACKGROUND

United is the world's largest airline and is the leading carrier across the Atlantic and Pacific. Historically, inflight Wi-Fi has fallen short of customer expectations at every airline and become a pain point. United recognized that Starlink delivers fast, reliable internet access around the world — including over oceans, polar regions, and other remote locations previously unreachable by traditional cell or Wi-Fi signals — and saw this collaboration as a key way to differentiate itself from its competitors to drive customer satisfaction, trust, and loyalty. United is rolling out Starlink at an unprecedented speed and scale. The average Starlink installation takes about 8 hours — roughly 10 times faster than non-Starlink equipment. The airline expects three out of every four departures to have Starlink Wi-Fi by the end of 2026 and to have the service installed on all its dual-cabin aircraft by the end of 2027.

> “**Thanks to Starlink**, everything you can do on the ground, you can do onboard a United plane at 35,000 feet, just about anywhere in the world.”

Scott Kirby, United Chief Executive Officer

OUR SOLUTION

In August 2024, United signed an agreement with SpaceX for one of the largest commercial airline deployments of Starlink, bringing fast, reliable Wi-Fi service to the airline's mainline and regional aircraft fleet to passengers at no cost. The new, gate-to-gate connectivity unlocks game-changing experiences in the sky at scale that no other major U.S. airline offers, including access to live TV and streaming services, social media, shopping, gaming and more, on seatback screens and personal devices simultaneously. Beyond the cabin, the partnership deploys a secure network for cabin crew and pilots. On United's inaugural Starlink flight, customers used 145 gigabytes of data — approximately 1,000x the amount used on a typical flight. United installed Starlink on its entire two-cabin regional fleet in less than a year, and Wi-Fi customer satisfaction scores have doubled on these flights.

JOHN DEERE

KEY METRICS

Kits distributed to farmers	8K
Time to install Starlink	<2 hours
Speeds delivered by Starlink	120 MBPS

" We are bringing satellite communications service to the farm at scale so farmers with cellular coverage challenges can maximize the **value of connectivity** to their operations. The SATCOM solution unlocks the John Deere tech stack so every farmer can fully utilize their current precision agriculture technology in addition to the new innovative solutions they will deploy in the future."

Jahmy Hindman, Senior Vice President & Chief Technology Officer

BACKGROUND

John Deere is a global leader in agricultural machinery that increasingly relies on technology to deliver precision agriculture and autonomous solutions to farmers. Despite high demand for these digital tools, approximately 70% of agricultural land in Brazil and 30% in the United States lack sufficient terrestrial cellular coverage.

This connectivity gap prevents farmers from utilizing critical advancements like real-time data sharing and autonomous equipment operations. To overcome this challenge, Deere required a robust communication solution capable of delivering reliable connectivity in the most remote environments to ensure its technology-enabled products could deliver value to farmers.

OUR SOLUTION

In January 2024, John Deere entered into an industry-first collaboration with SpaceX to bring reliable connectivity to its machines . By making Starlink a standard offering, communication gaps are bypassed and precision agriculture is enabled at scale. Deere can now support high-bandwidth applications like remote diagnostics and autonomous navigation in regions previously plagued by poor connectivity.

Delivering Starlink-equipped machines in Brazil was a priority due to lack of reliable coverage in key rural and agricultural regions. Beyond Brazil, Starlink is connecting Deere machines in the U.S., Australia, Canada, New Zealand, with plans for further expansion. The entire installation — including a ruggedized Starlink terminal, a 4G LTE modem, and connection to the John Deere Operations Center — takes less than two hours.

KEY BENEFITS

01 Enables farmers facing rural connectivity challenges to fully leverage precision agriculture technologies

02 Increased operational efficiency and profitability for farmers through consistent machine-to-machine communication

03 Industry-leading performance with speeds up to 120 Mbps and low 25 ms latency

04 Reduced machine downtime through remote diagnostics and enhanced self-repair solutions flexport
flexport

KEY METRICS

Global container volume represented by supported languages	86%
Languages supported	8

" There are billions of people around the world who don't speak English and a lot of them come from countries that are really important manufacturing centers for our customers ... Importantly here, we're doing live translation using AI. So you can actually just speak in your language, they will see it in their language."

Ryan Petersen, Founder & CEO

KEY BENEFITS

01 Eliminates "English-only" requirement for trade, enabling seamless native-language coordination

02 Reduces potential manual coordination errors by localizing all notifications and views

03 Removes coordination lag inherent in cross-border trade via real-time localization and native-language messaging

04 Transcends the limitations of legacy translation tools by providing context-aware, in-app translations for high-stakes logistics data

BACKGROUND

For the last 200 years, English has functioned as the mandatory global language for trade, creating a significant barrier to entry and a constant source of operational friction for non-English speakers.

In the complex world of global logistics, miscommunications in data or shipment instructions can lead to costly delays, compliance errors, and stranded inventory.

Flexport, which serves over 13,000 customers across 135 countries, identified a critical need to democratize access to the supply chain by allowing every participant to communicate natively without sacrificing technical precision.

" **[Translations]** make it easier than ever to actually get global trade done."

Mike Leskinen, CFO

OUR SOLUTION

In 2026, Flexport integrated Grok directly into its core platform to power Flexport Translations, including AI Live Message Translation and AI Platform Translation.

With AI Live Message Translation, Grok moves beyond the limitations of legacy translation tools and provides context-aware, in-app translations that allow importers, exporters, and truckers to message in their native tongues while recipients see the text instantly in theirs.

Grok also powers AI Platform Translation, which localizes the entire Flexport dashboard and notification system. This ensures that global teams can work independently and operate with fewer manual errors. Through Grok, Flexport offers support for English, Mandarin (Simplified and Traditional), Vietnamese, Thai, Korean, Italian, German, and Spanish.

HURRICANES HELENE + MILTON

Starlink kits delivered	10K
Smartphones connected	27K

BACKGROUND

Hurricane Helene made landfall in northwest Florida as a Category 4 storm on September 26, 2024, followed shortly by Hurricane Milton on October 9, which made landfall along Florida's west-central Gulf Coast as a Category 3 storm. SpaceX delivered fast, reliable internet access in areas where traditional networks were down or non-existent. Ground-based Starlink devices that connect with Starlink satellites were deployed to provide internet services to remote areas affected by the hurricanes. SpaceX provided free service for the rest of the year to help with response and recovery.

CALIFORNIA WILDFIRES

Users helped	198K
SMS messages	96K

BACKGROUND

In January 2025, several destructive wildfires erupted across Los Angeles County, causing widespread electrical failures and disrupting traditional cellular networks for thousands of residents. To mitigate the loss of communication, SpaceX and T-Mobile activated the direct-to-cell Starlink system on an emergency basis, utilizing a constellation of satellites to provide connectivity. SpaceX donated over 1,000 terminals of Starlink hardware to response agencies conducting rescue and relief efforts and provided one month of free service to residents in the most severely impacted areas to assist with long-term recovery efforts.

HURRICANE MELISSA

Terminals provided	1K
SMS messages	2M+

BACKGROUND

When Hurricane Melissa made landfall in Jamaica as a record-breaking Category 5 hurricane, the storm had devastating effects across the island. Starlink provided 1,000+ terminals to response agencies conducting rescue and relief operations, free service to over 21,000 residential customers affected by the hurricane, and facilitated the transmission of over two million SMS messages through Starlink Mobile and our work with local telecommunications providers.

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Competition
Our principal sources of competition vary based on the segment and market in which our business operates.
In Space, we compete with launch service providers that transport small, medium, and heavy payloads and astronauts to Earth’s orbit and beyond. Participants in this market include established aerospace and defense companies, emerging commercial launch providers, and national space agencies. Key established aerospace and defense competitors providing launch services include, among others, United Launch Alliance, a joint venture between Boeing and Lockheed Martin, Arianespace, a French-based aerospace company operating a family of
European-developed rockets, and Northrop Grumman, manufacturer of the Cygnus cargo spacecraft. Emerging commercial launch providers include Blue Origin, which has developed launch vehicles intended to compete with our Falcon 9 rocket, and Rocket Lab, which operates in the small-lift launch market but is expanding into medium-
lift payloads, as well as other domestic competitors such as Firefly Aerospace and Relativity Space. While we typically do not compete directly for the same missions, national space agencies also provide launch services in their respective markets.
However, the launch services market is characterized by significant barriers to entry, including substantial capital requirements, advanced technological expertise, regulatory licenses and approvals, and established relationships with government and commercial customers. Competition in this market is based on factors that include launch reliability and cadence, payload capacity, mission flexibility, manufacturing capabilities and price. For this reason, while the established aerospace and defense competitors and emerging commercial launch providers may provide launch services at varying degrees of scale, we believe that SpaceX holds a meaningful advantage in terms of the breadth of our launch solutions and services and the cadence at which we are able to launch, and thus a significant competitive advantage relative to these players.
In Connectivity, we compete with operators of terrestrial and satellite communications infrastructure and providers of satellite-to-mobile connectivity solutions, including terrestrial fixed network providers, terrestrial mobile network companies, and other satellite service providers, as described below:
•Consumer and Enterprise Broadband. Our Starlink Consumer and Enterprise broadband offerings compete with terrestrial fixed network providers, terrestrial mobile network companies, and other satellite service providers.
Terrestrial fixed network providers include operators of cable and fiber networks such as Verizon, Comcast,
AT&T, T-Mobile, Lumen, Charter Communications, Google Fiber, Astound, BT, Deutsche Telekom, and
Liberty Global. Terrestrial mobile network companies also operate land-based infrastructure, including wireless antennas affixed to mobile towers used to provide fixed wireless services, and include AT&T, Telefónica, T-
Mobile, Verizon, and Vodafone Group. These network providers typically serve customers in one or more countries (for example, Verizon in the United States, or Telefónica in Spain and Brazil, among others), but are not global players insofar as they do not sell to a global customer base, nor does their network infrastructure exist globally. Satellite service providers include, among others, GEO satellite network operators such as
EchoStar, SES, Telesat Corporation (“Telesat”) GEO, and Viasat, as well as current and planned LEO and
MEO constellations including Amazon LEO, Blue Origin’s TeraWave, Eutelsat OneWeb, Iridium NEXT and
Telesat Lightspeed. Some of these service providers are also launch customers of SpaceX as they contract with us to launch their satellite constellations into orbit.
•Government Solutions. Our Starlink broadband offering for government use cases competes primarily with the same terrestrial network providers and satellite service providers with which our Starlink Consumer and
Enterprise broadband offerings compete, as well as defense prime contractors. In certain cases, these providers also have dedicated subsidiaries or business units focused on serving government customers, such as Telesat
Government Solutions.
•Starlink Mobile. Our Starlink Mobile offering competes with other satellite-to-mobile satellite operators including, among others, AST SpaceMobile, Lynk, Globalstar and Skylo.
The satellite connectivity market involves significant barriers to entry, including substantial capital requirements, advanced technological capabilities, access to spectrum and orbital resources, regulatory licenses and approvals, and the development of relationships with government, enterprise and commercial customers. Competition in this market

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is based on factors that include network coverage, capacity, latency and reliability, spectrum access, density of urban environments, satellite deployment capability and efficiency, price and user acquisition, retention, and experience.
In AI, we compete with developers of foundational AI models and providers of AI products and services, as well as general purpose and vertical search engines, information services, online advertising platforms and social networks.
Participants in this market include large technology companies, emerging AI model developers and providers of AI-
enabled products and services. Key competitors in these markets include, among others, AI model developers and platform providers such as OpenAI, Anthropic, Google, Meta, Microsoft, and various open source model providers, as well as social networks such as Threads (owned by Meta), Reddit, and TikTok. As we continue to build out our
AI compute infrastructure, we may explore monetizing excess capacity by offering it to third parties and emerge as a competitor to AI cloud providers such as Coreweave and Nebius as well as hyperscalers.
Our AI businesses likewise compete in markets characterized by significant barriers to entry, including substantial computational and infrastructure requirements, access to large datasets and the ability to attract and retain highly skilled technical talent. Competition in these markets is based on factors including pricing and cost efficiency, the performance and technical features of AI platforms, customer experience across our products and services, the ability to attract new and retain existing subscribers, users and advertisers and the ability to deploy compute and innovative technologies at scale.
Intellectual Property
The intellectual property that is material to our business includes our proprietary knowledge and software, as well as our brands and our selectively patented inventions and technologies. Our proprietary knowledge includes expertise in design, testing, manufacturing, software, in-orbit operations, real-time platforms, and artificial intelligence development. The protection of our technology and intellectual property is an important aspect of our business. We rely upon a combination of patents, trademarks, trade secrets, copyrights, confidentiality procedures, contractual commitments and other legal rights to establish and protect our intellectual property. We have registered, and applied for the registration of, U.S. and international trademarks, service marks, domain names, and copyrights. We have also filed patent applications and acquired patents in the United States and foreign countries covering certain aspects of our technology, and in some cases, we have acquired patent assets of others to supplement our portfolio.
We have licensed in the past, and expect that we may license in the future, certain of our rights to other parties or from other parties. We generally enter into confidentiality agreements and invention or work product assignment agreements with our employees, contractors, and consultants to control access to, and clarify ownership of, our proprietary information and other intellectual property. For additional information, please refer to “Risk Factors—
Risks Related to Our Business—We may face substantial potential liability and operational disruptions if we violate the intellectual property rights or other rights of third parties, and if we fail to adequately protect, maintain, defend or enforce our intellectual property and other similar rights, we could lose an important competitive advantage, in each case which could have a material adverse effect on our business, financial condition, results of operations, customer trust and future prospects.”
Human Capital
We employ approximately 21,000 full-time employees worldwide, none of whom are subject to any collective bargaining agreement. We believe our strong culture of collaboration and innovation distinguishes us and serves as an important driver of our business performance.
Regulatory Environment
We are required to comply with a variety of governmental regulations, which could have a significant impact on our business, including our capital expenditures, earnings and competitive position. In particular, our ability to (i)
conduct launches and reentries, (ii) operate and expand our satellite systems and related ground infrastructure and
(iii) perform certain U.S. government programs depends on maintaining key governmental authorizations and complying with evolving safety, spectrum, national security, environmental, contractual, and trade-control requirements. Our ability to provide our AI products and X platform depends on complying with evolving AI, data privacy, online services, cybersecurity and environmental requirements. We incur and will continue to incur substantial costs to monitor and take actions to comply with governmental and other regulations that are or will be

Confidential Treatment Requested by Space Exploration Technologies Corp.
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applicable to our businesses, including, among others, restrictions and regulations of the U.S. Department of
Transportation, the U.S. Federal Aviation Administration (the “FAA”), the FCC and other government agencies in the United States and the other countries in which we operate, economic sanctions and trade embargo laws, export controls, import controls and customs. For additional information, please refer to “Risk Factors—Risks Related to
Our Business—Our ability to continue and expand launch and satellite operations depends upon our ability to obtain new and leverage existing U.S. export control and sanctions authorizations, and any significant changes to the geopolitical landscape or U.S. government regulatory approach to licensing could materially and adversely impact our international business operations by compromising existing licenses or limiting our ability to engage in commercial dealings in or involving geopolitically sensitive countries.” We will also be subject to additional laws and regulations as a result of being a public company, which will require us to devote significant management resources and incur additional legal, accounting and other expenses.
Space
Our Space segment is subject to extensive regulation in the United States and internationally, including (i)
regulations administered by the FAA relating to commercial space launches and reentries, (ii) regulations administered by the FCC relating to radio communications used in launch activities and spacecraft operations, and related domestic and international coordination processes, including through the International Telecommunication
Union, (iii) U.S. export and import regulatory regimes and (iv) additional regulations that relate to being a U.S.
government contractor.
Commercial space launch and reentry activities require licenses and permits from the FAA. FAA licenses are generally granted on a launch-by-launch basis and may incorporate safety, environmental and operational conditions. Where applicable, reentry operations require separate authorization. We are generally required to obtain licenses or license modifications from the FAA in connection with changes to vehicles, launch sites, flight profiles, operational procedures, payloads, or other mission parameters, and our launch and range operations may also be subject to environmental reviews, consultations, and permits. We depend on timely approvals of licenses or license modifications from the FAA and the timing and outcome of the FAA approval process may affect our ability to conduct launches and reentries or require operational restrictions or mitigation measures. For additional information, please refer to “Risk Factors—Risks Related to Our Business—Any delays or difficulties in obtaining, maintaining or renewing required regulatory approvals and licenses required for our space-related activities, including FAA launch and reentry licenses, would materially delay or disrupt our operations, harm our business, or limit our ability to execute our business strategy.”
Radio communications for launch activities and spacecraft operations require licenses from the FCC and are subject to technical and operational conditions, coordination requirements, and interference-mitigation frameworks. We rely on obtaining licenses from the FCC to conduct our launch and spacecraft operations, and many of our FCC licenses include conditions regarding milestone schedules, reporting and surety‑bond requirements, among other conditions.
In addition, our spacecraft and satellite operations are subject to evolving regulatory expectations relating to space situational awareness and orbital debris mitigation, including requirements regarding collision avoidance and post-
mission disposal. International spacecraft frequency use is coordinated via International Telecommunication Union filings made through the FCC and similar international regulatory bodies, and through country‑by‑country market access approvals for non‑U.S. service. For additional information, please refer to “Risk Factors—Risks Related to
Our Business—Any delays or difficulties in obtaining, maintaining or renewing required regulatory approvals and licenses required for our space-related activities, including FAA launch and reentry licenses, would materially delay or disrupt our operations, harm our business, or limit our ability to execute our business strategy.”
Additionally, as a contractor and subcontractor to certain agencies of the U.S. government, we are subject to the
Federal Acquisition Regulation, and other applicable laws, security requirements, and regulations, including supplemental agency regulations, which comprehensively regulate the formation, administration, and performance under government contracts. Certain contracts with the U.S. government may require us to be issued facility security clearances under the National Industrial Security Program Operating Manual Rule, as a result of which we are required to maintain with the Department of War mitigation measures with respect to foreign ownership, control and influence. Additionally, certain transactions in which we may be involved from time to time may be subject to the jurisdiction of the Committee on Foreign Investment in the United States (“CFIUS”), which has authority to conduct

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national security reviews of certain foreign investments. CFIUS may impose mitigation conditions to grant clearance of a particular transaction, may unilaterally initiate national security review of certain transactions, and may recommend that the President of the United States order parties to divest their shareholdings in certain situations, among other actions.
Connectivity
Our Connectivity services, including our global satellite-to-mobile connectivity services under Starlink Mobile, depend on authorizations from the FCC in the United States and telecommunications regulators in other countries.
Without these licenses and approvals, we generally cannot offer connectivity services in a given market. In the
United States, these authorizations include FCC approvals for our satellite system and related earth stations and use of radio frequency spectrum, and they may be subject to technical, operational, and reporting conditions and ongoing compliance obligations (including interference mitigation, coordination requirements and orbital debris mitigation requirements). All communications services that rely on radio frequency communications require use of radio frequency spectrum, the assignment and distribution of which is subject to FCC oversight. Our access to spectrum and orbital resources is also subject to international coordination processes, including through International
Telecommunication Union filing and coordination processes, and disputes or delays in these processes could adversely affect our operations. If demand continues to increase or if new spectrum is required for a future generation of technology, we may need to obtain additional spectrum usage rights or related authorizations through
FCC proceedings (including modification applications), coordination processes, auctions or secondary market transactions, or partnerships with third parties, each of which may be subject to review, approval, and conditions.
We hold FCC authorizations and licenses that allow us to provide a wide range of satellite-based connectivity services, including through the operation of our satellite system and related earth stations. FCC spectrum licenses and authorizations typically have terms of 10-15 years, at which time they are subject to renewal. Similarly, our subsidiaries operating outside the United States are subject to the jurisdiction of regulatory authorities in the territories in which the subsidiaries operate, including any requirements to obtain spectrum licenses or other market access authorization. Our licensing, compliance and advocacy initiatives in foreign countries support our ability to offer enterprise and consumer connectivity services in various international markets. Although we generally seek to renew and maintain these authorizations, challenges could be raised in the future, and there can be no assurance that our applications to renew, modify, or expand our authorizations will be granted on a timely basis, or at all, or without additional conditions. If a spectrum license was revoked or not renewed, we would not be permitted to provide services on the spectrum covered by that license or could be required to modify or curtail operations.
Within the United States, the Communications Act generally preempts regulation by state and local governments of the entry of, or the rates charged by, wireless carriers. It does not prohibit states from regulating the other “terms and conditions” of wireless service. For example, some states impose reporting and consumer protection requirements.
Several states also have laws or regulations that address safety issues (for example, use of wireless handsets while driving), universal service funding, and taxation matters. Some states are also considering new network reliability or service quality requirements that may affect how and where we provide services if not preempted by federal law.
AI
Certain enacted and proposed laws and regulations related to AI may impose requirements with respect to our development, deployment, and use of AI systems and models, including obligations relating to security, integrity, transparency, labeling, detection, and provenance of AI data, models and AI-generated content, as well as restrictions on the export or import of AI-related systems and components. AI regulation is evolving rapidly across jurisdictions, with regulators applying, or considering applying, existing laws or adopting new, non-harmonized frameworks with respect thereto, including emerging AI laws. Development, deployment, and use of AI can also be subject to existing, technology-agnostic regulatory frameworks, including, for example, those addressing consumer protection, data privacy, cybersecurity, intellectual property, content moderation, non-discrimination, and employment. Data centers necessary for AI-related systems may also be subject to changing regulatory frameworks under federal, state, local, and foreign environmental, health, and safety laws. The scope and enforcement of these regimes remain uncertain, and their potential impact on our multiple and overlapping business lines is difficult to predict. Divergent or conflicting regulatory approaches across jurisdictions, as well as evolving enforcement

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priorities, may also create compliance uncertainty and require market-specific limitations or modifications to AI-
related functionality, increasing operational complexity.
In addition, third parties may allege intellectual property violations, or misappropriation relating to the training data used in, or the outputs generated by, AI systems and models. The uncertain and evolving legal status of AI-
generated content may create legal and operational risk, including with respect to the ownership of, and ability to obtain intellectual property protection for, such outputs, as well as our ability to offer services in certain markets.
Open-source and other license terms applicable to AI systems and models may limit the distribution of AI-related functionality or constrain product design.
Separately, AI systems and models may present legal operational and reputational risks. Legal and reputational risk may arise in the context of datasets used in the development or operation of AI systems and models as well as the use of AI-enabled products or services to generate output that is perceived as objectionable or inappropriate.
Emerging legislation, such as the European Union’s Artificial Intelligence Act, California’s Transparency in
Frontier Artificial Intelligence Act (SB 53) and New York’s Responsible AI Safety and Education Act (RAISE Act),
may impose requirements relating to, among other things, safety, governance, transparency, and incident reporting on developers of large or frontier AI models. Misuse of our AI systems, models, products, or services by customers or partners may similarly create safety, compliance, or brand risks. These risks have in the past and may in the future result in regulatory scrutiny, legal liability, or reputational harm and adversely affect our business, results of operations, and financial condition. Addressing these risks may require substantial investment in testing, moderation, guardrails, enforcement, and other mitigation measures. For additional information, please refer to
“Risk Factors—Risks Related to Our Business—If the recommendations, forecasts, content, analyses or other output that our AI technologies, including Grok, assist in producing are or are alleged to be deficient, inaccurate, harmful, illegal, or used for an improper purpose, we could continue to be subjected to claims and investigations, and we could be subjected to legal liability and brand, reputational, or competitive harm.”
Privacy, Cybersecurity, Data Protection, Online Safety, and Digital Platform Regulation
We are subject to complex and evolving global legal and regulatory frameworks relating to privacy, cybersecurity,
AI, data protection, lawful access, content moderation, and digital platform regulation, as well as contractual and other commitments we make in the course of doing business and our internal and external policies, procedures and controls. These laws and regulations vary across jurisdictions and sectors, are not harmonized, and may conflict or impose overlapping or inconsistent obligations, and continue to evolve and emerge. In particular, the California
Consumer Privacy Act (as amended), the European Union’s General Data Protection Regulation (and its equivalent in the United Kingdom) and other data privacy laws and regulations impose stringent and burdensome requirements in connection with the processing of personal information and include significant penalties for non-compliance.
Additionally, as a government contractor, we are also subject to the Department of War’s Cybersecurity Maturity
Model Certification requirements, which requires companies that do business with the Department of War to, depending on the level of security required, meet or exceed certain specified cybersecurity standards to be eligible for new contract awards. The interpretation and application of these and other existing laws not originally enacted to address privacy, cybersecurity, AI, data protection, lawful access, content moderation, or digital platforms are uncertain and continue to develop as they are applied to new technologies and data-driven products and services.
These frameworks impose obligations regarding, among other things, the collection, use, storage, protection, disclosure, transfer, and other processing of data, including personal information, and may restrict or condition cross-border data transfers, require data localization, or impose content moderation or other platform-related requirements, and may be interpreted or enforced in ways that are inconsistent, unclear, or subject to significant regulatory discretion. The risks are particularly acute for us because we operate globally across multiple industries and develop cutting-edge technologies that present novel regulatory and security issues. The data we collect and otherwise process is integral to our business, technology, and services, and regulatory restrictions or limitations on our ability to secure and process such data could materially affect our operations and business model.
In addition, our products and services, including those enabled by AI, may also be subject to online safety and youth-protection laws and regulations. Such laws and regulations may impose obligations relating to content risk mitigation, age assurance, platform governance, and, in certain jurisdictions, content reporting and removal

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requirements. For example, the UK’s Online Safety Act 2023 and Australia’s Online Safety Amendment (Social
Media Minimum Age) Act 2024 impose risk mitigation and age-related requirements on certain online platforms.
This evolving landscape will continue to affect our ability to maintain, develop, or launch products and services, including those that rely on the processing of personal information or other sensitive data, including targeted advertising and other data-driven offerings, and may require market-specific changes to our products, services, or business practices, increasing operational complexity and cost. In addition, emerging laws and regulations seeking to restrict cross-border transfer of or access to certain data in light of perceived national security considerations may increase compliance costs and restrict our operational flexibility, investment activities, or ability to achieve our strategic objectives. As our business evolves, and if we expand into additional industries or jurisdictions, our compliance requirements and associated costs may increase and we may be subject to heightened regulatory scrutiny.
We also face cybersecurity risks, including the potential unlawful, accidental, or unauthorized access to, or use, disclosure, alteration, loss, or disruption of, our technology, products, systems, and data, or those of our service providers and partners, which could result in a loss of confidentiality, integrity, or availability. We operate in industries that have been, and will continue to be, targeted by sophisticated and persistent internal and external threat actors, including those controlled by or affiliated with nation states. For additional information, please refer to “Risk
Factors—Risks Related to Our Business—Any significant disruption in, or unauthorized access to, our computer and data systems or those of third parties that we utilize in our operations could result in a loss or degradation of service, loss of trust in us and harm to our business.” Many jurisdictions impose mandatory breach notification and reporting obligations, and compliance with such requirements can be costly, time-sensitive, and operationally burdensome, and we may bear such costs in the event of a material incident. As we continue to use and integrate advanced technologies, including AI systems and models, into our operations, products, and services, our exposure to cybersecurity incidents may increase, particularly as threat actors also try to adopt and deploy AI-enabled tools to evade detection and compromise systems or data. Compliance with applicable privacy, cybersecurity, AI, data protection, lawful access, content moderation and digital platform obligations can be costly and operationally demanding and may require changes to our products, services, business practices, or technical infrastructure.
Environmental, Health, and Safety
Our operations and facilities, as well as existing and planned infrastructure, are subject to an extensive regulatory framework of federal, state, local, and foreign environmental, health, and safety laws, and regulations and permits that govern, among other things, employee health and safety, discharges of pollutants into the air and water, the generation, handling, storage, and disposal of hazardous materials and wastes and the investigation and remediation of certain materials, substances, and wastes. These include various regulations promulgated by federal, state, and local regulatory agencies and legislative bodies. Certain of our operations, including launch, reentry, testing, and manufacturing activities and the development or expansion of facilities, as well as the siting, construction and operation of data centers, may require environmental reviews, consultations, and permits and may be subject to conditions or mitigation measures that could increase costs or limit operations.
We are required to obtain a number of permits and entitlements from various government agencies to construct and operate our facilities, including zoning, land use and building code permits, air quality permits for permanent combustion equipment (including both diesel generators and natural gas turbines), stormwater and wastewater discharge permits, and fire and life safety approvals. We have issued or pending permit applications for certain of our facilities. For additional information, please refer to “Risk Factors—Risks Related to Our Business—
Environmental laws, regulations, litigation, liabilities and proceedings may adversely affect our operations, including our launch operations, manufacturing activities, fuel storage and handling operations, launch facilities and ground infrastructure, and data center operations and expansion plans.”
Government Contracts
A portion of our revenue is derived from contracts, directly or indirectly, with the U.S. government. We have numerous direct contracts with the U.S. government, primarily NASA, the Department of War, the General Services
Administration, and certain Intelligence Community agencies. These contracts focus mainly on launch services,

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spacecraft development, and satellite deployment, and artificial intelligence products. We are almost always the prime contractor on our government contracts, and we rarely use subcontractors. All of our launch contracts with
U.S. government agencies are firm fixed-price contracts with milestone-based payments.
These contracts are subject to U.S. government contracting rules and regulations (Federal Acquisition Regulation
(FAR) and Defense Federal Acquisition Regulation Supplement (DFARS)), and therefore, we are subject to the business risks specific to the defense industry. These regulations impose stringent requirements on our operations, business practices and reporting, and noncompliance could result in civil or criminal penalties, suspension or debarment from government contracting, or loss of existing or future business. These requirements, although customary in U.S. government contracts, increase our performance and compliance costs. These costs might increase in the future. The U.S. government has the ability to unilaterally: (i) declare us ineligible to receive new contracts;
(ii) terminate existing contracts at its convenience and without advance notice; (iii) reduce the scope and value of existing contracts; (iv) audit our contract-related costs and fees, including allocated indirect costs; and (v) revoke required security clearances. Violations of government procurement laws could result in civil or criminal penalties.
We are also required to maintain special security clearances and comply with executive orders, federal laws and regulations, and customer security requirements for classified programs, and our government contracts impose cybersecurity and information assurance requirements, including implementation of information security protections in accordance with NIST Special Publication 800-171 and obligations to review and report certain cyber incidents.
Failure to comply could result in suspension of payments, termination of contracts, civil or criminal penalties, or exclusion from future government contracting opportunities. For additional information, please refer to “Risk
Factors—Risks Related to Our Business—Our services are subject to risks related to supplying services to the U.S.
government.”
Legal Proceedings
We are involved in the legal proceedings described in Note 17, Commitments and Contingencies, in our consolidated financial statements included elsewhere in this prospectus, and we are subject to other claims and litigation arising in the ordinary course of business. The outcome of any litigation is inherently uncertain, and if decided adversely to us, or if we determine that settlement of particular litigation is appropriate, we may be subject to liability that could have a material adverse effect on our business. We believe that there are no pending lawsuits or claims that, individually or in the aggregate, may have a material effect on our business, financial condition, or results of operations.

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MANAGEMENT
Below is certain information as of March 30, 2026 regarding individuals who are expected to serve as our executive officers and directors upon the completion of this offering.

Name	Age	Position
Elon Musk ......................	54	Chief Executive Officer, Chief Technical Officer and Chairman of the Board
Gwynne Shotwell ...........	62	President, Chief Operating Officer and Director
Bret Johnsen ...................	56	Chief Financial Officer
Ira Ehrenpreis .................	57	Director
Randy Glein ....................	60	Director
Antonio Gracias ..............	55	Director
Donald Harrison .............	54	Director
Steve Jurvetson ...............	59	Director
Luke Nosek .....................	50	Director
Executive Officers and Management Directors
Elon Musk has served as our Chief Executive Officer, Chief Technical Officer and Chairman of our board since
May 2002. Mr. Musk is also the Technoking of Tesla and has served as Chief Executive Officer of Tesla since
October 2008. Mr. Musk was Chief Technology Officer and on the board of directors of X, beginning October 2022 and served as the Chief Executive Officer and on the board of directors of xAI, beginning March 2023, in each case through the March 2025 merger of X and xAI. Following the merger, Mr. Musk served as the President, Treasurer, and Chief Executive Officer and on the board of directors of xAI, until it was acquired by the Company in February
2026. Mr. Musk is also a founder and Chief Executive Officer of Neuralink Corp., a company focused on developing brain-machine interfaces, and The Boring Company, an infrastructure company. Prior to the Company,
Mr. Musk co-founded PayPal, an electronic payment system, which was acquired by eBay in October 2002, and
Zip2 Corporation, a provider of Internet enterprise software and services, which was acquired by Compaq in March
1999. Mr. Musk serves on the board of directors of Tesla and previously served on the board of directors of
Endeavor Group Holdings, Inc. from April 2021 to June 2022. Mr. Musk holds a B.A. in Physics from the
University of Pennsylvania and a B.S. in Business from the Wharton School of the University of Pennsylvania. Mr.
Musk brings to our board historical knowledge, operational and technical expertise, and continuity.
Gwynne Shotwell has served as our President and Chief Operating Officer since 2008 and has been a member of our board since March 2009. Previously, Ms. Shotwell served as our Vice President, Business Development, from 2002 to 2008. Prior to joining the Company, Ms. Shotwell held positions with Microcosm, Inc., an aerospace company, as a director, and The Aerospace Corporation, an independent, non-profit organization performing objective technical analyses and assessments for a variety of government, civil, and commercial customers, as a senior project engineer.
Ms. Shotwell also serves on the board of directors of Polaris, Inc., a manufacturer of powersports vehicles, and on
Northwestern University’s Board of Trustees. Ms. Shotwell was inducted into the National Academy of Engineering and was previously named the Satellite Executive of the Year, included on Time’s 100 Most Influential People, and
Fortune Magazine’s World’s 50 Greatest Leaders. Ms. Shotwell holds a B.S. in Mechanical Engineering and an
M.S. in Applied Mathematics from Northwestern University. As one of the key members of our leadership team,
Ms. Shotwell brings to our board extensive operational experience and in-house knowledge of the Company’s operations, technology, research and development and business management.
Bret Johnsen has served as our Chief Financial Officer since 2011. In this role, Mr. Johnsen leads our global finance organization and is responsible for our long-term financial strategy, internal financial operations, interactions with the financial community, and the financial aspects of our growth initiatives. With more than two decades of experience in financial leadership, primarily in high-profile technology and semiconductor companies, his leadership continues to play a key role in driving our financial performance, long-term value creation and operational discipline. Prior to joining the Company, Mr. Johnsen served as Chief Financial Officer at Mindspeed
Technologies, Inc., a publicly traded semiconductor company, from 2008 to 2011. Prior to that role, he spent nearly

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a decade at Broadcom Inc., a global semiconductor company, from 1999 to 2008, holding roles of increasing responsibility within the organization, including serving as Vice President and Corporate Controller. Mr. Johnsen
serves as a Trustee of the University of Southern California and holds a B.S. in Accounting from the University of
Southern California and an M.S. in Finance from San Diego State University, and he is a Certified Public
Accountant (CPA).
Non-Management Directors
Ira Ehrenpreis has served on our board since February 2026. Mr. Ehrenpreis is a founder and managing member of
DBL Partners, a leading impact investing venture capital firm, formed in 2015. Previously, he was a partner at
Technology Partners, a venture capital firm. Mr. Ehrenpreis serves on the board of directors of Tesla. He serves as the Chairman of the VCNetwork, the largest and most active California venture capital organization. Mr. Ehrenpreis also serves as the Chair of the National Association of Corporate Directors (NACD) Northern California and the Co-
Chair of the Stanford Precourt Institute for Energy Advisory Council. Among several other awards and honors, Mr.
Ehrenpreis has been named a member of the NACD Directorship 100 for being “one of the most influential leaders in the boardroom and corporate governance community.” Mr. Ehrenpreis holds a B.A. from the University of
California, Los Angeles and a J.D. and M.B.A. from Stanford University. Mr. Ehrenpreis brings to our board experience in the technology, impact and venture capital industries, as well as valuable insights in corporate governance, strategic growth and shareholder values.
Randy Glein has served on our board since February 2026 and previously served as a board observer since 2009.
Mr. Glein is co-founder and managing partner of DFJ Growth, a venture capital firm that has invested in more than
100 growth-stage technology companies over the past 20 years. He currently serves on the board of directors of several private technology companies and has previously served on the board of directors of Anaplan, Inc. and
Tremor Video, Inc. Prior to DFJ Growth, Mr. Glein served as Chief Financial Officer of FeedBurner (acquired by
Google in 2007) and Vice President of Tribune Company and its corporate investment group, Tribune Ventures. Mr.
Glein began his career in the aerospace industry as a systems engineer with Hughes Space & Communications and in business development roles with its DIRECTV and New Ventures units. Mr. Glein holds a B.S.E.E. in Electrical
Engineering from the University of Florida, an M.S.E.E. in Electrical Engineering from the University of Southern
California, and an M.B.A. from the UCLA Anderson School of Management. Mr. Glein brings to our board experience in the venture capital industry and more than 35 years of business and leadership experience in the technology, media, and satellite communications industries.
Antonio Gracias has served on our board since October 2010. Since 2001, Mr. Gracias has been Chief Executive
Officer and Chief Investment Officer of Valor Management LLC, a private equity firm. As Founder, CEO, and CIO of Valor, he oversees one of the leading growth-focused investment firms in the United States with over $55 billion in assets under management. He has served as a director of Harmony Biosciences, a pharmaceutical company, since
September 2017. He also served as a director of Marathon Pharmaceuticals, LLC from November 2013 until its acquisition by PTC Therapeutics in May 2017, and SolarCity Corporation from 2012 to 2016. Mr. Gracias previously served as a director of Tesla from 2007 to 2021 helping take the company public and acting as Lead
Independent Director for eight years. Prior to founding Valor Management LLC in 2001, Mr. Gracias served as
Founder and Managing Member of MG Capital, a private equity firm headquartered in Chicago, where he was the lead transaction principal from 1995 through 2000. Prior to MG Capital, Mr. Gracias was an associate with
Goldman, Sachs & Co. in New York, where he served the firm’s institutional clients in the International Equity
Division. Mr. Gracias is also actively involved in philanthropic activities. He is a trustee of The Aspen Institute, where he was a 2009 Henry Crown Fellow, an Aspen Institute program designed to engage the next generation of leaders in the challenge of community-spirited leadership. Additionally, he serves as a member of several prestigious non-profit and endowment boards, including the Board of Visitors for the Georgetown University School
of Foreign Service and the Pritzker School of Molecular Engineering at the University of Chicago. He is also a member of the University of Chicago Board of Trustees. Mr. Gracias holds a joint B.S. and M.S.F.S. (Honors
Degree) in International Finance and Economics from the Georgetown University School of Foreign Service and a
J.D. from the University of Chicago Law School. Mr. Gracias brings to our board skills and experience in investment strategy, portfolio company management and improvement, operations of business, and finance across several industries, including aerospace, technology, and manufacturing.

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Donald Harrison has served on our board since February 2015. Mr. Harrison has served as President, Global
Partnerships and Corporate Development at Google LLC, a technology company, since 2017. Mr. Harrison previously served as Vice-President, Corporate Development at Google from 2012 to 2017 and as Vice-President and Deputy General Counsel from 2005 to 2012. Mr. Harrison also sits on the board of directors of Reliance Jio, the largest mobile telecommunications services provider in India. Mr. Harrison holds a B.A. in Philosophy and Political
Science from the University of King’s College and a J.D. and LLB from the University of Toronto. Mr. Harrison brings to our board years of business and leadership experience and provides valuable experience in the areas of strategic transactions and partnerships.
Steve Jurvetson has served on our board since March 2009. Mr. Jurvetson is a co-founder of Future Ventures, a venture capital firm, which he founded in 2019, and previously he co-founded and served as Managing Director of
Draper Fisher Jurvetson, a venture capital firm, from 1995 to 2017. Mr. Jurvetson serves as a director of The Metals
Company, a deep sea mining exploration company, and also previously served as a director of Tesla from 2009 to
2020, and NeoPhotonics Corp. from 2004 to 2011. Mr. Jurvetson also served as a director of Planet Labs from 2011 to 2017 and a director of D-Wave from 2003 to 2020. Before co-founding Future Ventures and Draper Fisher
Jurvetson, Mr. Jurvetson was an R&D Engineer at Hewlett-Packard, where seven of his chip designs were fabricated. He also worked in product marketing at Apple Inc. and NeXT and management consulting with Bain &
Company. Mr. Jurvetson holds B.S. and M.S. degrees in Electrical Engineering from Stanford University and an
M.B.A. from the Stanford Business School. Mr. Jurvetson brings to our board experience in the venture capital industry and years of business and leadership experience.
Luke Nosek has served on our board since July 2008. Mr. Nosek co-founded Gigafund, a venture capital firm, in
July 2017, and has been Managing Partner since inception. Mr. Nosek previously co-founded Founders Fund, a venture capital fund, in April 2006, and served as General Partner through July 2017. Prior to that, Mr. Nosek co-
founded and served as Vice President of Business Development, Vice President of Marketing, and Vice President of
Strategy of PayPal, an electronic payment system, from November 1998 to February 2002. Mr. Nosek also serves as a member of the board of directors of various private companies, including Last Energy, a nuclear energy company that designs and manufactures small modular reactors, Emerald Cloud Lab, which operates remotely accessible and largely autonomous life science laboratories, and ResearchGate, an online platform connecting scientists and researchers with each other and their work. Mr. Nosek holds a B.S. in Computer Engineering from the University of
Illinois Urbana-Champaign. Mr. Nosek brings to the board experience in the venture capital industry and years of business and leadership experience.
Additional Information
On October 16, 2018, the U.S. District Court for the Southern District of New York (the “New York Court”) entered a final judgment approving the terms of a settlement filed with the New York Court on September 29, 2018, in connection with the actions taken by the SEC relating to Mr. Musk’s August 7, 2018 Twitter (now known as X) post that he was considering taking Tesla private. On April 26, 2019, this settlement was amended to clarify certain of its terms, which amendment was subsequently approved by the New York Court. Mr. Musk did not admit to or deny any of the SEC’s allegations, and there is no restriction on Mr. Musk’s ability to serve as an officer or director on the board of directors of any public or private company.
Family Relationships
There are no family relationships among any of our directors or executive officers.
Controlled Company Exemption
Upon completion of this offering, Mr. Musk will beneficially own approximately          % of our outstanding Class B
common stock, which under our charter, as described under “Description of Capital Stock,” will be entitled to elect
51% of the total number of authorized directors (rounded up to the nearest whole number), and          % of the total
voting power of our outstanding common stock (or               % if the underwriters exercise their option to purchase
additional shares of Class A common stock in full). As a result, we will be a “controlled company” within the
meaning of                   corporate governance standards. Under                  rules, a company of which more than 50%
of the voting power with respect to director elections is held by another person or group of persons acting together is

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a “controlled company” and may elect not to comply with certain                     corporate governance requirements,
including the requirements that:
•a majority of such company’s board of directors consist of independent directors as defined under the rules of
                  ;
•director nominees be selected or recommended for board of directors’ selection by a nominating committee composed entirely of independent directors, with a written charter addressing the nominations process as required under the applicable listing exchange rules;
•the compensation committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and
•annual performance evaluations of the compensation and nominating committees be conducted.
Following the completion of this offering, we intend to utilize certain of these exemptions. As a result, we do not expect to have a compensation or nominating committee that is composed entirely of independent directors or that
have committee charters that address all of                      requirements. Additionally, we may elect to take advantage of certain other exemptions in the future for as long as we remain a “controlled company.” Accordingly, our shareholders will not have the same protections afforded to shareholders of companies that are subject to all of the
corporate governance requirements of                    . In the event that we cease to be a “controlled company” and our
shares continue to be listed on                      , we will be required to comply with these provisions within the applicable transition periods.
Composition of Our Board
Upon the consummation of the offering, our board will consist of          directors. Subject to the terms of our charter
and bylaws, the number of directors on our board will be determined from time to time by our board. Under the terms of our charter, the holders of our outstanding Class B common stock, voting separately as a class, will have the right to elect 51% of the total number of authorized directors, rounded up to the nearest whole number (the
“Class B Directors”). Holders of Class A and Class B common stock, voting together as a single class, will elect the remaining members of our board (the “Common Stock Directors”). We expect that upon the completion of the
offering Mr. Musk,          ,           , and            will serve as the initial Class B Directors and           ,           , and
will serve as the initial Common Stock Directors.
Our board will be subject to annual elections. Each director will hold office until the next annual meeting of our shareholders and until his or her successor is duly elected and qualified or until his or her earlier death, resignation or removal (as provided in our charter). For additional information, please refer to “Description of Capital Stock.”
Role of our Board in Risk Oversight
We face a number of risks, including those described under the section titled “Risk Factors” included elsewhere in this prospectus. Our board believes that risk management is an important part of establishing, updating and executing on our business strategy. Our board, as a whole and at the committee level, has oversight responsibility relating to risks that could affect our corporate strategy, business objectives, compliance, operations and financial condition and performance. Our board focuses its oversight on the most significant risks facing us and on the processes to identify, prioritize, assess, manage and mitigate those risks. While our board has an oversight role, management is principally tasked with direct responsibility for management and assessment of risks and the implementation of processes and controls to mitigate their effects on us.
Director Independence
Based upon information requested from and provided by each director concerning his or her background,
employment and affiliations, our board has determined that each of           ,           , and             is expected to be
independent within the meaning of the listing standards of                      currently in effect.

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Board Leadership Structure
Upon the completion of this offering, as provided in our charter, our board will continue to be led by Mr. Musk.
Pursuant to the terms of our charter, he can only be removed from the board and these leadership positions by the affirmative vote of the holders of a majority of the outstanding shares of our Class B common stock, voting separately as a class.
Our board has concluded that our current leadership structure is appropriate at this time.
Board Committees
In connection with the completion of this offering, our board will establish an audit committee and a compensation and governance committee. These committees will be governed by their charters that will be available on our website at www.spacex.com. Pursuant to our bylaws, our board may, from time to time, establish other committees to facilitate the management of our business and operations. Information contained on our website or linked therein or otherwise connected thereto does not constitute part of nor is it incorporated by reference into this prospectus or the registration statement of which this prospectus forms a part.
Audit Committee
The primary responsibilities of our audit committee will include, among other things:
•assisting our board in its oversight responsibilities regarding the integrity of our financial statements, our compliance with legal and regulatory requirements, the independent accountant’s qualifications and independence and our accounting and financial reporting processes of and the audits of our financial statements;
•preparing the report required by the SEC for inclusion in our annual proxy or information statement;
•approving audit and non-audit services to be performed by the independent accountants; and
•performing such other functions as our board may from time to time assign to the audit committee.
The audit committee will be empowered to retain any advisors as it deems necessary or appropriate to assist it in fulfilling its responsibilities, and to approve the fees and other retention terms of such advisors.
Upon the completion of this offering,          ,          and           are expected to be the members of our audit committee.
          is expected to qualify as an “audit committee financial expert” as such term is defined under the rules of the
SEC implementing Section 407 of the Sarbanes-Oxley Act and each of          ,          and          is expected to qualify
as an independent director for purposes of Rule 10A-3 of the Exchange Act and the listing standards of                 .
                   is expected to serve as the chair of the audit committee.
Compensation and Governance Committee
The primary responsibilities of our compensation and governance committee will include, among other things:
•overseeing the Company’s overall compensation philosophy;
•reviewing and approving, or recommending to the full board for approval, the compensation and other benefits for executive officers;
•reviewing and recommending to our board for approval the form and amount of compensation for our independent directors;
•making recommendations to our board regarding director candidates and assisting our board in determining the composition of our board and its committees, subject to the terms of our charter; and
•performing such other functions as our board may from time to time assign to the compensation and governance committee.

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Upon the completion of this offering,          ,          and          are expected to be the members of our compensation
and governance committee. As a “controlled company,” we will rely upon the exemption from requirement that we have compensation and nominating committees that are composed entirely of
independent directors or that have committee charters that address all of                   requirements.           and          is
expected to qualify as an independent director under the listing standards of                     , including the heightened
independence standards for members of a compensation committee, and as “non-employee directors” as defined in
Rule 16b-3 of the Exchange Act.             is expected to serve as the chair of the compensation and governance committee.
Compensation Committee Interlocks and Insider Participation
During the last completed fiscal year, we were not a publicly traded company and did not have a compensation committee or any other committee serving a similar function. Historically, the board has been responsible for determining, and has made all decisions regarding, the compensation for Mr. Musk. With respect to those expected to serve as our other executive officers, Mr. Musk has had primary responsibility for compensation-related decisions; however, all equity awards were approved by the board.
Code of Business Conduct and Ethics
In connection with this offering, our board will adopt a code of business conduct and ethics applicable to our employees, directors and officers, in accordance with applicable SEC rules and the corporate governance rules of
                   . We expect that any amendments to the code or any waivers of its requirements applicable to our directors and executive officers will be disclosed on our website at www.spacex.com, as and to the extent required
by applicable SEC rules and the corporate governance rules of                      . Information contained on our website
or linked therein or otherwise connected thereto does not constitute part of, nor is it incorporated by reference into, this prospectus or the registration statement of which this prospectus forms a part.
Corporate Governance Guidelines
In connection with the completion of this offering, we intend to adopt corporate governance guidelines, which will set forth expectations for directors, director qualification standards, committee structure and functions and other policies for the governance of our company. A copy of our corporate governance guidelines will be posted on our website at www.spacex.com. Information contained on our website or linked therein or otherwise connected thereto does not constitute part of, nor is it incorporated by reference into, this prospectus or the registration statement of which this prospectus forms a part.

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EXECUTIVE COMPENSATION
Compensation Discussion and Analysis
This Compensation Discussion and Analysis, or CD&A, provides an overview of our executive compensation philosophy, objectives, and design and each element of our executive compensation program with regard to the compensation awarded, to, earned by, or paid to the following named executive officers (collectively, our “NEOs”)
for the fiscal year ended December 31, 2025 (the “2025 Fiscal Year”), which includes all of our executive officers for the 2025 Fiscal Year. For the 2025 Fiscal Year, our NEOs were:

Name	Position
Elon Musk ......................................	Chief Executive Officer, Chief Technical Officer and Chairman of the Board
Gwynne Shotwell ...........................	President, Chief Operating Officer and Director
Bret Johnsen ...................................	Chief Financial Officer
Our Compensation Philosophy and Objectives
Our compensation program is designed to attract, retain and reward executives and employees, with a heavy emphasis on equity compensation to provide employees with a financial stake in our business and an ownership mindset. We offer a number of programs that allow employees to voluntarily elect to receive elements of their compensation in equity or to otherwise increase their ownership interests in the Company.
Process for Setting Compensation
Historically, our board has been responsible for determining, and has made all decisions regarding, the compensation for Mr. Musk. With respect to the other NEOs, Mr. Musk has had primary responsibility for compensation-related decisions (in consultation with Ms. Shotwell with respect to Mr. Johnsen’s compensation). All equity awards are approved by our board.
In connection with this offering, we plan to establish a compensation and governance committee of our board who will oversee our executive compensation program going forward. The compensation and governance committee, in consultation with Mr. Musk (other than with respect to his own compensation), will have primary responsibility for evaluating and approving the compensation of our NEOs and making recommendations regarding such compensation to our board when appropriate, including with respect to Mr. Musk’s compensation.
Elements of Compensation
Base Salary
Each NEO’s base salary is a fixed component of compensation for performing specific job duties and functions.
Base salaries are generally reviewed on an annual basis, taking into account the NEO’s experience and responsibilities. Mr. Musk’s base salary of $54,080 has remained unchanged since 2019, and prior to our relocation to Texas in 2024 was tied to California’s minimum salary for exempt employees. Mr. Musk has historically determined the base salary for Ms. Shotwell, which was increased from $1,040,000 to $1,080,000 effective April 20,
2025. Mr. Musk and Ms. Shotwell have historically determined the base salary for Mr. Johnsen, which was increased from $780,000 to $825,000 on April 6, 2025, with retroactive effect for the full 2025 Fiscal Year.
As participants in a broader employee equity election program, our NEOs, other than Mr. Musk, were eligible to elect to receive all or a portion of their base salary in the form of restricted stock units (“RSUs”). For the 2025 Fiscal
Year, Ms. Shotwell received $353,077 of her base salary in cash and the remainder as a grant of 3,930 RSUs that vested 50% on May 15, 2025 and 50% on November 15, 2025, and Mr. Johnsen elected to receive his base salary fully in cash. The base salaries paid to our NEOs reflect the only cash compensation that they are eligible to receive, as no NEO participates in an annual bonus program.

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Long-Term Incentive Compensation
In 2025, we granted long-term incentive compensation under our 2024 Equity Incentive Plan (the “2024 Plan”), which replaced our 2015 Equity Incentive Plan (the “2015 Plan”) with respect to new grants; however, outstanding grants under the 2015 Plan remained outstanding and subject to the terms of the 2015 Plan, which are substantially similar to the terms of the 2024 Plan. The 2024 Plan provides for the issuance of up to 73,190,000 shares of Class C common stock thereunder pursuant to stock options (which may be either incentive stock options or nonstatutory stock options), RSUs, and other equity awards, in each case, on the terms determined by our board. It is expected that, in connection with and following the completion of this offering, all outstanding awards under the 2015 Plan and the 2024 Plan will remain outstanding and continue to be subject to their existing terms; however, awards in respect of Class C common stock will be converted into awards in respect of Class A common stock on a one-for-
one basis as part of the reclassification of our Class C common stock in connection with this offering. It is expected that the 2024 Plan will be amended and restated in connection with this offering, as described below.
Given his significant ownership interest in our Company, Mr. Musk was not granted any annual long-term incentive compensation in 2025, and generally does not participate in our annual long-term incentive compensation program.
However, as part of our efforts to further incentivize Mr. Musk to achieve our long-term business objectives, the board granted him a performance-based award of restricted shares of Class B common stock in January 2026, as described further under “—2026 Compensation Developments” below.
Ms. Shotwell was eligible to participate in our long-term incentive election program with a target award of $5 million, pursuant to which she could elect to receive 20% of her target award in cash or RSUs that vest after six months and 80% of her target award in cash vesting over five years, RSUs vesting over five years or stock options vesting over six years. In accordance with her elections, on May 10, 2025, our board granted Ms. Shotwell 5,406
RSUs, representing $1 million of her target award, that vested on November 15, 2025 and stock options to purchase
64,865 shares of Class C common stock, representing $4 million of her target award, which vest as to 12.5% on May
15, 2027 and monthly thereafter in equal installments through November 15, 2030, in each case, subject to Ms.
Shotwell’s continued employment with us through the applicable vesting date.
Because Mr. Johnsen held outstanding stock options tied to aggressive performance milestones, a portion of which were adjusted in 2026 as described further under “—2026 Compensation Developments” below, he was not eligible to participate in the long-term incentive election program described above. Instead, Mr. Johnsen’s long-term incentive award for the 2025 Fiscal Year consisted exclusively of stock options to purchase 64,865 shares of Class C common stock, which was granted by our board on May 10, 2025. These stock options vest as to 40% in equal monthly installments from January 1, 2027 through December 1, 2027 and as to 60% in equal monthly installments from January 1, 2028 through December 1, 2030, in each case, subject to Mr. Johnsen’s continued employment with us through the applicable vesting date.
On October 20, 2025, as a special equity grant intended to further promote their retention, reward their individual performance, and encourage efforts to continue growing the Company, our board granted Ms. Shotwell stock options to purchase 707,548 shares of Class C common stock and granted Mr. Johnsen stock options to purchase
28,302 shares of Class C common stock. These special stock options vest as to 20% on September 30, 2027 and monthly thereafter in equal installments through September 30, 2031, in each case, subject to the NEO’s continued
employment with us through the applicable vesting date.
Other Elements of Compensation
Retirement Benefits
All of our U.S. employees, including our NEOs, are eligible to participate in our 401(k) plan, which is a broad-
based, tax-qualified defined contribution retirement plan. Under the 401(k) plan, we may make discretionary matching and non-elective contributions, subject to certain limits under the Internal Revenue Code of 1986, as amended (the “Code”), and such contributions would vest ratably and would be 100% vested after five years of credited service; however, no such company contributions were made for 2025.

Confidential Treatment Requested by Space Exploration Technologies Corp.
Pursuant to 17 C.F.R. Section 200.83
Employee Stock Purchase Plans
Historically, we have provided two employee stock purchase plans in which all of our U.S. employees, including the
NEOs, are eligible to participate. Our Amended and Restated 2017 Employee Stock Purchase Plan (the “2017
ESPP”) is intended to qualify under Section 423 of the Code and allows eligible employees to purchase shares of
Class C common stock using accumulated payroll contributions at a discount. It is expected that the 2017 ESPP will be amended and restated in connection with this offering, as described below. Our 2023 Non-Qualified ESPP (the
“NQ ESPP”) is not intended to qualify under Section 423 of the Code and allows eligible employees to purchase shares of Class C common stock using accumulated payroll contributions at fair market value. Our NQ ESPP will be discontinued in connection with this offering.
Perquisites
The Company provides security equipment to enhance security at Ms. Shotwell’s personal residence. The aggregate incremental cost of these security benefits are reported in the “—Executive Compensation Tables—2025 Summary
Compensation Table” below. No other material perquisites are provided to our NEOs.
Other Matters
2026 Compensation Developments
On January 13, 2026, our board approved the grant of 200 million performance-based restricted shares of Class B common stock to Mr. Musk. The restricted shares vest upon (i) our achievement of specified market capitalization milestones across 15 equal tranches and (ii) the Company’s establishment of a permanent human colony on Mars with at least one million inhabitants, in each case, subject to Mr. Musk’s continued employment with us through the date on which achievement is certified by our board. For any tranche of the award to vest, both the applicable market capitalization milestone for such tranche and the human colony milestone must be met. In connection with the xAI
Merger that closed on February 2, 2026, the market capitalization milestones were equitably adjusted in accordance with the terms of the award agreement to the following:

Restricted Shares Subject to Tranche	Market Capitalization Milestone
13,333,333 ...............................................................................................................................	$500,000,000,000
13,333,333 ...............................................................................................................................	$1,000,000,000,000
13,333,333 ...............................................................................................................................	$1,500,000,000,000
13,333,333 ...............................................................................................................................	$2,000,000,000,000
13,333,333 ...............................................................................................................................	$2,500,000,000,000
13,333,333 ...............................................................................................................................	$3,000,000,000,000
13,333,333 ...............................................................................................................................	$3,500,000,000,000
13,333,333 ................................................................................................................................	$4,000,000,000,000
13,333,333 ...............................................................................................................................	$4,500,000,000,000
13,333,333 ...............................................................................................................................	$5,000,000,000,000
13,333,334 ...............................................................................................................................	$5,500,000,000,000
13,333,334 ...............................................................................................................................	$6,000,000,000,000
13,333,334 ...............................................................................................................................	$6,500,000,000,000
13,333,334 ...............................................................................................................................	$7,000,000,000,000
13,333,334 ...............................................................................................................................	$7,500,000,000,000
In connection with the xAI Merger, we also assumed a performance stock award originally granted to Mr. Musk by
xAI on November 26, 2025. In accordance with the terms of that award agreement, the award was adjusted to account for the xAI Merger and, following such adjustment, reflected Mr. Musk’s right to receive shares of our
Class A common stock equal to 0.20% of the fully diluted capitalization of the Company upon achievement of each of 12 valuation milestones ranging from $1.065 trillion to $6.565 trillion, with each milestone reflecting $500 billion

Confidential Treatment Requested by Space Exploration Technologies Corp.
Pursuant to 17 C.F.R. Section 200.83
in additional valuation, in each case, subject to Mr. Musk’s continued employment with us. The first valuation milestone was achieved prior to the xAI Merger, and Mr. Musk was issued 5,034,539 shares of our Class A common stock in settlement of that portion of the award. On March 23, 2026, this award and the 5,034,539 shares earned upon achievement of the first valuation milestone were cancelled and replaced with a grant of 60,414,457 performance-based restricted shares of Class B common stock, which vest upon both (i) achievement of specified market capitalization milestones across 12 equal tranches ranging from $1.065 trillion to $6.565 trillion, with each milestone reflecting $500 billion in additional valuation, and (ii) the Company’s completion of non-Earth-based data centers capable of delivering 100 terawatts of compute per year, in each case, subject to Mr. Musk’s continued
employment with us through the date on which achievement is certified by our board.
On January 4, 2026, our board approved an amendment to Mr. Johnsen’s 0.8 million performance-based stock options originally granted in 2024. In lieu of vesting based on free cash flow achievement in excess of a baseline,
74,225 of the stock options will vest for each $10 billion in adjusted EBITDA achieved during the 2025 through
2029 fiscal years, assessed on an annual basis. For purposes of this award, adjusted EBITDA is calculated as income from operations excluding (i) depreciation and amortization, (ii) share-based compensation, (iii) impairment, and
(iv) restructuring impacts. Once a tranche of the stock options have become earned as a result of our adjusted
EBITDA performance as of the end of a particular fiscal year, such stock options remain subject to an additional one-year and one day service-based vesting requirement following December 31 of the fiscal year in which such tranche was earned. None of the stock options became earned on account of our 2025 Fiscal Year adjusted EBITDA performance.
Clawback Policy
In connection with this offering, we will adopt a compensation recoupment (clawback) policy that complies with the listing standards implementing Rule 10D-1 of the Exchange Act.
Executive Compensation Tables
2025 Summary Compensation Table
The following table presents information regarding the total compensation awarded to, earned by, and paid to the
NEOs for the 2025 Fiscal Year.

Name and Principal Position	Year	Salary ($)		Option Awards ($)(1)	Stock Awards ($)(2)	All Other Compensation ($)(3)	Total Compensation ($)
Elon Musk Chief Executive Officer, Chief Technical Officer and Chairman of the Board ............	2025	54,080		—	—	—	54,080
Gwynne Shotwell President, Chief Operating Officer and Director ................	2025	1,080,127	(4)	82,969,515	1,727,160	30,095	85,806,897
Bret Johnsen Chief Financial Officer ...............	2025	825,000		9,013,002	—	—	9,838,002
__________________
(1)Amounts in this column represent the grant date fair value of stock options granted to the NEOs during the 2025 Fiscal Year calculated in accordance with FASB ASC Topic 718, disregarding the effect of estimated forfeitures. For additional information regarding the assumptions underlying this calculation, please refer to Note 15, Share-based Compensation—Fair Value Determination, to the consolidated financial statements included elsewhere in this prospectus.
(2)Amounts in this column represent the grant date fair value of RSUs granted to the NEOs calculated in accordance with FASB ASC Topic
718, disregarding the effect of estimated forfeitures, based on the fair market value of a share of our Class C common stock on the applicable date ($185 on May 10, 2025).
(3)Amounts in the column include, for Ms. Shotwell, the incremental cost to the Company of security equipment to enhance security at Ms.
Shotwell’s personal residence. From time to time, each NEO may also be accompanied by personal guests on travel on Company-owned aircraft that otherwise has a business purpose; however, there is no incremental cost to the Company of such travel.
(4)This amount includes the grant date fair value of 3,930 RSUs granted to Ms. Shotwell in lieu of base salary, calculated in accordance with
FASB ASC Topic 718, disregarding the effect of estimated forfeitures, based on the fair market value of a share of our Class C common stock on the applicable date ($185 on May 10, 2025). For additional information, please refer to “—Compensation Discussion and Analysis
—Elements of Compensation—Base Salary” above and “Grants of Plan-Based Awards” below.

Confidential Treatment Requested by Space Exploration Technologies Corp.
Pursuant to 17 C.F.R. Section 200.83
Grants of Plan-Based Awards
The following table provides information on the stock options to purchase shares of our Class C common stock and
RSUs representing a right to receive shares of our Class C common stock, in each case, granted to each NEO during the 2025 Fiscal Year under the 2024 Plan. Mr. Musk did not receive any equity grants from the Company during the
2025 Fiscal Year.

Name	Grant Date	All Other Stock Awards: Number of Shares of Stock or Units (#)(1)		All Other Option Awards: Number of Securities Underlying Options (#)(2)	Exercise or Base Price of Option Awards ($/Sh)(3)	Grant Date Fair Value of Stock and Option Awards ($)(4)
Gwynne Shotwell
RSUs ......................................	5/10/25	3,930	(5)			$727,050
RSUs ......................................	5/10/25	5,406				$1,000,110
Options ...................................	5/10/25			64,865	$185.00	$6,136,878
Options ...................................	10/20/25			707,548	$212.00	$76,832,637
Bret Johnsen
Options ...................................	5/10/25			64,865	$185.00	$5,939,688
Options ...................................	10/20/25			28,302	$212.00	$3,073,314
__________________
(1)Amounts in this column represent RSUs granted during the 2025 Fiscal Year. For more information, please refer to “—Compensation
Discussion and Analysis—Elements of Compensation—Long-Term Incentive Compensation” and “Compensation Discussion and Analysis
—Elements of Compensation—Base Salaries” above.
(2)Amounts in this column represent stock options granted during the 2025 Fiscal Year. For more information, please refer to “—
Compensation Discussion and Analysis—Elements of Compensation—Long-Term Incentive Compensation” above.
(3)The exercise price of each stock option granted during the 2025 Fiscal Year reflects the fair market value of a share of our Class C common stock on the date of grant and was determined based on a third-party valuation obtained in accordance with Section 409A of the Code.
(4)Amounts in this column represent the grant date fair value of stock options and RSUs, calculated in accordance with FASB ASC Topic 718, disregarding the effect of estimated forfeitures. For additional information regarding the assumptions underlying this calculation, refer to
Note 15, Share-based Compensation—Fair Value Determination, to the consolidated financial statements included elsewhere in this prospectus.
(5)Represents the RSUs granted to Ms. Shotwell in lieu of $726,923 of her 2025 base salary. For additional information, please refer to “—
Compensation Discussion and Analysis—Elements of Compensation—Base Salary” above.
Outstanding Equity Awards at Fiscal Year-End
The following table presents information regarding the outstanding stock option awards held by our NEOs as of
December 31, 2025. No NEOs held outstanding RSUs or other unvested stock awards in the Company as of
December 31, 2025. Awards in respect of Class C common stock reflected in this following table will be converted into awards in respect of Class A common stock on a one-for-one basis as part of the reclassification of our Class C common stock in connection with this offering.

Confidential Treatment Requested by Space Exploration Technologies Corp.
Pursuant to 17 C.F.R. Section 200.83

Name	Option Awards
	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable		Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)		Option Exercise Price ($)	Option Expiration Date
Elon Musk
Class B Options .....................	68,833,330	1,666,670	(1)	—		$41.999	2/11/31
Gwynne Shotwell
Class C Options .....................	5,560	61,110	(2)	—		$41.999	4/20/31
Class C Options .....................	2,977	32,738	(2)	—		$56.00	4/27/32
Class C Options .....................	—	123,712	(3)	—		$97.00	5/16/34
Class C Options .....................	—	64,865	(4)	—		$185.00	5/10/35
Class C Options .....................	—	707,548	(5)	—		$212.00	10/20/35
Bret Johnsen
Class C Options .....................	142,370	—		—		$22.00	4/24/30
Class C Options .....................	203,880	96,120	(2)	—		$41.999	4/20/31
Class C Options .....................	107,143	—		428,572	(6)	$56.00	4/27/32
Class C Options .....................	27,857	75,001	(7)	—		$77.00	5/1/33
Class C Options .....................	—	74,227	(3)	—		$97.00	5/16/34
Class C Options .....................	—	—		800,000	(8)	$97.00	5/16/34
Class C Options .....................	—	64,865	(9)	—		$185.00	5/10/35
Class C Options .....................	—	28,302	(5)	—		$212.00	10/20/35
__________________
(1)These stock options to purchase shares of our Class B common stock vested on January 1, 2026.
(2)These stock options to purchase shares of our Class C common stock vest in approximately equal monthly installments through November
15, 2026, subject to the NEO’s continued employment.
(3)These stock options to purchase shares of our Class C common stock vest as to 12.5% on May 15, 2026 and thereafter in approximately equal monthly installments through November 15, 2029, subject to the NEO’s continued employment.
(4)These stock options to purchase shares of our Class C common stock vest as to 12.5% on May 15, 2027 and thereafter in approximately equal monthly installments through November 15, 2030, subject to the NEO’s continued employment.
(5)These stock options to purchase shares of our Class C common stock vest as to 20% on September 30, 2027 and thereafter in approximately equal monthly installments through September 30, 2031, subject to the NEO’s continued employment.
(6)These stock options to purchase shares of our Class C common stock vest as follows: (i) 75% vests in three equal tranches upon achievement of a 50%, 80% and 90% reduction in cost per ton to orbit from such cost in April 2022, and (ii) 25% vests in two equal tranches upon achievement of 80% and 90% reduction in Starlink service delivery costs from such costs in April 2022, in each case, subject to the NEO’s continued employment.
(7)These stock options to purchase shares of our Class C common stock vest in approximately equal monthly installments through November
15, 2028, subject to the NEO’s continued employment.
(8)These stock options to purchase shares of our Class C common stock were eligible to vest based on our free cash flow performance exceeding $2 billion beginning in 2025, subject to the NEO’s continued employment. In 2026, these stock options were amended as described in more detail under —”Compensation Discussion and Analysis—Other Matters—2026 Compensation Developments” above.
(9)These stock options to purchase shares of our Class C common stock vest as follows: (i) 25,946 vest in approximately equal monthly installments from January 1, 2027 through December 1, 2027 and (ii) 38,919 vest in approximately equal monthly installments from
January 1, 2028 through December 1, 2030, in each case, subject to the NEO’s continued employment.

Confidential Treatment Requested by Space Exploration Technologies Corp.
Pursuant to 17 C.F.R. Section 200.83
Option Exercises and Stock Vested
The following table reflects stock options to purchase Class C common stock exercised by our NEOs during the
2025 Fiscal Years and RSUs held by our NEOs which vested during 2025.

Name	Option Awards		Stock Awards
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)(1)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)(2)
Elon Musk ..........................................................	—	—	—	—
Gwynne Shotwell ...............................................	336,903	44,800,662	9,336	1,926,177
Bret Johnsen .......................................................	236,430	41,906,655	—	—
__________________
(1)The value realized on the exercise of stock options is determined based on the fair market value of a share of our Class C common stock on the exercise date, less the applicable exercise price.
(2)The value realized on the vesting of RSUs is determined based on the fair market value of a share of our Class C common stock on the vesting date.
Potential Payments Upon Termination or Change in Control
None of our NEOs are party to an employment agreement or severance arrangement that provides for payments or benefits upon termination of employment or a change in control of the Company. Under the terms of the RSU award agreements, in the event of an NEO’s death, the RSUs scheduled to vest within the following 12-month period would become vested. No NEOs held outstanding RSUs as of December 31, 2025. No other equity award agreements provide for benefits upon termination of employment or a change in control of the Company.
Amended and Restated 2024 Equity Incentive Plan
In connection with this offering, we intend to amend and restate our 2024 Plan (the “A&R 2024 Plan”). The purpose of the A&R 2024 Plan is to secure and retain the services of eligible employees, directors and consultants to provide incentives for such persons to exert maximum efforts for the success of the Company and to provide a means by which such eligible recipients may be given an opportunity to benefit from increases in value of our Class A common stock. The A&R 2024 Plan allows for the grant of stock options, both incentive stock options and
“nonstatutory” stock options; stock appreciation rights (“SARs”); restricted stock; RSUs; and other equity awards.
We refer to these collectively herein as “Awards.”
The following description of the A&R 2024 Plan is not intended to be complete and is qualified in its entirety by reference to the complete text of the A&R 2024 Plan, a copy of which will be filed as an exhibit to the registration statement of which this prospectus forms a part. Please read the A&R 2024 Plan in its entirety.
Administration
The A&R 2024 Plan will be administered by our board or a committee thereof designated by our board to administer the A&R 2024 Plan, which we refer to herein as the “Plan Administrator.” The Plan Administrator will have broad authority, subject to the provisions of the A&R 2024 Plan, to administer and interpret the A&R 2024 Plan and
Awards granted thereunder. All decisions and actions of the Plan Administrator will be final, binding and conclusive on all persons.
Stock Subject to A&R 2024 Plan
The maximum number of shares of Class A common stock that may be issued under the A&R 2024 Plan will not
exceed                 shares (the “Share Reserve”), inclusive of shares issued under the 2024 Plan prior to the adoption of the A&R 2024 Plan. The Share Reserve is subject to certain adjustments in the event of a change in our capitalization. Shares of Class A common stock issued under the A&R 2024 Plan may be authorized but unissued or reacquired shares, including shares repurchased by the Company on the open market or otherwise.

Confidential Treatment Requested by Space Exploration Technologies Corp.
Pursuant to 17 C.F.R. Section 200.83
Shares of Class A common stock subject to any award under our 2012 Equity Incentive Plan or the 2015 Plan that expires, terminates or is forfeited or that are reacquired, withheld or not issued to satisfy a tax withholding obligation will be added to the Share Reserve. Shares of Class A common stock subject to any award under the A&R 2024 Plan that expires, terminates or is forfeited or that are reacquired, withheld or not issued to satisfy a tax withholding obligation or payment of an exercise price will be again be available for issuance under the A&R 2024 Plan.
Eligibility
Current or prospective employees, non-employee directors and consultants of the Company and its affiliates will be eligible to participate in the A&R 2024 Plan.
Types of Awards
Stock Options. Stock options granted under the A&R 2024 Plan may be granted as incentive stock options or nonstatutory stock options, in either case with a term not to exceed 10 years (or five years for incentive stock options granted to 10% shareholders). Subject to the express provisions of the A&R 2024 Plan, stock options generally may be exercised over such period, in installments or otherwise, as the Plan Administrator may determine. The exercise price for any stock option granted may not generally be less than the fair market value of the Class A common stock subject to that option on the grant date (or 110% of the fair market value for incentive stock options granted to 10%
shareholders). The exercise price may be paid in cash or such other method as determined by the Plan Administrator, including an irrevocable commitment by a broker to pay over such amount from a sale of the shares issuable under an option, the delivery of previously owned shares, or withholding of shares deliverable upon exercise.
Stock Appreciation Rights. SARs represent, upon exercise, the right to receive the amount by which the fair market value of the Class A common stock at the time of exercise exceeds the exercise price of the SAR. This amount is payable in Class A common stock, cash, or a combination thereof, or in any other form of consideration at the Plan
Administrator’s discretion. The exercise price for any SARs may not generally be less than the fair market value of the Class A common stock subject to the SAR on the grant date and may not have a term in excess of 10 years.
Restricted Stock and RSUs. Awards of restricted stock consist of shares of stock that are transferred to the participant subject to restrictions that may result in forfeiture if specified conditions are not satisfied. RSUs result in the transfer of shares of Class A common stock, cash or other form of consideration to the participant only after specified conditions are satisfied. The Plan Administrator will determine the restrictions and conditions applicable to each award of restricted stock or RSUs, which may include performance vesting conditions.
Other Equity Awards. Other equity awards are Awards valued in whole or in part by reference to, or otherwise based, on Class A common stock, including the appreciation in value thereof. Other equity awards may be granted either alone or in tandem with other Awards under the A&R 2024 Plan.
Performance Criteria
The Plan Administrator may specify certain performance criteria which must be satisfied before Awards will be granted or will vest. The performance goals may vary from participant to participant, group to group, and period to period.
Transferability
Except as otherwise permitted by the Plan Administrator, Awards generally are not transferable except by will or by the laws of descent and distribution, and each stock option or SAR will be exercisable during the lifetime of the participant only by the participant.
Clawback
Awards will be subject to recoupment in accordance with any clawback policy that we adopt, including any clawback policy required under Rule 10D-1 of the Exchange Act.

Confidential Treatment Requested by Space Exploration Technologies Corp.
Pursuant to 17 C.F.R. Section 200.83
Amendment and Termination
The Plan Administrator may amend, suspend or terminate the A&R 2024 Plan at any time; however certain enumerated material amendments may not be made without shareholder approval. Suspension or termination of the
A&R 2024 Plan may not impair the rights and obligations of any outstanding Award. The Plan Administrator may also amend any outstanding Award, subject to the participant’s consent in the event such amendment impairs such participant’s rights under such Award. The A&R 2024 Plan is expected to be adopted by our board in connection with this offering and will terminate on December 10, 2034, unless earlier terminated by our board.
Second Amended and Restated 2017 Employee Stock Purchase Plan
In connection with this offering, we intend to further amend and restated our 2017 ESPP. The purpose of the A&R
2017 ESPP is to encourage and enable our eligible employees to acquire a proprietary interest in us through the ownership of our Class A common stock. The A&R 2017 ESPP, and the rights of participants to make purchases thereunder, is intended to qualify under the provisions of Section 423 of the Code.
The following description of the A&R 2017 ESPP is not intended to be complete and is qualified in its entirety by reference to the complete text of the A&R 2017 ESPP, a copy of which will be filed as an exhibit to the registration statement of which this prospectus forms a part. Please read the A&R 2017 ESPP in its entirety.
Administration
The A&R 2017 ESPP will be administered by our board or a committee thereof designated by our board to administer the A&R 2017 ESPP, which we refer to herein as the “ESPP Administrator.” The ESPP Administrator has the final power to determine all questions of policy and expediency that may arise in the administration of the
A&R 2017 ESPP. The ESPP Administrator may delegate its responsibilities under the A&R 2017 ESPP to one or more other persons.
Stock Subject to A&R 2017 ESPP
The maximum number of shares of Class A common stock that may be issued under the A&R 2017 ESPP will not
exceed                 shares (the “ESPP Share Pool”), inclusive of shares issued under the 2017 ESPP prior to the adoption of the A&R 2017 Plan. The ESPP Share Pool is subject to certain adjustments in the event of a change in our capitalization. Shares of Class A common stock issued under the A&R 2017 ESPP may be either authorized and unissued shares or previously issued shares acquired by us. A participant does not have the rights of a shareholder until the shares are actually issued to the participant.
Eligibility; Limitations
An employee is eligible to participate in the A&R 2017 ESPP if the employee has been continuously employed by us our one of our related corporations incorporated in the United States since at least the last day of the calendar month preceding the month in which the offering date occurs and does not own 5% or more of the combined voting power of the Company or any related corporations (as determined under Section 423 and 424 of the Code). Eligible employees must enroll in a particular offering at least 10 business days prior to the offering date of such offering, and once enrolled for an offering, employees will be automatically enrolled in subsequent offerings unless the employee withdraws.
A participant is not permitted to purchase shares of our Class A common stock with a fair market value in excess of
$25,000 in any one calendar year (calculated based on the fair market value on the offering date).
Offerings
The offerings and purchase periods will be determined by the ESPP Administrator, subject to limitations under the
Section 423 of the Code. It is expected that we will continue six-month successive purchase periods with purchase dates occurring on April 15th and October 15th of each year.

Confidential Treatment Requested by Space Exploration Technologies Corp.
Pursuant to 17 C.F.R. Section 200.83
During the purchase period, a participant may contribute between 1% and 100% of their eligible earnings (in whole percentage increments) through payroll deductions. A participant may change their payroll deduction prior to the beginning of an offering; however, during an offering, a participant may not increase the contribution percentage and may only decrease it up to two times (with the second decrease required to be to 0%), subject to the withdrawal provisions. At the end of each offering period, unless the participant has withdrawn from the A&R 2017 ESPP, payroll deductions are applied automatically to purchase shares of Class A common stock at the purchase price described below. The number of shares purchased is determined by dividing the payroll deductions by the applicable purchase price, with any remaining funds held in the participant’s account for the subsequent purchase period
(subject to the withdrawal provisions).
In the event of a participant’s termination of employment or a participant’s withdrawal from an offering (which may occur at any time prior to the ten-business day period preceding the purchase date), such participant’s accumulated deductions will be returned to the participant as soon as administratively practicable.
Purchase Price
The price per share at which shares are purchased under the A&R 2017 ESPP in a particular offering period is determined by the ESPP Administrator, but in no event will be less than 85% of the lower of the fair market value of the Class A common stock on the offering date or the fair market value of the Class A common stock on the purchase date.
Adjustments
In the event of any reorganizations, recapitalizations, stock splits, reverse stock splits, stock dividends, extraordinary dividends or distributions, or similar events, the ESPP Administrator will appropriately adjust the number and class of shares available under the A&R 2017 ESPP and subject to the purchase limits under each ongoing offering and the applicable purchase price of such shares in each ongoing offering.
Transferability
Rights to purchase Class A common stock under the A&R 2017 ESPP may not be transferred by a participant and may be exercised during a participant’s lifetime only by the participant.
Amendment and Termination
The A&R 2017 ESPP will become effective when it is approved by our board. Our board may amend, alter, or discontinue the A&R 2017 ESPP in any respect at any time, subject to shareholder approval as required by applicable laws and regulations.
Director Compensation
During 2025, our non-employee directors did not receive cash or equity compensation for their service on our board.
Mr. Musk and Ms. Shotwell do not receive any additional compensation for their respective services as directors.

Confidential Treatment Requested by Space Exploration Technologies Corp.
Pursuant to 17 C.F.R. Section 200.83
CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS
The following is a description of certain relationships and transactions that exist, are proposed to exist or have existed or that we have entered into or propose to enter into with our directors, executive officers, holders of more than 5% of our capital stock or their affiliates and immediate family members since January 1, 2023 and where:
•we have been or are to be a participant;
•the amount involved exceeded or will exceed $120,000; and
•any of our directors, executive officers, or holders of more than 5% of our capital stock, or any immediate family member of, or persons sharing their household with, any of these individuals, had or will have a direct or indirect material interest.
Note Regarding the xAI Merger
On February 2, 2026, we effected the xAI Merger, pursuant to which we acquired xAI (which includes X). For the purposes of the disclosures set forth in this section pursuant to Item 404 of Regulation S-K, the transactions described below also include certain agreements and transactions originally entered into by xAI or X Holdings prior to the xAI Merger to the extent that such agreements and transactions are ongoing following the consummation of the xAI Merger.
Transactions with Elon Musk and Affiliated Entities
Elon Musk, our founder, Chief Executive Officer, Chief Technical Officer, Chairman of our board, and principal shareholder, also serves as the Technoking, Chief Executive Officer and director of Tesla, and is an approximately
20% shareholder of Tesla as of November 10, 2025. Mr. Musk is also the founder of several other ventures, including The Boring Company (an infrastructure company). In addition, Mr. Musk was a stockholder, director, and officer of each of xAI and X prior to the X Merger and the xAI Merger. We have certain relationships and/or transactions with Mr. Musk and affiliated entities, as described below.
Transactions with Tesla
Tesla is the beneficial owner of            shares of our Class A common stock as of                     , 2026, representing
approximately          % of the total outstanding number of shares of our Class A common stock, after giving effect to
the sale of           shares of Class A common stock in this offering.
Tesla designs, develops, manufactures, sells, and leases fully electric vehicles and energy generation and storage systems that deliver AI-related and enhanced software and services to its customers. We have historically collaborated with Tesla through commercial, licensing, and support agreements. Certain amounts presented below that may have been incurred in one year could be paid in another year.
•SpaceX commercial, licensing and support agreements. We are party with Tesla to certain agreements which generally relate to commercial, licensing, and support agreements and standardized commercial transactions with Tesla done on terms no less favorable to SpaceX than those generally available to unaffiliated third parties under similar circumstances. Pursuant to those agreements, we incurred expenses of $11 million in 2023, $4
million in 2024, $            in 2025, and $             from January 1, 2026 through February 28, 2026.
•xAI commercial, licensing and support agreements. xAI is party to certain commercial, licensing, and support agreements with Tesla. Under these agreements, xAI incurred expenses of $191 million in 2024, $
           in 2025, and $            from January 1, 2026 through February 28, 2026, and xAI received $            in
2025 and $            from January 1, 2026 through February 28, 2026 from Tesla.
•X Holdings advertising agreements. Tesla has directly and indirectly purchased advertising on our X
platform. These amounts totaled $0.5 million in 2024, $            in 2025, and $            from January 1, 2026
through February 28, 2026.

Confidential Treatment Requested by Space Exploration Technologies Corp.
Pursuant to 17 C.F.R. Section 200.83
•Aircraft usage. Since April 2016, we have owned and operated aircraft used by Mr. Musk, in his capacity as the Chief Executive Officer of Tesla, and other Tesla personnel for business travel, and we have invoiced Tesla for the use of such aircraft owned and operated by us at rates determined by Tesla and SpaceX, subject to rules of the Federal Aviation Administration governing such arrangements. For such aircraft use, we received $1
million in 2023, $1 million in 2024, $            in 2025, and $              from January 1, 2026 through
February 28, 2026 from Tesla.
Transactions with The Boring Company
In 2024, X entered into a lease for office space with a subsidiary owned by The Boring Company (an entity affiliated with Mr. Musk). Under this agreement, X made lease payments of $0.1 million in 2024, $1 million in
2025, and $0.1 million from January 1, 2026 through February 28, 2026. In addition, SpaceX incurred expenses of
$1 million in 2025 in connection with the construction of tunnels by The Boring Company in Bastrop, Texas.
Relationships with Musk Industries LLC
xAI leases a real property owned by the Musk Industries LLC, which is owned by Mr. Musk. Under this agreement,
xAI made lease payments of $0.5 million in 2024, $2 million in 2025, and $0.2 million from January 1, 2026 through February 28, 2026.
Security Services provided to Mr. Musk
We are party to a services agreement with a security company owned by Mr. Musk and organized to provide security services concerning him, including in connection with his duties to and work for SpaceX. SpaceX incurred expenses of $2 million for such SpaceX-related security services in 2023, $3 million for such security services in
2024, $4 million for such security services in 2025, and $1 million for such security services from January 1, 2026 through February 28, 2026.
Relationship with Antonio Gracias and Affiliated Entities
Transactions with Valor Equity Partners and Affiliated Entities
Mr. Antonio Gracias, a member of our board, also serves as the founder, CEO and Chief Investment Officer of
Valor Equity Partners (together with its affiliates, “Valor”).
Certain subsidiaries of xAI, have entered into certain equipment lease, sublease, and access agreements with Valor.
These arrangements include (i) an equipment lease agreement under which a subsidiary of xAI leases computing and related equipment from Valor, which provides for aggregate cash payments of $6,986 million to be made by such subsidiary over the life of the lease, and (ii) a second equipment lease agreement under which such subsidiary leases certain computing and related equipment from Valor, which provides for aggregate cash payments of $6,633 million to be made by such subsidiary over the life of the lease. The lessees’ payments and performance obligations under these agreements are guaranteed by Space Exploration Technologies Corp. or one of its subsidiaries. Pursuant to the lease agreements described above, our subsidiaries have made payments of $885 million in 2025, and $857 million from January 1, 2026 through February 28, 2026.
In connection with certain X API services, X received payments from Valor of $1 million in 2024, $1 million in
2025, and $0.1 million from January 1, 2026 through February 28, 2026.
Other Transactions with our Directors and Executive Officers
We own and operate, through our subsidiary, Falcon Landing, LLC, three aircraft for use by our directors, executive officers and employees in connection with the performance of their duties for business purposes. One of the aircraft is maintained and serviced by Craft Aviation Services, LLC, an affiliate of Mr. Musk. The amount of the expenses incurred by us for the maintenance and service of this aircraft was $1 million in 2023, $1 million in 2024, $3 million in 2025, and $1 million from January 1, 2026 through February 28, 2026. As disclosed above, we have also invoiced
Tesla for their use of one of the aircraft owned and operated by us at rates determined by Tesla and SpaceX, subject to rules of the Federal Aviation Administration governing such arrangements.

Confidential Treatment Requested by Space Exploration Technologies Corp.
Pursuant to 17 C.F.R. Section 200.83
In certain circumstances, when our aircraft are unavailable, Mr. Musk uses his personal aircraft for SpaceX business purposes and is reimbursed by us, subject to rules of the Federal Aviation Administration governing such arrangements. In connection with the use of such aircraft, SpaceX has incurred expenses of $0.1 million in 2023, $3 million in 2024, $2 million in 2025, and $0.2 million from January 1, 2026 through February 28, 2026.
Ms. Shotwell, our President, Chief Operating Officer and Director, and Mr. Johnsen, our Chief Financial Officer,
together with another third party, separately co-own an aircraft for their personal use. In certain circumstances, when none of our aircraft are available for business use, our directors and employees, including Ms. Shotwell and Mr.
Johnsen, have used this aircraft for SpaceX business purposes. Any leasing fees for the use of such aircraft for our business purposes have been waived by the owners, and we have agreed to assume the cost of maintenance, crew and operation of such aircraft for such use, subject to rules of the Federal Aviation Administration governing such arrangements. In connection with the use of this aircraft, SpaceX has incurred expenses of $3 million in 2023, $3 million in 2024, $3 million in 2025, and $1 million from January 1, 2026 through February 28, 2026.
Policies and Procedures for Review of Related Person Transactions
In connection with the completion of this offering, we will adopt a written policy pursuant to which the audit committee will review and approve or disapprove certain “related person transactions” (as defined in the policy and summarized below) with our directors, executive officers and holders of more than 5% of any class of our voting securities and certain of their family members and affiliates. In approving or disapproving any such transaction, we expect that our audit committee will consider the relevant facts and circumstances available and deemed relevant to the audit committee. Any member of the audit committee who is a related person with respect to a transaction under review will not be permitted to participate in the deliberations or vote on approval or disapproval of the transaction.
In addition, certain transactions (including compensation arrangements with our executives and directors) will constitute pre-approved related person transactions under the terms of our policy.
For purposes of the policy, (i) “related person transaction” is a transaction, arrangement or relationship in which we or any of our subsidiaries was, is or will be a participant, the amount of which involved exceeds $120,000, and in which any related person had, has or will have a direct or indirect material interest; and (ii) “related person” means:
(1) any person who is, or at any time during the applicable period was, one of our executive officers or one of our directors; (2) any person who is known by us to be the beneficial owner of more than 5.0% of any class of our common stock; and (3) any immediate family member of any of the foregoing persons, which means any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-
law or sister-in-law of a director, executive officer or a beneficial owner of more than 5.0% of any class of our common stock, and any person (other than a tenant or employee) sharing the household of such director, executive officer or beneficial owner of more than 5.0% of any class of our common stock.

Confidential Treatment Requested by Space Exploration Technologies Corp.
Pursuant to 17 C.F.R. Section 200.83
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
The following table sets forth information with respect to the beneficial ownership of our common stock that, upon the consummation of this offering and transactions related thereto, will be owned by:
•each person known to us to beneficially own more than 5% of the outstanding shares of our Class A common stock or Class B common stock;
•each of our named executive officers and directors; and
•all of our executive officers and directors as a group.
All information with respect to beneficial ownership has been furnished by the respective 5% shareholders, named executive officers and directors, as applicable. Unless otherwise indicated below, the address of each beneficial owner listed below is c/o Space Exploration Technologies Corp., 1 Rocket Road, Starbase, Texas 78521.
The percentage ownership information shown in the table is based on            shares of our Class A common stock
and               shares of our Class B common stock outstanding as of             , 2026, after giving effect to the sale of
               shares of Class A common stock in this offering and to the Class C Reclassification and the Preferred
Conversion.
To the extent that the underwriters sell more than                  shares of Class A common stock, the underwriters have
the option to purchase up to an additional                 shares of Class A common stock from us. These amounts are
shown assuming no exercise of the underwriters’ option to purchase additional shares of Class A common stock.
The following table does not reflect any of the shares of Class A common stock that 5% shareholders, named executive officers and directors may purchase in this offering through the directed share program described in
“Underwriting—Directed Share Program.”
The amounts and percentages of common stock beneficially owned are reported on the basis of regulations of the
SEC governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a “beneficial owner” of a security if that person has or shares voting power, which includes the power to vote or direct the voting of such security, or investment power, which includes the power to dispose of or to direct the disposition of such security. Securities that can be so acquired are deemed to be outstanding for purposes of computing such person’s ownership percentage, but not for purposes of computing any other person’s percentage.
Under these rules, more than one person may be deemed beneficial owner of the same securities, and a person may be deemed to be a beneficial owner of securities as to which such person has no economic interest. Except as otherwise indicated by footnote, each of the persons or entities listed below has, to our knowledge, sole voting and investment power with respect to all common stock beneficially owned by them, except to the extent this power may be shared with a spouse. Shares of common stock subject to options and warrants that are currently exercisable or exercisable within 60 days of the date of this prospectus are considered outstanding and beneficially owned by the person holding such options or warrants for the purpose of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person, except with respect to the percentage ownership of all directors and executive officers as a group.

Confidential Treatment Requested by Space Exploration Technologies Corp.
Pursuant to 17 C.F.R. Section 200.83

	Shares Beneficially Owned Before This Offering						Shares Beneficially Owned After This Offering (No Exercise)
	Class A common stock		Class B common stock		Combined Voting Power		Class A common stock		Class B common stock		Combined Voting Power
	Number	%	Number	%	Number	%	Number	%	Number	%	Number	%
5% Shareholders:
Elon Musk (1) ................		%		%		%		%		%		%

Named Executive Officers and Directors:
Elon Musk (1) ................		%		%		%		%		%		%
Gwynne Shotwell (2) .....		%		%		%		%		%		%
Bret Johnsen (3) .............		%		%		%		%		%		%
Ira Ehrenpreis (4) ...........		%		%		%		%		%		%
Randy Glein (5) .............		%		%		%		%		%		%
Antonio Gracias (6) .......		%		%		%		%		%		%
Donald Harrison (7) .......		%		%		%		%		%		%
Steve Jurvetson (8) ........		%		%		%		%		%		%
Luke Nosek (9) ..............		%		%		%		%		%		%

All executive officers and directors as a group ( persons) ....		%		%		%		%		%		%
__________________
*Represents beneficial ownership or voting power of less than 1%.
(1)Includes                      shares held of record by                     .
(2)Includes                      shares held of record by                     .
(3)Includes                      shares held of record by                     .
(4)Includes                      shares held of record by                     .
(5)Includes                      shares held of record by                     .
(6)Includes                      shares held of record by                     .
(7)Includes                      shares held of record by                     .
(8)Includes                      shares held of record by                     .
(9)Includes                      shares held of record by                     .

Confidential Treatment Requested by Space Exploration Technologies Corp.
Pursuant to 17 C.F.R. Section 200.83
DESCRIPTION OF CAPITAL STOCK
The following summary of the Company’s capital stock and charter and bylaws (each as in effect upon completion of this offering) does not purport to be complete and is qualified in its entirety by reference to the provisions of applicable law and to our charter and bylaws, which are filed as exhibits to the registration statement of which this prospectus is a part. To understand the material terms of our common stock and preferred stock, you should read our charter and our bylaws in their entirety. For purposes of this section, the term “common stock” refers to our
Class A, Class B, and Class C common stock.
General
Upon completion of this offering, the authorized capital stock of the Company will consist of          shares of Class A
common stock, par value $0.001 per share, of which          shares will be issued and outstanding,           shares of
Class B common stock, par value $0.001 per share, of which          shares will be issued and outstanding,
          shares of Class C common stock, par value $0.001 per share, of which no shares will be issued and
outstanding, and           shares of preferred stock, par value $0.001 per share, of which no shares will be issued and outstanding.
Common Stock
Voting Rights
General
Subject to the terms of our charter, each holder of our Class A common stock is entitled to one vote per share; each holder of our Class B common stock is entitled to ten votes per share; and the holders of our Class C common stock will have no voting rights. Generally speaking, with respect to matters to be voted on by shareholders of the
Company, the holders of all classes of our voting common stock will vote together as a single class. Notwithstanding the foregoing, our charter will provide that (i) as further described below, (1) holders of our Class B common stock, voting separately as a class, are entitled to elect 51% of the total number of authorized directors (rounded up to the nearest whole number); and (2) removal of Mr. Musk from his board and leadership roles (Chief Executive Officer and Chairman of our board) requires the approval of the holders of at least a majority of the voting power of the outstanding shares of Class B common stock, voting separately as a class; and (ii) in addition to any other required vote, under our charter, the approval of the Class B common stock, voting separately as a class, is required to approve (1) any amendment to our charter that would make any change in the rights, powers, preferences and privileges of the Class B common stock (including with respect to Class B Directors); and (2) certain combinations, mergers or sales, as described in our charter. Otherwise, classes of common stock will not be entitled to any separate class votes, as our charter will provide for an opt-out from class votes that would otherwise be required under the
TBOC.
Election and Removal of Directors
With respect to the election of directors, our charter will provide that (i) holders of our Class B common stock, voting separately as a class, are entitled to elect 51% of the total number of authorized directors (rounded up to the nearest whole number) for so long as any shares of Class B common stock remain outstanding; and that (ii) holders of all classes of our voting common stock, voting together as a single class, are entitled to elect the remaining directors (the “Common Stock Directors”). Class B Directors may be removed with or without cause by the affirmative vote of the holders of at least a majority of the voting power of the outstanding shares of Class B common stock, voting separately as a class. Vacancies occurring with respect to the Class B Directors, including as a result of newly created directorships on the board, may be filled at any time by the affirmative vote of the holders of at least a majority of the voting power of the outstanding shares of Class B common stock, voting separately as a class, or by the remaining Class B Directors, and not any other persons, subject to the terms of our charter. Common
Stock Directors may be removed with or without cause by the affirmative vote of the holders of at least a majority of the voting power of the outstanding shares of voting common stock, voting together as a single class. Vacancies occurring with respect to the Common Stock Directors, including as a result of newly created directorships on the board, may be filled at any time by the affirmative vote of the holders of at least a majority of the voting power of

Confidential Treatment Requested by Space Exploration Technologies Corp.
Pursuant to 17 C.F.R. Section 200.83
the outstanding shares of voting common stock, voting together as a single class, or by the remaining directors, subject to the terms of our charter.
Upon completion of this offering, Mr. Musk will continue to serve as our Chief Executive Officer, Chief Technical
Officer and Chairman of the board. Notwithstanding the preceding paragraph, pursuant to the terms of our charter,
Mr. Musk will only be subject to removal from the board and from his Chief Executive Officer and Chairman of the board leadership positions with the approval of the holders of at least a majority of the voting power of the outstanding shares of our Class B common stock, voting separately as a class.
Notwithstanding the above, each of the voting rights described above will be subject to the rights that may be granted in the future to the holders of any one or more series of preferred stock, as applicable.
Dividends
Subject to the prior rights of holders of all classes and series of the Company’s capital stock at the time outstanding having prior rights as to dividends, the holders of shares of Class A common stock, Class B common stock and Class
C common stock will be entitled to receive such dividends as may be declared from time to time by the board. Any dividends paid to the holders of shares of Class A common stock, Class B common stock and Class C common stock will be paid pro rata, on an equal priority, pari passu basis.
Dissolution and Liquidation
Upon the Company’s liquidation, dissolution or winding up, holders of shares of Class A common stock, Class B common stock and Class C common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any then outstanding shares of capital stock of the Company.
Conversion
Holders of our Class A common stock and Class C common stock do not have conversion rights. Each share of
Class B common stock is convertible at any time at the option of the holder into one share of our Class A common stock. In addition, subject to certain exceptions specified in the charter that do not constitute a “Transfer” (as defined below) and other than in the case of certain “permitted transfers” (as summarized below), each share of Class B common stock will convert automatically into one share of Class A common stock upon any sale, assignment, encumbrance, transfer, conveyance, hypothecation, pledge, gift, or other transfer or disposition of any kind of such share of Class B common stock or any legal or beneficial interest in such share, whether or not for value and whether voluntary or involuntary or by operation of law, including, without limitation, the transfer of, or entering into a binding agreement with respect to, voting control over such share by proxy or otherwise (each, a “Transfer”).
For purposes of our charter, “permitted transfers” will include transfers to and from (i) the registered holders of
Class B common stock; (ii) each natural person who transferred shares of Class B common stock or equity awards
(including any option or warrant exercisable or convertible into shares of Class B common stock) to certain
“permitted entities” (as defined in the charter); (iii) one or more family members of shareholders specified in clauses
(i) and (ii); (iv) certain other trusts, general partnerships, limited partnerships, limited liability companies, corporations, or other entities owned by certain qualified shareholders (as defined in the charter), including certain permitted non-for-profits; as well as (v) certain transfers to bona fide trusts for the benefit of a charitable organization, contributions to which are deductible for federal income, estate, gift and generation skipping transfer tax purposes, to certain retirement accounts, and for certain estate or succession planning purposes. “Permitted
Transferees” will include a transferee of shares of Class B common stock received in a Transfer that constitutes a
“permitted transfer.”
No Preemptive or Other Rights
Holders of the Company’s Class A common stock, Class B common stock, and Class C common stock do not have preemptive, subscription, redemption rights, or sinking fund.

Confidential Treatment Requested by Space Exploration Technologies Corp.
Pursuant to 17 C.F.R. Section 200.83
Issuance of Additional Shares
We may issue additional authorized shares of Class A common stock, Class B common stock and Class C common stock at any time or from time to time, subject to applicable provisions of our charter, our bylaws and Texas law.
Our charter will provide that additional shares of Class B common stock may only be issued in the future to Mr.
Musk, his family members and certain entities permitted under our charter.
Preferred Stock
Our charter authorizes our board, subject to any limitations prescribed by applicable law and any stock exchange, without further shareholder approval, to establish and to issue from time to time one or more series of preferred stock. Each series of preferred stock will have the powers, designations, preferences and relative, participation, optional or other rights, if any, including voting rights, and the qualifications, limitations or restrictions thereof, if any, and the number of shares constituting the series, as determined by the board. Any issuance of preferred stock could have the effect of decreasing the market price of our Class A common stock.
Anti-takeover Effects of Provisions of Our Charter, our Bylaws and Texas Law
Some provisions of Texas law, and our charter and our bylaws contain provisions that could make the following transactions more difficult: acquisitions of us by means of a tender offer, a proxy contest or otherwise; or removal of our incumbent officers and directors. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish or could deter transactions that shareholders may otherwise consider to be in their best interest or in our best interests, including transactions that might result in a premium over the market price for our shares of Class A common stock.
These provisions, as summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with us. We believe that the benefits of increased protection and our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging these proposals because, among other things, negotiation of these proposals could result in an improvement of their terms.
Anti-takeover statute under Texas law
We will be subject to Section 21.606 of the TBOC, which in general, prohibits a publicly held Texas corporation, like the Company after the completion of this offering, from engaging, under certain circumstances, in a business combination with an affiliated shareholder (as defined in the TBOC) for a period of three years following the date the person became an affiliated shareholder unless:
•the board approved either the business combination or the transaction that resulted in the shareholder becoming an affiliated shareholder before the affiliated shareholder’s share acquisition date; or
•at or subsequent to the date of the transaction, the business combination is approved by the board and authorized at an annual or special meeting of shareholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting shares not beneficially owned by the affiliated shareholder or any of its affiliates or associates at a meeting of shareholders called for that purpose not less than six months after the affiliated shareholder’s share acquisition date.
Provisions of our charter and our bylaws that may have an anti-takeover effect
Election of Class B Directors
As discussed above, our charter will provide that holders of our Class B common stock, voting separately as a class, are entitled to elect 51% of the total number of authorized directors (rounded up to the nearest whole number). Upon
completion of this offering, Mr. Musk will beneficially own           shares of our Class A common stock
and          shares of our Class B common stock, representing approximately           % of the combined voting power
of our outstanding shares of voting common stock. As the holder of a majority of our outstanding shares of Class B

Confidential Treatment Requested by Space Exploration Technologies Corp.
Pursuant to 17 C.F.R. Section 200.83
common stock, Mr. Musk will be able to elect, remove or fill any vacancy among the Class B Directors. As a result,
Mr. Musk will have the power to control the outcome of matters requiring shareholder approval, including election of the board, and our business and affairs. This may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control or management, of the Company.
No cumulative voting
Our charter will not permit cumulative voting in the election of directors.
Special meetings of shareholders
Our charter will provide that special meetings of shareholders may be called by the chairman of the board, the chief executive officer, the president (to the extent required by the TBOC), our board, our founder or by shareholders holding not less than 50% (or the highest percentage of ownership that may be set under the TBOC) of the
Company’s then outstanding shares of capital stock entitled to vote on the proposed action at the meeting.
Shareholder action by written consent
Our charter will provide that any action required to be taken at any annual or special meeting of the shareholders may be taken without a meeting, without prior notice and without a vote if a consent or consents in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of stock entitled to vote thereon were present and voted. Our charter will also provide that any action required or permitted to be taken by the holders of Class B common stock, voting separately as a class, may be taken without a meeting, without prior notice and without a vote if a consent or consents in writing, setting forth the action so taken, is signed by the holders of outstanding Class B common stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of Class B common stock entitled to vote thereon were present and voted.
Requirements for advance notification of shareholder meetings, nominations and proposals
Our bylaws will establish advance notice procedures with respect to shareholder proposals and the nomination of candidates for election as a director. In order for any matter to be “properly brought” before a meeting, a shareholder
(other than Mr. Musk and his permitted transferees) must comply with such advance notice procedures and provide us with certain information.
Section 21.373 of the TBOC permits a “nationally listed corporation” to amend its governing documents to elect to impose stock ownership requirements on shareholders seeking to submit a proposal on a matter (other than director nominations and procedural resolutions ancillary to the conduct of a shareholder meeting) to the shareholders of such corporation for approval at a shareholder meeting. If a “nationally listed corporation” elects to be governed by
Section 21.373 of the TBOC, a shareholder or group of shareholders may submit a proposal on a matter to the shareholders of such corporation for approval at a meeting of shareholders only if such shareholder or group of shareholders (i) holds an amount of voting shares (determined as of the date of submission of the proposal) equal to at least $1,000,000 in market value or 3% of the corporation’s voting shares, and (ii) holds such amount for a continuous period of at least six months before the date of the meeting and throughout the entire duration of the meeting and (iii) solicits the holders of shares representing at least 67% of the voting power of shares entitled to vote on the proposal at the shareholder meeting. For the purpose of this paragraph, “voting shares” means shares that entitle the holder of the shares to vote on the proposal. Our bylaws will adopt these requirements for submitting a shareholder proposal to go into effect immediately upon the completion of this offering, when we will qualify as a
“nationally listed corporation.”
Authorized but unissued shares
As mentioned above, our authorized but unissued shares of common stock and preferred stock will generally be available for future issuance without the approval of our shareholders. The TBOC does not require shareholder
approval for any issuance of authorized shares. However, the                      listing requirements require shareholder

Confidential Treatment Requested by Space Exploration Technologies Corp.
Pursuant to 17 C.F.R. Section 200.83
approval of certain issuances equal to or exceeding 20% of the then-outstanding voting power or the then-
outstanding number of shares of common stock. We may issue additional shares for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans.
Corporate Opportunities
Under our charter, to the fullest extent permitted by applicable law, we will renounce any interest or expectancy of the Company or its subsidiaries in, or in being offered an opportunity to participate in, certain business opportunities
(as specified in our charter) that are from time to time presented to any member of the board or board observer or attendee, regardless of whether any such person is an employee of the Company and their respective affiliates (other than the Company and its subsidiaries) (together, the “Business Opportunities Exempt Party”), even if the business opportunity is one that we or our subsidiaries might reasonably be deemed to have pursued or had the ability or desire to pursue if granted the opportunity to do so, and no Business Opportunities Exempt Party shall have any duty to present any such business opportunity to us or be liable to us or any of our subsidiaries or any shareholder, including for breach of any fiduciary or other duty, as a director or officer or controlling shareholder or otherwise, and we shall indemnify each Business Opportunities Exempt Party against any claim that such person is liable to us or our shareholders for breach of any fiduciary duty, by reason of the fact that such person (i) fails to present any such business opportunity, (ii) pursues, acquires or exploits any such business opportunity, or (iii) directs, sells, assigns or transfers any such business opportunity to another person or entity, unless, in the case of a person who is our director or officer, such business opportunity is presented to, or acquired, created or developed by, or otherwise comes into the possession of, such Business Opportunities Exempt Party expressly and solely in his or her capacity as an employee, director, board observer or attendee, or shareholder of the Company.
Forum Selection, Waiver of Jury Trials and Mandatory Arbitration
Our bylaws will provide that, unless the Company consents in writing to the selection of an alternative forum, the sole and exclusive forum for any of the filing, adjudication and trial of all disputes (“Internal Disputes”) between (i)
one or more shareholders and (ii) the Company or its directors, officers, or controlling persons, or any underwriter of securities issued by the Company (or controlling person thereof) relating to any of the following: (1) a derivative proceeding, meaning a civil dispute brought in the right of the Company; (2) the governance, governing documents, or internal affairs of the Company; (3) any state securities or trade regulation law; (4) an alleged act or omission by a person in the person’s capacity as a shareholder, controlling person, or managerial official of the Company; (5) an alleged breach by a shareholder, controlling person, director, officer, or other managerial official of a duty owed, in his or her capacity as such, to the Company or to any shareholder thereof; (6) an action seeking to hold a shareholder, controlling person, director, officer, or other managerial official of the Company liable for an obligation of the Company, other than on account of a written contract signed by the person to be held liable in a capacity other than as a shareholder or managerial official; and (7) an action arising out of the TBOC, will be the Texas Business
Court, Eleventh Division (the “Business Court”).
Our bylaws will also provide that any person or entity purchasing or otherwise acquiring or holding any interest in shares of stock of the Company shall be deemed to have irrevocably and unconditionally waived any right it may have to a trial by jury in any legal action or proceeding relating to Internal Disputes described above. Internal
Disputes may not be brought as a class, or consolidated or joined, except at the Company’s option.
Our bylaws will provide that disputes between our shareholders and the Company for any of the following matters
(“Other Disputes”) will be subject to mandatory arbitration under Expedited Procedure Rules of the International
Chamber of Commerce: (i) any federal securities or trade regulation law, including, without limitation, the Securities
Act and the Exchange Act regardless of whether such claim is asserted on a direct or derivative basis; and (ii) any
Internal Dispute (as summarized above) to which the Business Court lacks jurisdiction or authority.
The tribunal will include one arbitrator for Other Disputes of $1 million or less or a panel of three arbitrators for claims exceeding $1 million, and our bylaws will specify procedures governing the selection of the panel. Other
Disputes will be governed either by Texas state law or federal law, depending on the claim asserted. Other Disputes may not be brought as a class, or consolidated or joined, except at the Company’s option. Any person or entity purchasing or otherwise acquiring or holding any shares of stock of the Company shall be deemed to have accepted

Confidential Treatment Requested by Space Exploration Technologies Corp.
Pursuant to 17 C.F.R. Section 200.83
an agreement to arbitrate and waived the right to raise disputes covered by the arbitration clause in a court of law or the right to appeal any aspect of the tribunal’s decision.
Although we believe these provisions will benefit us by providing increased consistency in the application of Texas law for the specified types of actions and proceedings, the provisions may have the effect of discouraging lawsuits against our directors, officers, employees and agents. However, it is possible that, in connection with a future legal proceeding, a court could rule that all or a portion of these provisions in our bylaws purporting to require an exclusive forum for certain disputes, to waive the right to a jury trial or to require arbitration for shareholder claims are inapplicable, unconstitutional or otherwise unenforceable.
Stock Ownership Requirement for Derivative Suits
Our bylaws will specify that the required ownership threshold for a shareholder or group of shareholders to institute or maintain a derivative proceeding in the right of the Company for purposes of Section 21.552(a)(3) of the TBOC will be 3% of the outstanding shares of common stock of the Company. This provision will continue to apply so long as any shares of the Company’s common stock are listed for trading on a national securities exchange or the
Company affirmatively elects to be governed by TBOC 21.419 and has 500 or more shareholders.
Limitations on Liability and Indemnification of Officers and Directors
Our charter will include a provision eliminating the liability of our directors and officers for monetary damages for an act or omission by the person in the person’s capacity as a director or officer, respectively, except for: (i) a breach of the duty of loyalty to the Company or its shareholders; (ii) an act or omission not in good faith that constitutes a breach of duty of the person to the Company or involves intentional misconduct or a knowing violation of applicable law; (iii) a transaction from which the director or officer obtains an improper benefit, regardless of whether the benefit resulted from an action taken within the scope of the person’s duties; or (iv) an act or omission for which the liability of a director or officer is expressly provided by an applicable statute (such as wrongful distributions). Our charter also will provide that if the TBOC is amended in the future to authorize corporate action further eliminating or limiting of the personal liability of directors and officers, the liability of directors and officers will be eliminated or limited to the fullest extent permitted by the TBOC as so amended.
Any amendment, repeal or modification of these provisions will be prospective only and would not affect any limitation on liability of a director or officer for acts or omissions that occurred prior to any such amendment, repeal or modification.
Our bylaws also provide that we will indemnify and advance expenses to our directors and officers to the fullest extent permitted by the TBOC, subject to reimbursement in the event it is ultimately determined that the individual was not entitled to indemnification under the TBOC or the indemnification agreement. Our bylaws also will permit us to purchase insurance on behalf of any officer, director, employee, or other agent for any liability arising out of that person’s actions as our officer, director, employee or agent, regardless of whether the TBOC would permit indemnification. We intend to enter into indemnification agreements with each of our current and future directors and officers. These agreements will require us to indemnify these individuals against liability that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. As permitted by the TBOC, because these agreements are expected to be approved by our shareholders, the agreements may require indemnification or payment of expenses in favor of the indemnitee in certain circumstances in which we would not otherwise have the power to do so under the provisions of the TBOC or our charter or bylaws. We believe that the limitation of liability provision that will be in our charter and the indemnification agreements will facilitate our ability to continue to attract and retain qualified individuals to serve as directors and officers.
Our bylaws will provide that the Company affirmatively elects to be governed by Section 21.419 of the TBOC and any successor provision thereto. Because the Company will have a class of voting common stock (our Class A common stock) listed on a national securities exchange, Section 21.419 will also be deemed to apply to the
Company. Under Section 21.419 of the TBOC, in taking or declining to take any action on any matters of a corporation’s business, a director or officer of the Company is presumed to act (i) in good faith, (ii) on an informed basis, (iii) in furtherance of the interests of the Company, and (iv) in obedience to the law and the Company’s

Confidential Treatment Requested by Space Exploration Technologies Corp.
Pursuant to 17 C.F.R. Section 200.83
governing documents. In addition, neither the Company nor any of its shareholders has a cause of action against the director or officer as a result of any act or omission in the person’s capacity as such unless the claimant rebuts one or more of the foregoing presumptions and it is proven by the claimant that (A) the director’s or officer’s act or omission constitutes a breach of one or more of the person’s duties as a director or officer and (B) the breach involved fraud, intentional misconduct, an ultra vires act or a knowing violation of law.
Protection for Conflicts of Interest
Section 21.418 of the TBOC provides that, at any time a corporation’s voting common stock is listed for trading on a national securities exchange, the corporation’s directors and officers will not be liable to the corporation or its shareholders for claims alleging a breach of duty arising from the making, authorization, or performance of a contract or transaction solely because the director or officer had an interest in the transaction unless the claim would be permitted under Section 21.419 of the TBOC as described above. Because the Company will have a class of voting common stock (our Class A common stock) listed on a national securities exchange, Section 21.418 of the
TBOC will be deemed to apply to the Company.
Transfer Agent and Registrar
The Transfer Agent and Registrar for our Class A common stock is                    .
Listing
We intend to apply to list our Class A common stock on the                  under the symbol “          .”

Confidential Treatment Requested by Space Exploration Technologies Corp.
Pursuant to 17 C.F.R. Section 200.83
SHARES ELIGIBLE FOR FUTURE SALE
Prior to this offering, there has been no public market for our Class A common stock. Future sales of our Class A common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect the market price of our Class A common stock prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of a substantial number of shares of our Class A common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price of our Class A common stock at such time and our ability to raise equity-related capital at a time and price we deem appropriate.
Sales of Restricted Shares
Upon the completion of this offering, we will have outstanding an aggregate of                  shares of Class A
common stock. Of these shares, all shares of Class A common stock sold in this offering will be freely tradable without restriction or further registration under the Securities Act, unless the shares are held by any of our
“affiliates” as such term is defined in Rule 144 under the Securities Act. All shares of Class A and Class B common stock issued prior to the closing of this offering, including shares held by Mr. Musk and other existing investors will be deemed “restricted securities” as such term is defined under Rule 144. The restricted securities were issued in private transactions and are eligible for public sale only if registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which rules are summarized below.
As a result of the lock-up agreements described below,                  shares of Class A common stock, and potentially
an additional                  shares of Class A common stock assuming that 100% of our Class B common stock has been converted into Class A common stock on a one-for-one basis, will be eligible for sale upon the expiration of
the lock-up agreements, beginning                     days after the date of this prospectus when permitted under Rule 144 or Rule 701.
Lock-Up Agreements
We and all of our directors and executive officers have agreed not to sell any shares of Class A common stock for a
period of                    days after the date of this prospectus, subject to certain exceptions and extensions. Please refer to “Underwriting” for a description of these lock-up provisions.
Rule 144
In general, under Rule 144 under the Securities Act as currently in effect, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months
(including any period of consecutive ownership of preceding non-affiliated holders) would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person (who has been unaffiliated for at least the past three months) who has beneficially owned restricted securities within the meaning of
Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144.
Beginning 90 days after the effective date of the registration statement of which this prospectus forms a part, a person (or persons whose shares are aggregated) who is deemed to be an affiliate of ours and who has beneficially owned restricted securities within the meaning of Rule 144 for at least nine months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the then outstanding shares of our Class A common stock or the average weekly trading volume of our Class A common stock reported
through                      during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale. Such sales are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us.

Confidential Treatment Requested by Space Exploration Technologies Corp.
Pursuant to 17 C.F.R. Section 200.83
Regulation S
Regulation S under the Securities Act (“Regulation S”) provides that ordinary shares owned by any person may be sold without registration in the United States, provided that the sale is effected in an offshore transaction and no directed selling efforts are made in the United States (as these terms are defined in Regulation S), subject to certain other conditions. In general, this means that our Class A common stock may be sold outside the United States under certain circumstances without registration in the United States being required.
Rule 701
In general, under Rule 701 under the Securities Act, any of our employees, directors, officers, consultants or advisors who purchases shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering is entitled to sell such shares 90 days after the effective date of this offering in reliance on Rule 144, without having to comply with the holding period requirement of Rule 144 and, in the case of non-affiliates, without having to comply with the public information, volume limitation or notice filing provisions of Rule 144. The SEC has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after the date of this prospectus.
Stock Issued Under Employee Plans
We intend to file a registration statement on Form S-8 under the Securities Act to register stock issuable under our
A&R 2024 Plan and A&R 2017 ESPP and to register stock issuable pursuant to outstanding awards under our other
Equity Plans. This registration statement on Form S-8 is expected to be filed following the effective date of the registration statement of which this prospectus is a part and will be effective immediately upon filing. Accordingly, shares of Class A common stock registered under such registration statement will be available for sale in the open market following the effective date, unless such shares are subject to vesting restrictions with us or the lock-up restrictions described above.

Confidential Treatment Requested by Space Exploration Technologies Corp.
Pursuant to 17 C.F.R. Section 200.83
MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR NON-U.S. HOLDERS OF CLASS
A COMMON STOCK
The following discussion is a summary of the material U.S. federal income tax consequences of the purchase, ownership, and disposition of shares of our Class A common stock by a Non-U.S. Holder (as defined below). This discussion does not address all aspects of U.S. federal income taxation that may be relevant to particular taxpayers in light of their special circumstances (including the impact of the Medicare contribution tax on net investment income and the alternative minimum tax) or to taxpayers subject to special tax rules (including a “controlled foreign corporation,” a “passive foreign investment company,” a company that accumulates earnings to avoid U.S. federal income tax, a tax-exempt organization or a governmental organization, a financial institution, a person that elects to mark their securities to market, a person required to conform the timing of income accruals to financial statements pursuant to Section 451 of the Internal Revenue Code of 1986, as amended (the “Code”), a person holding our Class
A common stock as part of a hedge, straddle, or other risk reduction strategy or as part of a conversion transaction or other integrated investment, a person who holds or receives our Class A common stock pursuant to the exercise of any employee stock option or otherwise as compensation, a tax-qualified retirement plan, a “qualified foreign pension fund” as defined in Section 897(l)(2) of “Code” or an entity all of the interests of which are held by qualified foreign pension funds, a broker or dealer in securities or currencies, a U.S. expatriate, a former U.S. citizen or resident, or a partnership or other entity or arrangement treated as a partnership for U.S. federal income tax purposes).
Except as specifically provided herein, this discussion does not address any aspect of U.S. federal taxation other than
U.S. federal income taxation or any aspect of state, local or foreign taxation. In addition, this discussion deals only with U.S. federal income tax consequences to a Non-U.S. Holder that acquires our Class A common stock in this offering and holds our Class A common stock as a capital asset.
This discussion is based on the Code, Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the Internal Revenue Service (the “IRS”), in each case, in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a Non-U.S. Holder of our Class A common stock. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. We cannot assure that the IRS or a court will not take a contrary position to that discussed below regarding the tax consequences of the purchase, ownership, and disposition of our Class A common stock, or that a change in law will not alter significantly the tax considerations that we describe in this summary.
A “Non-U.S. Holder” is a beneficial owner of our Class A common stock that is an individual, corporation (or other entity treated as a corporation for U.S. federal income tax purposes), trust or estate that is not, for U.S. federal income tax purposes:
•an individual who is a citizen or resident of the United States;
•a corporation created or organized in or under the laws of the United States or any State thereof (including the
District of Columbia);
•an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or
•a trust, the administration of which is subject to the primary supervision of a court within the United States and for which one or more U.S. persons have the authority to control all substantial decisions, or that has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.
If a partnership or an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds our
Class A common stock, the U.S. federal income tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. Partnerships holding our Class A common stock and partners in such partnerships should consult their tax advisors concerning the U.S. federal income and other tax consequences of investing in our Class A common stock.

Confidential Treatment Requested by Space Exploration Technologies Corp.
Pursuant to 17 C.F.R. Section 200.83
THIS DISCUSSION OF U.S. FEDERAL INCOME TAX CONSIDERATIONS IS FOR GENERAL
INFORMATION PURPOSES ONLY AND IS NOT TAX ADVICE. PROSPECTIVE HOLDERS SHOULD
CONSULT THEIR TAX ADVISORS CONCERNING THE U.S. FEDERAL INCOME TAX CONSEQUENCES
TO THEM OF PURCHASING, OWNING, AND DISPOSING OF OUR CLASS A COMMON STOCK, AS WELL
AS THE APPLICATION OF ANY U.S. FEDERAL NON-INCOME, STATE, LOCAL AND NON-U.S. INCOME,
GIFT, ESTATE AND OTHER TAX LAWS.
Distributions
As described in the section titled “Dividend Policy,” we do not anticipate declaring or paying dividends to holders of our Class A common stock in the foreseeable future. However, if we do make distributions of cash or property on our Class A common stock (other than certain pro rata distributions of our stock), such distributions will be treated as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under U.S.
federal income tax principles). Amounts not treated as dividends for U.S. federal income tax purposes will be treated as a tax-free return of capital and first be applied against and reduce a Non-U.S. Holder’s tax basis in its shares of our Class A common stock, but not below zero. Any excess will be treated as capital gain from the sale or exchange of the Non-U.S. Holder’s shares of Class A common stock taxable as described below under “—Sale or Disposition of Class A Common Stock.”
Dividends paid to a Non-U.S. Holder of our Class A common stock that are not effectively connected with the Non-
U.S. Holder’s conduct of a trade or business within the United States will generally be subject to withholding of
U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty, provided the Non-U.S. Holder furnishes a valid IRS Form W-8BEN or W-8BEN-E (or other applicable documentation) certifying qualification for the lower treaty rate. These certifications must be provided to the applicable withholding agent prior to the payment of dividends and must be updated periodically. A Non-U.S.
Holder that does not timely furnish the required documentation, but is eligible for a reduced rate of withholding tax under an income tax treaty, may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for refund with the IRS. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under an applicable income tax treaty and the manner of claiming the benefits of such treaty.
Dividends that are effectively connected with a Non-U.S. Holder’s conduct of a trade or business within the United
States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base that such holder maintains or maintained in the United States) are not subject to the withholding tax described above but instead are subject to U.S. federal income tax on a net income basis at applicable graduated U.S. federal income tax rates. In order for its effectively connected dividends to be exempt from the withholding tax described above, a Non-U.S. Holder will be required to provide a duly completed and properly executed IRS Form W-8ECI, certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States. Dividends received by a Non-U.S. Holder that is a corporation that are effectively connected with its conduct of a trade or business within the United States may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. Non-U.S.
Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.
Sale or Disposition of Class A Common Stock
A Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax on any gain recognized upon the sale, exchange or other taxable disposition of shares of our Class A common stock, unless:
•such gain is effectively connected with the conduct by such Non-U.S. Holder of a trade or business within the
United States and, if the Non-U.S. Holder is entitled to claim treaty benefits (and the Non-U.S. Holder complies with applicable certification and other requirements), is attributable to a permanent establishment or fixed base maintained by the Non-U.S. Holder within the United States;
•such Non-U.S. Holder is a nonresident alien individual who is present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are met; or

Confidential Treatment Requested by Space Exploration Technologies Corp.
Pursuant to 17 C.F.R. Section 200.83
•we are or have been a “United States real property holding corporation” for U.S. federal income tax purposes at any time within the shorter of the five-year period ending on the date of disposition or the period that such Non-
U.S. Holder held shares of our Class A common stock.
A Non-U.S. Holder described in the first bullet point immediately above will be subject to tax on the gain derived from the sale or other disposition in the same manner as if the Non-U.S. Holder were a U.S. person as defined under the Code. In addition, if any Non-U.S. Holder described in the first bullet point immediately above is a corporation, the gain realized by such Non-U.S. Holder may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. An individual Non-U.S. Holder described in the second bullet point immediately above will be subject to a 30% (or such lower rate as may be specified by an applicable income tax treaty) tax on the gain derived from the sale or other taxable disposition, which gain may be offset by U.S. source capital losses even though the individual is not considered a resident of the United States, provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.
Generally, a corporation is a “United States real property holding corporation” (“USRPHC”) if the fair market value of its United States real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business (all as determined for
U.S. federal income tax purposes). We believe we are not and do not anticipate becoming a USRPHC for U.S.
federal income tax purposes. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property interests relative to the fair market value of our business assets, there can be no assurances that we are not a USRPHC or will not become one in the future. Even if we became a USRPHC, a
Non-U.S. Holder would not be subject to U.S. federal income tax on a sale, exchange, or other taxable disposition of our Class A common stock by reason of our status as USRPHC so long as our Class A common stock is regularly traded on an established securities market (within the meaning of the applicable regulations) and such Non-U.S.
Holder does not own and is not deemed to own (directly, indirectly or constructively) more than 5% of our outstanding Class A common stock at any time during the shorter of the five year period ending on the date of disposition and such holder’s holding period. Each Non-U.S. Holder should consult its tax advisor regarding the possible consequences to them if we are, or were to become, a USRPHC.
Information Reporting Requirements and Backup Withholding
The amount of dividends or proceeds paid to a Non-U.S. Holder, the name and address of the Non-U.S. Holder and the amount of tax, if any, withheld generally will be reported to the IRS. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides. A Non-U.S. Holder generally will be required to provide proper certification
(usually on an IRS Form W-8BEN or W-8BEN-E, as applicable) to establish that the Non-U.S. Holder is not a U.S.
person or otherwise qualifies for an exemption in order to avoid backup withholding tax with respect to our payment of dividends on, or the proceeds from the disposition of, our Class A common stock. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against that Non-U.S. Holder’s U.S. federal income tax liability provided the required information is timely furnished to the IRS. Each Non-U.S. Holder should consult its tax advisor regarding the application of the information reporting rules and backup withholding to it.
Additional Withholding Tax on Payments Made to Foreign Accounts
Withholding taxes may be imposed under Sections 1471 to 1474 of the Code, the Treasury Regulations promulgated thereunder and other official guidance (commonly referred to as “FATCA”) on certain types of payments made to
non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on, or (subject to the proposed Treasury Regulations discussed below) gross proceeds from the sale or other disposition of, our Class A common stock paid to a “foreign financial institution” or a “non-
financial foreign entity” (each as defined in the Code), unless applicable exceptions apply. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing
FATCA may be subject to different rules.

Confidential Treatment Requested by Space Exploration Technologies Corp.
Pursuant to 17 C.F.R. Section 200.83
Under the applicable Treasury Regulations and administrative guidance, withholding under FATCA generally applies to payments of dividends on our Class A common stock. However, under proposed Treasury Regulations (on which taxpayers may rely until final Treasury Regulations are issued), this withholding tax will not apply to the gross proceeds from the sale, exchange, redemption or other taxable disposition of our Class A common stock.
There can be no assurance that the proposed Treasury Regulations will be finalized in their present form.
Each Non-U.S. Holder should consult its tax advisor regarding the effects of FATCA on its investment in our Class
A common stock.
THE PRECEDING DISCUSSION OF U.S. FEDERAL INCOME TAX CONSIDERATIONS IS NOT TAX
ADVICE. EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS TAX ADVISOR REGARDING THE
PARTICULAR U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES OF PURCHASING,
OWNING, AND DISPOSING OF OUR CLASS A COMMON STOCK, INCLUDING THE CONSEQUENCES
OF ANY PROPOSED CHANGE IN APPLICABLE LAWS, INTERGOVERNMENTAL AGREEMENTS, OR
TAX TREATIES.

Confidential Treatment Requested by Space Exploration Technologies Corp.
Pursuant to 17 C.F.R. Section 200.83
UNDERWRITING
Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the
underwriters named below, for whom                                                                       are acting as representatives, have
severally agreed to purchase, and we have agreed to sell to them, severally, the number of shares of Class A common stock indicated below:

Name	Number of Shares
.............................................................................................................................................
.............................................................................................................................................
.............................................................................................................................................
.............................................................................................................................................
.............................................................................................................................................
Total ..............................................................................................................................................
The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,”
respectively. The underwriters are offering the shares of Class A common stock subject to their acceptance of such shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of Class A common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of Class A common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’
option to purchase additional shares described below. The offering of the shares of Class A common stock by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.
The underwriters initially propose to offer part of the shares of Class A common stock directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a
concession not in excess of $                per share of Class A common stock under the public offering price. After the initial offering of the shares of Class A common stock, the offering price and other selling terms may from time to time be varied by the representatives. Sales of Class A common stock made outside of the United States may be made by affiliates of the underwriters.
We have granted to the underwriters an option, exercisable for 30 days after the date of this prospectus, to purchase
up to                 additional shares of Class A common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of Class A common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of Class A common stock listed next to the names of all underwriters in the preceding table.
The following table shows the per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the
underwriters’ option to purchase up to an additional                 shares of Class A common stock.

Total
	Per Share	No Exercise	Full Exercise
Public offering price .......................................................................	$	$	$
Underwriting discounts and commissions to be paid by us ...........	$	$	$
Proceeds, before expenses, to us ....................................................	$	$	$
The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are
approximately $               . We have agreed to reimburse the underwriters for their reasonable expenses relating to
clearance of this offering with the Financial Industry Regulatory Authority up to $               .

Confidential Treatment Requested by Space Exploration Technologies Corp.
Pursuant to 17 C.F.R. Section 200.83
The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of shares of Class A common stock offered by them.
We intend to apply to list our Class A common stock on                 under the trading symbol “               .”
We currently anticipate that             % of the shares offered hereby will, at our request, be offered to retail investors
through                     , as selling group members, via their respective online brokerage platforms. These platforms are not affiliated with us. Purchases through these platforms will be subject to the terms, conditions and requirements set by each selling group member. Any purchase of our Class A common stock in this offering through these platforms will be at the same initial public offering price, and at the same time, as any other purchases in this offering, including purchases by institutions and other large investors. The selling group members’ platforms and information on the selling group members’ applications do not form a part of this prospectus.
We have agreed with the underwriters that during the period of               days after the date of this prospectus (the
“lock-up period”), without the prior written consent of                     , on behalf of the underwriters, we will not (a)
offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise transfer or dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any of our common stock or other securities substantially similar to our common stock, including but not limited to any options or warrants to purchase shares of our common stock or any securities that are convertible into or exchangeable for, or that represent the right to receive, common stock or any such substantially similar securities, or publicly disclose the intention to do any of the foregoing, or (b) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of any of our common stock or such other securities, whether any such transaction described in clause (a) or (b) above is to be settled by delivery of our common stock or such
other securities, in cash or otherwise. These restrictions do not apply to:                     .
Our directors, executive officers and certain holders of our common stock, and securities convertible into, exchangeable for or that represent the right to receive our common stock, (such persons, the “lock-up parties”) have entered into lock-up agreements with the underwriters pursuant to which each lock-up party, for the duration of the lock-up period, may not (and may not cause any of their direct or indirect affiliates to), without the prior written
consent of                     , on behalf of the underwriters: (a) offer, sell, contract to sell, pledge, grant any option, right or warrant to purchase, purchase any option or contract to sell, lend or otherwise transfer or dispose of any shares of our common stock, or any options or warrants to purchase any shares of our common stock or any securities convertible into, exchangeable for or that represent the right to receive shares of our common stock (such shares of common stock, options, rights, warrants or other securities, collectively, the “lock-up securities”), including without limitation any such lock-up securities now owned or hereafter acquired by the lock-up parties, (b) engage in any hedging or other transaction or arrangement (including, without limitation, any short sale or the purchase or sale of, or entry into, any put or call option, or combination thereof, forward, swap or any other derivative transaction or instrument, however described or defined) which is designed to or which reasonably could be expected to lead to or result in a sale, loan, pledge, or other disposition (whether by the undersigned or someone other than the undersigned), or transfer of any of the economic consequences of ownership, in whole or in part, directly or indirectly, of any lock-up securities, whether any such transaction or arrangement (or instrument provided for thereunder) would be settled by delivery of our common stock or such other securities, in cash or otherwise, (c)
make any demand for or exercise any right with respect to the registration of any lock-up securities, or (d) otherwise publicly announce any intention to engage in or cause any action, activity, transaction or arrangement described in clause (a), (b) or (c) above. The foregoing restrictions on our directors, executive officers and certain other holders
do not apply to, among other things, and subject in certain cases to various conditions:                     .
In order to facilitate the offering of our Class A common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of our Class A common stock. Specifically, the underwriters may sell more shares of Class A common stock than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the option to purchase additional shares. The underwriters can close out a covered short sale by exercising the option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of our Class A common stock compared to the price available under the option to

Confidential Treatment Requested by Space Exploration Technologies Corp.
Pursuant to 17 C.F.R. Section 200.83
purchase additional shares. The underwriters may also sell shares of Class A common stock in excess of the option to purchase additional shares, creating a naked short position. The underwriters must close out any naked short position by purchasing shares of Class A common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our Class A common stock in the open market after pricing that could adversely affect investors who purchase shares of Class A common stock in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, shares of Class A common stock in the open market to stabilize the price of our Class A common stock.
These activities may raise or maintain the market price of our Class A common stock above independent market levels or prevent or retard a decline in the market price of our Class A common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.
We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.
A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of shares of Class A common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to the underwriters that may make internet distributions on the same basis as other allocations.
The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses. Certain of the underwriters and their respective affiliates have in the past been, are currently, and
may in the future be, our customers in arm’s length transactions. In addition,            advised us in connection with
the acquisition of xAI. Affiliates of                                                          serve as lenders or administrative agents
under the SpaceX Bridge Loan and as lender, administrative agent, joint lead arrangers and joint bookrunners under the SpaceX Credit Facility.
In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.
Pricing of the Offering
Prior to this offering, there has been no public market for our Class A common stock. The initial public offering price has been determined by negotiations between us and the representatives. Among the factors considered in determining the initial public offering price were prevailing market conditions, our future prospects and those of our industry in general, our historical financial and operating performance in recent periods, an assessment by our management and the consideration of the above factors in relation to market valuation of companies engaged in activities similar to ours.
Directed Share Program
At our request, the underwriters have reserved                 percent of the shares of Class A common stock to be issued
by the Company and offered by this prospectus for sale, at the initial public offering price, to                . If purchased
by these persons, these shares of Class A common stock will be subject to a                -day lock-up restriction. The
number of shares of Class A common stock available for sale to the general public will be reduced to the extent these individuals purchase such reserved shares of Class A common stock. Any reserved shares of Class A common

Confidential Treatment Requested by Space Exploration Technologies Corp.
Pursuant to 17 C.F.R. Section 200.83
stock that are not so purchased will be offered by the underwriters to the general public on the same basis as the other shares of Class A common stock offered by this prospectus.
Offerings Outside the United States
This offering includes public offerings in Australia, certain provinces and territories of Canada, the European Union,
Japan and the United Kingdom. Approximately                 shares of our Class A common stock have been allocated
to the Australian public offering,                 shares of our Class A common stock have been allocated to the Canadian
public offering,                 shares of our Class A common stock have been allocated to the public offering in the
European Union,                 shares of our Class A common stock have been allocated to the Japanese public offering
and                 shares of our Class A common stock have been allocated to the public offering in the United
Kingdom. The completion of this offering is not conditioned upon completion of the public offerings in Australia,
Canada, the European Union, Japan, or the United Kingdom. The shares of Class A common stock will be offered in
Australia through                , in Canada through                , in the European Union through                , in Japan
through                , and in the United Kingdom through                . We do not currently intend to list our Class A
common stock on any exchange in such jurisdictions.
Subject to applicable law, the underwriters may offer shares of our Class A common stock outside of the United
States, Australia, Canada, the European Union, Japan and the United Kingdom. No shares of our Class A common stock will be offered or sold in any jurisdiction except by or through brokers or dealers duly registered under the applicable securities laws of that jurisdiction, or in circumstances where any exemption from such registration requirements is available.
Selling Restrictions
Brazil
The offer and sale of the shares of Class A common stock have not been and will not be registered with the Brazilian
Securities Commission (Comissão de Valores Mobiliários, or “CVM”) and, therefore, will not be carried out by any means that would constitute a public offering in Brazil under CVM Resolution No. 160, dated 13 July 2022, as amended, or unauthorized distribution under Brazilian laws and regulations. The shares of Class A common stock will be authorized for trading on organized non-Brazilian securities markets and may only be offered to Brazilian
Professional Investors (as defined by applicable CVM regulation), who may only acquire the shares of Class A common stock through a non-Brazilian account, with settlement outside Brazil in non-Brazilian currency. The trading of the shares of Class A common stock on regulated securities markets in Brazil is prohibited.
China
This prospectus will not be circulated or distributed in the People’s Republic of China (the “PRC”) and the shares of
Class A common stock will not be offered or sold, and will not be offered or sold to any person for re-offering or resale directly or indirectly, to any residents of the PRC (for such purposes, not including the Hong Kong and Macau
Special Administrative Regions or Taiwan), except pursuant to any applicable laws and regulations of the PRC.
Neither this prospectus nor any advertisement or other offering material may be distributed or published in the PRC, except under circumstances that will result in compliance with applicable laws and regulations.
Dubai
This prospectus relates to an “Exempt Offer” in accordance with the Offered Securities Rules of the Dubai Financial
Services Authority (the “DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares of Class A common stock to which this prospectus relates may be illiquid or subject to restrictions on their resale. Prospective purchasers of the shares of Class A common stock should conduct their own due diligence on the shares of Class A common stock. If you do not understand the contents of this prospectus, you should consult an authorized financial advisor.

Confidential Treatment Requested by Space Exploration Technologies Corp.
Pursuant to 17 C.F.R. Section 200.83
Hong Kong
The shares of Class A common stock have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance
(Cap. 571 of the laws of Hong Kong) (the “SFO”) and any rules made thereunder; or (b) in other circumstances which do not result in this prospectus being a “prospectus” as defined in the Companies (Winding Up and
Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong) (the “CO”) or which do not constitute an offer to the public within the meaning of the CO. No advertisement, invitation or document relating to the shares of
Class A common stock has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong)
other than with respect to the shares of Class A common stock which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the SFO and any rules made thereunder.
Korea
The shares of Class A common stock have not been and will not be registered under the Financial Investments
Services and Capital Markets Act of Korea and the decrees and regulations thereunder (the “FSCMA”), and the shares of Class A common stock have been and will be offered in Korea as a private placement under the FSCMA.
None of the shares of Class A common stock may be offered, sold or delivered directly or indirectly, or offered or sold to any person for re-offering or resale, directly or indirectly, in Korea or to any resident of Korea except pursuant to the applicable laws and regulations of Korea, including the FSCMA and the Foreign Exchange
Transaction Law of Korea and the decrees and regulations thereunder (the “FETL”). The shares of Class A common stock have not been listed on any of securities exchanges in the world including, without limitation, the Korea
Exchange in Korea. Furthermore, the purchaser of the shares of Class A common stock shall comply with all applicable regulatory requirements (including but not limited to requirements under the FETL) in connection with the purchase of the shares of Class A common stock. By the purchase of the shares of Class A common stock, the relevant holder thereof will be deemed to represent and warrant that if it is in Korea or is a resident of Korea, it purchased the shares of Class A common stock pursuant to the applicable laws and regulations of Korea.
Mexico
The shares of Class A common stock have not been and will not be registered with the Mexican National Securities
Registry (Registro Nacional de Valores or the “RNV”) maintained by the Mexican National Banking and Securities
Commission (Comisión Nacional Bancaria y de Valores, or the “CNBV”), and therefore, may not be offered or sold publicly in Mexico or otherwise be subject to intermediation activities in Mexico. However, the shares of Class A common stock may only be offered and sold in Mexico on a private placement basis to investors that qualify as institutional or qualified investors pursuant to the private placement exemption set forth in Article 8 of the Mexican
Securities Market Law (Ley del Mercado de Valores) and regulations thereunder. The information contained in this prospectus is solely our responsibility and has not been reviewed or authorized by the CNBV and may not be publicly distributed in Mexico. In making an investment decision, all investors, including any Mexican investor, who may acquire the shares of Class A common stock from time to time, must rely on their own examination of us and the terms of this offering and the shares of Class A common stock, including the merits and risks involved.
Peru
The shares of Class A common stock and the information contained herein are not being publicly marketed or offered in Peru and will not be distributed or caused to be distributed to the general public in Peru. Peruvian securities laws and regulations on public offerings will not be applicable to this offering and therefore, the disclosure obligations set forth therein will not be applicable to the Company or the sellers of the shares of Class A common stock before or after their acquisition by prospective investors. The shares of Class A common stock and the information contained herein have not been and will not be reviewed, confirmed, approved or in any way submitted to the Superintendencia del Mercado de Valores (Peruvian capital market regulator) (the “SMV”), nor have they been registered with the SMV’s Securities Market Public Registry (Registro Público del Mercado de Valores).

Confidential Treatment Requested by Space Exploration Technologies Corp.
Pursuant to 17 C.F.R. Section 200.83
Accordingly, the shares of Class A common stock cannot be offered or sold within Peruvian territory except to the extent any such offering or sale qualifies as a private offering under Peruvian law and regulations and complies with the provisions on private offerings set forth therein.
Saudi Arabia
This prospectus may not be distributed in the Kingdom of Saudi Arabia except to such persons as are permitted under the Rules on the Offer of Securities and Continuing Obligations Regulations as issued by the board of the
Saudi Arabian Capital Market Authority (the “CMA”) pursuant to resolution number 3-123-2017 dated 27
December 2017, as amended. The CMA does not make any representation as to the accuracy or completeness of this prospectus and expressly disclaims any liability whatsoever for any loss arising from, or incurred in reliance upon, any part of this prospectus. Prospective purchasers of the shares of Class A common stock offered hereby should conduct their own due diligence on the accuracy of the information relating to the shares of Class A common stock.
If you do not understand the contents of this prospectus, you should consult an authorized financial adviser.
Singapore
This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, the shares of Class A common stock may not be offered or sold, or made the subject of an invitation for subscription or purchase, nor may this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase of the shares of Class A common stock be circulated, whether directly or indirectly, to any person in Singapore other than (i) to an institutional investor (as defined in Section 4A of the
Securities and Futures Act 2001 of Singapore, as modified or amended from time to time (the “SFA”)) pursuant to
Section 274 of the SFA or (ii) to an accredited investor (as defined in Section 4A of the SFA) pursuant to and in accordance with the conditions specified in Section 275 of the SFA.
Switzerland
The shares of Class A common stock may not be publicly offered in Switzerland and will not be listed on the SIX
Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This prospectus has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing
Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this prospectus nor any other offering or marketing material relating to the shares of Class A common stock or the offering may be publicly distributed or otherwise made publicly available in Switzerland.
Neither this prospectus nor any other offering or marketing material relating to the offering, us or the shares of Class
A common stock have been or will be filed with or approved by any Swiss regulatory authority. In particular, this prospectus will not be filed with, and the offer of the shares of Class A common stock will not be supervised by,
FINMA, and the offer of the shares of Class A common stock has not been and will not be authorized under CISA.
The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of the shares of Class A common stock.
Taiwan
The shares of Class A common stock have not been and will not be registered with the Financial Supervisory
Commission of Taiwan pursuant to relevant securities laws and regulations and may not be sold, issued or offered within Taiwan through a public offering or in circumstances which constitutes an offer within the meaning of the
Securities and Exchange Act of Taiwan that requires a registration or approval of the Financial Supervisory
Commission of Taiwan. No person or entity in Taiwan has been authorized to offer, sell, give advice regarding or otherwise intermediate the offering and sale of the shares of Class A common stock in Taiwan.
United Arab Emirates
The shares of Class A common stock have not been, and are not being, publicly offered, sold, promoted or advertised in the United Arab Emirates (including the Dubai International Financial Centre) other than in

Confidential Treatment Requested by Space Exploration Technologies Corp.
Pursuant to 17 C.F.R. Section 200.83
compliance with the laws of the United Arab Emirates (and the Dubai International Financial Centre) governing the issue, offering and sale of the shares of Class A common stock. Further, this prospectus does not constitute a public offer of securities in the United Arab Emirates (including the Dubai International Financial Centre) and is not
intended to be a public offer. This prospectus has not been approved by or filed with the Central Bank of the United
Arab Emirates, the Securities and Commodities Authority, Financial Services Regulatory Authority or the Dubai
Financial Services Authority.

Confidential Treatment Requested by Space Exploration Technologies Corp.
Pursuant to 17 C.F.R. Section 200.83
LEGAL MATTERS
The validity of the shares of Class A common stock offered by this prospectus will be passed upon for us by Gibson,
Dunn & Crutcher LLP, Houston, Texas. Certain legal matters in connection with this offering will be passed upon for the underwriters by Davis Polk & Wardwell LLP, New York, New York.
EXPERTS
The financial statements as of December 31, 2025 and 2024 and for each of the three years in the period ended
December 31, 2025 included in this prospectus have been so included in reliance on the report of
PricewaterhouseCoopers LLP (which contains an explanatory paragraph relating to the Company’s significant transactions with related parties, as described in Note 18 to the consolidated financial statements), an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.
WHERE YOU CAN FIND ADDITIONAL INFORMATION
We have filed with the SEC a registration statement on Form S-1 under the Securities Act relating to the shares of our Class A common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules thereto. For more information regarding us and the shares of our Class A common stock offered by this prospectus, we refer you to the full registration statement, including the exhibits and schedules filed therewith. This prospectus summarizes certain provisions of certain contracts and other documents filed as exhibits to which we refer you.
Because the summaries may not contain all of the information that you may find important, you should review the full text of those documents.
The SEC maintains a website at www.sec.gov that contains reports, information statements and other information regarding issuers that file electronically with the SEC. Our registration statement, of which this prospectus constitutes a part, can be downloaded from the SEC’s website. As a result of the offering, we will become subject to the reporting requirements of the Exchange Act and will file with or furnish to the SEC periodic reports and other information. We intend to furnish or make available to our shareholders annual reports containing our audited consolidated financial statements prepared in accordance with GAAP. We also intend to furnish or make available to our shareholders quarterly reports containing our unaudited interim financial information, for the first three fiscal quarters of each fiscal year. Our website is located at www.spacex.com. Following the completion of this offering, we intend to make our periodic reports and other information filed with or furnished to the SEC available, free of charge, through our website, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information contained on our website or linked therein or otherwise connected thereto does not constitute part of nor is it incorporated by reference into this prospectus or the
registration statement of which this prospectus forms a part. We may use our website www.spacex.com/                or
our X account to make information publicly available for purposes of Regulation FD from time to time.

Confidential Treatment Requested by Space Exploration Technologies Corp.
Pursuant to 17 C.F.R. Section 200.83
INDEX TO FINANCIAL STATEMENTS

Page
Space Exploration Technologies Corp.
Audited Consolidated Financial Statements
Report of Independent Registered Public Accounting Firm ...................................................................	F-2
Consolidated Balance Sheets as of December 31, 2025 and 2024 ..........................................................	F-4
Consolidated Statements of Operations for the Years Ended December 31, 2025, 2024, and 2023 ......	F-5
Consolidated Statements of Comprehensive Income (Loss) for the Years Ended December 31, 2025,
2024, and 2023 .....................................................................................................................................
F-6
Consolidated Statements of Redeemable Convertible Preferred Stock and Shareholders' Equity for
the Years Ended December 31, 2025, 2024, and 2023 ........................................................................
F-7
Consolidated Statements of Cash Flows for the Years Ended December 31, 2025, 2024, and 2023 .....	F-8
Notes to Consolidated Financial Statements ...........................................................................................	F-10

Confidential Treatment Requested by Space Exploration Technologies Corp.
Pursuant to 17 C.F.R. Section 200.83
Report of Independent Registered Public Accounting Firm
The (i) February 2026 reorganization of entities under common control described in Note 1 to the consolidated financial statements and (ii) changes in reportable segments described in Note 19 to the consolidated financial statements have not been included in a set of financial statements prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP) covering a period in which these events have occurred. Once a set of US GAAP financial statements that reflects the reorganization of entities under common control and the change in reportable segments is issued, we will be in a position to furnish the following report.
/s/ PricewaterhouseCoopers LLP
Los Angeles, California
March 30, 2026
“Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of Space Exploration Technologies Corp.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Space Exploration Technologies Corp. and its subsidiaries (the “Company”) as of December 31, 2025 and 2024, and the related consolidated statements of operations, of comprehensive income (loss), of redeemable convertible preferred stock and shareholders' equity and of cash flows for each of the three years in the period ended December 31, 2025, including the related notes
(collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31,
2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended
December 31, 2025 in conformity with accounting principles generally accepted in the United States of
America.
Change in Accounting Principle
As discussed in Note 2 to the consolidated financial statements, the Company changed the manner in which it accounts for digital assets in 2024.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits.
We are a public accounting firm registered with the Public Company Accounting Oversight Board (United
States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S.
federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits of these consolidated financial statements in accordance with the standards of the
PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.
Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Confidential Treatment Requested by Space Exploration Technologies Corp.
Pursuant to 17 C.F.R. Section 200.83
Significant Transactions with Related Parties
As discussed in Note 18 to the consolidated financial statements, the Company has entered into significant transactions with related parties.
Critical Audit Matters
The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.
Revenue Recognition – Estimate of Total Cost at Completion for Certain Contracts Recognized Over Time
As described in Notes 2 and 3 to the consolidated financial statements, the Company recognized revenue of $4.1 billion and $11.4 billion for the year ended December 31, 2025 within the Space and Connectivity segments, respectively, a portion of which related to contracts recognized over time using the cost-to-cost input method.
Under the cost-to-cost input method, the Company records revenue based upon costs (such as materials and labor hours) incurred to date relative to the total estimated cost at completion. Developing the estimated total cost at completion for each performance obligation requires the use of significant management judgment, including assumptions regarding (i) launch timing, labor hours, allocation of shared costs for launch vehicles that have been identified as reusable for multiple launches, as well as expected technological changes to launch vehicles and spacecraft for Space contracts, and (ii) labor hours, allocation of shared costs used in the production of satellites, satellite material costs, as well as expected technological changes to satellites for
Connectivity contracts. The Company recognizes changes in estimated contract revenue or costs at completion and the resulting changes in contract profit on a cumulative basis.
The principal considerations for our determination that performing procedures relating to revenue recognition –
estimate of total cost at completion for certain contracts recognized over time is a critical audit matter are (i) the significant judgment by management in developing the estimate of total cost at completion, including significant judgments and assumptions on a contract by contract basis, and (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating audit evidence related to management’s estimate of total cost at completion, including estimated labor hours.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included, among others,
(i) testing the completeness and accuracy of underlying data used by management related to actual costs to date,
(ii) testing management’s process for developing the estimate of total cost at completion, including evaluating on a test basis, the reasonableness of certain significant judgments and assumptions considered by management specific to each contract, including estimated labor hours. Evaluating the significant judgments and assumptions related to the estimates of total cost at completion involved evaluating whether the significant judgments and assumptions used by management were reasonable considering (i) management’s historical forecasting accuracy; (ii) evidence to support the relevant aforementioned assumptions; (iii) the consistent application of accounting policies; and (iv) the timely identification of circumstances which may require a modification to a previous estimate.
Los Angeles, California
March 30, 2026, except for the effects of the reorganization of entities under common control discussed in Note
1 to the consolidated financial statements and the change in reportable segments discussed in Note 19 to the consolidated financial statements, as to which the date is __________
We have served as the Company’s auditor since 2012.”

Confidential Treatment Requested by Space Exploration Technologies Corp.
Pursuant to 17 C.F.R. Section 200.83
Space Exploration Technologies Corp.
Consolidated Balance Sheets
(in millions, except per share data)

	December 31,
	2025	2024
Assets
Current assets
Cash and cash equivalents ...................................................................................................................	$24,747	$11,385
Marketable securities ..........................................................................................................................	—	800
Accounts receivable, net of allowance for credit losses of $39 and $119 at December 31, 2025 and 2024, respectively ....................................................................................................................	1,579	1,052
Inventory .............................................................................................................................................	2,416	2,003
Prepaid expenses and other current assets ..........................................................................................	2,210	868
Total current assets ........................................................................................................................	30,952	16,108
Property, plant, and equipment, net(a) .......................................................................................................	42,602	21,147
Finance lease right-of-use assets ...............................................................................................................	1,260	1,686
Intangible assets, net .................................................................................................................................	1,548	2,211
Digital assets .............................................................................................................................................	1,637	1,749
Goodwill ....................................................................................................................................................	11,809	11,129
Deferred tax assets ....................................................................................................................................	141	696
Other assets ...............................................................................................................................................	2,130	2,336
Total assets ..................................................................................................................................	$92,079	$57,062
Liabilities, Redeemable Convertible Preferred Stock, and Shareholders’ Equity
Current liabilities
Accounts payable ................................................................................................................................	11,792	4,413
Deferred revenue, current ..................................................................................................................	6,111	5,498
Debt and finance leases, current(a) .......................................................................................................	928	372
Accrued expenses and other current liabilities ...................................................................................	2,569	1,508
Total current liabilities ..................................................................................................................	21,400	11,791
Long-term liabilities
Deferred revenue, net of current ..............................................................................................................	6,005	4,681
Debt and finance leases, net of current(a) .................................................................................................	21,968	13,421
Other liabilities ..........................................................................................................................................	1,381	1,365
Total liabilities ............................................................................................................................	50,754	31,258
Commitments and contingencies (Note 17)
Redeemable convertible preferred stock
Redeemable convertible preferred stock, par value $0.001; 2,351 and 1,997 shares issued; 2,046 and 1,748 shares outstanding as of December 31, 2025 and 2024, respectively ............................	38,752	20,941
Shareholders’ equity
Class A common stock, par value $0.001; 407 and 366 shares issued; 391 and 367 shares outstanding as of December 31, 2025 and 2024, respectively .......................................................	1	0
Class B common stock, par value $0.001; 129 and 154 shares issued and outstanding as of December 31, 2025 and 2024, respectively ........................................................................................	0	0
Class C common stock, par value $0.001; 96 and 84 shares issued and outstanding as of December 31, 2025 and 2024, respectively ........................................................................................	0	0
Class D common stock, par value $0.0001; no shares issued and outstanding as of December 31, 2025 and 2024, respectively ................................................................................................................	—	—
Additional paid-in capital ..........................................................................................................................	37,709	35,868
Accumulated deficit ..................................................................................................................................	(37,035)	(32,098)
Accumulated other comprehensive income ..............................................................................................	1,898	1,093
Total shareholders’ equity ........................................................................................................	2,573	4,863
Total liabilities, redeemable convertible preferred stock, and shareholders’ equity ..........	$92,079	$57,062
__________________
(a)Refer to Note 18, Related Party Transactions for additional details on related party arrangements.
The accompanying notes are an integral part of these consolidated financial statements.

Confidential Treatment Requested by Space Exploration Technologies Corp.
Pursuant to 17 C.F.R. Section 200.83
Space Exploration Technologies Corp.
Consolidated Statements of Operations
(in millions, except per share data)

	Year Ended December 31,
	2025	2024	2023
Revenue ........................................................................................	$18,674	$14,015	$10,387
Costs and expenses
Cost of revenue ..........................................................................	9,451	7,996	6,110
Research and development ........................................................	8,643	3,464	2,105
Selling, general, and administrative ..........................................	2,644	1,813	1,665
Restructuring charges ................................................................	487	213	237
Impairment ................................................................................	38	63	3,775
Total costs and expenses .......................................................	21,263	13,549	13,892
Income (loss) from operations ....................................................	(2,589)	466	(3,505)
Interest expense(a) ...........................................................................	(1,945)	(1,580)	(1,693)
Interest income ...............................................................................	492	371	249
Other income (expense), net ...........................................................	(177)	985	(42)
Income (loss) before income taxes ..............................................	(4,219)	242	(4,991)
Provision for (benefit from) income taxes .....................................	718	(549)	(363)
Net income (loss) ..........................................................................	$(4,937)	$791	$(4,628)
Net income (loss) attributable to shareholders - basic ...............	$(4,937)	$18	$(4,628)
Net income (loss) attributable to shareholders - diluted ............	$(4,937)	$21	$(4,628)

Net income (loss) per share of common stock attributable to common shareholders
Basic ..........................................................................................	$(8.44)	$0.03	$(8.39)
Diluted .......................................................................................	$(8.44)	$0.01	$(8.39)
Weighted average shares used in computing net income (loss) per share of common stock
Basic ..........................................................................................	585	570	552
Diluted .......................................................................................	585	1,991	552
__________________
(a)Refer to Note 18, Related Party Transactions for additional details on related party arrangements.
The accompanying notes are an integral part of these consolidated financial statements.

Confidential Treatment Requested by Space Exploration Technologies Corp.
Pursuant to 17 C.F.R. Section 200.83
Space Exploration Technologies Corp.
Consolidated Statements of Comprehensive Income (Loss)
(in millions)

	Year Ended December 31,
	2025	2024	2023
Net income (loss) .........................................................................	$(4,937)	$791	$(4,628)
Other comprehensive income (loss)
Change in foreign currency translation adjustments, net of tax ....	805	(391)	222
Unrealized gains (losses) on marketable securities, net of tax ......	0	(1)	1
Other comprehensive income (loss) ..............................................	805	(392)	223
Comprehensive income (loss) ....................................................	$(4,132)	$399	$(4,405)
The accompanying notes are an integral part of these consolidated financial statements.

Confidential Treatment Requested by Space Exploration Technologies Corp.
Pursuant to 17 C.F.R. Section 200.83
Space Exploration Technologies Corp.
Consolidated Statements of Redeemable Convertible Preferred Stock and Shareholders’ Equity
(in millions)

	Redeemable Convertible Preferred Stock		Common Stock
	Shares	Amount	Shares	Amount	Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income	Total Shareholders’ Equity
Balances at December 31, 2022 ....................................	136	$7,239	548	$0	$35,278	$(28,757)	$1,262	$7,783
Share-based compensation ...............................................	—	3	—	—	784	—	—	784
Issuance of redeemable convertible preferred stock ........	750	750	—	—	—	—	—	—
Common stock issued, net of tax withholding .................	—	—	50	0	(41)	—	—	(41)
Repurchase of common stock ..........................................	—	—	(2)	0	(170)	—	—	(170)
Net loss .............................................................................	—	—	—	—	—	(4,628)	—	(4,628)
Other comprehensive income (loss) .................................	—	—	—	—	—	—	223	223
Balances at December 31, 2023 ....................................	886	$7,992	596	$0	$35,851	$(33,385)	$1,485	$3,951
Adjustment for prior periods from adoption of ASU 2023-08 .......................................................................	—	—	—	—	—	496	—	496
Share-based compensation ..............................................	—	—	—	—	914	—	—	914
Issuance of redeemable convertible preferred stock ........	862	13,001	—	—	—	—	—	—
Common stock issued, net of tax withholding .................	—	—	15	0	72	—	—	72
Repurchase of common and redeemable convertible preferred stock .............................................................	0	(21)	(9)	0	(1,000)	—	—	(1,000)
Conversion of redeemable convertible preferred stock to common stock ..........................................................	0	(31)	3	0	31	—	—	31
Net income ......................................................................	—	—	—	—	—	791	—	791
Other comprehensive income (loss) .................................	—	—	—	—	—	—	(392)	(392)
Balances at December 31, 2024 ....................................	1,748	$20,941	605	$0	$35,868	$(32,098)	$1,093	$4,863
Share-based compensation ..............................................	—	—	—	—	2,087	—	—	2,087
Issuance of redeemable convertible preferred stock ........	299	17,898	—	—	—	—	—	—
Common stock issued, net of tax withholding .................	—	—	19	1	740	—	—	741
Repurchase of common stock ..........................................	—	—	(14)	0	(1,125)	—	—	(1,125)
Conversion of redeemable convertible preferred stock to common stock ..........................................................	(1)	(87)	6	0	87	—	—	87
Transfer of equity in business combination .....................	—	—	0	0	52	—	—	52
Net loss .............................................................................	—	—	—	—	—	(4,937)	—	(4,937)
Other comprehensive income (loss) .................................	—	—	—	—	—	—	805	805
Balances at December 31, 2025 ....................................	2,046	$38,752	616	$1	$37,709	$(37,035)	$1,898	$2,573
The accompanying notes are an integral part of these consolidated financial statements.

Confidential Treatment Requested by Space Exploration Technologies Corp.
Pursuant to 17 C.F.R. Section 200.83
Space Exploration Technologies Corp.
Consolidated Statements of Cash Flows
(in millions)

	Year Ended December 31,
	2025	2024	2023
Cash flows from operating activities
Net income (loss) ...........................................................................	$(4,937)	$791	$(4,628)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization ...................................................	6,701	3,824	2,635
Share-based compensation ........................................................	1,947	784	679
Intangible asset impairment .......................................................	—	—	3,775
Deferred income taxes ...............................................................	626	(675)	(409)
Unrealized (gain) loss on digital assets .....................................	112	(955)	—
Impairment and loss on disposal of fixed assets, net .................	88	135	36
Amortization of debt discount and issuance costs .....................	93	84	212
Other ..........................................................................................	66	115	214
Changes in operating assets and liabilities
Accounts receivable ..............................................................	(543)	(347)	345
Inventory ...............................................................................	(413)	(309)	(72)
Prepaid expenses and other assets ........................................	(673)	(328)	41
Accounts payable ..................................................................	709	472	220
Deferred revenue ..................................................................	1,929	1,876	1,695
Operating lease liabilities, net ...............................................	(56)	(37)	(15)
Other liabilities .....................................................................	1,136	346	(208)
Net cash provided by operating activities ........................	$6,785	$5,776	$4,520
Cash flows from investing activities
Purchases of property, plant, and equipment .................................	(20,737)	(11,163)	(4,415)
Capitalized interest .........................................................................	(169)	—	—
Proceeds from product rebates .......................................................	118	—	—
Purchases of marketable securities .................................................	(611)	(3,542)	(3,535)
Maturities of marketable securities ................................................	548	3,712	2,731
Proceeds from sales of marketable securities .................................	1,457	193	333
Investments in unconsolidated affiliates ........................................	(86)	—	—
Other investing activities, net .........................................................	(95)	4	19
Net cash used in investing activities ..........................................	$(19,575)	$(10,796)	$(4,867)
Cash flows from financing activities
Principal repayments on finance leases ..........................................	(295)	(154)	—
Proceeds from debt and other financing obligations ......................	16,055	—	—
Payment of debt issuance costs	(66)	—	—
Repayments on debt and other financing obligations ....................	(6,858)	(77)	(112)
Proceeds from issuance of capital stock, net of issuance costs ......	18,807	13,101	774
Proceeds from employee equity award plans .................................	328	224	141

Confidential Treatment Requested by Space Exploration Technologies Corp.
Pursuant to 17 C.F.R. Section 200.83

	Year Ended December 31,
	2025	2024	2023
Payments for repurchase of common and redeemable convertible preferred stock ............................................................................	(1,125)	(1,021)	(170)
Taxes paid related to net share settlement of equity award ............	(496)	(243)	(211)
Net cash provided by financing activities ..................................	$26,350	$11,830	$422
Effect of exchange rate changes on cash and cash equivalents ......	63	1	(2)
Net change in cash and cash equivalents and restricted cash .........	13,623	6,811	73
Cash and cash equivalents and restricted cash, beginning of year .	11,501	4,690	4,617
Cash and cash equivalents and restricted cash, end of year ...........	$25,124	$11,501	$4,690
Supplemental disclosures of cash flow information
Cash paid for the following:
Interest, net of interest capitalized .............................................	$1,476	$1,500	$1,365
Income taxes, net .......................................................................	$154	$134	$45
Supplemental schedule of noncash investing and financing activities
Share-based compensation capitalized in property, plant, and equipment, net .............................................................................	$154	$132	$108
Acquisition of property, plant, and equipment included in accounts payable .........................................................................	$7,088	$2,481	$505
The accompanying notes are an integral part of these consolidated financial statements.

Confidential Treatment Requested by Space Exploration Technologies Corp.
Pursuant to 17 C.F.R. Section 200.83
SPACE EXPLORATION TECHNOLOGIES CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(tables in millions, except per share data)
Note 1 - Nature of Business
Description of Business
Space Exploration Technologies Corp. and its wholly owned subsidiaries, collectively referred to as the “Company”
or “SpaceX,” operate three segments – (i) the Space segment designs, manufactures, and launches reusable rockets to provide high cadence, reliable, and affordable access to space at unprecedented scale, (ii) the Connectivity segment operates a worldwide high-speed, low-latency broadband network powered by thousands of Starlink satellites in Low-Earth Orbit, delivering connectivity to millions of consumer, enterprise, and government customers through our Starlink offering, and (iii) the AI segment operates a vertically integrated AI platform spanning a frontier LLM Grok, AI solutions for consumer and enterprise customers, X — a real-time information, entertainment, and free speech platform — and AI computational infrastructure.
SpaceX is advancing the boundaries of space technology and human spaceflight through its Falcon launch vehicles and Dragon spacecraft and is currently developing Starship, a fully reusable transportation system that is designed to carry crew, cargo, satellites, and data centers to Earth orbit, the Moon, Mars, and beyond.
SpaceX operates Starlink which delivers high-speed, low-latency broadband internet to customers around the globe, including to those who live in some of the most remote places on Earth. The Company also provides access to satellite-to-mobile texting and voice services to mobile users (referred to as “Starlink Mobile”).
SpaceX operates a global platform for public conversation known as X (formerly known as Twitter) as well as the
Grok suite of text and multi-modal AI models, accessible to individual users via online platforms such as x.com and to enterprise clients for applications in research, productivity, and decision-making.
The Company’s corporate headquarters is located in Starbase, Texas. SpaceX was incorporated in the state of
Delaware on March 14, 2002 and converted into a corporation organized under the laws of the State of Texas on
February 14, 2024.
On February 2, 2026, the Company completed its acquisition of X.AI Holdings Corp. (“xAI”), pursuant to which
xAI became a wholly-owned subsidiary of the Company (“xAI Merger”). Prior to the xAI Merger, on March 28,
2025, xAI completed its acquisition of X Holdings Corp. (“X”) and X.AI Corp., in which X and X.AI Corp. became wholly-owned subsidiaries of xAI (“X Merger”, and collectively with xAI Merger, “Mergers”). X.AI Corp began operations in March 2023 and Twitter, Inc. (“Twitter”) was acquired by Mr. Elon Musk in October 2022. The
Mergers were each effected through a share exchange.
The Mergers have been accounted for as reorganizations of entities under common control as Mr. Elon Musk had a controlling financial interest in the Company, xAI and X through his majority voting interest in each such entity during the years presented in these consolidated financial statements. The Company’s consolidated financial statements have been prepared to reflect the retrospective combination of the net assets of the entities at their historical carrying amounts for all periods presented. No new goodwill or other intangible assets have been recorded and all historical related party transactions between the entities have been eliminated in consolidation. The capital stock and shareholders’ equity for all periods presented reflects a continuation of the historical SpaceX capital stock and shareholders’ equity, combined with the historical capital stock and shareholders’ equity of X and xAI merged under common control, as adjusted by the respective exchange ratios used to effect the Mergers, except for xAI’s historical redeemable convertible preferred stock. This presentation constitutes a change in reporting entity. Refer to
Note 13, Redeemable Convertible Preferred Stock and Shareholders’ Equity for additional details.
As the consolidated financial statements already reflect the reorganization of entities under common control for all periods presented, separate financial statements of xAI and X are not provided.

Confidential Treatment Requested by Space Exploration Technologies Corp.
Pursuant to 17 C.F.R. Section 200.83
Note 2 - Summary of Significant Accounting Policies
Basis of Presentation
The consolidated financial statements are presented in accordance with generally accepted accounting principles
(“GAAP”) in the United States of America (“U.S.”).
Principles of Consolidation
The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.
Use of Estimates
The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. Amounts which are subject to significant judgment and use of estimates include revenues recognized over time using the cost-to-cost input method, the determination of valuation allowances associated with deferred tax assets and estimates of tax liabilities, reserves for excess and obsolete inventory, fair value of indefinite-lived intangible assets and goodwill, useful lives of property, plant, and equipment, the determination of incremental borrowing rate for lease liabilities, litigation and settlement costs, and the valuation and assumptions underlying share-based compensation. On an ongoing basis, the
Company evaluates its estimates compared to historical experience and current trends, which forms the basis for making judgments about the carrying value of assets and liabilities. In addition, the Company engages valuation specialists to assist in the valuation of equity instruments.
Cash and Cash Equivalents and Restricted Cash
Cash and cash equivalents consist of cash in checking accounts, money market accounts, and certificates of deposit at high quality financial institutions primarily in the U.S. All highly liquid investments with an original maturity of three months or less at the date of purchase are considered to be cash equivalents. The Company maintains certain cash and cash equivalents for which the withdrawal or use is restricted. The restricted cash and cash equivalents are generally held in separate, dedicated accounts required to secure letters of credit related to various customer, insurance, and facility lease agreements.
The Company’s total cash and cash equivalents and restricted cash, as presented in the consolidated statements of cash flows, are as follows:

	Year Ended December 31,
	2025	2024	2023
Cash and cash equivalents ..............................................................	$24,747	$11,385	$4,620
Restricted cash included in prepaid expenses and other current assets ...........................................................................................	182	23	28
Restricted cash included in other assets .........................................	195	93	42
Total as presented in the consolidated statements of cash flows ..........................................................................................	$25,124	$11,501	$4,690
Marketable Securities
The Company’s marketable securities consist primarily of debt securities of the U.S. Government, time deposits and certificates of deposits, and are classified and accounted for as either available-for-sale or held-to-maturity.
Management determines the classification of its investments at the time of purchase and reevaluates the classification at each balance sheet date. Marketable securities are classified as held-to-maturity when the Company has the positive intent and ability to hold the securities to maturity and are carried at cost. The Company’s available-
for-sale investments in marketable securities are recorded at fair value, with any unrealized gains and losses, net of

Confidential Treatment Requested by Space Exploration Technologies Corp.
Pursuant to 17 C.F.R. Section 200.83
taxes, reported as a component of accumulated other comprehensive income (loss) in shareholders’ equity until realized. Realized gains and losses on the sale of available-for-sale marketable securities are recorded in Other income (expense), net. Interest on marketable securities is included in Interest income.
The Company classifies its marketable securities as either short-term or long-term based on each instrument’s underlying contractual maturity date. Marketable securities with maturities of 12 months or less from the balance sheet date are classified as short-term, and maturities greater than 12 months from the balance sheet date are classified as long-term and included in Other assets.
Accounts Receivable, Unbilled Receivables, and Allowance for Credit Losses
The Company extends credit in the normal course of business to its customers and performs credit evaluations on a case-by-case basis. The Company generally does not obtain collateral or other security to secure accounts receivable.
Billed receivables are recorded at their carrying amount, net of allowance for credit losses, and do not bear interest.
Unbilled receivables is comprised principally of revenue recognized on contracts that are not contractually billable at the balance sheet date.
The allowance for credit losses is established through a provision for bad debt expense which is recorded in Selling, general, and administrative expense in the consolidated statements of operations. The Company determines the adequacy of its allowance for credit losses by considering a number of factors including: age of invoices, each customer’s expected ability to pay and collection history, customer-specific information, and current economic conditions that may impact a customer’s ability to pay. Accounts receivable are written off when they are deemed uncollectible.
Fair Value Measurement
Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 820, Fair
Value Measurement, states that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability. The three-tiered fair value hierarchy, which prioritizes which inputs should be used in measuring fair value, is comprised of:
Level IObservable inputs such as quoted prices in active markets
Level IIInputs other than quoted prices in active markets that are observable either directly or indirectly
Level IIIUnobservable inputs for which there is little or no market data
The fair value hierarchy requires the use of observable market data when available in determining fair value. The
Company’s financial assets only include cash equivalents, certain restricted cash accounts, digital assets and marketable securities that are measured and recorded at fair value on a recurring basis. The carrying amounts of the
Company’s other financial instruments, including cash, accounts receivable, and accounts payable approximate fair value because of their short maturities. The carrying value of financing obligations approximate fair value based on the interest rate remaining relatively consistent from the dates these arrangements were initially entered into and/or the overall materiality of the related liability balances.
Launch Vehicles and Spacecraft
The Company has four types of launch vehicles - Falcon 9, Falcon Heavy, Dragon, and Starship.  Falcon 9 and
Falcon Heavy are comprised of the following significant components: boosters (also known as first stages), second stages, Merlin engines, and fairings.  Boosters, fairings, and Merlin engines are reusable and are classified as
Property, plant, and equipment, net.  The second stages are not reusable and are recorded as inventory until they are launched for point-in-time revenue transactions or assigned for over-time revenue transactions.  Dragon is composed of a fully reusable capsule that is classified as Property, plant, and equipment, net. Starship is a fully reusable rocket composed of boosters, ships, and Raptor engines and is currently in the development stage. A majority of Starship costs are expensed to Research and development as incurred.

Confidential Treatment Requested by Space Exploration Technologies Corp.
Pursuant to 17 C.F.R. Section 200.83
Inventory
Inventory consists primarily of raw materials and work-in-progress used in the production of launch vehicles and
Starlink Kits, and finished goods for Starlink Kits, Falcon 9 and Falcon Heavy second stages awaiting launch.
Inventory is computed using standard cost or weighted average, which approximates actual cost on a first-in, first-
out basis and is stated at the lower of cost or net realizable value. The Company records inventory write-downs in
Cost of revenue in the consolidated statements of operations for estimated obsolescence or unmarketable inventories based upon assumptions about future demand and design, and technological or other changes.
Property, Plant, and Equipment, net
Property, plant, and equipment are stated at cost, less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets except flight vehicles, which is computed based on the expected number of average flights for each flight vehicle. Leasehold improvements are depreciated over the shorter of their estimated useful lives or the related lease term.
Expenditures for maintenance and repairs that do not extend the lives of the respective assets are expensed as incurred while significant refurbishment, renewals, and enhancements that increase the functionality, output or expected life of an asset are capitalized and depreciated ratably over the identified useful life.
Satellites include costs to build the satellites (parts, labor, and allocated overhead) as well as capitalized launch costs incurred by the Space segment to launch the satellites to orbit.
The Company capitalizes certain interest costs associated with significant acquisition or construction of certain
Property, plant, and equipment, net. The Company begins to capitalize qualified interest cost once activities necessary to get the asset ready for its intended use have commenced. The Company calculates qualified interest capitalization using the average amount of accumulated expenditures during the period the asset is being prepared for its intended use and a capitalization rate which is derived from the Company’s weighted average borrowing rate during such time, in the absence of specific borrowings related to the significant long term construction projects.
The Company ceases capitalization on any portions substantially completed and ready for their intended use.
Capitalized interest is considered a part of the assets’ historical cost, and depreciates over the estimated useful lives of the underlying assets.
The Company evaluates impairment of its Property, plant, and equipment assets at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. The Company reviews Property, plant, and equipment for impairment whenever events or circumstances indicate that the carrying value of an asset or asset group may not be recoverable. If estimated future cash flows are less than the carrying value of the asset or asset group, an impairment charge is recognized to the extent its carrying value exceeds its estimated fair value. Routine asset disposals, scrapping, gateway decommissions, and other recurring operational losses are charged to Cost of revenue or Selling, general, and administrative expenses depending on the nature of the assets.
The estimated useful lives of the Company’s Property, plant, and equipment, net are as follows:

Classification	Estimated Useful Life
AI infrastructure ................................................................	5 - 30 years
Satellites ............................................................................	3 - 5 years
Machinery and equipment .................................................	3 - 10 years
Flight vehicle hardware .....................................................	5 - 25 flights
Launch sites .......................................................................	7 - 20 years
Buildings and improvements .............................................	30 years
Leasehold improvements ...................................................	Shorter of 7 - 20 years or the life of the lease

Confidential Treatment Requested by Space Exploration Technologies Corp.
Pursuant to 17 C.F.R. Section 200.83
Leases
The Company leases facilities, corporate offices, data centers, and manufacturing equipment primarily in the U.S.
under various operating and finance leases. In addition, the Company enters into various lease agreements for its satellite gateway sites throughout the world.
The Company determines whether an arrangement is or contains a lease at inception. If a lease exists, any lease arrangements with contractual terms longer than twelve months are classified as either an operating or finance lease.
Finance leases are generally those leases that allow the Company to substantially utilize or pay for the entire asset over its estimated life. All other leases that do not meet any of the criteria for finance lease classification are classified as operating leases.
Leases with a lease term of twelve months or less are not recorded on the consolidated balance sheets and are expensed on a straight-line basis over the lease term in the consolidated statements of operations.
Certain lease agreements include options that grant the Company the ability to renew or extend the lease term, or early terminate the lease. When determining the lease term, the Company does not include renewal or early termination options unless they are deemed to be reasonably certain of being exercised at the lease commencement date.
Upon lease commencement, the Company recognizes a lease liability measured at the present value of the fixed future minimum lease payments and a right-of-use asset for an amount equal to the lease liability, adjusted by prepaid and accrued rent, lease incentives, and initial direct costs. The Company has elected the practical expedient to not separate lease and non-lease components. Operating lease expense is recognized on a straight-line basis over the lease term, with the cost presented as a component of Cost of revenue, Research and development, or Selling, general, and administrative expenses in the consolidated statements of operations depending on the nature of the operating lease. Finance lease cost is composed of a separate interest component and amortization component. The interest component of a finance lease is included in Interest expense in the consolidated statements of operations and the amortization component of a finance lease is included in Cost of revenue, Research and development, or Selling, general, and administrative expenses in the consolidated statements of operations depending on the nature of the finance lease.
The Company’s leases generally do not provide information about the rate implicit in the lease. Therefore, the
Company utilizes an incremental borrowing rate to calculate the present value of future lease obligations. The
Company’s incremental borrowing rate is estimated to approximate the interest rate on a collateralized basis with similar terms and payments, and in economic environments where the leased asset is located.
Goodwill and Indefinite-Lived Intangible Assets
Goodwill represents the excess of the purchase price over the fair value of identifiable assets acquired and the liabilities assumed in connection with a business combination. Goodwill and indefinite-lived intangible assets are not amortized but rather, are tested for impairment annually on October 1 and more frequently if events and circumstances indicate that the asset might be impaired. Events that could indicate impairment of goodwill and other indefinite-lived intangible assets that trigger an impairment assessment ~~i~~nclude, but are not limited to, adverse economic market conditions, long-term declining industry outlook conditions, entity-specific financial underperformance, changes in the use of the asset, and other adverse legal and regulatory events. Goodwill is tested for impairment at the reporting unit level.
The Company may elect to utilize a qualitative assessment to evaluate whether it is more likely than not that the fair value of a reporting unit or indefinite-lived intangible asset is less than its carrying value and if so, the Company performs a quantitative test. Impairment is recognized when the quantitative assessment results in the carrying value exceeding the fair value. The reporting unit’s estimated fair value is determined on the basis of discounted future cash flows and market approach using the guideline public company method.

Confidential Treatment Requested by Space Exploration Technologies Corp.
Pursuant to 17 C.F.R. Section 200.83
The Company conducted its annual goodwill impairment test and no goodwill impairments were identified for the years ended December 31, 2025, 2024, and 2023. Refer to Note 6, Intangible Assets and Goodwill for additional discussion on indefinite-lived intangible assets.
Digital Assets
The Company has ownership of and control over its digital assets, which consist of bitcoin, and utilizes, and expects to continue to utilize, third-party custodians to hold its bitcoin.
The Company determines and records the fair value of its bitcoin based on quoted prices on the active exchange that the Company has determined is the principal market for bitcoin (Level I inputs). The cost of bitcoin is based upon the specific identification method. Realized and unrealized gains and losses are recorded to Other income (expense), net in the Company’s consolidated statements of operations.
The Company adopted Accounting Standards Update No. 2023-08, Intangibles—Goodwill and Other—Crypto
Assets (Subtopic 350-60) (“ASU 2023-08”), using a modified retrospective approach effective January 1, 2024. The cumulative effect of the changes made on the Company’s January 1, 2024 consolidated balance sheet for the adoption of ASU 2023-08 were as follows:

	Balance at December 31, 2023	Adjustment from adoption of ASU 2023-08	Balance at January 1, 2024
Assets
Digital assets ..................................................................................	$299	$496	$794

Shareholders’ Equity
Accumulated deficit .......................................................................	$(4,664)	$496	$(4,168)
Loss Contingencies
The Company is currently involved in, and may in the future be involved in, legal proceedings, claims, investigations, and government inquiries and investigations arising in the ordinary course of business. The Company records a liability when it believes that it is both probable that a loss has been incurred and the amount or range can be reasonably estimated. If the Company determines there is a reasonable possibility that it may incur a loss and the loss or range of loss can be estimated, it discloses the possible loss to the extent material. Significant judgment is required to determine both probability and the estimated amount. The Company reviews these provisions on a regular basis and adjusts these provisions accordingly to reflect the impact of negotiations, settlements, rulings, advice of legal counsel, and updated information. Legal fees are expensed as incurred.
Joint Ventures and Investments
The Company has made strategic investments in joint ventures. The Company evaluates each investment to determine if the investee is a variable interest entity, and, if so, whether the Company is the primary beneficiary of the variable interest entity. The Company has determined, as of December 31, 2025, there were no variable interest entities required to be consolidated in the Company’s consolidated financial statements. The Company’s investments in unconsolidated affiliates are primarily non-marketable equity securities without readily determinable fair values.
The Company accounts for each of its investments in unconsolidated affiliates either under equity method accounting, fair value, or by adjusting the carrying value of its non-marketable equity securities to fair value upon observable transactions for identical or similar investments of the same issuer or upon impairment (referred to as the measurement alternative). The investments in unconsolidated affiliates are included within Other assets on the consolidated balance sheets. Gains and losses on the Company’s non-marketable equity securities are recognized in
Other income (expense), net in the consolidated statements of operations. Refer to Note 9, Investments in unconsolidated affiliates for additional details.

Confidential Treatment Requested by Space Exploration Technologies Corp.
Pursuant to 17 C.F.R. Section 200.83
Revenue Recognition
Below describes the Company’s significant revenue recognition policies by segment.
Space Segment
The Company’s Space segment generates revenue primarily through launch and mission services to commercial and government customers.
Space revenue is derived from fixed-price contracts related to the development and provision of launch services for the deployment of spacecraft and other payloads to its intended orbit for both commercial customers and governmental agency space programs. The Company recognizes revenue as control is transferred to the customer, either “over time” or at a “point in time”. The Company recognizes revenue over time when the Company’s performance on the contract creates an asset with no alternative use and when the Company has an enforceable right to payment for performance to date. The Company measures progress on these contracts using the cost-to-cost input method, as the Company believes this represents the most appropriate measure towards satisfaction of its performance obligation. Under the cost-to-cost input method, the Company records revenue based upon costs (such as materials and labor hours) incurred to date relative to the total estimated cost at completion. For contracts where revenue is recognized at a point in time, due to the interchangeability of flight hardware and minimal unique engineering costs, revenue and costs are deferred and not recognized until the launch or deployment of the customer’s spacecraft to its intended orbit.
The Company’s contracts are complex and require the Company to estimate total costs to perform over the term of the contracts, as well as the measurement of progress towards completion for each performance obligation.
Developing the estimated total cost at completion for each performance obligation requires the use of significant management judgment, including assumptions regarding launch timing, labor hours, allocation of shared costs for launch vehicles that have been identified as reusable for multiple launches, as well as expected technological changes to launch vehicles and spacecraft. The Company recognizes changes in estimated contract revenue or costs at completion and the resulting changes in contract profit on a cumulative basis.
Connectivity Segment
The Company’s Connectivity segment generates revenue primarily through broadband and Starlink Mobile services to consumers, and enterprise and government customers throughout 156 markets.
Substantially all of the Company’s contracts with Starlink customers contain multiple performance obligations.
These performance obligations typically include (i) the broadband services provided through Starlink and (ii) the sale of the Starlink Kit (inclusive of the terminal). For customer contracts that include multiple performance obligations, the Company accounts for individual performance obligations if they are distinct. The transaction price is allocated to each performance obligation based on its standalone selling price. The Company determines the standalone selling price based on the price at which the good or service is sold separately on a standalone basis to similar customers in similar locations. Starlink Mobile services have one performance obligation.
The Company’s performance obligation to provide broadband and Starlink Mobile services is satisfied over time as the customer simultaneously receives and consumes the benefits provided.  The Company generates service revenue by (i) fixed price services that require advanced or recurring monthly payments by the customer or (ii) variable priced services based on actual data usage of the Starlink broadband.  The amounts received from customers for advanced payment for broadband and Starlink Mobile service are included in deferred revenue on the Company’s consolidated balance sheets and revenue is recognized either ratably over the subscription term or based on actual data usage. The Company’s contracts are generally month to month and the revenue recognized for these recurring customers is equal to the amount billed in that month.
The Company’s performance obligation to provide the Starlink Kit and other related hardware is satisfied at the point in time when control is transferred to the customer. In almost all circumstances, control passes to the customer upon delivery of the Starlink Kit and other related hardware to the customer, or in the instance of certain enterprise customers, when it is installed. Starlink Kit revenue is reported net of sales returns and chargebacks. Shipping and

Confidential Treatment Requested by Space Exploration Technologies Corp.
Pursuant to 17 C.F.R. Section 200.83
handling charges are included in the transaction price. The Company recognizes shipping and handling activities as fulfillment activities and not as a separate performance obligation.
The Company recognizes revenue over time for certain contracts related to the Starshield business that are long-term in nature using the cost-to-cost input method.  The Company records revenue based upon costs (such as materials and labor hours) incurred to date relative to the total estimated cost at completion.
The Company’s Starshield contracts are complex and require the Company to estimate the total costs to perform over the term of the contracts, as well as the measurement of progress towards completion for each performance obligation. Developing the estimated total cost at completion for each performance obligation requires the use of significant management judgment, including assumptions regarding labor hours, allocation of shared costs used in the production of satellites, satellite material costs, as well as expected technological changes to satellites. The
Company recognizes changes in estimated contract revenue or costs at completion and the resulting changes in contract profit on a cumulative basis.
AI Segment
The AI segment generates revenue from the sale of advertising, subscriptions, and platform services offered to its customers.
The Company recognizes revenue from the sale of ad products displayed on its platform or by selling its advertising inventory through the supply side platform partners. Revenue for the advertising services are recognized in the period when advertising is delivered as evidenced by a person engaging with an ad on the Company’s platforms or on a third-party publisher website or application in a manner satisfying the types of engagement selected by the advertisers. Revenue from providing access to its platforms, including subscriptions and usage-based arrangements, is recognized ratably over the term for stand-ready access or as services are consumed for usage-based arrangements.
For revenue generated from arrangements that involve third parties, the Company evaluates whether it is the principal, and reports revenue on a gross basis, or the agent, and reports revenue on a net basis. In this assessment, the Company considers if control of the specified goods or services is obtained before they are transferred to the customer, as well as other indicators such as the party primarily responsible for fulfillment, inventory risk, and discretion in establishing price.
The Company generates subscription and other revenue by (i) offering data products and data licenses that allow customers to access, search, and analyze historical and real-time data on the X platform, including public posts and their content, through the developer channel, and (ii) providing subscription-related offerings which allow customers to pay for exclusive platform features. Data licensing revenue is generally recognized ratably over the period in which the Company provides data as the customer consumes and benefits from the continuous data available on an ongoing basis. Certain data licensing arrangements and usage-based arrangements are recognized as services are consumed. Subscription revenue is recognized ratably over the period of the subscription term.
For certain data licensing arrangements, the Company charges customers based on the amount of sales they generate from downstream customers using its data. Similarly, for specific products, the Company’s performance obligation is to stand ready to process data via tokens and compute hours to produce outputs. For such arrangements with a minimum guarantee and a single future intellectual property performance obligation, the Company recognizes revenue for minimum guarantees on a straight-line basis over the period in which the Company provides data and royalties in excess of minimum guarantees, if any, are recognized over the contract term, on a straight-line, on a cumulative catch-up basis.
In arrangements with at least two performance obligations, the Company allocates revenue on a relative basis between the performance obligations based on standalone selling price based on directly observable standalone transactions and recognizes revenue as the performance obligations are satisfied.
For all segments, the Company records payment processing fees for its credit card sales within Cost of revenue.
Taxes collected from customers and remitted to government authorities are not included in the transaction price. The

Confidential Treatment Requested by Space Exploration Technologies Corp.
Pursuant to 17 C.F.R. Section 200.83
Company expenses sales commissions as incurred when the amortization period is one year or less within Selling, general, and administrative expenses in the consolidated statements of operations.
Cost of Revenue
Cost of revenue includes the cost of materials, depreciation and amortization, shipping and handling, payment processor fees, customs and duties, revenue share costs, infrastructure costs, allocated overhead, and employee compensation costs (including salaries, benefits, and share-based compensation). Infrastructure costs consist primarily of rocket, kit, and satellite manufacturing facilities and data center costs related to the Company’s colocated facilities, which include lease and hosting costs, related support and maintenance costs, energy and bandwidth costs, and public cloud hosting costs.
Warranty on Starlink Kits
The Company offers a standard product warranty for a period of one to two years on Starlink Kits. The Company has an obligation to either repair or replace the defective Starlink Kit. At the time revenue is recognized, an estimate of future warranty costs is recorded as a component of Cost of revenue. Factors that affect the warranty obligation include historical as well as current product failure rates and costs incurred in correcting product failures. Warranty expenses and related liabilities are not material to the consolidated financial statements.
Research and Development Expenses
The Company sponsors various research and development projects, whose costs are expensed as incurred. Research and development (“R&D”) expenses consist of cost of materials, employee compensation costs (including salaries, benefits, and share-based compensation), contractor compensation expenses, cloud computing expenses, data services, equipment lease expenses, depreciation for R&D equipment and allocated overhead. R&D costs also include certain expenses related to the development of features and modules created through engineering services for the Company’s products, where the Company retains the associated intellectual property.
Software Development Costs
The Company expenses software development costs marketed under on-premise perpetual license agreements. Costs incurred prior to the establishment of technological feasibility are expensed as research and development costs. Due to the nature of the Company’s development cycle, technological feasibility typically occurs shortly before the product is available for general release. All software development costs for the years ended December 31, 2025,
2024, and 2023 were expensed as incurred.
Share-Based Compensation
The fair value of stock options, restricted share units (“RSUs”) and restricted share awards (“RSAs”) with service and/or performance conditions and the employee share purchase plan (“ESPP”) are estimated on the grant or offering date. The fair value of RSUs, RSAs, and ESPP is determined based on the fair value of the Company’s common stock on the date of grant and the fair value of stock options is determined using the Black-Scholes option-
pricing model. The Black-Scholes option-pricing model requires inputs such as the fair value of the Company’s common stock, risk-free interest rate, expected award term and expected share price volatility.
Share-based compensation expense for equity awards with performance conditions is recognized over the requisite service period when the vesting of the award becomes probable. Share-based compensation expense is recognized on a straight-line basis for equity awards with only a service condition and on a graded vesting basis for equity awards with a performance condition. The Company accounts for forfeitures as they occur rather than on an estimated basis.
The fair value and derived service period of awards granted to the Company’s CEO with market, service, and performance conditions are estimated on the grant date using a Monte Carlo simulation model. A Monte Carlo simulation model requires inputs such as fair value of the Company’s common stock, the risk-free interest rate, expected award term, expected share dilution and expected share price volatility. These inputs, which are subjective and generally require judgment, are unique to each award based on the best available information at the valuation

Confidential Treatment Requested by Space Exploration Technologies Corp.
Pursuant to 17 C.F.R. Section 200.83
date. For these awards, share-based compensation expense is not recognized until the performance condition is probable. Once the performance condition is met, share-based compensation is recorded based on the requisite service period associated with the probable performance condition.
Advertising Expense
The Company expenses the cost of advertising and other promotional expenditures to primarily market Starlink services as incurred. For the years ended December 31, 2025, 2024, and 2023, advertising expenses included in
Selling, general, and administrative expenses on the consolidated statements of operations are $69 million, $31 million, and $29 million, respectively.
Net Income (Loss) per Share of Common Stock Attributable to Common Shareholders
Net income (loss) per share attributable to common shareholders is computed using the two-class method required for participating securities. Under this method, net income is allocated to common shareholders and participating securities based on their respective rights to receive dividends as if all earnings for the period had been distributed.
Certain series of the Company’s redeemable convertible preferred stock are considered participating securities because they are entitled to receive dividends on an as-converted basis if and when dividends are declared on common stock. These securities do not participate in net losses. The Company’s classes of common stock have identical economic rights, resulting in the same net income (loss) per share for each class. Accordingly, the
Company presents a single net income (loss) per share for all classes of common stock.
Diluted net (loss) income per share is computed based on the more dilutive of (i) the two-class method or (ii) the if-
converted method. Potentially dilutive shares from outstanding share-based compensation awards, including stock options and restricted stock units, are included when calculating diluted net income (loss) per share of attributable to common shareholders using the treasury stock method when their effect is dilutive.
Refer to Note 13, Redeemable Convertible Preferred Stock and Shareholders’ Equity for additional details of the
Company’s preferred and common stock.
Income Taxes
The Company utilizes the asset and liability method of accounting for income taxes as set forth in ASC Topic 740,
Income Taxes (“ASC 740”). Under this method, deferred tax assets and liabilities are recognized using enacted tax rates for the effect of temporary differences between the book and tax bases of recorded assets and liabilities.
ASC 740 also requires that deferred tax assets be reduced by a valuation allowance if it is more likely than not that some portion or all of the net deferred tax assets will not be realized. The Company’s ability to realize deferred tax assets is assessed at each year-end and a valuation allowance is established if necessary. The factors used to assess the likelihood of realization may include forecasts of future taxable income, future reversal of existing taxable temporary differences, and available tax planning strategies that could be implemented to realize net deferred tax assets.
The Company applies the provisions of ASC 740-10, which requires the Company to recognize in the consolidated financial statements the impact of a tax position only if it is more likely than not to be sustained upon examination based on the technical merits of the position. The Company recognizes interest and penalties related to uncertain tax positions in income tax expense.
In December 2023, the FASB issued ASU No. 2023-09, Improvements to Income Tax Disclosures (Topic 740)
(“ASU 2023-09”). ASU 2023-09 requires disaggregated information about a reporting entity’s effective tax rate reconciliation as well as additional information on income taxes paid. The Company adopted this ASU on a prospective basis effective January 1, 2025. Refer to Note 16, Income Taxes for the inclusion of new disclosures required.
Investment Tax Credits
The Company recognizes investment tax credits when there is reasonable assurance that the credit will be received and the Company will comply with the conditions specified in the agreement or statutory requirements. The

Confidential Treatment Requested by Space Exploration Technologies Corp.
Pursuant to 17 C.F.R. Section 200.83
Company records capital-related credits as a reduction to Property, plant, and equipment, net within the consolidated balance sheets and recognizes a reduction to depreciation expense over the useful life of the corresponding acquired asset.
Foreign Currency
The reporting currency of the Company is the United States (“U.S.”) dollar. The Company determines the functional and reporting currency of each of its international subsidiaries based on the primary currency in which they operate.
If the functional currency is not the U.S. dollar, the Company recognizes a cumulative translation adjustment created by the different rates the Company applies to current period income or loss and the balance sheet. For each subsidiary, the Company applies the monthly average functional exchange rate to its monthly income or loss and the month-end functional currency rate to translate the balance sheet.
Foreign currency transaction gains and losses are a result of the effect of exchange rate changes on transactions denominated in currencies other than the functional currency. Transaction gains and losses are recognized in Other income (expense), net in the consolidated statements of operations. Net foreign currency transaction gains (losses)
were not material to the consolidated financial statements.
Recent Accounting Pronouncements
In November 2024, the FASB issued ASU No. 2024-03, Disaggregation of Income Statement Expenses (Subtopic
220-40). The ASU requires the disaggregated disclosure of specific expense categories, including purchases of inventory, employee compensation, depreciation, and amortization, within relevant income statement captions. This
ASU also requires disclosure of the total amount of selling expenses along with the definition of selling expenses.
The ASU is effective for annual periods beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. Adoption of this ASU can either be applied prospectively to consolidated financial statements issued for reporting periods after the effective date of this ASU or retrospectively to any or all prior periods presented in the consolidated financial statements. This ASU will likely result in the required additional disclosures being included in the consolidated financial statements, once adopted. The Company is currently evaluating the provisions of this ASU.
In July 2025, the FASB issued ASU No. 2025-05, Financial Instruments—Credit Losses (Topic 326): Measurement
of Credit Losses for Accounts Receivable and Contract Assets. The amendments in this update provide a practical expedient permitting an entity to assume that conditions at the balance sheet date remain unchanged over the life of the asset when estimating expected credit losses for current classified accounts receivable and contract assets. This update is effective for annual periods beginning after December 15, 2025, including interim periods within those fiscal years. Adoption of this ASU can be applied prospectively for reporting periods after its effective date. Early adoption is permitted. The Company is currently evaluating the provisions of this ASU and does not expect this
ASU to have a material impact on the consolidated financial statements.
In September 2025, the FASB issued ASU No. 2025-06, Intangibles—Goodwill and Other—Internal-Use Software
(Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software. The ASU simplifies the capitalization guidance by removing all references to prescriptive and sequential software development stages
(referred to as “project stages”) throughout ASC 350-40. The ASU is effective for annual periods beginning after
December 15, 2027, and interim periods within those fiscal years. Adoption of this ASU can be applied prospectively for reporting periods after its effective date; or follow a modified transition approach that is based on the status of the respective projects and whether software costs were capitalized before the date of adoption; or
retrospectively to any or all prior periods presented in the consolidated financial statements. Early adoption is permitted. The Company is currently evaluating the provisions of this ASU and does not expect this ASU to have a material impact on the consolidated financial statements.
In December 2025, the FASB issued ASU No. 2025-10, Government Grants (Topic 832): Accounting for
Government Grants Received by Business Entities. The ASU establishes authoritative guidance in GAAP about accounting for government grants received by business entities, clarifies the appropriate accounting, in an effort to reduce diversity in practice, and increase consistency of application across business entities. The ASU is effective for annual reporting periods beginning after December 15, 2028, and interim reporting periods within those annual

Confidential Treatment Requested by Space Exploration Technologies Corp.
Pursuant to 17 C.F.R. Section 200.83
reporting periods. Adoption of this ASU can be applied a modified prospective approach, a modified retrospective approach, or a retrospective approach. Early adoption is permitted. The Company is currently evaluating the provisions of this ASU and does not expect this ASU to have a material impact on the consolidated financial statements.
Note 3 - Revenue
Revenue disaggregated by customer channel and segment is as follows:

	Year Ended December 31,
	2025	2024	2023
Space .............................................................................................	$4,086	$3,796	$3,557
Connectivity .................................................................................	11,387	7,599	3,869
Consumer ...................................................................................	7,208	4,830	2,817
Enterprise & Government ..........................................................	4,179	2,769	1,052
AI ..................................................................................................	3,201	2,620	2,961
Total revenues .........................................................................	$18,674	$14,015	$10,387
Deferred revenue
Deferred revenue is recorded when cash payments are received or due, in advance of the Company’s performance.
Deferred revenue primarily relates to Space agreements and Connectivity enterprise and government contracts. Total deferred revenue as of December 31, 2024 was $10,179 million, of which $4,080 million was recognized as revenue for the year ended December 31, 2025. Total deferred revenue as of December 31, 2025 was $12,116 million.
Revenue recognized during the years ended December 31, 2024 and 2023 that were included in the deferred revenue balance at the beginning of each period was $3,414 million and $2,691 million, respectively.
Backlog
The Company’s backlog represents the transaction price of performance obligations to customers for which work remains to be performed. The amount of backlog increases with new contracts or additions to existing contracts and decreases as revenue is recognized on existing contracts. Contracts are included in backlog when an enforceable agreement has been reached. Backlog does not include amounts related to performance obligations that are billed and recognized as they are delivered, optional purchases that do not represent material rights and any estimated amounts of variable consideration that are subject to constraint. Backlog totaled $28,377 million as of December 31,
2025, of which $12,116 million was recognized as deferred revenue at December 31, 2025, and approximately 32%
is expected to be recognized within 12 months, with the remaining 68% to be recognized beyond 12 months.
Concentration of risk
Consolidated revenue from a significant customer is as follows:

	Year Ended December 31,
	2025	2024	2023
Customer A ....................................................................................	20.9%	24.2%	25.2%
Revenue from this customer relates to all three segments. No other customers represented more than 10% of consolidated revenue during the years ended December 31, 2025, 2024 and 2023.

Confidential Treatment Requested by Space Exploration Technologies Corp.
Pursuant to 17 C.F.R. Section 200.83
Note 4 - Inventory
Inventory consists of the following:

	December 31,
	2025	2024
Raw materials ............................................................................................................	$1,030	$923
Work-in-progress .......................................................................................................	803	730
Finished goods ...........................................................................................................	583	350
Inventory .................................................................................................................	$2,416	$2,003
Note 5 - Property, Plant, and Equipment, Net
Property, plant, and equipment, net consist of the following:

	December 31,
	2025	2024
AI infrastructure ........................................................................................................	$25,654	$7,116
Satellites .....................................................................................................................	11,949	7,591
Machinery and equipment .........................................................................................	6,343	5,343
Flight vehicle hardware .............................................................................................	3,421	2,694
Launch sites ...............................................................................................................	2,404	2,121
Land, buildings and improvements (1) .......................................................................	1,876	913
Leasehold improvements ...........................................................................................	784	1,019
Construction-in-progress ...........................................................................................	4,604	3,007
Property, plant, and equipment ..................................................................................	57,035	29,804
Less: Accumulated depreciation ................................................................................	(14,433)	(8,657)
Property, plant, and equipment, net .....................................................................	$42,602	$21,147
__________________
(1)Land is not a depreciable asset.
Construction in progress is primarily comprised of ongoing construction and expansion of the facilities and equipment as well as AI infrastructure that has not yet been placed in service.
Depreciation expense for the years ended December 31, 2025, 2024 and 2023 was $5,915 million, $2,977 million and $1,897 million respectively.
Interest is capitalized during the construction period for significant long term construction projects, such as the AI infrastructure data centers. For the year ended December 31, 2025, the Company capitalized $169 million of interest, which is included in Construction-in-progress amounts above. No interest was capitalized during the years ended
December 31, 2024 and 2023.
For the years ended December 31, 2025 and 2024, the Company recorded impairment charges of $38 million and
$63 million, respectively, related to the write off of (i) damaged flight vehicle in the Space segment, and (ii)
abandoned production line and damaged satellite hardware in the Connectivity segment. These charges are reflected in Impairment in the consolidated statements of operations. There was no impairment related to Property, plant, and equipment recorded in Impairment during the year ended December 31, 2023.
During the years ended December 31, 2024 and 2023, the Company also recorded impairment charges of $36 million and $54 million, respectively, related to its leasehold improvements and office equipment as part of its facilities consolidation efforts in the AI segment in Restructuring charges in the consolidated statements of operations. There was no impairment related to Property, plant, and equipment recorded in Restructuring charges during the year ended December 31, 2025. Refer to Note 20, Restructuring for additional details.

Confidential Treatment Requested by Space Exploration Technologies Corp.
Pursuant to 17 C.F.R. Section 200.83
In 2024, the Company closed two taxable revenue bond transactions with a local municipality, in order to receive a personal property tax abatement on newly acquired server and networking equipment in the state. Pursuant to this transaction, the municipality issued taxable revenue bonds of $442 million and $258 million principal amount each to the Company and used the constructive proceeds to purchase the server and networking equipment from the
Company, and then leased the equipment back to the Company. As this effectively created a bond receivable and a corresponding financing obligation with the municipality, and the Company has the legal right to set-off and intends to set-off the corresponding lease expense and bond service payments received, there was no impact to the consolidated statements of operations and consolidated balance sheets.
Note 6 - Intangible Assets and Goodwill
Intangible Assets
Finite-lived intangible assets consist of the following:

	December 31, 2025
	Weighted- Average Useful Life (years)	Gross Carrying Value	Accumulated Amortization	Net Carrying Value
Brand ......................................................................	5.0	$743	$(335)	$408
User base .................................................................	9.0	1,291	(456)	835
Existing technology ................................................	3.2	27	(16)	11
Advertising customer relationships ........................	5.0	752	(478)	274
Acquired workforce ................................................	2.0	9	—	9
Total .................................................................		$2,822	$(1,285)	$1,537

	December 31, 2024
	Weighted- Average Useful Life (in years)	Gross Carrying Value	Accumulated Amortization	Net Carrying Value
Brand ......................................................................	5.0	$707	$(177)	$530
User base .................................................................	9.0	1,225	(297)	928
Existing technology ................................................	3.0	1,140	(823)	317
Advertising customer relationships ........................	5.0	714	(311)	403
Data licensing customer relationships ....................	3.0	102	(74)	28
Developed technology ............................................	2.0	3	(2)	1
Total .................................................................		$3,891	$(1,684)	$2,207
Amortization expense associated with finite-lived intangible assets was $786 million, $847 million, and $738 million in the years ended December 31, 2025, 2024, and 2023, respectively.
The Company also has indefinite-lived intangible assets of $11 million and $4 million as of December 31, 2025 and
2024, respectively. Indefinite-lived intangible assets primarily consist of domain names, which are expected to provide long-term branding and marketing benefits. No impairment charges were recognized on indefinite-lived intangible assets for the years ended December 31, 2025, 2024, and 2023 other than the Twitter impairment described below.

Confidential Treatment Requested by Space Exploration Technologies Corp.
Pursuant to 17 C.F.R. Section 200.83
Estimated future amortization expense of finite-lived intangible assets as of December 31, 2025 is as follows:

2026 ......................................................................................................................................................	$452
2027 ......................................................................................................................................................	421
2028 ......................................................................................................................................................	256
2029 ......................................................................................................................................................	143
2030 ......................................................................................................................................................	142
Thereafter ..............................................................................................................................................	123
$1,537
Twitter Impairment
In 2023, the Company rebranded its Twitter platform to X. As a result of the rebranding, the Company performed an impairment assessment and recorded an impairment charge of $3,775 million on its previously indefinite-lived brand intangible for the AI segment. The Company’s brand intangible asset was determined to no longer be indefinite-
lived and is presented as a finite-lived intangible asset with a five-year useful life. The fair value of the brand intangible asset was determined using the relief-from-royalty method.
Spectrum Transactions
On September 7, 2025, the Company entered into a License Purchase Agreement (the “Spectrum License Purchase
Agreement”) with Spectrum Business Trust 2025-1, a Nevada Business Trust (“Trust”) and EchoStar Corporation
(“EchoStar”, and the transactions contemplated thereby, “Spectrum Transactions”) for total consideration of $17,000 million as discussed below.
Pursuant to the terms and subject to the conditions set forth in the Spectrum License Purchase Agreement, the
Company agreed to purchase EchoStar’s rights and licenses related to an aggregate of 50 MHz of spectrum in frequency ranges 2000–2020, 2180–2200, 1915–1920 and 1995–2000 (the “AWS-4 and H-Block Licenses” and
such spectrum, “the Spectrum”) granted by the Federal Communication Commissions (“FCC”), together with certain international authorizations, filings, concessions, licenses, rights and priorities related to that spectrum and certain assets associated therewith (collectively, the “Foreign Assets”). The transfer of the AWS-4 and H-Block
Licenses will occur in two steps: first, the AWS-4 and H-Block Licenses will be transferred by EchoStar to the Trust
(the “Spectrum Transfer Closing”), and second, the AWS-4 and H-Block Licenses will be transferred by the Trust to the Company (the “Spectrum Acquisition Closing”). The Foreign Assets will be transferred directly to the Company at the Spectrum Acquisition Closing, to the extent the required regulatory approvals have been obtained by such date; provided, however, that the failure to obtain such approvals will not delay or prevent the Spectrum Acquisition
Closing.
In connection with the Spectrum License Purchase Agreement and the Spectrum Transactions, on September 7,
2025, the Company and the Trust entered into a Credit Agreement, pursuant to which the Company has agreed upon the Spectrum Transfer Closing, to loan to the Trust (via loans which are able to be canceled at six-month intervals)
to be used by the Trust to  make debt service payments on EchoStar’s debt through at least November 30, 2027, but in no event later than November 30, 2028. These loans will be secured on a junior lien basis by the AWS-4 and H-
Block Licenses. The aggregate amount of debt service payments through November 30, 2028 will equal approximately $3,000 million.
On November 5, 2025, the parties amended and restated the Spectrum License Purchase Agreement to include
EchoStar’s licenses for up to 15MHz of additional unpaired AWS-3 spectrum, and increased the consideration by
$2,600 million, to a total amount of consideration of $19,600 million. The cash payoff consideration (as noted
below), two-step transfer process, debt service payments, trust structure, and maintenance obligations remain unchanged.
The total consideration, approximating $19.6 billion, consisting of (i) approximately $11.1 billion in equity, payable through the issuance of approximately 52.4 million shares of the Company’s Class A common stock at a fixed value

Confidential Treatment Requested by Space Exploration Technologies Corp.
Pursuant to 17 C.F.R. Section 200.83
of $212 per share, and (ii) up to $8.5 billion related to the payoff of designated EchoStar debt, with any shortfall below $8.5 billion to be paid in cash. The allocation of cash and equity consideration is subject to certain adjustments based on the amount of EchoStar debt satisfied at or prior to closing.
The Spectrum Acquisition Closing is expected to occur on or about November 30, 2027. The completion of the
Spectrum Transactions is subject to the satisfaction or waiver of customary closing conditions, including, among others, receipt of certain consents and approvals from the FCC and the Department of Justice (“DOJ”). The
Spectrum License Purchase Agreement also provides for specified termination rights. As of December 31, 2025, the
Spectrum Transfer Closing has not yet occurred, and as a result, the Company is not yet obligated to make any payments under the Credit Agreement with the Trust.
Goodwill
The activity for goodwill is as follows:

Balance at December 31, 2023 .............................................................................................................	$11,418
Cumulative translation adjustments .................................................................................................	(289)
Balance at December 31, 2024 .............................................................................................................	11,129
Acquisitions .....................................................................................................................................	52
Cumulative translation adjustments ................................................................................................	628
Balance at December 31, 2025 ..........................................................................................................	$11,809
As of December 31, 2025 and 2024, goodwill attributable to the Connectivity segment was $513 million and $505 million, respectively, and goodwill attributable to the AI segment was $11,296 million and $10,624 million, respectively.
Note 7 - Digital Assets
Digital assets consist of the following:

	December 31,
	2025			2024
(in millions except units of digital assets)	Units	Cost Basis	Fair Value	Units	Cost Basis	Fair Value
Digital assets held:
Bitcoin .........................................	18,712	$661	$1,637	18,712	$661	$1,749
Total ................................................	18,712	$661	$1,637	18,712	$661	$1,749
The fair value of digital assets is determined using a Level I in the fair value hierarchy.  The following table provides activities related to digital assets:

	Year Ended December 31,
	2025	2024
Beginning balance, at fair value ................................................................................	$1,749	$794
Unrealized gain (loss), net .........................................................................................	(112)	955
Ending balance, at fair value .................................................................................	$1,637	$1,749

Confidential Treatment Requested by Space Exploration Technologies Corp.
Pursuant to 17 C.F.R. Section 200.83
Note 8 - Financial Instruments
The Company’s assets that are measured at fair value on a recurring basis are as follows:

	As of December 31, 2025
	Level	Cost	Unrealized Gain	Unrealized Loss	Fair Value
Cash and cash equivalents
Cash .................................................	I	$3,408	$—	$—	$3,408
Money market funds ........................	I	21,339	—	—	21,339
Prepaid expenses and other current assets
Restricted cash .................................	I	30	—	—	30
Restricted cash in money market funds ...............................................	I	152	—	—	152
Other assets
Restricted cash .................................	I	182	—	—	182
Restricted cash in money market funds ...............................................	I	13	—	—	13
Total ..................................................		$25,124	$—	$—	$25,124

	As of December 31, 2024
	Level	Cost	Unrealized Gain	Unrealized Loss	Fair Value
Cash and cash equivalents
Cash .................................................	I	$3,865	$—	$—	$3,865
Money market funds ........................	I	7,520	—	—	7,520
Marketable securities
Government securities .....................	II	800	1	(1)	800
Prepaid expenses and other current assets
Restricted cash .................................	I	23	—	—	23
Other assets
Restricted cash .................................	I	88	—	—	88
Restricted cash in money market funds ...............................................	I	5	—	—	5
Government securities .....................	II	581	1	—	582
Total ..................................................		$12,882	$2	$(1)	$12,883
Note 9 - Investments in Unconsolidated Affiliates
Equity method investment
In April 2025, the Company, through its wholly-owned subsidiary CTC Property LLC (“CTC”), entered into a joint venture Stateline Power, LLC (“Stateline”), with Solaris Power Solutions Stateline, LLC (“Stateline Power
Solutions”), a wholly owned subsidiary of Solaris Energy Infrastructure, Inc. (“Solaris”).
Stateline was formed to provide off-grid power to CTC’s data center campus pursuant to a long-term equipment rental arrangement. In connection with the formation of Stateline, Solaris contributed non-cash assets valued at $86 million, consisting primarily of progress payments on power generation equipment now owned by Stateline and pre-
funded expenses, in exchange for a 50.1% equity interest in Stateline. CTC contributed $86 million in cash in

Confidential Treatment Requested by Space Exploration Technologies Corp.
Pursuant to 17 C.F.R. Section 200.83
exchange for the remaining 49.9% equity interest. Interests in Stateline held by CTC were subsequently assigned to
MZX Tech LLC (“MZX”), another wholly-owned subsidiary of the Company.
Concurrent with its formation, CTC (subsequently assigned to MZX) entered into a master equipment rental agreement (“Rental Agreement”) with Stateline under which Stateline will lease power generation equipment to
MZX for use at the Company’s data center facility. The Rental Agreement lease commences upon completion of equipment deployment and commissioning activities by Stateline. No rental payments were made by the Company for the year ended December 31, 2025.
The Company evaluated its interest in Stateline under ASC 810 and determined that Stateline is a variable interest entity but the Company is not the primary beneficiary because it does not have the power to direct the activities that most significantly impact Stateline’s economic performance, which are the operations of the assets managed by a subsidiary of Solaris and the Company’s lack of control over how the assets are managed and redeployed after the initial term of the Rental Agreement. As a result, the Company accounts for its interest in Stateline using the equity method of accounting. As of December 31, 2025, the carrying value of the equity method investment was $86 million, which represents the Company’s initial investment in Stateline. Activity in Stateline during the year ended
December 31, 2025 was not material.
Equity investments without readily determinable fair value
As of December 31, 2025 and 2024, the Company held investments in unconsolidated affiliates which are accounted for as equity investments without readily determinable fair values of $157 million and $154 million, respectively.
For the years ended December 31, 2025, 2024, and 2023, the Company recorded a total of $0 million, $1 million, and $45 million of impairment charges related to the equity method investments in Other income (expense), net in the consolidated statements of operations. The Company recorded cumulative downward adjustments of $59 million on these investments as of December 31, 2025. No upward adjustments were recorded in the years ended December
31, 2025, 2024 and 2023.
Note 10 - Debt

	As of December 31, 2025
	Principal	Unamortized Deferred Financing Costs	Net
X 2027 and X 2030 Notes ..............................................................	$27	$—	$27
X B-1 Term Loan ...........................................................................	6,504	280	6,224
X B-3 Term Loan ...........................................................................	5,966	54	5,912
xAI Fixed Rate Term Loan ............................................................	995	4	991
xAI Floating Rate Term Loan ........................................................	995	40	955
xAI 12.5% Secured Senior Notes ...................................................	3,000	12	2,988
Other financings (1) .........................................................................	4,562	—	4,562
Total debt ........................................................................................	22,049	390	21,659
Finance lease liability .....................................................................	1,237	—	1,237
Total debt and finance leases ..........................................................	$23,286	$390	$22,896
Less: Short-term portion .................................................................	928	—	928
Total debt and finance leases, net of current ............................	22,358	390	21,968

Confidential Treatment Requested by Space Exploration Technologies Corp.
Pursuant to 17 C.F.R. Section 200.83

	As of December 31, 2024
	Principal	Unamortized Deferred Financing Costs	Net
X 2027 and X 2030 Notes ..............................................................	$27	$—	$27
X B-1 Term Loan ...........................................................................	6,571	359	6,212
X Bridge Credit Facilities ...............................................................	5,966	—	5,966
Other financings .............................................................................	57	—	57
Total debt ........................................................................................	12,621	359	12,262
Finance lease liability .....................................................................	1,531	—	1,531
Total debt and finance leases ..........................................................	14,152	359	13,793
Less: Short-term portion .................................................................	372	—	372
Total debt and finance leases, net of current ............................	13,780	359	13,421
__________________
(1)Includes obligations related to certain AI infrastructure assets recorded as failed sale-leaseback transactions. Refer to Other Financings below for additional details.
SpaceX ABL Credit Agreement
General. In 2018 and subsequently amended through 2023, SpaceX entered into a senior secured asset-based revolving credit agreement (“SpaceX ABL Credit Agreement”) with a syndicate of banks. The SpaceX ABL Credit
Agreement provided for a senior secured asset-based revolving credit facility, from which the Company may draw upon as needed for up to $1,500 million. The SpaceX ABL Credit Agreement was collateralized primarily by a pledge of certain of SpaceX’s inventory and equipment, and availability under the SpaceX ABL Credit Agreement was based on the estimated fair value of such assets, as reduced by certain reserves. The Company was required to meet various covenants, including meeting certain reporting requirements, and certain financial covenants applied once more than 85.0% of the SpaceX ABL Credit Agreement was drawn upon. In February 2025, SpaceX terminated the SpaceX ABL Credit Agreement. No amounts were outstanding at the time of termination.
SpaceX Credit Facility
General. In February 2025, the Company entered into a five-year senior unsecured revolving credit agreement
(“SpaceX Credit Facility”) with a syndicate of banks, under which the Company may draw up to $1,500 million, subject to a customary financial covenant and other reporting requirements. The SpaceX Credit Facility terminates, and all outstanding loans become due and payable, on February 7, 2030, unless the parties agree to an extension. No amounts were borrowed under the SpaceX Credit Facility during 2025.
Interest Rates. Under the SpaceX Credit Facility, borrowings bear interest at the Company’s option, at a rate per annum of (i) between 0.75%-1.25%, depending on the Company’s current debt rating, plus the relevant Term SOFR or (ii) between 0.0%-0.25% depending on the Company’s current debt rating plus the greater of (a) the Federal
Funds Rate plus 0.5%, (b) the Prime Rate, (c) Term SOFR plus 1.0% and (d) 1.0%. The Company may also borrow in various alternative currencies at various alternative rates, including rates based on SONIA for Pound Sterling loans and EURIBOR for Euro loans plus an applicable margin. The fee for undrawn amounts is between
0.07%-0.11% per annum, depending on the Company’s current debt rating. Interest is payable either monthly or quarterly, depending on the interest loan option.
Covenants. The Company was in compliance with the covenants of the SpaceX Credit Facility as of December 31,
2025; however, the Company had a technical default when the Company acquired xAI on February 2, 2026 due to the amount of debt assumed as part of the acquisition at the subsidiary level. On March 2, 2026, the Company obtained a waiver from the syndicate of banks and amended the SpaceX Credit Facility allowing for the debt

Confidential Treatment Requested by Space Exploration Technologies Corp.
Pursuant to 17 C.F.R. Section 200.83
refinance completed on March 2, 2026 (refer to Note 21, Subsequent Events for additional details), resulting in the
Company being in compliance with all covenants.
X 2027 and 2030 Notes
General. In 2019, a subsidiary of X, an indirect subsidiary of the Company, issued $700 million aggregate principal amount of 3.875% senior notes due 2027 (the “X 2027 Notes”) in a private placement. The X 2027 Notes mature on
December 15, 2027.  In 2022, a subsidiary of X issued $1,000 million aggregate principal amount of 5.000% senior notes due 2030 (the “X 2030 Notes”) in a private placement.  The X 2030 Notes mature on March 1, 2030. The X
2027 and X 2030 Notes represent senior unsecured obligations of the Company.
Interest Rates. For the X 2027 Notes, the interest rate is fixed at 3.875% per annum and interest is payable semi-
annually in arrears on June 15 and December 15 of each year.  For the X 2030 Notes, the interest rate is fixed at
5.000% per annum and interest is payable semi-annually in arrears on March 1 and September 1 of each year.
Principal Repayments. In November 2022, the Company purchased approximately $675 million aggregate principal amount of X 2027 Notes and $998 million aggregate principal amount of the X 2030 Notes in settlement of the change in control of Twitter. The X 2027 Notes and X 2030 Notes that remain outstanding may be redeemed at the option of the Company, in whole or in part, at any time prior to September 15, 2027 and December 1, 2029, respectively, at a price equal to 100.0% of the principal amounts plus a “make-whole” premium and accrued and unpaid interest, if any, up to, but excluding, the redemption date.
Covenants. The Company was in compliance with the covenants of the X 2027 Notes and X 2030 Notes as of
December 31, 2025.
X First Lien Senior Credit Facilities
General. In 2022, X Corp., an indirect subsidiary of the Company, entered into the First Lien Credit Agreement which provided for a new term loan commitment of $6,705 million (“X B-1 Term Loan”) and a $500 million
Secured First Lien Revolving Credit Facility (including a letter of credit subfacility with an aggregate face value of up to $100 million) (together referred to as “X First Lien Senior Credit Facilities”).  The Secured First Lien
Revolving Credit Facility matures on October 27, 2027 and the X B-1 Term Loan matures on October 27, 2029.
Amendments. In February 2025, X Corp., an indirect subsidiary of the Company, amended the X First Lien Senior
Credit Facilities and entered into a new term loan commitment for $4,741 million with a maturity date of October
27, 2029  (“X B-3 Term Loan”) and reduced the Secured First Lien Revolving Credit Facility commitment to $0.
As part of the issuance of the X B-3 Term Loan, the Company is required to pay an arrangement fee of $51 million, which is due and payable on February 19, 2027. In April 2025, the Company entered into an amendment to the X
B-3 Term Loan for an additional commitment of $1,225 million with the same terms and conditions, increasing the total X B-3 Term Loan borrowings to $5,966 million.
Proceeds. The proceeds from the X B-3 Term Loan were used to pay down and extinguish the First Lien Bridge
Credit Facility and the Second Lien Bridge Credit Facility. The Company accounted for the pay down as a partial modification and extinguishment of debt, expensing immaterial debt issuance costs.
Interest Rates. The X B-1 Term Loan bears interest at a rate per annum of, initially, adjusted Term SOFR plus
6.50%.  The Secured First Lien Revolving Credit Facility bore interest at a rate per annum of, initially, an adjusted
Term SOFR plus 4.50%, with leverage-based step-downs. Undrawn commitments under the Secured First Lien
Revolving Credit Facility were subject to an unused commitment fee of 0.50% per annum, subject to quarterly leverage based step-downs.  The X B-3 Term Loan has a fixed interest rate of 9.50% per annum.  Interest on the X
B-1 Term Loan and X B-3 Term Loan is payable monthly, quarterly, or bi-annually at the option of the Company.
The effective interest rate on outstanding borrowings under the X B-1 Term Loan and X B-3 Term Loan was
12.40% and 9.80%, respectively, as of December 31, 2025.
Principal Repayments. The X B-1 Term Loan is repayable at any time, in whole or in part, without premium or penalty, subject to mandatory quarterly prepayments of principal beginning on the last day of the fiscal quarter

Confidential Treatment Requested by Space Exploration Technologies Corp.
Pursuant to 17 C.F.R. Section 200.83
ended March 31, 2023, in amounts equal to 0.25% of the original principal amount of borrowings thereunder, with the unpaid balance being payable on the final maturity date thereof.  The X B-1 Term Loan is also subject to additional customary mandatory prepayment provisions from the proceeds of certain debt issuances and asset sales, as well as sweeps of a portion of excess cash flow, subject to certain leverage-based step-downs and exceptions.
None of these additional customary mandatory prepayment provisions have been triggered as of December 31, 2025.
The X B-3 Term Loan has prepayment penalties of 107.13% of the outstanding principal before October 27, 2026,
104.75% of the outstanding principal before October 27, 2027, and 102.38% of the outstanding principal before
October 27, 2028.
Guarantors and Collateral. Obligations under the First Lien Senior Credit Facilities were guaranteed by X, and were collateralized by a first priority lien on substantially all of the assets of X and its subsidiaries (subject to customary exceptions) which had a carrying amount of $42,132 million as of December 31, 2025.
Covenants. The Company was in compliance with the covenants of the First Lien Senior Credit Facilities as of
December 31, 2025.
X Bridge Credit Facilities
General. On October 27, 2022, X Corp., an indirect subsidiary of the Company, entered into the First Lien Bridge
Loan Credit Agreement and the Second Lien Bridge Loan Credit Agreement as borrower, which provided for a
$3,000 million First Lien Bridge Credit Facility and a $3,000 million Second Lien Bridge Credit Facility (together, the “X Bridge Credit Facilities”), respectively. The initial term loans under each Bridge Credit Facility automatically convert to permanent term loans (“Permanent Bridge Loans”) on July 31, 2025 (“Bridge Conversion Date”), as
amended. The Permanent Bridge Loans mature on October 27, 2029 and October 27, 2030 for the First Lien Bridge
Credit Facility and the Second Lien Bridge Credit Facility, respectively.  In February 2025, the Company repaid the full outstanding amount of $2,966 million resulting in the full payoff of the First Lien Bridge Credit Facility prior to the Bridge Conversation Date.  In February and April 2025, the Company made principal payments of $1,775 million and $1,225 million respectively, resulting in the full payoff of the Second Lien Bridge Credit Facility prior to the Bridge Conversation Date.
Interest Rates. Borrowings under the First Lien Bridge Credit Facility bore interest at a rate per annum of, initially, an adjusted term SOFR plus 6.75%, with 0.50% step-ups occurring on each successive three-month period until the
Bridge Conversion Date, but subject to a maximum all-in rate of, prior to January 20, 2023, 9.25% and, on and after
January 20, 2023, 9.50% (“First Lien Bridge Total Cap”).  After the Bridge Conversion Date, any outstanding borrowings under the First Lien Bridge Credit Facility bore interest at the First Lien Bridge Total Cap.  Borrowings under the Second Lien Bridge Credit Facility bore interest at a rate per annum of, initially, an adjusted term SOFR plus 10.00%, with 0.50% step-ups occurring on each successive three-month period thereafter until the Bridge
Conversion Date, but subject to a maximum all-in rate of, prior to January 20, 2023, 12.75% and, on and after
January 20, 2023, 13.00% (“Second Lien Bridge Total Cap”). After the Bridge Conversion Date, any outstanding borrowings under the Second Lien Bridge Credit Facility bore interest at the Second Lien Bridge Total Cap.
xAI First Lien Credit Agreement
General. In June 2025, X.AI Corp. and X.AI LLC, indirect subsidiaries of the Company, entered into the First Lien
Credit Agreement to provide borrowings up to $2,000 million.  The Company executed a $1,000 million Fixed Rate
Term Loan maturing on June 30, 2030 (“xAI Fixed Rate Term Loan”); and a $1,000 million Floating Rate Term
Loan  maturing on June 30, 2030 (“xAI Floating Rate Term Loan”).
Interest Rates. The xAI Fixed Rate Term Loan has a fixed interest rate of 12.50% per annum and the xAI Floating
Rate Term Loan has a floating interest rate per annum of Term SOFR plus 7.25% or ABR plus 6.25%.  Interest on the xAI Fixed Rate Term Loan is payable bi-annually on January 31 and July 31, commencing on January 31, 2026.
Interest on the xAI Floating Rate Term loan is payable monthly, quarterly, or bi-annually at the option of the

Confidential Treatment Requested by Space Exploration Technologies Corp.
Pursuant to 17 C.F.R. Section 200.83
Company.  The effective interest rate on outstanding borrowings under the xAI Fixed Rate Term Loan and xAI
Floating Rate Term Loan was 11.91% and 12.48%, respectively, as of December 31, 2025.
Principal Repayments. The xAI Fixed Rate Term Loan and the xAI Floating Rate Term Loan have prepayment penalties of 103% on the principal outstanding balance prior to June 30, 2027 and 101% on the principal outstanding balance prior to June 30, 2028.
Guarantors. Obligations under the xAI Fixed Rate Term Loan and xAI Floating Rate Term Loan were guaranteed each jointly and severally by X.AI Corp. and the following subsidiaries of X.AI Corp.: AIQ Phase LLC, CTC
Holding LLC, CTC, LLZ Build LLC, and MZX.
Covenants. The Company was in compliance with the covenants of the xAI Fixed Rate Term Loan and xAI Floating
Rate Term Loan as of December 31, 2025.
xAI 12.5% Secured Senior Notes
General. In June 2025, X.AI LLC and, X.AI Co Issuer Corp, indirect subsidiaries of the Company, issued $3,000 million aggregate principal amount of 12.5% interest Senior Secured Notes due in 2030 (“xAI 12.5% Senior Secured
Notes”).  The Senior Secured Notes were issued at 100% of the principal amount and the entire principal amount will be due on June 30, 2030.
Interest Rates. The xAI 12.5% Senior Secured Notes have a fixed interest rate of 12.50% per annum.  Interest is payable bi-annually on January 15 and July 15, commencing on January 15, 2026.
Principal Repayments. The xAI 12.5% Senior Secured Notes have prepayment penalties of 106.25% on the principal outstanding balance prior to July 15, 2027 and 103.13% on the principal outstanding balance prior to July 15, 2028.
Guarantors. Obligations under the xAI 12.5% Senior Secured Notes were guaranteed each jointly and severally by
xAI and the following subsidiaries of xAI: AIQ Phase LLC, CTC Holding LLC, CTC, LLZ Build LLC, and MZX.
Covenants. The Company was in compliance with the covenants of the 12.5% Senior Secured Notes as of
December 31, 2025.
xAI Revolving Line of Credit
General. In April 2024 and amended in May 2024, a subsidiary of xAI, an indirect subsidiary of the Company, entered into a revolving line of credit for an aggregate face amount up to $150 million.  The Company had no borrowings under the line of credit during 2025.  Letters of credit issued under the revolving line of credit were $145 million as of December 31, 2025.
Interest Rates. Interest on any borrowings is calculated based on the 30-day average SOFR plus the International
Swaps and Derivatives Association spread adjustment plus a spread of 40 basis points.
Guarantors and Collateral. The agreement permits borrowings up to the value of the pledged collateral held in custody, less any outstanding loan balances, accrued interest, and fees. The pledged collateral consisted of securities held in xAI’s custodial account.
Other Financings
The Company has entered into various other financing arrangements, generally collateralized by specific machinery and equipment. These arrangements have an average fixed interest rate of 5.5% and 5.3% per annum as of
December 31, 2025 and 2024, respectively, with principal and interest payments due monthly, and in certain instances, a lump sum payment at the end of term.
In addition, in November 2025, CTC completed a sale-leaseback transaction for its AI infrastructure assets which would have been deemed finance leases resulting in failed sale-leaseback transactions. X.AI Corp. guarantees certain of CTC’s obligations under the lease agreement. As a result, the Company recorded the related debt of $455 million

Confidential Treatment Requested by Space Exploration Technologies Corp.
Pursuant to 17 C.F.R. Section 200.83
and $4,052 million within Debt and finance leases, current and Debt and finance leases, net of current, respectively, in the Company’s consolidated balance sheets. Refer to Note 18, Related Party Transactions for additional details.
The future scheduled principal maturities of debt as of December 31, 2025 are as follows:

2026 ......................................................................................................................................................	$560
2027 ......................................................................................................................................................	858
2028 ......................................................................................................................................................	1,063
2029 ......................................................................................................................................................	13,539
2030 ......................................................................................................................................................	6,029
Thereafter ..............................................................................................................................................	—
$22,049
The Company recognized interest expense for debt prior to capitalization of interest of $1,797 million, $1,580 million and $1,693 million, in the years ended December 31, 2025, 2024, and 2023, respectively.
The Company measures the fair value of its long-term fixed-rate debt for disclosure purposes. The fair value estimates for these debts were determined based on a discounted cash flow approach using yields calibrated from recent issuances of the securities, resulting in Level II measurement.
The carrying amounts and fair values of the long-term fixed-rate debt included in the consolidated balance sheets are as follows:

	As of December 31, 2025
	Carrying Amount	Fair Value
X B-3 Term Loan ......................................................................................................	$5,912	$6,190
xAI Fixed Rate Term Loan ........................................................................................	$991	$1,057
xAI 12.5% Secured Senior Notes ..............................................................................	$2,988	$3,173

Confidential Treatment Requested by Space Exploration Technologies Corp.
Pursuant to 17 C.F.R. Section 200.83
Note 11 - Leases
The balances of the Company’s operating and finance leases, included in Other assets, Accrued expenses and other current liabilities, and Other liabilities for operating leases, and Finance lease right-of-use assets, Debt and finance leases, current, and Debt and finance leases, net of current for finance leases, in the consolidated balance sheets, are as follows:

	December 31,
	2025	2024
Operating leases:
Operating lease right-of-use assets .......................................................................	$1,338	$1,367

Operating lease liabilities, current ........................................................................	422	382
Operating lease liabilities, net of current ..............................................................	1,136	1,259
Total operating lease liabilities ...................................................................	$1,558	$1,641

Finance leases:
Finance lease right-of-use assets ...........................................................................	$1,260	$1,686

Finance lease liabilities, current ............................................................................	369	295
Finance lease liabilities, net of current .................................................................	868	1,236
Total finance lease liabilities ........................................................................	$1,237	$1,531
The components of lease expense are as follows within the consolidated statements of operations:

	Year Ended December 31,
	2025	2024	2023
Operating lease expense:
Operating lease expense ............................................................	$475	$311	$295
Short-term lease cost .................................................................	267	101	25
Variable lease cost .....................................................................	106	83	75
Total operating lease expense ...............................................	848	495	395
Finance lease expense:
Amortization of leased assets ....................................................	330	—	—
Interest on lease liabilities .........................................................	317	—	—
Total finance lease expense ..................................................	647	—	—

Total lease expense ......................................................................	$1,495	$495	$395

Confidential Treatment Requested by Space Exploration Technologies Corp.
Pursuant to 17 C.F.R. Section 200.83
Other information related to leases is as follows:

	December 31,
	2025	2024
Weighted-average remaining lease term (in years):
Operating leases .........................................................................................................	5.9	5.2
Finance leases ............................................................................................................	3.0	4.0

Weighted-average discount rate:
Operating leases .........................................................................................................	10.3%	10.9%
Finance leases ............................................................................................................	22.6%	22.6%
During the years ended December 31, 2024 and 2023, the Company recorded restructuring charges of $30 million and $106 million, respectively, for operating lease right-of-use assets as part of its facilities consolidation restructuring efforts in Restructuring charges in the consolidated statements of operations. There was no impairment related to leases during the year ended December 31, 2025.
Supplemental cash flow and other information related to the Company’s leases are as follows:

	Year Ended December 31,
	2025	2024	2023
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash outflows from operating leases .........................	$533	$372	$303
Operating cash outflows from finance leases ............................	$317	$—	$—
Financing cash outflows from finance leases ............................	$295	$154	$—
Leased assets obtained in exchange for operating lease liabilities .	$288	$564	$168
Leased assets obtained in exchange for finance lease liabilities ....	$—	$1,686	$—
The above tables exclude operating lease agreements that have been signed as of December 31, 2025, but not yet commenced for the aggregate lease payments of $1,627 million and an average lease term of 7.2 years, including the operating lease arrangement with Stateline. Refer to Note 9, Investments in unconsolidated affiliates for additional details.
The maturities of the Company’s lease liabilities as of  December 31, 2025 are as follows:

	Operating Leases	Finance Leases
2026 ...........................................................................................................................	$682	$611
2027 ...........................................................................................................................	593	611
2028 ...........................................................................................................................	531	459
2029 ...........................................................................................................................	492	—
2030 ...........................................................................................................................	446	—
Thereafter ...................................................................................................................	995	—
Total undiscounted liabilities .....................................................................................	3,739	1,681
Less: Leases not yet commenced ...............................................................................	(1,627)	—
Less: Imputed interest ................................................................................................	(554)	(444)
Total lease liabilities ...............................................................................................	$1,558	$1,237

Confidential Treatment Requested by Space Exploration Technologies Corp.
Pursuant to 17 C.F.R. Section 200.83
Note 12 - Balance Sheet Components
Certain financial statement details are as follows:

	December 31,
	2025	2024
Prepaid expenses and other current assets
Tax related assets .......................................................................................................	$618	$160
Rebates and credits ....................................................................................................	597	—
Unbilled receivables ..................................................................................................	223	314
Restricted cash and deposits ......................................................................................	182	23
Other ..........................................................................................................................	590	371
Prepaid expenses and other current assets ......................................................	$2,210	$868

Accrued expenses and other current liabilities
Tax related liabilities .................................................................................................	$563	$112
Operating lease liabilities, current .............................................................................	422	382
Accrued interest .........................................................................................................	416	118
Restructuring liabilities ..............................................................................................	339	149
Payroll & employee benefit accruals .........................................................................	322	366
Other current liabilities ..............................................................................................	507	381
Accrued expenses and other current liabilities ...............................................	$2,569	$1,508
Note 13 - Redeemable Convertible Preferred Stock and Shareholders’ Equity
SpaceX Preferred and Common Stock
On February 14, 2024, the holders of outstanding stock of the Company approved and adopted a Plan of Conversion, pursuant to which the Company converted from a Delaware corporation into a corporation organized under the laws of the State of Texas.
In connection with the Plan of Conversion, the Company updated its authorized capitalization to issue five classes of stock - four classes to be designated Class A common stock (“Class A”), Class B common stock (“Class B”),
Class C common stock (“Class C”), Class D common stock (“Class D”) (collectively the “SpaceX Common Stock”), and one class of stock to be designated preferred stock and subdivided into several series of redeemable convertible preferred stock (collectively the “SpaceX Redeemable Convertible Preferred Stock”). All references to “Class” refer to that particular class of SpaceX Common Stock and all references to “Series” refer to that particular series of
SpaceX Redeemable Convertible Preferred Stock.
As of December 31, 2025, the total number of shares of SpaceX Common Stock the Company is authorized to issue is 12,691 million shares, each with a par value of $0.001 per share, except for Class D, which has a par value of
$0.0001 per share. 7,226 million shares are Class A, 1,065 million shares are Class B, 2,000 million shares are Class
C, and 2,400 million shares are Class D. The total number of SpaceX Redeemable Convertible Preferred Stock that the Company is authorized to issue is 2,607 million shares, of which 2,400 million shares are undesignated.
With the exception of the expanded conversion rights described below, there were no changes to the dividend provisions, liquidation preferences, conversion rights, redemption rights or the voting rights of the SpaceX
Convertible Redeemable Preferred Stock and SpaceX Common Stock during the years ended December 31, 2025,
2024, and 2023.
In 2022, the Board approved a stock split (the “2022 Stock Split”), pursuant to which each share of the SpaceX
Common Stock issued and outstanding was split into ten shares of SpaceX Common Stock.

Confidential Treatment Requested by Space Exploration Technologies Corp.
Pursuant to 17 C.F.R. Section 200.83
xAI Redeemable Convertible Preferred Stock and Common Stock
On March 28, 2025, xAI adopted an Amended and Restated Articles of Incorporation, which established its capital structure and designated multiple classes of common stock and several series of redeemable convertible preferred stock. The Articles were subsequently amended and restated through January 30, 2026 (collectively, the “xAI
Articles of Incorporation”) to add and authorize additional series of redeemable convertible preferred stock with no economic changes to any previously existing series.
Pursuant to the xAI Articles of Incorporation, xAI’s authorized capitalization prior to the xAI Merger consisted of three classes of common, stock, which are designated Class A common stock (“xAI Class A”), Class B common stock (“xAI Class B”), Limited Voting common stock (“xAI Limited Voting”), (collectively the “xAI Common
Stock”) and several series of redeemable convertible preferred stock (collectively the “xAI Redeemable Convertible
Preferred Stock”). All references to “xAI Class” refer to that particular class of xAI Common Stock and all references to “xAI Series” refer to that particular series of xAI Redeemable Convertible Preferred Stock.
As of December 31, 2025, the total number of xAI Common Stock that xAI authorized to issue is 7,884 million shares, each with a par value of $0.001 per share, 5,874 million shares are xAI Class A, 2,000 million shares are xAI
Class B, and 10 million shares are xAI Limited Voting. The total number of xAI Redeemable Convertible Preferred
Stock that the Company is authorized to issue is 3,302 million shares.
Effect of the xAI Merger
xAI Redeemable Convertible Preferred Stock
Upon the effective date of the xAI Merger, all outstanding shares of xAI Redeemable Convertible Preferred Stock converted into shares of SpaceX Common Stock, based on the share-for-share exchange mechanics specified in the
Merger Agreement. Each share of xAI Series A‑1, B, C, D, and E redeemable convertible preferred stock (classified as “xAI Low Vote Stock”) was converted into 0.1433 shares of SpaceX Class A Common Stock per preferred share, rounded up to the nearest whole number for fractional shares. Each share of xAI Series A redeemable convertible preferred stock (classified as “xAI High Vote Stock”) was converted into 0.1433 shares of SpaceX Class B Common
Stock per preferred share, rounded up to the nearest whole number for fractional shares. For xAI Series A
Redeemable Convertible Preferred Stock, all holders that are an eligible service provider may instead elect to receive cash of $75.46 per share of xAI Series A Redeemable Convertible Preferred Stock. Upon conversion, all shares of
xAI Redeemable Convertible Preferred Stock were canceled and retired, and former xAI Redeemable Convertible
Preferred Stock shareholders received the applicable shares of SpaceX Common Stock. Any shares of xAI
Redeemable Convertible Preferred Stock previously held by the Company were canceled and retired and did not receive any consideration.
Although xAI Redeemable Convertible Preferred Stock converted into SpaceX Common Stock upon the xAI Merger closing, the xAI Redeemable Convertible Preferred Stock balances are presented as Redeemable Convertible
Preferred Stock in the consolidated financial statements for all periods presented. Because the xAI Redeemable
Convertible Preferred Stock was legally outstanding during all historical periods prior to the xAI Merger and represented a separate equity class of a legally distinct predecessor entity, the conversion of xAI Redeemable
Convertible Preferred Stock into SpaceX Common Stock is recognized only in the period in which the exchange actually occurs, and not retrospectively. Accordingly, the historical consolidated balance sheets and consolidated statements of redeemable convertible preferred stock and shareholders’ equity reflect the xAI Redeemable
Convertible Preferred Stock as outstanding xAI Redeemable Convertible Preferred Stock consistent with its legal form and rights during those periods and are not recast on an as-converted basis. The impact of the conversion will be presented prospectively in the period of the merger (Q1 2026).
xAI Warrants
xAI also issued warrants to customer that were outstanding as of the effective date of the xAI Merger, which had a ten-year term originally set to expire in 2035, with an exercise price equal to the par value of the stock, and vesting terms that resulted in the warrants vesting proportionally to the payments received under the related agreement. The closing of the xAI Merger triggered an acceleration clause in which all outstanding xAI warrants, both vested and

Confidential Treatment Requested by Space Exploration Technologies Corp.
Pursuant to 17 C.F.R. Section 200.83
unvested components, were automatically exercised on a cashless basis exercised and converted into fully vested
SpaceX Class A Common Stock at the exchange ratio of 0.1433.
xAI and X Common Stock
Upon the effective date of the xAI Merger, every outstanding share of xAI Common Stock, whether Class A, Class
B, or Limited Voting, converted into the right to receive SpaceX Common Stock at a fixed exchange ratio of 0.1433
SpaceX shares per share of xAI Common Stock, unless the holder was an eligible service provider and elected to receive cash of $75.46 per share of xAI Class A or Class B. No fractional SpaceX shares were issued and all share amounts were rounded up to the nearest whole number. Any shares of xAI Common Stock previously held by the
Company were canceled and retired and did not receive any consideration.
Effect of the X Merger
Upon the effective date of the X Merger, each class of common stock of X Holdings Corp. (“X Common Stock”)
was converted to 2.776 shares of xAI Common Stock of the same class (rounded down to the nearest whole share), each class of common stock of X.AI Corp. (“xAI Corp. Common Stock”) was converted to 1.000 share of xAI
Common Stock of the same class, and each series of X.AI Corp. preferred stock (“xAI Corp. Preferred Stock”)
(other than shares held by X or any of its subsidiaries) was converted to 1.000 share of xAI Redeemable Convertible
Preferred Stock of the same series.
As a result of the Mergers, all of X, X.AI Corp. and xAI Common Stock are being presented in the historical financial statements as if they had been converted into SpaceX Common Stock at the applicable exchange rate for all periods presented. As such, all shares of historical X, X.AI Corp. and xAI Common Stock are included in the share counts for SpaceX Common Stock below. X.AI Corp. and xAI Redeemable Convertible Preferred Stock are being presented in the consolidated financial statements at historical values with an adjustment to the conversion rate at the applicable exchange ratio per the xAI Merger.
Redeemable Convertible Preferred Stock
Information for each series of SpaceX and xAI Redeemable Convertible Preferred Stock (collectively, the
“Combined Redeemable Convertible Preferred Stock”) at December 31 is as follows:

	Dividend Per Share	Initial Price Per Share	Authorized Shares	Outstanding [1]		Liquidation Preference	Net Carrying Value
	2025	2025	2025	2025	2024	2025	2025
SpaceX Redeemable Convertible Preferred Stock
Series A ................................	$0.05	$1.00	61.0	60.4	60.5	$60	$59
Series A-1 .............................	$0.05	$1.00	61.0	0.2	0.2	—	—
Series B .................................	$0.10	$2.00	5.5	5.1	5.1	10	10
Series B-1 .............................	$0.10	$2.00	5.5	0.1	0.1	—	—
Series C .................................	$0.15	$3.00	10.5	9.7	9.7	29	23
Series D ................................	$0.19	$3.88	7.5	5.2	5.2	40	20
Series E .................................	$0.23	$4.50	10.5	10.2	10.2	46	647
Series F .................................	$0.38	$7.50	6.8	6.7	6.7	50	48
Series G ................................	$3.87	$77.46	13.0	12.6	12.8	978	978
Series H ................................	$6.75	$135.00	3.4	3.2	3.3	429	429
Series I ..................................	$8.45	$169.00	3.0	3.0	3.0	499	499
Series J ..................................	$9.30	$186.00	2.7	2.5	2.6	457	457
Series K ................................	$10.20	$204.00	2.7	2.5	2.5	518	518
Series L .................................	$10.70	$214.00	1.5	1.4	1.4	295	295
Series M ................................	$11.00	$220.00	2.7	2.7	2.7	596	596
Series N ................................	$13.50	$270.00	9.5	9.3	9.4	2,520	2,520

Confidential Treatment Requested by Space Exploration Technologies Corp.
Pursuant to 17 C.F.R. Section 200.83

	Dividend Per Share	Initial Price Per Share	Authorized Shares	Outstanding [1]		Liquidation Preference	Net Carrying Value
	2025	2025	2025	2025	2024	2025	2025
Total SpaceX Redeemable Convertible Preferred Stock ...............................			206.6	134.7	135.2	$6,528	$7,100

xAI Redeemable Convertible Preferred Stock
Series A ................................	$0.05	$1.00	1,000.0	750.0	750.0	$750	$753
Series A-1 .............................	$0.05	$1.00	1,000.0	—	—	—	—
Series B .................................	$0.60	$11.97	584.9	584.9	584.9	7,001	7,001
Series C .................................	$1.08	$21.65	277.1	277.1	277.1	6,000	6,000
Series D ................................	$1.83	$36.56	174.8	120.1	—	4,390	4,388
Series E .................................	$3.77	$75.46	265.0	179.2	—	13,523	13,510
Total xAI Redeemable Convertible Preferred Stock ...............................			3,301.8	1,911.3	1,612.0	$31,664	$31,652
Total Combined Redeemable Convertible Preferred Stock ...............................			3,508.5	2,046.0	1,747.3	$38,191	$38,752
______________
(1)The number of issued redeemable convertible preferred stock is equal to the number of outstanding redeemable convertible preferred stock, with the exception of xAI Series A and xAI Series D, of which the number of issued shares is 1,000.0 million and 175.0 million, respectively, due to redeemable convertible preferred stock held by X and SpaceX, respectively.
The following describes the various rights and preferences of the SpaceX Redeemable Convertible Preferred Stock:
Dividend Provisions
On a per annum basis, holders of shares of SpaceX Redeemable Convertible Preferred Stock are entitled to receive dividends prior and in preference to any declaration or payment of any dividend to common shareholders at a rate described in the table above for each outstanding share of SpaceX Redeemable Convertible Preferred Stock. Any such dividends are declared at the discretion of the Board of Directors and are not cumulative. For the period from inception through December 31, 2025, no dividends on SpaceX Redeemable Convertible Preferred Stock have been declared. The SpaceX Redeemable Convertible Preferred Stock do not participate in distributions beyond their preferred dividend as described above.
Liquidation Preference
The series of SpaceX Redeemable Convertible Preferred Stock listed in the table above were issued by the Company chronologically and in alphabetical order, with Series A issued first and Series N issued most recently. Each series of SpaceX Redeemable Convertible Preferred Stock is senior in rank to all earlier issued series and junior in rank to all later issued series, except that: (i) Series A, A-1, B, B-1, and C SpaceX Redeemable Convertible Preferred Stock
are all on parity with each other and junior in rank to all subsequently issued series of SpaceX Redeemable
Convertible Preferred Stock; and (ii) series E, F, and G SpaceX redeemable convertible preferred stock are all on parity with each other, are senior in rank to all earlier issued series of SpaceX Redeemable Convertible Preferred
Stock, and junior in rank to all subsequently issued series of SpaceX Redeemable Convertible Preferred Stock.
In the event of a liquidation, dissolution, or winding up of the Company, holders of a given series of SpaceX
Redeemable Convertible Preferred Stock are entitled to receive, in preference to the holders of SpaceX Common
Stock and any junior-ranking SpaceX Redeemable Convertible Preferred Stock, the liquidation preference indicated
in the table above for such series of SpaceX Redeemable Convertible Preferred Stock, plus any declared but unpaid dividends. Holders of all series of SpaceX Redeemable Convertible Preferred Stock are entitled to receive the greater of the liquidation preference per share indicated above, or the amount each series would be entitled to receive if all such outstanding SpaceX Redeemable Convertible Preferred Stock were converted to Class A or Class B
SpaceX Common Stock, as applicable, immediately prior to such liquidation, dissolution, or winding up of the

Confidential Treatment Requested by Space Exploration Technologies Corp.
Pursuant to 17 C.F.R. Section 200.83
Company. Upon completion of the distributions described above, if any assets remain in the Company, the then remaining assets will be distributed on an equal priority, pro rata basis to the holders of SpaceX Common Stock.
Conversion Rights
Each share of Series A and Series B SpaceX Redeemable Convertible Preferred Stock is convertible at the option of the holder at any time after the date of issuance of such share into shares of Class A, Class B, or Class C SpaceX
Common Stock and each share of all other series of preferred stock are convertible at the option of the holder at any time after the date of issuance of such share into shares of Class A or Class C SpaceX Common Stock. The number of shares of SpaceX Common Stock to which a holder of SpaceX Redeemable Convertible Preferred Stock is entitled shall be at a conversion rate determined by dividing the initial price by the conversion price. Each share of
SpaceX Redeemable Convertible Preferred Stock is convertible into ten shares of SpaceX Common Stock following the 2022 Stock Split. The conversion price is subject to adjustment set forth in the charter for certain dilutive issuances, splits and combinations. Prior to Company’s conversion to a Texas entity, holders of Series A and Series
B SpaceX Redeemable Convertible Preferred Stock were only permitted to convert to Class B SpaceX Common
Stock, and holders of other series of SpaceX Redeemable Convertible Preferred Stock were only permitted to convert to Class A SpaceX Common Stock.
The SpaceX Redeemable Convertible Preferred Stock automatically converts upon the earlier of (i) the Company’s sale of its common stock in a public offering pursuant to a registration statement under the Securities Act of 1933, in which the pre-public offering market capitalization of the Company is at least $6.0 billion and which results in aggregate cash proceeds to the Company of not less than $250 million (“Qualified IPO”) or (ii) the date specified by written consent or agreement of the applicable holders of shares of SpaceX Redeemable Convertible Preferred Stock
(with respect to each applicable series of SpaceX Redeemable Convertible Preferred Stock), voting in accordance with the charter.
In the event of a transfer of a share of Series A or Series B (other than a Permitted Transfer as defined in the charter), such share shall automatically be cancelled and converted into a corresponding share of Series A-1 or
Series B-1.
Voting Rights
Holders of each share of Series A and Series B have the right to ten votes for each share of Class B into which such share is convertible. Holders of each share of all other series of SpaceX Redeemable Convertible Preferred Stock have the right to one vote for each share of Class A into which such share is convertible. Such holders will have full voting rights and powers equal to the voting rights and powers of the holders of SpaceX Common Stock, except as required by law.
Classification
The liquidation preference provisions of the SpaceX Redeemable Convertible Preferred Stock are considered contingent redemption provisions as deemed liquidation events such as a change of control are not solely within the control of the Company. Accordingly, SpaceX Redeemable Convertible Preferred Stock are presented outside of permanent equity on the Company’s consolidated balance sheets as Redeemable convertible preferred stock. SpaceX
Redeemable Convertible Preferred Stock has not been remeasured to their redemption amount as they are not currently redeemable or probable of becoming redeemable.
The following describes the various rights and preferences of the xAI Redeemable Convertible Preferred Stock:
Dividend Provisions
On a per annum basis, holders of shares of xAI Redeemable Convertible Preferred Stock are entitled to receive dividends prior and in preference to any declaration or payment of any dividend to common shareholders at a rate described in the table above for each outstanding share of xAI Redeemable Convertible Preferred Stock. Any such dividends declared at the discretion of the Board of Directors and are not cumulative. After payment of any such preferred dividends, holders of xAI Redeemable Convertible Preferred Stock are entitled to participate in any

Confidential Treatment Requested by Space Exploration Technologies Corp.
Pursuant to 17 C.F.R. Section 200.83
additional dividends or distributions on an as‑converted basis with holders of xAI Common Stock. For the period from inception through December 31, 2025, no dividends were declared on xAI Redeemable Convertible Preferred
Stock.
Liquidation Preference
The series of xAI Redeemable Convertible Preferred Stock listed in the table above were issued by xAI chronologically and in alphabetical order, with Series A issued first and Series E issued most recently. Each of
Series A, Series A‑1, Series B, Series C, Series D, and Series E xAI Redeemable Convertible Preferred Stock has a
liquidation preference equal to the greater of (i) the applicable original issue price plus any declared but unpaid dividends or (ii) the amount the holder would receive if the xAI Redeemable Convertible Preferred Stock were converted to xAI Common Stock immediately prior to such event. In the event of a liquidation, dissolution, winding up, or deemed liquidation event, holders of xAI Redeemable Convertible Preferred Stock would receive their liquidation preference prior to holders of xAI Common Stock. After payment of all liquidation amounts owed to xAI
Redeemable Convertible Preferred Stock, remaining assets or consideration not payable to holders of xAI
Redeemable Convertible Preferred Stock (as applicable), if any, would be distributed to holders of xAI Common
Stock on a pro rata basis.
Conversion Rights
Each share of xAI Redeemable Convertible Preferred Stock is convertible at the option of the holder into xAI
Common Stock at any time after the date of issuance. The number of shares of xAI Common Stock issuable upon conversion is determined by dividing the initial price of the applicable series by its conversion price, with the conversion price subject to adjustment for customary anti‑dilution events, including stock splits, combinations, and certain dilutive issuances as presented in the table above. Each share of xAI Series A Redeemable Convertible
Preferred Stock is convertible into xAI Class B Common Stock or Series A-1 Redeemable Convertible Preferred
Stock, while each remaining series of xAI Redeemable Convertible Preferred Stock is convertible into xAI Class A
Common Stock.
The xAI Redeemable Convertible Preferred Stock would automatically convert into xAI Common Stock upon the earlier of (i) the consummation of a qualified public offering that meets the criteria set forth in the Articles, or (ii)
the written consent of the requisite percentage of voting power of the outstanding shares of xAI Redeemable
Convertible Preferred Stock.
Voting Rights
Holders of each share of xAI Series A have the right to ten votes for each share of Series A held by such holder.
Holders of each share of all other series of xAI Redeemable Convertible Preferred Stock have the right to one vote for each share of xAI Class A into which such share is convertible. Such holders have full voting rights and powers equal to the voting rights and powers of the holders of xAI Common Stock (other than xAI Limited Voting).
Classification
The liquidation preference provisions of the xAI Redeemable Convertible Preferred Stock are considered contingent redemption provisions as deemed liquidation events such as a change of control are not solely within the control of
xAI. Accordingly, xAI Redeemable Convertible Preferred Stock are presented outside of permanent equity on the
Company’s consolidated balance sheets as Redeemable convertible preferred stock. xAI Redeemable Convertible
Preferred Stock has not been remeasured to their redemption amount as they are not currently redeemable or probable of becoming redeemable.

Confidential Treatment Requested by Space Exploration Technologies Corp.
Pursuant to 17 C.F.R. Section 200.83
Common Stock
The following describes all of the activity that occurred within each class of SpaceX Common Stock during the years ended December 31, 2025 and 2024, incorporating all activity that occurred within the class of xAI Common
Stock on an as-converted basis to the class of SpaceX Common Stock it was converted into per the xAI Merger and
X Merger.

	Class A		Class B		Class C		Class D
	Common Stock		Common Stock		Common Stock		Common Stock
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balance at December 31, 2022 .........	356	$0	129	$0	63	$0	—	$—
Common stock issued, net of tax withholding ...............................	1	0	38	0	11	0	—	—
Conversion between classes of common stock ...........................	6	0	(6)	0	—	—	—	—
Repurchase of common stock .....	(1)	0	0	0	(1)	0	—	—
Balance at December 31, 2023 .........	362	0	161	0	73	0	—	—
Common stock issued, net of tax withholding ...............................	2	0	2	0	11	0	—	—
Repurchase of common stock .....	(7)	0	(2)	0	0	0	—	—
Conversion of redeemable convertible preferred stock to common stock ...........................	3	0	—	—	—	—	—	—
Conversion between classes of common stock ...........................	7	—	(7)	—	—	—	—	—
Balance at December 31, 2024 .........	367	0	154	0	84	0	—	—
Common stock issued, net of tax withholding ...............................	6	1	1	0	12	0	—	—
Repurchase of common stock .....	(6)	0	(8)	0	—	—	—	—
Conversion of redeemable convertible preferred stock to common stock ...........................	6	0	—	—	—	—	—	—
Conversion between classes of common stock ...........................	18	0	(18)	0	—	—	—	—
Balance at December 31, 2025 .........	391	$1	129	$0	96	$0	—	$—
The following describes the various rights and preferences of the SpaceX Common Stock:
Dividend Provisions
Subject to the prior rights of holders of all classes and series of stock at the time outstanding having prior rights as to dividends, holders of SpaceX Common Stock shall be entitled to receive, when, as and if declared by the Board of
Directors, out of any funds legally available, such dividends as may be declared from time to time by the Board of
Directors. For the period from inception through December 31, 2025, no dividends were declared on SpaceX
Common Stock.
Liquidation Rights
In the event of a liquidation, dissolution, or winding up of the Company, upon the completion of the distributions required with respect to the SpaceX Redeemable Convertible Preferred Stock, if assets remain in the Company, the then remaining assets will be distributed on an equal priority, pro rata basis to the holders of SpaceX Common
Stock.

Confidential Treatment Requested by Space Exploration Technologies Corp.
Pursuant to 17 C.F.R. Section 200.83
Conversion Rights
Each share of Class B is convertible at the option of the holder, at any time, into one share of Class A. Each share of
Class B will automatically convert into one share of Class A upon a transfer, other than a Permitted Transfer (as defined in the charter), of such share of Class B.
Voting Rights
Each holder of Class A is entitled to one vote for each share held. Each holder of Class B is entitled to ten votes for each share held. The holders of Class C have no voting rights, except as required by law. Voting rights with respect to Class D will be established when and if any shares of Class D are issued by the Board of Directors.
Reserve for Unissued Shares of Common Stock
The Company is required to reserve and keep available out of its authorized but unissued shares of SpaceX Common
Stock such number of shares sufficient to effect the conversion of all outstanding shares of SpaceX Redeemable
Convertible Preferred Stock and Class B, as applicable, plus shares granted and available for grant under the
Company’s share plans.
The amount of such shares of the SpaceX Common Stock reserved for these purposes at December 31, 2025 is as follows:

	Number of Shares
	Class A	Class B	Class C	Class D
Redeemable Convertible Preferred Stock issued (low-vote) ........................................................	1,853	—	692	—
Redeemable Convertible Preferred Stock issued (high-vote) .......................................................	655	1,405	655	—
Outstanding Class B ............................................	129	—	—	—
Outstanding stock options ...................................	2	94	95	—
Outstanding RSUs ...............................................	9	9	12	—
Future grants under share-based compensation ..	32	—	77	—
	2,680	1,508	1,531	—
Share Repurchases
SpaceX Share Repurchases
During the year ended December 31, 2025, SpaceX repurchased $522 million or 2.8 million shares of SpaceX
Common Stock from eligible current and former employees. Similarly, the Company repurchased $920 million or
7.7 million shares of SpaceX Common Stock from eligible current and former employees and existing shareholders during the year ended December 31, 2024, as well as $101 million or 0.1 million shares of SpaceX Redeemable
Convertible Preferred Stock in a number of unrelated transactions with existing shareholders at their then-current fair market value. The Company only repurchased shares held by eligible participants for more than six months at a purchase price per share equal to the then current fair market value.
All SpaceX shares repurchased to date have been retired.
xAI Share Repurchase
During the year ended December 31, 2025, the Company also purchased 16.4 million shares of xAI Common Stock
(on a pre-converted basis) for $600 million from an existing shareholder of xAI. Following the xAI Merger, this transaction is considered as a repurchase of xAI Common Stock in the consolidated statements of redeemable convertible preferred stock and shareholders’ equity.
All xAI shares repurchased to date have been retired.

Confidential Treatment Requested by Space Exploration Technologies Corp.
Pursuant to 17 C.F.R. Section 200.83
Note 14 - Earnings per Share
The following table presents the reconciliation of net income (loss) attributable to common shareholders to net income (loss) used in computing basic and diluted net income (loss) per share of common stock:

	Year Ended December 31,
	2025	2024	2023
Numerator:
Net income (loss) ..........................................................................	$(4,937)	$791	$(4,628)
Less: Deemed dividend(1) ..........................................................	—	80	—
Less: Dividends and undistributed earnings allocated to participating securities ...........................................................	—	693	—
Net income (loss) attributable to common shareholders - basic ....	(4,937)	18	(4,628)
Add: Effect of assumed conversion of SpaceX Redeemable Convertible Preferred Stock ...................................................	—	3	—
Add: Effect of assumed conversion of stock options ................	—	0	—
Add: Effect of assumed conversion of restricted stock units ....	—	0	—
Add: Effect of assumed issuance of shares under the ESPP .....	—	0	—
Net income (loss) attributable to common shareholders - diluted ..	$(4,937)	$21	$(4,628)

Denominator:
Weighted average shares of common stock outstanding - basic ....	585	570	552
Weighted average shares of common stock equivalents:
Conversion of SpaceX Redeemable Convertible Preferred Stock ......................................................................................	—	1,354	—
Exercise of stock options ...........................................................	—	58	—
Conversion of restricted stock units ..........................................	—	9	—
Conversion of ESPPs .................................................................	—	0	—
Weighted average common stock and common stock equivalent outstanding - diluted ...................................................................	585	1,991	552

Earnings (loss) per share attributable to common shareholders
Basic ..........................................................................................	$(8.44)	$0.03	$(8.39)
Diluted .......................................................................................	$(8.44)	$0.01	$(8.39)
__________________
(1)The excess of fair market value over the consideration transferred for the repurchase of SpaceX Redeemable Convertible Preferred Stock was treated as a deemed dividend and resulted in a decrease to net income (loss) attributable to common shareholders in the calculation of earnings (loss) per share.

Confidential Treatment Requested by Space Exploration Technologies Corp.
Pursuant to 17 C.F.R. Section 200.83
The following potentially dilutive securities on an as-converted basis are excluded from the calculation of diluted net income (loss) per share attributable to common shareholders for the periods presented because the impact of including them would be anti-dilutive (refer to Note 15, Share-based Compensation for additional details):

	Year Ended December 31,
	2025	2024	2023
xAI Redeemable Convertible Preferred Stock ...............................	274	—	107
SpaceX Redeemable Convertible Preferred Stock .........................	135	—	136
Share-based compensation .............................................................	125	4	153
The table above excludes 2.9 million, 7.7 million, and 4.2 million share-based compensation awards outstanding as of December 31, 2025, 2024, and 2023, respectively, as these awards are subject to performance and market conditions that were not met as of those dates.
Note 15 - Share-based Compensation
X and xAI Mergers
As part of the xAI Merger, each xAI option for a share of xAI common stock outstanding and unexercised at the time of the xAI Merger (vested and unvested) was converted into a SpaceX option to receive 0.1433 shares of
SpaceX Class A or Class B Common Stock, as applicable, under the same terms and conditions (including the vesting and exercisability conditions) as the original xAI stock options at an exercise price equal to the original xAI option exercise price divided by 0.1433. Each xAI RSU that was vested and outstanding was converted to the right to receive 0.1433 of a share of SpaceX Class A or Class B Common Stock, as applicable. Each xAI RSU that was unvested was converted to 0.1433 of a SpaceX RSU. Each xAI RSA was converted to 0.1433 shares of SpaceX RSA for SpaceX Class A or Class B Common Stock, as applicable, with the same terms and conditions (including the vesting terms). Holders of vested xAI options and vested xAI RSUs also had the option to receive cash payment for
$75.46 per share in lieu of conversion. Refer to Note 13, Redeemable Convertible Preferred Stock and Shareholders’
Equity for additional details.
As part of the X Merger, each X RSU that was outstanding was converted to a xAI RSU to receive 2.776 shares of
xAI Common Stock.
General
The Company grants RSUs, RSAs, and non-statutory options to eligible employees, key executives, and certain non-
employee service providers (collectively, the “Plans”).  The Company also has a number of performance-based awards. RSUs entitle the grantee to receive shares of Class A or Class B Common Stock upon vesting, with vesting generally occurring either (i) 25% after the first service year with quarterly vesting for the remaining four-year service period,  (ii) 12.5% after the first six months of service with quarterly vesting for the remaining four-year service period, or (iii) 20% after the first service year with semi-annual vesting for the remaining five-year service period, subject to continued service through the applicable vesting date. RSAs entitle the grantee to receive shares of
Class A or Class B Common Stock with 25% after the first service year with monthly vesting for the remaining four-
year service period.  Options generally vest over (i) four years with 25% vesting after one year then one thirty-sixth of the remainder vesting thereafter on a monthly basis or (ii) six years with 20% vesting after two years, and then one forty-eighth of the remainder vesting thereafter on a monthly basis.  Options are exercisable up to ten years from the date of grant. At December 31, 2025, 108.8 million shares remained available for future grant under the Plans.
The Company offers an ESPP, under which eligible employees can purchase the Company’s Common Stock at a discounted price. The Company also offers a Non-Qualified Employee Stock Purchase Plan (“NQ ESPP”), under which employees can purchase the Company’s Common Stock at the fair market value. At December 31, 2025, 5.4 million and 1.0 million shares remained available for future grant under the ESPP and NQ ESPP plans, respectively.

Confidential Treatment Requested by Space Exploration Technologies Corp.
Pursuant to 17 C.F.R. Section 200.83
Summary Activity under the Plans
Below table summarizes activities related to the Company’s Plans, presented on an as-converted basis per the xAI
Merger. For the purposes of the table below, each xAI option, RSU and RSA is presented as 0.1433 SpaceX option,
RSU and RSA, respectively.

	Stock Options
	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (years)	Aggregate Intrinsic Value
Balance at December 31, 2024 ........................	106	$44.30	6.5	$14,342
Granted ................................................................	4	$186.34
Exercised .............................................................	(7)	$29.02
Cancelled .............................................................	(4)	$49.05
Outstanding at December 31, 2025 .................	99	$50.89	5.7	$37,171
Vested and expected to vest at December 31, 2025 ..................................................................	99	$50.89	5.7	$37,171
Vested and exercisable at December 31, 2025 ..	80	$41.55	5.2	$30,346

	RSUs		RSAs
	Number of Restricted Stock Units	Weighted Average Grant Date Fair Value Per Share	Number of Restricted Stock Awards	Weighted Average Grant Date Fair Value Per Share
Balance at December 31, 2024 ........................	22	$62.84	22	$0.01
Granted ................................................................	15	$274.21	0	$469.36
Exercised .............................................................	(10)	$127.66	(7)	$2.10
Cancelled .............................................................	(5)	$167.20	(8)	$0.01
Balance at December 31, 2025 ........................	22	$202.46	7	$0.56
The weighted-average grant-date fair value per share of options granted during the years ended December 31, 2025,
2024, and 2023 was $106.45, $25.12, and $38.01 respectively. The total intrinsic value of options exercised during the years ended December 31, 2025, 2024, and 2023 was $1,249 million, $392 million and $261 million, respectively.
The weighted-average grant date fair value per share of RSUs granted during the years ended December 31, 2025,
2024, and 2023 was $274.21, $88.42, and $78.01, respectively. The total fair market value of RSUs released for the years ended December 31, 2025, 2024, and 2023 was $2,151 million, $871 million and $729 million, respectively.
The weighted-average grant date fair value per share of RSAs granted during the years ended December 31, 2025,
2024, and 2023 was $469.36, $—, and $0.01, respectively. There were no RSAs released during the years ended
December 31, 2025 and 2024, and the total fair value of the RSAs released during the year ended December 31,
2023 was $38 million.
At December 31, 2025, total remaining share-based compensation expense for unvested stock options, RSUs, and
RSAs was $4,842 million, which is expected to be recognized over a weighted-average period of 3.2 years.
ESPP
During the years ended December 31, 2025, 2024, and 2023, under the ESPP, the Company issued 1.3 million, 1.6 million and 1.3 million shares, respectively. For the year ended December 31, 2025, the Company issued 42

Confidential Treatment Requested by Space Exploration Technologies Corp.
Pursuant to 17 C.F.R. Section 200.83
thousand shares under the NQ ESPP. No shares were issued under NQ ESPP during the years ended December 31,
2024 and 2023.
CEO Award
In November 2025, the Company granted a performance-based award (“xAI Award”) to Elon Musk consisting of twelve tranches. Each tranche represents the right to receive a number of shares at fair market value equal to 1.0% of
xAI’s valuation at the valuation milestone. The xAI Award is subject to market conditions based on valuation milestones, ranging from $213 billion to $1,313 billion, performance condition requiring the Company to receive not less than $2,000 million in proceeds from investors through capital raises on the milestone date, and a service condition requiring Mr. Musk’s continued service over the ten-year performance period.
The grant date fair value of the award was determined to be $2,205 million and the Company recorded $28 million of share-based compensation expense for the year ended December 31, 2025.  In March 2026, the Company terminated the xAI Award, refer to Note 21, Subsequent Events for further discussion.
Performance-based awards
In March 2023, X issued performance-based RSU awards to all X employees that also included service conditions.
The performance conditions would only be satisfied upon a change in control or completion of an initial public offering (deemed a liquidity event). For the years ended December 31, 2024 and 2023, no share-based compensation expense was recorded as it was not probable the performance-based vesting condition would be met.  In 2025, these awards were modified to remove the performance-based condition, resulting in additional share-based compensation expense of $588 million.
Fair Value Determination
The weighted-average assumptions that were used to calculate the grant date fair value of the Company’s employee stock option grants are as follows:

	Year Ended December 31,
	2025	2024	2023
Expected term (years) .....................................................................	6.94	6.80	6.70
Volatility .........................................................................................	43.14%	39.80%	43.20%
Risk-free interest rate .....................................................................	4.02%	4.30%	3.60%
Dividend yield ................................................................................	—%	—%	—%
The expected term of employee stock options represents the weighted-average period that the stock options are expected to remain outstanding. The Company determined the expected term of options granted using the simplified method. Under the simplified method, the expected term of an award is presumed to be the mid-point between the vesting period and the contractual life of the award.
The Company determined the expected volatility assumption using the frequency of daily historical prices of comparable public companies’ common stock for a period equal to the expected term of the options.
The risk-free interest rate assumption is based upon observed interest rates on U.S. Government securities for a period consistent with the expected term of the Company’s employee stock options.
The dividend yield assumption is based on the Company’s history and expectation of dividend payouts. The
Company has never declared or paid any cash dividends on its Common Stock and does not anticipate paying any cash dividends in the foreseeable future.

Confidential Treatment Requested by Space Exploration Technologies Corp.
Pursuant to 17 C.F.R. Section 200.83
The weighted-average assumptions that were used to calculate the grant date fair value of the CEO’s xAI Award are as follows:

Expected term (years) ...........................................................................................................................	10.0
Volatility ...............................................................................................................................................	45% – 55%
Risk-free interest rate ............................................................................................................................	4.06
Dividend yield .......................................................................................................................................	0.00
The expected term is the period from the grant date to the end of the performance period. The Company determined the expected volatility assumption using the frequency of daily historical prices of comparable public companies’
common stock for a period equal to the expected term. The risk-free interest rate assumption is based upon observed interest rates on U.S. Government securities for a period consistent with the expected term. The dividend yield assumption is based on the Company’s history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its Common Stock and does not anticipate paying any cash dividends in the foreseeable future.
Summary of Share-Based Compensation Information
The following table summarizes our share-based compensation expense by line item in the consolidated statements of operations:

	Year Ended December 31,
	2025	2024	2023
Cost of revenue ...............................................................................	$253	$193	$167
Research and development .............................................................	859	230	179
Selling, general, and administrative ...............................................	835	360	333
Total .........................................................................................	$1,947	$784	$679
During the years ended December 31, 2025, 2024, and 2023, share-based compensation expense capitalized to the consolidated balance sheets was $154 million, $132 million, and $108 million, respectively. No income tax benefit was recognized from share-based compensation expense during the years ended December 31, 2025, 2024, and 2023 due to the valuation allowance on U.S. deferred tax assets. Refer to Note 16, Income Taxes for additional details.
Note 16 - Income Taxes
The U.S. and foreign components of consolidated income (loss) before income taxes for the years ended December
31, 2025, 2024, and 2023 are as follows:

	Year Ended December 31,
	2025	2024	2023
Domestic .........................................................................................	$(3,959)	$73	$(3,598)
Foreign ...........................................................................................	(260)	169	(1,393)
Income (loss) before income taxes ..............................................	$(4,219)	$242	$(4,991)

Confidential Treatment Requested by Space Exploration Technologies Corp.
Pursuant to 17 C.F.R. Section 200.83
The current and deferred provisions (benefits) for federal, state, and foreign income taxes consist of the following:

	Year Ended December 31,
	2025	2024	2023
Current:
Federal .......................................................................................	$(11)	$57	$11
State ...........................................................................................	18	18	24
Foreign .......................................................................................	82	51	15
Total current provision ...............................................................	89	126	50
Deferred:
Federal .......................................................................................	659	(667)	(305)
State ...........................................................................................	4	2	(70)
Foreign .......................................................................................	(34)	(10)	(38)
Total deferred provision .............................................................	629	(675)	(413)
Total provision for (benefit from) income taxes .......................	$718	$(549)	$(363)
Upon adoption of ASU 2023-09, as described in Note 2, Summary of Significant Accounting Policies, the
reconciliation of the U.S. federal statutory income tax rate to the Company’s effective income tax rate is as follows:

	Year Ended December 31,
	2025
U.S. federal statutory income tax rate .......................................................................	$(886)	21.0%
State and local income taxes, net of federal income tax effect(1) ...............................	(105)	2.5%
Foreign tax effects .....................................................................................................
Ireland ...................................................................................................................	81	(1.9)%
Other .....................................................................................................................	22	(0.5)%
Effect of cross-border tax laws ..................................................................................	(1)	—%
Tax credits
Research and development tax credits ..................................................................	(602)	14.3%
Foreign tax credits ................................................................................................	(27)	0.6%
Other .....................................................................................................................	(11)	0.3%
Change in valuation allowance ..................................................................................	2,194	(51.6)%
Nontaxable or nondeductible items
Share-based compensation ....................................................................................	(274)	6.5%
Other .....................................................................................................................	45	(1.1)%
Change in unrecognized tax benefits .........................................................................	297	(7.0)%
Other adjustments ......................................................................................................	(15)	(0.1)%
Effective tax rate .....................................................................................................	$718	(17.0)%
______________
(1)State taxes in California made up the majority (greater than 50%) of the tax effect in this category.

Confidential Treatment Requested by Space Exploration Technologies Corp.
Pursuant to 17 C.F.R. Section 200.83
The following table is a reconciliation of taxes at the U.S. federal statutory income tax rate to the Company’s benefit from income taxes for the years ended December 31, 2024 and 2023 in accordance with the guidance prior to the
Company’s adoption of ASU 2023-09:

	Year Ended December 31,
	2024	2023
Federal statutory income tax rate ...............................................................................	$51	$(1,048)
State and local income taxes, net of federal income tax effect ..................................	(213)	(276)
Share-based compensation ........................................................................................	(90)	(73)
Foreign tax effects .....................................................................................................	(3)	84
Research and development tax credits .......................................................................	(689)	(489)
Change in valuation allowance ..................................................................................	137	1,209
Change in unrecognized tax benefits .........................................................................	299	206
Other adjustments ......................................................................................................	(41)	24
Provision for (benefit from) income taxes ............................................................	$(549)	$(363)
Upon adoption of ASU 2023-09, cash paid for income taxes, net of refunds, during the year ended December 31,
2025 is as follows:

Year Ended December 31,
2025
Federal ...................................................................................................................................................	$70
State and Local ......................................................................................................................................	17
Foreign
Ireland ..............................................................................................................................................	20
Mexico .............................................................................................................................................	9
Other .................................................................................................................................................	38
Total cash paid for income taxes, net of refunds .............................................................................	$154

Confidential Treatment Requested by Space Exploration Technologies Corp.
Pursuant to 17 C.F.R. Section 200.83
The significant components of the deferred tax assets and liabilities are as follows:

	December 31,
	2025	2024
Deferred tax assets:
Net operating loss carryforwards .............................................................................	$2,275	$572
Research and development and other credits ...........................................................	3,627	2,988
Intangible assets .......................................................................................................	812	568
Operating lease liability ...........................................................................................	1,613	313
Capitalized research and development costs ...........................................................	4,077	3,215
Share-based compensation ......................................................................................	366	254
Deferred revenue .....................................................................................................	757	664
Disallowed interest expense ....................................................................................	762	785
Other ........................................................................................................................	233	206
Total deferred tax assets ..........................................................................................	14,522	9,565
Valuation allowance ................................................................................................	(8,286)	(5,621)
Deferred tax assets, net of valuation allowance .......................................................	6,236	3,944
Deferred tax liabilities:
Fixed assets ..............................................................................................................	(5,209)	(2,372)
Operating lease right-of-use asset ............................................................................	(627)	(632)
Unrealized gains/losses ............................................................................................	(248)	(244)
Other ........................................................................................................................	(39)	(32)
Total deferred tax liabilities .....................................................................................	(6,123)	(3,280)
Deferred tax assets, net of valuation allowance .................................................	$113	$664
In assessing the realizability of deferred tax assets, management considered whether it is more likely than not that some or all of the deferred tax assets will not be realizable based on the relevant weight of all positive and negative evidence, including the retrospective combination of the financial results of the entities due to the Mergers described in Note 1, Nature of Business. As a result of the Mergers, management assessed the realizability of the deferred tax assets of the combined group and concluded that the majority of the U.S. federal and state deferred tax assets are not more likely than not to be realized based on cumulative pretax losses adjusted for permanent differences and other negative evidence. Accordingly, the Company has recorded a full valuation allowance against its net U.S. deferred tax assets as of December 31, 2025 with the exception of certain state deferred tax assets and transferrable investment tax credits that are expected to be realizable. The Company will continue to assess the realizability of its deferred tax assets in future periods and will adjust the valuation allowance as necessary based on changes in facts and circumstances.
In addition, the Company continues to record a valuation allowance in certain foreign jurisdictions where the
Company has concluded it is more likely than not that the deferred tax assets will not be realized.
A reconciliation of the valuation allowance is as follows:

	Year Ended December 31,
	2025	2024	2023
Beginning balance ..........................................................................	$5,621	$5,582	$4,347
Charged to income tax expense ......................................................	2,551	204	1,210
Charged to other comprehensive income .......................................	114	(55)	25
Cumulative effect adjustment .........................................................	—	(110)	—
Ending balance ............................................................................	$8,286	$5,621	$5,582

Confidential Treatment Requested by Space Exploration Technologies Corp.
Pursuant to 17 C.F.R. Section 200.83
The valuation allowance on the Company’s net deferred tax assets increased by $2,665 million, $39 million and
$1,235 million during the years ended December 31, 2025, 2024, and 2023, respectively. The changes in valuation allowance are primarily driven by the generation of net operating loss carry-forwards (“NOLs”) and tax credits, which are not more likely than not to be realizable. For the year ended December 31, 2024, the Company released a partial valuation allowance on SpaceX’s U.S. deferred tax assets for the retrospectively combined comparative results. Based on available projections as of December 31, 2024, management forecasted $659 million of deferred tax assets related to U.S. R&D credits would be utilized in the following year on a separate company basis in 2025 before the Mergers occurred, and as such, no valuation allowance was recorded on those credits.
At December 31, 2025, the Company had NOLs for federal and state income tax purposes of $9,728 million and
$5,234 million, which are available to offset taxable income in future periods. The federal NOLs generated through
December 31, 2017 expire at various dates beginning in 2034 and will continue to expire through 2037, while U.S.
federal net operating loss carryforwards generated in 2018 or later do not expire. The state NOLs  will expire at various dates beginning in 2027.
At December 31, 2025, the Company had tax credits for federal and state income tax purposes of $3,586 million and
$2,104 million, respectively, which are available to offset future periods and begin to expire in 2036 for federal income tax purposes. Of the $2,104 million in state tax credits, $161 million will begin to expire in 2026 and the remaining credits do not expire.
Additionally, the Company’s net operating loss carryforwards and other tax attributes are subject to various limitations and restrictions, including those arising from ownership changes under applicable tax laws, which may limit the Company’s ability to utilize such attributes in the future.
At December 31, 2025, the Company had foreign NOLs of $126 million, which will expire at various dates based on the tax laws of the different jurisdictions we operate in.
In assessing whether uncertain tax positions should be recognized in the financial statements, the Company first determines whether it is more likely than-not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation process, based on the technical merits of the position. In evaluating whether a tax position has met the more likely than-not recognition threshold, the Company presumes that the position will be examined by the appropriate taxing authority that would have full knowledge of all relevant information. For tax positions that meet the more likely than-not recognition threshold, the Company measures the amount of benefit recognized in its financial statements at the largest amount of benefit that is greater than 50.0%
likely of being realized upon ultimate settlement.
The following table reflects changes in gross unrecognized tax benefits:

	Year Ended December 31,
	2025	2024	2023
Beginning balance ..........................................................................	$1,619	$1,320	$1,114
Gross increases - current year tax positions ...................................	282	302	233
Gross increases - prior year tax positions .......................................	16	—	—
Gross decreases - current year tax positions ..................................	—	—	—
Gross decreases - prior year tax positions ......................................	(1)	(3)	(27)
Gross decreases - settlements with tax authorities .........................	—	—	—
Gross decreases - lapse of statute of limitations .............................	—	—	—
Ending balance ............................................................................	$1,916	$1,619	$1,320
For the years ended December 31, 2025, 2024, and 2023, the Company had unrecognized tax benefits of $1,916 million, $1,619 million, and $1,320 million respectively. The Company’s policy is to recognize interest and penalties associated with uncertain tax benefits as part of the income tax provision. The amount of interest and penalties recognized in the periods presented were insignificant. As of December 31, 2025 and 2024, the Company has accrued $6 million and $5 million, respectively, related to interest and penalties on our unrecognized tax

Confidential Treatment Requested by Space Exploration Technologies Corp.
Pursuant to 17 C.F.R. Section 200.83
benefits. As of December 31, 2025, unrecognized tax benefits of $11 million, if recognized, would affect our effective tax rate.
The Company files income tax returns in the U.S. and all state and various foreign jurisdictions. To the extent the
Company has tax attribute carryforwards, the tax years in which the attribute was generated may still be adjusted upon examination by the federal, state or foreign tax authorities to the extent utilized in a future period. As of
December 31, 2025, the major jurisdictions in which the Company remains subject to examinations are U.S. federal and California for tax years 2003 and forward. Based on all available information, the Company is not aware of any new information that would require the remeasurement of its uncertain tax positions.
On July 4, 2025, the One Big Beautiful Bill Act, Public Law No. 119-21 and formally titled “An Act to Provide for
Reconciliation Pursuant to Title II of H. Con. Res. 14” (“OBBBA”) was enacted in the United States. The OBBBA includes a broad range of tax provisions, such as the permanent extension of certain provisions of the 2017 Act and the restoration of favorable tax treatment for certain business provisions. The legislation has multiple effective dates, with certain provisions effective in 2025 and others implemented through 2027. The Company has evaluated the provisions of the OBBBA and determined that the most significant impacts relate to the expensing of research and experimental expenditures under IRC Section 174A and interest expense limitation under IRC Section 163(j). The effects of applicable provisions of OBBBA have been reflected in the Company’s income tax provision.
Note 17 - Commitments and Contingencies
Unconditional Obligations
The Company’s unconditional obligations are non-cancelable contractual commitments primarily relate to the
Company’s investments in AI infrastructure and third-party cloud capacity arrangements and other service arrangements. It also includes the Company’s commitments under the Spectrum Transaction, which are payable in cash and in the Company’s Class A Common Stock. Refer to Note 6, Intangible Assets and Goodwill for additional details. The following table summarizes the Company’s non-cancelable contractual commitments as of
December 31, 2025:

2026 ......................................................................................................................................................	$2,720
2027 ......................................................................................................................................................	21,476
2028 ......................................................................................................................................................	1,250
2029 ......................................................................................................................................................	4
2030 ......................................................................................................................................................	1
Thereafter ..............................................................................................................................................	—
Total ....................................................................................................................................................	$25,451
Letters of Credit and Surety Bonds
The Company had outstanding letters of credit of $348 million at December 31, 2025 related to various customer contracts, insurance agreements, and facility lease agreements. All of the outstanding letters of credit were collateralized by restricted cash. The Company also had surety bonds of $51 million for self-insured workers’
compensation programs and other governmental licenses at December 31, 2025.
Legal Proceedings
In the normal course of its business, the Company is involved from time to time in various arbitrations, class actions, commercial litigation, investigations and other legal, regulatory or governmental actions, including the significant matters described below that could have a material impact on our results of operations. The Company assesses, in conjunction with its legal counsel, the need to record a liability for litigation and contingencies. With respect to the cases, actions, and inquiries described below, the Company evaluates the associated developments on a regular basis and will accrue a liability when it believes a loss is probable and the amount can be reasonably estimated. In

Confidential Treatment Requested by Space Exploration Technologies Corp.
Pursuant to 17 C.F.R. Section 200.83
addition, the Company believes there is a reasonable possibility that it may incur a loss in some of these matters and the loss may be material or exceed its estimated ranges of possible loss.
The outcomes of the matters described in this section, such as whether the likelihood of loss is remote, reasonably possible, or probable, or if and when the reasonably possible range of loss is estimable, are inherently uncertain, and unless specified otherwise, possible losses are not reasonably estimable at this time. If one or more of these matters were resolved against the Company for amounts above management’s estimates, the Company’s financial condition and results of operations, including in a particular reporting period in which any such outcome becomes probable and estimable, could be materially adversely affected.
In November 2022, the European Union’s Digital Services Act (“DSA”) came into force as a result of which X has to comply with extensive content moderation and other duties. The Company published its first Transparency Report under the DSA in November 2023. In December 2023, the European Commission (“EC”) opened a formal investigation into X and its Irish subsidiary, Twitter International Unlimited Company (“TIUC”), which was later renamed to X Internet Unlimited Company (XIUC). On July 12, 2024, in relation to alleged breaches of Articles
25(1), 39 and 40(12) of the DSA, the EC issued preliminary findings that X’s blue checkmark is deceptive, its advertisement repository does not meet DSA requirements, and it grants inadequate access to data to third-party researchers. On September 26, 2024, XIUC and X submitted their observations challenging the EC’s preliminary findings.  On December 5, 2025, the EC delivered a final decision in which it upheld its preliminary findings and imposed a fine of EUR 120 million on XIUC, X., x.AI, and Elon Musk (together, the “parties”).  On February 16,
2026, the parties challenged the EC’s decision in the General Court of the European Union. This challenge remains pending.
In March 2016, non-practicing entity Youtoo Technologies filed suit against Twitter, Inc. in the United States
District Court for the Northern District of Texas alleging its Vine and Periscope products infringe Youtoo’s video-
sharing patents (the ‘304, ‘506, and ‘997 patents). On Twitter’s motion, the district court dismissed the ‘304 and
’506 patents as invalid. Twitter filed petitions for Inter Partes Review before the Patent Trial and Appeals Board
(PTAB) challenging all three patents-in-suit. The PTAB upheld the ‘304 and ‘506 Patents and invalidated the ‘997
Patent; the Federal Circuit affirmed. On March 16, 2020, Plaintiff (now Vidstream LLC, which allegedly acquired the patents from Youtoo Technologies in a bankruptcy proceeding), moved the Court to reconsider its earlier ruling invalidating the ‘304 and ‘506 patents. On April 1, 2022, the Court reversed its original ruling on the ‘304 and ‘506 patents. On September 27, 2024, Vidstream filed a motion for partial summary judgment, which the Court granted in part. The case went to a jury trial, and on April 16, 2025, the jury rendered a verdict finding (i) that Twitter did not infringe any claim of the ‘506 patent and two out of three claims of the ‘304 patent and that each of those patent claims was invalid, but (ii) that Twitter willfully infringed one claim of the ‘304 patent. The jury awarded Plaintiff
$105 million in damages. In November 2025, the district court affirmed the jury’s award and awarded an additional
$67 million in prejudgment interest. Twitter has appealed and Vidstream has cross-appealed. Both appeals remain pending before the Federal Circuit.
In June 2023, music publishing companies that are members of the National Music Publishers’ Association (the
“NMPA”) filed a complaint against X in the U.S. District Court for the Middle District of Tennessee, claiming direct, contributory, and vicarious copyright infringement based on Twitter’s alleged failure to expeditiously take down infringing music posted by users after the music publishers allegedly gave Twitter notice of those infringements. The music publishers also allege that Twitter did not suspend the accounts of “repeat infringers,” so that Twitter is not entitled to a “safe harbor” from liability under the DMCA. X filed a motion to dismiss the complaint on August 14, 2023. On March 5, 2024, the Court dismissed plaintiffs’ direct infringement and vicarious infringement claims, and part of plaintiffs’ claim for contributory infringement. X answered the complaint on April
9, 2024. Litigation was stayed from June 11, 2025 to September 9, 2025 for settlement discussions that were not successful. Accordingly, discovery is ongoing.
In September 2023, Dutch foundation Stichting Data Bescherming Nederland (“SDBN”) filed a putative class action lawsuit in the District Court of Amsterdam in the Netherlands against TIUC, Twitter, Inc., X Corp., and Twitter
Netherlands b.v. related to Twitter’s operation of the MoPub platform. SDBN primarily claims that MoPub’s real-
time bidding ad exchange violated the GDPR. SDBN claims to represent 11 million Dutch internet users who downloaded and used third-party mobile apps containing the MoPub software development kit during the period

Confidential Treatment Requested by Space Exploration Technologies Corp.
Pursuant to 17 C.F.R. Section 200.83
2013-2022 and it seeks a monetary award in the range of € 250 to € 2,500 per person.  On February 4, 2026, the
Court declined to allow the case to proceed as a class action and indicated that it is considering staying the proceedings until the Court of Justice of the European Union has ruled in a separate case concerning the applicability of Dutch class action requirements to GDPR claims. The Twitter parties filed a brief in support of the proposed stay, which the plaintiffs opposed, on March 4, 2026.
In August 2024, Dutch foundation Stichting Onderzoek Marktinformatie (SOMI) initiated a collective action in the
District Court of Amsterdam in the Netherlands on behalf of approximately 7.8 million Dutch X users. Among other things, SOMI seeks damages against TIUC, X Corp. and Twitter Netherlands B.V. (collectively, the “X entities”)
for: (1) alleged data breaches and insufficient security measures; (2) alleged unauthorized microtargeting and lack of transparency; and (3) the alleged failure to moderate hate speech and the obstruction of research, all in violation of the GDPR and/or DSA. The alleged data breaches relate to a Twitter API bug that came to light in 2022 and that had allowed persons who knew the email address or phone number of a user to determine the user’s Twitter ID. SOMI has requested compensation (to be assessed at a later stage) for each member of the class, including symbolic damages of EUR 1 for each member of the class that is allegedly affected by hate speech on the X platform. The X entities filed a procedural defense on March 12, 2025.  A hearing has been scheduled for April 2, 2026.
In September 2025, non-practicing entity Search and Share Technologies, LLC (“SaS”) filed a patent complaint against X Corp. in the Federal District Court for the Western District of Texas. SaS alleges that X Corp. infringed on
U.S. Patent Nos. 10,180,952 and 11,106,744, through features in its mobile app and website enabling users to interact with content through dedicated interfaces that directly share what other users see in ranked feeds and search results. SaS filed an Amended Complaint on January 5, 2026. On January 20, 2026, X Corp. moved to dismiss SaS’s willful infringement and induced infringement claims.  On February 3, 2026, SAS responded to, but did not oppose,
X Corp.’s partial motion to dismiss. On February 10, 2026, X Corp. filed its reply.  On February 4, 2026, X Corp.
filed an IPR petition challenging the ‘744 Patent and on February 18, 2026, filed an IPR petition challenging the
'952 Patent.
Beginning in January 2026, the Company and certain subsidiaries have been named as defendants in multiple lawsuits arising from Grok’s image-generation and editing features. The complaints generally allege that Grok’s image-generation and editing features enabled the creation and dissemination of nonconsensual explicit images and/
or content representing women and/or children in sexualized contexts. The actions include Jane Doe v. X.AI Corp.
and X.AI LLC, instituted in the U.S. District Court for the Northern District of California on January 23, 2026, and
Jane Doe 1 et al. v. X.AI Corp. and X.AI LLC (the “Jane Doe 1 Case”) instituted in the U.S. District Court for the
Northern District of California on March 16, 2026.  These cases are putative class actions, asserting claims including, among other things, claims of strict liability, negligence, nuisance, rights of privacy or publicity, and, in the Jane Doe 1 Case, certain federal statutory claims.  Plaintiffs in these two cases seek, among other things, compensatory, statutory and punitive damages, restitution, disgorgement and injunctive relief. In addition, a case,
Mayor and City Council of Baltimore ex rel. Ebony M. Thompson v. X Corp., X.AI Corp., X.AI LLC, and Space
Exploration Technologies Corp, was instituted in the Baltimore City Circuit Court on March 24, 2026 (the
“Baltimore Case”). The plaintiff in the Baltimore Case, the Mayor and City Council of Baltimore, asserts similar claims to those in the two cases discussed above under Baltimore’s Consumer Protection Ordinances. The plaintiff in the Baltimore Case seeks statutory penalties and/or injunctive relief. The defendants intend to defend themselves vigorously in these actions.
The Company has recorded an accrual of $530 million for litigation losses that are probable and reasonably estimable in Accrued expenses and other current liabilities and Other liabilities on the consolidated balance sheet as of December 31, 2025. For other matters, the Company is not currently able to estimate the reasonably possible loss or range of loss.
Non-Income Taxes
The Company is under various non-income tax audits by domestic and foreign tax authorities. These audits primarily revolve around routine inquiries, refund requests, and employee benefits. The Company accrues non-
income taxes that may result from these audits when they are probable and can be reasonably estimated. Due to the

Confidential Treatment Requested by Space Exploration Technologies Corp.
Pursuant to 17 C.F.R. Section 200.83
complexity and uncertainty of some of these matters, however, as well as the judicial process in certain jurisdictions, the final outcome of these audits may be materially different from the Company’s expectations.
Indemnifications
In the ordinary course of business, the Company may provide indemnifications of varying scope and terms to customers, vendors, lessors, investors, directors, officers, employees, and other parties with respect to certain matters, including, but not limited to, losses arising out of the Company’s breach of certain agreements, services to be provided by the Company, or from intellectual property infringement claims made by third parties. These indemnifications may survive the termination of the underlying agreement and the maximum potential amount of future payments the Company could be required to make under these indemnification provisions may not be subject to maximum loss clauses.  It is not possible to determine the maximum potential amount under these indemnification agreements due to the unique facts and circumstances involved in each particular agreement. Historically, payments made by us under these agreements have not had a material impact on our consolidated financial statements. At
December 31, 2025 and 2024, the Company has not accrued a liability for any indemnification claims, because the likelihood of incurring a payment obligation, if any, in connection with any such indemnification claims is not probable or reasonably estimable.
Note 18 - Related Party Transactions
The Company periodically does business with certain entities with which its CEO and directors are affiliated.
During the years ended December 31, 2025 and 2024, the Company purchased $506 million and $191 million of
Megapack products, respectively, from Tesla, Inc. (“Tesla”) recorded in Property, plant, and equipment, net in the consolidated balance sheets. The Company also obtained $131 million of Cybertrucks at manufacturer’s suggested retail price from Tesla recorded in Property, plant, and equipment, net in the consolidated balance sheets during the year ended December 31, 2025.
On October 12, 2025, and as subsequently amended on November 10, 2025, CTC, a subsidiary of xAI and an indirect subsidiary of the Company, entered into an equipment lease agreement with Valor Equity Partners (“Valor”)
for certain AI infrastructure hardware (the “Valor transaction”). The founder, CEO and Chief Investment Officer of
Valor, Antonio Gracias, serves as one of the directors of the Company. The Valor transaction was deemed to be a failed sale-leaseback transaction and the Company recorded the related debt of $455 million and $4,052 million within Debt and finance leases, current and Debt and finance leases, net of current, respectively, as of December 31,
2025 in the Company’s consolidated balance sheets, and $66 million in Interest expense for the year ended
December 31, 2025 in the Company’s consolidated statements of operations. Refer to Note 10, Debt for additional details. The related asset is recorded within Property, plant, and equipment, net in the Company’s consolidated balance sheets.
In 2025, Elon Musk, through his trust, purchased $1,421 million of common stock from current and former employees.
Other transactions with Tesla and other related parties during the years ended December 31, 2025, 2024, and 2023 were immaterial.
Note 19 - Segments
Following the Mergers, the Company evaluated how to view and measure performance of the combined company and potential realignment of individual entity’s historical segment structure. Following this evaluation, the Company determined that as a combined company, effective in Q1 2026, the Company’s Chief Executive Officer, as the Chief
Operating Decision Maker (“CODM”), organizes the Company, manages resource allocations, and measures performance among three operating and reportable segments: (i) Space, (ii) Connectivity, and (iii) AI. Prior period presentations for segments conform to the current segment reporting structure.
The Company’s CODM assesses performance and allocates resources to operating segments based on segment income (loss) from operations by comparing actual income (loss) from operations to historical results and previously

Confidential Treatment Requested by Space Exploration Technologies Corp.
Pursuant to 17 C.F.R. Section 200.83
forecasted financial information. The Company’s CODM does not evaluate operating and reportable segments using asset or liability information.
The following tables present information as to revenues, significant segment expenses, and income (loss) from operations by the Company’s reportable segments:

	Year Ended December 31,
	2025
	Space	Connectivity	AI	Total Reportable Segments
Revenue .............................................................	$4,086	$11,387	$3,201	$18,674
Costs and expenses
Cost of revenue .................................................	1,352	5,921	2,178	9,451
Research and development ...............................	3,004	575	5,064	8,643
Selling, general, and administrative .................	349	468	1,827	2,644
Restructuring charges .......................................	—	—	487	487
Impairment ........................................................	38	—	—	38
Total costs and expenses ................................	4,743	6,964	9,556	21,263
Income (loss) from operations .........................	(657)	4,423	(6,355)	(2,589)
Interest expense ...................................................				(1,945)
Interest income ....................................................				492
Other income (expense), net ...............................				(177)
Income (loss) before income taxes ..................				$(4,219)

	Year Ended December 31,
	2024
	Space	Connectivity	AI	Total Reportable Segments
Revenue .............................................................	$3,796	$7,599	$2,620	$14,015
Costs and expenses
Cost of revenue .................................................	1,541	4,768	1,687	7,996
Research and development ...............................	1,835	453	1,176	3,464
Selling, general, and administrative .................	375	333	1,105	1,813
Restructuring charges .......................................	—	—	213	213
Impairment ........................................................	24	39	—	63
Total costs and expenses ................................	3,775	5,593	4,181	13,549
Income (loss) from operations .........................	21	2,006	(1,561)	466
Interest expense ...................................................				(1,580)
Interest income ....................................................				371
Other income (expense), net ...............................				985
Income (loss) before income taxes ..................				$242

Confidential Treatment Requested by Space Exploration Technologies Corp.
Pursuant to 17 C.F.R. Section 200.83

	Year Ended December 31,
	2023
	Space	Connectivity	AI	Total Reportable Segments
Revenue .............................................................	$3,557	$3,869	$2,961	$10,387
Costs and expenses
Cost of revenue .................................................	1,669	2,786	1,655	6,110
Research and development ...............................	1,538	381	186	2,105
Selling, general, and administrative .................	351	233	1,081	1,665
Restructuring charges .......................................	—	—	237	237
Impairment ........................................................	—	—	3,775	3,775
Total costs and expenses ..............................	3,558	3,400	6,934	13,892
Income (loss) from operations .........................	(1)	469	(3,973)	(3,505)
Interest expense ...................................................				(1,693)
Interest income ....................................................				249
Other income (expense), net ...............................				(42)
Income (loss) before income taxes ..................				$(4,991)
The following tables provide revenue by geography based on the country of domicile in which the transaction originated:

	Year Ended December 31,
	2025	2024	2023
USA ................................................................................................	$12,966	$10,008	$7,473
Ireland .............................................................................................	1,827	1,371	1,047
Canada ............................................................................................	764	582	447
All Other .........................................................................................	3,117	2,054	1,420
Total Revenues ..........................................................................	$18,674	$14,015	$10,387
As of December 31, 2025 and 2024, substantially all of the Company’s long-lived assets were located within the
United States.
Note 20 - Restructuring
In 2022. X, an indirect subsidiary of the Company (through the X Merger and subsequently, xAI Merger), initiated global employee workforce reductions, the effects of which continued through 2025. The charges associated with the workforce reduction include cash severance expense and other termination benefits. Restructuring charges also include impairment of operating lease right-of-use assets for excess office space and related leasehold improvements and office equipment, as well as lease termination penalties for office space terminated before the end of the lease term as a result of the workforce reduction.
Total charges of $487 million, $147 million, and $77 million associated with the workforce reduction were recorded in Restructuring charges in the consolidated statements of operations for the years ended December 31, 2025, 2024, and 2023, respectively. Additionally, the Company recorded restructuring charges of $36 million, and $54 million related to its leasehold improvements and office equipment, and restructuring charges of $30 million, and $106 million for operating lease right-of-use assets as part of its facilities consolidation efforts for the years ended
December 31, 2024 and 2023, respectively.

Confidential Treatment Requested by Space Exploration Technologies Corp.
Pursuant to 17 C.F.R. Section 200.83
The following table is a summary of the changes in the restructuring liabilities for each period presented, included within Accrued expenses and other current liabilities and Other liabilities on the consolidated balance sheets:

Restructuring liabilities as of December 31, 2023 ................................................................................	$8
Severance and other personnel costs .................................................................................................	147
Cash payments ...................................................................................................................................	(11)
Other adjustments ..............................................................................................................................	8
Restructuring liabilities as of December 31, 2024 ................................................................................	152
Severance and other personnel costs .................................................................................................	487
Cash payments ...................................................................................................................................	(212)
Other adjustments ..............................................................................................................................	16
Restructuring liabilities as of December 31, 2025 ................................................................................	$443
Note 21 - Subsequent Events
The Company has evaluated subsequent events that occurred from January 1, 2026 through March 30, 2026, which is the date the consolidated financial statements were available to be issued, and determined that there were no subsequent events or transactions that required recognition or disclosure in the consolidated financial statements, except as discussed below.
Officer Equity Awards
In January 2026, the Company granted 200 million performance-based restricted shares of Class B common stock to
Elon Musk. The restricted shares vest upon (i) the Company’s achievement of specified market capitalization milestones across 15 equal tranches ranging from $500 billion to $7.5 trillion, with each milestone reflecting $500 billion in additional valuation, and (ii) the Company’s establishment of a permanent human colony on Mars with at least one million inhabitants, in each case, subject to Mr. Musk’s continued employment.
In March 2026, the Company cancelled Mr.Musk’s xAI Award and replaced it with a grant of 60 million performance-based restricted shares of Class B common stock, which vest upon (i) the achievement of specified market capitalization milestones across 12 equal tranches ranging from $1.065 trillion to $6.565 trillion, with each milestone reflecting $500 billion in additional valuation, and (ii) the Company’s completion of non-Earth-based data centers capable of delivering 100 terawatts of compute per year, in each case, subject to Mr. Musk’s continued
employment.
In January 2026, the Company approved an amendment to 0.8 million performance-based stock options granted to
Bret Johnsen, Chief Financial Officer, that were originally issued in 2024. In lieu of vesting based on free cash flow achievement in excess of a baseline, 74 thousand of the stock options will vest for each $10 billion in adjusted
EBITDA achieved during the 2025 through 2029 fiscal years, assessed on an annual basis. For purposes of this award, adjusted EBITDA is calculated as income from operations excluding (i) depreciation and amortization, (ii)
share-based compensation, (iii) impairment, and (iv) restructuring impacts. Once a tranche of the stock options have become earned as a result of the Company’s adjusted EBITDA performance as of the end of a particular fiscal year, such stock options remain subject to an additional one-year and one day service-based vesting requirement following December 31 of the fiscal year in which such tranche was earned. The number of options granted was not changed in the amendment. None of the stock options became earned on account of the Company’s adjusted
EBITDA performance for the year ended December 31, 2025.
Share Repurchases
Between January and March 2026, the Company repurchased Redeemable Convertible Preferred Stock and
Common Stock from eligible current and former employees as well as third-party investors totaling $1,396 million.

Confidential Treatment Requested by Space Exploration Technologies Corp.
Pursuant to 17 C.F.R. Section 200.83
Sale-Leaseback Transaction
In January 2026, and as further amended on February 18, 2026, CTC entered into an equipment lease agreement with Valor for certain AI infrastructure hardware (“Valor transaction II”). Similar to the Valor transaction, the Valor transaction II was considered to be a transaction with a related party. The Valor transaction II is deemed to be a failed sale-leaseback transaction and the Company recorded the related debt of $5,365 million in the Company’s consolidated balance sheets.
xAI Merger Closing
Pursuant to the terms of the xAI Merger on February 2, 2026, the Company issued 321.7 million shares of Class A
Common Stock, 121.7 million shares of Class B Common Stock and paid $2,947 million in cash to holders of xAI
Common Stock and Redeemable Convertible Preferred Stock. Refer to Note 13, Redeemable Convertible Preferred
Stock and Shareholders’ Equity for additional details.
Tesla’s xAI Investment and SpaceX Class A Common Stock Issuance
In January 2026, Tesla entered into an agreement with xAI to invest $2,000 million via a purchase of xAI Series E
Redeemable Convertible Preferred Stock. Pursuant to the terms of that agreement and a letter agreement entered into between xAI and Tesla on January 16, 2026, xAI’s issuance of the shares of Series E Redeemable Convertible
Preferred Stock, and Tesla’s payment therefore, was conditioned upon the receipt of required regulatory approvals.
Following the xAI Merger, Tesla’s right to acquire Series E Redeemable Convertible Preferred Stock of xAI was
converted into the right to acquire SpaceX Class A common stock. On March 12, 2026, following expiration of the applicable regulatory waiting period, SpaceX issued 3.8 million shares of Class A Common Stock to Tesla in accordance with the terms of the foregoing agreements.
Tesla Collaboration
In March 2026, the Company announced a collaboration with Tesla to build a chip manufacturing facility (referred to as TERAFAB) in Texas.
SpaceX Bridge Loan Credit Agreement
In March 2026, SpaceX entered into a new bridge loan credit agreement (“SpaceX Bridge Loan”) for
$20,000 million with a syndicate of banks. The SpaceX Bridge Loan matures on September 2, 2027 with two three-
month extensions, at the option of the Company, reaching a final maturity date of March 2, 2028. The SpaceX
Bridge Loan proceeds were used to extinguish and pay off the X B-1 Term Loan, X B-3 Term Loan, xAI Fixed Rate
Loan, xAI Floating Rate Loan, and the xAI 12.5% Senior Secured Notes. The SpaceX Bridge Loan bears interest at a rate per annum of (i) between 0.75%-1.75%, dependent upon the debt rating of the Company, plus the relevant
Term SOFR or (ii) the highest of (a) the Federal Funds Rate plus 0.5%, (b) the Prime Rate, (c) Term SOFR plus
1.0% and (d) 1.0%, plus an applicable margin ranging from 0.00% to 0.75% (depending on the Company’s debt rating). Obligations under the SpaceX Bridge Loan were guaranteed jointly and severally by certain subsidiaries of the Company. The SpaceX Bridge Loan is repayable at any time, in whole or in part, without premium or penalty.
The Company is required to meet various covenants, including meeting certain reporting requirements, and certain financial covenants.
Concurrently with the SpaceX Bridge Loan, the Company repaid the outstanding principal and accrued interests of the X B-1 Term Loan, X B-3 Term Loan, xAI Fixed Rate Term Loan, xAI Floating Rate Term Loan and xAI 12.5%
Secured Senior Notes for an aggregate amount of $18,905 million, including $1,163 million of prepayment penalty.
Purchase Commitments
In March 2026, the Company executed a purchase agreement with an unaffiliated third party to acquire additional turbines for the AI infrastructure totaling $805 million through 2029.
Confidential Treatment Requested by Space Exploration Technologies Corp.
Pursuant to 17 C.F.R. Section 200.83
                    Shares
Space Exploration Technologies Corp.
Class A Common Stock
PRELIMINARY PROSPECTUS
Joint Book-Running Managers
                    , 2026
Through and including                     , 2026 (the 25th day after the date of this prospectus), all dealers effecting transactions in our Class A common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

Confidential Treatment Requested by Space Exploration Technologies Corp.
Pursuant to 17 C.F.R. Section 200.83
PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 13.Other Expenses of Issuance and Distribution.
The following table shows the costs and expenses, other than underwriting discounts and commissions, payable in connection with the sale and distribution of the securities being registered. All amounts except the SEC registration fee, the FINRA fee and the stock exchange listing fee are estimated.

SEC Registration Fee ............................................................................................................................	$	*
FINRA Filing Fee .................................................................................................................................		*
Listing Fee ................................................................................................................................		*
Printing Costs ........................................................................................................................................		*
Legal Fees and Expenses .......................................................................................................................		*
Accounting Fees and Expenses .............................................................................................................		*
Transfer Agent Fees and Expenses .......................................................................................................		*
Miscellaneous Expenses ........................................................................................................................		*
Total ......................................................................................................................................................	$	*
__________________
*To be provided by amendment.
Item 14.Indemnification of Directors and Officers.
Under the Texas Business Organizations Code (the “TBOC”), the charter of a corporation may provide that a director or officer of the corporation is not liable, or is liable only to the extent provided by the charter, to the corporation or its shareholders for monetary damages for an act or omission by the person in the person’s capacity as a director or officer. The TBOC does not authorize elimination or limitation of liability to the extent the director or officer is found liable under applicable law for:
•any breach of the director’s or officer’s duty of loyalty to the corporation or its shareholders;
•any act or omission not in good faith that constitutes a breach of duty of the director or officer to the corporation or that involves intentional misconduct or a knowing violation of law;
•any transaction from which the director or officer receives an improper benefit, whether or not the benefit resulted from an action taken within the scope of the director’s duties; or
•an act or omission for which the liability of the director or officer is expressly provided by an applicable statute.
Our charter will provide that our directors and officers are not liable to the Company or its shareholders for monetary damages for an act or omission by the director or officer in his or her capacity as a director or officer or for a breach of any duty as a director or officer to the fullest extent permitted by the TBOC, as it exists or as amended from time to time.
The TBOC provides that a corporation must indemnify a director or former director against reasonable expenses actually incurred by the person in connection with a proceeding in which the person is a respondent because the person is or was a director, or is or was serving as a representative of another enterprise or organization or an employee benefit plan while serving as a director, if the director or former director is wholly successful, on the merits or otherwise, in the defense of the proceeding. If a court determines that a director, former director or representative is entitled to indemnification, the court will order indemnification by the corporation and award the person expenses incurred in securing the indemnification. The TBOC also permits corporations to indemnify present or former directors where indemnification is not mandated by the TBOC; however, such permissive indemnification is subject to certain limitations and the director satisfying specified standards of conduct. The TBOC also provides that officers must be indemnified to the same extent as directors are required to be indemnified under the TBOC and

Confidential Treatment Requested by Space Exploration Technologies Corp.
Pursuant to 17 C.F.R. Section 200.83
that a court may also order indemnification under various circumstances. In addition, the TBOC permits indemnification in certain circumstances in which we would not otherwise have the power to do so under the provisions of the TBOC or our charter or bylaws if that indemnification is approved by the shareholders of the
Company.
Our bylaws will also provide that, to the fullest extent permitted by the TBOC, the Company must indemnify any person who was or is, or is threatened to be made, a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, arbitrative, legislative or investigative, including an appeal thereof, by reason of the fact that the person is or was a director or an officer (who is appointed by our board or specifically designated as such by our chief executive officer, president or chief financial officer) of the Company, or while a director or officer of the Company is or was serving at the request of the Company as a director, officer, partner, venturer, trustee, employee, administrator or agent of another entity, trust or enterprise, against expenses
(including attorneys’ fees), judgments, penalties, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with the action, suit or proceeding if the person satisfied a specified standard of conduct. Our bylaws will also provide that expenses (including attorneys’ fees) actually and reasonably incurred by such director or officer in defending any proceeding will be paid by the Company in advance of the final disposition of the proceeding upon written request from that person subject to the person satisfying certain conditions. To the extent that indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons, we have been advised that, in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.
The TBOC and our bylaws permit the Company to purchase insurance on behalf of existing or former officers, employees, directors or agents against any liability asserted against and incurred by that person in such capacity, or arising out of that person’s status in such capacity, whether or not the Company would have the power to indemnify that person under the TBOC. Pursuant to this authority, we expect to obtain such insurance for the officers, employees, directors and agents of the Company and its subsidiaries. We will also enter into written indemnification agreements with each of our officers and directors that provide, in general, that we will indemnify them against loss and liability arising from, and will pay or reimburse their actual and reasonable expenses incurred in advance of the final disposition of any legal proceeding involving their service to us or on our behalf. As permitted by the TBOC, because these agreements are expected to be approved by our shareholders, the agreements may require indemnification or payment of expenses in favor of the indemnitee in certain circumstances in which we would not otherwise have the power to do so under the provisions of the TBOC or our charter or bylaws. Pursuant to a written undertaking provided by any director or officer who requests the Company to reimburse or pay that person’s expenses in advance of the final disposition of the proceeding, the director or officer will be required to repay the advanced expenses to the Company if it is found that such director or officer is not entitled to indemnification under applicable law and our bylaws.
The proposed form of Underwriting Agreement filed as Exhibit 1.1 to this Registration Statement will provide for indemnification of our directors and officers by the underwriters against certain liabilities in connection with this offering.

Confidential Treatment Requested by Space Exploration Technologies Corp.
Pursuant to 17 C.F.R. Section 200.83
Item 15.Recent Sales of Unregistered Securities.
The following sets forth information regarding all unregistered securities we have issued in the last three years.
Unless stated otherwise, the sale of the securities listed below were deemed to be exempt from registration pursuant to Section 4(a)(2) of the Securities Act, including Regulation D and Rule 506 promulgated thereunder, as transactions by an issuer not involving a public offering.
On February 2, 2026, we consummated the xAI Merger and, in connection therewith, issued 321,681,643 shares of
Class A common stock and 121,683,400 shares of Class B common stock as partial consideration, including
3,798,039 shares of Class A common stock to Tesla following the completion of a regulatory review period on
March 12, 2026.
On January 13, 2026, we granted 200 million performance-based restricted shares of Class B common stock to Mr.
Musk to vest upon (i) our achievement of specified market capitalization milestones across 15 equal tranches and (ii)
the Company’s establishment of a permanent human colony on Mars with at least one million inhabitants, in each case, subject to Mr. Musk’s continued employment with us through the date on which achievement is certified by our board.
On September 7, 2025, we entered into a License Purchase Agreement with Spectrum Business Trust 2025-1, a
Nevada Business Trust, and EchoStar. The total consideration for the acquisition of EchoStar’s spectrum is approximately $19.6 billion, consisting of (i) approximately $11.1 billion in equity, payable through the issuance of approximately 52.4 million shares of Class A common stock at a fixed value of $212 per share, and (ii) up to $8.5 billion related to the payoff of designated EchoStar debt, with any shortfall below $8.5 billion to be paid in cash.
The allocation of cash and equity consideration is subject to certain adjustments based on the amount of EchoStar debt satisfied at or prior to closing. The EchoStar Transaction is expected to close on or about November 30, 2027.
Item 16.Exhibits and Financial Statement Schedules.
(a) Exhibits

Exhibit No.	Description of Exhibit
1.1*	Form of Underwriting Agreement.
2.1^	Agreement and Plan of Merger and Reorganization, by and among Space Exploration Technologies Corp., X.AI Holdings Corp., K2 Merger Sub Inc. and K2 Merger Sub 2 LLC, dated January 31, 2026.
3.1	Form of Restated Certificate of Formation of Space Exploration Technologies Corp.
3.2	Form of Amended and Restated Bylaws of Space Exploration Technologies Corp.
4.1*	Form of Class A Common Stock certificate of Space Exploration Technologies Corp.
5.1	Form of Opinion of Gibson, Dunn & Crutcher LLP.
10.1	Form of Indemnification Agreement.
10.2†	Form of Space Exploration Technologies Corp. Amended and Restated 2017 Employee Stock Purchase Plan.
10.3†	Space Exploration Technologies Corp. Amended & Restated 2015 Equity Incentive Plan and Form of Stock Option Grant Notice and Option Agreement.
10.4†	Form of Space Exploration Technologies Corp. Amended and Restated 2024 Equity Incentive Plan.
10.5†	Space Exploration Technologies Corp. 2024 Equity Incentive Plan and Forms of Grant Notices and Award Agreements.
10.6†	Class B Restricted Stock Award Agreement between Space Exploration Technologies Corp. and Elon R. Musk, dated as of January 13, 2026.
10.7†	Class B Restricted Stock Award Agreement between Space Exploration Technologies Corp. and Elon R. Musk, dated as of March 23, 2026.
10.8^	Amended and Restated License Purchase Agreement, dated as of November 5, 2025, by and among EchoStar Corporation, Space Exploration Technologies Corp. and Spectrum Business Trust 2025-1.

Confidential Treatment Requested by Space Exploration Technologies Corp.
Pursuant to 17 C.F.R. Section 200.83

Exhibit No.	Description of Exhibit
10.9
Bridge Loan Credit Agreement, dated as of March 2, 2026, by and among Space Exploration
Technologies Corp., as borrower, the guarantors from time to time party thereto, the lenders from time to time party thereto and Goldman Sachs Bank USA, as administrative agent and a lender.

10.10
Credit Agreement, dated as of February 7, 2025, by and among Space Exploration Technologies
Corp., as borrower, the guarantors from time to time party thereto, the lenders from time to time party thereto and Bank of America, N.A., as administrative agent.

10.11	First Amendment to Credit Agreement and Waiver, dated as of March 2, 2026, by and among Space Exploration Technologies Corp., the lenders party thereto and the other L/C Issuers party thereto.
21.1	List of subsidiaries of Space Exploration Technologies Corp.
23.1*	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm to Space Exploration Technologies Corp.
23.2*	Consent of Gibson, Dunn & Crutcher LLP (form included in Exhibit 5.1).
24.1*	Power of Attorney (included on the signature page hereto).
107*	Filing Fee Table.
__________________
*To be filed by amendment.
^Certain of the schedules and attachments to this exhibit have been omitted pursuant to Regulation S-K, Item 601(a)(5). The registrant hereby undertakes to provide further information regarding such omitted materials to the SEC upon request.
†Management contract or compensatory plan or arrangement.
(b) Financial Statement Schedules
Financial statement schedules have been omitted because the information is not applicable or included in our consolidated financial statements  in the prospectus that forms a part of this Registration Statement.
Item 17.Undertakings.
The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions referenced in Item 14 of this Registration Statement, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
The undersigned registrant hereby undertakes that:
(1)For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.
(2)For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Confidential Treatment Requested by Space Exploration Technologies Corp.
Pursuant to 17 C.F.R. Section 200.83
SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Starbase, Texas, on
                    , 2026.

Space Exploration Technologies Corp.

By:
	Name:	Elon Musk
	Title:	Chief Executive Officer and Chief Technical Officer

Confidential Treatment Requested by Space Exploration Technologies Corp.
Pursuant to 17 C.F.R. Section 200.83
POWER OF ATTORNEY
KNOW ALL PEOPLE BY THESE PRESENTS, that each person whose signature appears below constitutes and
appoints                      and                     , and each of them, as his or her true and lawful attorneys-in-fact and agents, each with full power of substitution and resubstitution, for him or her and in his or her name, place or stead, in any and all capacities (including, without limitation, the capacities listed below), to sign any and all amendments
(including post-effective amendments) to this Registration Statement, and to sign any registration statement for the same offering covered by this Registration Statement that is to be effective upon filing pursuant to Rule 462(b)
promulgated under the Securities Act of 1933, as amended, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and all other documents in connection therewith, with the Securities and Exchange
Commission, and hereby grants to such attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.
Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed
by the following persons in the capacities indicated on the                      day of                     , 2026.

Signature	Title

Elon Musk
Chief Executive Officer, Chief Technical Officer and Chairman of the Board (principal executive officer)

Gwynne Shotwell
President, Chief Operating Officer and Director

Bret Johnsen
Chief Financial Officer (principal financial and accounting officer)

Ira Ehrenpreis
Director

Randy Glein
Director

Antonio Gracias
Director

Donald Harrison
Director

Steve Jurvetson
Director

Luke Nosek
Director